
06016870

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kazakhtelecom

*CURRENT ADDRESS Astana
31 Abai Avenue
Republic of Kazakhstan

Dee - we should already have a full address for this company.

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 0 2006
THOMSON FINANCIAL

FILE NO. 82- 04921 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 9/15/06

OPEN JOINT STOCK COMPANY KAZAKHTELECOM

Independent Auditors' Report

Financial statements prepared in accordance with International Financial Reporting Standards
For the year ended December 31, 2003

OPEN JOINT STOCK COMPANY KAZAKHTELECOM

TABLE OF CONTENTS



ТОО "Делойт и Туш"
Пр. Абылай Хана, 81
г.Алматы, 480091
Казахстан

Тел.: +7 (3272) 58 13 40
Факс: +7 (3272) 58 13 41
almaty@deloitte.kz
www.deloitte.com/kz

Deloitte & Touche, LLP
Abylai Khan Ave., 81
Almaty, 480091
Kazakhstan

Tel: +7 (3272) 58 13 40
Fax: +7 (3272) 58 13 41
almaty@deloitte.kz
www.deloitte.com/kz

INDEPENDENT AUDITORS' REPORT

To the Shareholders of the Open Joint Stock Company Kazakhtelecom:

We have audited the accompanying balance sheet of Open Joint Stock Company Kazakhtelecom (the "Company") as at December 31, 2003 and the related statements of operations, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

April 9, 2004

OPEN JOINT STOCK COMPANY KAZAKHTELECOM

BALANCE SHEET, PREPARED IN ACCORDANCE WITH IFRS, AS AT DECEMBER 31, 2003

(in thousands of Kazakhstani tenge)

	Notes	2003	2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	2	2,244,582	1,793,741
Accounts receivable, net	3	7,763,070	6,260,660
Inventories, net	4	4,077,409	3,960,800
Other receivables, net	5	5,397,646	4,780,159
Total current assets		19,482,707	16,795,360
Investments	6	10,557,531	5,393,920
Financial investments	7	467,867	184,526
Long-term accounts receivable	8	1,271,260	674,748
Long-term prepaid expenses		78,652	67,742
Fixed assets, net	9	75,281,224	65,247,554
Intangible assets, net	10	1,310,428	1,686,270
TOTAL ASSETS		108,449,669	90,050,120
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable		6,365,378	6,082,654
Advances received		733,624	612,485
Other payables and accrued liabilities		1,249,188	1,593,891
Short-term borrowings	11	7,457,384	14,667,472
Taxes payable		884,966	763,225
Dividends payable	12	487,690	178,891
Total current liabilities		17,178,230	23,898,618
Long-term borrowings	11	21,493,236	11,664,357
Deferred tax liabilities	13	5,780,598	3,762,096
TOTAL LIABILITIES		44,452,064	39,325,071
SHAREHOLDERS' EQUITY:			
Share capital	14	33,090,118	33,090,118
Retained earnings	14	30,907,487	17,634,931
Total shareholders' equity		63,997,605	50,725,049
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		108,449,669	90,050,120

On behalf of the management:

Kanat I. Nurov
Vice-President - Chief Financial Director

April 9, 2004

Timur N. Uzbakhanov
Chief Accountant

April 9, 2004

Notes on pages 7-24 form an integral part of the financial statements. Independent auditors' report is on page 1.

OPEN JOINT STOCK COMPANY KAZAKHTELECOM

STATEMENT OF OPERATIONS, PREPARED IN ACCORDANCE WITH IFRS, FOR THE YEAR ENDED DECEMBER 31, 2003

(in thousands of Kazakhstani tenge, except per share information)

	Notes	2003	2002
REVENUES FROM SALES OF SERVICES		65,880,642	56,804,354
COST OF SERVICES PROVIDED	15	(38,519,198)	(33,868,561)
GROSS PROFIT		27,361,444	22,935,793
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	15	(10,038,149)	(8,826,755)
OPERATING PROFIT		17,323,295	14,109,038
OTHER INCOME/(EXPENSES)			
Interest expense		(1,612,434)	(1,791,920)
Net foreign exchange gain/(loss)		348,886	(2,131,949)
Income from equity investments	6	5,199,582	3,147,586
Other income	18	2,552,609	2,892,681
Other expenses		(1,565,468)	(848,023)
Total other income		4,923,175	1,268,375
PROFIT BEFORE INCOME TAX EXPENSE		22,246,470	15,377,413
INCOME TAX EXPENSE	13	(5,612,904)	(3,819,347)
NET PROFIT		16,633,566	11,558,066
EARNINGS PER SHARE, basic and diluted, in tenge	16	1,512	1,047

On behalf of the management:

Kanat I. Nurov
Vice-President – Chief Financial Director

April 9, 2004

Timur N. Uzbakhanov
Chief Accountant

April 9, 2004

Notes on pages 7-24 form an integral part of the financial statements. Independent auditors' report is on page 1.

OPEN JOINT STOCK COMPANY KAZAKHTELECOM

STATEMENT OF CHANGES IN EQUITY, PREPARED IN ACCORDANCE WITH IFRS, FOR THE YEAR ENDED DECEMBER 31, 2003

(in thousands of Kazakhstani tenge)

	Notes	Share capital	Retained earnings	Total
Balance at January 1, 2002		33,090,342	7,901,200	40,991,542
Net profit for the year		-	11,558,066	11,558,066
Dividends	12	-	(1,824,622)	(1,824,622)
Other		(224)	287	63
Balance at December 31, 2002		33,090,118	17,634,931	50,725,049
Net profit for the year		-	16,633,566	16,633,566
Dividends	12	-	(3,361,010)	(3,361,010)
Balance at December 31, 2003		33,090,118	30,907,487	63,997,605

On behalf of the management:

Kanat I. Nurov
Vice-President – Chief Financial Director

April 9, 2004

Timur N. Uzbakhanov
Chief Accountant

April 9, 2004

Notes on pages 7-24 form an integral part of the financial statements. Independent auditors' report is on page 1.

OPEN JOINT STOCK COMPANY KAZAKHTELECOM

STATEMENT OF CASH FLOWS, PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED DECEMBER 31, 2003

(in thousands of Kazakhstani tenge)

	Notes	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit before income tax expense		22,246,470	15,377,413
Adjustments for:			
Depreciation of fixed assets and amortization of intangible assets	9, 10	8,668,301	7,590,026
Provision for doubtful accounts and other provisions		(428,277)	514,381
Net foreign exchange (gain)/loss		(348,886)	2,131,949
Income from equity investments	6	(5,199,582)	(3,147,586)
Interest expense		1,612,434	1,791,920
Loss on disposal of fixed assets and intangible assets		330,732	59,719
Other non-cash transactions	17	(593,654)	(1,578,574)
Operating profit before working capital changes		26,287,538	22,739,248
Increase/(decrease) in cash from changes in:			
Accounts receivable and other receivables		(2,727,319)	(3,082,274)
Inventories		(116,609)	(1,335,347)
Accounts payable and advances received		2,830,340	2,728,084
Other payables and accrued liabilities		335,685	(871,633)
Cash generated from operations		26,609,635	20,178,078
Interest paid		(1,736,930)	(1,843,992)
Dividends paid, net of taxes	12	(2,825,566)	(1,693,391)
Income tax paid		(3,919,399)	(2,924,928)
Net cash generated by operating activities		18,127,740	13,715,767
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investments	7	(1,309,783)	(1,568,571)
Purchase of fixed assets and intangible assets	17	(12,831,250)	(13,405,016)
Other payments		(973,157)	(392)
Proceeds on disposal of investments		45,705	24,762
Proceeds on disposal of fixed assets and intangible assets		105,520	63,455
Net cash used in investing activities		(14,962,965)	(14,885,762)

OPEN JOINT STOCK COMPANY KAZAKHTELECOM

STATEMENT OF CASH FLOWS, PREPARED IN ACCORDANCE WITH IFRS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2003
((in thousands of Kazakhstani tenge)

	Notes	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds on issue of shares and other securities		-	855,808
Proceeds from borrowings		34,919,076	17,592,321
Repayment of borrowings		(37,633,010)	(17,628,227)
Net cash (used in)/ provided by financing activities		(2,713,934)	819,902
NET CHANGE IN CASH AND CASH EQUIVALENTS		450,841	(350,093)
CASH AND CASH EQUIVALENTS, at the beginning of the year		1,793,741	2,143,834
CASH AND CASH EQUIVALENTS, at the end of the year		2,244,582	1,793,741

On behalf of the management:

Kanat I. Nurov
Vice-President – Chief Financial Director

April 9, 2004

Timur N. Uzbakhanov
Chief Accountant

April 9, 2004

Notes on pages 7-24 form an integral part of the financial statements. Independent auditors' report is on page 1.

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the business – Open Joint Stock Company Kazakhtelecom ("Kazakhtelecom" or the "Company") was established in June 1994 by the Decree of the Cabinet of Ministries of the Republic of Kazakhstan as a national shareholding company and in February 1996 it was reorganized as an open joint-stock company. The Company is incorporated, domiciled and operates in the Republic of Kazakhstan. The legal address of the Company is: Republic of Kazakhstan, 473000, Astana, Abaya str. 61. The Company is a monopolist providing a basic range of telecommunication services, including local, long-distance (domestic and CIS) and international phone services; telegraph and telex; data telecommunications; lease of channels; TV and radio retransmission; wire radio broadcasting and wireless communications services. The Company employed 33,006 people in 2003. The Company is owned by the Government of the Republic of Kazakhstan, Central Asian Investments Industrial Holding N.V. and other shareholders.

Basis of presentation – The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board and are denominated in Kazakhstani Tenge. The Company maintains its accounting records in accordance with the accounting rules and regulations promulgated by the Republic of Kazakhstan. These rules and regulations differ from International Financial Reporting Standards and, accordingly Kazakhstani financial statements reflect adjustments necessary for such financial statements to conform to IFRS.

Use of estimates and assumptions – The application of IFRS requires from the management to use reasonable assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash comprises cash on hand, current and short-term deposit accounts in banks with initial maturity not exceeding three months.

Accounts receivable – Accounts receivable are stated at face value, less an allowance for uncollectable amounts.

Inventories – Inventories are stated at the lower of cost, using weighted average method, or net realizable value. Cost includes purchase price, transport and handling costs and allocation of overhead costs. Net realizable value is based on the estimated selling price less selling and transportation costs.

Investments – The Company has no majority owned subsidiaries that are material to the financial statements. The Company accounts for its long-term investments, in which it owns more than 20% of voting stock, using the equity method. The carrying value of such investments is reduced to recognize any decline, other than a temporary decline, in the value of individual long-term investments.

As the historical provider of telecommunication services in the Republic of Kazakhstan, the Company acquired certain rights and licenses free of charge. Such rights and licenses were contributed to the share capital of joint ventures. Subsequently such contributions were revalued at fair market value. Management believes this accounting approach better reflects the Company's assets and their cost.

Financial investments – The Company records its investments in securities in the following categories: investments held for trading, investments held-to-maturity and investments available-for-sale. The classification used depends on the purpose for which these investments were purchased. Management determines the classification of investments on the date of acquisition and reviews the classification on a regular basis.

After initial recognition, the Company records investments held for trading and investments available-for-sale at fair value. Investments held-to-maturity are recorded at amortized cost. Profit/(loss) from the changes in fair values of investments and amortization of discounts or premiums are recorded in the statement of operations in the year incurred.

Fixed and intangible assets – Property, plant and equipment and intangible assets used in operations are recorded at the lower of restated cost or estimated recoverable amount. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of three to fifty years as follows:

Buildings	50 years
Premises	10-20 years
Telecommunication equipment	5-20 years
Other machinery and equipment	3-20 years
Transport and other	3-10 years
Assets in finance lease	lower of the estimated useful life or the term of lease
Intangible assets - software	5 years

Gains and losses on disposal of fixed and intangibles assets are included in other income/(expenses) in the statement of operations.

Impairment – At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is impossible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as decrease in revaluation reserve.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition – Revenue for all types of services is recognised when they are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

Borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised as an expense in the statement of operations in the period in which they are incurred.

Income taxes – The Company determines income tax expense using the liability method whereby the expected income tax effects of temporary differences between financial statements prepared in accordance with IFRS and Kazakhstan tax legislation are reported as deferred tax payable in the future or as deferred tax assets recoverable in the future. Deferred tax assets are recorded to the extent that there is a reasonable expectation that the assets will be realized.

Foreign currency transactions – The Company's functional currency is the Kazakhstani tenge (Tenge). Exchange gains and losses on transactions in foreign currencies completed during the year are reflected in the statement of operations. Assets and liabilities denominated in foreign currencies are recorded in the financial statements using exchange rates as at the balance sheet date.

Non-cash transactions – The Company conducts some of its settlements through non-cash transactions. Goods received are valued at the amount of services rendered. Inventory of goods received is periodically reviewed for proper valuation and written down to net realisable value.

Reclassification – Certain prior years amounts have been reclassified to conform to 2003 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

2. CASH AND CASH EQUIVALENTS

As at December 31, 2003 cash in the amount of 3,457 thousand tenge was restricted for use by decision of the Almaty court to cover claims from suppliers and 100,698 thousand tenge was reserved for letters of credit.

(in thousands of Kazakhstani tenge)

3. ACCOUNTS RECEIVABLE, NET

	2003	2002
Trade accounts receivable	8,669,393	7,834,310
Allowance for doubtful accounts receivable	(906,323)	(1,573,650)
Total	**7,763,070**	**6,260,660**

4. INVENTORIES, NET

	2003	2002
Materials	4,088,680	3,971,703
Goods	16,347	24,682
Provision to reduce inventories to net realizable value	(27,618)	(35,585)
Total	**4,077,409**	**3,960,800**

5. OTHER RECEIVABLES, NET

	2003	2002
Other receivables	2,813,558	2,050,342
Receivables from employees and other individuals	153,797	85,618
Prepaid expenses	287,200	173,240
Advances paid	2,704,827	3,190,205
Allowance for doubtful other receivables	(561,736)	(719,246)
Total	**5,397,646**	**4,780,159**

As at December 31, 2003 advances paid include 1,352,923 thousand tenge of advances paid to CJSC National Company KazakhstanTemirZholy for the Company's share in the joint construction of "Transport Tower" building (2002: 1,166,672 thousand tenge).

On November 29, 2003 the Government of the Republic of Kazakhstan issued a resolution whereby this building should be transferred to state ownership in accordance with the terms that will be determined by the Ministry of finance of the Republic of Kazakhstan, Ministry of economy and budget planning of the Republic of Kazakhstan and the Ministry of transport and communication of the Republic of Kazakhstan together with the Company. As of the date of these financial statements, negotiations were in process with the relevant government bodies over the contract. Therefore, the effect of the transaction will be reflected in the financial statements of the Company at the moment when it can be estimated.

(in thousands of Kazakhstani tenge)

6. INVESTMENTS

	2003	2002
LLP GSM Kazakhstan	9,474,209	4,300,549
CJSC Nursat	1,083,322	1,057,400
JSC Altel	-	-
Other	-	35,971
Total	**10,557,531**	**5,393,920**

Name of investee	Place of incorporation and operation	Proportion of ownership interest	Proportion of voting power held	Principal activity
LLP GSM Kazakhstan	Republic of Kazakhstan	49%	49%	Telecommunication services
JSC Altel	Republic of Kazakhstan	50%	50%	Telecommunication services
CJSC Nursat	Republic of Kazakhstan	41.25%	41.25%	Telecommunication services

The Company does not have control over the activity of JSC Altel because the Company does not have the authority to determine financial and operating policies of JSC Altel, does not have a right to appoint or dismiss the majority of the Board of Directors, and does not have additional deciding vote at the Board of Directors meetings.

Interest in accumulated losses of JSC Altel in excess of the carrying value of investments amounts to 453,560 thousand tenge and 115,605 thousand tenge as at December 31, 2003 and 2002, respectively. Share in the accumulated losses of JSC Altel is determined on the basis of the unaudited financial statements of JSC Altel prepared in accordance with Kazakhstan Accounting Standards.

Equity investments:

LLP GSM Kazakhstan:

	2003	2002
Cost of investment at the beginning of the year	4,300,549	1,133,553
Share of income for the reporting period	5,173,660	3,166,996
Cost of investment at the end of the year	**9,474,209**	**4,300,549**

Income from equity investment was recognized and reflected in the statement of operations.

(in thousands of Kazakhstani tenge)

CJSC Nursat:

	2003	2002
Cost of investment at the beginning of the year	1,057,400	-
Contribution made during the year	-	1,076,810
Share of income (loss) for the reporting period	25,922	(19,410)
Cost of investment at the end of the year	**1,083,322**	**1,057,400**

Income from equity investment was recognized and reflected in the statement of operations.

Other investments where the Company either could not exercise significant influence or the percentage of ownership was less than 20% are stated at cost as at December 31, 2002, and as at December 31, 2003 were reclassified into financial investments.

7. FINANCIAL INVESTMENTS

During 2002 and 2003 the Company has acquired bearer coupon bonds that mature on September 27, 2006. In 2003 the Company also acquired indexed coupon bonds that mature on December 23, 2009. The Company classifies these investments as available-for-sale.

8. LONG-TERM ACCOUNTS RECEIVABLE

	2003	2002
Accounts receivables from government entities	-	259,334
Long-term receivables from associated companies	884,525	-
Other long-term receivables	386,735	415,414
Total	**1,271,260**	**674,748**

In accordance with the Astana city court's decision and reconciliation act for 2002, accounts receivable from government entities in the amount of 259,334 thousand tenge should be offset or refunded in 2004. During reporting period these receivables were reclassified to current accounts receivable. As of the date of the financial statements, part of these receivables were offset against repayment of the Company's liability on KFW loan in the amount of 205,898 thousand tenge. The remaining receivable will be repaid or refunded in 2004 in accordance with the schedule.

Long-term receivables from associated companies represents financial aid provided to JSC Altel (see Note 20).

(in thousands of Kazakhstani tenge)

9. FIXED ASSETS, NET

	Land	Buildings and premises	Equipment	Other	Construction in progress	Total
Cost						
As at January 1, 2003	371,967	9,422,857	91,756,360	4,309,334	8,911,151	114,771,669
Additions	61,521	415,451	3,168,336	784,662	14,306,715	18,736,685
Transfers	-	643,762	15,813,520	57,068	(16,514,350)	-
Disposals	(8,546)	(296,950)	(1,226,181)	(123,069)	(332,123)	(1,986,869)
Internal transfer between groups	289	17,997	(5,924)	(12,362)	-	-
Reclassification	-	-	89,034	16	117,993	207,043
As at December 31, 2003	425,231	10,203,117	109,595,145	5,015,649	6,489,386	131,728,528
Depreciation						
As at January 1, 2003	-	2,852,083	44,579,093	2,047,190	-	49,478,366
Charge for the year	-	234,189	7,468,737	417,410	-	8,120,336
Internal transfer between groups	-	696	(14,014)	13,318	-	-
Disposals	-	(35,288)	(1,075,653)	(95,906)	-	(1,206,847)
Reclassification	-	-	29,186	-	-	29,186
As at December 31, 2003	-	3,051,680	50,987,349	2,382,012	-	56,421,041
Provision for suspended projects as at December 31, 2003	-	-	-	-	(26,263)	(26,263)
Net book value as at December 31, 2003	425,231	7,151,437	58,607,796	2,633,637	6,463,123	75,281,224
Net book value as at December 31, 2002	371,967	6,570,774	47,177,267	2,262,144	8,865,402	65,247,554

Equipment in the amount of 1,296,549 thousand tenge is pledged as collateral for loans of European Bank for Reconstruction and Development ("EBRD") and Sumitomo Corporation as at December 31, 2003. Equipment in the amount of 13,562,246 thousand tenge was pledged as collateral for loans of Citibank, EBRD, Siemens AG and Alcatel SEL AG as at December 31, 2002 (see Note 11).

(in thousands of Kazakhstani tenge)

10. INTANGIBLE ASSETS, NET

Cost	
As at January 1, 2003	2,412,616
Additions	351,007
Reclassification	(207,043)
Disposals	(3,421)
As at December 31, 2003	2,553,159
Amortization	
As at January 1, 2003	726,346
Charge for the year	547,965
Reclassification	(29,186)
Disposals	(2,394)
As at December 31, 2003	1,242,731
Net book value as at December 31, 2003	1,310,428
Net book value as at December 31, 2002	1,686,270

(in thousands of Kazakhstani tenge)

11. BORROWINGS

Borrowings as at December 31, 2003 include the following:

Lender	Balance	Average annual nominal interest rate, %	Secured/ Unsecured
Bank loans:			
KFW bank	494,326	7	Unsecured
Bank Leumi, Le-Israel B.M.	490,232	2	Unsecured
Credit line from Commerzbank (FRG) through HSBK	344,690	6	Secured
EBRD	12,052,658	5	Secured
BLG Munchen FRG	2,177,391	2-4	Unsecured
Ljublianska Bank	257,958	5	Unsecured
Commerzbank AG	2,616,056	3	Unsecured
Nordea Bank	130,378	6	Secured
Credit Agricole Indosuez, France	1,628,041	4	Unsecured
Commercial loans from suppliers:			
Alcatel SEL AG	711,865	8	Secured
Sumitomo Corporation	1,042,421	6	Secured
Iskratel D.O.O.	8,203	7	Unsecured
Fujitsu Siemens	43,129	10	Unsecured
The Eximbank of Korea through OJSC "Industrial park"	1,942,940	3	Unsecured
Other	3,310		Unsecured
Total loans	**23,943,598**		
Notes payable	1,401,522		Unsecured
Bearer bonds	3,605,500	10	Unsecured
Total	**28,950,620**		
Less: Amount due for settlement within 12 months (shown under current liabilities)	(7,457,384)		
Amounts due for settlement after 12 months	21,493,236		

The shareholders of OJSC Kazakhtelecom made a decision on January 22, 2001 to issue bonds whereby the National Commission on Securities of the Republic of Kazakhstan performed state registration of the first issue of the Company's bonds on March 6, 2001. The volume of the bonds issued at a par value of USD 100 totaled USD 25,000,000 divided by 250,000 bearer coupon bonds with maturity date March 15, 2004. As a result of special trading, 193,387 bearer coupon bonds were placed as at December 31, 2001 (see Note 14).

The remaining 56,613 coupon bonds were placed during 2002.

(in thousands of Kazakhstani tenge)

As part of overall Company's program aimed to reschedule maturity dates of the loans and reduce debt service cost, on September 30, 2003, the Company and EBRD entered into an agreement on syndicated loan ("Loan agreement") and restructuring of the existing liabilities of the Company. The total amount of the transaction was USD 110 million, consisting of two tranches with maturity of 5 and 7 years. The interest rate for the loan is equal to the Margin and London Inter Bank Offer Rate ("LIBOR") for the period of interest accrual.

In accordance with the Loan agreement USD 84 million was received in the reporting period.

According to the Loan agreement, the collateral for the loan is the following: ownership rights and interests in the Company's bank accounts in Kazakhstan; monetary claims of the Company to its current and future Kazakhstani debtors; the Company's rights, interests and benefits under all its current and future insurance policies, except for obligatory insurance policies; immovable property represented by automatic long-distance switching exchanges; tangible movable assets represented by cross equipment.

Borrowings as at December 31, 2002 include the following:

Lender	Balance	Average annual nominal interest rate, %	Secured/ Unsecured
Bank loans:			
KFW bank	3,091,188	7	Unsecured
Citibank Kazakhstan	3,272,850	7	Secured
Halyk Savings Bank Kazakhstan (HSBK)	779,250	14	Secured
ABN AMRO Bank Kazakhstan	2,932,800	5	Secured
Bank Leumi, Le-Israel B.M.	268,236	2	Unsecured
Nauryzbank	620,000	12	Secured
Credit line from Commerzbank (FRG) through HSBK	434,987	6	Secured
Exportfinans ASA	234,820	6	Secured
EBRD	3,702,058	7	Secured
Kazkommertsbank	779,250	12	Secured
BLG Munchen FRG	1,348,232	4	Unsecured
HPEF	108,915	8	Secured
Commercial loans from suppliers:			
Alcatel SEL AG	958,664	9	Secured
Siemens AG	1,799,699	8	Secured
Sumitomo Corporation	537,208	6	Secured
Iskratel D.O.O.	80,617	7	Unsecured
Netas	228,278	4	Unsecured
Others	47,636	4	Unsecured
Total loans	**21,224,688**		
Notes payable	1,210,891		Unsecured
Bearer bonds	3,896,250	10	Unsecured
Total	**26,331,829**		
Less: Amount due for settlement within 12 months (shown under current liabilities)	(14,667,472)		
Amounts due for settlement after 12 months	11,664,357		

(in thousands of Kazakhstani tenge)

The following tables reflect maturity date of borrowings:

	2003	2002
Within one year	7,457,384	14,667,472
In the second year	4,475,152	7,442,984
In the third to fifth years inclusive	13,321,239	4,203,964
After five years	3,696,845	17,409
Total	**28,950,620**	**26,331,829**

Changes in the maturity dates of loans in the reporting period are explained by restructuring of the existing liabilities by the Company.

Analysis of borrowings by currency:

	2003	2002
Kazakhstani tenge	3,310	620,000
US dollar	17,824,703	18,890,083
Euro	8,741,668	6,284,538
Japanese yen	437,999	537,208
Korean won	1,942,940	-
Total	**28,950,620**	**26,331,829**

Central Asian Investments Industrial Holding N.V. is a significant shareholder of Kazakhtelecom. Kazkommertsbank and Central Asian Investments Industrial Holding N.V. have common shareholders.

During the third quarter of 2002 the Company received a short-term loan from Kazkommertsbank in the amount of 1,847,200 thousand tenge, a portion of which in the amount of 1,080,655 thousand tenge was repaid in 2002, and the remaining liability in the amount of 779,250 thousand tenge was repaid on April 24, 2003. Interest paid on Kazkommertsbank loans was 32,151 thousand tenge and 97,603 during 2003 and 2002, respectively.

In 2003 Kazkommertsbank issued guarantees in favor of OJSC Kazakhtelecom for the amount of 158,443 thousand tenge (1,457 thousand tenge in 2002).

The Company's KFW group credit line ("loan") to finance the purchase of equipment was guaranteed by the Government of the Republic of Kazakhstan ("Government"). During 1999, the court of the Republic of Kazakhstan ruled that the portion of the loan relating to the equipment initially delivered to JSC Mangistaumunaigas and JSC Kaskor (third parties) must be assumed by the Government and is not repayable by Kazakhtelecom. As at the date of these financial statements, a formal agreement has not been signed between the Government and OJSC Kazakhtelecom although there has been no formal appeal by the Government of the court's decision. Management believes the Government will abide by the court ruling. The management of the Company should also claim back interests paid for the principal amount of the loan.

(in thousands of Kazakhstani tenge)

12. DIVIDENDS

Dividends of 300 tenge per preferred share were accrued in 2003 and 2002, in accordance with the shares' issue documents. These amounts were 120,957 thousand tenge and 120,958 thousand tenge for the years ended December 31, 2003 and 2002, respectively.

Based on the decision of annual shareholders' meeting dated May 16, 2003, dividends in the amount of 3,240,053 thousand tenge were accrued on common shares. In the reporting period dividends were paid in the amount of 2,940,039 thousand tenge.

13. INCOME TAX

Deferred tax has been calculated based on the following temporary differences:

	2003	2002
Deferred tax asset		
Difference in allowances for doubtful accounts	906,323	1,573,650
Exchange rate difference	-	1,484,422
Other	435,589	154,371
	1,341,912	3,212,443
Statutory tax rate	30%	30%
Deferred tax asset	402,574	963,733
Deferred tax liability		
Difference in the net book value of property, plant and equipment and construction in progress	20,610,571	15,752,762
	20,610,571	15,752,762
Statutory tax rate	30%	30%
Deferred tax liability	6,183,172	4,725,829
Net deferred tax liability	**5,780,598**	**3,762,096**

Income tax expense included in the statement of operations is as follows:

	2003	2002
Deferred income tax expense	2,018,502	514,078
Current income tax expense	3,594,402	3,305,269
Income tax expense	**5,612,904**	**3,819,347**

(in thousands of Kazakhstani tenge)

Reconciliation of income tax from the statutory rate of 30% to actual income tax provided for the years ended December 31, 2003 and 2002, is as follows:

	2003	2002
Profit before income tax expense	22,246,470	15,377,413
Tax at statutory rate of 30%	6,673,941	4,613,224
Tax amount on non-tax deductible expenses/(non-taxable income)	(1,061,037)	(793,877)
Income tax expense	5,612,904	3,819,347

Average effective tax rate was 25,2% and 24,8 % for 2003 and 2002, respectively.

Taxes are payable in accordance with the laws of the Republic of Kazakhstan. Certain expenditures recorded in the statement of operations are not deductible for Kazakhstan tax purposes and others are only deductible in future periods. Normally, for these future deductible expenses, a deferred tax asset is recorded. The statutory tax rate in Kazakhstan is 30%. The tax charge for the year ended December 31, 2003 is disproportionate to the profit before tax due to expenses included in the statement of operations and disallowable for Kazakhstan corporate income tax purposes and due to non-taxable income.

14. SHARE CAPITAL AND RETAINED EARNINGS

	2003	2002
Share capital:		
Preferred non-voting shares, par value KZT 1,000 per share: authorized, issued and fully paid 1,213,653 shares	1,213,653	1,213,653
Common voting shares, par value KZT 1,000 per share: authorized, issued and fully paid 10,922,876 shares	10,922,876	10,922,876
Inflation adjustment	23,606,449	23,606,449
Treasury shares (810,456 preferred shares at cost of exchange as at December 31, 2003 and December 31, 2002, respectively)	(2,652,860)	(2,652,860)
	33,090,118	33,090,118

The Company's share capital consists of common voting shares and preferred non-voting shares with par value of KZT 1,000 per share. Each common share carries an equal voting right, whereas the preferred shares rank higher in dividend and liquidation rights but do not have voting rights. The preferred shares pay a minimum dividend of 30% of their par value.

In accordance with a decision approved in the shareholders' general meeting, the Board of Directors made a decision on October 22, 2001 to issue bonds in exchange for preferred shares. Trading was conducted from 26 to 30 November and from 3 to 5 December 2001 at the Kazakhstan Stock Exchange.

(in thousands of Kazakhstani tenge)

As a result of special trading in 2001-2002, 250,000 bearer bonds of the Company were fully placed. These bonds were fully repaid according to the issue prospectus in March 2004.

As at December 31, 2003 and 2002 treasury preferred shares were not placed on the stock market.

As at December 31, 2003 and 2002 retained earnings do not include an amount of non-distributable reserves of 1,842,404 thousand tenge, which represents the difference between the par value of treasury preferred shares and cost of their exchange for bearer bonds.

Distributed earnings used to determine dividends on common shares are established on the basis of the financial statements prepared in accordance with Kazakhstan Accounting Standards for the corresponding year.

Owners of more than 5% of share capital are the following:

Shareholder or nominal holder	**Number of shares**	**Number of shares**	**Share in share capital, %**	
	2003	**2002**	**2003**	**2002**
Common shares				
State property and privatisation committee of the Ministry of finance	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Investments Holding N.V.	3,685,450	3,647,027	30.4	30.1
The Bank of New York	816,664	816,664	6.7	6.7
Other	352,497	390,920	2.9	3.2
	10,922,876	10,922,876		
Preferred shares	1,213,653	1,213,653	10.0	10.0
Total	12,136,529	12,136,529	100.0	100.0
Preferred shares – treasury shares	(810,456)	(810,456)		

(in thousands of Kazakhstani tenge)

15. OPERATING EXPENSES

	2003	2002
Raw materials and consumables	2,290,381	2,168,074
Staff costs	17,812,635	15,184,931
Depreciation of fixed assets and amortization of intangible assets	8,668,301	7,590,026
Repair and maintenance of fixed assets	1,718,888	2,015,990
Communication expenses	11,898,437	10,409,153
Electricity and utility expenses	738,948	691,260
Bank commissions	317,720	307,079
Business trip expenses	405,827	368,618
Selling expenses	739,190	547,622
Tax expenses	1,265,296	1,022,506
Other operating expenses and accruals	2,701,724	2,390,057
Total	**48,557,347**	**42,695,316**

The reconciliation of the operating expenses with amounts in the statement of operations is provided below:

	2003	2002
Cost of services provided	38,519,198	33,868,561
Selling, general and administrative expenses	10,038,149	8,826,755
Total	**48,557,347**	**42,695,316**

16. EARNINGS PER SHARE

Basic and diluted earnings per share were 1,512 and 1,047 tenge for 2003 and 2002, respectively.

The calculation of basic and diluted earnings per common share is based on the following data:

	2003	2002
Net profit for the year	16,633,566	11,558,066
Dividends to preferred shares	(120,957)	(120,958)
Profit for the purposes of basic and diluted earnings per common share	**16,512,609**	**11,437,108**

The number of common shares outstanding for 2003 and 2002 was 10,922,876. There are no diluted potential common shares.

(in thousands of Kazakhstani tenge)

17. SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION

In 2002 «Other non-cash transactions» include the recovery of provision created in the financial statements of 2000 (see Note 18) and other non-cash transactions.

In 2003 «Other non-cash transactions» include the recovery of provision created in the financial statements of 2002 and other non-cash transactions.

In 2003 and 2002 significant additions to fixed assets were financed by bank loans and commercial loans from suppliers.

18. CONCENTRATION OF BUSINESS RISKS AND CONTINGENCES

Operating environment – The Company's principal business activities are within the Republic of Kazakhstan. Laws and regulations affecting businesses operating in the Republic of Kazakhstan are subject to rapid changes and the Company's assets and operations could be at risk due to negative changes in the political and business environment.

In prior years, the Agency for regulation of natural monopoly and protection of competition of the Republic of Kazakhstan has issued rulings that the Company should dispose of its ownership of certain investments in subsidiaries and associates. In December 2002 the anti-monopoly legislation of the Republic of Kazakhstan changed. In accordance with these changes, monopolies are no longer prohibited from participation in the activities of other companies, which are engaged in activities permitted for the monopoly (see Note 6).

Tax contingencies – Subsequent to December 31, 2000, the Company was subject to a detailed investigation by the tax authorities, which resulted in assessments of further taxes and penalties totaling 7,641,289 thousand tenge. The Company appealed this assessment. The Company claims were settled by the Astana city court. This decision was supported in February 2002 by the Administrative Collegium of the Supreme Court of the Republic of Kazakhstan. In April 2002 the Ministry of state revenues appealed to the Supervisory Collegium of the Supreme Court of the Republic of Kazakhstan. The decision in favor of the Company was upheld in May 2002 by the Supervisory Collegium of the Supreme Court of the Republic of Kazakhstan. In accordance with the Supreme Court's decision, in 2002 the Company reversed provisions made in the financial statements for 2000. The reversal of provisions was included by the Company in 2002 in other income in the statement of operations.

Future tax examinations could raise issues or assessments, which are contrary to the Company's tax filings. Such assessments could include taxes, penalties and interest, and these amounts could be material. The Company believes it has complied with Kazakhstani tax legislation.

19. PENSIONS AND RETIREMENT PLANS

Pensions – Employees of the Company receive pension benefits in accordance with the laws and regulations of the Republic of Kazakhstan. The related expenses are 1,334,198 and 1,274,857 thousand tenge for the years ended December 31, 2003 and 2002, respectively. As at December 31, 2003 and 2002, the Company was not liable for any material supplementary pensions, post-retirement health care, insurance benefits, or retirement indemnities to its current or former employees, except as discussed below.

(in thousands of Kazakhstani tenge)

Social liabilities – On December 17, 1998 the Company concluded a collective agreement with its employees. Under the terms of this agreement the Company is obliged to make certain social payments related to pension to employees, the amount of which may vary from year to year. Due to the lack of adequate statistical data, the Company is not able to arrive at the estimated period when its employees will retire from the Company, and therefore these financial statements do not reflect provision for such liabilities. The management of the Company believes that the total amount of such potential provision is not significant for the financial statements.

20. RELATED PARTIES

During 1996, the Company entered into an agreement to provide and to receive telecommunication services to JSC Altel (related party). The Company provided and purchased telecommunication services amounting to 205,023 and 307,231 thousand tenge during 2003 and 2002, respectively.

To increase working capital and to purchase and install a CDMA network the Company provided the financial aid to JSC Altel in the amount of 884,525 thousand tenge with maturity until February 2007 and provided in its favor a guarantee secured by purchased equipment for the amount of 14 million USD for the purchase of mobile communication equipment. This transaction was approved by the decision of the General meeting of shareholders of the Company.

During 1999, the Company entered into an agreement to provide and to receive telecommunication services to LLP GSM Kazakhstan. The Company provided and purchased telecommunication services amounting to 5,022,418 and 5,101,456 thousand tenge during 2003 and 3,778,629 and 4,570,993 thousand tenge during 2002, respectively.

In August 2002 the Company purchased a share in CJSC Nursat. The Company provided and purchased telecommunication services amounting to 75,332 and 45,617 thousand tenge during 2003 and 68,303 thousand tenge and 533 thousand tenge during 2002, respectively.

Prices in the transactions with related parties are established using comparable uncontrolled price method.

21. CAPITAL COMMITMENTS

- 2004	25,495,160
- 2005	12,318,000
	37,813,160

22. RISK MANAGEMENT POLICIES

Risk management is an essential element of the Company's operations. The main risks inherent to the Company's operations are those related to credit risk exposures, changes of interest rates and foreign exchange rates. A description of the Company's risk management policies in relation to those risks follows.

Credit risk management – The financial instruments, which are potentially exposed to credit risk, are mostly represented by accounts receivable from operations and other debtors. Credit risk related to these assets is limited due to the broad client base of the Company and implementation of continuous control procedures over the creditworthiness of customers and other debtors.

(in thousands of Kazakhstani tenge)

Foreign currency risk management – The financial instruments, which are potentially exposed to the currency risk, are mostly represented by accounts receivable and accounts payable from operations and borrowings. Currencies of borrowings attracted by the Company are disclosed in Note 11.

Interest rate risk management – The Company's accounts receivable include interest-free financial assets. Interest rates paid for the Company's borrowings are disclosed in Note 11.

23. SUBSEQUENT EVENTS

As at the date of the financial statements treasury preferred shares have not been placed on the stock market (see Note 14).

In March 2004 the Company's bearer bonds were fully repaid in accordance with the issue prospectus (see Note 14).

24. PROGRAM OF LIBERALIZATION OF TELECOMMUNICATION MARKET

In February 2003, the Government of the Republic of Kazakhstan adopted a program for the development of the telecommunication industry in the Republic of Kazakhstan for 2003-2005 (the "Program"). The main objective of the Program is to provide an environment and to create procedures aimed at further development of Kazakhstan telecommunication industry, which should be competitive and integrated into global telecommunication infrastructure. The Program provides for step-by-step liberalization of the telecommunication market in the Republic of Kazakhstan and includes changes to tariffs to achieve profitability of many types of telecommunication services, setting up of the procedures to finance common use services, and implementation of "Pay As You Use" system for local calls.

The Program stipulates liberalization of telecommunication market by providing the rights to render international and intercity communication to other operators. However, the Company retains exclusive rights of ownership and use of trunk telecommunication lines of the Republic of Kazakhstan.

The effect of the industry's liberalization will be reflected in the financial statements of the Company at the moment when it can be estimated.

JOINT STOCK COMPANY
KAZAKHTELECOM

Consolidated financial statements
pursuant to the International Financial Reporting Standards for the quarter that ended on 31st March 2006 (unaudited)

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENT FOR THE QUARTER THAT ENDED ON MARCH 31, 2006

CONSOLIDATED BALANCE MADE PURSUANT TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS OF MARCH 31, 2006

(in KZT thousand)

	Comments	31.03.2006	31.12.2005
ASSETS			
CURRENT ASSETS:			
Resources and their equivalents		12,911,383	2,861,710
Short-terms accounts receivable, net	4	12,734,126	11,242,630
Inventories, net	5	6,557,332	5,605,805
Short-term finance investment	6	746,359	756,967
Other accounts receivable, net	7	12,687,978	6,245,407
Total current assets		45,637,178	26,712,519
LONG-TERM ASSETS:			
Investment, net	8	24,967,740	29,227,478
Financial investment	9	661,416	661,427
Long-term accounts receivable	10	4,408,015	2,734,076
Long-term deferred expense		88,797	87,756
Capital (fixed) fixed assets, net	11	100,707,036	100,111,362
Intangible assets, net	12	2,151,477	2,159,519
Goodwill, net	13	2,557	2,557
Total long-term assets		132,987,038	134,984,175
TOTAL ASSETS		178,624,216	161,696,694
LIABILITIES AND STOCK CAPITAL			
CURRENT LIABILITIES:			
Short-term accounts payable	14	5,837,719	6,067,669
Advances received		706,582	833,930
Other short-term accounts payable and accrued liabilities	15	1,342,235	1,387,766
Short-term finance lease obligations	17	1,241,512	1,926,678
Short-term loans (borrowings)	16	19,021,159	9,035,001
Tax and off-budget expenditure debts (liabilities)	20	1,785,762	968,391
Dividends to be paid out	18	141,119	215,983
Total current liabilities		30,076,088	20,435,418

CONSOLIDATED BALANCE (CONTINUATION) MADE PURSUANT TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS OF MARCH 31, 2006

(in thousand KZT)

	Comments	31.03.2006	31.12.2005
LONG-TERM LIABILITIES			
Long-term loans	16	17,125,579	18,328,315
Long-term finance lease obligations	17	893,272	825,922
Long-term social liabilities	26	597,523	595,579
Deferred corporate income tax, net	19	8,830,658	8,669,183
Total long-term liabilities		27,447,032	28,418,999
Total liabilities		57,523,120	48,854,417
STOCK CAPITAL:			
Charter Capital	21	33,090,118	33,090,118
Reserve Capital		1,820,479	1,820,479
Retained earnings (net surplus)	21	86,190,499	77,931,680
Total stock capital		121,101,096	112,842,277
TOTAL LIABILITIES AND STOCK CAPITAL		178,624,216	161,696,694

Uzbakhanov T.N.
Chief Accountant

May 4, 2006

Comments on pages 8-38 is an integral part of this consolidated financial statement.

CONSOLIDATED STATEMENT ON PROFITS AND LOSSES MADE PURSUANT TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE QUARTER THAT ENDED ON MARCH 31, 2006

(in thousand KZT excluding earnings per share)

	Comments	1 quarter	2 quarter
OPERATING REVENUES	1, 27	26,378,289	21,879,953
COST OF SERVICES PROVIDED	22	(14,649,294)	(11,981,536)
GROSS PROFIT (GROSS RETURN)		11,728,995	9,898,417
GENERAL (TOTAL) AND ADMINISTRATIVE EXPENSES	22	(4,346,091)	(3,633,401)
SELLING EXPENSES	22	(216,186)	(171,857)
INCOME FROM OPERATIONS		7,166,718	6,093,159
OTHER INCOME (EXPENSES)			
Loan expenses		(530,897)	(327,673)
Net foreign exchange gain (loss)		812,569	(204,366)
Income from equity investments, net	8	2,949,306	2,840,620
Other revenues		352,616	247,940
Other expenses		(41,433)	(40,592)
Total other revenues		3,542,161	2,515,929
INCOME BEFORE TAXES		10,708,879	8,609,088
INCOME TAX EXPENSE	19	(2,420,123)	(1,766,537)
NET INCOME		8,288,756	6,842,551
EARNINGS PER SHARE calculated at Benchmark and derivative rate of return on ordinary share, in KZT	23	756	624

Uzbakhanov T.N.
Chief Accountant

May 4, 2006

Comments on pages 8-38 is an integral part of this consolidated financial statement.

CONSOLIDATED STATEMENT ON CAPITAL MOVEMENT MADE PURSUANT TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE QUARTER THAT ENDED ON MARCH 31, 2006

(in thousand KZT)

	Comments	Charter Capital	Reserve Capital	Retained earnings	Total
Balance as of 1st January 2005 (reviewed)		33,090,118	1,820,479	49,640,900	84,551,497
Net income per year		-	-	32,846,214	32,846,214
Dividends	18	-	-	(4,555,280)	(4,555,280)
Switch rate as a result of revaluation of investment to a division located abroad		-	-	(154)	(154)
Balance as of December 31, 2005		33,090,118	1,820,479	77,931,680	112,842,277
Net income for the reported period		-	-	8,288,756	8,288,756
Dividends	18	-	-	(30,240)	(30,240)
Switch rate as a result of revaluation of investment to a division located abroad		-	-	303	303
Balance as of March 31, 2006		33,090,118	1,820,479	86,190,499	121,101,096

Uzbakhanov T.N.
Chief Accountant

May 4, 2006

Comments on pages 8-38 is an integral part of this consolidated financial statement.

CONSOLIDATED CASH FLOW STATEMENT MADE PURSUANT TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE QUARTER THAT ENDED ON MARCH 31, 2006

(in thousand KZT)

	Comments	1 quarter 2006	1 quarter 2005
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit before taxes		10,708,879	8,609,088
Adjusted for:			
Depreciation (wear and tear) of capital assets and amortization of intangible assets	11, 12	3,185,429	2,577,191
Reserve for doubtful debt and other reserves		61,441	251,997
Net foreign exchange gain (loss)		(812,569)	204,366
Net income from equity investments	8	(2,949,306)	(2,840,620)
Loan expenses		530,897	327,673
Expenses on social liabilities		11,250	-
Losses from sale of capital assets and intangible assets		21,513	41,952
Other non-cash operations		(1,040)	(608)
Operating profit before changes in assets and liabilities		10,756,494	9,171,039
Increase / Decrease of cash flow due to changes in:			
Trade receivables and other receivables		(421,263)	(1,491,029)
Inventories		(951,527)	(76,365)
Accounts payable and advances received		(220,733)	34,883
Other payables and accrues liabilities		955,034	(797,012)
Cash flow received from operating activity		10,118,005	6,841,516
Interest paid		(508,001)	(309,112)
Dividends paid, less taxes	18	(89,666)	(88,640)
Income taxes paid		(1,787,500)	(1,756,250)
Net cash flow received from operating activity		7,732,838	4,687,514
CASH FLOW FROM INVESTING ACTIVITIES:			
Purchase of investment		-	(5,449)
Purchase of capital assets and intangible assets	11, 24	(6,344,030)	(3,605,832)
Other payments		(82,343)	(19,068)
Proceeds from sale of capital assets and intangible assets		21,963	2,954
Net cash flow used for investing activity		(6,404,410)	(3,627,395)

CONSOLIDATED CASH FLOW STATEMENT MADE PURSUANT TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE QUARTER THAT ENDED ON MARCH 31, 2006

(in thousand KZT)

	Comments	1 quarter 2006	1 quarter 2005
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from borrowings		13,685,259	3,231,462
Other proceeds			-
Repayment of borrowings		(4,119,415)	(3,310,877)
Payment of finance lease obligations	17	(844,371)	-
Other payments		(228)	-
Net cash flow used for financing activity		8,721,245	(79,415)
NET CHANGE IN CASH AND CASH EQUIVALENTS		10,049,673	980,704
CASH AND THEIR EQUIVALENTS at the beginning of the reported period		2,861,710	2,545,737
CASH AND THEIR EQUIVALENTS at the end of the reported period		12,911,383	3,526,441

Uzbakhanov T.N.
Chief Accountant

May 4, 2006

Comments on pages 8-38 is an integral part of this consolidated financial statement.

COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENT MADE PURSUANT TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE QUARTER ENDED ON MARCH 31, 2006

(in thousand KZT)

1. NATURE OF THE ACTIVITY

Nature of the activity – a joint stock company Kazakhtelecom (hereinafter referred to as "Kazakhtelecom" or "Company") was established, first as a national joint stock company in June 1994, following the Enactment of the Cabinet of Ministers of the Republic of Kazakhstan, and then in February 1996 reorganized into an open joint stock company (from March 2004 – joint stock company). The Company is registered, located and operating in the Republic of Kazakhstan. The legal address of the Company: 31, Abay street, Astana 010000, Republic of Kazakhstan.

The Company is included into the registrar of companies (subjects) of natural monopolies on the services of passing telephone traffic for telecommunication operators, connection to the Public Telephone Network of other telecommunication operators, on leasing of telephone cable conduit lines to telecommunications operators for connection to PTN. The Company has a considerable market share in the telecommunication market for fixed telephony, including local, domestic and international telephone communications (connection towards CIS and overseas countries), and provides the services of telegraph and telex communications, data communications, lease of channels, tele- and radio broadcasting, telegraph radio broadcasting and the services on wireless communication facilities.

The Company had 32,475 employees as of March 31, 2006 (as of March 31, 2005 – 33,803 employees). The Company's shares are held by the government of the Republic of Kazakhstan, Central Asian Industrial Holdings N.V. and other minority shareholders.

In January 2005 the Company purchased 100% share of stock in "Signum" LLC (hereinafter referred to as "subsidiary"). Signum LLC is registered in Moscow, Russian Federation. Its main activity is provision of telecommunication services on the territory of the Russian Federation.

The program of liberalization of the telecommunication market – In accordance with the Enactment № 925 of the Government of the Republic of Kazakhstan as of September 2, 2004, the Company's exclusive right to the provision of long distance domestic and international telephone communications have been called off.

For the reported period the Company paid to the budget for provision of long distance domestic and international telephone communications an amount of KZT 1, 135, 773 thousand (1 quarter 2005 - KZT 892, 971 thousand), and reflected these sums in the mix of the expenses on main activity (refer to Comments 22). In the reported period 2006 the Company also received compensation for provision of universal services in rural area in amount of KZT 807, 361 thousand (1 quarter 2005 – KZT 901, 568 thousand), and reflected these sums in the mix of revenues from the main activity.

For the purpose of the Enactment №28 of the Government of the Republic of Kazakhstan as of January 19, 2005 "On introduction of amendments and changes to the Enactment of the Government of the Republic of Kazakhstan № 884 as of August 21, 2004" the Company introduced from January 30, 2005 the tariffs on long distance domestic (intrazone) connections based on a charging unit of 10 complete and incomplete seconds.

Besides, in accordance with some orders of the Agency of the Republic of Kazakhstan for informatization and communication and of the Agency of the Republic of Kazakhstan for regulation of natural monopolies, the tariff on trunk (long distance domestic) traffic between the networks of the Company and that of the operators of fixed communication, and (tariff) on the outgoing traffic from the fixed communications network through the Company's network onto the networks of the cell communications operators, is charged by applying a 10 second charging unit. Since the cell communications operators did not introduce to the contractual terms and conditions the changes pertaining to the tariffing based on a 10 second charging unit, the tariffing of connections with the cell communication operators' networks is based on a minute charging unit. From January 1, 2006 cell communication operators have obtained the right to directly interconnect its own networks between each other passing round the Company's networks.

2. PRESENTATION OF THE FINACIAL STATEMENT

The basis for presentation – This consolidated financial statement of the Company is made pursuant to the International Financing Reporting Standards (IFRS) established by the International counsel on financing reporting standards (ICFRS) and presented in thousand KZT (Tengues). The group keeps accounting records pursuant to the rules and provisions on the accounting adopted in the Republic of Kazakhstan (hereinafter referred to as KAS) and the Russian Federation. These rules and provisions differ from those of IFRS and, therefore, the financial statement of the Company made pursuant to the Kazakhstani standards, and the financial statement made pursuant to the Russian accounting standards have been duly corrected with a view to complying with the IFRS.

This consolidated financial statement of the Company is grounded on the principle of the historical cost, except for the requirements of the IFRS with respect to the following:

- Valuation of the long-term assets in accordance with IFRS 29 "Financing reporting under hyperinflation";
- Valuation of financial instruments in accordance with IFRS 39 "Financial instruments: adoption and valuation".

Use of estimates and assumptions – Observance of IFRS requires from the Company's management the use of estimates and assumptions. These estimates and assumptions have an impact on the amounts of the assets and liabilities specified in the statement, and on the disclosure of nominal assets and liabilities on the date of making the financial statement and on the amounts on income and expenditure during the reported period. In This connection the actual results may differ from these estimates.

Critical estimates are used by the Company for accounting such items as valuation (appraisal or estimate) of the financial instruments, reserves on doubtful debts, depreciation of investment, tear and wear and amortization of intangible assets, depreciation of long-term assets, tax and arbitrary liabilities.

Operating currency – KZT (Kazakhstani tengue) will the operating currency of the attached consolidated financial statement.

The continuity concept – This consolidated financial statement was prepared in accordance with IFRS following the assumption that the Company will stick to the continuity concept. This suggests the sell-off of its assets and repayment of liabilities in the process of its usual economic activity in the foreseeable future.

The Company's management believes that the recall of the exclusive right to the provision of long distance domestic and international communication services will not entail negative changes in the Company's operating activity, and the Company will keep to the continuity principle.

Mandatory application of the new and reviewed International Financial Reporting Standards (IFRS) – In 2005 the Company applied new and reviewed Standards and Interpretations issued by the International counsel on financing reporting standards (ICFRS) and Permanent counsel on interpretation under the ICSRS, related to the Company's activity and applicable to the reported periods that begin from January 1, 2005. Application of new and reviewed IFRS and Interpretations resulted in the change of the Company's Accounting policy and reflected on the amounts presented in the current and previous reported periods with respect to the following issues of the accountancy:

- Admission of losses of the associated company calculated by applying the method of equity participation in accordance with IFRS 28 "Investments to the associated company";
- Record of financial guarantees in accordance with IFRS 4 "Insurance contracts".

IFRS 28 "Investments to the associated company"

For the reported periods starting from January 1, 2005 the IFRS 28 "Investments to the associated company" (hereinafter referred to as "IFRS 28") requires definition of the equity participation in the associated company following the current value of the investment to the associated company calculated by using the equity participation method along with any long term participations that constitute a part of the investor's net investment to the associated participation. Before applying the reviewed IFRS 28 the Company took into account the losses of the associated company accrued upon writing off the balance (position) of corresponding investment on equity participation down to zero on the balance accounts, and disclosed their amount in the corresponding Comments on the financial statement.

(in thousand KZT)

The Company reflected this change as the change in the Accounting policy and applied the requirement of the reviewed IFRS 28 respectively, as required on the compulsory basis by this Standard with respect to the losses of the associated company incurred in 2004 and 2003 (ref. to the comments 8 and 27).

IFRS 4 "Insurance contracts"

The new IFRS 4 "Insurance contracts" (hereinafter refereed to as "IFRS 4") entered into force for the periods starting from January 1, 2005, requires to follow the requirements of IFRS 39 "Financial instruments: admission and appraisal" (IFRS 39) for the purposes of recording the agreements on provision of financial guarantees. In its turn the IFRS 39 requires the primary admission of liabilities on the agreements on provision of financial guarantees that determine special payments for indemnity of losses incurred by the owner of the guarantee emerged as a result of impossibility of a particular debtor to make payment when due at their fair value. Subsequently, the agreements on provision of financial guarantees should be appraised (valued) in accordance with IFRS 37 "Reserves, arbitrary liabilities and arbitrary assets" (hereinafter refereed to as "IFRS 37") in the amounts that are reasonably expected to be paid for repayment of liabilities or for transfer of the agreements on provision of financial guarantees to third parties. Before applying IFRS 4 the Company did not carry out the appraisal (assessment) of the agreements on provision of financial guarantees in accordance with these requirements.

The main existing financial guarantees were presented by the Company to its associated company (ref. to Comments 8 and 27). Accordingly, the change in the Accounting policy with respect to the record of the agreements on provision of financial guarantees was applied by the Company in combination with effect of making change in the Accounting policy with respect to the admission of part of the losses incurred by the associated company mentioned hereinabove.

The Company reflected this change as a change in the Accounting policy and applied the requirements of IFRS 4 respectively as required, on the mandatory basis by this Standard, as the losses from equity participation in the associated company in 2004 and 2003.

Changes in the Accounting policy with respect to the admission of social obligations – In 2005 the Company carried out an additional work on the analysis of statistical data with respect to the age structure of its employees. On the basis of more reliable statistical data the Company made the calculation (estimate) of the Company's obligations towards its own employees upon termination of their labor activity and reflected these expenses as the changes in the Accounting policy by applying this change respectively (ref. also to Comments 26).

3. THE MAIN PRINCIPLES OF THE ACCOUNTING POLICY

The consolidation principles – This consolidated financial statement includes the financial statement of "Signum" LLC which is being directly controlled by the Company (hereinafter referred to collectively as "Group"). The control is achieved when the Company gets the right to influence the financial and operating policy of the invested company for the purpose of benefiting from its activity.

If required the financial statement of a subsidiary company is corrected to bring its accounting policy in line with the accounting policy pursued by the Company. The value of assets and liabilities of the acquired company is of negligible importance in relation to the Company's financial statement.

All significant intra-group operations, balance and non-realized gain (losses) on operations are excluded when consolidated.

Business combinations – Acquisition of a subsidiary is taken into account (recorded) following the purchasing method, which implies that the value of acquisition is evaluated as a sum of fair prices of the acquired assets, accrued and arbitrary obligations (liabilities) and participation instruments issued by the Company in exchange for control over the acquired enterprise on the date of acquisition, plus any expenses directly pertaining to the business combination. On the date of acquisition the identified assets, liabilities, as well as arbitrary obligations that meet the admission criterion set by the IFRS 3 "Business combinations" should be admitted at their fair prices, except for the long term assets (the removal group) classified as being held for selling in accordance with IFRS 5 "Long term assets earmarked for selling, and the terminated activity", which are estimated at their fair price less the selling costs.

A goodwill that occurs when making the acquisition is admitted as an asset and reflected initially at the cost that constitutes an excess of the cost of the business combination over the Company's share in the net and fair cost (price) of the assets, liabilities, and arbitrary obligations (liabilities) being identified. In the event that the Company's share in the net and fair cost (price) of the acquired assets, liabilities and arbitrary liabilities (obligations) exceeds the cost of the business combination, this excess is admitted in the consolidated statement on profits and losses.

On each reported date the Company makes assessment of the book value of the goodwill with a view to finding out whether or not it is being depreciated. The loss from depreciation, if any, is admitted as expenditures for the current period.

The minority's share in the acquired enterprise is initially assessed proportionally to the share of the net and fair cost of the assets, liabilities and arbitrary liabilities held by the minority shareholders.

A foreign company – The activity of the Subsidiary company is determined as an activity pursued by a foreign company. The financial statement of the Subsidiary was converted from the Russian ruble which is the operating currency of the enterprise, into KZT (Kazakhstani tengue) with the use of the following exchange rates:

- Assets and liabilities are converted at the exchange rate on the date of making the consolidated financial statement;
- Gains and losses are converted at the average monthly exchange rate;
- Profits (losses) arising from this conversion are reflected as a switch rate from revaluation in the mixture of the consolidated own capital.

Cash and their equivalents – Cash and their equivalents include cash in the cashier's office, and the current bank deposits and short term deposit accounts in banks, the original maturity of which does not exceed three months.

Receivables and their equivalents – The accounts receivable (receivables) are reflected at the nominal cost less the reserves for doubtful debts.

Inventories – The inventories are reflected at the floor cost (the least of the prices) with the use of the weighted average cost method, and the net selling cost (cost of realization or marketing costs). The prime cost includes the purchasing cost, transportation costs, storage expenses and the overhead expenses directly related thereto. The net marketing cost is based on the potential selling cost less the expenses on realization and delivery.

Investments – The Company has not got material, in relation to the financial statement, subsidiaries, where it would possess the majority of votes. Record of long term investment to the companies where participation makes up more than 20% of the voting shares is made by applying the equity participation method. The current value of such investments is reduced with a view to reflecting any, except for the temporary, decline in value of some long term investments.

As a company historically providing telecommunication services in the Republic of Kazakhstan Kazakhtelecom obtained some rights and licenses free of charge. These rights and licenses were introduced to the Charter capital of the associated companies. Subsequently, these contributions were revalued at the current market value. The Company's management believes that this accounting treatment is reflecting in a better (more accurate) way the Company's assets and their value.

Financial investment – The Company classifies investment in securities on the following categories: investments intended for trade, investment withheld before repayment, and investments available for sale. The applied classification depends on the purposes for which these investments were obtained. The management (of the Company) determines classification of investments when purchasing them and reviews the assessment (valuation), made initially, on the regular basis.

After the initial admission the Company evaluates (assesses) the investments intended for trade, and the investments available for sale, at their fair value. The investments withheld before repayment are evaluated at the amortized or depreciated cost (price). Gain (loss) from the change in the fair value of the investment and the depreciation of the discount and premium are reflected in the consolidated statement on profits and losses when they occur.

Capital assets and intangible assets – Property, machines and equipment, as well as intangible assets used in financial and economic activity, are recorded (taken into account) at the floor price (cost) or estimated recoverable amount. Amortization and tear and wear are calculated following the straight-line depreciation method during the period of useful life, from three to fifty years.

Building	50 years
Structures	10-20 years
Telecommunication equipment	5-20 years
Other machines and equipments (facilities)	3-20 years
Transport and others	3- years
Financial lease of capital assets	the least of the useful life terms or terms of lease
Intangible assets – software	5 years

Earnings and losses from removal (departure) of capital assets and intangible assets are included in other incomes (expenditures) in the consolidated statement on profits and losses.

Lease – A lease, the term for which implies transfer of all risks and benefits associated with the possession of an asset, is classified as a finance lease.

The assets received within the framework of finance lease are admitted as the Company's assets at their fair cost on the date of acquisition. The corresponding obligation (liability) to the lessor is reflected in the consolidated balance as an obligation on the finance lease. The expenses on fees and commissions that represent the difference between the total amount of lease obligations and the fair cost of the acquired assets are recorded in the consolidated statement on income and losses during the term of the corresponding lease so that to determine a constant periodical commission rate on the remaining balance of the obligations for each reported period.

Depreciation on the leased assets is calculated throughout the term of their useful life or throughout the term of the lease, if it is shorter than the term of the useful life. The expected life term will be the useful life term of the asset, if there is a reasonable confidence in receiving the ownership right by the end of the lease term.

Lease payments made within the framework of operating lease are reflected in the consolidated statement on profits and losses as they occur.

Impairment – On each reported date the Company makes analysis of the current value of its tangible and intangible assets for determination of any indicators that would suggest a potential occurrence of losses due to impairment. In the event of occurrence of such indicators the valuation (assessment) of a recoverable cost of assets is carried out with a view to determining the potential loss from impairment. In the event when it is impossible to determine the recoverable cost of a particular asset, the Company makes assessment of the recoverable cost of the generating unit, which such an asset belongs to.

In the event that the recoverable cost of the asset (generating unit) is less than the book value, then the book value of the asset (generating unit) will be reduced down to the recoverable cost. Loss from impairment is admitted as an expense in the same period, except for the cases when this asset is recorded (taken into account) at the revalued cost. In this case the loss from impairment is reflected at the expense of the existing reserve on revaluation.

In the event of a subsequent recovery of the loss from impairment, the book value of the asset (generating unit) will be increased (raised) up to the reviewed value of its recoverable cost, with the recoverable cost not exceeding the book value that is determined with no losses from impairment of the asset (generating unit) in previous years being taken into account. Recovery of the loss from impairment is admitted as income in the same period.

Revenues admission – The revenues on all range of rendered services are admitted in the same period, in which the corresponding services were provided. Revenues are admitted when there is a high probability of getting economic benefits from the existing operation and when the amount of revenues can be assessed (evaluated) with a high degree of confidence.

Expenses on loans – Expenses on loans which are directly pertaining to acquisition, construction or production of qualifying assets, for which a long period of time is required in order to prepare them for application (utilization) or realization, are included in the cost of such assets as long as they are not ready for utilization (application) or realization. Other expenses on loans are included in the consolidated statement on profits and losses in the period, in which they were incurred.

Income tax – Income tax is calculated in accordance with the requirements of the tax legislation of the Republic of Kazakhstan, and based upon the results of the financial and economic activity for a year after making corrections on the items which are either non-taxable items or can not be subjected to deduction for taxation purposes.

Deferred taxes are recorded following the method of liabilities with respect to the temporary differences between the book value of assets and liabilities in the financial statement and the taxation base of assets and liabilities corresponding thereto being used for determination of the taxable income. The liabilities on the deferred tax are usually admitted for all taxable temporary differences. Assets on deferred income tax are admitted to the extent that a probability of getting taxable income against which the deducted temporary difference can be applied does exist. Mutual settlement on deferred tax assets and liabilities on deferred income tax is carried out when they are pertaining to the income tax levied by the same taxation authority, and the Company is planning to recover its tax assets and repay tax liabilities on the net basis.

Deferred tax is recorded at the rates, application of which is expected during the period of removal of assets or repayment of liabilities. Deferred tax is reflected in the consolidated statement on profits and losses, except for the cases when they are pertaining to the items reflected directly on the accounts of the own capital, and in this particular case the deferred tax is reflected in the composition of the capital.

(in thousand KZT)

Operations with a foreign currency – Revenues and losses from (due) to a switch rate on operations in a foreign currency carried out during a year are reflected in the consolidated statement on profits and losses. Assets and liabilities presented in a foreign currency are reflected in the attached consolidated balance with the use of the exchange rates on the date of making the consolidated statement.

Non-cash operations – The Company makes some calculations by using non-cash operations. The received goods are evaluated at the cost of the rendered (provided) services. The data on the goods are analyzed on the regular basis for correctness of the valuation and written off to the net marketing cost.

Social liabilities – Pursuant to the terms of the collective agreement, all employees of the Company have the right to a non-recurring retirement allowance (benefit) in the amount equal to two monthly average salaries. The Company determines expenses on obligations of social character on the basis of the statistics pertaining to age category of employees pursuant to which the expenses in the consolidated financial statement prepared in accordance with IFRS are reflected in the consolidated statement on profits and losses. Obligations of social character are reflected in the attached consolidated balance as the long term obligations.

Change in classification – Classification of some amounts in the last year was changed with a view to matching the presentation of the consolidated financial statement for the current year. These changes in classifications did not make an impact on the results of the financial and economic activity or own capital reflected in the previous financial statement.

4. SHORT TERMS ACCOUNTS RECEIVABLE (RECEIVABLES), NET

	31.03.2006	31.12.2005
Trade receivables	11,834,899	10,555,196
Reserve on doubtful debts	(758,504)	(736,836)
Total trade receivables, net	11,076,395	9,818,360
Trade receivables of the associated companies	1,692,076	1,433,580
Reserve on doubtful debts	(34,345)	(9,310)
Total trade receivables of the associated companies, net (ref. to Comments 27)	1,657,731	1,424,270
Total	12,734,126	11,242,630

(in thousand KZT)

5. INVENTORIES, NET

	31.03.2006	31.12.2005
Materials	6,645,583	5,693,091
Goods	27,917	29,482
Reserve on outdated and excess inventories	(116,168)	(116,768)
Total	6,557,332	5,605,805

6. SHORT TERM FINANCE INVESTMENTS

	31.03.2006	31.12.2005
Nominal coupon unsecured bonds with the maturity date September 27, 2006	246,347	256,955
Finance instruments maintained on REPO agreements	500,012	500,012
Total	746,359	756,967

7. OTHER RECEIVABLES, NET

	31.03.2006	31.12.2005
Other receivables	9,843,632	3,306,042
Advances paid	2,638,895	2,716,511
Expenses of future periods	211,297	201,597
Debt of employees and other persons	157,161	198,088
Receivables of the associated companies	31,011	14,831
Reserve on doubtful debts	(194,018)	(191,662)
Total	12,687,978	6,245,407

Pursuant to the decision made by the specialized intra-district economic court of the city of Astana as of the 14th of October, 2005 the Company's claim against JSC "Rehabilitation fund" was answered and JSC "Rehabilitation fund" paid the claim in the amount of KZT 468,598 thousand. Thereafter the Chamber on civil proceedings of Astana by its Ruling as of November 22, 2005 left this decision unchanged. JSC Rehabilitation fund submitted the cassation which was refused the Court of Astana city. On the 15th of February 2006 the specialized intra-district economic court of the city of Astana issued, upon the Company's request, the warrant of execution. The Company's request on enforcement of the court decision as of October 14, 2005 was satisfied by the determination issued by the specialized intra-district economic court of the city of Astana as of February 15, 2006. JSC "Rehabilitation fund" appealed to the Court of Astana against the Court's determination as of February 15, 2006 (ref. to Comments 31).

The Company's management believes that subsequent decisions of courts, if any, will not affect the decision made by the first court. Accordingly, this sum (amount) was taken into account (recorded) in the composition (mixture) of the other receivables as of March 31, 2006 and December 31, 2005 respectively.

(in thousand KZT)

As of March 31, 2006 and December 31, 2005the advances paid include KZT 1,413,096 thousand of the advances paid by JSC "National Company Kazakhstan Temir Zholy" for participation in construction of Transport Tower building.

On November 29, 2003 the Government of the Republic of Kazakhstan issued the Enactment pursuant to which the building was destined to the transfer to the republican ownership on the conditions to be determined by the Ministry of finance of the Republic of Kazakhstan and by the Ministry of transport and communications of the Republic of Kazakhstan jointly with the Company. During 2005 and 2004 relevant state agencies conducted negotiations between each other on the issue of making up the agreement. In 2005 the Company signed the acceptance certificate for its own share in this building in the amount that corresponds to the initially paid advances. The Company's management believes that the state agencies will fulfill this Enactment of the Government which will allow the Company to sell its share in "Transport Tower" building during 2006.

8. INVESTMENTS

	31.03.2006	31.12.2005
"GSM Kazakhstan JSC Kazakhtelecom" LLP	23,783,934	28,125,252
JSC "Nursat"	1,183,806	1,102,226
JSC "Altel"	-	-
Total	24;967,740	29,227,478

Company's Name	Location of the Office and location of the business	Participation (share) in the own capital	Voting right	Main activity
"GSM Kazakhstan JSC Kazakhtelecom" LLP	Republic of Kazakhstan	49%	49%	Telecom services
JSC "Altel"	Republic of Kazakhstan	50%	50%	Telecom services
JSC "Nursat"	Republic of Kazakhstan	41.25%	41.25%	Telecom services

JSC "Altel"

As of March 31 2006 The Company hasn't got the control over the JSC Alatel's activity as the Company has no authority to determine the financial and economic policy of JSC Altel, has no authority to nominate or dismiss the majority of the Board of directors and has no control over the Board of directors.

	31.03.2006	31.12.2005
The cost of investments at the beginning of the reported period	-	-
Admission of the guarantees	-	23,817
Loss from the participation	-	(23,817)
The cost of the investments at the end of the reported period	-	-

(in thousand KZT)

The share (participation) in the accrued losses of JSC Altel exceeding the book value of the investments totals KZT 1,098,357 thousand and KZT 989,469 thousand as of March 31, 2006 and December 2005 respectively. The share of losses in JSC Altel defined on the basis non-audited financial statement of JSC Altel made pursuant to the Kazakhstani Accounting Standards.

"GSM Kazakhstan JSC Kazakhtelecom" LLP:

	31.03.2006	**31.12.2005**
The cost of investments at the beginning of the reported period	28,125,252	16,743,067
Share in income for the reported period	2,867,726	13,832,185
Dividends to be paid out	(7,209,044)	(2,450,000)
The cost of investments at the end of the reported period	23,783,934	28,125,252

The revenue (income) from equity participation, calculated on the basis of the non-audited financial statement of "GSM Kazakhstan JSC Kazakhtelecom" LLP, which was prepared in accordance with the IFRS where the accounting policy of this dependent company was brought in line with the accounting policy pursued by the Company, was admitted and reflected in the consolidated statement on profits and losses under the item "Revenue from investments on equity participation".

The Agency of the Republic of Kazakhstan for regulation of natural monopolies, protection of competition and support of small business (hereinafter referred to as "Agency") included "GSM Kazakhstan JSC Kazakhtelecom" LLP onto the list of those enterprises that hold dominating positions in the market. One of the consequences of identifying this dependent organization as being dominating in the market may become regulation of tariffs on the services provided to subscribers, and obligation to submit some reports to the Agency.

JSC "Nursat":

	31.03.2006	**31.12.2005**
The cost of investments for the beginning of the reported period	1,102,226	1,083,115
Share in income for the reported period	81,580	19,111
The cost of investments for the end of the reported period	1,183,806	1,102,226

The revenue (income) from equity participation, calculated on the basis of the non-audited financial statement of JSC "Nursat", prepared in accordance with the KAS (Kazakhstani Accounting Standards), was admitted and reflected in the consolidated statement on profits and losses under the item "Revenue from investments on equity participation".

(in thousand KZT)

9. FINANCE INVESTMENTS

	31.03.2006	31.12.2005
Nominal coupon secured bonds with the maturity date September 1, 2008	400,104	400,115
Corporate fund "Kazakhstan"	152,000	152,000
Shares (stocks)	73,342	73,342
JSC "NPF Ular Umit" (share of participation 8.175%)	35,970	35,970
Total	661,416	661,427

10. LONG TERM RECEIVABLES

	31.03.2006	31.12.2005
Long term trade receivables	499,489	570,845
Long term receivables of associated companies (Comments 27)	824,334	824,334
Other long term receivables	3,084,192	1,338,897
Total	4,408,015	2,734,076

As of March 31, 2006 and December 31, 2005 in the mixture (composition) of other long term accounts receivable the sum of advances paid to "Winncom Technologies Corp." in amount of KZT 2,730,960 and KZT 986,980 allocated for construction of modern telecommunication infrastructure on the left bank of the river in Astana in turn-key condition is reflected.

(in thousand KZT)

11. CAPITAL ASSETS

	Land	Building and structures	Equipment	Other	Uncompleted construction	Total
Initial cost						
As of January 1, 2006	486,111	13,659,688	147,110,428	6,978,542	4,684,814	172,919,58
Acquired	37,585	226,225	2,444,745	95,236	838,279	3,642,07
Transferred	-	233,953	261,941	23,531	(519,425)	
Removed (left)	(514)	(17,784)	(668,652)	(44,106)	(20,743)	(751,79
Internal movement between groups		(54,639)	(12,603)	67,242	-	
Reclassification	-	-	449	-	15,620	16,06
As of March 31, 2006	523,182	14,047,443	149,136,308	7,120,445	4,998,545	175,825,92
Accrued depreciation						
As of January 2006	-	3,642,967	65,931,461	3,209,472	-	72,783,90
Accrued for the reported period	-	109,887	2,711,612	181,492	-	3,002,99
Left	-	(9,119)	(642,886)	(40,320)	-	(692,32
Internal movement between groups	-	(26,850)	26,037	813	-	
Reclassification	-	-	-	-	-	
As of March 31, 2006	-	3,716,885	68,026,224	3,351,457	-	75,094,56
Reserve on the objects removed from operation for March 31, 2006	-	-	-	-	(24,321)	(24,32
Residual cost as of March 31, 2006	523,182	10,330,558	81,110,084	3,768,988	4,974,224	100,707,03
Residual cost as of December 31, 2005	486,111	10,016,721	81,178,967	3,769,070	4,660,493	100,111,36

Capital assets in amount of KZT 3,197,903 thousand is a security (pledge) on loans provided by the European Bank for Reconstruction and Development (hereinafter refereed to as "EBRR"), Sumitomo Corporation, credit line of Commertzbank AG (Germany) through HSBK, Export Development Canada and JSC "Citibank Kazakhstan" as of March 31, 2006 and December 31, 2005 (ref. to Comments 16).

Besides capital assets received on the finance lease agreements in amount of KZT 214,865 thousand are in pledge at JSC Kazcommertzbank (ref. to Comments 17).

(in thousand KZT)

12. INTANGIBLE ASSETS, NET

Initial cost	
As of January 1, 2006	4,369,253
Acquired	190,465
Reclassification	(16,069)
Removed (left)	(10,975)
As of March 31, 2006	4,532,674
Accrued depreciation (tear and wear)	
As of January 1, 2006	2,209,734
Accrued for the reported period	182,438
Reclassification	-)
Left	(10,975)
As of March 31, 2006	2,381,197
Residual cost as of March 31, 2006	2,151,477
Residual cost as of December 31, 2005	2,159,519

13. Goodwill, net

Initial cost	
As of January 1, 2006	**2,557**
Acquired	-
Removed (left)	-
As of March 31, 2006	2,557
Accrued loss from depreciation (tear and wear)	
As of January 1, 2006	-
Loss for the reported period	-
As of March 31, 2006	-
Residual cost as of March 31, 2006	2,557
Residual cost as of December 31, 2005	2,557

(in thousand KZT)

14. SHORT TERM ACCOUNTS PAYABLE (PAYABLES)

	31.03.2006	31.12.2005
Accounts payable to suppliers and sub-contractors	5,823,699	6,029,645
Accounts payable to associated companies (ref. to Comments 27)	14,020	38,024
Total	5,837,719	6,067,669

15. OTHER SHORT TERM ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	31.03.2006	31.12.2005
Settlement with personnel on labor payment	568,282	644,870
Income of future periods	31,322	13,758
Other	742,631	729,138
Total	1,342,235	1,387,766

(in thousand KZT)

16. LOANS

Creditor (lender)	Balance	Annual Average Nominal Interest Margin	Secure\ Unsecured
Bank loans:			
EBRR	11,367,890	8	Secured
International Industrial bank	11,175,148	7	Unsecured
The Exim Bank of Korea	2,124,035	3	Unsecured
BLG Munich (Germany)	2,050,882	3-5	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	1,509,988	6	Unsecured
ABN AMRO bank Kazakhstan	1,374,654	5-7	Unsecured
Commerzbank AG	1,212,800	3	Unsecured
Bank Hapoalim B.M.	999,518	6-7	Unsecured
ABN AMRO BANK DEUTSCHLAND AG	760,629	3	Unsecured
Standard Bank PLC	700,822	9	Unsecured
Nova Ljubljanska Bank	593,415	7-8	Unsecured
Credit Agricole Indosuez / Calyon (France)	462,336	4	Unsecured
JSC Citibank Kazakhstan	403,212	7	Secured
Export Development Canada	337,115	8	Secured
Bank Leumi, Le-Israel B.M.	72,771	5	Unsecured
Credit line of Commerzbank (Germany) through HSBK	59,251	6	Secured
Commercial loans from suppliers:			
Sumitomo Corporation	426,092	6	Secured
Total loans	35,630,558		
Notes (bills)	516,180		Unsecured
Total	36,146,738		
Less the amount due for repayment within 12 months (shown as current liabilities)	(19,021,159)		
The amount due for repayment after 12 months	17,125,579		

Within the package of measures aimed at rescheduling the repayment periods (maturity dates) and reducing the cost of attracted finance resources the Company and EBRR signed on the 30th of September 2003 an agreement on attraction of syndicated loan (hereinafter refereed to as "Loan Agreement") and on restructuring of the Company's debts existing at that moment. The total amount of the deal made up USD 110 mln., which consists of two tranches with a maturity of 5 and 7 years. The established interest rate on the loan equals to the amount of the Margin and LIBOR for the interest period.

(in thousand KZT)

Pursuant to the Loan Agreement an amount of USD 84 mln was received in December 2003. In 2004 an amount of USD 11 mln was received, and in 2005 the remaining part in amount of USD 15 mln was received.

Pursuant to the Loan Agreement the following items serve as security for the loan: The Company's Kazakhstani bank accounts in the national currency; the Company's cash requirements (money liabilities)with respect to its current and future Kazakhstani clients and debtors; the Company's rights, fees and privileges on all insurance policies existing in the Company at the moment and in the future, except for the policies of mandatory insurance; immovable property presented by the buildings (premises), in which automated trunk telephone exchanges are installed; movable property presented by the cross equipment.

Loans as of December 31, 2005 include:

Creditor (lender)	Balance	Annual Average Nominal Interest Margin	Secure\ Unsecured
Bank loans:			
EBRR	12,797,374	7	Secured
BLG Мюнхен (ФРГ)	2,352,002	3	Unsecured
The Exim Bank of Korea	2,151,473	3	Unsecured
ABN AMRO bank Kazakhstan	1,955,806	6	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	1,545,371	6	Unsecured
Commerzbank AG	1,241,220	3	Unsecured
Bank Hapoalim B.M.	981,312	5	Unsecured
Nova Ljublianska Bank	715,005	7	Unsecured
ABN AMRO BANK DEUTSCHLAND AG	628,317	3	Unsecured
Credit Agricole Indosuez / Calyon (France)	473,170	4	Unsecured
JSC Citibank Kazakhstan	419,913	7	Secured
JSC Citibank Kazakhstan	401,610	7	Unsecured
Export Development Canada	312,255	8	Unsecured
Bank Leumi, Le-Israel B.M.	151,570	4	Unsecured
Credit line of Commerzbank (Germany) through HSBK	60,640	5	Secured
Commercial loans from suppliers:			
Sumitomo Corporation	489,507	6	Secured
Total loans	26,676,545		
Notes (bills)	686,771		Unsecured
Total	27,363,316		
Less the amount due for repayment within 12 months (shown as current liabilities)	(9,035,001)		
The amount due for repayment after 12 months	18,328,315		

(in thousand KZT)

Below is the table reflecting periods to maturity:

	31.03.2006	31.12.2005
With a maturity of up to one year	19,021,159	9,035,001
From one to two years	6,615,498	6,808,410
From three to five years inclusive	8,348,113	9,428,260
After five years	2,161,968	2,091,645
Total	36,146,738	27,363,316

Analysis of loans throughout the currencies:

	31.03.2006	31.12.2005
KZT	27,374	428,984
USD	26,830,444	17,287,260
EURO	6,996,644	7,297,162
YEN	168,241	198,437
WON of South Korea (SKW)	2,124,035	2,151,473
Total	36,146,738	27,363,316

In the reported period the Company had no loans from JSC Kazcommertzbank.

In the reported period JSC Kazcommertzbank provided guarantees in the Company's favor in amount of KZT 46,800 thousand (KZT 96,616 thousand for the 1st quarter 2005) and the Halyk Bank provided a guarantee in the Company's favor in amount of KZT 4,840 thousand).

(in thousand KZT)

17. LEASE OBLIGATIONS

In 2005 the Company received, under the finance lease agreement with "Invest leasing LTD", for temporary possession and use telecommunication equipment for entrepreneurial purposes with a subsequent transfer of the ownership right to the Company with an interest margin of 12.25% per year of the cost of the finance lease object.

	Minimum rental rates (payments) 31.03.2006	Current cost of minimum rental rates (payments) 31.03.2006	Minimum rental rates (payments) 31.12.2005	Current cost of minimum rental rates payments 31.12.2005
AMOUNTS DUE ON FINANCE LEASE				
Throughout a year (for one year)	1,396,028	1,241,512	2,005,351	1,926,678
From two to five years inclusive	1,064,779	893,272	1,160,802	825,922
Over five years	-	-	-	-
Less future interest margin	(326,023)	N/A	(413,553)	N/A
Current cost of lease obligations	2,134,784	2,134,784	2,752,600	2,752,600
Less an amount due for repayment within 12 months		(1,241,512)		(1,926,678)
The amount due for repayment after 12 months		893,272		825,922

The average term for finance lease makes up 3.5 years. Minimum monthly rental rates (payments) are set in accordance with the payment schedule attached to the finance lease agreement. Minimum rental rates under the finance lease agreements are set in KZT with indexation associated with fluctuation of KZT/USD exchange rate at the moment the payment is made.

Expenses on fees and bonuses for the quarter that ended on March 31, 2006 in amount of KZT 57,892 thousand (1 quarter 2005: KZT 123 thousand) were included in the amount of expenses on loans in the consolidated statement on profits and losses.

The fair cost of the Company's liabilities (obligations) on the finance lease is comparable with their current value (cost).

Capital assets received by the Company under the finance lease agreements in amount of KZT 214,865 thousand are in pledge at JSC Kazcommertzbank (ref. to Comments 11).

(in thousand KZT)

18.DIVIDENDS

Dividends in amount of KZT 300 per one preferred share were accrued for 1st quarter 2006 and 2005 pursuant to the documents on shares emission in amount of KZT 30,240 thousand.

In the reported period the payment of dividends on preferred shares in amount of KZT 89,666 thousand was made less income tax at source in accordance with the legislature of the Republic of Kazakhstan.

19. CORPORATE INCOME TAX

Temporary differences on deferred tax are given below:

	31.03.2006	31.12.2005
An asset on deferred income tax		
Difference in reserve on doubtful debts	792,849	746,146
Difference in social liabilities (obligations)	597,523	595,579
Other	137,563	448,023
	1,527,935	1,789,748
State tax rate	30%	30%
An asset on deferred income tax	458,381	536,924
Liability (obligation) on deferred income tax		
Difference in residual value of property, machines and equipment	30,963,463	30,687,024
	30,963,463	30,687,024
State tax rate	30%	30%
Liability (obligation) on deferred income tax	9,289,039	9,206,107
Net liabilities (obligations) on deferred income tax	8,830,658	8,669,183

Expenses on corporate income tax in consolidated statement on profits and losses are subdivided into the following categories:

	1 quarter 2006	1 quarter 2005
Expenses on current income tax	2,258,648	1,900,766
Expenses (income) on deferred income tax	161,475	(134,229)
Expenses on income tax	2,420,123	1,766,537

(in thousand KZT)

Reconciliation (matching) of a 30% income tax rate and the actual amount of expenditures on income tax for years that ended on the 31st March 2005 and 2004 is given below.:

	1 quarter 2006	1 quarter 2005
Net profit before taxation	10,708,879	8,609,088
Taxation at the rate of 30%	3,212,664	2,582,726
Tax amount from tax-exempt investments on equity participation	(884,792)	(852,186)
Tax amount from other expenses non-acceptable for deduction (non-taxable incomes)	92,251	35,997
Income tax expenses	2,420,123	1,766,537

The average operating rate of taxation (effective) makes up 22,6% and 20,5% for 2005 and 2004 respectively.

Corporate income tax is due and payable pursuant to the taxation legislature of the Republic of Kazakhstan. Part of expenses in consolidated statement on profits and losses are not deductible pursuant to the Kazakhstani legislation on taxation, whereas other expenses are deductible in future periods only. Usually for such expenses which are deductible in future periods an asset (in the balance) on deferred tax is charged. In Kazakhstan an income tax rate makes up 30%. The tax charged for the quarters that ended on March 31, 2006 and 2005 is disproportional to the amount of income (profit) before taxation because of the expenses reflected in consolidated statement on profits and losses, but which are not deductible according to the legislation of the Republic of Kazakhstan on taxation, and tax-exempt revenues (incomes).

20. TAX AND OFF-BUDGET DEBTS (LIABILITIES)

	31.03.2006	31.12.2005
Tax debt	1,602,150	740,258
Off-budget debt	183,612	228,133
Total	1,785,762	968,391

(in thousand KZT)

21. CHARTER CAPITAL AND RETAINED EARNINGS

	31.03.2006	31.12.2005
Charter capital:		
Preferred shares that have no voting rights (1,213,653 shares, registered, issued and fully paid; nominal value of each share if KZT 1000)	1,213,653	1,213,653
Ordinary shares that have voting rights (10,922,876 shares, registered, issued and fully paid; with a nominal value of KZT 1000 for each share)	10,922,876	10,922,876
Adjustment for inflation	23,606,449	23,606,449
Removed capital (810,459 of preferred shares at exchange cost (price) as of March 31, 2006 and 2005 respectively)	(2,652,860)	(2,652,860)
Total	33,090,118	33,090,118

The Company's Charter capital consists of ordinary shares that have voting rights and preferred shares that have no voting rights. Nominal value of ordinary and preferred shares is KZT 1000. All ordinary shares have an equal voting right. Preferred shares have privileges when receiving dividends and at liquidation, but usually have no voting rights, except in cases provided for in the Company's charter. Dividends on preferred shares are paid out in amount of not less than 30% of nominal value of shares (ref. to Comments 18).

The Company's Board of directors, pursuant to the resolution of the General shareholders' meeting, made the decision as of October 22, 2001 on exchange of preferred shares for bonds. The bidding (trade) took place from 26 to 30 of November and from 3 to 5 of December 2001 at the Kazakhstani Stock Exchange.

As a result of specialized trades in 2001-2002 as many as 250 thousand of the Company's nominal coupon bonds were fully placed. These bonds were completely repaid in accordance with the emission prospects in March 2004. On March 28, 2004 the Agency of the Republic of Kazakhstan for regulation and control of financial market and financial organizations approved the statement (report) on results of redemption of the Company's bonds of first issuance.

(in thousand KZT)

Retained earnings as of March 31, 2006 and December 31, 2005 do not include the amount of non-distributed reserves in amount of KZT 1,842,404 which represents the difference between nominal value of the preferred shares withdrawn (redeemed) from circulation and the cost of their exchange for nominal bonds.

Shareholders holding more than 5% of Charter capital are presented below:

Shareholder or Nominal holder	Number of shares	Number of shares	Share in Charter capital, %	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Ordinary shares				
Committee for state property and privatization of the Ministry of Finance	6,068,265	6,068,265	50.0	50.0
Bodam B.V.	1,842,725	-	15.2	-
Central Asian Industrial Holdings N.V.	1,049,725	2,735,008	8.6	22.5
The Bank of New York	1,127,256	1,126,856	9.3	9.3
Others	834,905	992,747	6.9	8.2
	10,922,876	10,922,876		
Preferred shares	1,213,653	1,213,653	10.0	10.0
Total	12,136,529	12,136,529	100.0	100.0
Preferred shared – (redeemed) withdrawn	(810,459)	(810,459)		

In the reported period there were changes in the Company's shareholders composition which led to a change in a share fraction of Central Asian Industrial Holdings N.V. in the capital stock that made up 8.6% with the number of shares being 1,049,725 nos., and to emergence of a new shareholder – BODAM B.V. with a share fraction of 15.2% and a number of shares of 1,842,725.

(in thousand KZT)

22. OPERATING EXPENSES

	1 quarter 2006	1 quarter 2005
Expenditure on personnel (payroll expenditure)	6,728,916	5,565,452
Communications expenditure (ref. to Comments 27)	5,199,768	3,929,324
Tear and wear (depreciation) and amortization of intangible assets (ref. to Comments 11 and 12)	3,185,429	2,577,191
Fee for the right to provide long distance domestic and international telephone communications (ref. to Comments 1)	1,135,773	892,971
Supplies	751,225	701,199
Repair and maintenance of capital assets	248,138	219,169
Tax expenditure	384,761	330,874
Sales expenditure	216,186	171,857
Utilities	269,610	263,071
Traveling expenses	86,727	92,637
Banking expenses	93,984	78,404
Social expenditure (expenses on social liabilities) (ref. to Comments 2 and 26)	11,250	-
Other	899,804	964,645
Total	19,211,571	15,786,794

Reconciliation with sums presented in consolidated statement on profits and losses is given below:

	1 quarter 2006	1 quarter 2005
Prime cost of rendered services	14,649,294	11,981,536
General and administrative expenses	4,346,091	3,633,401
Sales (marketing) expenditure	216,186	171,857
Total	19,211,571	15,786,794

23. EARNINGS PER SHARE

Earning per share calculated on the basis of basic and diluted (derivative) earning per share made up KZT 756 and KZT 624 for 1st quarter 2006 and 2005 respectively.

Calculation of basic and diluted earning per ordinary share is based upon the following data:

	1 quarter 2006	1 quarter 2005
Net profit for the period	8,288,756	6,842,551
Dividends on preferred shares (Comments 18)	(30,240)	(30,242)
Profit (earning) for calculation of basic and diluted earning per ordinary share	8,258,516	6,812,309

(in thousand KZT)

The number of ordinary shares for 1st quarter of 2006 and 2005 made up 10,922,876, with no ordinary and preferred shares with derivative effect.

24. ADDITIONAL INFORMATION FOR CONSOLIDATED STATEMENT ON FLOW OF FUNDS

Part of receipts of capital assets were financed at the expense of bank loans and commercial loans of suppliers in amount of KZT 206,383 thousand and KZT 437,608 thousand for 1st quarter 2006 and 2005 respectively.

Part of receipts of capital assets and intangible assets during the reported period was received under the finance lease agreements in amount of KZT 214,865 thousand (1st quarter 2005: zero).

25. RISK CONCENTRATION AND ARBITRARY LIABILITIES

Operating environment – The Company's main operations are carried out on the territory of Kazakhstan. Laws and rules regulating entrepreneurial activity in the Republic of Kazakhstan change quite often, which may have an impact on the Company's assets and operations which are bound to be exposed to risks as a result of negative change in political and business environment.

Taxes – In 2004 the taxation authorities of the Republic of Kazakhstan carried out a complex inspection of the Company on tax payment for the period 2000-2003. As a result of this inspection the taxation authority charged additional tax amounts and a penalty tax in total amount of KZT 688,284 and penalty charges in amount of KZT 79,828 thousand (total amount – KZT 768,112 thousand). The Company appealed in the manner provided for in the legislature, against the charges put forward upon this inspection, and the Taxation committee of the Ministry of finance of the RK withdrew its claims on taxes and tax penalties (with no penalties which, at the absence of a breach, can not be claimed) to the Company in the total amount of KZT 614,617 thousand.
The remaining charges of taxes and tax penalties on the results on the inspection in amount of KZT 72,215 thousand were appealed by the Company in a court, and upon considering the Company's statement of claim (petition) in courts of all jurisdictions of the Republic of Kazakhstan the claims in the total amount of KZT 44,716 thousand were discharged.

In the end, in the appealing process the claims by the taxation authorities on tax charges and tax penalties in the total amount of KZT 656,333 thousand were legally admitted as being unlawful. The amount of remaining additional charges as a result of this inspection in amount of KZT 31,951 thousand was accordingly reflected in 2005.

In addition, taxation authorities additionally charged to the Company in the reported period a tax penalty on the corporate income tax in amount of KZT 62,665 thousand, emerged as a result of an out-of-time reflection by the Taxation committee of the city of Astana on the Company's account of the corporate income tax in amount of KZT 236,093 thousand with respect to the additional declaration presented by the Company in 2002 and reflected in the financial statement for 2002.

(in thousand KZT)

The Company reflected this tax penalty in 2005. Besides, the Company's estimates suggest that the penalties claimed in the course of this inspection in amount of KZT 79,828 thousand, after all judgments (litigations) and discharge of all principle amounts will make up an insignificant amount that will be reflected after processing of the case on administrative breach of the law.

As a result of inspections of taxation authorities the questions or estimates that differ from tax declarations of the Company tend to appear in the future. Such estimates may concern taxes, penalty charges and tax penalties, and may entail significant charges, which the Company does not agree with, because, in its opinion, it does comply with the Kazakhstani taxation legislation, and therefore did not create any other reserves on potential taxation charges.

26. PROVISION FOR RETIREMENT AND SOCIAL LIABILITIES

Provision for retirement – Pursuant to the legislature of the Republic of Kazakhstan all the Company's employees get a state provision for retirement. The retirement expenditures for quarters that ended on March 31, 2006 and 2005 totaled KZT 501,150 thousand and KZT 362,892 thousand respectively. As of March 31, 2006 the Company had no any significant liabilities to its existing or former employees on additional pension payments, expenses on medical attendance after retirement or on insurance payments, except for the following:

Social liabilities – On the 17th of December the Company concluded collective agreement with its employees. Under this agreement the Company has an obligation to make some social payment to its employees when they retire, the amount of which may vary on year-to-year basis. In 2005 there was a change in the Company's Accounting policy with respect to admission of obligations (liabilities) of social character. Calculation of these liabilities was made in 2005 on the basis of reviewed statistics regarding age categories of employees.

27. TIED PARTIES

In 1996 the Company concluded an agreement on provision and consumption of telecommunication services with JSC Altel. In 1999 the Company concluded an agreement on provision and consumption of telecommunication services with "GSM Kazakhstan JSC Kazakhtelecom" LLP. In August 2002 the Company obtained a share of participation in JSC Nursat.

As one of the Company's principal shareholder is the state, the Company is deemed tied with respect to other companies, in which the state also acts as a controlling owner.

(in thousand KZT)

Data on considerable operations with ties parties are given below:

Telecommunication services provided to the tied parties:

	1 quarter 2006	1 quarter 2005
"GSM Kazakhstan JSC Kazakhtelecom" LLP	3,163,553	2,480,425
JSC "Altel"	753,665	202,415
JSC "Nursat"	41,230	32,759

Telecommunication services received from the tied parties:

	1 quarter 2006	1 quarter 2005
"GSM Kazakhstan JSC Kazakhtelecom" LLP	2,481,156	1,862,086
JSC "Altel"	221,055	117,742
JSC "Nursat"	4,459	8,790

Trade accounts receivable of the tied parties, net:

	31.03.2006	31.12.2005
"GSM Kazakhstan JSC Kazakhtelecom" LLP, net	704,692	1,100,817
JSC "Altel", net	44,338	288,665
JSC "Nursat", net	908,701	34,788
Total	1,657,731	1,424,270

Receivables to the tied parties:

	31.03.2006	31.12.2005
"GSM Kazakhstan JSC Kazakhtelecom" LLP	7,733	36,811
JSC "Altel"	6,279	1,205
JSC "Nursat"	8	8
Total	14,020	38,024

In 2004 the Company concluded the telecommunication equipment lease agreement with JSC Altel in total amount of KZT 652,800 thousand. Book value of this equipment as of March 31, 2006 makes up KZT 423,567 thousand and reflected in the mixture (composition) of capital assets (KZT 450,176 thousand as of December 31, 2005). Pursuant to the lease agreement the term of lease expires on the 1st of January 2010 and the Company has the right to further extend the term of lease. The Company has no considerable arbitrary liabilities on this lease agreement.

On the 14th of October 2005, pursuant to the resolution of the General shareholders meeting, the Company restructured the trade receivables of JSC Altel in amount of KZT 824,334 thousand by providing deferral of repayment by two years from October 2005. (ref. to Comments 10).

(in thousand KZT)

Guarantees on the tied parties

In December 2003 the Company issued in favor of JSC Altel the guarantee of ABN AMRO bank, Stockholm, in amount of USD 15.2 mln within the framework of the mobile communication equipment procurement financing. This operation was approved by the resolution of the Company's General shareholders' meeting in the manner provided for by the legislature.

In November 2005 the Company increased the sum of guarantee in favor of JSC Altel issued by ABN AMRO bank, Stockholm, in amount of USD 1.1 mln. This operation was approved by the General shareholders meeting.

In July 2004 the Company acts as a guarantor on the Long term loan Agreement concluded between JSC Altel and Industrial commercial bank of China, where the amount of the guarantee does not exceed USD 4.2 mln.

In this consolidated financial statement these guarantees are reflected at fair price (cost).

Dividends

On the 15th of March 2006, pursuant to the resolution of the annual General shareholders' meeting of the "GSM Kazakhstan JSC Kazakhtelecom" LLP' participants, an amount of KZT 14,584,369 thousand of net income (revenue) was distributed among the participants proportionally to their shares of participation as dividends for 2005 (KZT 7,146,340 thousand).

In the reported period, following the resolution of the General shareholders' meeting of the "GSM Kazakhstan JSC Kazakhtelecom" LLP' participants as of March 1, 2006, an additional amount of KZT 62,704 thousand as dividends for 2003 was accrued. (ref. to Comments 8).

Turnovers and balances of operations with companies in which the state acts as controlling owner.

	1 quarter 2006	**1 quarter 2005**
Revenue	160,424	159,627
Operating expenses	155,245	137,576
Balance of accounts receivable as of March 31	68,441	42,913
Balance of accounts payable as of March 31	22,847	16,574

(in thousand KZT)

28. INVESTMENT LIABILITIES

Liabilities of investment character:

- for 2006	35,512,096
- for 2007	31,088,000
- for 2008	29,162,000
	95,762,096

29. RISKS MANAGEMENT POLICY

Management of risks is a significant element of financial and economic activity of the Company. The main risks inherent in the Company are attributable to creditworthiness of clients, market changes of interest and margin rates and exchange rates of foreign currencies. The Company's policy with respect of these risks is described below.

Management of credit risks – Financial instruments that may potentially lead to concentration of a credit risk are represented in general by the accounts receivable (receivables) on the main activity and by other debtors. The credit risk associated with these assets is of a limited character due to the Company' s considerable client base and the control procedures on creditworthiness of subscribers and other debtors carried out on permanent basis.

Management of currency risks - Financial instruments that may potentially lead to concentration of a currency risk are represented in general by the accounts receivable (receivables) and accounts payable on the main activity, by liabilities on finance lease and by loans. The currencies, in which the Company received loans and have liabilities on finance lease, are set out in Comments 16 and 17.

Management of interest risks – The Company has in its possession short term and long term financial investments (ref. to Comments 6 and 9). Interest rates to be paid on the Company's loans are specified in Comments 16. To manage interest risks the Company combines varying and fixed interest rates on borrowings.

30. FINANCIAL INSTRUMENTS

When calculating fair cost (price) of each financial instrument the following methods and admission were applied:

Financial investments to the securities quoted on stock markets or OTC markets, are reflected at their market values, whereas financial investments to the securities that are not quoted on stock markets or OTC markets, are reflected at the cost (price) based on the estimates made by the Company's management.

(in thousand KZT)

Trade and other receivables, other current and financial assets, cash (reserves) and their equivalents, trade and other accounts payable (payables), are reflected at the current value, which roughly equals the fair value (cost) of these instruments due to their short term nature.

Interest rates on long term and short term loans and on finance lease agreements are market ones. Current value (cost) of loans, credits and lease liabilities roughly equals their fair value (cost).

31. SUBSEQUENT EVENTS

As of the date of this financial statement the preferred shared redeemed (withheld) from circulation have not been placed on stock exchange (ref. to Comments 21).

On the 14th of April 2006 the Company's annual General shareholders' meeting took place. Pursuant to the resolution made by the shareholders the amount of KZT 5,571,322 thousand was allocated for payment as dividends on ordinary shares for 2005. Another decision on additional amount of KZT 84,696 thousand to be accrued on preferred shares for 2005 also was taken with a view to bringing their size to the level that is not lower than the level of dividends on ordinary shares. These accruals will be reflected in the financial statement for the first six month of 2006.

The Chamber on civil proceedings of the city of Astana by its Ruling as of April 4, 2006 refused the cassation submitted by JSC Rehabilitation fund.
JSC Rehabilitation fund submitted the cassation against the Court's decision as of October 14, 2005.

Upon the petition of JSC Rehabilitation fund enforcement of the decision made by the specialized intra-district economic court of the city of Astana as of the 14th of October, 2005 was suspended by the ruling of the Supreme Court of the Republic of Kazakhstan as of April 11, 2006 until the resolution of the cassation submitted by JSC Rehabilitation fund. As of May 3, 2006 the cassation has not been considered. (ref. to Comments 7).


RECEIVED
2005 AUG -9 P 1:22

JOINT STOCK COMPANY KAZAKHTELECOM

Consolidated Financial Statements
pursuant to the International Financial Reporting Standards
for the half of the year ended on June 30, 2005
(unaudited)

CONTENT

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED BALANCE
PREPARED PURSUANT TO IFRS
AS OF JUNE 30, 2005 (unaudited)
(in thousands KZT)

	Comments	30.06.2005	31.12.2004
ASSETS			
CURRENT ASSTES:			
Cash assets and their equivalents	2	2,394,130	2,545,737
Accounts receivable, net	3	12,811,322	9,772,500
Inventory holdings, net	4	5,058,541	4,699,006
Financial investments	5	400,003	200,000
Other accounts receivable, net	6	8,794,758	6,545,035
Total current assts		**29,458,754**	**23,762,278**
Investments	7	20,783,042	17,826,182
Financial investments	8	448,024	438,697
Long-term accounts receivable	9	1,163,726	1,101,801
Long-term deferred expenses		137,513	136,103
Fixed assets, net	10	88,510,113	82,380,271
Intangible assets, net	11	1,628,396	1,438,419
Goodwill, net	12	2,557	-
TOTAL ASSETS		142,132,125	127,083,751
LIABILITIES AND SHARE CAPITAL			
CURRENT LIABILITIES:			
Accounts payable	13	4,149,691	4,406,037
Advances received		626,470	941,434
Other accounts payable and liabilities accrued	14	3,391,226	1,144,676
Short-term loans	15	4,112,309	7,148,754
Tax debt		1,625,223	595,791
Dividends to be paid	16	2,355,778	199,546
Total current liabilities		**16,260,697**	**14,433,238**
Long-term loans	15	23,422,099	19,787,507
Deferred corporate income tax	17	6,889,224	6,823,134
TOTAL LIABILITIES		**46,572,020**	**41,043,879**
SHARE CAPITAL:			
Chartered capital	18	32,629,462	33,090,118
Retained earnings	18	62,930,643	52,949,754
Total share capital		**95,560,105**	**86,039,872**
TOTAL LIABILITIES AND SHARE CAPITAL		**142,132,125**	**127,083,751**

Chief accountant T.N. Uzbakhanov _______________

August 10, 2005

Comments on the pages from 7 to 30 are the integral part of the present consolidated financial statement

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED STATEMENT ON PROFITS AND LOSSES
PREPARED PURSUANT TO IFRS
FOR THE HALF OF THE YEAR ENDED ON JUNE 30, 2005 (unaudited)
(in thousands KZT, excluding earnings per share)

	Comments	30.06.2005	31.12.2004
PROCEEDS FROM SERVICES PROVIDED	24	46,185,370	36,774,431
NET COST OF SERVICES PROVIDED	19	(25,604,336)	(20,592,407)
GROSS PROFIT		**20,581,034**	**16,182,024**
SALE, TOTAL AND ADMINISTRATIVE EXPENSES	19	**6,882,647**	**5,928,447**
INCOME FROM PRINCIPAL ACTIVITY		**13,698,487**	**10,253,577**
OTHER INCOMES/EXPENSES:			
Loan expenses		(766,093)	(526,232)
Net (loss) income from exchange rate differences		(165,734)	1,608,347
Incomes from share participation investment	7	5,406,860	4,086,315
Other incomes		682,635	579,892
Other expenses		105,895	71,064
Total other incomes		**5,051,773**	**5,677,258**
EBT		18,750,260	15,930,835
INCOME TAX EXPENSES	17	(4,274,555)	(3,680,905)
NET PROFIT		**14,475,705**	**12,249,930**
EARNINGS PER SHARE calculated taking into account the basic and derivative earning per share, in KZT	20	**1,322**	**1,115**

Chief accountant T.N. Uzbakhanov

____

August 10, 2005

Comments on the pages from 7 to 30 are the integral part of the present consolidated financial statement

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED STATEMENT ON CAPITAL FLOWS
PREPARED PURSUANT TO IFRS
FOR THE HALF OF THE YEAR ENDED ON JUNE 30, 2005 (unaudited)
(in thousands KZT)

	Comments	Chartered capital	Retained earnings	Total
Balance as for January 1, 2004		**33,090,118**	**30,907,487**	**63,997,605**
Annual net income		-	25,307,703	25,307,703
Dividends	16	-	(3,265,436)	(3,265,436)
Balance as for December 31, 2004		**33,090,118**	**52,949,754**	**86,039,872**
Net income for the reporting period		-	14,475,705	14,475,705
Dividends	16	-	(4,494,801)	(4,494,801)
Withdrawn capital		(460,656)		(460,656)
Exchange rate differences in revaluation of investments to foreign division			(15)	(15)
Balance as for June 30, 2005		**32,629,462**	**62,930,643**	**95,560,105**

Chief accountant T.N. Uzbakhanov

August 10, 2005

Comments on the pages from 7 to 30 are the integral part of the present consolidated financial statement

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED STATEMENT ON CASH FLOWS
PREPARED PURSUANT TO IFRS
FOR THE HALF OF THE YEAR ENDED ON JUNE 30, 2005 (unaudited)
(in thousands KZT)

	Comments	1st half of 2005	1st half of 2004
CASH FLOW FROM OPERATING ACTIVITY:			
EBT		18,750,260	15,930,835
Adjustments for:			
Accumulated depreciation and amortization of intangible assets	10, 11	5, 329,561	4,688,317
Reserves (recovery of reserves) on bad debts and other reserves		344,223	341,481
Net loss/income from currency rate differences		165,734	(1,608,347)
Incomes from share participation investment	7	5,406,860	4,086,315
Loan expenses		(766,093)	(526,232)
Loss/income from sales of fixed assets and intangible assets		(112,211)	(48,198)
Other non-cash operations		(73,034)	(14,575)
Operating income before changes in assets and liabilities		**19,763,766**	**15,729,430**
Increasing/decreasing of cash assets due to:			
Trade accounts receivable and other accounts receivable		(4,384,078)	(643,192)
Inventory holdings		(359,535)	(171,146)
Accounts payable and advances received		(540,144)	(1,302,188)
Other accounts payable and liabilities accrued		2,048,711	409,705
Cash assets received from operating activity		**16,528,720**	**14,022,609**
Interest expenses		(764,543)	(672,889)
Dividends paid, less taxes	16	(2,171,993)	(3,305,278)
Income tax paid		(2,981,901)	(1,737,408)
Net cash assets received from operating activity		**10,610,283**	**8,307,034**
CASH FLOW FROM INVESTMENT ACTIVITY:			
Purchasing of investments			(5,050)
Purchasing of fixed assets and intangible assets	21	(9,253,532)	(5,889,602)
Other payments		(344,047)	(195,496)
Returns from selling of fixed assets and intangible assets		4,362	5,136
Dividends received		595,000	-
Net cash assets used for investment activity		**8,998,217**	**6,085,012**

JOINT STOCK COMPANY KAZAKHTELECOM
CONSOLIDATED STATEMENT ON CASH FLOWS
PREPARED PURSUANT TO IFRS
FOR THE HALF OF THE YEAR ENDED ON JUNE 30, 2005 (non-audited)
(in thousands KZT)

CASH FLOW FROM FINANCIAL ACTIVITY

Cash assets received under loans	3,495,271	9,391,833
Repayment of loans	(4,798,217)	(11,354,308)
Other payments	(460,727)	
Net cash assets used for financial activity	**1,763,673**	**1,962,475**
NET CHANGES IN CASH ASSETS AND THEIR EQUIVALENTS	(151,607)	(259,547)
CASH ASSETS AND THEIR EQUIVALENTS as for beginning of the reporting period	2,545,737	2,244,582
CASH ASSETS AND THEIR EQUIVALENTS as for the end of the reporting period	2,394,130	2,504,129

Chief accountant T.N. Uzbakhanov ______________

August 10, 2005

Comments on the pages from 7 to 30 are the integral part of the present consolidated financial statement

(in thousands KZT)

1. NATURE OF ACTIVITY AND OVERVIEW OF FUNDAMENTAL ACCOUNTING PRINCIPLES

Nature of activity- Joint Stock Company Kazakhtelecom (hereinafter referred to as Kazakhtelecom or Company) was established in June 1994 following the Enactment of the Cabinet of Ministers of the Republic of Kazakhstan as a national joint stock company and in February 1996 it has been reorganized into an open joint stock company (from March 2004 – joint stock company). The Company is registered, located and operating in the Republic of Kazakhstan. The legal address of the Company: 31, Abai street, Astana, 473000, Republic of Kazakhstan. The Company is the monopolist in the sphere of providing the main telecommunication services, including local, long-distant (internal and to CIS countries) and international communication, telegraph and telex communication, data communication, channels leasing, TV and radio broadcasting, telegraph radio installation, services on wireless communication facilities. As for June 30, 2005 Company's staff included 32,839 employees (as for June 30, 2004 – 33,313 employees). Company's shares are held by the Government of the Republic of Kazakhstan, Central Asian Industrial Holdings N.V. and other minority shareholders.

In January 2005 the Company has purchased 100% of share participation in Signum LLC (hereinafter Subsidiary). Signum LLC is registered in Moscow, the Russian Federation. The main type of Signum's business activity is the provision of telecommunication services on the territory of the Russian Federation.

Main principles of financial statement – Company's consolidated financial statement is prepared pursuant to the International Financial Reporting Standards (IFRS) established by the International Council on financial reporting standards and is represented in KZT. Group's accounting standards are based on the rules and regulations of the accounting principles adopted in the Republic of Kazakhstan and the Russian Federation. These rules and regulations differ from IFRS and therefore Company's financial statement prepared pursuant to Kazakhstani accounting standards and subsidiary's financial statement prepared pursuant to Russian accounting standards have been dully corrected with the aim to comply with IFRS.

Usage of estimations and assumptions – To comply with IFRS the Company's management is to use estimations and assumptions. These estimations and assumptions affect the sums of assets and liabilities stated in the report, as well as the disclosure of contingent assets and liabilities as of the date of the financial statement and the sums of profits and losses incurred within the reporting period and stated herein. As a result, actual data can be different from these estimations.

Consolidation basis – This consolidated financial statement includes the financial statement of Signum LLC which is under the direct control of the Company (hereinafter collectively referred to as the Group). Such control is based on Company's right to influence upon the financial and operating policy of the entity invested by the Company with the aim to receive returns from its activity.

If it is required, the subsidiary's financial statement is to be corrected with the aim to adjust its accounting policy in accordance with the accounting policy used in the Company. Upon purchasing of the subsidiary, its assets and liabilities are fairly evaluated on the date of such

purchase. The results of the annual financial and economic activity of the purchased subsidiary are included in the consolidated report on profits and losses from the date of actual purchasing.

All major intra-Group transactions, balances and retained profits (losses) on transactions are not included into the consolidated statement.

Foreign company – Signum LLC' business activity is deemed to be the activity of the foreign company. Financial statement of this subsidiary is converted from Russian Rubles being the functional currency of this entity to KZT according to the following rates:

- Assets and liabilities are converted according to the exchange rates valid on the date of consolidated financial statement;
- Incomes and expenses are converted according to the average monthly exchange rates.
- Profits/losses incurred due to conversion are pointed in the equity capital item as exchange rate differences.

Goodwill – Consolidated goodwill is the exceeding sum of Group's purchasing cost over its share in the fair cost of identified assets and liabilities of the subsidiary as of the date of purchasing. Goodwill is deemed to be an asset and is calculated on the basis of the cost less the loss accrued due to depreciation.

On each reporting date the Group evaluates goodwill's book cost to determine its depreciation rate. Depreciation loss, if it is applicable, is deemed to be the expenses of the reporting period.

Cash assets and their equivalents – Cash assets include till money as well as all bank accounts and short-term deposit accounts, initial maturity period of which doesn't exceed three months.

Accounts receivable – Accounts receivable are stated at their nominal cost less reserves on bad debts.

Inventory holdings – Inventory holdings are indicated at their lowest net cost using the method of the weighted average cost and net selling cost. Net cost includes purchasing cost, transport expenses, storage expenses and overhead expenses. Net selling cost is based on the prospective selling cost less expenses on selling and delivery.

Investments – With respect to the financial statement the Company has no considerable subsidiaries where it holds the majority of votes. Long-term investments to the companies where Company's participation share equals to 20% of voting shares are calculated on the basis of the participation shares. Current cost of such investments is decreased to reflect all depreciations of particular long-term investments except for time depreciations.

Being a Company historically providing telecommunication services in the Republic of Kazakhstan, Kazakhtelecom has received some rights and licenses free of charge. These rights and licenses have been included into the chartered capital of associated companies. Subsequently such contributions have been revaluated according to the current market value. Management of the Company believes that such accounting method reflects Company's assets and their value more clearly.

Financial investments – The Company classifies investments to securities according to the following criteria: trade investments, investments retained until repayment and investments available for the sale. Classification to be applied depends on the purposes with which these investments have been acquired. Management determines investment classification upon purchasing and regularly reviews previous estimations.

Upon initial admission, the Company evaluates trade investments and investments available for the sale according to their fair value. Investments retained until repayment are evaluated according to the amortization cost. Profit (loss) from changing of investment's fair value and discount and premium amortization are included in the statement on profit and losses upon their appearance.

Fixed assets and intangible assets – property, machines and equipment as well as intangible assets used for financial and economic activity are calculated according to the lowest of the reviewed values or prospective sum to be repaid. Amortization and depreciation are calculated on the basis of the gradual writing-off of the cost within the period of the useful operation from 3 to 5 years.

Buildings	50 years
Structures	10-20 years
Telecommunication equipment	5-20 years
Other machinery and equipment	3-20 years
Transport and other facilities	3-10 years
Financed leasing of fixed assets	The shortest of the useful service period or leasing period
Intangible assets - software	5 years

Profits and losses from the sale of fixed assets and intangible assets are included in the item of other incomes (expenses) in the statement on profits and losses.

Leasing –Leasing the terms of which stipulate for the transfer of all risks and benefits connected with assets holding is classified as the financial leasing. All other types of leasing are classified as operating leasing.

Assets received under financial leasing are deemed Company's assets at the fair cost on the date of purchasing. Correspondent liabilities before the lessor are included in the balance as a financial lease liability. Investment expenses being the difference between the total sum of leasing liabilities and fair cost of the purchased assets are included in the statement on profits and losses for the period of correspondent leasing to determine constant recurrent interest rate for the residuary balance of liabilities for each reporting period.

Leased assets are amortized within the period of their useful operation or within the period of leasing in the event that it is shorter than the period of useful operation. The period of expected operation is the period of assets' useful operation provided that the property rights are acquired until the end of leasing term.

Leasing payments executed in the frames of operational leasing are included in the statement on profits and losses as soon as they executed.

Depreciation – On each reporting date the Company analyzes the book cost of its fixed and intangible assets to determine any sign of possible losses incurred due to depreciation. In case of existence of any sign, assets' cost is to be revaluated to determine possible losses from depreciation. In case of impossibility to determine reimbursable cost of the certain asset, the Company evaluates reimbursable cost of the generating unit to which such asset belongs.

If reimbursable cost of the asset (generating unit) is less than the book cost, then the book cost of the asset (generating unit) is decreased to the reimbursable cost. The loss from depreciation is

deemed to be expenses in the same period excluding the cases when this asset is already included in the statement at the revaluated cost. In this case the loss from depreciation is included in the statement in the item of existing reserves on revaluation.

In the event of further recovery of losses from depreciation, the book cost of the asset (generating unit) is increased up to reimbursable cost and at the same time the reimbursable cost shall not exceed the book cost determined with exclusion of losses from depreciation of the asset (generating units) within previous years. Reimbursement of losses from depreciation is deemed to be the income in the same period.

Revenue recognition – Revenues on all types of rendered services are recognized in the same period when corresponded services have been provided. Revenues are recognized in case of certain possibility of economic benefits of the specific transaction and in case the sum of revenues can be evaluated with certain assurance.

Loan expenses – Loan expenses which are directly referred to the purchase, construction or production of assets and which require long-term preparation to their usage or selling are included in the cost of such assets until they are not ready for the usage or selling. Other loan expenses are included in the statement on profits and losses in the period when they were incurred.

Income tax – The Company calculates the expenses on income tax on the basis of the liabilities method according to which the expected tax effect of time differences in the financial statement prepared pursuant to IFRS and in the financial statements prepared pursuant to Kazakhstani tax legislation is pointed as a deferred tax liability of future periods or as deferred tax assets to be reimbursed in the future periods. Deferred tax assets are included in the statement taking into account the possibility of their saling.

Transactions in foreign currency – Company's functional currency is Kazakhstani tenge. Profits and losses from exchange rate differences under the transactions in foreign currency are included in the statement on profits and losses. Assets and liabilities in the foreign currency are included in the attached balance with the use of exchange rates on the date of the financial statement.

Non-cash transactions – The Company executes some calculations by means of non-cash transactions. Goods received are evaluated according to the cost of services provided. Information on good is regularly analyzed to make correct evaluation and is decreased to the net selling cost.

Changes in classification – Classification of some sums related to the previous year has been changed to comply with the requirements on representation of statements in 2004. Such changes haven't affected the results of financial and economic activity represented in the previous financial statement, as well as haven't affected the sum of equity capital.

2. CASH ASSETS AND THEIR EQUIVALENTS

As for June 30, 2005 cash assts in the sum of KZT 1,280 thousand are deemed the security under the guarantees provided by JSC Narodniy Bank Kazakhstana to the Company.

As for June 30, 2005, pursuant to the decision of Almaty's court, cash assts in the sum of KZT 3,457 thousand have been limited in use to cover the plaintiff's claim of suppliers.

3. ACCOUNTS RECEIVABLE, NET

	30.06.2005	31.12.2004
Trade accounts receivable	10,799,022	8,953,595
Reserve on bad debts	(840,980)	(784,474)
Total trade accounts receivable, net	**9,958,042**	**8,169,121**
Trade accounts receivable of associated companies	3,211,564	1,815,767
Reserve on bad debts	(358,284)	(212,388)
Total trade accounts receivable of associated companies, net (see Comment 23)	**2,853,280**	**1,603,379**
Total	**12,811,322**	**9,772,500**

Pursuant to the decision of Astana's court, the accounts receivable of the state-financed organizations, changed from long-term accounts receivable to short-term accounts receivable in 2003, in the sum of KZT 259,334 thousand, in December 2003 have been charged on account of KFW's loan in the sum of KZT 205,898 (see Comment 15). The residual part of debt in the sum of KZT 53,436 thousand has been charged in 2004.

4. INVENTORY HOLDINGS

	30.06.2005	31.12.2004
Materials	5,067,471	4,728,369
Goods	22,337	49,651
Reserves on obsolete and illiquid inventory holdings	**(31,267)**	**(79,014)**
Total	**5,058,541**	**4,699,006**

5. FINANCIAL INVESTMENTS

In the first half of 2005 the Company has invested available cash assets into short-term financial instruments.

6. OTHER ACCOUNTS RECEIVABLE, NET

	30.06.2005	31.12.2004
Other accounts receivable	3,906,528	2,648,628
Liabilities of employees and other persons	165,456	137,907
Accounts receivable of associated companies (see Comment 24)	214,255	187,387
Deferred expenses	197,365	187,884
Advances paid	4,571,372	3,566,636
Reserve on bad debts	(260,218)	(183,407)
Total	**8,794,758**	**6,545,035**

Advances paid as for June 30, 2005 and December 31, 2004 include KZT 1,413,096 thousand of advances paid to CJSC National Company Kazakhstan Temir Zholy for participatory interest in the construction of Transport Tower building.

On November 29, 2003 the Government of the Republic of Kazakhstan has adopted the Act pursuant to which this building shall be passed to the Republican property on the terms determined by the Ministry of Finances of the Republic of Kazakhstan, Ministry of Economy and Budget Planning of the Republic of Kazakhstan and the Ministry of Transport and Communication of the Republic of Kazakhstan together with the Company. In 2004 and in the first half of 2005 the Company negotiated with the state authorities regarding covenanting of the contract. Thus, the result of this transaction will be included in the Company's financial statement at the moment of its revaluation.

7. INVESTMENTS

	30.06.2005	31.12.2004
GSM Kazakhstan JSC Kazakhtelecom LLP	19,670,378	16,743,067
Nursat JSC	1,112,664	1,083,115
Altel JSC	-	-
Total	**20,783,042**	**17,826,182**

Name	Location and place of business activity	Share of participation	Voting authorities	Main business activity
GSM Kazakhstan JSC Kazakhtelecom LLP	Republic of Kazakhstan	49%	49%	Telecommunication services
Altel JSC	Republic of Kazakhstan	50%	50%	Telecommunication services
Nursat JSC	Republic of Kazakhstan	41.25%	41.25%	Telecommunication services

Investments to participation share:

The Company has no control over Altel's business activity since the Company has no authority to determine Altel's financial and economic policy, has no authorities to appoint or displace the major part of the members of the Board of Directors and has no control over the Board of Directors.

Company's share in Altel's accrued losses, which exceed investment book cost, makes up KZT 1,695,197 thousand and KZT 1,432,415 thousand as for June 30, 2005 and December 31, 2004 respectively. The share in Altel's losses is calculated on the basis of Altel's non-audited financial statement prepared pursuant to Kazakhstani Accounting Standards.

GSM Kazakhstan JSC Kazakhtelecom LLP:

	30.06.2005	31.12.2004
Investment cost as for the beginning of the reporting period	16,743,067	9,474,209
Share of income for the reporting period	5,377,311	8,770,917
Dividends to be paid	(2,450,000)	(1,502,059)
Investment cost as for the end of the reporting period	**19,670,378**	**16,743,067**

The income from share participation calculated on the basis of non-audited financial statement of GSM Kazakhstan JSC Kazakhtelecom LLP that was prepared pursuant to GAAP USA is accepted and included in the statement on profits and losses in the item "Incomes from share participation investments".

Nursat JSC:

	30.06.2005	31.12.2004
Investment cost as for the beginning of the reporting period	1,083,115	1,083,322
Share of income/loss for the reporting period	29,549	(207)
Investment cost as for the end of the reporting period	**1,112,664**	**1,083,115**

The loss from share participation calculated on the basis of Nursat's non-audited financial statement that was prepared pursuant to Kazakhstani accounting standards is accepted and included in the statement on profits and losses in the item "Incomes from share participation investments".

8. FINANCIAL INVESTMENTS

In 2003 the Company has purchased registered coupon bonds with maturity date of September 27, 2006 and indexed coupon bonds with maturity date of December 23, 2009.

9. LONG-TERM ACCOUNTS RECEIVABLE

	30.06.2005	31.12.2004
Long-term accounts receivable of associate companies (see Comment 24)	884,525	884,525
Other long-term accounts receivable	279,201	217,276
Total	**1,163,726**	**1,101,801**

10. FIXED ASSETS, NET

	Land	Buildings and structures	Equipment	Others	Incomplete construction	Total
Initial or revaluated cost						
As for January 1, 2005	460,202	11,585,856	124,545,423	5,958,572	4,215,986	146,766,039
Purchased	7,369	168,211	8,712,291	216,422	2,266,184	11,370,477
Transferred	-	272,854	(277,512)	22,519	(17,861)	-
Withdrawn	(4,788)	(36,591)	(865,935)	(86,131)	(64,537)	(1,057,982)
Internal transfer between the groups	-	7,361	(129,702)	122,341	-	-
Reclassification	-	-	13,431	-	82,538	95,969

Accrued depreciation						
As for January 1, 2005	-	3,305,236	58,341,838	2,712,431	-	64,359,505
Accrued for the reporting period	-	168,865	4,608,680	292,560	-	5,070,105
Withdrawn	-	(5,726)	(710,080)	(75,677)	-	(791,483)
Internal transfer between the groups	-	2,770	(16,327)	(13,557)	-	-
Reclassification	-	-	-	-	-	-
As for June 30, 2005	-	**3,471,145**	**62,224,111**	**2,942,871**	-	**68,638,127**
Reserves on suspended sites as for June 30, 2005	-	-	-	-	(26,263)	(26,263)
Depreciated cost as for June 30, 2005	**462,783**	**8,526,546**	**69,773,885**	**3,290,852**	**6,456,047**	**88,510,113**
Depreciated cost as for December 31, 2004	**460,202**	**8,280,620**	**66,203,585**	**3,246,141**	**4,189,723**	**82,380,271**

Fixed assets in the total sum of KZT 1,920,861 thousand and KZT 1,911, 165 thousand are the securities under the loans of European Bank of Reconstruction and Development (hereinafter EBRD), Sumitomo Corporation and credit line of Commerzbank (Germany) through HSBK as for June 30, 2005 and December 31, 2004 respectively (see Comment 15).

11. NON-CASH ASSETS, NET

Initial cost	
As for January 1, 2005	3,107,200
Purchased	547,055
Reclassification	(95,969)
Withdrawn	(10,982)
As for June 30, 2005	**3,547,304**
Accrued depreciation	
As for January 1, 2005	1,668,781
Accrued for the reporting period	259,456
Reclassification	-
Withdrawn	(9,329)
As for June 30, 2005	**1,918,908**
Depreciated cost as for June 30, 2005	**1,628,396**

Depreciated cost as for December 31, 2004	**1,438,419**

12. GOODWILL, NET

Initial cost	
As for January 1, 2005	-
Purchased	2,557
Withdrawn	-
As for June 30, 2005	**2,557**
Accrued loss from depreciation	
As for January 1, 2005	-
Loss for the reporting period	-
As for June 30, 2005	-
Depreciated cost as for June 30, 2005	**2,557**
Depreciated cost as for December 31, 2004	-

13. ACCOUNTS PAYABLE

	30.06.2005	31.12.2004
Accounts payable to the suppliers and contractors	4,095,547	4,351,259
Accounts payable to the associate companies (see Comment 24)	54,144	54,778
Total	**4,149,691**	**4,406,037**

14. OTHER ACCOUNTS PAYABLE AND LIABILITIES ACCRUED

	30.06.2005	31.12.2004
Remuneration of employees' labor	568,415	547,849
Deferred income	14,634	22,918
Others	2,808,177	573,909
Total	**3,391,226**	**1,144,676**

15. LOANS

As for June 30, 2005 Company's loans include:

Lender	Balance	Average annual nominal interest rate	Secured/ unsecured
Bank loans:			
EBRD	14,878,600	6	Secured
BLG Munich (FRG)	2,430,388	3-4	Unsecured

Commerzbank AG	1,531,367	3	Unsecured
Bank Hapoalim B.M.	1,103,801	5	Unsecured
Credit Agircole Indosuez/Cayon (France)	972,960	4	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	787,699	6	Unsecured
ABN AMRO BANK DEUTSCHLAND AG	621,854	3	Unsecured
Nova Ljublianska Bank	542,402	6	Unsecured
ABN AMRO Bank Kazakhstan	315,057	5	Unsecured
Bank Leumi, Le-Israel B.M.	229,888	3	Unsecured
Credit line of Commerzbank (FRG) through HSBK	124,695	6	Secured
Nordea Bank	40,759	6	Secured
Commercial loans from suppliers:			
The Eximbank of Korea through Industrialniy Park JSC	2,133,722	3	Unsecured
Sumitomo Corporation	613,150	6	Secured
Total sum of loans	**26,326,342**		
Bills of credit	1,208,066		Unsecured
Total	**27,534,408**		
Less sum subjected to repayment within 12 months (included in the current liabilities)	4,112,309		
The sum subjected to repayment after 12 months	23,422,099		

With the aim to distribute maturity periods of loans and to decrease the cost of attracted financial resources, on September 30, 2003 the Company and EBRD has signed an Agreement on syndicated loan (hereinafter Loan Agreement) and restructuring of Company's existing debts. The total sum of this transaction made up USD 110 million including 2 tranches with maturity periods of 5 and 7 years. Interest rate under the loan equals to margin and LIBOR rate for the period of interest accrual.

Pursuant to the Loan Agreement signed in December, 2003 the Company has totally received USD 84 million. In 2004 Kazakhtelecom has received USD 11 million. In the first half of 2005 the rest part of the loan in the sum of USD 15 million has been received.

Pursuant to the Loan Agreement the securities under the loan are Company's bank accounts in national currency in Kazakhstan; pecuniary claims of the Company in respect to its current and prospective Kazakhstani clients and debtors; Company's rights, remunerations and benefits under all current and prospective insurance policies of the Company, excluding the policies of obligatory insurance; real assets represented by buildings of automatic toll centers; movable assets represented by switching equipment.

As for December 31, 2005 Company's loans include:

Lender	Balance	Average annual nominal interest rate	Secured/ unsecured
Bank loans:			
EBRD	12,350	5	Secured
BLG Munich (FRG)	2,12,056	2-3	Unsecured
Commerzbank AG	1,941,140	3	Unsecured
Credit Agircole Indosuez/Cayon (France)	1,585,687	4	Unsecured
Citybank Kazakhstan	1,430,000	6	Unsecured
ABN AMRO Bank Kazakhstan	837,932	5-6	Unsecured
Bank Hapoalim B.M.	867,717	5	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	794,887	6	Unsecured
Nova Ljublianska Bank	495,836	6	Unsecured
Bank Leumi, Le-Israel B.M.	294,597	2	Unsecured
Credit line of Commerzbank (FRG) through HSBK	203,222	6	Secured
Nordea Bank	39,174	6	Secured
Commercial loans from suppliers:			
The Eximbank of Korea through Industrialniy Park JSC	2,012,273	3	Unsecured
Sumitomo Corporation	785,566	6	Secured
Total sum of loans	**25,785,087**		
Bills of credit	1,178,174		Unsecured
Total	**26,936,261**		
Less sum subjected to repayment within 12 months (included in the current liabilities)	(7,148,754)		
The sum subjected to repayment after 12 months	19,787,507		

Kazakhtelecom's General shareholders meeting held on January 22, 2001 has adopted the decision on bond issue pursuant to which the National Securities Committee of the Republic of Kazakhstan has officially registered the first issue of Company's bonds on March, 2001. The volume of bond issue with nominal value of USD 100 makes up USD 25,000,000 divided into 250,000 registered coupon bonds with maturity date of March 15, 2004. As a result of the special auction 193,387 registered coupon bonds have been placed (see Comment 18) as for December 31, 2001.

In 2002 the rest 56,613 coupon bonds have been totally placed. These bonds have been repaid in full in March, 2004 pursuant to the offering memorandum.

The table below demonstrates loans' maturity periods:

	30.06.2005	**31.12.2004**
With maturity period less than one year	4,112,309	7,148,754
From one to two years	7,060,168	6,290,611

From three to five years inclusive	13,122,624	10,913,829
More than five years	3,239,307	2,583,067
Total	**27,534,408**	**26,936,261**

Analysis of loans according to their currency:

	30.06.2005	**31.12.2004**
Tenge	69,950	121,275
US Dollars	17,731,254	17,006,452
Euro	7,337,592	7,478,861
Yens	261,890	317,400
South Korean Wons	2,133,722	2,012,273
Total	**27,534,408**	**26,936,261**

Central Asian Industrial Holding N.V. is the Company's major shareholder. Kazkommerzbank JSC and Central Asian Industrial Holdings N.V. have common shareholders.

In the first half of the year the Company hasn't received any loan from Kazkommerzbank JSC.

In the first half of 2005 Kazkommerzbank JSC has granted the securities to Kazakhtelecom in the total sum of KZT 73,921 thousand (KZT 149,538 thousand in the first half of 2004).

Under KFW's credit line (hereinafter Loan) the Government of the Republic of Kazakhstan (hereinafter Government) acted as a guarantor. In 1999 pursuant to the decision of Kazakhstan's court the part of the loan related to the equipment initially supplied to Manguistaumunaigaz JSC and Kaskor JSC (third parties) shall not be repaid by Kazakhtelecom but by the Government. As for the date of this financial statement the Government and Kazakhtelecom haven't signed an official agreement on repayment of this debt but the Government hasn't appealed that decision. Company's management believes that the Government will execute court's decision.

In 2004 the Company has brought to the court the suit on collecting the sum of interests paid by the Company under the part of this loan in recourse order. On the date of this financial statement the decision on this suit hasn't been delivered, consequently, the revenues and assets are not included in this financial statement.

16. DIVIDENDS

Dividends at the rate of one forth from KZT 300 per preference share are accrued in the first half of 2005 in the total sum of KZT 60,480 thousand pursuant to the shares issue documentation.

On April 22, 2005 the Company held the annual General shareholders meeting. Pursuant to shareholders' decision the sum of KZT 4,413,060 thousand has been allocated to paying out of the dividends on ordinary shares according to the results of 2004. At the same time the meeting has adopted the decision on additional accrual on preference shares for the year 2004 in the sum of KZT 41,940 thousand to make their value not less than the value of dividends on ordinary shares. In the connection with temporary withdrawal of 51,184 ordinary shares under the REPO contract, the total sum of accrued and payable dividends have been decreased by KZT 20,679 thousand (see Comments 18 and 27).

In the first half of 2005, the Company paid out KZT 2,050,790 thousand on ordinary shares and KZT 121,203 thousand on preference shares less corporate tax imposed upon the source of payment.

17. CORPORATE INCOME TAX

The table below demonstrates temporary differences in deferred tax:

	30.06.2005	31.12.2004
Asset on deferred income tax		
Difference in the reserve on bad debts	1,199,265	996,861
Others	470,675	463,571
	1,669,940	**1,460,432**
State tax rate	30%	30%
Asset on deferred income tax	**500,982**	**438,129**
Liabilities under deferred income tax		
Difference in depreciated cost of property, machinery, equipment and in incomplete construction	24,634,018	24,204,210
State tax rate	30%	30%
Liabilities under deferred income tax	**7,390,205**	**7,261,263**
Net liabilities under deferred income tax	**6,889,224**	**6,823,134**

Expenses on corporate income tax in the statement on profits and losses are divided into the following categories:

	1st half of 2005	**1st half of 2004**
Expenses on current income tax	4,208,465	3,666,524
Expenses on deferred income tax	66,090	14,381
Expenses on corporate income tax	**4,274,555**	**3,680,905**

The table below indicates reconciliation of 30% income tax rate and actual sum of expenses on income tax as for June 30, 2005 and 2004:

	1st half of 2005	**1st half of 2004**
Net income before taxes	18,750,260	15,931,332
30% tax rate	5,625,078	4,779,340
Tax on non-taxable income from share participation investments	(1,622,058)	(1,225,894)

Tax on other non-taxable expenses	271,535	127,459
Expenses on income tax	**4,274,555**	**3,680,905**

Average tax rate (effective) makes up 22,8% and 23,1% for the 1st half of 2005 and 2004 respectively.

Corporate income tax is payable pursuant to the tax legislation of the Republic of Kazakhstan. The part of expenses in the statement on profits and losses is not deducted pursuant to Kazakhstani tax legislation, while other expenses are deducted only in the future periods. For expenses to be deducted in future periods, the asset is added according to the deferred tax. Income tax in Kazakhstan makes up 30%. The tax accrued for the half of the year ended on June 30, 2005 is disproportional to the income from business activity before taxes due to the expenses included in the statement on profits and losses that are non-deductible and non-taxable pursuant to the legislation of the Republic of Kazakhstan.

18. CHARTERED CAPITAL AND RETAINED EARNINGS

	30.06.2005	**31.12.2004**
Chartered capital:		
Preference shares having no voting authorities (1,213,653 shares registered, issued and completely paid; nominal value is KZT 1,000)	1,213,653	1,213,653
Ordinary shares having voting authorities (10,922,876 shares registered, issued and completely paid; nominal value is KZT 1,000)	10,922,876	10,922,876
Adjustment for inflation	23,606,449	23,606,449
Withdrawn capital (810,459 preference shares at the exchange rate as for June 30 2005 and December 31, 2004 respectively)	(2,652,860)	(2,652,860)
Withdrawn capital REPO transaction on the terms of returning (51,184 ordinary shares)	(460,656)	-
	32,629,462	**33,090,118**

Company's chartered capital consists of ordinary shares having voting authorities and preference shares having no voting authorities. Nominal value of ordinary and preference shares makes up KZT 1,000. All ordinary shares have equal voting authorities. Preference shares have benefits in case of dividends receiving and Company's liquidation, but they usually have no voting authorities. The dividends on preference shares are paid out in the sum not less than 30% from nominal share cost.

Pursuant to the decision of the General shareholders meeting, Company's Board of Directors as of October 22, 2001 has adopted the decision on exchanging preference shares into bonds. The auction has been held from November 26 to November 30 and from December 3 to December 5, 2001 on the Stock Exchange of Kazakhstan.

As a result of special auctions in 2001-2002, 250 thousand units of Company's coupon bonds have been placed in full. These bonds have been totally repaid in March 2004 pursuant to the

offering memorandum. On March 28, 2004 the Agency of the Republic of Kazakhstan for Regulation and Control over Financial Market and Financial Organizations has approved the report on the results of repayment of Company's bonds of the first issue.

As for June 30, 2005 the preference shares withdrawn from circulation haven't been placed in the stock market.

In the first half of 2005 the Company has concluded the transaction on REPO of its own 51,184 ordinary shares. This transaction has been concluded with the aim to decrease dividend repayments under temporary withdrawn shares (see Comments 16 and 27).

Retained earnings as for June 30, 2005 and December 31, 2004 don't include the sum of retained reserves equaled to KZT 1,842,404 which is the difference between nominal value of preference shares withdrawn from circulation and the cost of their exchange into registered bonds.

Retained earnings as for June 30, 2005 and December 31, 2004 include required capital reserves in the sum of KZT 1,820,479 thousand which have been formed pursuant to the legislation of the Republic of Kazakhstan.

The shares exceeding 5% of Chartered Capital held by:

Shareholder or nominal shareholder	**Number of shares, units**	**Number of shares, units**	**Share in chartered capital, %**	
	30.06.2005	**31.12.2004**	**30.06.2005**	**31.12.2004**
Ordinary shares				
The Committee of State Property and Privatization of the Ministry of Finances	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Holdings N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Others	352,497	352,497	2.9	2.9
	10,922,876	**10,922,876**		
Preference shares	**1,213,653**	**1,213,653**		
Total	**12,136,529**	**12,136,529**		
Preference shares, withdrawn	(810,459)	(810,459)		
Ordinary shares, withdrawn REPO transaction on the terms of returning (51,184 ordinary shares)	51,184	-		

19. OPERATING EXPENSES

	1st half of 2005	1st half of 2004
Personnel expenses	11,334,443	9,824,755
Communication expenses (see Comment 24)	8,021,119	6,554,620
Depreciation of fixed assets and amortization of intangible assets (see Comment 10 and 11)	5,329,561	4,688,
Tax expenses	2,581,099	605,192
Raw products and materials	1,363,749	1,203,610
Repair and maintenance of fixed assets	662,352	790,895
Power supply and utilities	428,821	402,072
Sale expenses	383,358	357,516
Travel expenses	224,142	240,192
Bank service expenses	165,370	146,110
Others	1,992,869	1,707,575
Total	**32,486,883**	**26,520,854**

Table below contains verification with sums pointed in the statement on profits and losses:

	1st half of 2005	1st half of 2004
Net cost of provided services	25,604,336	20,592,407
Sale expenses, general and administrative expenses	6,882,547	5,928,447
Total	**32,486,883**	**26,520,854**

20. EARNINGS PER SHARE

Earnings per share in calculation of basic and derivative earning per share made up KZT 1,322 and KZT 1,115 for the 1st half of 2005 and 2004 respectively.

Calculation of the basic and derivative earnings per ordinary share is based in the following data:

	1st half of 2005	1st half of 2004
Net profit for the period	14,475,705	12,249,930
Dividends on preference shares	(102,420)	(66,447)
Profit used for calculation of basic and derivative earnings per ordinary share	**32,486,883**	**26,520,854**

The number of ordinary shares in the 1st half of 2005 and 2004 made up 10,871,692 and 10,922,876 units respectively. At the same time there were no prospective ordinary shares with derivative effect.

21. ADDITIONAL INFORMATION FOR THE STATEMENT ON CASH FLOWS

In the first half of 2005 and 2004 the major part of fixed assets returns has been financed at the expense of bank loans and commercial loans of suppliers.

Setting-off of other accounts receivable for repayment of loan liabilities is stated in the Comment 3.

22. RISK CONCENTRATION AND CONTINGENT LIABILITIES

Operational environment – Major part of Company's transactions is made on the territory of the Republic of Kazakhstan. Laws and regulations on business activity in the Republic of Kazakhstan are being changed very often; thus, Company's assets and transactions are under the high risk due to the adverse changes in the political and business environment.

Taxes – In 2004 tax authorities of the Republic of Kazakhstan conducted due diligence of the Company for the period of 2000-2003. According to the results of such due diligence the tax authorities additionally charged taxes and fines in the total sum of KZT 768,112 thousand. The Company believes that it strictly kept the tax law and therefore it appealed against those additional charges in accordance with the established legal procedures, thereafter the reserves for such additional charges haven't been stipulated for.

The Company disputed additional charges on due diligence and as a result the Tax Committee of the Ministry of Finances of the Republic of Kazakhstan passed a decision as of 15.04.2005 pursuant to which all claims against the Company in the total sum of KZT 679,487 have been released. The rest part of tax authorities' claims in the sum of KZT 87,172 is juridically appealed. The results of these events will be included in the financial statement in that period when court decision will be maid.

As a result of due diligence of taxes the questions and assessments on differences in Company's tax returns can appear. Such assessments can be related to taxes, fines and interests and can entail considerable charges. The Company is assured that it keeps the tax law.

23. PROVISION OF PENSIONS AND PENSION BENEFITS

Provision of pensions – Pursuant to the legislation of the Republic of Kazakhstan all Company's employees receive state pensions. Expenses on provision of pensions for the periods ended on June 30, 2005 and 2004 made up KZT 842,250 thousand and 762,123 thousand respectively. As for June 30, 2005 the Company has no liabilities before its current or former employees on additional pension payments, medicine service payments after retirement, insurance payments or other pension benefits.

Social liabilities – On December 17, 1998 the Company covenanted labor contracts with its employees. Pursuant to these contracts the company undertakes to pay special social incentives to its employees upon their retirement. The sum of such incentives can be variable from year to year. Since the Company has no sufficient statistic information required to determine the supposed dates of employees' retirement, the reserves on such liabilities are not made in the financial statement. The Company considers that the sum of possible reserves is not sufficient for this financial statement.

24. BOUNDED PARTIES

In 1996 the Company has signed an agreement on provision and receiving of telecommunication services with Altel JSC. In 1996 the Company has concluded an agreement on provision and receiving of telecommunication services with GSM Kazakhstan OJSC Kazakhtelecom LLP. In August, 2002 the Company has purchased shares of participation in Nursat JSC.

Information on major transactions between the bounded parties is pointed below:

	1st half of 2005	1st half of 2004
Communication services provided by the bounded parties:		
GSM Kazakhstan OJSC Kazakhtelecom LLP	5,086,714	3,162,391
Altel JSC	452,728	177,770
Nursat JSC	69,412	52,183

Communication services received from bounded parties:

	1st half of 2005	1st half of 2004
GSM Kazakhstan OJSC Kazakhtelecom LLP	3,621,969	2,655,731
Altel JSC	268,357	-
Nursat JSC	16,101	32,748

Trade accounts receivable from bounded parties:

	30.06.2005	31.12.2004
GSM Kazakhstan OJSC Kazakhtelecom LLP, net	2,348,395	1,181,923
Altel JSC, net	470,128	409,100
Nursat JSC, net	34,757	12,356
Total	**2,853,280**	**1,603,379**

Trade accounts payable to bounded parties:

	30.06.2005	31.12.2004
GSM Kazakhstan OJSC Kazakhtelecom LLP	35,282	47,941
Altel JSC	18,854	6,837
Nursat JSC	8	-
Total	**54,144**	**54,778**

In 2004 the Company has concluded the contract on leasing of telecommunication agreement with Altel JSC in the total sum of KZT 652,800 thousand. The book cost of this equipment as for June 30, 2005 made up KZT 508,914 thousand included in the fixed assets item and KZT 567,652 thousand as for December 31,2004 included in the incomplete capital construction item. Pursuant to the lease contract the term of lease is to be expired on January 1, 2001 and the Company is authorized to prolong the term of leasing. The Company has no sufficient liabilities under this lease contract.

With the aim to increase circulating resources and to implement the project on supply and development of CDMA network, in 2003 the Company financially supported Altel JSC in the sum of KZT 884,525 thousand on the terms of return until February 2007 (see Comment 9).

In 2003 the Company financially supported Altel JSC in the sum of KZT 140,000 thousand on the terms of return until May 2005 (see Comment 6).

Contingent liabilities and guarantees for the bounded parties

In December 2003 the Company has represented to ABN AMRO Bank, Stockholm the guarantee for Altel JSC in the sum of USD 15.2 million within financing of mobile communication equipment purchase. This transaction has been approved by the Company's General shareholders meeting in accordance with the established legal procedures. In July 2004 the Company also acted as a guarantor under the long-term loan agreement between Altel JSC and Industrial and Commercial Bank of China according to which the sum of guarantee didn't exceed USD 4.2 million.

Dividends

On April 29, 2005 pursuant to the decision of the annual general meeting of GSM Kazakhstan OJSC Kazakhtelecom LLP's participants on the results of 2004, net income in the sum of KZT 5 billion has been distributed between its participants according to their shares of participation.

Prices

Prices under mutual transactions with the bounded parties are determined pursuant to the method of comparable uncontrolled price.

25. INVESTMENT LIABILITIES

Investment liabilities:

- as for 2005	30,712,123
- as for 2006	26,661,000
- as for 2007	23,763,000
	81,136,123

26. RISK MANAGEMENT POLICY

Risk management is the significant element of Company's financial and economic activity. Main risks of the Company are connected with the customers' solvency, changes of interest rates in the market and changes of foreign currency exchange rates. Company's policy with respect to such risks is described below.

Credit risk management – Financial instruments that can potentially entail credit risk concentration are generally included in the item of accounts receivable from the principal activity and other debtors. Credit risk connected with such assets is limited due to considerable customer base of the Company and constant control over the solvency of subscribers and other debtors.

Currency risk management - Financial instruments that can potentially entail currency risk concentration are generally included in the item of accounts receivable and payable under the principal activity and loans. Currencies in which the Company has received the loans are pointed in the Comment 15.

Interest rate risk management – Company's accounts receivable include interest-free financial assets (see Comment 24). Interest rates paid under the Company's loans are stated in the Comment 15. With the aim to manage interest rates, the Company combines variable and fixed interest rates under loan facilities.

27. SUBSEQUENT EVENTS

As for the date of this financial statement the preference shares withdrawn from circulation haven't been placed in the stock market (see Comment 18).

On July 15, 2005 the transaction on REPO of 51,184 ordinary shares has been completed. As a result of this REPO transaction the Company has received the income in the sum of KZT 6,449 thousand (see Comments 16 and 18).


КӨШІРМЕ
КОПИЯ

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

Финансовая отчетность, подготовленная в соответствии с Международными Стандартами Финансовой Отчетности

За квартал, закончившийся 31 марта 2005 г.

(неаудированная)

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

СОДЕРЖАНИЕ

Страница

ФИНАНСОВАЯ ОТЧЕТНОСТЬ
ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2005 г.:

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

БАЛАНС,
ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО
ПО СОСТОЯНИЮ НА 31 МАРТА 2005 г. (неаудированный)
(в тысячах Казахстанских тенге)

	Коммен-тарии	31.03.2005	31.12.2004
АКТИВЫ			
ТЕКУЩИЕ АКТИВЫ:			
Денежные средства и их эквиваленты	2	3,526,441	2,545,737
Дебиторская задолженность, нетто	3	11,760,206	9,772,500
Товарно-материальные запасы, нетто	4	4,775,371	4,699,006
Финансовые инвестиции	5	200,000	200,000
Прочая дебиторская задолженность, нетто	6	5,810,027	6,545,035
Всего текущие активы		26,072,045	23,762,278
Инвестиции	7	20,666,802	17,826,182
Финансовые инвестиции	8	443,291	438,697
Долгосрочная дебиторская задолженность	9	1,120,812	1,101,801
Долгосрочные расходы будущих периодов		136,666	136,103
Основные средства, нетто	10	84,957,550	82,380,271
Нематериальные активы, нетто	11	1,754,108	1,438,419
ВСЕГО АКТИВЫ		135,151,274	127,083,751
ОБЯЗАТЕЛЬСТВА И АКЦИОНЕРНЫЙ КАПИТАЛ			
ТЕКУЩИЕ ОБЯЗАТЕЛЬСТВА:			
Кредиторская задолженность	12	4,791,372	4,406,037
Авансы полученные		590,982	941,434
Прочая кредиторская задолженность и начисленные обязательства	13	1,906,313	1,144,676
Краткосрочные займы	14	5,400,778	7,148,754
Задолженность по налогам		730,186	592,791
Дивиденды к оплате	15	125,654	199,546
Всего текущие обязательства		13,545,285	14,433,238
Долгосрочные займы	14	22,064,903	19,787,507
Отсроченный корпоративный подоходный налог	16	6,688,905	6,823,134
ВСЕГО ОБЯЗАТЕЛЬСТВА		42,299,093	41,043,879
АКЦИОНЕРНЫЙ КАПИТАЛ:			
Уставный капитал	17	33,090,118	33,090,118
Нераспределенная прибыль	17	59,762,063	52,949,754
Всего акционерный капитал		92,852,181	86,039,872
ВСЕГО ОБЯЗАТЕЛЬСТВА И АКЦИОНЕРНЫЙ КАПИТАЛ		135,151,274	127,083,751

Главный бухгалтер Узбаханов Т. Н.

12 мая 2005 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ,
ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО
ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2005 г. (неаудированный)
(в тысячах Казахстанских тенге, за исключением прибыли на акцию)

	Коммен-тарии	1 квартал 2005	1 квартал 2004
ВЫРУЧКА ОТ РЕАЛИЗАЦИИ УСЛУГ	23	21,879,953	17,562,482
СЕБЕСТОИМОСТЬ ПРЕДОСТАВЛЕННЫХ УСЛУГ	18	(11,981,536)	(9,627,651)
ВАЛОВАЯ ПРИБЫЛЬ		9,898,417	7,934,831
РАСХОДЫ ПО РЕАЛИЗАЦИИ, ОБЩИЕ И АДМИНИСТРАТИВНЫЕ РАСХОДЫ	18	(3,805,258)	(2,977,928)
ПРИБЫЛЬ ОТ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ		6,093,159	4,956,903
ПРОЧИЕ ДОХОДЫ/(РАСХОДЫ)			
Затраты по займам		(327,673)	(301,047)
Чистый (убыток) доход по курсовой разнице		(204,366)	1,108,071
Доход от инвестиций по долевому участию	7	2,840,620	1,741,062
Прочие доходы		247,940	321,840
Прочие расходы		(40,592)	(26,786)
Всего прочие доходы		2,515,929	2,843,140
ПРИБЫЛЬ ДО НАЛОГООБЛОЖЕНИЯ		8,609,088	7,800,043
РАСХОДЫ ПО ПОДОХОДНОМУ НАЛОГУ	16	(1,766,537)	(1,882,287)
ЧИСТАЯ ПРИБЫЛЬ		6,842,551	5,917,756
ПРИБЫЛЬ НА АКЦИЮ в расчете базовой и производной прибыли на акцию, в тенге	19	624	539

Главный бухгалтер Узбаханов Т. Н.

12 мая 2005 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА,
ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО
ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2005 г. (неаудированный)
(в тысячах Казахстанских тенге)

	Коммен-тарии	Уставный капитал	Нераспреде-ленная прибыль	Всего
Сальдо на 1 января 2004 г.		33,090,118	30,907,487	63,997,605
Чистая прибыль за год		-	25,307,703	25,307,703
Дивиденды	15	-	(3,265,436)	(3,265,436)
Сальдо на 31 декабря 2004 г.		33,090,118	52,949,754	86,039,872
Чистая прибыль за отчетный период		-	6,842,551	6,842,551
Дивиденды	15	-	(30,242)	(30,242)
Сальдо на 31 марта 2005 г.		33,090,118	59,762,063	92,852,181

Главный бухгалтер Узбаханов Т. Н.

12 мая 2005 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2005 г. (неаудированный)

(в тысячах Казахстанских тенге)

	Коммен-тарии	1 квартал 2005	1 квартал 2004
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ОПЕРАЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Прибыль до налогообложения		8,609,088	7,800,043
Поправки на:			
Износ основных средств и амортизацию нематериальных активов	10,11	2,577,191	2,305,952
Резерв/(восстановление резерва) по сомнительной задолженности и прочие резервы		251,997	74,068
Чистый доход по курсовой разнице		204,366	(1,108,071)
Доход от инвестиций по долевому участию	7	(2,840,620)	(1,741,062)
Затраты по займам		327,673	301,047
Убыток (доход) от реализации основных средств и нематериальных активов		41,952	(96,849))
Прочие неденежные операции		(608)	(1,152)
Операционная прибыль до изменений в активах и обязательствах		9,171,039	7,533,976
Увеличение/(уменьшение) денежных средств от изменений в:			
Торговой дебиторской и прочей дебиторской задолженности		(1,491,029)	(9,976)
Товарно-материальных запасах		(76,365)	(81,140)
Кредиторской задолженности и авансов полученных		34,883	(1,130,244)
Прочей кредиторской задолженности и начисленных обязательствах		(797,012)	775,017
Денежные средства, полученные от операционной деятельности		6,841,516	7,087,363
Проценты уплаченные		(309,112)	(449,099)
Дивиденды уплаченные, за вычетом налогов	15	(88,640)	(87,915)
Подоходный налог уплаченный		(1,756,250)	(1,102,476)
Чистые денежные средства, поступившие от операционной деятельности		4,687,514	5,447,873
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Приобретение инвестиций		(5,449)	(5,050)
Приобретение основных средств и нематериальных активов	20	(3,605,832)	(3,703,063)
Прочие выплаты		(19,068)	(13,814)
Поступления от реализации инвестиции		-	-
Поступления от реализации основных средств и нематериальных активов		2,954	2,019
Чистые денежные средства, использованные в инвестиционной деятельности		(3,627,395)	(3,719,908)

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

**ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ,
ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО (ПРОДОЛЖЕНИЕ)
ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2005 г. (неаудированный)**
(в тысячах Казахстанских тенге)

	Коммен-тарии	1 квартал 2005	1 квартал 2004
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ФИНАНСОВОЙ ДЕЯТЕЛЬНОСТИ:			
Денежные средства, полученные по займам		3,231,462	2,893,398
Погашение займов		(3,310,877)	(4,700,239)
Чистые денежные средства, использованные в финансовой деятельности		(79,415)	(1,806,841)
ЧИСТОЕ ИЗМЕНЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ И ИХ ЭКВИВАЛЕНТОВ		980,704	(78,876)
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ, на начало отчетного периода		2,545,737	2,244,582
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ, на конец отчетного периода		3,526,441	2,165,706

Главный бухгалтер　　　　Узбаханов Т. Н.

12 мая 2005 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

1. ХАРАКТЕР ДЕЯТЕЛЬНОСТИ И КРАТКИЙ ОБЗОР ОСНОВНЫХ ПРИНЦИПОВ БУХГАЛТЕРСКОГО УЧЕТА

Характер деятельности – Акционерное Общество «Казахтелеком» (далее - «Казахтелеком» или «Компания») была создана в июне 1994 г. на основании Постановления Кабинета Министров Республики Казахстан как национальная акционерная компания и в феврале 1996 г. преобразована в открытое акционерное общество (с марта 2004 г. – акционерное общество). Компания зарегистрирована, расположена и осуществляет свою деятельность в Республике Казахстан. Юридический адрес Компании: Республика Казахстан, 473000, г. Астана, ул. Абая, 31. Компания является монополистом в области предоставления основного спектра телекоммуникационных услуг, включая местную, междугороднюю (внутреннюю и по странам СНГ) и международную телефонную связь, телеграфную и телексную связь, телекоммуникационную передачу данных, аренду каналов, теле- и радио-трансляцию, телеграфную радиотрансляцию, услуги по беспроводным средствам связи. Компания имела 33,803 рабочих мест по состоянию на 31 марта 2005 г. (на 31 марта 2004 г.: 33,377 рабочих мест) Акции Компании принадлежат Правительству Республики Казахстан, Central Asian Industrial Holdings N.V. и другим миноритарным акционерам.

Основа представления финансовой отчетности – Финансовая отчетность Компании подготовлена в соответствии с Международными Стандартами Финансовой Отчетности («МСФО»), установленными Международным советом по стандартам финансовой отчетности и представлена в Казахстанских тенге («тенге»). Компания ведет бухгалтерский учет в соответствии с правилами и положениями бухгалтерского учета, принятыми в Республике Казахстан. Данные правила и положения отличаются от МСФО, соответственно, финансовая отчетность, подготовленная согласно Казахстанским стандартам, была надлежащим образом скорректирована с целью соответствия МСФО.

Использование оценок и допущений – Соответствие МСФО требует от руководства Компании использования оценок и предположений. Данные предположения и оценки оказывают влияние на приводимые в отчетности суммы активов и обязательств, а также раскрытия по условным активам и обязательствам на день составления финансовой отчетности и представленные в отчетности суммы доходов и расходов в течение отчетного периода. В связи с этим фактические результаты могут отличаться от данных оценок.

Денежные средства и их эквиваленты – Денежные средства включают наличные в кассе, а также текущие банковские счета и краткосрочные депозитные счета в банках, первоначальный срок погашения которых не превышает трех месяцев.

Дебиторская задолженность – Дебиторская задолженность отражается по номинальной стоимости за вычетом резерва по сомнительным долгам.

Товарно-материальные запасы – Товарно-материальные запасы отражаются по наименьшей из себестоимости, с использованием метода средневзвешенной стоимости, и чистой стоимости реализации. Себестоимость включает стоимость покупки, транспортные расходы, расходы на хранение и накладные расходы. Чистая стоимость реализации основана на возможной продажной стоимости за вычетом расходов по реализации и доставке.

Инвестиции – Компания не имеет существенных по отношению к финансовой отчетности дочерних предприятий, где она обладала бы большинством голосов. Учёт долгосрочных инвестиций в компаниях, где участие составляет более 20% от числа голосующих акций, осуществляется по методу долевого участия. Текущая стоимость подобных инвестиций уменьшается в целях отражения любого, за исключением временного, снижения стоимости отдельных долгосрочных инвестиций.

Как Компания, исторически предоставляющая телекоммуникационные услуги в Республике Казахстан, Казахтелеком приобрел некоторые права и лицензии бесплатно. Данные права и лицензии вносились в уставный капитал ассоциированных компаний. Впоследствии данные взносы переоценивались по текущей рыночной стоимости. Руководство полагает, что данная бухгалтерская трактовка лучше отражает активы Компании и их стоимость.

Финансовые инвестиции – Компания классифицирует инвестиции в ценные бумаги по следующим категориям: инвестиции, предназначенные для торговли, инвестиции удерживаемые до погашения и инвестиции, доступные для продажи. Применяемая классификация зависит от целей, для которых данные инвестиции были приобретены. Руководство определяет классификацию инвестиций во время приобретения и пересматривает сделанные оценки на регулярной основе.

После первоначального признания Компания оценивает инвестиции, предназначенные для торговли, и инвестиции, доступные для продажи, по их справедливой стоимости. Инвестиции, удерживаемые до погашения, оцениваются по амортизированной стоимости. Прибыль (убыток) от изменения справедливой стоимости инвестиции и амортизация дисконта и премии отражается в отчете о прибылях и убытках в период возникновения.

Основные средства и нематериальные активы – Имущество, машины и оборудование, а также нематериальные активы, используемые в финансово-хозяйственной деятельности, учитываются по наименьшей из переоцененной стоимости или предполагаемой возмещаемой суммы. Амортизация и износ начисляются на основе равномерного метода списания стоимости в течение срока полезной службы от трех до пятидесяти лет:

Здания	50 лет
Сооружения	10-20 лет
Телекоммуникационное оборудование	5-20 лет
Прочие машины и оборудование	3-20 лет
Транспорт и прочее	3-10 лет
Финансируемая аренда основных средств	наименьший из полезного срока службы или срока аренды
Нематериальные активы - программное обеспечение	5 лет

Доходы и убытки от реализации основных средств и нематериальных активов включены в прочие доходы (расходы) в отчете о прибылях и убытках.

Аренда – Аренда, условия которой подразумевают перенос всех рисков и выгод, связанных с владением активом, классифицируется как финансовая аренда. Все прочие виды аренды классифицируются как операционная аренда.

Активы, полученные в рамках финансовой аренды, признаются как активы Компании по их справедливой стоимости на дату приобретения. Соответствующее обязательство перед арендодателем отражается в балансе как обязательство по финансовой аренде. Расходы по финансированию, которые представляют собой разницу между общей суммой арендных обязательств и справедливой стоимостью приобретенных активов, учитываются в отчете о прибылях и убытках в течение срока соответствующей аренды таким образом, чтобы определить постоянную периодическую ставку процентов на оставшееся сальдо обязательств за каждый отчетный период.

Арендуемые активы амортизируются в течение срока их полезной службы или в течение срока аренды, если он короче срока полезной службы. Сроком ожидаемой службы является срок полезной службы актива, если существует обоснованная уверенность в получении прав владения к концу срока аренды.

Арендные платежи, осуществляемые в рамках операционной аренды, отражаются в отчете о прибылях и убытках по мере возникновения.

Обесценение – На каждую отчетную дату Компания проводит анализ балансовой стоимости своих материальных и нематериальных активов для определения признаков, указывающих на возможное возникновение убытков от обесценения. В случае наличия таких признаков, производится оценка возмещаемой стоимости активов, с целью определения возможного убытка от обесценения. В случае невозможности определения возмещаемой стоимости отдельного актива, Компания проводит оценку возмещаемой стоимости генерирующей единицы, к которой принадлежит такой актив.

В случае, если возмещаемая стоимость актива (генерирующей единицы) меньше балансовой стоимости, тогда балансовая стоимость актива (генерирующей единицы) уменьшается до возмещаемой стоимости. Убыток от обесценения признается расходом в том же периоде, за исключением случаев, когда данный актив уже учитывается по переоцененной стоимости. В таком случае убыток от обесценения отражается за счет существующего резерва по переоценке.

В случае последующего восстановления убытка от обесценения, балансовая стоимость актива (генерирующей единицы) увеличивается до возмещаемой стоимости, при этом, возмещаемая стоимость не может превышать балансовую стоимость, определяемую без учета убытков от обесценения актива (генерирующей единицы) в предыдущих годах. Восстановление убытка от обесценения признается доходом в том же периоде.

Признание доходов – Доходы по всем видам оказанных услуг признаются в том же периоде, в котором соответствующие услуги были оказаны. Доходы признаются, когда существует высокая вероятность получения экономических выгод от осуществленной операции и когда сумма доходов может быть оценена с достаточной степенью уверенности.

Затраты по займам – Затраты по займам, которые напрямую относятся к приобретению, строительству или производству активов, для которых требуется длительный период времени для подготовки их к использованию или к реализации, включаются в стоимость таких активов до тех пор, пока они не готовы к использованию или реализации. Другие затраты по займам включаются в отчет о прибылях и убытках в том периоде, в котором они были понесены.

Подоходный налог – Компания определяет расходы по подоходному налогу на основе метода обязательств, согласно которому ожидаемый налоговый эффект временных разниц в финансовой отчетности, подготовленной в соответствии с МСФО, и отчетности в соответствии с требованиями Казахстанского налоговым законодательством отражены как отсроченные налоговые обязательства будущих периодов или отсроченные налоговые активы, возмещаемые в будущих периодах. Отсроченные налоговые активы отражаются с учетом того, что имеется существенная вероятность их реализации.

Операции с иностранной валютой – Функциональной валютой Компании является Казахстанский тенге. Доходы и убытки от курсовой разницы по операциям в иностранной валюте, совершенным в течение года, отражены в отчете о прибылях и убытках. Активы и обязательства, представленные в иностранной валюте, отражены в прилагаемом балансе с использованием обменных курсов на дату составления отчета.

Неденежные операции – Компания осуществляет некоторые расчеты посредством неденежных операций. Полученные товары оцениваются по стоимости предоставленных услуг. Данные по товарам анализируются на регулярной основе для правильности оценки и списываются до чистой реализационной стоимости.

Изменение классификации – Классификация некоторых сумм, относящихся к предыдущему году, была изменена в целях соответствия требованиям представления отчетности в 2004 г. Данные изменения не оказали влияния как на результаты финансово-хозяйственной деятельности, представленные в предыдущей финансовой отчетности, так и на сумму собственного капитала.

2. ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ

По состоянию на 31 марта 2005 г. денежные средства в сумме 845 тысяч тенге являлись обеспечением по гарантиям, выданным АО «Народный Банк Казахстана» в пользу Компании.

По состоянию на 31 марта 2005 г. денежные средства в сумме 3,457 тысяч тенге были ограничены в использовании по решению суда г. Алматы в покрытие исковых требований поставщиков.

3. ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ, НЕТТО

	31.03.2005	31.12.2004
Торговая дебиторская задолженность	10,541,233	8,953,595
Резерв по сомнительным долгам	(835,496)	(784,474)
Итого торговая дебиторская задолженность, нетто	9,705,737	8,169,121
Торговая дебиторская задолженность ассоциированных компаний	2,383,336	1,815,767
Резерв по сомнительным долгам	(328,867)	(212,388)
Итого торговая дебиторская задолженность ассоциированных компаний, нетто (см. Комментарий 23)	2,054,469	1,603,379
Всего	**11,760,206**	**9,772,500**

В соответствии с решением суда г. Астаны дебиторская задолженность бюджетных организаций, переведенная в 2003 г. из состава долгосрочной дебиторской задолженности в краткосрочную дебиторскую задолженность в сумме 259,334 тысячи тенге, в декабре 2003 г. была зачтена в счет погашения займа KFW в размере 205,898 тысяч тенге (см. Комментарий 14). Оставшаяся часть задолженности в сумме 53,436 тысяч тенге была зачтена в 2004 г.

4. ТОВАРНО-МАТЕРИАЛЬНЫЕ ЗАПАСЫ, НЕТТО

	31.03.2005	31.12.2004
Материалы	4,796,338	4,728,369
Товары	31,774	49,651
Резерв по устаревшим и неликвидным ТМЗ	(52,741)	(79,014)
Всего	**4,775,371**	**4,699,006**

5. ФИНАНСОВЫЕ ИНВЕСТИЦИИ

В 2004 г. Компания разместила свободные денежные средства в краткосрочные финансовые инструменты.

6. ПРОЧАЯ ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ, НЕТТО

	31.03.2005	31.12.2004
Прочая дебиторская задолженность	2,478,413	2,648,628
Задолженность работников и других лиц	134,394	137,907
Дебиторская задолженность ассоциированных компаний (см. Комментарий 23)	205,333	187,387
Расходы будущих периодов	238,045	187,884
Авансы выплаченные	2,997,084	3,566,636
Резерв по сомнительным долгам	(243,242)	(183,407)
Всего	**5,810,027**	**6,545,035**

По состоянию на 31 марта 2005 и на 31 декабря 2004 гг. авансы выплаченные включают 1,413,096 тысяч тенге авансов, уплаченных ЗАО «Национальная Компания «Казахстан Темир Жолы» за долевое участие по строительству здания «Transport Tower».

29 ноября 2003 г. Правительство Республики Казахстан выпустило Постановление, согласно которому данное здание должно быть передано в республиканскую собственность на условиях, которые будут определены Министерством финансов Республики Казахстан, Министерством экономики и бюджетного планирования Республики Казахстан и Министерством транспорта и коммуникаций Республики Казахстан совместно с Компанией. В 2004 году велись переговоры с соответствующими государственными органами по поводу составления договора. Соответственно, влияние данной операции будет отражено в финансовой отчетности Компании в тот момент, когда оно может быть оценено.

7. ИНВЕСТИЦИИ

	31.03.2005	31.12.2004
ТОО «GSM Казахстан ОАО «Казахтелеком»	19,555,125	16,743,067
АО «Нурсат»	1,111,677	1,083,115
АО «Алтел»	-	-
Всего	**20,666,802**	**17,826,182**

Наименование	Местонахождение и место осуществления деятельности	Доля в собственном капитале	Право голоса	Основная деятельность
ТОО «GSM Казахстан ОАО «Казахтелеком»	Республика Казахстан	49%	49%	Телекоммуникационные услуги
АО «Алтел»	Республика Казахстан	50%	50%	Телекоммуникационные услуги
АО «Нурсат»	Республика Казахстан	41.25%	41.25%	Телекоммуникационные услуги

Инвестиции по методу долевого участия:

Компания не имеет контроля над деятельностью АО «Алтел», поскольку Компания не имеет полномочий определять финансово-хозяйственную политику АО «Алтел», не имеет полномочий назначать или смещать большинство членов Совета Директоров и не имеет контроля над Советом Директоров.

Доля в накопленных убытках АО «Алтел», превышающая балансовую стоимость инвестиций, составляет 1,565,466 тысяч тенге и 1,432,415 тысяч тенге по состоянию на 31 марта 2005 и 31 декабря 2004 гг., соответственно. Доля в убытках АО «Алтел» определена на основании неаудированнной финансовой отчетности АО «Алтел», подготовленной согласно Казахстанским Стандартам Бухгалтерского Учета.

ТОО «GSM Казахстан ОАО «Казахтелеком»:

	31.03.2005	**31.12.2004**
Стоимость инвестиций на начало отчетного периода	16,743,067	9,474,209
Доля доходов за отчетный период	2,812,058	8,770,917
Дивиденды к выплате	-	(1,502,059)
Стоимость инвестиций на конец отчетного периода	**19,555,125**	**16,743,067**

Доход от долевого участия, рассчитанный на основе неаудированной финансовой отчетности, ТОО «GSM Казахстан ОАО «Казахтелеком», подготовленной в соответствии с ОПБУ США был признан и отражен в отчете о прибылях и убытках в строке «Доход от инвестиций по долевому участию».

АО «Нурсат»:

	31.03.2005	**31.12.2004**
Стоимость инвестиций на начало отчетного периода	1,083,115	1,083,322
Доля (убытка)/дохода за отчетный период	28,562	(207)
Стоимость инвестиций на конец отчетного периода	**1,111,677**	**1,083,115**

Убыток от долевого участия, рассчитанный на основании неаудированной финансовой отчетности АО «Нурсат», подготовленной в соответствии с КСБУ был признан и отражен в отчете о прибылях и убытках в строке «Доход от инвестиций по долевому участию».

8. ФИНАНСОВЫЕ ИНВЕСТИЦИИ

В 2003 г. Компания приобрела именные купонные облигации с датой погашения 27 сентября 2006 г. и индексированные купонные облигации с датой погашения 23 декабря 2009 г.

9. ДОЛГОСРОЧНАЯ ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

	31.03.2005	**31.12.2004**
Долгосрочная дебиторская задолженность ассоциированных компаний (см. Комментарий 23)	884,525	884,525
Прочая долгосрочная дебиторская задолженность	236,287	217,276
Всего	**1,120,812**	**1,101,801**

10. ОСНОВНЫЕ СРЕДСТВА, НЕТТО

	Земля	Здания и сооружения	Оборудование	Прочие	Незавершенное строительство	Всего
Первоначальная или переоцененная стоимость						
На 1 января 2005 г.	460,202	11,585,856	124,545,423	5,958,572	4,215,986	146,766,039
Приобретено	6,071	75,547	4,251,739	106,160	672,072	5,111,589
Переведено	-	104,531	360,824	650	(466,005)	-
Выбыло	(4,001)	(31,315)	(366,879)	(26,965)	(21,861)	(451,021)
Внутреннее перемещение между группами	-	2,492	(56,847)	54,355	-	-
Реклассификация	-	-	11,212	-	18,668	29,880
На 31 марта 2005 г.	462,272	11,737,111	128,745,472	6,092,772	4,418,860	151,456,487
Накопленный износ						
На 1 января 2005 г.	-	3,305,236	58,341,838	2,712,431	-	64,359,505
Начислено за отчетный период	-	83,358	2,231,292	143,111	-	2,457,761
Выбыло	-	(3,776)	(315,451)	(25,365)	-	(344,592)
Внутреннее перемещение между группами	-	582	29	(611)	-	-
Реклассификация	-	-	-	-	-	-
На 31марта 2005 г.	-	3,385,400	60,257,708	2,829,566	4,418,860	66,472,674
Резерв по законсервированным объектам на 31 марта 2005 г.	-	-	-	-	(26,263)	(26,263)
Остаточная стоимость на 31 марта 2005 г.	462,272	8,351,711	68,487,764	3,263,206	4,392,597	84,957,550
Остаточная стоимость на 31 декабря 2004 г.	460,202	8,280,620	66,203,585	3,246,141	4,189,723	82,380,271

Основные средства на сумму 1,911,165 тысяч тенге являются залогом по займам Европейского банка реконструкции и развития (далее - «ЕБРР»), Sumitomo Corporation и кредитной линии Коммерцбанка (Германия) через HSBK по состоянию на 31 марта 2005 и 31 декабря 2004 гг.. соответственно (см. Комментарий 14).

11. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ, НЕТТО

Первоначальная стоимость	
На 1 января 2005 г.	3,107,200
Приобретено	468,526
Реклассификация	(29,880)
Выбыло	(3,672)
На 31 марта 2005 г.	3,542,174
Накопленная амортизация	
На 1 января 2005 г.	1,668,781
Начислено за отчетный период	119,430
Реклассификация	-
Выбыло	(145)
На 31 марта 2005 г.	1,788,066
Остаточная стоимость на 31 марта 2005 г.	**1,754,108**
Остаточная стоимость на 31 декабря 2004 г.	**1,438,419**

12. КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

	31.03.2005	**31.12.2004**
Кредиторская задолженность поставщикам и подрядчикам	4,748,904	4,351,259
Кредиторская задолженность ассоциированным компаниям (см. Комментарий 23)	42,468	54,778
Всего	**4,791,372**	**4,406,037**

13. ПРОЧАЯ КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ И НАЧИСЛЕННЫЕ ОБЯЗАТЕЛЬСТВА

	31.03.2005	**31.12.2004**
Расчеты с персоналом по оплате труда	497,333	547,849
Доходы будущих периодов	14,862	22,918
Прочие	1,394,118	573,909
Всего	**1,906,313**	**1,144,676**

14. ЗАЙМЫ

Займы по состоянию на 31 марта 2005 г. включают:

Кредитор	Сальдо	Среднегодовая номинальная ставка вознаграждения	Обеспеченные/ необеспеченные
Банковские займы:			
ЕБРР	14,584,900	6	Обеспеченный
Commerzbank AG	1,884,912	3	Необеспеченный
BLG Мюнхен (ФРГ)	1,813,043	3-4	Необеспеченный
Credit Agricole Indosuez/Calyon (Франция)	1,539,755	4	Необеспеченный
Bank Hapoalim B.M.	942,024	5	Необеспеченный
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	831,047	6	Необеспеченный
Nova Ljublianska Bank	442,500	6	Необеспеченный
Ситибанк Казахстан	397,770	6	Необеспеченный
ABH AMRO Банк Казахстан	332,395	5	Необеспеченный
ABN AMRO BANK DEUTSCHLAND AG	236,736	3	Необеспеченный
Bank Leumi, Le-Israel B.M.	225,350	3	Необеспеченный
Кредитная линия Коммерцбанка (ФРГ) через HSBK	197,336	6	Обеспеченный
Nordea Bank	39,955	6	Обеспеченный
Коммерческие займы от поставщиков:			
The Eximbank of Korea через ОАО «Индустриальный парк»	2,089,668	3	Необеспеченный
Sumitomo Corporation	704,851	6	Обеспеченный
Всего займы	**26,262,242**		
Векселя	1,203,439		Необеспеченный
Всего	**27,465,681**		
За вычетом суммы, подлежащей погашению в течение 12 месяцев (показана как текущие обязательства)	(5,400,778)		
Сумма, подлежащая погашению после 12 месяцев	22,064,903		

В рамках комплекса мероприятий, имеющих своей целью перераспределение сроков погашения займов и снижение стоимости привлекаемых финансовых ресурсов, Компанией и ЕБРР 30 сентября 2003 г. было подписано соглашение по привлечению синдицированного займа (далее - «Соглашение о займе») и реструктурирования существующей задолженности Компании. Общая сумма сделки составила 110 миллионов долларов США, которая состоит из двух траншей со сроками погашения 5 и 7 лет. Установленная процентная ставка по займу равна сумме Маржи и ставке ЛИБОР за период начисления вознаграждения.

В соответствии с подписанным Соглашением о займе в декабре 2003 г. было получено денег на общую сумму 84 миллионов долларов США. В 2004 г. получено денег на сумму 11 миллионов долларов США.В отчетном периоде получена оставшаяся часть денег на сумму 15 миллионов долларов США.

В соответствии с Соглашением о займе, залогом по займу служат: Казахстанские банковские счета Компании в национальной валюте; денежные требования Компании в отношении ее нынешних и будущих Казахстанских клиентов и должников; права, вознаграждения и льготы Компании по всем страховым полисам, существующим в Компании в настоящее время и в будущем, за исключением полисов обязательного страхования; недвижимое имущество, представленное зданиями, в которых расположены автоматические междугородние телефонные станции; движимое имущество, представленное кроссовым оборудованием.

Займы по состоянию на 31 декабря 2004 г. включают:

Кредитор	Сальдо	Среднегодовая номинальная ставка вознаграждения	Обеспеченные/ необеспеченные
Банковские займы:			
ЕБРР	12,350,000	5	Обеспеченный
BLG Мюнхен (ФРГ)	2,120,056	2-3	Необеспеченный
Commerzbank AG	1,941,140	3	Необеспеченный
Credit Agricole Indosuez/Calyon (Франция)	1,585,687	4	Необеспеченный
Ситибанк Казахстан	1,430,000	6	Необеспеченный
Bank Hapoalim B.M.	867,717	5	Необеспеченный
ABH AMRO Банк Казахстан	837,932	5-6	Необеспеченный
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	794,887	6	Необеспеченный
Nova Ljublianska Bank	495,836	6	Необеспеченный
Bank Leumi, Le-Israel B.M.	294,597	2	Необеспеченный
Кредитная линия Коммерцбанка (ФРГ) через HSBK	203,222	6	Обеспеченный
Nordea Bank	39,174	6	Обеспеченный
Коммерческие займы от поставщиков:			
The Eximbank of Korea через ОАО «Индустриальный парк»	2,012,273	3	Необеспеченный
Sumitomo Corporation	785,566	6	Обеспеченный
Всего займы	**25,758,087**		
Векселя	1,178,174		Необеспеченный
Всего	**26,936,261**		
За вычетом суммы, подлежащей погашению в течение 12 месяцев (показана как текущие обязательства)	(7,148,754)		
Сумма, подлежащая погашению после 12 месяцев	19,787,507		

Общим собранием акционеров «Казахтелеком» от 22 января 2001 г. принято решение о выпуске облигаций, согласно которому 6 марта 2001 г. Национальной комиссией Республики Казахстан по ценным бумагам была произведена государственная регистрация первой эмиссии облигаций Компании. Объем эмиссии облигаций номинальной стоимостью 100 долларов США составляет 25,000,000 долларов США, разделенных на 250,000 именных купонных облигаций, с датой погашения 15 марта 2004 г. В результате специализированных торгов по состоянию на 31 декабря 2001 г. было размещено 193,387 штук именных купонных облигаций (см. Комментарий 17).

В 2002 г. оставшиеся 56,613 штук купонных облигаций были полностью размещены. Данные облигации были полностью погашены в соответствии с проспектом эмиссии в марте 2004 г.

Ниже представлена таблица, отражающая сроки погашения займов:

	31.03.2005	31.12.2004
Со сроком погашения до одного года	5,400,778	7,148,754
От одного года до двух лет	6,855,237	6,290,611
От трех до пяти лет включительно	12,311,645	10,913,829
Через пять лет	2,898,021	2,583,067
Всего	**27,465,681**	**26,936,261**

Анализ займов в разрезе валют:

	31.03.2005	31.12.2004
Тенге	86,981	121,275
Доллары США	17,660,593	17,006,452
Евро	7,340,112	7,478,861
Иены	288,327	317,400
Южнокорейские воны	2,089,668	2,012,273
Всего	**27,465,681**	**26,936,261**

Central Asian Industrial Holdings N.V. является крупным акционером Компании. АО «Казкоммерцбанк» и Central Asian Industrial Holdings N.V. имеют общих акционеров.

В отчетном периоде Компания не имела займов от АО «Казкоммерцбанк».

В отчетном периоде АО «Казкоммерцбанк» предоставил гарантий в пользу АО «Казахтелеком» на сумму 96,616 тысяч тенге (152,493 тысячи тенге за 1 квартал 2004 г.).

Гарантом кредитной линии группы KFW (далее - «Займ») для приобретения оборудования выступило Правительство Республики Казахстан (далее - «Правительство»). В 1999 г. решением суда Республики Казахстан часть займа, относящаяся к оборудованию, изначально поставленного в АО «Мангыстаумунайгаз» и АО «Каскор» (третьи стороны), не подлежит погашению со стороны АО «Казахтелеком», а должна быть погашена Правительством. По состоянию на дату составления настоящей финансовой отчетности между Правительством и АО «Казахтелеком» не было подписано официальное соглашение по погашению этой задолженности, однако Правительство не обжаловало решение суда. Руководство Компании считает, что Правительство исполнит решение суда.

В 2004 г. Компания обратилась в суд с иском о взыскании в регрессном порядке суммы вознаграждения, уплаченной Компанией по части данного займа. На дату составления финансовой отчетности по данному делу судебные решения не вынесены, соответственно, доходы и активы в настоящей финансовой отчетности не отражены.

15. ДИВИДЕНДЫ

Дивиденды в размере одной четвертой от 300 тенге на привилегированную акцию были начислены за 1 квартал 2005 г., в соответствии с документами по эмиссии акций, в сумме 30,242 тысяч тенге.

В 1 квартале 2005 г. выплаты произведенные по привилегированным акциям составили сумму 88,640 тысяч тенге за вычетом подоходного налога у источника выплаты см. также Комментарий 26.

16. КОРПОРАТИВНЫЙ ПОДОХОДНЫЙ НАЛОГ

Ниже приведены временные разницы по отсроченному налогу:

	31.03.2005	31.12.2004
Актив по отсроченному подоходному налогу		
Разница в резерве по сомнительным долгам	1,164,363	996,861
Прочие	460,228	463,571
	1,624,591	1,460,432
Государственная налоговая ставка	30%	30%
Актив по отсроченному подоходному налогу	487,377	438,129
Обязательство по отсроченному подоходному налогу		
Разница в остаточной стоимости имущества, машин и оборудования и в незавершенном строительстве	23,920,940	24,204,210
	23,920,940	24,204,210
Государственная налоговая ставка	30%	30%
Обязательство по отсроченному подоходному налогу	7,176,282	7,261,263
Чистые обязательства по отсроченному подоходному налогу	**6,688,905**	**6,823,134**

Расходы по корпоративному подоходному налогу в отчете о прибылях и убытках подразделяются на следующие категории:

	1 квартал 2005	1 квартал 2004
Расходы по текущему подоходному налогу	1,900,766	1,932,455
(Доход) по отсроченному подоходному налогу	(134,229)	(50,168)
Расходы по корпоративному подоходному налогу	**1,766,537**	**1,882,287**

Ниже приведено согласование 30% ставки подоходного налога и фактической суммы расходов по подоходному налогу по состоянию на 31 марта 2005 и 2004 гг.:

	1 квартал 2005	**1 квартал 2004**
Чистая прибыль до налогообложения	8,609,088	7,800,043
Налог по ставке 30%	2,582,726	2,340,013
Сумма налога с необлагаемого дохода от инвестиций по долевому участию	(852,186)	(522,319)
Сумма налога с прочих непринимаемых на вычеты расходов/(не облагаемых доходов)	35,997	64,593
Расходы по подоходному налогу	**1,766,537**	**1,882,287**

Средняя действующая ставка налога (эффективная) составляет 20.5% и 24.1% за 1 квартал 2005 и 2004 гг., соответственно.

Корпоративный подоходный налог подлежит оплате в соответствии с налоговым законодательством Республики Казахстан. Часть затрат в отчете о прибылях и убытках не подлежат вычетам в соответствии с Казахстанским налоговым законодательством, в то время как другие затраты подлежат вычету только в будущие периоды. Обычно для таких затрат, подлежащих вычету в будущих периодах, начисляется актив по отсроченному налогу. В Казахстане ставка подоходного налога составляет 30%. Налог, начисленный за квартал, закончившийся 31 марта 2005 г., непропорционален сумме дохода от обычной деятельности до налогообложения из-за расходов, отраженных в отчете о прибылях и убытках, но не подлежащих вычету согласно налогового законодательства Республики Казахстан, и не облагаемых доходов.

17. УСТАВНЫЙ КАПИТАЛ И НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ

	31.03. 2005	**31.12.2004**
Уставный капитал:		
Привилегированные акции, не имеющие права голоса (1,213,653 акции, зарегистрированные, выпущенные и полностью оплаченные; номинальная стоимость 1,000 тенге)	1,213,653	1,213,653
Простые акции, имеющие право голоса (10,922,876 акций зарегистрированные, выпущенные и полностью оплаченные; номинальная стоимость 1,000 тенге)	10,922,876	10,922,876
Поправка на инфляцию	23,606,449	23,606,449
Изъятый капитал (810,459 привилегированных акций по цене обмена на 31 марта 2005 г. и на 31 декабря 2004 г., соответственно)	(2,652,860)	(2,652,860)
	33,090,118	33,090,118

Уставный капитал Компании состоит из простых акций, имеющих право голоса и привилегированных акций, не имеющих права голоса. Номинальная стоимость простых и привилегированных акций составляет 1,000 тенге. Все простые акции имеют одинаковое право голоса. Привилегированные акции имеют преимущества при получении дивидендов и ликвидации, но обычно не имеют права голоса. По привилегированным акциям выплачиваются дивиденды в размере не менее 30% от номинальной стоимости акций.

Советом директоров Компании, в соответствии с решением Общего собрания акционеров, было принято решение от 22 октября 2001 г. об обмене привилегированных акций на облигации. Торги проводились с 26 по 30 ноября и с 3 по 5 декабря 2001 г. на Казахстанской Фондовой бирже.

В результате специализированных торгов в 2001-2002 гг. 250 тысяч штук именных купонных облигаций Компании были полностью размещены. Данные облигации были полностью погашены в соответствии с проспектом эмиссии в марте 2004 г. 28 марта 2004 г. Агентство Республики Казахстан по регулированию и надзору финансового рынка и финансовых организаций утвердило отчет об итогах погашения облигаций Компании первого выпуска.

По состоянию на 31 марта 2005 г. изъятые из обращения привилегированные акции на фондовом рынке размещены не были.

Нераспределенная прибыль на 31 марта 2005 и на 31 декабря 2004 гг. не включает сумму нераспределяемых резервов на сумму 1,842,404 тысячи тенге, которая представляет разницу между номинальной стоимостью изъятых из обращения привилегированных акций и стоимостью их обмена на именные облигации.

Нераспределенная прибыль на 31 марта 2005 и на 31 декабря 2004 гг. включает обязательный резервный капитал в сумме 1,820,479 тысяч тенге, который был сформирован в соответствии с законодательством Республики Казахстан.

Долей, превышающей 5% Уставного капитала, владеют:

Акционер или номинальный держатель	Количество акций, шт.	Количество акций, шт.	Доля от уставного капитала, %	
	31.03. 2005	31.12.2004	31.03.2005	31.12.2004
Простые акции				
Комитет государственного имущества и приватизации Министерства финансов	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Holdings N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Прочие	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Привилегированные акции	1,213,653	1,213,653	10.0	10.0
Всего	12,136,529	12,136,529	100.0	100.0
Привилегированные акции – изъято	(810,459)	(810,459)		

18. ОПЕРАЦИОННЫЕ РАСХОДЫ

	1 квартал 2005	1 квартал 2004
Расходы на персонал	5,565,452	4,855,056
Коммуникационные расходы (см. Комментарий 23)	3,929,324	2,991,217
Износ основных средств и амортизация нематериальных активов (см. Комментарий 10 и 11)	2,577,191	2,305,952
Сырье и материалы	701,199	601,467
Ремонт и содержание основных средств	219,169	257,228
Расходы по налогам	1,223,845	309,424
Расходы по реализации	171,857	133,931
Электроэнергия и коммунальные услуги	263,071	244,601
Командировочные расходы	92,637	98,696
Расходы по банковским услугам	78,404	69,454
Прочие	964,645	738,553
Всего	**15,786,794**	**12,605,579**

Ниже приводится сверка с суммами, представленными в отчете о прибылях и убытках:

	1 квартал 2005	1 квартал 2004
Себестоимость предоставленных услуг	11,981,536	9,627,651
Расходы по реализации, общие и административные расходы	3,805,258	2,977,928
Всего	**15,786,794**	**12,605,579**

19. ПРИБЫЛЬ НА АКЦИЮ

Прибыль на акцию в расчете базовой и производной прибыли на акцию составила 624 и 539 тенге за 1 квартал 2005 и 2004 гг., соответственно.

Расчет базовой и производной прибыли на простую акцию основывается на следующих данных:

	1 квартал 2005	1 квартал 2004
Чистая прибыль за период	6,842,551	5,917,756
Дивиденды по привилегированным акциям	(30,242)	(30,242)
Прибыль для расчета базовой и производной прибыли на простую акцию	**6,812,309**	**5,887,514**

Количество простых акций за 1 квартал 2005 и 2004 гг. составило 10,922,876. При этом не было возможных простых акций с производным эффектом.

20. ДОПОЛНИТЕЛЬНАЯ ИНФОРМАЦИЯ ДЛЯ ОТЧЕТА О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

В 2004 г. значительная часть поступлений основных средств финансировалась за счет банковских займов и коммерческих займов поставщиков.

Прочие зачеты дебиторской задолженности в счет погашения обязательств по займам раскрыты в Комментарии 3.

21. КОНЦЕНТРАЦИЯ РИСКА И УСЛОВНЫЕ ОБЯЗАТЕЛЬСТВА

Операционная среда – Основные операции Компании ведутся на территории Республики Казахстан. Законы и нормативные акты, регулирующие предпринимательскую деятельность в Республике Казахстан, часто меняются, в связи с этим активы и операции Компании могут быть подвержены риску из-за негативных изменений в политической и деловой среде.

Налоги – В 2004 г. налоговыми органами Республики Казахстан была проведена комплексная налоговая проверка Компании за период 2000-2003 гг. По результатам этой проверки налоговые органы произвели доначисление налогов и штрафов в общей сумме 768,112 тысяч тенге. Компания считает, что она соблюдает налоговое законодательство и обжаловала в установленном законодательством порядке доначисления, соответственно, резервы по данным доначислениям не были созданы см. также Комментарий 26.

В результате налоговых проверок в будущем могут возникнуть вопросы или оценки, отличающиеся от налоговых деклараций Компании. Такие оценки могут касаться налогов, штрафов и процентов, и могут повлечь за собой существенные начисления. Компания считает, что она соблюдает Казахстанское налоговое законодательство.

22. ПЕНСИОННОЕ ОБЕСПЕЧЕНИЕ И ЛЬГОТЫ ПРИ УХОДЕ НА ПЕНСИЮ

Пенсионное обеспечение – В соответствии с законодательством Республики Казахстан все работники Компании получают государственное пенсионное обеспечение. Расходы на пенсионное обеспечение за кварталы, закончившиеся 31 марта 2005 и 2004 гг., составили 362,892 тысяч тенге и 352,086 тысяч тенге, соответственно. По состоянию на 31 марта 2005 г. Компания не имела обязательств перед своими существующими или бывшими работниками по дополнительным пенсионным выплатам, затратам на медицинское обслуживание после выхода на пенсию, страховым выплатам или иным льготам при выходе на пенсию.

Обязательства социального характера – 17 декабря 1998 г. Компания заключила коллективный договор со своими работниками. По условиям этого договора у Компании есть обязательство производить работникам определенные социальные выплаты при выходе сотрудников на пенсию, сумма которых может варьироваться из года в год. В связи с тем, что Компания не обладает достаточной статистической информацией, чтобы оценить предполагаемый период выхода сотрудников на пенсию, в данной финансовой отчетности не отражается резерв по таким обязательствам. Руководство Компании считает, что сумма возможного резерва не является значительной для финансовой отчетности.

23. СВЯЗАННЫЕ СТОРОНЫ

В 1996 г. Компания заключила договор о предоставлении и получении телекоммуникационных услуг с АО «Алтел». В 1999 г. Компания заключила договор о предоставлении и получении телекоммуникационных услуг с ТОО «GSM Казахстан ОАО «Казахтелеком». В августе 2002 г. Компания приобрела долю участия в АО «Нурсат».

Ниже приведены данные по значительным операциям со связанными сторонами:

Оказано телекоммуникационных услуг связанным сторонам

	1 квартал 2005	1 квартал 2004
ТОО «GSM Казахстан ОАО «Казахтелеком»	2,480,425	1,376,504
АО «Алтел»	202,415	96,646
АО «Нурсат»	32,759	27,707

Получено телекоммуникационных услуг от связанных сторон

	1 квартал 2005	1 квартал 2004
ТОО «GSM Казахстан ОАО «Казахтелеком»	1,862,086	1,288,778
АО «Алтел»	117,742	-
АО «Нурсат»	8,790	7,304

Торговая дебиторская задолженность связанных сторон

	31 марта 2005 г.	31 декабря 2004 г.
ТОО «GSM Казахстан ОАО «Казахтелеком», нетто	1,578,189	1,181,923
АО «Алтел», нетто	452,106	409,100
АО «Нурсат», нетто	24,174	12,356
Всего	**2,054,469**	**1,603,379**

Кредиторская задолженность связанным сторонам

	31 марта 2005 г.	31 декабря 2004 г.
АО «Алтел»	32,059	47,941
ТОО «GSM Казахстан ОАО «Казахтелеком»	10,409	6,837
АО «Нурсат»	-	-
Всего	**42,468**	**54,778**

В 2004 г. Компания заключила договор аренды телекоммуникационного оборудования с АО «Алтел» на общую сумму 652,800 тысяч тенге. Балансовая стоимость данного оборудования по состоянию на 31 марта 2005 и 31 декабря 2004 гг. составляет 567,652 тысячи тенге и отражена в составе незавершенного капитального строительства. В соответствии с договором аренды срок аренды истекает 1 января 2010 г. и Компания имеет право дальнейшей пролонгации срока аренды. Компания не имеет значительных условных обязательств по данному договору аренды.

С целью увеличения оборотных ресурсов и для реализации проекта поставки и развертывания сети стандарта CDMA, Компания в 2003 г. оказала финансовую помощь АО «Алтел» в размере 884,525 тысяч тенге на условиях возвратности в срок до февраля 2007 г. (см. Комментарий 9).

В 2004 г. Компания оказала финансовую помощь АО «Алтел» в размере 140,000 тысяч тенге на условиях возвратности в срок до мая 2005 г. см. Комментарий 6, 26.

Условные обязательства и гарантии по связанным сторонам

Компания предоставила в пользу АО «Алтел» гарантию ABN AMRO Банк, Стокгольм, на сумму 15.2 миллионов долларов США в рамках финансирования приобретения оборудования мобильной связи. Данная операция была одобрена решением Общего собрания акционеров Компании в установленном законодательством порядке. Компания также выступила гарантом по Договору долгосрочного займа между АО «Алтел» и Промышленно-коммерческим банком Китая, где сумма гарантии не превышает 4.2 миллионов долларов США.

Дивиденды

В 2004 г. в соответствии с решением годового общего собрания участников ТОО «GSM Казахстан ОАО «Казахтелеком» по результатам 2003 г. распределило 25% чистого дохода в качестве дивидендов своим участникам, пропорционально их долям.

Цены

Цены во взаимных операциях со связанными сторонами устанавливаются методом сопоставимой неконтролируемой цены.

24. ИНВЕСТИЦИОННЫЕ ОБЯЗАТЕЛЬСТВА

Обязательства инвестиционного характера:

- на 2005 г.	30,712,123
- на 2006 г.	26,661,000
- на 2007 г.	23,763,000
	81,136,123

25. ПОЛИТИКА ПО УПРАВЛЕНИЮ РИСКАМИ

Управление рисками является существенным элементом финансово-хозяйственной деятельности Компании. Основные риски, присущие Компании, связаны с платежеспособностью клиентов, рыночными изменениями ставок вознаграждения и обменных курсов иностранных валют. Ниже представлено описание политики Компании в отношении этих рисков.

Управление кредитными рисками – Финансовые инструменты, которые потенциально могут привести к концентрации кредитного риска, представлены, в основном, дебиторской задолженностью по основной деятельности и прочими дебиторами. Кредитный риск, связанный с этими активами, носит ограниченный характер из-за значительной клиентской базы Компании и осуществления постоянных процедур контроля за кредитоспособностью абонентов и прочих дебиторов.

Управление валютными рисками – Финансовые инструменты, которые потенциально могут привести к концентрации валютного риска, представлены, в основном, дебиторской и кредиторской задолженностью по основной деятельности и займами. Валюты, в которых Компания получила займы, раскрыты в Комментарии 14.

Управление процентными рисками – Дебиторская задолженность Компании включает беспроцентные финансовые активы (см. Комментарий 23). Процентные ставки, уплачиваемые по займам Компании, раскрыты в Комментарии 14. С целью управления процентными рисками Компания комбинирует переменные и фиксированные процентные ставки по заемным средствам.

26. ПОСЛЕДУЮЩИЕ СОБЫТИЯ

По состоянию на дату данной финансовой отчетности изъятые из обращения привилегированные акции не были размещены на фондовом рынке (см. Комментарий 17).

Налоговым комитетом Министерства Финансов Республики Казахстан вынесено решение от 15.04.2005 г. согласно которому сняты претензий к Компании на общую сумму 679,487 тысяч тенге. Оставшаяся часть претензий налоговых органов в сумме 87,172 тысячи тенге обжалуется в судебном порядке. Судебного решения ещё не вынесено. Результаты этих событий будут отражены в финансовой отчетности в том периоде, когда будет вынесено судебное решение.

22 апреля 2005 года состоялось Годовое Общее собрание акционеров. По решению акционеров на выплату дивидендов по простым акциям по итогам 2004 года направлено 3,878,386 тысяч тенге. А также принято решение о дополнительном доначислении по привилегированным акциям за 2004 г. на сумму 22,204 тысяч тенге с целью приведения их размера к уровню не ниже дивидендов по простым акциям. Данные начисления будут отражены в финансовой отчетности за 1 полугодие 2005 года.

JOINT STOCK COMPANY
"KAZAKHTELECOM"

Financial accounting, prepared according to International Financial Accounting Standards
For the quarter ending on March 31st, 2005
(not audited)

JOINT STOCK COMPANY "KAZAKHTELECOM"

CONTENTS

JOINT STOCK COMPANY "KAZAKHTELECOM"

BALANCE,
PREPARED ACCORDING TO IFAS
BY CONDITION ON MARCH 31st, 2005 (not audited)
(in thousands of Kazakhstan tenge)

	Comments	03.31.2005	12.31.2004
ASSETS			
CURRENT ASSETS:			
Funds and their equivalents	2	3,526,441	2,545,737
Accounts receivable, net	3	11,760,206	9,772,500
Inventory reserve, net	4	4,775,371	4,699,006
Financial investments	5	200,000	200,000
Other accounts receivable, net	6	5,810,027	6,545,035
Total current assets		26,072,045	23,762,278
Investments	7	20,666,802	17,826,182
Financial investments	8	443,291	438,697
Accounts receivable long-term	9	1,120,812	1,101,801
Future periods expenses long-term		136,666	136,103
Basic funds, net	10	84,957,550	82,380,271
Intangible assets	11	1,754,108	1,438,419
TOTAL ASSETS		135,151,274	127,083,751
LIABILITIES AND STOCK CAPITAL			
CURRENT LIABILITIES:			
Accounts payable	12	4,791,372	4,406,037
Advances received		590,982	941,434
Other accounts payable and charged liabilities	13	1,906,313	1,144,676
Short-term loans	14	5,400,778	7,148,754
Tax debt		730,186	592,791
Dividends payable	15	125,654	199,546
Total current liabilities		13,545,285	14,433,238
Long-term loans	14	22,064,903	19,787,507
Liabilities on deferred income tax	16	6,688,905	6,823,134
TOTAL LIABILITIES		42,299,093	41,043,879
STOCK CAPITAL			
Authorized capital	17	33,090,118	33,090,118
Undistributed profit	17	59,762,063	52,949,754
Total stock capital		92,852,181	86,039,872
TOTAL LIABILITIES AND STOCK CAPITAL		135,151,274	127,083,751

Chief accountant /signature/ T.N.Uzbakhanov

12 May 2005

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

STATEMENT OF INCOMES AND EXPENSES,
PREPARED ACCORDING TO IFAS
BY CONDITION ON MARCH 31st, 2005 (not audited)
(in thousands of Kazakhstan tenge except for incomes per share)

	Comments	1st quarter of 2005	1st quarter of 2004
SERVICES PROCEEDS	23	21,879,953	17,562,482
RENDERED SERVICES COST	18	(11,981,536)	(9,627,651)
GROSS PROFIT		9,898,417	7,934,831
EXPENSES FOR REALIZATION, TOTAL AND ADMINISTRATIVE EXPENDITURE	18	(3,805,258)	(2,977,928)
OPERATING PROFIT		6,093,159	4,956,903
OTHER INCOMES/(EXPENSES)			
Expenses for loans		(327,673)	(301,047)
Net switch rate income		(204,366)	1,108,071
Incomes from equity participation investments	7	2,840,620	1,741,062
Other incomes		247,940	321,840
Other expenses		(40,592)	(26,786)
Other incomes total		2,515,929	2,843,140
PRETAX PROFIT		8,609,088	7,800,043
INCOME TAX EXPENSES	16	(1,766,537)	(1,882,287)
NET INCOME		6,842,551	5,917,756
INCOME PER SHARE accounting the basic and derivative income per share, in KZT	19	624	539

Chief accountant /signature/ T.N.Uzbakhanov

12 May 2005

Comments on pages 7-28 are an inseparable part of the financial account.

CAPITAL FLOW STATEMENT
PREPARED ACCORDING TO IFAS
FOR THE QUARTER ENDING MARCH 31ST, 2005 (not audited)
(in thousands of Kazakhstan tenge)

	Comments	Authorized capital	Undistributed profit	Total
Balance for January 1, 2004		33,090,118	30,907,487	63,997,605
Net profit for the year		-	25,307,703	25,307,703
Dividends	15	-	(3,265,436)	(3,265,436)
Balance for December 31, 2004		33,090,118	52,949,754	86,039,872
Net profit for the accounting period		-	6,842,551	6,842,551
Dividends	15	-	(30,242)	(30,242)
Balance for March 31, 2004		33,090,118	59,762,063	92,852,181

Chief accountant /signature/ T.N.Uzbakhanov ___________
12 May 2005

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"
FLOW OF FUNDS STATEMENT
PREPARED ACCORDING TO IFAS
FOR THE QUARTER ENDING MARCH 31ST, 2005 (not audited)
(in thousands of Kazakhstan tenge)

	Comments	1st quarter of 2005	1st quarter of 2004
OPERATIONAL FLOW OF FUNDS:			
Pretax income		8,609,088	7,800,043
Modifications from:			
Basic funds runout and intangible assets amortization	10,11	2,577,191	2,305,952
Doubtful debt reserve and other reserves		251,997	74,068
Net switch rate income		204,366	(1,108,071)
Equity participation investments proceeds	7	(2,840,620)	(1,741,062)
Expenses for loans		327,673	301,047
Incomes/loss from sale of basic funds and intangible assets		41,952	(96,849)
Other non-monetary operations		(608)	(1,152)
Operational income before modifications in circulating capital		9,171,039	7,533,976
Funds increase (decrease) from modifications in:			
Bills receivable and other receivables		(1,491,029)	(9,976)
Inventory reserve		(76,365)	(81,140)
Accounts payable and advance received		34,883	(1,130,244)
Other accounts payable and liabilities charged		(797,012)	775,017
Funds, received from operational activity		(797,012)	7,087,363
Interests paid		(309,112)	(449,099)
Dividends paid, less taxes	15	(88,640)	(87,915)
Income tax paid		(1,756,250)	(1,102,476)
Net funds, received from operational activity		4,687,514	5,447,873
INVESTMENT FLOW OF FUNDS:			
Investment acquisition		(5,449)	(5,050)
Basic funds and intangible assets acquisition	20	(3,605,832)	(3,703,063)
Other		(19,068)	(13,814)
Investments realization proceeds		-	-
Basic funds and intangible assets realization proceeds		2,954	2,019

Net funds applied in investment activity		(3,627,395)	(3,719,908)

JOINT STOCK COMPANY "KAZAKHTELECOM"

FLOW OF FUNDS STATEMENT
PREPARED ACCORDING TO IFAS (CONTINUATION)
FOR THE QUARTER ENDING MARCH 31ST, 2005 (not audited)
(in thousands of Kazakhstan tenge)

	Comments	1st quarter of 2004	1st quarter of 2003
FINANCIAL FLOW OF FUNDS:			
Funds, received from loans		3,231,462	2,893,398
Repayment of loans		(3,310,877)	(4,700,239)
Net funds (applied in)/received from financial activity		(79,415)	(1,806,841)
NET CONVERSION OF FUNDS AND THEIR EQUIVALENTS		(980,704)	(78,876)
FUNDS AND THEIR EQUIVALENTS, at the beginning of accounting period		2,545,737	2,244,582
FUNDS AND THEIR EQUIVALENTS, at the end of accounting period		3,526,441	2,165,706

Chief accountant /signature/ T.N.Uzbakhanov ____________
12 May 2005

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

COMMENTS TO THE FINANCIAL ACCOUNTING, PREPARED ACCORDING TO IFAS FOR THE QUARTER ENDING MARCH 31ST, 2005
(in thousands of Kazakhstan tenge)

1. CHARACTER OF ACTIVITY AND SHORT REVIEW OF BASIC ACCOUNTING PRINCIPLES

Character of activity – Joint Stock Company "Kazakhtelecom" (hereinafter "Kazakhtelecom" or "Company" was found in July 1994 on the basis of Enactment of the Cabinet of the Republic of Kazakhstan as a national joint stock company and in February 1996 was reorganized into an open joint stock company. The company is registered, domiciled and is existing in the Republic of Kazakhstan, at: 61 Abay Ave., Astana, 473000, Republic of Kazakhstan. The Company is a monopolist in the sphere of providing the basic specter of telecommunication services, including local, long-distance (internal and in CIS countries) and international telephone communication, telegraph and telex communication, telecommunication data transmission, channels rental, television and radio broadcasting, telegraph radio broadcasting, services on wireless means of communication. The Company had 33,377 workplaces by condition on 31 Mar. 2004. Shares of the company belong to the Government of the Republic of Kazakhstan, Central Asian Investments Industrial Holdings N.V. and other shareholders.

The basis for submission of financial accounting – Financial accounting of the Company was prepared according to International Financial Accounting Standards (IFAS), established by International council on financial accounting standards and is reflected in Kazakhstan tenge. The Company records accountancy accounting to the rules and regulations of accountancy, accepted in the Republic of Kazakhstan. These rules and regulations differ from International Financial Accounting Standards, and accordingly financial accounting prepared according to Kazakhstan standards was duly corrected for the purpose of conforming with IFAS.

Use of estimations and assumptions – Accordance with IFAS requires from administration of the company the use of estimations and assumptions. Such estimations and assumptions influence the sums of assets and liabilities quoted in assets and liabilities amount accounting, and disclosures of conditional assets and liabilities by the date of financial accounting and amounts of income and expenses within the accounting period presented in the accounting. In connection with this actual results may differ from the data of estimations.

Funds and their equivalents – Funds include cash, current bank accounts and short-term deposit bank accounts, the initial term of payment of redemption of which does not exceed three months.

Accounts receivable – Accounts receivable are reflected less doubtful debts reserve.

Inventory reserve – Inventory reserve is reflected by the least cost price, with application of the method of weighted average cost price and net realization cost. Cost price includes the cost of purchase, transport expenses, expenses for storage and oncosts. Net realization cost is based on a possible salvage cost less expenses on realization and delivery.

Investments – The Company does not have branch companies, significant in respect to the financial accounting, the majority of votes it would have therewith. Records of long-term investments in the companies, where participation of the company comprises more than 20% of voting shares, is made according to equity participation method. Current cost of such investments is decreased for the purpose of reflection of any decrease of cost of separate long-term investments, except for temporary decrease.

As a company, historically representing telecommunication services in the Republic of Kazakhstan, Kazakhtelecom obtained some rights and licenses on free basis. There rights and licenses were deposited to the authorized capital of joint ventures. Later such deposits were revaluated according to the current market cost. Administration assumes that this accounting treatment better reflects the Company's assets and their cost.

Financial investments – The Company classifies investments and securities into the following categories: investments, intended for trade, investments, retained before redemption and investments available for sale. The applied classification depends on the purposes, for which these investments were obtained. Administration determines classification of investments at the time of receipt and revises these estimations on regular basis.

After initial recognition the Company estimates the investments intended for trade and investments available for sale at their reasonable cost. Investments, retained before redemption are estimated by amortized cost. Income (loss) from modification of reasonable cost of investment and amortization of discount and bonus is reflected in income and expenses statement in the period of occurrence.

Basic funds and intangible assets – Property, machines and equipment, and intangible assets, applied in financial and economic activity, are included at the least out of re-estimated cost or an assumed compensated sum. Amortization and runout are charged on the basis of uniform method of writing off the cost within the term of effective service from 3 to 50 years.

Buildings	50 years
Constructions	10-20 years
Telecommunication equipment	5-20 years
Other machines and equipment	3-20 years
Transport, etc.	3-10 years
Basic funds financial rental	the least out of the effective service

or rental term

Intangible assets – software 5 years

Income and loss from basic funds and intangible assets realization are included to other incomes (expenses) in income and expenses statement.

Lease – Lease, which conditions imply removal of all risks and benefits, connected with owning an asset, is classified as financial lease. All other kinds of lease are classified as operational lease.

Assets received within the frame of financial lease, are considered as the Company's assets at their reasonable cost at the date of their acquisition. An appropriate obligation before the lessor is reflected in the balance as financial lease obligation. Expenses on financing which correspond to the difference between the total sum of lease obligations and reasonable cost of obtained assets, are included into the income and expenses statement within the term of corresponding lease in the way allowing to determine the constant periodical interest rate for the residual balance of obligations for each accounting period.

The leased assets are amortized within the term of their effective service or within the term of lease if it is shorter than the term of effective service. Expected service term is the term of effective service of the asset, if there is a reasonable confidence in obtaining the proprietary rights to the end of lease term.

Lease payments made within the frame of operational lease are reflected in the income and expenses statement at the time of their occurrence.

Devaluation – By each accounting date the Company makes analysis of balance cost of its material and intangible assets for establishment of the signs, denoting possible loss from devaluation. In case of existence of such signs estimation of recoverable cost of assets will be effected for the purpose of determination of possible loss from devaluation. In case of impossibility of determination of recoverable cost of a separate asset, the Company will estimate the recoverable cost of generating unit, to which such asset belongs.
In case the recoverable cost of the asset (generating unit) is less than balance cost, balance cost of the asset (generating unit) is decreased to recoverable cost. Loss from devaluation is admitted as expenses in the same period except for the cases when this asset is already included at re-estimated rate. In this case loss from devaluation is reflected on account of the existing re-estimation reserve.

In case of further recovery of loss from devaluation, balance cost of the asset (generating unit) is increased up to recoverable cost, at that recoverable cost may not exceed balance cost, determined without consideration of loss from devaluation of the asset (generating unit) in previous years. Recovery of loss from devaluation is admitted as income in the same period.

Admission of proceeds – Income from all kinds of rendered services is admitted in the same period in which such services were rendered. Income is admitted, when exists a high possibility of receipt of economic benefits from the effected operation and when the sum of income may be estimated with a considerable grade of confidence.

Expenses on loans - Expenses on loans, which directly are not related to acquisition, construction or production of assets, which require a supplementary period of preparation of them to application or to realization, are included into the cost of such assets before they are ready to application or realization. Other expenses on loans are included into income and expenses statement of the period when they were made.

Income tax – The Company determines expenses for income tax on the basis of method of obligations, according to which the expected tax effect of temporal differences in the financial accounting, prepared according to IFAS and accounting according to the requirements of Kazakhstan tax legislation are reflected as deferred tax obligations of future periods or deferred tax assets recovered in future periods. Deferred tax assets are reflected with consideration of the fact, that there is considerable possibility of their realization.

Foreign currency operations – The functional currency of the Company is Kazakhstan tenge. Switch rate income and losses from operation in foreign currency, conducted within the year, are reflected in income and expenses statement. Assets and obligations represented in foreign currency are reflected in the enclosed balance with application of exchange rates by the date of filing the report.

Non-monetary operations – The Company will effect some calculations by means of non-monetary operations. Received goods will be estimated by the cost of rendered services. Data on the goods are analyzed on regular basis for correctness of estimation and are written off to the net realization cost.

Modification of classification – Classification of some amounts related to the previous year, was changed for the purposes of conforming to the requirements of accounting presentation in 2003. These modifications didn't affect financial and economic activity results, presented in the previous financial accounting, and joint stock capital amount.

2. FUNDS AND THEIR EQUIVALENTS

By condition on 31 Mar. 2005 funds in the sum of 845 thousand KZT acted as a surety for the guarantees, issued by JSC "Halyk Bank Kazakhstan" in favour of the Company.

By condition on 31 Mar. 2005 funds in the sum of 3,457 thousand KZT were limited in use by resolution of court of Almaty city for coverage of claims from the suppliers

(in thousands of Kazakhstan tenge)

3. ACCOUNTS RECEIVABLE, NET

	31st Mar. 2005	31st Dec. 2004
Trade receivable accounts	10,541,233	8,953,595
Doubtful debts reserve	(835,496)	(784,474)
Total trade payable accounts	9,705,737	8,169,121
Trade accounts receivable from associated companies	2,383,336	1,815,767
Doubtful debts reserve	(328,867)	(212,388)
Total trade accounts receivable from associated companies, net (see Comment No 23)	2,054,469	1,603,379
Total	**11,760,206**	**9,772,500**

According to resolution of the court of Astana city accounts receivable from budget organizations transferred in 2003 from long-term receivable accounts to short-term receivable accounts in the sum of 259,334 thousand KZT, in December of 2003 a sum of 205,898 thousand KZT was charged at the accounts of redemption of loan of KFW (see Comment No 14). The residual part of the receivable accounts in the sum of 53,436 thousand KZT was charged in 2004.

4. INVENTORY RESERVE, NET

	31st Mar. 2005	31st Dec. 2004
Materials	4,796,338	4,728,369
Goods	31,774	49,651
Reserve of outdated and nonliquid inventory	(52,741)	(79,014)
Total	4,775,371	4,699,006

5. FINANCIAL INVESTMENTS

In 2004 the Company placed free funds in short-term financial instruments.

6. OTHER ACCOUNTS RECEIVABLE, NET

	31st Mar. 2005	31st Dec. 2004

Other accounts receivable	2,478,413	2,648,628
Liabilities of employees and other persons	134,394	137,907
Accounts receivable from associated companies (see Comment No 23)	205,333	187,387
Future periods expenses	238,045	187,884
Advances paid	2,997,084	3,566,63
Doubtful debts reserve	(243,242)	(183,407)
Total	**5,810,027**	**6,545,035**

JOINT STOCK COMPANY "KAZAKHTELECOM"

COMMENTS TO THE FINANCIAL ACCOUNTING, PREPARED ACCORDING TO IFAS (CONTINUATION) FOR THE QUARTER ENDING MARCH 31ST, 2005
(in thousands of Kazakhstan tenge)

By condition on 31 Mar. 2005 and 31 Dec. 2004 paid advances include 1,413,096 thousand KZT of advances, paid by CJSC "National Company "KazakhstanTemirZholy" for equity participation in construction of building "Transport Tower".

On 29 Nov. 2003 Government of the Republic of Kazakhstan issued Enactment, according to which this building will be transferred to republican property on conditions, which will be established by Finance Ministry of the Republic of Kazakhstan, Economics and Budget Planning Ministry of the Republic of Kazakhstan and Transport and Communications Ministry of the Republic of Kazakhstan jointly with the Company. By the date of this financial accounting were conducted negotiations with relevant state bodies on conclusion of a contract. Accordingly, influence of this operation will be reflected in the financial accounting of the Company in the time, when this influence may be estimated.

7. INVESTMENTS

	31st Mar. 2005	31st Dec. 2004
"GSM Kazakhstan" LLP	19,555,125	16,743,067
CJSC "Nursat"	1,111,677	1,083,115
JSC "Altel"	-	-
Total	**20,666,802**	**17,826,182**

Name of the company	Domicile	Share in its own capital	Power of voting	Basic activity
"GSM Kazakhstan OJSC "Kazakhtelecom" LLP	Republic of Kazakhstan	49%	49%	Telecommunication services
JSC "Altel"	Republic of Kazakhstan	50%	50%	Telecommunication services
CJSC "Nursat"	Republic of Kazakhstan	41,25%	41,25%	Telecommunication services

Investments by equity participation method:

The Company does not have control over the activity of JSC "Altel", because the Company is not empowered to determine financial and economic policy of JSC "Altel", is not empowered to appoint or to dismiss the majority of the Board of Directors and does not the power of the casting vote at the Meeting of the Board of Directors.

The share in cumulate losses of JSC "Altel" exceeding the balance cost of investments comprises 1,565,466 thousand KZT and 1,432,415 thousand KZT by condition on 31st Mar. 2005 and 31st Dec. 2004, accordingly. The share in losses of JSC "Altel" is determined on the basis of not audited financial accounting of JSC "Altel" prepared according to Kazakhstan Accounting Standards.

(in thousands of Kazakhstan tenge)

"GSM Kazakhstan OJSC Kazakhtelecom" LLP:

	31st Mar. 2005	31st Dec. 2004
Cost of investments by the beginning of accounting period	16,743,067	9,474,209
Share of income for the accounting period	2,812,058	8,770,917
Payable dividends	-	(1,502,059)
Cost of investments by the end of accounting period	**19,555,125**	**16,743,067**

Income from equity participation, calculated on the basis of not audited financial accounting of "GSM Kazakhstan OJSC Kazakhtelecom" LLP, prepared according to the USA General Program of Accounting was admitted and reflected in income and expenses statement in the line "Income from equity participation investments".

JSC "Nursat":

	31st Mar. 2005	31st Dec. 2004
Cost of investments by the beginning of accounting period	1,083,115	1,083,322
Share of income for the accounting period	28,562	(207)
Cost of investments by the end of accounting period	**1,111,677**	**1,083,115**

Loss from equity participation, calculated on the basis of not audited financial accounting of JSC "Nursat", prepared according Kazakhstan Accounting Standards was admitted and reflected in income and expenses statement in the line "Income from equity participation investments".

8. FINANCIAL INVESTMENTS

In 2003 the Company purchased inscribed coupon obligations with the date of redemption of 27th Sep. 2006 and indexed coupon obligations with the date of redemption of 23 Dec. 2009.

9. LONG-TERM RECEIVABLE ACCOUNTS

	31st Mar. 2005	31st Dec. 2004
Long-term accounts receivable from associated companies (see Comment No 23)	884,525	884,525
Other long-term receivable accounts	236,287	217,276
Total	**1,120,812**	**1,101,801**

(in thousands of Kazakhstan tenge)

10. BASIC FUNDS, NET

	Land	Building and constructions	Equipment	Other	Uncompleted construction	Total
Initial cost or re-estimated cost						
By 1st Jan. 2005	460,202	11,585,856	124,545,423	5,958,572	4,215,986	146,766,039
Purchased	6,071	75,547	4,251,739	106,160	672,072	5,111,589
Transferred	-	104,531	360,824	650	(466,005)	-
Replaced	(4,001)	(31,315)	(366,879)	(26,965)	(21,861)	(451,021)
Internal transfer between the groups	-	4,492	(56,847)	54,355	-	-
Reclassification	-	-	11,212	-	18,668	29,880
By 31st Mar. 2005	462,272	11,737,111	128,745,472	6,092,772	4,418,860	151,456,487
Accrued runout						
By 1st Jan. 2005	-	3,305,236	58,341,838	2,712,431	-	64,359,505
Charged runout for the accounting period	-	83,358	2,231,292	143,111	-	2,457,761
Replaced	-	(3,776)	(315,451)	(25,365)	-	(344,592)
Internal transfer between the groups	-	582	29	(611)	-	-
Reclassification	-	-	-	-	-	-
By 31st Mar. 2005	-	3,385,400	60,257,708	2,829,566	4,418,860	66,472,674

Reserve on

conserved objects by 31st Mar. 2005	-	-	-	-	(26,263)	(26,263)
Residual cost by 31st Mar. 2005	462,272	8,351,711	68,487,764	3,263,206	4,392,597	84,957,550
Residual cost by 31st Dec. 2004	460,202	8,280,620	66,203,585	3,246,141	4,189,723	82,380,271

Basic funds in the sum of 1,911,165 thousand KZT is a guarantee for the loans of European Bank of Reconstruction and Development (EBRD) and Sumitomo Corporation and credit line of Commerzbank (Germany) via HSBK by condition on 31st Mar. 2005 and 31st Dec. 2004 accordingly (see Comment No 14).

(in thousands of Kazakhstan tenge)

11. INTANGIBLE ASSETS, NET

Initial cost	
By 1st Jan. 2005	3,107,200
Purchased	468,526
Reclassification	(29,880)
Replaced	(3,672)
By 31st Mar. 2005	3,542,174
Amortization	
By 1st Jan. 2005	1,668,781
Charged for the period	119,430
Reclassification	-
Replaced	(145)
By 31st Mar. 2005	1,788,066
Residual cost by 31st Mar. 2005	**1,754,108**
Residual cost by 31st Mar. 2004	**1,438,419**

12. PAYABLE ACCOUNTS

	31st Mar. 2005	**31st Dec. 2004**
Accounts payable to suppliers of subcontractors	4,748,904	4,351,259
Accounts payable to associated companies (see Comment No 23)	42,468	54,778

Total	4,791,372	4,406,037

13. OTHER PAYABLE ACCOUNTS AND CHARGED OBLIGATIONS

	31st Mar. 2005	31st Dec. 2004
Payment of salaries to the personnel	497,333	547,849
Income of future periods	14,862	22,918
Other	1,394,118	573,909
Total	**1,906,313**	**1,144,676**

(in thousands of Kazakhstan tenge)

14. LOANS

Loans by condition on 31st Mar. 2005 include:

Creditor	Balance	Average annual nominal commission rate	Secured/ unsecured
Bank loans:			
EBRD	14,584,900	6	Secured
BLG München (FRG)	1,884,912	3	Unsecured
Commerzbank AG	1,813,043	3-4	Unsecured
Credit Agricole Indosuez/Calyon (France)	1,539,755	4	Unsecured
Bank Hapoalim B.M.	942,024	5	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	831,047	6	Unsecured
Nova Ljublianska Bank	442,500	6	Unsecured
Citybank Kazakhstan	397,770	6	Unsecured
ABN AMRO Bank Kazakhstan	332,395	5	Unsecured
ABN AMRO BANK DEUTSCHLAND AG	236,736	3	Unsecured
Bank Leumi, Le-Israel B.M.	225,350	3	Unsecured
Credit Line of Commerzbank (FRG) via HSBK	197,336	6	Secured
Nordea bank	39,955	6	Secured

Commercial loans from the suppliers:

The Eximbank of Korea via OJSC "Industrial Park"	2,089,668	3	Unsecured
Sumitomo Corporation	704,851	6	Secured
Total loans	26,262,242		
Bills	1,203,439		Unsecured
Total	**27,465,681**		
Less the sum, subject to redemption within 12 months (reflected as current obligations)	(5,400,778)		
The sum subject to redemption in 12 months	22,064,903		

Within the frame of complex of measures, aimed at redistribution of terms of loans redemption and decrease of cost of the attracted financial resources, the Company and EBRD on 30th Sep. 2003 signed an agreement of attraction of syndicated loan (hereinafter "Loan Agreement") and restructuring of the existing indebtedness of the Company. The total amount of the transaction comprised 110 million US dollars, consisting of two tranches with the terms of redemption of 5 and 7 years. The established interest rate for the loan is equal to the sum of the Equity and London interbank offered rate ("LIBOR") for the period of charging the commission.

(in thousands of Kazakhstan tenge)

According to the signed Loan Agreement in the year of 2003 the Company received funds of the total amount of 84 million US dollars. In 2004 was received the sum of 11 million US dollars. In the accounting period was received the residual part of the money in the sum of 15 million US dollars.

According to the Loan Agreement, the loan is guaranteed by: proprietary rights and interests on Kazakhstan bank accounts of the company; monetary demands of the company in respect of its present and future Kazakhstan clients and debtors; rights, commissions and favours of the Company on all insurance policies, existing in the Company at present time or in future, except for the policies of obligatory insurance; immovable property represented by automatic telephone stations; movable property represented by cross equipment.

Loans by condition on 31st Dec. 2004 include:

Creditor	Balance	Average annual nominal commission rate	Secured/ unsecured
Bank loans:			
EBRD	12,350,000	7	Secured
BLG München (FRG)	2,120	2-3	Unsecured
Commerzbank AG	1,941,140	3	Unsecured
Credit Agricole Indosuez/Calyon	1,585,687	4	Unsecured

(France)			
Citybank Kazakhstan	1,430,000	6	Unsecured
Bank Hapoalim B.M.	867,717	5	Unsecured
ABN AMRO Bank Kazakhstan	837,932	5-6	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	794,887	6	Unsecured
Nova Ljublianska Bank	495,836	6	Unsecured
Bank Leumi, Le-Israel B.M.	294,597	2	Unsecured
Credit Line of Commerzbank (FRG) via HSBK	203,222	6	Unsecured
Nordea bank	39,174	6	Secured
Commercial loans from the suppliers:			
The Eximbank of Korea via OJSC "Industrial Park"	2,012,273	6	Unsecured
Sumitomo Corporation	785,566	6	Secured
Total loans	**25,758,087**		
Bills	1,178,174		Unsecured
Total	**26,936**		
Less the sum, subject to redemption within 12 months (reflected as current obligations)	(7,148,754)		
The sum subject to redemption in 12 months	19,787,507		

(in thousands of Kazakhstan tenge)

The General Meeting of shareholders of JSC "Kazakhtelecom" on 22nd Jan. 2001 passed resolution of obligations issue, according to which on 6th Mar. 2001 National Securities Committee of the Republic of Kazakhstan effected the state registration of the first obligations emission of the Company. The volume of obligations emission of nominal cost of 100 US dollars comprises 25,000,000 US dollars, divided into 250,000 inscribed coupon obligations with the date of redemption of 15th Mar. 2004. As a result of specialized auctions by condition on 31st Dec. 2001 193,387 inscribed coupon obligations was allocated (see Comment No 14).

In 2002 residual 56,613 inscribed coupon obligations were completely allocated. These obligations were completely redeemed according to emission prospectus in March 2004.

Below you can see the table, reflecting loans redemption terms:

	31st Mar. 2005	31st Dec. 2004
With the term of redemption up to one year	5,400,778	7,148,754
From one to two years	6,855,237	6,290,611
From three to five years inclusively	12,311,645	10,913,829
In five years	2,898,021	2,583,067

Total	27,465,681	26,936,261

Loans analysis in foreign currencies:

	31st Mar. 2005	31st Dec. 2004
Kazakhstan tenge	86,981	121,275
US dollars	17,660,593	17,006,452
Euro	7,340,112	7,478,861
Japanese yens	288,327	317,400
South Korean wons	2,089,668	2,012,273
Total	**27,465,681**	**26,936,261**

Central Asian Investments Industrial Holding N.V. is a principal shareholder of the Company. JSC "Kazcommercebank" and Central Asian Investments Industrial Holding N.V. have common shareholders.

In the accounting period the Company did not receive loans from JSC "Kazcommercebank".

In the accounting period JSC "Kazcommercebank" provided guarantees for the benefit of JSC "Kazakhtelecom" in the sum of 96,616 thousand KZT (152,493 thousand KZT for the 1st quarter of 2004).

(in thousands of Kazakhstan tenge)

Government of the Republic of Kazakhstan (hereinafter "the Government") acted as the guarantor of the credit line of KFW group (hereinafter "Loan") for the purchase of equipment. In 1999 by resolution of court of the Republic of Kazakhstan a part of the loan, related to the equipment, initially supplied to JSC "Mangystaumunaigaz" and JSC "Kaskor" (the third parties), is not subject to redemption by JSC "Kazakhtelecom", but must be redeemed by the Government. By condition on the date of filing of the present financial accounting the Government and JSC "Kazakhtelecom" have not signed an official agreement, however the Government did not appeal against the court resolution. Administration of the Company considers that the Government will fulfill the resolution of court.

In 2004 the Company appealed in court with the claim of recovery in regress order of the sum of commission, paid by the Company for the part of this loan. By the date of filing of the financial accounting judgment has not been delivered, accordingly, income and assets in the present financial accounting are not reflected.

15. DIVIDENDS

Dividends in the sum of one fourths of 300 KZT per preference share were charged for the 1st quarter of 2005 according to the documents on shares emission in the sum of 30,242 thousand KZT.

In the 1st quarter of 2005 payments made on preference shares amounted to 88,640 thousand KZT less income tax from the source of payment (see Comment No 26).

JOINT STOCK COMPANY "KAZAKHTELECOM"

COMMENTS TO THE FINANCIAL ACCOUNTING, PREPARED ACCORDING TO IFAS (CONTINUATION) FOR THE QUARTER ENDING MARCH 31ST, 2005
(in thousands of Kazakhstan tenge)

16. CORPARATE INCOME TAX

Below there are time differences on deferred taxes:

	31st Mar. 2005	31st Dec. 2004
Deferred income tax asset		
Difference in doubtful debts reserve	1,164,363	996,861
Other	460,228	463,571
	1,624,591	1,460,432
State tax rate	30%	30%
Deferred income tax asset	487,377	438,129
Deferred income tax obligations		
Difference in residual cost of the property, machines and equipment and in construction-in-progress	23,920,940	24,204,210
	23,920,940	24,204,210
State tax rate	30%	30%
Deferred income tax obligations	7,176,282	7,261,263
Net deferred income tax obligations	**6,688,905**	**6,823,134**

Expenses on corporate income tax in the income and expenses statement are subdivided into the following categories:

	1st quarter of 2005	1st quarter of 2004
(Income)/Expenses for deferred income tax	1,900,766	1,932,455
Expenses for current income tax	(134,229)	(50,168)
Expenses for income tax	**1,766,537**	**1,882,287**

(in thousands of Kazakhstan tenge)

In the below table you can see coordination of 30% rate of income tax and actual sum of income tax by condition on 31st Mar., 2005 and 31st Dec. 2004:

	1st quarter of 2005	1st quarter of 2004
Net income before taxation	8,609,088	7,800,043
Tax at 30% rate	2,582,726	2,340,013
	(852,186)	(522,319)
Expenses for income tax	**1,766,537**	**1,882,287**

Average effective tax rate comprises 20.5% and 24.1% for the 1st quarter of 2005 and 2004 accordingly.

Corporate income tax is subject to payment according to tax legislation of the Republic of Kazakhstan. A part of expenses in income and expenses statement is not subject to deductions according to Kazakhstan tax legislation, while other expenses are subject to deduction only in future periods. Usually for such expenses, subject to deduction in future periods, is charged deferred tax asset. In Kazakhstan income tax rate amounts to 30%. Tax, charged for the year ending 31st Mar. 2004 is unproportional to the sum of income before taxation due to the expenses, reflected in income and expenses statement, but not subject to deduction according to tax legislation of the Republic of Kazakhstan, and not charged incomes.

17. AUTHORIZED CAPITAL AND UNDISTRIBUTED PROFIT

	31st Mar. 2005	31st Dec. 2004
Authorized capital:		
Privileged not voting shares (1,213,653 shares, registered, issued and paid in full; nominal cost 1,000 KZT)	1,213,653	1,213,653
Ordinary voting shares (10,922,876 shares, registered, issued and paid in full; nominal cost 1,000 KZT)	10,922,876	10,922,876
Adjustment for inflation	23,606,449	23,606,449
Called in capital (810,456 preference shares at the price of exchange by 31st Mar., 2005 and 31st Dec. 2004 accordingly)	(2,652,860)	(2,652,860)
	33,090,118	**33,090,118**

(in thousands of Kazakhstan tenge)

Authorized capital of the Company consists of ordinary voting shares and privileged non-voting shares. Nominal cost of ordinary and preference shares amounts to 1,000 KZT. All ordinary shares have equal power of voting. Preference shares have privileges for receipt of dividends in case of liquidation, but they do not have the power of vote. For preference shares dividends are paid in the amount not less than 30% of nominal cost of the shares.

The Board of Directors of the Company according to resolution of the General meeting of shareholders passed resolution of 22nd Oct. 2001 of exchange of preference shares for obligations. Auctions were organized from 26th to 30th of Nov. and from 3rd to 5th Dec. 2001 at Kazakhstan Stock Exchange.

In the result of specialized auctions in 2001-2002 250,000 inscribed nominal coupon obligations of the Company were completely allocated. These obligations were completely redeemed according to emission circular in March 2004. On the 28th of March 2004 Agency of the Republic of Kazakhstan of regulation and inspection of financial market and financial organization ratified a report of the results of redemption of the first issue Company's obligations.

By condition on 31st Mar. 2005 called in preference shares were not placed at share market.

Undistributed income by 31st Mar. 2005 and 31st Dec. 2004 does not include the sum of undistributed reserves for the sum of 1,842,404 thousand KZT, which corresponds to the difference between the nominal cost of called in preference shares and the cost of their exchange for inscribed obligations.

Undistributed income by 31st Mar. 2005 and 31st Dec. 2004 includes obligatory reserve capital in the sum of 1,820,479 thousand KZT, which was formed according to legislation of the Republic of Kazakhstan.

(in thousands of Kazakhstan tenge)

The following shareholders own the equity exceeding 5% of Authorized Capital:

Shareholder or nominal holder	Number of shares 31st Mar. 2005	Number of shares 31st Dec. 2004	Share of the authorized capital, % 31st Mar. 2005	Share of the authorized capital, % 31st Dec. 2004
Ordinary shares				
Committee of State Property and Privatization of Finance Ministry	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Investments Holding N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Other	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Privileged shares	1,213,653	1,213,653	10.0	10.0
Total	12,136,529	12,136,529	100.0	100.0
Preference shares - withdrawn	(810,459)	(810,459)		

18. OPERATIONAL EXPENSES

	1st quarter of 2005	1st quarter of 2004
Raw materials and other materials	5,565,452	4,855,056
Expenses for personnel	3,929,324	2,991,217
Runout and amortization of basic funds and intangible assets (see comments No 10 and No 11)	2,577,191	2,305,952
Maintenance and upkeep of basic funds	701,199	601,467
Communication expenses	219,169	257,228
Electric power and public utility	1,223,845	309,424
Expenses for banking services	171,857	133,931
Expenses for business trips	263,071	244,601
Expenses on realization	92,637	98,696
Expenses on taxes	78,404	69,454
Other operational expenses and charges	964,645	738,553
Total	**15,786,794**	**12,605,579**

Below you can see verification with the sums, presented in income and expenses statement:

	1st quarter of 2005	1st quarter of 2004
Cost price of the rendered services	11,981,536	9,627,651
Expenses on realization, general and administrative expenses	3,805,258	2,977,928
Total	**15,786,794**	**12,605,579**

(in thousands of Kazakhstan tenge)

19. PROFIT PER SHARE

Profit per share considering the basic and derivative profit per share comprised 624 and 539 KZT for the 1st quarter of 2005 and 2004 accordingly.

Calculation of the basic and derivative profit per ordinary share is based on the following data:

	1st quarter of 2005	1st quarter of 2004
Net profit for the period	6,842,551	5,917,756
Dividends for preference shares	(30,242)	(30,242)
Profit with consideration of the basic and derivative profit per ordinary share	**6,812,309**	**5,887,514**

Number of ordinary shares for the 1st quarter of 2005 and 2004 comprised 10,922,876. At that there were no possible ordinary shares with derivative effect.

20. ADDITIONAL INFORMATION FOR THE FUNDS FLOW REPORT

In 2004 a considerable part of supply of basic funds was provided from bank loans and commercial loans of suppliers.

Other charges of receivable accounts for loans obligations redemption are revealed in Comment No 3.

21. RISK CONCENTRATION AND CONDITIONAL OBLIGATIONS

Operational environment – The basic operations of the Company will be conducted on the territory of the Republic of Kazakhstan. Laws and normative acts, regulating business entrepreneurial business in the Republic of Kazakhstan, are often changed, in this connection assets and operations of the Company may be subject to risk due to negative changes in political and business sphere.

Taxes – In 2004 taxation bodies of the Republic of Kazakhstan effected complex taxation verification of the Company for the period of 2002-2003. By the results of this verification taxation bodies made additional charge of taxes and penalties in the sum of 768,112 thousand KZT. The Company assumes that it observes tax legislation and appealed in the order of additional charge established by legislation, accordingly reserves on such additional charges were not formed (see also Comment No 26).

(in thousands of Kazakhstan tenge)

As a result of tax inspections in the future may arise questions or estimations, differing from tax declarations of the company. Such estimations may relate to taxes, penalties and percents and entail considerable charges. The Company considers that it observes Kazakhstan tax legislation.

22. PROVISION AND BENEFITS FOR RETIRED PERSONNEL

Provision for retired personnel – According to legislation of the Republic of Kazakhstan all employees of the Company receive state retirement provision. Expenses for retirement provision for the periods ending on the 31st Mar. 2005 and 2004, comprised 362,892 thousand KZT and 352,086 thousand KZT accordingly. By condition on the 31st Mar. 2005 the Company did not have obligations before its current or former employees on supplementary retirement payments, expenses for post-retirement medical service, insurance payments or other retirement benefits.

Obligations of social character – On 17th Dec. 1998 the Company concluded a collective contract with its employees. By conditions of this contract the Company is obliged to make certain social payments after retirement of the personnel, the sum of which vary from time to time. In connection with the fact that the Company does not possess sufficient statistic information for estimation of assumed period of retirement of the employees, this financial accounting does not reflect reserve on such obligations. Administration of the Company assumes that the sum of possible reserve is not substantial for the financial accounting.

23. COVENANTED PARTIES

In 1996 the Company concluded a contract of rendering telecommunication services with JSC "Altel". In 1999 the Company concluded contract of rendering and consumption of telecommunication services with "GSM Kazakhstan OJSC "Kazakhtelecom" LLP. In August of 2002 the Company obtained a share of participation in JSC "Nursat".
Below you can see information on important operations with the covenanted parties:

	1st quarter of 2005	1st quarter of 2004

"GSM Kazakhstan OJSC "Kazakhtelecom" LLP	2,480,425	1,376,504
JSC "Altel"	202,415	96,646
JSC "Nursat"	32,759	27,707

JOINT STOCK COMPANY "KAZAKHTELECOM"
COMMENTS TO THE FINANCIAL ACCOUNTING,
PREPARED ACCORDING TO IFAS (CONTINUATION)
FOR THE QUARTER ENDING MARCH 31ST, 2005
(in thousands of Kazakhstan tenge)

Received telecommunication services from covenanted parties

	1st quarter of 2005	1st quarter of 2004
"GSM Kazakhstan OJSC "Kazakhtelecom" LLP	1,862,086	1,288,778
JSC "Altel"	117,742	-
JSC "Nursat"	8,790	7,304

Trade accounts receivable from covenanted parties

	31st Mar. 2005	31st Dec. 2004
"GSM Kazakhstan OJSC "Kazakhtelecom" LLP	1,578,189	1,181,923
JSC "Altel"	452,106	409,100
JSC "Nursat"	24,174	12,356
Total	**42,468**	**54,778**

Accounts payable to covenanted parties

	31st Mar. 2005	31st Dec. 2004
JSC "Altel"	32,059	47,941
"GSM Kazakhstan OJSC "Kazakhtelecom" LLP	10,409	6,837
JSC "Nursat"	-	-
Total	**42,468**	**54,778**

In 2004 the Company concluded a contract of lease of telecommunication equipment with JSC "Altel" for total sum of 652,800 thousand KZT. Balance cost of this equipment by condition on 31st Mar. 2005 and 31st Dec. 2004 amounts to 567,652 and is reflected in the sum of capital construction-in-progress. According to the contract of lease the term of lease ends on the 1st Jan. 2010 and the Company is empowered for further prolongation of the term of lease. The Company does not have considerable conditional obligations on this contract of lease.

For the purpose of increase of circulating resources and for realization of the project of supply and development pf the net of CDMA Standard, the Company in 2003 rendered financial aid to JSC "Altel" in the amount of 884,525 thousand KZT on conditions of payback before February 2007 (see Comment No 9).

In 2004 the Company rendered financial aid to JSC "Altel" in the sum of 140,000 thousand KZT on conditions of payback before May 2005 (see Comments No 6, No 26).

(in thousands of Kazakhstan tenge)

Conditional obligations and guarantees for obliged parties

The Company provided for the benefit of JSC "Altel" a guarantee of AMN AMRO Bank, Stockholm, for the sum of 15,2 million US dollars in the frame of acquisition of mobile communication equipment. This operation was approved by resolution of the General Meeting of shareholders in the order established by legislation. The Company also acted as a guarantor on the Contract of long-tern loan between JSC "Altel" and Industrial and Commercial Bank of China, where the sum of guarantee does not exceed 4,2 million US dollars.

Dividends

In 2004 according to resolution of annual general meeting of members "GSM Kazakhstan OJSC "Kazakhtelecom" by results of 2003 distributed 25% of net income as dividends to its members, proportionally to their equities.

Prices

Prices in mutual operations with obliged parties are established by the method of comparable uncontrolled price.

24. INVESTMENT OBLIGATIONS

Obligations of investment character:

- in 2005	30,712,123
- in 2006	26,661,000
- in 2007	23,763,000

	81,136,123

25. PISK MANAGEMENT POLICY

Risk management is an essential element of financial and economic activity of the Company. The basic risks appropriate to the Company are connected with solvency of clients, market modifications of commission rate and foreign currencies exchange rates. Below there is a description of the company's policy in respect of these risks.

Credit risks management – Financial instruments, which potentially may lead to credit risk concentration, are represented mainly by accounts receivable of the main activity and from other debtors. Credit risk connected with these assets bears limited character due to considerable client base of the Company and effecting of constant procedures of control for creditability of consumers and other debtors.

(in thousands of Kazakhstan tenge)

Currency risks management – Financial instruments, which potentially may lead to currency risk concentration are mainly represented by receivable and payable accounts on the basic activity and loans. Currencies in which the Company received loans are reflected in Comment No 14.

Interests risks management – receivable accounts of the Company include interest-free financial assets (see Comment No 23). Interest rates paid for the loans of the Company are revealed in Comment No 14. For the purpose of management of interest rates the Company combines variable and fixed interest rates for loan funds.

26. FOLLOW-UP EVENTS

By condition on the date of financial accounting, called in preference shares were not placed at share market (see Comment No 17).

Taxation Committee of Finance Ministry of the Republic of Kazakhstan passed a resolution of 15 Apr. 2005 according to which claims to the Company for the total sum of 679,487 thousand KZT were withdrawn. The residual part of claims of taxation bodies in the sum of 87,172 thousand KZT is being appealed in court order. Judgment of court has not been delivered. Results of these events will be reflected in financial accounting for the period of such adjudication.

On 22nd Apr. 2005 was held the Annual General Meeting of shareholders. By resolution of shareholders for payment of dividends on ordinary shares by the results of 2004 were remitted 3,878,386 thousand KZT. The Meeting also passed resolution of supplementary charge on privileged shares for the year of 2004 in the sum of 22,204 thousand KZT for the purpose of their leveling up to the dividends on simple shares. These charges will be reflected in financial accounting for the 1st six month of 2005.

The thirteenth day of July, the year two thousand and six.

I, the undersigned, Bekesheva Galina Vladimirovna, a Notary Private in and for the City of Almaty, license No. 0002054, issued by the Ministry of Justice of the Republic of Kazakhstan dated 15.12.2004, do hereby certify that this is a true and correct copy of the original document; in the latter, were found no erasures, additions, insertions, crossed out words and any other modifications, alterations or peculiarities.

Registered under No 1-977
Paid for Notary's services 2987 KZT
Notary: /signed/

Seal of, Bekesheva Galina Vladimirovna, a Notary Public aforesaid, license No. 0002054, issued by the Ministry of the Republic of Kazakhstan on 15 Dec. 2004, affixed.

Текст-перевод копии документа с русского на английский язык выполнен переводчиком **Ивановой Еленой Александровной.**
Город Алматы, тринадцатое июля две тысячи шестого года.

Подпись Иванова Елена Александровна

Республика Казахстан, город Алматы, тринадцатое июля две тысячи шестого года.
Я, Бекешева Г.В., нотариус города Алматы, действующий на основании государственной лицензии № 0002054, выданной Министерством юстиции Республики Казахстан от 15.12.2004 года, свидетельствую подлинность подписи, сделанной известным мне переводчиком **Ивановой Еленой Александровной.**

Зарегистрировано в реестре за № 1 - 978
Сумма, оплаченная нотариусу за совершенное нотариальное действие – 103 тенге
Нотариус

БЕКЕШЕВА ГАЛИНА ВЛАДИМИРОВНА
ЛИЦЕНЗИЯ № 0002054
2004 ЖЫЛЫ 15 ЖЕЛТОҚСАН ҚАЗАҚСТАН РЕСПУБЛИКАСЫНЫҢ ӘДІЛЕТ МИНИСТРЛІГІМЕН БЕРІЛГЕН
ВЫДАНА 15 ДЕКАБРЯ 2004 ГОДА МИНИСТЕРСТВОМ ЮСТИЦИИ РЕСПУБЛИКИ КАЗАХСТАН
НОТАРИУС


RECEIVED

JOINT-STOCK COMPANY
"KAZAKHTELECOM"

Consolidated financial statements prepared
in accordance with International
Financial Reporting Standards for 9 months of 2005
(unaudited)

Consolidated balance sheet
prepared in accordance with IFRS as at September 30, 2005 (unaudited)
(in KZT, thousands)

	Comments	30.09.2005	31.12.2004
ASSETS			
Current assets			
Cash and cash equivalents	2	2 152 137	2 545 737
Accounts receivable, net	3	14 408 784	9 772 500
Inventories, net	4	6 120 829	4 699 006
Financial investments	5	757 027	200 000
Other accounts receivable, net	6	6 870 486	6 545 035
Total current assets		30 309 263	23 762 278
Investments	7	24 430 595	17 862 182
Financial investments	8	187 970	438 697
Long-term accounts receivable	9	1 162 357	1 101 801
Long-term deferred expenses		136 385	136 103
Fixed assets, net	10	93 458 477	82 380 271
Intangible assets, net	11	2 060 540	1 438 419
Goodwill, net	12	2 557	
TOTAL ASSETS		151 748 138	127 083 751
LIABILITIES AND SHARHOLDER'S EQUITY			
CURRENT LIABILITIES			
Accounts payable	13	4 933 972	4 406 037
advances received		726 061	941 434
Other accounts payable and accrued liabilities	14	1 128 024	1 144 676
Current part of lease obligations	16	1 839 392	
Short-term loans	15	3 025 213	7 148 754
Taxes payable		1 682 771	592 791
Dividends payable	17	188 952	199 546
Total current liabilities		13 524 385	14 433 238
Long-term loans	15	24 500 249	19 787 507
Lease obligations	16	1 255 892	
Deferred corporate income tax	18	7 076 009	6 823 134
TOTAL LIABILITIES		46 356 535	41 043 879
SHAREHHOLDERS EQUITY			
Authorized capital	19	33 090 118	33 090 118
Retained profit	19	72 301 485	52 949 754
Total shareholder's equity		105 391 603	86 039 872
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		151 784 138	127 083 751

Chief accountant Timur N. Uzbakhanov

November 11, 2005

Comments on pages 7-31 are the integral part of this consolidated financial statement

Consolidated income statement
prepared in accordance with IFRS for 9 months of 2005 (unaudited)
(in KZT thousands, except of income per share)

	Comments	9 months of 2005	9 months of 2004
Income from services provided	25	72 669 644	57 095 186
Cost of services provided	20	(40 822 770)	(32 637 495)
Gross profit		31 846 874	24 457 691
Selling, general and administrative expenses	20	(10157522)	(8624272)
Income from operations		21 689 352	15 833 419
Other income (expenses)			
Loan expenses		(1 257 202)	(789 799)
Net foreign exchange gain		128 150	1 853 047
Gain from equity investment	7	9 054 413	65 858 838
Other income		1 017 770	964 521
Other expenses		(195 933)	(170 501)
Total other income		8747198	7716106
Income before taxes		30 436 550	24 549 525
Income tax expenses	18	(6 559 775)	(5 474 238)
Net income		23 876 775	19 075 287
Earnings per share, basic and diluted, in tenge	21	2 174	1 738

Chief accountant Timur N. Uzbakhanov

November 11, 2005

Comments on pages 7-31 are the integral part of this consolidated financial statement

Consolidated capital flow statement
prepared in accordance with IFRS for 9 months of 2005 (unaudited)
(in KZT, thousands)

	Comments	Authorized capital	Retained profit	Total
The balance at January 1, 2004		33 090 118	30 907 487	63 997 605
Net income for the year			25 307 703	25 307 703
Dividends	17		(3 265 436)	(3 265 436)
The balance at December 31, 2004		33 090 118	52 949 754	86 039 872
Net income for the accounting period			23 876 775	23 876 775
Dividends	17		(4 525 041)	(4 525 041)
Disposed capital				
Exchange difference from revaluation of investments in foreign branch			(3)	(3)
The balance at September 30, 2005		33 090 118	72 301 485	105 391 603

Chief accountant Timur N. Uzbakhanov

November 11, 2005

Comments on pages 7-31 are the integral part of this consolidated financial statement

Consolidated cash flow statement
prepared in accordance with IFRS for 9 months of 2005 (unaudited)
(in KZT, thousands)

	Comments	9 months of 2005	9 months of 2004
Cash flow from operating activity			
Income before taxes		30 436 550	24 549 525
Adjustments for:			
Depreciation of fixed assets and Amortization of intangible assets	10, 11	8 198 545	7 209 628
Provision for Doubtful debts (provision recovery) and other provisions		565 083	439 169
Net foreign exchange gain		(128 150)	(1 853 047)
Gain from equity investment	7	(9 054 413)	(6 858 838)
Loan expenses		1 257 202	789 799
Losses (income) on disposal of fixed assets and intangible assets		(105 265)	(36 377)
Other non-cash transactions		(101 881)	(123 078)
Operating income before change in assets and liabilities		3 1067 671	24 116 798
Increase/decrease of cash due to change of:			
Trade receivables and other receivables		(5 022 567)	(2 838 435)
Inventories		(1 421 823)	(660 019)
Accounts payable and advances received		495 786	(987 843)
Other payables and accrued liabilities		1 348 980	1 267 530
Cash received from operating activity		26 468 047	20 898 014
Interests paid		(1 261 986)	(981 633)
Dividends paid, net of tax		(4 223 526)	(3 307 295)
Income tax paid		(4 783 085)	(35 759 145)
Net cash generated from operations		16 244 450	13 033 111
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of investments			(5 050)
Acquisition of fixed assets and intangible assets	22	(16 467 519)	(10 684 369)
Other repayments		(556 824)	(340 565)
Proceeds from disposal of fixed and intangible assets		33 114	8 764
Dividends received		1 487 500	
Net cash used in investing activity		(15 503 729)	(11 021 220)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash received on loans		5 991 431	10 345 220
Other proceeds		460 656	
Repayment of loans		(7 125 752)	(13 246 269)
Other repayments			
Net cash used in financing activities		(1 134 321)	(2 901 049)
NET CHANGE OF CASH AND CASH EQUIVALENTS		(393 600)	(889 158)
CASH AND CASH EQUIVALENTS at the beginning of the accounting period		2 545 737	2 244 582
CASH AND CASH EQUIVALENTS at the end of the accounting period		2 152 137	1 355 424

COMMENTS TO CONSOLIDATED FINACIAL STATEMENT PREPARED IN ACCORDANCE WITH IFRS FOR 9 MONTHS ENDED JUNE 30, 2005 (in thousands of KZT)

1. Nature of the business and overview of accounting basic principles

Nature of the business – "Kazakhtelecom" Joint Stock Company (hereinafter referred to as "Kazakhtelecom" or "the Company") was established in June of 1994 by the Decree of the Cabinet of Ministers of the Republic of Kazakhstan as a national joint-stock company and in February 1996 was reorganized as an open joint-stock company (since March 2004 – joint-stock company). The Company is incorporated, domiciled and operates in the Republic of Kazakhstan. The legal address of the Company is: 31, Abai avenuem Astana, 473000, Republic of Kazakhstan. The Company is a monopolist in provision of the main range of telecommunication services, including local, long distance (inter-city and to CIS countries) and international telephone, telegraph and telex communications, data telecommunications, lease of channels, TV and radio broadcasting, wire radio broadcasting and wireless communication services. The Company had 32,609 employees as at September 30, 2005 (33,263 employees as at September 2004). The Company is owned by the Government of the Republic of Kazakhstan, Central Asian Industrial Holdings N.V. and other minority shareholders.

In January 2005 the Company acquired 100% interest in LLP Signum (hereinafter referred to as "the Subsidiary"). The LLP Signum is registered in the city of Moscow, Russian Federation. The LLP Signum is mainly involved in provision of electric communication services in the territory of the Russian Federation.

Basis of financial statements presentation – the Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as promulgated by International Board on Financial Reporting Standards and are presented in Kazakhstani tenge ("tenge"). The Group maintains its accounting records in accordance with the accounting rules and regulations promulgated in the Republic of Kazakhstan and Russian Federation. These rules and regulations differ from IFRS and accordingly, the Company's financial statements prepared in accordance with Kazakhstani standards, and financial statements of the Subsidiary prepared in accordance with Russian standards, have been properly adjusted to comply with IFRS.

Use of estimates and assumptions – Compliance with IFRS requires the Company's management to use estimates and assumptions. These assumptions and estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses presented in the statements during the reporting period. Due to this the actual results may differ from those estimates.

Basis of consolidation – The consolidated financial statements include financial statements of the LLP Signum which are under the direct control of the Company (hereinafter together referred to as– "the Group"). The Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activity. Where necessary, adjustments are made to the financial statements of the Subsidiary to bring its accounting policies into line with those used by the Company. During acquisition of the Subsidiary all its assets and liabilities are estimated at the fair value at the date of acquisition. All significant intra-group transactions, balances and unrealized revenues (losses) on transactions are eliminated on consolidation.

Foreign company – the activity of the subsidiary LLP Signum is determined as foreign operations. The financial statements of the subsidiary were translated from Russian ruble, the functional currency of this entity, into tenge by using the following exchange rates:

- assets and liabilities were translated using exchange rates at the date of consolidated financial statements;
- revenues and expenses were translated using the average monthly exchange rate;
- gain/loss, arising from the translation is recorded as foreign exchange difference in the consolidated equity

Goodwill – Goodwill arising from the consolidation is exceeding of acquisition amount of the Group's share at the fair value of identified assets and liabilities of the Subsidiary at the acquisition date. Goodwill is recognized as the asset and cumulated in the amount less losses accumulated due depreciation.
At each balance sheet date the Group estimates the balance value of goodwill for depreciation. The loss due depreciation, if any, is recorded as expenses of the current period.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, current bank accounts and short-term bank deposits with initial maturity not exceeding three months.

Accounts receivable - Accounts receivable are stated at their nominal value less an allowance for doubtful debts.

Inventories – Inventories are stated at the lower cost using the weighted average method and net realizable value. Cost includes purchase price, transport and handling costs, and directly attributable overheads. Net realizable value is based on the estimated selling price less selling and transportation costs.

Investments – The Company has no majority owned subsidiaries that are material to the financial statements. The Company accounts for its long-term investments, in which it owns more than 20% of voting stock, using the equity method. The carrying value of such investments is reduced to recognize any decline, other than temporary, in the value of individual long-term investments.

As the historical provider of telecommunication services in the Republic of Kazakhstan, Kazakhtelecom acquired certain rights and licenses free of charge. Such rights and licenses were contributed to share capital of associated companies. Subsequently, such contributions were revalued at fair market value. The Management believes this accounting approach better reflects the Company's assets and their value.

Financial investments – The Company classifies its investments in securities in the following categories: investments held for trading, investments held-to-maturity and investments available-for-sale. The classification used depends on the purpose for which these investments were acquired. The management determines the classification of investments at the date of acquisition and reviews their classification on regular basis.

After initial recognition, the Company records investments held for trading and investments available-for-sale at their fair value. Investments held-to-maturity are recorded at amortized cost. Gain (loss) due to the changes in fair values of investments and amortization of discounts and premiums are recorded in the consolidated income statement in the year incurred.

Property, plant &equipment and intangible assets – Property, plant and equipment and intangible assets used in operations are recorded at the lower of cost or estimated recoverable amount. Amortization and depreciation are computed using the straight-line method over the estimated useful lives of three to fifty years as follows:

Buildings	50 years
Premises	10-20 years
Telecommunication equipment	5-20 years
Other machinery and equipment	3-20 years
Transport and other	3-10 years
Assets and finance lease	lower of the estimated useful life or the term of lease
Intangible assets – software	5 years

Gain and loss due to disposal of fixed and intangible assets are included in other income/expense in the consolidated income statement.

Leasing – Leases are classified as finance leases whenever the terms of the lease transfer all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Company at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Finance costs which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to consolidate income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each reporting period.

Leased assets are depreciated over their estimated useful economic lives or over the term of lease, if shorter. If there is a reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset.

Rents paid under operating leases are charged to the consolidated income statement as incurred.

Impairment – At each balance sheet date, the Company reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where it is impossible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.
Where the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash0generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is carried at a relevant amount, in which case the impairment loss is treated as a decrease in the revaluation reserve.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash0generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash0generating unit) in prior years. A reversal of an impairment loss is recognized as income in the same reporting period.

Revenue recognition – revenue for all types of services is recognized when they are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably.

Borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized as an expense in the consolidated income statement in the period in which they are incurred.

Income taxes - the Company determines income tax expenses using liabilities method according to which the expected tax effect of time differences in financial reporting prepared in accordance with IFRS, and reporting prepared in accordance with Kazakhstani tax legislation, are recorded as deferred tax liabilities of future periods or deferred tax assets reimbursed in future periods. Deferred tax assets are reflected by taking into account their substantial realization.

Foreign currency transactions – Kazakhstani tenge is the functional currency of the Company. Exchange gains and losses on transactions in foreign currencies completed during the year are reflected in the consolidated income statement. Assets and liabilities in denominated foreign currencies are recorded in the accompanying consolidated balance sheet using exchange rates as at reporting date.

Non-cash transactions – The Company conducts some its settlements through non-cash transactions. Goods received are valued at the amount of services rendered. Inventory received is periodically reviewed for proper valuation and is written down to net realizable value.

Reclassifications – Certain prior year mounts have been reclassified to conform to 2004 presentation. These changes had no impact on previously reported results of operations and equity.

2. Cash and Cash equivalents

As at 30 September 2005, a guarantee security in the amount of KZT 582.000 was issued by "People's Bank of Kazakhstan" JSC to the Company.

As at September 30, 2005, cash in the amount of KZT 3,457 thousand was limited in usage on decision of the court of the city of Almaty to cover claims of carriers.

3. Current Trade Receivables, net

	30.09.2005	**31.12.2004**
Trade receivables	12 253 391	8 953 595
Allowance for doubtful debts	(1 115 863)	(784 474)
Total trade receivables, net	11 137 528	8 169 121
Trade receivable from associated companies	3 611 692	1 815 767
Allowance for doubtful debts	(340 436)	(212 388)
Total trade receivable from associated companies, net (see Note 25)	3 271 256	1 603 379
Total	**14 408 784**	**9 772 500**

According to decision of the court of the city of Astana receivable from budget entities transferred in 2003 from long-term receivable to short-term receivable in the amount KZT 259,334 thousand in December 2003 was offset to cover KFW loan in the amount KZT 205,898 thousand (see Comment 15). Remaining part of receivables in the amount KZT 53,436 thousand was offset in 2004.

4. Inventories, net

	30.09.2005	31.12.2004
Materials	6 123 994	
Goods	24 868	49 651
Allowance for obsolete and slow moving inventories	(28 033)	(79 014)
Total	**6 120 829**	**4 699 006**

5. Current financial investments

In the reported period the Company placed spare cash in short-term financial instruments.

6. Other current receivables, net

	30.09.2005	31.12.2004
Other accounts receivable	3 075 633	2 648 628
Accounts receivable from employees and others	165 172	137 907
Receivables from associates (see Note 25)	225 457	187 387
Prepaid expenses	131 798	187 884
Advances paid	3 473 757	3 566 636
Allowance for doubtful debts	(201 331)	(183 407)
Total	6 870 486	6 545 035

As at September 30, 2005 and December 31, 2004 advances paid include 1,413,096 thousand tenge paid to JSC National Company Kazakhstan Temir Zholy for the Company's share in joint construction of the Transport Tower building.

On November 29, 2003 the Government of the Republic of Kazakhstan issued a resolution whereby this building should have been transferred to the state property in accordance with the terms that should have been determined by the Ministry of finance of the Republic of Kazakhstan, the Ministry of economy and budget planning of the Republic of Kazakhstan and the Ministry of transport and communications of the Republic of Kazakhstan together with the Company. During 2004 and in the first half of 2005, negotiations were held with relevant government bodies over the agreement. Accordingly, impact of the above will have been reflected in consolidated financial statements of the Company when it can be valued.

7. Investments, net

	30.09.2005	31.12.2004
LLC GSM Kazakhstan OJSC Kazakhtelecom	23 303 606	16 743 067
JSC Nursat	1 126 989	1 083 115
JSC Altel		
Total	**24 430 595**	**17 826 182**

	Place of incorporation and operation	Proportion of ownership interest	Proportion of voting power held	Principal activity
LLC GSM Kazakhstan OJSC Kazakhtelecom	Republic of Kazakhstan	49%	49%	Telecommunication services
JSC Altel	Republic of Kazakhstan	50%	50%	Telecommunication services
JSC Nursat	Republic of Kazakhstan	41.25%	41.25%	Telecommunication services

Investments as per share interest method:

The Company does not control the activities of JSC Altel as the Company is unable to direct operating activities of JSC Altel. The Company is not entitled to appoint or dismiss the majority of the members of the Board of Directors and does not control the Board of Directors.

The Company's interest in accumulated losses of JSC Altel in excess of the carrying value of investments amounts to 1,923,365 thousand tenge and 1,432,415 thousand tenge as at September 30, 2005 and December 31, 2004 respectively. The Company's interest in JSC Altel losses is determined on the basis of unaudited financial statements of JSC Altel prepared in accordance with KAS.

LLC GSM Kazakhstan OJSC Kazakhtelecom

	30.09.2005	**31.12.2004**
Carrying value of investments at the beginning of reporting period	16 743 067	9 474 209
Share of income for the reporting period	9 010 539	8 770 917
Dividends receivable	(2 450 000)	(1 502 059)
Carrying value of investments at the end of the reporting period	23 303 606	16 743 067

Income from this equity investment was determined on the basis of the unaudited financial statements of LLP GSM Kazakhstan OJSC Kazakhtelecom prepared in accordance with Generally Accepted Accounting Principles of USA. This amount has been recorded in the consolidated income statement as "Income from equity investments".

JSC Nursat

	30.09.2005	**31.12.2004**
Carrying value of investments at the beginning of the reporting period	1 083 115	1 083 322
Share of income/loss for the reporting period	43 874	(207)
Carrying value of investments at the end the reporting period	1 126 989	1 083 115

Loss from this equity investment was determined on the basis unaudited financial statements of JSC Nursat prepared in accordance with KAS and has been recorded in the consolidated income statement as "Income from equity investments".

8. Financial investments

In 2003 the Company acquired bearer bonds with maturity September 27, 2006 and indexed coupon bonds with maturity December 23, 2009.

9. Long-term accounts receivable

	30.09.2005	31.12.2004
Long-term receivables from associated companies (see Comment 25)	884 525	884 525
Other long-term receivables	277 826	217 276
Total	**1 162 351**	**1 101 801**

10. Property, plant and equipment, net

	Land	Buildings and structures	Equipment	Others	Construction in progress	Total
Cost						
as at January 1 2005	460 202	11 585 856	124 545 423	5 958 572	4 215 986	146 766 036
Additions	22 763	195 741	12 714 713	524 421	5 742 764	19 200 402
Transfers		663 307	956 965	23 710	(1 643 982)	
Disposals	(4922)	(51 678)	(1 763 476)	(120048)	(136 997)	(2 077 121)
Internal transfer between groups	72	26 480	(141 728)	115 176		
Reclassification			95 334		89 276	184 610
As at September 30, 2005	478 115	12 419 706	136 407 231	6 501 831	8 267 047	164 073 930
Accumulated depreciation						
As at January 1, 2005		3 305 236	58 341 838	2 712 431		64 359 505
charge for the reporting period		206 075	7 080 420	453 140		7 793 635
Disposals		(12 129)	(1 449 636)	(102 185)		(1 563 950)
Internal transfers between groups		21 044	(34 972)	13 928		
Reclassification						
As at September 30, 2005		3 574 226	63 937 650	3 077 314		70 589 190
Allowance for suspended construction as at September 30, 2005					(26 263)	(26 263)
Net book value as at September 30, 2005	**478 115**	**8 845 480**	**72 496 581**	**3 424 517**	**8 240 784**	**93 458 477**
Net book value as at December 31, 2004	**460 202**	**8 280 620**	**66 203 585**	**3 246 141**	**4 189 723**	**82 380 271**

As at September 30, 2005 property, plant and equipment of 2,020,482 thousand tenge is pledged as collateral as on loans from the European Bank for Reconstruction and Development ("the EBRD"), Sumitomo Corporation, credit lines of Commertzbank AG (Germany) through HSBK, Export Development Canada. As at December 31, 2004 property, plant and equipment of 1,911,165 thousand tenge was pledged as collateral on loans from the EBRD, Sumitomo Corporation, credit lines of Commertzbank AG (Germany) through HSBK (see Comment 15).

11. Intangible assets, net

Original cost	
As at January 1, 2005	3 107 200
additions	1 192 703
Reclassification	(184 610)
Disposals	(39 749)
As at September 30, 2005	4 075 544
Accumulated amortization	
As at January 1, 2005	1 668 781
charge for the reporting period	404 910

Reclassification	(43 394)
Disposals	(15 293)
As at September 30, 2005	2 015 004
Net book value as at September 30, 2005	**2 060 540**
Net book value as at December 31, 2004	**1 438 419**

12. Goodwill, net

Original cost	
As at January 1, 2005	
Additions	2 557
Disposals	
As at September 30, 2005	2 557
Accumulated depreciation	
As at January 1, 2005	
Loss for the reporting period	
As at September 30, 2005	
Net book value as at September 30, 2005	2 557
Net book value as at December 31, 2004	

13. Current accounts payable

	30.09.2005	**31.12.2004**
Accounts payable to suppliers and subcontractors	4 868 358	4 351 259
Accounts payable to associated companies (see Comment 25)	65 614	54 778
Total	4 933 972	4 406 037

14. Other current payables and accrued liabilities

	30.09.2005	**31.12.2004**
Salary payable to employees	574 268	547 849
Deferred income	14 823	22 918
Others	538 933	573 909
Total	1 128 024	1 144 676

15. Borrowings

Borrowings as at September 30, 2005 include the following:

Lender	**Balance**	**Average annual nominal interest rate**	**Secured/ Unsecured**
Bank loans			
EBRD	13 768 377	6	Secured
BLG Munchen (BRD)	2 147 652	3-4	Unsecured
Exim Bank of Korea	2 083 685	3	Unsecured
Commertzbank AG	1 516 240	3	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	1 474 795	6	Unsecured
Bank Hapoalim B.M.	1 009 104	5	Unsecured
Credit Agricole Indosuez/Cayon (France)	963 351	4	Unsecured
JSC Citibank of Kazakhstan	750 000	6	Unsecured
Nova Ljublianska Bank	715 647	6	Unsecured

ABN AMRO BANK DEUTSCHLAND AG	639 611	3	Unsecured
ABH AMRO Bank Kazakhstan	589 873	6	Unsecured
Bank Leumi, Le-Israel B.M.	151 706	3	Unsecured
Credit line from Commertzbank (Germany) through HSBK	123 463	6	Secured
Export Development Bank	99 509	7	Secured
Commercial loans from suppliers:			
Sumitomo Corporation	552 698	6	Secured
Total loans	**26 585 711**		
Notes payable	939 751		Unsecured
Total	**27 525 462**		
Less amounts due for settlement within 12 months (shown under current liabilities)	(3 025 213)		
Amount due for settlement after 12 months	24 500 249		

As part of the Company's overall program aimed to reschedule maturity dates of the loans and reduce debt service cost, on September 30, 2003, the Company and the EBRD entered into an agreement for a syndicated loan (the "Loan agreement") and a restructuring of the Company's liabilities existing at that date. The total amount of the transaction was USD 110 million, consisting of two tranches with maturities of 5 and 7 years. The interest rate for the loan is equal to the Margin and LIBOR for the period of interest accrued.

In accordance with the Loan agreement signed in December 2003 the Company received funds amounting to USD 84 million. Another USD 11 million were received during 2004. In first half of 2005 the Company received the remaining USD 15 million.

According to the Loan agreement, the collateral for the loan is as follows: the Company's bank accounts in Kazakhstan in national currency, monetary claims of the Company to its current and future Kazakhstani clients and debtors; the Company's rights, interests and benefits under all of its current and future insurance policies, except for obligatory insurance policies; immovable property represented by buildings where the automatic long-distance switching exchanges are installed; tangible movable assets represented by cross equipment.

Borrowings as at December 31, 2004 include the following:

Lender	Balance	Average annual nominal interest rate	Secured/ Unsecured
Bank loans			
EBRD	12 350 000	5	Secured
BLG Munchen (BRD)	2 120 056	2-3	Unsecured
Commertzbank AG	1 941 140	3	Unsecured
Credit Agricole Indosuez/Calyon (France)	1 585 687	4	Unsecured
JSC Citibank of Kazakhstan	1 430 000	6	Unsecured
Bank Hapoalim B.M.	867 717	5	Unsecured
ABH AMRO Bank Kazakhstan	837 932	5-6	Unsecured
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	794 887	6	Unsecured
Nova Ljublianska Bank	495 836	6	Unsecured
Bank Leumi, Le-Israel B.M.	294 597	2	Unsecured
Credit line from Commertzbank (BRD) through HSBK	203 222	6	Secured
Nordea Bank	39 174	6	Secured
Commercial loans from suppliers:			
The EximBank of Korea through OJSC "Industrial Park"	2 012 273	3	Unsecured

Sumitomo Corporation	785 566	6	Secured
Total loans	**25 758 087**		
Notes payable	1 178 174		Unsecured
Total	**26 936 261**		
Less amounts due for settlement within 12 months (shown under current liabilities)	(7 148 754)		
Amount due for settlement after 12 months	19 787 507		

On January 22, 2001 the General meeting of shareholders made a decision to issue bonds. According to the decision of the National commission of the Republic of Kazakhstan on securities, the first emission of the Company's bonds was registered by state on March 6, 2001. The value of bonds emission with par value of USD 100 makes USD 25,000,000 divided on 250,000 bearer bonds with maturity March 15, 2004. 193,387 bearer bonds were placed in the result of special trading as at December 31, 2001 (see Comment 19).

The remaining 56,613 coupon bonds were fully placed in 2002. These bonds were fully redeemed according to the issue prospectus in March 2004.

The following table reflects maturity dates of borrowings:

	30.09.2005	**31.12.2004**
Within one year	3 025 213	7 148 754
One to two years	7 176 442	6 290 611
Three to five years inclusive	13 927 846	10 913 829
After five years	3 395 961	2 583 067
Total	**27 525 462**	**26 936 261**
Analysis of borrowings by currency		
Tenge	803 922	121 275
USD	16 476 532	17 006 452
Euro	7 931 131	7 478 861
Yen	230 192	317 400
South Korean Won	2 083 685	2 012 273
Total	**27 525 462**	**26 936 261**

Central Asian Industrial Holdings N.V. is major shareholder of the Company. JSC Kazkommertsbank and Central Asian Industrial Holdings N.V. have common shareholders. In the reporting period JSC Kazkommertsbank issued guarantees to JSC Kazakhtelecom in the amount of 73,172 thousand tenge (122,564 thousand tenge for 9 mo0nths 2004).

The Government of the Republic of Kazakhstan ("the Government") acted as the Guarantor on credit line of KFW group ("Loan") for purchase of equipment. According to the decision of the court of the Republic of Kazakhstan, part of the loan related to the equipment, initially delivered to JSC "Mangystaumunaigas" and JSC "Kaskor" (third parties), is subject to pay off by the Government, not by JSC Kazakhtelecom. The Government and JSC Kazakhtelecom did not enter into official agreement on the loan maturity as at the date of this financial statement. However, the Government did not appeal the decision of the court. The Company's management believes that the Government will execute the decision.

In 2004 the Company applied to the court with the claim to levy in regressive order the remuneration sum paid by the Company on part of the loan. The court did not make decisions as at the date of the financial statement. Incomes and assets are not reflected, respectively.

16. Lease obligations

In the reporting period the Company received equipment for temporary use in its operations under the finance lease agreement with Invest Leasing LTD. The finance lease agreement provides for title transfer to the Company in the future and the interest rate under the agreement is 12,25 % per annum accruable on the value of the finance lease.

The lease obligations as at September 30, 2005 include the following:

Lender	**Balance**	**Average annual nominal interest rate**
Invest Leasing Ltd	3 095 284	12,25
Total	**3 095 284**	
Less amounts due for settlement within 12 months (shown under current liabilities)	(1 839 392)	
Amount due for settlement after 12 months	1 255 892	

The following table reflects maturity dates:

	30.09.2005	**31.12.2004**
Within one year	1 839 392	
One to two years	1 255 892	
Three to five years inclusive		
Total	**3 095 284**	

17. Dividends

Dividends of one forth of 300 tenge per preferred share were accrued for 9 months 2005 in accordance with shares' issue documents in the amount of 90,720 thousand tenge.

The Annual General Meeting of Shareholders was held on April 22, 2005. According to the decision of shareholders dividends on common shares in the amount of 4,413,060 thousand tenge were accrued on the results of 2004, additional dividends were accrued on preferred shares for 2004 in the amount of 41,940 thousand tenge in order to bring the value of dividends on preferred shares to the level not less than the value of dividends on common shares. Due to the temporary withdrawal under REPO agreement of 51,184 common shares from circulation, the total amount of dividends accrued and payable was reduced by 20,679 thousand tenge (see Comments 19 and 27).

During 9 months 2005, the Company fully paid dividends on common shares in the amount of 4,101,581 thousand tenge and 121,945 thousand tenge on preferred shares, deducting income tax at the source of payment.

18. Corporate income tax

Deferred tax has been calculated on the following temporary differences:

	30.09.2005	**31.12.2004**
Deferred income tax asset	1 456 299	996 861
Difference in allowances for doubtful debts	348 637	463 571
Others	1 804 936	1 460 432
State tax rate	30%	30%

Deferred income tax asset	541 481	438 129
Deferred income tax liability	25 391 631	24 204 210
Difference in the book value of property, plant and equipment and objects under construction	25 391 631	24 204 210
State tax rate	30%	30%
Deferred income tax liability	7 617 490	7 261 263
Deferred income tax liability, net	**7 076 009**	**6 823 134**

Total corporate income tax expenses in the consolidated income statement are as follows:

	9 months 2005	9 months 2004
Current income tax expenses	6 306 900	5 220 522
Deferred income tax expense	252 875	253 716
Corporate income tax expenses	**6 559 775**	**5 474 238**

The reconciliation of 30% of income tax and actual income tax expenses as at September 30, 2005 and 2004 is as follows:

	9 months 2005	9 months 2004
Profit before taxation, net	30 436 550	24 549 525
Tax at statutory rate of 30 %	9 130 965	7 364 857
Tax impact of non-taxable income from equity investment	(2 716 324)	(1 890 619)
Tax impact of non-tax deductible expenses (non-taxable income)	145 134	
Income tax expense	**6 559 775**	**5 474 238**

Average effective tax rate is 21,6 % and 22,3% for 9 months of 2005, and 2004 respectively.

Corporate income tax is payable in accordance with the tax legislation of the Republic of Kazakhstan. Certain expenditures recorded in the consolidated income statement are not deductible for Kazakhstani tax purposes and others are only deductible in future periods. Normally, for these future deductible expenses, a deferred tax asset is recorded. The statutory tax rate in Kazakhstan is 30 %. The tax charge for 9 months ended September 30, 2005 is disproportionate to the profit before income tax expense due to expenses included in the consolidated income statement and disallowable in accordance with tax legislation of the Republic of Kazakhstan and non-deductible income.

19. Share capital and retained earnings

	30.09.2005	31.12.2004
Share capital:		
Preferred non-voting shares (authorized, issued and fully paid 1,213,653 shares; par value 1,000 tenge per share)	1 213 653	1 213 653
Common voting shares (authorized, issued and fully paid 10,922,876 shares, par value 1,000 tenge per share)	10 922 876	10 922 876
Inflation adjustment	23 606 449	23 606 449
Treasury shares (810,459 preferred shares at cost of exchange as at September 30, 2005, and December 31, 2004 respectively)	(2 652 860)	(2 652 860)
Treasury shares	**33 090 118**	**33 090 118**

The Company's share capital consists of common voting shares and preferred non-voting shares each with a par value of 1,000 tenge per share. Each common share carries an equal voting right whereas the preferred shares rank higher in dividend and liquidation rights but in general do not have voting rights. The preferred shares pay a minimum dividend of 30 % of their par value.

In accordance with a decision approved at the general meeting of shareholders, the Board of Directors made a decision on October 22, 2001 to issue bonds in exchange for preferred shares. Trading was conducted from November 26 to 30 and from December 3 to 5, 2001 on the Kazakhstan Stock Exchange.

As a result of a special trading in 2001-2002, 250 thousand bearer bonds of the Company were fully placed. These bonds were fully redeemed according to the issue prospectus in March 2004. On March 28, 2004 the Agency of the Republic of Kazakhstan for regulation and supervision of the financial market and financial institutions approved a report on the redemption of the Company's bonds from the first issue.

As at September 30, 2005, treasury preferred shares were not placed on the stock exchange.

On May 3, 2005 the Company conducted a transaction under REPO of 51 184 owned common shares. This transaction was due reduction of payment of dividends on temporally treasury shares. On July 15, 2005 the transaction under REPO of 51 184 owned common shares was completed. In the result of REPO transaction, the Company received income in the amount of 6,449 thousand tenge.

As at September 30, 2005 and December 31, 2004, retained earnings do not include the amount of non-distributable reserves of 1,842,404 tenge, which represents the difference between the par value of the treasury preferred shares and the cost of their exchange for bearer bonds.

Retained earnings as at September 30, 2005 and December 31, 2004 include obligatory reserve capital in the amount of 1,820,479 thousand tenge, which was formed in accordance with the legislation of the Republic of Kazakhstan.

Owners of more than 5% of the share capital are the following:

Shareholder or nominal holder	Number of shares 30.09.2005	Number of shares 31.12.2004	Proportion of share capital, % 30.09.2005	31.12.2004
Common shares				
State property and privatization committee of the Ministry of Finance	6 068 265	6 068 265	50.0	50
Central Asian Industrial Holdings N.V.	3 685 450	3 685 450	30.4	30.4
The Bank of New York	816 664	816 664	6.7	6.7
Others	352 497	352 497	2.9	2.9
	10 922 876	10 922 876		
Preferred shares	1 213 653	1 213 653	10.0	10.0
Total	12 136 529	12 136 529	100.0	100.0
Preferred shares – treasury shares	(810 459)	(810 459)		

20. Operating expenses

	9 months 2005	9 months 2004
Staff costs	16 918 922	14 777 493
Communication expenses (see Note 25)	13 462 549	10 682 087
Depreciation of fixed assets and amortization of intangible assets (see Comments 10 and 11)	8 198 545	7 209 628
Tax expenses	4 016 750	911 729
Raw materials and consumables	2 144 658	1 827 146
Repair and maintenance of fixed assets	1 389 788	1 412 802
Electricity and utility expenses	576 682	547 900
Selling expenses	693 506	579 611
Business trip expenses	328 950	350 613
Bank commissions	253 494	224 227
Others	2 996 448	2 738 531
Total	**50 980 292**	**41 261 767**

The reconciliation of operating expenses with the amounts presented in the consolidated income statement is provided as follows:

	9 months 2005	9 months 2004
Cost of services provided	40 822 770	32 637 495
Selling expenses, general and administrative expenses	10 157 522	8 624 272
Total	**50 980 292**	**41 261 767**

21. Earnings per share

Basic and diluted earnings per share were 2,174 tenge and 1,738 tenge for 9 months 2005 and 2004, respectively.

The calculation of basic and diluted earnings per common share is based on the following data:

	9 months 2005	9 months 2004
Net income for the period	23 876 775	19 075 287
Dividends on preferred shares	(132 660)	(90 718)
Net income for the purposes of basic and diluted earnings per common share	23744115	18 984 569

The number of common shares for 9 months 2005 and 2004 was 10,922,876. There are no potentially diluted common shares.

22. Additional information for the consolidated statement of cash flow

During 9 months 2005 and 2004 some additions to property, plant and equipment were financed by bank loans and commercial loans from suppliers.

Other offsets of accounts receivable for repayment of loan liabilities are disclosed in Comment 3.

23. Concentration of business risks and contingences

Operating environment – The Company's principal business activities are within the Republic of Kazakhstan. Laws and regulations affecting businesses operating in the Republic of Kazakhstan are subject to rapid changes and the Company's assets and operations could be at risk due to negative changes in the political business environments.

Taxation - In 2004 the Company was subject to a comprehensive audit by the tax authorities for the fiscal years 2000-2003, which resulted in assessments of additional taxes and penalties in the total amount of 768,112 thousand tenge. The Company believes it has complied with tax legislation and appealed against the assessment, and allowances for the additional taxes had not been reserved, respectively. On April 15, 2005 the Tax committee of the Ministry of Finance of the Republic of Kazakhstan made a decision to cancel the assessments for the total amount of 679,487 thousand tenge. The remaining assessments from the tax authorities were appealed by the Company in the court. On 9 June 2005, the court of the city of Astana made a decision to satisfy the Company's claim to the Tax committee of the Ministry of Finance of the Republic of Kazakhstan for the total amount of 394,540 thousand tenge. However, the Tax committee of the Ministry of Finance of the Republic of Kazakhstan did not agree with the decision of the Astana city court and appealed in the Supreme Court of the Republic of Kazakhstan.

On the results of consideration of the appeal claim of the Tax committee of the Ministry of Finance of the Republic of Kazakhstan and appeal protest of the procurator against the decision of the Astana court dated June 9, 2005, the Collegiate organ on civil actions of the Supreme Court of the Republic of Kazakhstan made a Decision on August 5, 2005 to cancel the decision of the court for the total amount of 352,824 thousand tenge dated June 9, 2005, as related to invalidation and canceling the Tax Inspection Act as of December 27, 2004, the decision of the Tax Committee of the Ministry of Finance of the Republic of Kazakhstan as of April 15, 2005, notification as of April 26, 2005. The Company's claim was denied.

The judgment for the total amount of 343,908 thousand tenge, including the penalty proposed, was made in the Company's favor.

On August 25, 2005 the Company applied a supervision claim against the Decision of the Collegiate organ on civil actions of the Supreme Court of the Republic of Kazakhstan as of August 5, 2005 to cancel of the Decision in the part of claim denied in relation to the Company. Term of the claim processing expired, however there is still no response. The results of these procedures will be recorded in the financial statements in the period when the decision on the Company's supervision claim will be made.

Future tax examinations could raise issues or assessments, which are contrary to the Company's tax filings. Such assessments could include taxes, penalties and fines, and these amounts could be material. The Company is of the opinion that it has complied with Kazakhstani tax legislation.

24. Pensions and social obligations

Pensions - Employees of the Company receive pension benefits in accordance with the laws and regulations of the Republic of Kazakhstan. The related expenses for the periods ended September 30, 2005 and 2004 were 1,310,698 thousand tenge and 1,177,232 thousand tenge, respectively. The Company was not liable for any significant supplementary pensions, post-retirement health care, insurance benefits, or other retirement indemnities to its current and former employees.

Social obligations – On December 17, 1998 the Company concluded a collective agreement with its employees. Under the terms of this agreement the Company is obliged to make certain social payments relating to employees' retirement pension. Such payments may vary from year to year. The Company has not sufficient statistical data on employees aging. The allowance for such obligations is not recorded in this financial statement. The Company's management believes that the amount of the potential allowance is not significant for the financial statement.

25. Related parties

In 1996 the Company entered into an agreement to provide and to receive the telecommunication services with JSC Altel.
In 1996 the Company entered into an agreement to provide and to receive the telecommunication services with LLP GSM Kazakhstan OJSC Kazakhtelecom. In August 2002 the Company purchased shares of JSC Nursat.

The details of significant transactions with related parties are as follows:

Telecommunication services provided to related parties

	9 months of 2005	**9 months of 2004**
LLP GSM Kazakhstan OJSC Kazakhtelecom	8 958 669	5 274 799
JSC Altel	735 778	261 526
JSC Nursat	120 751	72 116

Telecommunication services received from related services

	9 months of 2005	**9 months of 2004**
LLP GSM Kazakhstan OJSC Kazakhtelecom	6 382 728	4 584 906
JSC Altel	446 478	
JSC Nursat	23 462	22 957

Trade accounts receivable from related parties

	30.09.2005	**31.12.2004**
LLP GSM Kazakhstan OJSC Kazakhtelecom, net	2 674 094	1 181 923
JSC Altel, net	569 494	409 100
JSC Nursat, net	27 668	12 356
Total	**3 271 256**	**1 603 379**

Accounts payable to related parties

	30.09.2005	**31.12.2004**
LLP GSM Kazakhstan OJSC Kazakhtelecom, net	36 927	47 941
JSC Altel, net	28 678	6 837
JSC Nursat, net	9	
Total	**65 614**	**54 778**

During 2004 the Company entered into an agreement with JSC Altel for the lease of telecommunication equipment for 652,800 thousand tenge. As at September 30, 2005 the

carrying value of this equipment amounts to 479,545 thousand tenge and is recorded as fixed assets and 567,652 thousand tenge as at 31 December, 2004, which was recorded as capital construction in progress, respectively. Under the agreement, the lease expires on January 1, 2010 and the Company is entitled to an extension of the lease. The Company does not have significant contingent liabilities under this lease.

To increase circulating resources and to implement delivery project and CDMA network deployment, in 2003 the Company provided financial support to JSC Altel in the amount of 884,525 thousand tenge on repayment conditions up to February 2007 (see Comment 9).

During 2004 the Company provided financial support to JSC Altel in the amount of 140,000 thousand tenge on repayment conditions up to May 2005 (see Comment 6).

Contingent liabilities and guaranties to related parties

In December 2003 the Company issued a USD 15.2 million guarantee in favor of JSC Altel to ABN AMRO bank, Stockholm, in connection with the financing of the acquisition of the mobile communication equipment. This transaction was approved by the decision of the general shareholders meeting of the Company in accordance with statutory requirements.

In July 2004 the Company issued a guarantee in favor of JSC Altel under the long-term agreement between JSC Altel and Industrial-Commercial Bank of China, where the guarantee amount does not exceed USD 4.2 million.

Dividends

On 29 April 2005, in accordance with the decision of the annual general partners meeting, LLP GSM Kazakhstan OJSC Kazakhtelecom, based on the 2004 financial results, distributed 5 billion tenge as dividends to its partners in proportion to their interest (see Comment 7).

Prices

Prices in mutual transactions with related parties are set using the comparable uncontrollable price method.

26. Capital commitments

Investment commitments:

- 2005	30 712 123
- 2006	26 661 000
- 2007	23 763 000
	81 136 123

27. Risk management policies

Risk management is an essential element of the Company's operations. The Company's main risks inherent to the clients' paying capacity, changes of interest rates and foreign exchange rates. A description of the Company's risk management policies in relation to those risks follows.

Credit risk management – The financial instruments, which are potentially exposed to credit risks, are mostly represented by accounts receivable from operations and debtors. Credit risk related to these assets is limited due to the broad client base of the Company and implementation of continuous control procedures over the creditworthiness of customers and other debtors.
Foreign currency management – The financial instruments, which are potentially exposed to currency risk, are mostly represented by accounts receivable and accounts payable from operations and borrowings. The currencies of the Company's borrowings are disclosed in Comment 15.

Interest rate risk management – The Company's accounts receivable include interest-free financial assets (see Comment 25). Interest rates paid for the Company's borrowings are disclosed in Note 15. In order to mange interest rate risks the Company combines variable and fixed rates of interest on its borrowings.

28. Subsequent events

As at the date of these financial statements treasury preferred shares were not placed back to the capital market (see Comment 19).

Specialized inter-district economical court of Astana city pronounced a judgment on October 14, 2005 to satisfy the Company's claim to JSC Rehabilitation Fund and JSC Eximbank Kazakhstan, partly. The judgment may be falsified and appealed in Astana city court through the specialized economical court of Astana city within fifteen days upon the judgment is pronounced (see Comment 15).

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

Финансовая отчетность, подготовленная в соответствии с Международными Стандартами Финансовой Отчетности
За полугодие, закончившееся 30 июня 2004 г.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

СОДЕРЖАНИЕ

Страница

ФИНАНСОВАЯ ОТЧЕТНОСТЬ
ЗА ПОЛУГОДИЕ , ЗАКОНЧИВШЕЕСЯ 30 ИЮНЯ 2004 г.:

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

БАЛАНС, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ПО СОСТОЯНИЮ НА 30 ИЮНЯ 2004 г.

(в тысячах казахстанских тенге)

	Коммен-тарии	30.06.2004	31.12.2003
АКТИВЫ			
ТЕКУЩИЕ АКТИВЫ:			
Денежные средства и их эквиваленты	2	2,504,129	2,244,582
Дебиторская задолженность, нетто	3	8,692,761	7,763,070
Товарно-материальные запасы, нетто	4	4,248,555	4,077,409
Прочая дебиторская задолженность, нетто	5	5,009,499	5,397,646
Всего текущие активы		20,454,944	19,482,707
Инвестиции	6	14,643,846	10,557,531
Финансовые инвестиции	7	451,962	467,867
Долгосрочная дебиторская задолженность	8	1,319,738	1,271,260
Долгосрочные расходы будущих периодов		131,822	78,652
Основные средства, нетто	9	76,160,631	75,281,224
Нематериальные активы, нетто	10	1,211,471	1,310,428
ВСЕГО АКТИВЫ		114,374,414	108,449,669
ОБЯЗАТЕЛЬСТВА И АКЦИОНЕРНЫЙ КАПИТАЛ			
ТЕКУЩИЕ ОБЯЗАТЕЛЬСТВА:			
Кредиторская задолженность		4,695,002	6,365,378
Авансы полученные		1,101,812	733,624
Прочая кредиторская задолженность и начисленные обязательства		987,302	1,249,188
Краткосрочные займы	11	2,804,662	7,457,384
Задолженность по налогам		2,792,107	884,966
Дивиденды к оплате	12	443,996	487,690
Всего текущие обязательства		12,824,881	17,178,230
Долгосрочные займы	11	23,011,990	21,493,236
Обязательства по отсроченному подоходному налогу	13	5,794,979	5,780,598
ВСЕГО ОБЯЗАТЕЛЬСТВА		41,631,850	44,452,064
АКЦИОНЕРНЫЙ КАПИТАЛ:			
Уставный капитал	14	33,090,118	33,090,118
Нераспределенная прибыль	14	39,652,446	30,907,487
Всего акционерный капитал		72,742,564	63,997,605
ВСЕГО ОБЯЗАТЕЛЬСТВА И АКЦИОНЕРНЫЙ КАПИТАЛ		114,374,414	108,449,669

Главный бухгалтер Узбаханов Т. Н.

12 августа 2004 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДОХОДАХ И РАСХОДАХ, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА ПОЛУГОДИЕ, ЗАКОНЧИВШЕЕСЯ 30 ИЮНЯ 2004 г.

(в тысячах казахстанских тенге, за исключением прибыли на акцию)

	Коммен-тарии	1полугодие 2004	1 полугодие 2003
ВЫРУЧКА ОТ РЕАЛИЗАЦИИ УСЛУГ		36,774,431	31,196,102
СЕБЕСТОИМОСТЬ ПРЕДОСТАВЛЕННЫХ УСЛУГ	15	(20,592,407)	(17,807,214)
ВАЛОВАЯ ПРИБЫЛЬ		16,182,024	13,388,888
РАСХОДЫ ПО РЕАЛИЗАЦИИ, ОБЩИЕ И АДМИНИСТРАТИВНЫЕ РАСХОДЫ	15	(5,928,447)	(5,060,174)
ПРИБЫЛЬ ОТ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ		10,253,577	8,328,714
ПРОЧИЕ ДОХОДЫ/(РАСХОДЫ)			
Затраты по займам		(526,232)	(855,093)
Чистый доход по курсовой разнице		1,608,347	550,758
Доход от инвестиций по долевому участию	6	4,086,315	2,450,523
Прочие доходы		579,892	741,422
Прочие расходы		(71,064)	(466,467)
Всего прочие доходы		5,677,258	2,421,143
ПРИБЫЛЬ ДО НАЛОГООБЛОЖЕНИЯ		15,930,835	10,749,857
РАСХОДЫ ПО ПОДОХОДНОМУ НАЛОГУ	13	(3,680,905)	(3,218,552)
ЧИСТАЯ ПРИБЫЛЬ		12,249,930	7,531,305
ПРИБЫЛЬ НА АКЦИЮ в расчете базовой и производной прибыли на акцию, в тенге	16	1,115	684

Главный бухгалтер   Узбаханов Т. Н.

12 августа 2004 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА ПОЛУГОДИЕ, ЗАКОНЧИВШЕЕСЯ 30 ИЮНЯ 2004 г.

(в тысячах казахстанских тенге)

	Коммен-тарии	Уставный капитал	Нераспреде-ленная прибыль	Всего
Сальдо на 1 января 2003 г.		33,090,118	17,634,931	50,725,049
Чистая прибыль за год		-	16,633,566	16,633,566
Дивиденды	12	-	(3,361,010)	(3,361,010)
Сальдо на 31 декабря 2003 г.		33,090,118	30,907,487	63,997,605
Чистая прибыль за отчетный период		-	12,249,930	12,249,930
Дивиденды	12	-	(3,504,971)	(3,504,971)
Сальдо на 30 июня 2004 г.		33,090,118	39,652,446	72,742,564

Главный бухгалтер　　Узбаханов Т. Н.

12 августа 2004 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА ПОЛУГОДИЕ, ЗАКОНЧИВШЕЕСЯ 30 ИЮНЯ 2004 г.
(в тысячах казахстанских тенге)

	Коммен-тарии	1полугодие 2004	1полугодие 2003
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ОПЕРАЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Прибыль до налогообложения		15,930,835	10,749,857
Поправки на:			
Износ основных средств и амортизацию нематериальных активов	9, 10	4,688,317	4,291,099
Резерв по сомнительной задолженности и прочие резервы		341,481	125,456
Чистый (доход) от курсовой разницы		(1,608,347)	(550,758)
Доход от инвестиций по долевому участию	6	(4,086,315)	(2,450,523)
Затраты по займам		526,232	855,093
(Доход)/убыток от реализации основных средств и нематериальных активов		(48,198)	(66,858)
Прочие неденежные операции	17	(14,575)	(2,971)
Операционная прибыль до изменений в оборотном капитале		15,729,430	12,950,395
Увеличение (уменьшение) денежных средств от изменений в:			
Счетах к получению и прочей дебиторской задолженности		(643,192)	(848,749)
Товарно-материальных запасах		(171,146)	(159,323)
Кредиторской задолженности и авансов полученных		(1,302,188)	410,974
Прочей кредиторской задолженности и начисленных обязательствах		409,705	(699,151)
Денежные средства, полученные от операционной деятельности		14,022,609	11,654,146
Проценты уплаченные		(672,889)	(931,125)
Дивиденды уплаченные, за вычетом налогов	12	(3,305,278)	(90,648)
Подоходный налог уплаченный		(1,737,408)	(1,530,786)
Чистые денежные средства, поступившие от операционной деятельности		8,307,034	9,101,587
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Приобретение инвестиций	7	(5,050)	(1,039,133)
Приобретение основных средств и нематериальных активов	17	(5,889,602)	(4,642,249)
Прочие выплаты		(195,496)	-
Поступления от реализации инвестиции		-	31,076
Поступления от реализации основных средств и нематериальных активов		5,136	17,482
Чистые денежные средства, использованные в инвестиционной деятельности		(6,085,012)	(5,632,824)

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

**ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ,
ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО (ПРОДОЛЖЕНИЕ),
ЗА ПОЛУГОДИЕ, ЗАКОНЧИВШЕЕСЯ 30 ИЮНЯ 2004 г.**
(в тысячах казахстанских тенге)

	Коммен-тарии	1 полугодие 2004	1 полугодие 2003
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ФИНАНСОВОЙ ДЕЯТЕЛЬНОСТИ:			
Поступления от эмиссии акций и других ценных бумаг		-	-
Денежные средства, полученные по займам		9,391,833	8,346,370
Погашение займов		(11,354,308)	(12,388,178)
Чистые денежные средства, (использованные в)/ поступившие от финансовой деятельности		(1,962,475)	(4,041,808)
ЧИСТОЕ ИЗМЕНЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ И ИХ ЭКВИВАЛЕНТОВ		259,547	(573,045)
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ, на начало отчетного периода		2,244,582	1,793,741
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ, на конец отчетного периода		2,504,129	1,220,696

Главный бухгалтер Узбаханов Т. Н. 12 августа 2004 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

1. ХАРАКТЕР ДЕЯТЕЛЬНОСТИ И КРАТКИЙ ОБЗОР ОСНОВНЫХ ПРИНЦИПОВ БУХГАЛТЕРСКОГО УЧЕТА

Характер деятельности – Акционерное Общество «Казахтелеком» («Казахтелеком»» или «Компания») было создано в июне 1994 г. на основании Постановления Кабинета Министров Республики Казахстан как национальная акционерная компания и в феврале 1996 г. преобразована в открытое акционерное общество. Компания зарегистрирована, расположена и осуществляет свою деятельность в Республике Казахстан. Юридический адрес Компании: Республика Казахстан, 473000, г. Астана, ул. Абая, 61. Компания является монополистом в области предоставления основного спектра телекоммуникационных услуг, включая местную, междугороднюю (внутреннюю и по странам СНГ) и международную телефонную связь, телеграфную и телексную связь, телекоммуникационную передачу данных, аренду каналов, теле- и радио-трансляцию, телеграфную радиотрансляцию, услуги по беспроводным средствам связи. Компания имела 33,313 рабочих мест по состоянию на 30 июня 2004 г. Акции Компании принадлежат Правительству Республики Казахстан, Central Asian Investments Industrial Holdings N.V. и другим акционерам.

Основа представления финансовой отчетности – Финансовая отчетность Компании подготовлена в соответствии с Международными Стандартами Финансовой Отчетности («МСФО»), установленными Международным советом по стандартам финансовой отчетности и представлена в казахстанских тенге. Компания ведет бухгалтерский учет в соответствии с правилами и положениями бухгалтерского учета, принятыми в Республике Казахстан. Данные правила и положения отличаются от Международных Стандартов Финансовой Отчетности, соответственно, финансовая отчетность, подготовленная согласно казахстанским стандартам, была надлежащим образом скорректирована с целью соответствия МСФО.

Использование оценок и допущений – Соответствие МСФО требует от руководства Компании использования оценок и предположений. Данные предположения и оценки оказывают влияние на приводимые в отчетности суммы активов и обязательств, а также раскрытия по условным активам и обязательствам на день составления финансовой отчетности и представленные в отчетности суммы доходов и расходов в течение отчетного периода. В связи с этим фактические результаты могут отличаться от данных оценок.

Денежные средства и их эквиваленты – Денежные средства включают наличные в кассе, а также текущие банковские счета и краткосрочные депозитные счета в банках, первоначальный срок погашения которых не превышает трех месяцев.

Дебиторская задолженность – Дебиторская задолженность отражается за вычетом резерва по сомнительным долгам.

Товарно-материальные запасы – Товарно-материальные запасы отражаются по наименьшей из себестоимости, с использованием метода средневзвешенной стоимости, и чистой стоимости реализации. Себестоимость включает стоимость покупки, транспортные расходы, расходы на хранение и накладные расходы. Чистая стоимость реализации основана на возможной продажной стоимости за вычетом расходов по реализации и доставке.

Инвестиции – Компания не имеет существенных по отношению к финансовой отчетности дочерних предприятий, где она обладала бы большинством голосов. Учет долгосрочных инвестиций в компаниях, где участие составляет более 20% от числа голосующих акций, осуществляется по методу долевого участия. Текущая стоимость подобных инвестиций уменьшается в целях отражения любого, за исключением временного, снижения стоимости отдельных долгосрочных инвестиций.

Как Компания, исторически предоставляющая телекоммуникационные услуги в Республике Казахстан, Казахтелеком приобрел некоторые права и лицензии бесплатно. Данные права и лицензии вносились в уставный капитал совместных предприятий. Впоследствии данные взносы переоценивались по текущей рыночной стоимости. Руководство полагает, что данная бухгалтерская трактовка лучше отражает активы Компании и их стоимость.

Финансовые инвестиции – Компания классифицирует инвестиции в ценные бумаги по следующим категориям: инвестиции, предназначенные для торговли, инвестиции удерживаемые до погашения и инвестиции, доступные для продажи. Применяемая классификация зависит от целей, для которых данные инвестиции были приобретены. Руководство определяет классификацию инвестиций во время приобретения и пересматривает сделанные оценки на регулярной основе.

После первоначального признания Компания оценивает инвестиции, предназначенные для торговли, и инвестиции, доступные для продажи, по их справедливой стоимости. Инвестиции, удерживаемые до погашения, оцениваются по амортизированной стоимости. Прибыль (убыток) от изменения справедливой стоимости инвестиции и амортизация дисконта и премии отражается в отчете о доходах и расходах в период возникновения.

Основные средства и нематериальные активы – Имущество, машины и оборудование, а также нематериальные активы, используемые в финансово-хозяйственной деятельности, учитываются по наименьшей из переоцененной стоимости или предполагаемой возмещаемой суммы. Амортизация и износ начисляются на основе равномерного метода списания стоимости в течение срока полезной службы от трех до пятидесяти лет:

Здания	50 лет
Сооружения	10-20 лет
Телекоммуникационное оборудование	5-20 лет
Прочие машины и оборудование	3-20 лет
Транспорт и прочее	3-10 лет
Финансируемая аренда основных средств	наименьший из полезного срока службы или срока аренды
Нематериальные активы - программное обеспечение	5 лет

Доходы и убытки от реализации основных средств и нематериальных активов включены в прочие доходы (расходы) в отчете о доходах и расходах.

Обесценение – На каждую отчетную дату Компания проводит анализ балансовой стоимости своих материальных и нематериальных активов для определения признаков, указывающих на возможное возникновение убытков от обесценения. В случае наличия таких признаков, производится оценка возмещаемой стоимости активов, с целью определения возможного убытка от обесценения. В случае невозможности определения возмещаемой стоимости отдельного актива, Компания проводит оценку возмещаемой стоимости генерирующей единицы, к которой принадлежит такой актив.

В случае, если возмещаемая стоимость актива (генерирующей единицы) меньше балансовой стоимости, тогда балансовая стоимость актива (генерирующей единицы) уменьшается до возмещаемой стоимости. Убыток от обесценения признается расходом в том же периоде, за исключением случаев, когда данный актив уже учитывается по переоцененной стоимости. В таком случае убыток от обесценения отражается за счет существующего резерва по переоценке.

В случае последующего восстановления убытка от обесценения, балансовая стоимость актива (генерирующей единицы) увеличивается до возмещаемой стоимости, при этом, возмещаемая стоимость не может превышать балансовую стоимость, определяемую без учета убытков от обесценения актива (генерирующей единицы) в предыдущих годах. Восстановление убытка от обесценения признается доходом в том же периоде.

Признание выручки – Доходы по всем видам оказанных услуг признаются в том же периоде, в котором соответствующие услуги были оказаны. Доходы признаются, когда существует высокая вероятность получения экономических выгод от осуществленной операции и когда сумма доходов может быть оценена с достаточной степенью уверенности.

Затраты по займам – Затраты по займам, которые напрямую относятся к приобретению, строительству или производству активов, для которых требуется длительный период времени для подготовки их к использованию или к реализации, включаются в стоимость таких активов до тех пор, пока они не готовы к использованию или реализации. Другие затраты по займам включаются в отчет о доходах и расходах в том периоде, в котором они были понесены.

Подоходный налог – Компания определяет расходы по подоходному налогу на основе метода обязательств, согласно которому ожидаемый налоговый эффект временных разниц в финансовой отчетности, подготовленной в соответствии с МСФО, и отчетности в соответствии с требованиями Казахстанского налоговым законодательством отражены как отсроченные налоговые обязательства будущих периодов или отсроченные налоговые активы, возмещаемые в будущих периодах. Отсроченные налоговые активы отражаются с учетом того, что имеется существенная вероятность их реализации.

Операции с иностранной валютой – Функциональной валютой Компании является казахстанский тенге («тенге»). Доходы и убытки от курсовой разницы по операциям в иностранной валюте, совершенным в течение года, показаны в отчете о доходах и расходах. Активы и обязательства, представленные в иностранной валюте, отражены в прилагаемом балансе с использованием обменных курсов на дату составления отчета.

Неденежные операции – Компания осуществляет некоторые расчеты посредством неденежных операций. Полученные товары оцениваются по стоимости предоставленных услуг. Данные по товарам анализируются на регулярной основе для правильности оценки и списываются до чистой реализационной стоимости.

Изменение классификации – Классификация некоторых сумм, относящихся к предыдущему году, была изменена в целях соответствия требованиям представления отчетности в 2003 г. Данные изменения не оказали влияния как на результаты финансово-хозяйственной деятельности, представленные в предыдущей финансовой отчетности, так и на сумму акционерного капитала.

2. ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ

По состоянию на 30 июня 2004 г. денежные средства в сумме 3,457 тысяч тенге, были ограничены в использовании по решению суда г.Алматы в покрытие исковых требований поставщиков, и 40,004 тысяч тенге были зарезервированы под аккредитивы.

3. ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ, НЕТТО

	30.06.2004	31.12.2003
Торговая дебиторская задолженность	9,866,133	8,669,393
Резерв по сомнительным долгам	(1,173,372)	(906,323)
Всего	**8,692,761**	**7,763,070**

4. ТОВАРНО-МАТЕРИАЛЬНЫЕ ЗАПАСЫ, НЕТТО

	30.06.2004	31.12.2003
Материалы	4,245,215	4,088,680
Товары	28,109	16,347
Резерв по оценке до чистой стоимости реализации	(24,769)	(27,618)
Всего	**4,248,555**	**4,077,409**

5. ПРОЧАЯ ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ, НЕТТО

	30.06.2004	31.12.2003
Прочая дебиторская задолженность	2,485,834	2,813,558
Задолженность работников и других лиц	152,749	153,797
Дебиторская задолженность ассоциированных компаний	140,000	-
Расходы будущих периодов	155,962	287,200
Авансы выплаченные	2,650,947	2,704,827
Резерв по сомнительным долгам	(575,993)	(561,736)
Всего	**5,009,499**	**5,397,646**

По состоянию на 30 июня 2004 г., авансы выплаченные включают 1,413,096 тысячи тенге авансов, уплаченных ЗАО «Национальная Компания «КазахстанТемирЖолы» за долевое участие по строительству здания «Transport Tower». (на 31 декабря 2003 г: 1,352,923 тысячи тенге).



29 ноября 2003 г. Правительство Республики Казахстан выпустило Постановление, согласно которому данное здание будет передано в республиканскую собственность на условиях, которые будут определены Министерством финансов Республики Казахстан, Министерством экономики и бюджетного планирования Республики Казахстан и Министерством транспорта и коммуникаций Республики Казахстан совместно с Компанией. На дату данной финансовой отчетности велись переговоры с соответствующими государственными органами по поводу составления договора. Соответственно, влияние данной операции будет отражено в финансовой отчетности Компании в тот момент, когда оно может быть оценено.

Дебиторская задолженность ассоциированных компаний представляет собой финансовую помощь, предоставленную АО «Алтел» (см. Комментарий 20).

6. ИНВЕСТИЦИИ

	30.06.2004	31.12.2003
ТОО «GSM Казахстан»	13,540,598	9,474,209
ЗАО «Нурсат»	1,103,248	1,083,322
АО «Алтел»	-	-
Всего	**14,643,846**	**10,557,531**

Наименование	Местонахождение и место осуществления деятельности	Доля в собственном капитале	Право голоса	Основная деятельность
ТОО «GSM Казахстан»	Республика Казахстан	49%	49%	Телекоммуникационные услуги
АО «Алтел»	Республика Казахстан	50%	50%	Телекоммуникационные услуги
ЗАО «Нурсат»	Республика Казахстан	41.25%	41.25%	Телекоммуникационные услуги

Компания не имеет контроля над деятельностью АО «Алтел», поскольку Компания не имеет полномочий определять финансово-хозяйственную политику АО «Алтел», не имеет полномочий назначать или смещать большинство членов Совета Директоров и не имеет права решающего голоса на собрании Совета Директоров.

Доля в накопленных убытках АО «Алтел», превышающая балансовую стоимость инвестиций, составляет 1,040,727 тысяч тенге и 761,399 тысяч тенге по состоянию на 30 июня 2004 и 31 декабря 2003 гг., соответственно. Доля в убытках АО «Алтел» определена на основании непроаудированной финансовой отчетности АО «Алтел», подготовленной согласно Казахстанским Стандартам Бухгалтерского Учета.

Инвестиции по методу долевого участия:

ТОО «GSM Казахстан»:

	30.06.2004	31.12.2003
Стоимость инвестиций на начало отчетного периода	9,474,209	4,300,549
Доля доходов за отчетный период	4,066,389	5,173,660
Стоимость инвестиций на конец отчетного периода	**13,540,598**	**9,474,209**

Доход от долевого участия был признан и отражен в отчете о доходах и расходах.

ЗАО «Нурсат»:

	30.06.2004	31.12.2003
Стоимость инвестиций на начало отчетного периода	1,083,322	1,057,400
Доля доходов за отчетный период	19,926	25,922
Стоимость инвестиций на конец отчетного периода	**1,103,248**	**1,083,322**

Доход от долевого участия был признан и отражен в отчете о доходах и расходах.

7. ФИНАНСОВЫЕ ИНВЕСТИЦИИ

В 2003 г. Компания приобрела именные купонные облигации с датой погашения 27 сентября 2006 г. и индексированные купонные облигации с датой погашения 23 декабря 2009 г. Компания относит данные инвестиции к категории «инвестиции, доступные для продажи».

8. ДОЛГОСРОЧНАЯ ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

	30.06.2004	31.12.2003
Долгосрочная дебиторская задолженность ассоциированных компаний	884,525	884,525
Прочая долгосрочная дебиторская задолженность	435,213	386,735
Всего	**1,319,738**	**1,271,260**

В соответствии с решением суда г. Астаны а также актом сверки 2002 г., дебиторская задолженность бюджетных организаций в сумме 259,334 тысячи тенге должна быть зачтена или возмещена в 2004 г. В 2003 году сумма данной дебиторской задолженности была переведена в состав текущей дебиторской задолженности. По состоянию на 31 декабря 2003 года, был произведен частичный зачет данной задолженности в счет погашение кредита KFW в размере 205,898 тысяч тенге. Оставшаяся часть задолженности будет возмещена в 2004 г. согласно графика.

Долгосрочная дебиторская задолженность ассоциированных компаний представляет собой финансовую помощь, предоставленную АО «Алтел» (см. Комментарий 20).

9. ОСНОВНЫЕ СРЕДСТВА, НЕТТО

	Земля	Здания и сооружения	Оборудование	Прочие	Незавершенное строительство	Всего
Первоначальная стоимость						
На 1 января 2004 г.	425,231	10,203,117	109,595,145	5,015,649	6,489,386	131,728,528
Приобретено	33,411	224,633	2,119,284	529,716	2,518,584	5,425,628
Переведено	-	250,062	3,302,255	11,618	(3,563,935)	-
Выбыло	(488)	(11,760)	(393,398)	(86,002)	(20,532)	(512,180)
Внутреннее перемещение между группами	-	(11,303)	56,998	(45,695)	-	-
Реклассификация	-	-	(300,083)	117	361,439	61,473
На 30 июня 2004 г.	458,154	10,654,749	114,380,201	5,425,403	5,784,942	136,703,449
Износ						
На 1 января 2004 г.	-	3,051,680	50,987,349	2,382,012	-	56,421,041
Начисленный износ за отчетный период	-	128,590	4,108,599	242,579	-	4,479,768
Выбыло		(3,569)	(330,218)	(49,902)	-	(383,689)
Внутреннее перемещение между группами	-	(1,799)	1,257	542	-	-
Реклассификация	-	-	(565)	-	-	(565)
На 30 июня 2004 г.	-	3,174,902	54,766,422	2,575,231	-	60,516,555
Резерв по законсервированным объектам на 30 июня 2004 г.	-	-	-	-	(26,263)	(26,263)
Остаточная стоимость На 30 июня 2004 г.	458,154	7,479,847	59,613,779	2,850,172	5,758,679	76,160,631
Остаточная стоимость На 31 декабря 2003 г.	425,231	7,151,437	58,607,796	2,633,637	6,463,123	75,281,224

Основные средства на сумму 2,530,134 тысяч тенге является залогом по займам Европейского банка реконструкции и развития (ЕБРР), Sumitomo Corporation и АБН АМРО банка по состоянию на 30 июня 2004 и 1,296,549 тысяч тенге является залогом по займам Европейского банка реконструкции и развития (ЕБРР) и Sumitomo Corporation по состоянию на 31 декабря 2003 гг., соответственно (см. Комментарий 11).



10. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ, НЕТТО

Первоначальная стоимость	
На 1 января 2004 г.	2,553,159
Приобретено	171,731
Реклассификация	(61,473)
Выбыло	(1,948)
На 30 июня 2004 г.	2,661,469
Амортизация	
На 1 января 2004 г.	1,242,731
Начислено за период	208,549
Реклассификация	565
Выбыло	(1,847)
На 30 июня 2004 г.	1,449,998
Остаточная стоимость на 30 июня 2004 г.	1,211,471
Остаточная стоимость на 31 декабря 2003 г.	1,310,428

11. ЗАЙМЫ

Займы по состоянию на 30 июня 2004 г. включают:

Кредитор	Сальдо	Среднегодовая номинальная ставка вознаграждения	Обеспеченные/ необеспеченные
Банковские займы:			
Банк KFW	282,335	7	Необеспеченный
Bank Leumi, Le-Israel B.M.	386,517	2	Необеспеченный
Кредитная линия Коммерцбанка (ФРГ) через HSBK	253,460	6	Обеспеченный
ЕБРР	12,962,750	5	Обеспеченный
BLG Мюнхен ФРГ	2,094,456	2-3	Необеспеченный
Ljublianska Bank	558,373	5	Необеспеченный
Commerzbank AG	2,405,963	3	Необеспеченный
Nordea Bank	82,236	6	Обеспеченный
Credit Agricole Indosuez Франция	1,787,933	4	Необеспеченный
Citi банк	682,250	5	Необеспеченный
Коммерческие займы от поставщиков:			
Sumitomo Corporation	846,486	6	Обеспеченный
The Eximbank of Korea через ОАО «Индустриальный парк»	1,910,692	3	Необеспеченный
			Необеспеченный
Всего займы	**24,253,451**		
Векселя	1,563,201		Необеспеченный
Всего	**25,816,652**		
За вычетом суммы, подлежащей погашению в течение 12 месяцев (показана как текущие обязательства)	(2,804,662)		
Сумма, подлежащая погашению после 12 месяцев	23,011,990		



В рамках комплекса мероприятий, имеющих своей целью перераспределение сроков погашения займов и снижение стоимости привлекаемых финансовых ресурсов, Компанией и ЕБРР 30 сентября 2003 г. было подписано соглашение по привлечению синдицированного займа (далее - «Соглашение о займе») и реструктурирования существующей задолженности Компании. Общая сумма сделки составила 110 млн. долларов США, которая состоит из двух траншей со сроками погашения 5 и 7 лет. Установленная процентная ставка по займу равна сумме Маржи и Лондонской межбанковской фиксированной ставки («ЛИБОР») за период начисления вознаграждения.

В соответствии с подписанным Соглашением о займе в 2003 году было получено денежных средств на общую в сумму 84 млн. долларов США.
В отчетном периоде было получено денежных средств на сумму 11 млн.долларов США.

В соответствии с Соглашением о займе, залогом по займу служат: права собственности и интересов по казахстанским банковским счетам Компании; денежные требования Компании в отношении ее нынешних и будущих казахстанских клиентов и должников; права, вознаграждения и льготы Компании по всем страховым полисам, существующим в Компании в настоящее время или в будущем, за исключением полисов обязательного страхования; недвижимое имущество представленное автоматическими телефонными станциями; движимое имущество представленное кроссовым оборудованием.



Займы по состоянию на 31 декабря 2003 г. включают:

Кредитор	Сальдо	Среднегодовая номинальная ставка вознаграждения	Обеспеченные/ необеспеченные
Банковские займы:			
Банк KFW	494,326	7	Необеспеченный
Bank Leumi, Le-Israel B.M.	490,232	2	Необеспеченный
Кредитная линия Коммерцбанка (ФРГ) через HSBK	344,690	6	Обеспеченный
ЕБРР	12,052,658	5	Обеспеченный
BLG Мюнхен ФРГ	2,177,391	2-4	Необеспеченный
Ljublianska Bank	257,958	5	Необеспеченный
Commerzbank AG	2,616,056	3	Необеспеченный
Nordea Bank	130,378	6	Обеспеченный
Credit Agricole Indosuez Франция	1,628,041	4	Необеспеченный
Коммерческие займы от поставщиков:			
Alcatel SEL AG	711,865	8	Обеспеченный
Sumitomo Corporation	1,042,421	6	Обеспеченный
Iskratel D.O.O.	8,203	7	Необеспеченный
Fujitsu Siemens	43,129	10	Необеспеченный
The Eximbank of Korea через ОАО «Индустриальный парк»	1,942,940	3	Необеспеченный
Прочие	3,310		Необеспеченный
Всего займы	**23,943,598**		
Векселя	1,401,522		Необеспеченный
Именные облигации	3,605,500	10	Необеспеченный
Всего	**28,950,620**		
За вычетом суммы, подлежащей погашению в течение 12 месяцев (показана как текущие обязательства)	(7,457,384)		
Сумма, подлежащая погашению после 12 месяцев	21,493,236		

Общим собранием акционеров АО «Казахтелеком» от 22 января 2001 г. принято решение о выпуске облигаций, согласно которому 6 марта 2001 г. Национальной комиссией Республики Казахстан по ценным бумагам была произведена государственная регистрация первой эмиссии облигаций Компании. Объем эмиссии облигаций номинальной стоимостью 100 долларов США составляет 25,000,000 долларов США, разделенных на 250,000 именных купонных облигаций, с датой погашения 15 марта 2004 г. В результате специализированных торгов по состоянию на 31 декабря 2001 г. было размещено 193,387 штук именных купонных облигаций (см. Комментарий 14).

В 2002 г. оставшиеся 56,613 штук купонных облигаций были размещены.

Ниже представлена таблица, отражающая сроки погашения займов:

	30.06.2004	31.12.2003
Со сроком погашения до одного года	2,804,662	7,457,384
От одного года до двух лет	4,769,898	4,475,152
От трех до пяти лет включительно	14,092,316	13,321,239
Через пять лет	4,149,776	3,696,845
Всего	**25,816,652**	**28,950,620**

Изменение в части сроков погашения займов, произошедшее в отчетном периоде, объясняется реструктурированием Компанией существующей задолженности. Анализ займов в разрезе валют:

	30.06.2004	31.12.2003
Казахстанский тенге	119,913	3,310
Доллары США	16,060,191	17,824,703
Евро	7,357,834	8,741,668
Японские иены	368,022	437,999
Южнокорейские воны	1,910,692	1,942,940
Всего	**25,816,652**	**28,950,620**

Central Asian Investments Industrial Holding N.V. является крупным акционером Компании. «Казкоммерцбанк» и Central Asian Investments Industrial Holding N.V. имеют общих акционеров.

Вознаграждение, уплаченное по займам «Казкоммерцбанк», составило 32,151 тысяч тенге в течение 2003 года.

В отчетном периоде «Казкоммерцбанк» предоставил гарантий в пользу АО «Казахтелеком» на сумму 149,538 тысяч тенге (270,059 тысяч тенге за 1 полугодие 2003 г.).

Гарантом кредитной линии группы KFW (далее «Займ») для приобретения оборудования выступило Правительство Республики Казахстан (далее «Правительство»). В 1999 г. решением суда Республики Казахстан часть займа, относящаяся к оборудованию, изначально поставленного в АО «Мангыстаумунайгаз» и АО «Каскор» (третьи стороны), не подлежит погашению со стороны АО «Казахтелеком», а должна быть погашена Правительством. По состоянию на дату составления настоящей финансовой отчетности между Правительством и АО «Казахтелеком» не было подписано официальное соглашение, однако Правительство не обжаловало решение суда. Руководство Компании считает, что Правительство исполнит решение суда. Руководство Компании также обязано истребовать вознаграждение, уплаченное по данной части основного долга.

12. ДИВИДЕНДЫ

За отчетный период дивиденды в размере 300 тенге на привилегированную акцию были начислены в сумме 60,478 тысяч тенге, в соответствии с документами по эмиссии акций.
В соответствии с принятым решением на годовом собрании акционеров от 23 апреля 2004 года было произведено доначисление дивидендов по привилегированным акциям за 2003 год на сумму 5,969 тысяч тенге, с целью приведения их размера к уровню не ниже дивидендов по простым акциям, в соответствии с требованиями законодательства Республики Казахстан. В отчетном периоде выплаты произведенные по привилегированным акциям составили сумму 93,775 тысяч тенге.

В соответствии с принятым решением на годовом собрании акционеров от 23 апреля 2004 г., было произведено начисление дивидендов по простым акциям в размере 3,438,524 тысяч тенге. В отчетном периоде была произведена выплата в размере 3,211,503 тысяч тенге.

13. ПОДОХОДНЫЙ НАЛОГ

Ниже приведены временные разницы по отсроченным налогам:

	30.06.2004	31.12.2003
Актив по отсроченному подоходному налогу		
Разница в резерве по сомнительным долгам	1,173,371	906,323
Прочие	424,735	435,589
	1,598,106	1,341,912
Государственная налоговая ставка	30%	30%
Актив по отсроченному подоходному налогу	479,432	402,574
Обязательство по отсроченному подоходному налогу		
Разница в остаточной стоимости имущества, машин и оборудования и в незавершенном строительстве	20,914,702	20,610,571
	20,914,702	20,610,571
Государственная налоговая ставка	30%	30%
Обязательство по отсроченному подоходному налогу	6,274,411	6,183,172
Чистые обязательства по отсроченному подоходному налогу	**5,794,979**	**5,780,598**

Расходы по подоходному налогу в отчете о доходах и расходах подразделяются на следующие категории:

	1 полугодие 2004	1 полугодие 2003
(Доход) Расход по отсроченному подоходному налогу	14,381	734,744
Расходы по текущему подоходному налогу	3,666,524	2,483,808
Расходы по подоходному налогу	**3,680,905**	**3,218,552**

Ниже приведено согласование 30% ставки подоходного налога и фактической суммы подоходного налога по состоянию на 30 июня 2004 и 2003 гг.:

	1 полугодие 2004	1 полугодие 2003
Чистая прибыль до налогообложения	15,931,332	10,749,857
Налог по ставке 30%	4,779,340	3,244,957
Сумма налога с непринимаемых на вычеты расходов/(не облагаемых доходов)	(1,098,435)	158,822
Сумма налога с непринимаемых на вычеты убытков /(доходов)от курсовой разницы	-	(165,227)
Расходы по подоходному налогу	3,680,905	3,218,552

Средняя действующая ставка налога (эффективная) составляет 23,1% и 29,9 % за 1 полугодие 2004 и 2003 гг., соответственно.

Налоги подлежат оплате в соответствии с налоговым законодательством Республики Казахстан. Часть затрат в отчете о доходах и расходах не подлежат вычетам в соответствии с Казахстанским налоговым законодательством, в то время как другие затраты подлежат вычету только в будущие периоды. Обычно для таких затрат, подлежащих вычету в будущих периодах, начисляется актив по отсроченному налогу. В Казахстане ставка подоходного налога составляет 30%. Налог, начисленный за год, закончившийся 30 июня 2004 г., непропорционален сумме дохода до налогообложения из-за расходов, отраженных в отчете о доходах и расходах, но не подлежащих вычету согласно налогового законодательства Республики Казахстан, и не облагаемых доходов.

14. УСТАВНЫЙ КАПИТАЛ И НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ

	30.06.2004	31.12.2003
Уставный капитал:		
Привилегированные акции, не имеющие права голоса (1,213,653 акции, зарегистрированные, выпущенные и полностью оплаченные; номинальная стоимость 1,000 тенге)	1,213,653	1,213,653
Простые акции, имеющие право голоса (10,922,876 акций зарегистрированные, выпущенные и полностью оплаченные; номинальная стоимость 1,000 тенге)	10,922,876	10,922,876
Поправка на инфляцию	23,606,449	23,606,449
Изъятый капитал (810,456 привилегированных акций по цене обмена на 30 июня 2004 г. и на 31 декабря 2003 г., соответственно)	(2,652,860)	(2,652,860)
	33,090,118	33,090,118

Уставный капитал Компании состоит из простых акций, имеющих право голоса и привилегированных акций, не имеющих права голоса. Номинальная стоимость простых и привилегированных акций составляет 1,000 тенге. Все простые акции имеют одинаковое право голоса. Привилегированные акции имеют преимущества при получении дивидендов и ликвидации, но не имеют право голоса. По привилегированным акциям выплачиваются дивиденды в размере не менее 30% от номинальной стоимости акций.

Советом директоров Компании, в соответствии с решением Общего собрания акционеров, было принято решение от 22 октября 2001 г. об обмене привилегированных акций на облигации. Торги проводились с 26 по 30 ноября и с 3 по 5 декабря 2001 г. на Казахстанской Фондовой бирже.

В результате специализированных торгов в 2001-2002 гг. 250,000 штук именных купонных облигаций Компании были полностью размещены. Данные облигации были полностью погашены в соответствии с проспектом эмиссии в марте 2004 г.

По состоянию на 30 июня 2004 и 31 декабря 2003 гг., изъятые из обращения привилегированные акции на фондовом рынке размещены не были.

Нераспределенная прибыль на 30 июня 2004 и 31 декабря 2003 гг. не включает сумму нераспределяемых резервов на сумму 1,842,404 тысяч тенге, которая представляет разницу между номинальной стоимостью выведенных из обращения привилегированных акций и стоимостью их обмена на именные облигации.

Распределяемая прибыль для определения дивидендов по простым акциям определяется по данным финансовой отчетности за соответствующий год, подготовленной в соответствии с Казахстанскими Стандартами Бухгалтерского Учета.

Долей, превышающей 5% Уставного капитала, владеют:

Акционер или номинальный держатель	Количество акций, шт. 30.06.2004	Количество акций, шт. 31.12.2003	Доля от уставного капитала, % 30.06.2004	и 31.12.2003
Простые акции				
Комитет государственного имущества и приватизации Министерства финансов	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Investments Holding N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Прочие	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Привилегированные акции	1,213,653	1,213,653	10.0	10.0
Всего	12,136,529	12,136,529	100.0	100.0
Привилегированные акции – изъято	(810,456)	(810,456)		

15. ОПЕРАЦИОННЫЕ РАСХОДЫ

	1 полугодие 2004	1 полугодие 2003
Сырье и материалы	1,203,610	1,077,433
Расходы на персонал	9,824,755	8,813,833
Износ и амортизация основных средств и нематериальных активов	4,688,317	4,291,099
Ремонт и содержание основных средств	790,895	576,206
Коммуникационные расходы	6,554,620	5,400,175
Электроэнергия и коммунальные услуги	402,072	398,925
Расходы по банковским услугам	146,110	142,038
Командировочные расходы	240,192	183,380
Расходы по реализации	357,516	256,521
Расходы по налогам	605,192	578,611
Прочие операционные расходы и начисления	1,707,575	1,149,167
Всего	**26,520,854**	**22,867,388**

Ниже приводится сверка с суммами, представленными в отчете о доходах и расходах:

	1 полугодие 2004	1 полугодие 2003
Себестоимость предоставленных услуг	20,592,407	17,807,214
Расходы по реализации, общие и административные расходы	5,928,447	5,060,174
Всего	**26,520,854**	**22,867,388**

16. ПРИБЫЛЬ НА АКЦИЮ

Прибыль на акцию в расчете базовой и производной прибыли на акцию составила 1,115 и 684 тенге за 1 полугодие 2004 и 2003 гг., соответственно.

Расчет базовой и производной прибыли на простую акцию основывается на следующих данных:

	1 полугодие 2004	1 полугодие 2003
Чистая прибыль за период	12,249,930	7,531,305
Дивиденды по привилегированным акциям	(66,447)	(60,475)
Прибыль для расчета базовой и производной прибыли на простую акцию	**12,183,483**	**7,470,830**

Количество простых акций за 1 полугодие 2004 и 2003 гг. составило 10,922,876. При этом не было возможных простых акций с производным эффектом.

17. ДОПОЛНИТЕЛЬНАЯ ИНФОРМАЦИЯ ДЛЯ ОТЧЕТА О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

В 1 полугодие 2004 и 2003 гг. строка «Прочие неденежные операции» включает сумму иных неденежных операций.

18. КОНЦЕНТРАЦИЯ РИСКА И УСЛОВНЫЕ ОБЯЗАТЕЛЬСТВА

Операционная среда – Основные операции Компании ведутся на территории Республики Казахстан. Законы и нормативные акты, регулирующие предпринимательскую деятельность в Республике Казахстан, часто меняются, в связи с этим активы и операции Компании могут быть подвержены риску из-за негативных изменений в политической и деловой среде.

Налоги – В результате налоговых проверок в будущем могут возникнуть вопросы или оценки, отличающиеся от налоговых деклараций Компании. Такие оценки могут касаться налогов, штрафов и процентов, и могут повлечь за собой существенные начисления. Компания считает, что она соблюдает Казахстанское налоговое законодательство.

19. ПЕНСИОННОЕ ОБЕСПЕЧЕНИЕ И ЛЬГОТЫ ПРИ УХОДЕ НА ПЕНСИЮ

Пенсионное обеспечение – В соответствии с законодательством Республики Казахстан все сотрудники Компании получают государственное пенсионное обеспечение. Расходы на пенсионное обеспечение за периоды, закончившиеся 30 июня 2004 и 2003 гг., составили 762,123 тысяч тенге и 669,372 тысяч тенге, соответственно. По состоянию на 30 июня 2004 и 2003 гг. Компания не имела существенных обязательств перед своими текущими или бывшими сотрудниками по дополнительным пенсионным выплатам, затратам на медицинское обслуживание после выхода на пенсию, страховым выплатам или иным льготам при выходе на пенсию, за исключением приведенного ниже.

Обязательства социального характера – 17 декабря 1998 г. Компания заключила коллективный договор со своими работниками. По условиям этого договора у Компании есть обязательство производить работникам определенные социальные выплаты при выходе сотрудников на пенсию, сумма которых может варьироваться из года в год. В связи с тем, что Компания не обладает достаточной статистической информацией, чтобы оценить предполагаемый период выхода сотрудников на пенсию, в данной финансовой отчетности не отражается резерв по таким обязательствам. Руководство Компании считает, что сумма возможного резерва не является значительной для финансовой отчетности.

20. СВЯЗАННЫЕ СТОРОНЫ

В 1996 г. Компания заключила договор о предоставлении телекоммуникационных услуг с АО «Алтел». Компания предоставила телекоммуникационные услуги на сумму 177,770 тысячи тенге и 127,537 тысяча тенге за 1 полугодие 2004 и 2003 гг., соответственно.

С целью увеличения оборотных ресурсов и для реализации проекта поставки и развертывания сети стандарта CDMA, Компания в 2003 году оказала финансовую помощь АО «Алтел» в размере 884,525 тысяч тенге на условиях возвратности в срок до февраля 2007 г., и также предоставила в его пользу гарантию, обеспеченную закупленным оборудованием, на сумму 14 млн. долларов США на приобретение оборудования мобильной связи. Данная операция была одобрена решением Общего собрания акционеров Компании.
В отчетном периоде Компания оказала финансовую помощь в размере 140,000 тысяч тенге на условиях возвратности в срок до мая 2005 года.

В 1999 г. Компания заключила договор о предоставлении и получении телекоммуникационных услуг с ТОО «GSM Казахстан». Компания предоставила и получила телекоммуникационные услуги на сумму 3,162,391 тысяч тенге и 2,873,718 тысяч тенге за 1 полугодие 2004 г., и 2,655,731 тысяч тенге и 2,534,073 тысяч тенге за 1 полугодие 2003 г., соответственно.

В августе 2002 г. Компания приобрела долю участия в ЗАО «Нурсат». Компания предоставила и получила телекоммуникационные услуги на сумму 52,183 тысяч тенге и 14,971 тысяч тенге за 1 полугодие 2004 г., и 32,748 тысяч тенге и 2,684 тысяч тенге за 1 полугодие 2003 г., соответственно.

Цены во взаимных операциях со связанными сторонами устанавливаются методом сопоставимой неконтролируемой цены.

21. ИНВЕСТИЦИОННЫЕ ОБЯЗАТЕЛЬСТВА

- на 2004 г.	25,495,160
- на 2005 г.	12,318,000
	37,813,160

22. ПОЛИТИКА ПО УПРАВЛЕНИЮ РИСКАМИ

Управление рисками является существенным элементом финансово-хозяйственной деятельности Компании. Основные риски, присущие Компании, связаны с платежеспособностью клиентов, рыночными изменениями ставок вознаграждения и обменных курсов иностранных валют. Ниже представлено описание политики Компании в отношении этих рисков.

Управление кредитными рисками – Финансовые инструменты, которые потенциально могут привести к концентрации кредитного риска, представлены, в основном, дебиторской задолженностью по основной деятельности и прочими дебиторами. Кредитный риск, связанный с этими активами, носит ограниченный характер из-за значительной клиентской базы Компании и осуществления постоянных процедур контроля за кредитоспособностью абонентов и прочих дебиторов.

Управление валютными рисками – Финансовые инструменты, которые потенциально могут привести к концентрации валютного риска, представлены, в основном, дебиторской и кредиторской задолженностью по основной деятельности и займами. Валюты, в которых Компания получила займы, раскрыты в Комментарии 11.

Управление процентными рисками – Дебиторская задолженность Компании включает беспроцентные финансовые активы. Процентные ставки, уплачиваемые по займам Компании, раскрыты в Комментарии 11.

23. ПОСЛЕДУЮЩИЕ СОБЫТИЯ

По состоянию на дату финансовой отчетности, изъятые из обращения привилегированные акции не были размещены на фондовом рынке (см. Комментарий 14).

24. ПРОГРАММА ЛИБЕРАЛИЗАЦИИ РЫНКА ТЕЛЕКОММУНИКАЦИЙ

В феврале 2003 г. Правительством Республики Казахстан была принята Программа развития отрасли телекоммуникаций Республики Казахстан на 2003-2005 гг. (далее – «Программа»). Основной целью Программы является создание условий и формирование механизмов, направленных на дальнейшее развитие телекоммуникационного сектора экономики Казахстана, конкурентно интегрированного в глобальную информационную инфраструктуру. Программа предусматривает поэтапную либерализацию рынка телекоммуникаций в Республике и включает в себя ребалансирование тарифов для достижения рентабельности всех видов услуг телекоммуникаций, внедрение механизма финансирования общедоступных услуг, внедрение системы повременного учета услуг местной связи.

Программой предусмотрена либерализация рынка телекоммуникаций путем предоставления права оказания услуг международной и междугородной связи операторам для абонентов принадлежащим им сетей. Право собственности и использования телекоммуникационных магистралей Республики Казахстан, принадлежащих Компании, остается за АО «Казахтелеком».

5 июля 2004 года подписан Закон Республики Казахстан "О связи". Закон устанавливает правовые основы деятельности в области связи на территории Республики Казахстан, определяет полномочия государственных органов по регулированию данной деятельности, права и обязанности физических и юридических лиц, оказывающих или пользующихся услугами связи. Закон вводит основные концептуальные подходы по либерализации рынка.
Определены Правила взаимодействия операторов и введены понятия «Доминирующий оператор связи», «Универсальные услуги».

Согласно закону убытки операторов связи, оказывающих универсальные услуги телекоммуникаций в сельских населенных пунктах, подлежат компенсации за счет бюджетных средств Республики Казахстан.
В целях формирования этих бюджетных средств, Законом Республики Казахстан от 5 июля 2004 г. № 568-II в Налоговом кодексе была введена дополнительная плата за предоставление междугородной и (или) международной телефонной связи. Плательщиками являются операторы фиксированной связи, обладающие соответствующей лицензией. Годовые ставки этой платы устанавливаются Правительством Республики Казахстан.

В настоящее время готовятся соответствующие Постановления Правительства необходимые для реализации положений Закона о связи и Налогового кодекса.

Влияние либерализации отрасли будет отражено в финансовой отчетности Компании в тот момент, когда станет возможным произвести его оценку, в соответствии с определенными Правительством правилами и методиками реализации Закона о связи.

РЕЕСТР

На выдачу финансовой отчетности Общества
подготовленной в соответствии с МСФО
за 1 полугодие, закончившееся
30 июня 2004 года.

1. Узбеханов Т.Н. (оригинал)
2. Доненбаева Л.О. (копия) 13/08/04
3. Пак Д.П. (копия) 13.08.04.
4. Жазыбаев Е.А. (копия) 13.08.04

JOINT STOCK COMPANY "KAZAKHTELECOM"

Financial accounting, prepared according to International Financial Accounting Standards

For six months ending on June 30th, 2004

CONTENTS

JOINT STOCK COMPANY "KAZAKHTELECOM"

BALANCE PREPARED ACCORDING TO IFAS BY CONDITION ON JUNE 30TH, 2004

(in thousands of Kazakhstan tenge)

	Comments	06.30.2004	12.31.2003
ASSETS			
CURRENT ASSETS:			
Funds and their equivalents	2	2,504,129	2,244,582
Accounts receivable, net	3	8,692,761	7,763,070
Inventory reserve, net	4	4,248,555	4,077,409
Other accounts receivable, net	5	5,009,499	5,397,646
Current assets total		20,454,944	19,482,707
Investments	6	14,643,846	10,557,531
Financial investments	7	451,962	467,867
Accounts receivable long-term	8	1,319,738	1,271,260
Future periods expenses long-term		131,822	78,652
Capital assets, net	9	76,160,631	75,281,224
Intangible assets	10	1,211,471	1,310,428
TOTAL ASSETS		114,374,414	108,449,669
LIABILITIES AND STOCK CAPITAL			
CURRENT LIABILITIES:			
Accounts payable		4,695,002	6,365,378
Advances received		1,101,812	733,624
Other accounts payable and charged liabilities		987,302	1,249,188
Short-term loans	11	2,804,662	7,457,384
Tax debt		2,792,107	884,966
Dividends payable	12	443,996	487,690
Current liabilities total		12,824,881	17,178,230
Long-term loans	11	23,011,990	21,493,236
Liabilities on deferred income tax	13	5,794,979	5,780,598
TOTAL LIABILITIES		41,631,850	44,452,064
STOCK CAPITAL			
Authorized capital	14	33,090,118	33,090,118
Undistributed profit	14	39,652,446	30,907,487
Total stock capital		72,742,564	63,997,605
TOTAL LIABILITIES AND STOCK CAPITAL		114,374,414	108,449,669

Chief accountant /signature/ T.N.Uzbakhanov

12 Aug. 2004

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

STATEMENT OF INCOMES AND EXPENSES PREPARED ACCORDING TO IFAS FOR SIX MONTHS ENDING ON June 30th, 2004

(in thousands of Kazakhstan tenge except for incomes per share)

	Comments	1st 6 months of 2004	1st 6 months of 2003
SERVICES PROCEEDS		36,774,431	31,196,102
RENDERED SERVICES COST	15	(20,592,407)	(17,807,214)
GROSS PROFIT		16,182,024	13,388,888
EXPENSES FOR REALIZATION, TOTAL AND ADMINISTRATIVE EXPENDITURE	15	(5,928,447)	(5,060,174)
OPERATING PROFIT		10,253,577	8,328,714
OTHER INCOMES/(EXPENSES)		(526,232)	(855,093)
Expenses for loans		1,608,347	550,758
Net switch rate income		4,086,315	2,450,523
Incomes from equity participation investments	6	579,892	741,422
Other incomes		(71,064)	(466,467)
Other expenses			
Other incomes total		5,677,258	2,421,143
PRETAX PROFIT		15,930,835	10,749,857
INCOME TAX EXPENSES	13	(3,680,905)	(3,218,552)
NET INCOME		12,249,930	7,531,305
INCOME PER SHARE accounting the basic and derivative income per share, in KZT	16	1,115	684

Chief accountant /signature/ T.N.Uzbakhanov

12 Aug. 2004

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

CAPITAL FLOW STATEMENT PREPARED ACCORDING TO IFAS FOR SIX MONTHS ENDING ON June 30th, 2004

(in thousands of Kazakhstan tenge)

	Comments	Authorized capital	Undistributed profit	Total
Balance for January 1, 2003		33,090,118	17,634,931	50,725,049
Net profit for the year		-	16,633,566	16,633,566
Dividends	12	-	(3,361,010)	(3,361,010)
Balance for December 31, 2003		33,090,118	30,907,487	63,997,605
Net profit for the accounting period		-	12,249,930	12,249,930
Dividends	12	-	(3,504,971)	(3,504,971)
Balance for June 30, 2004		33,090,118	39,652,446	72,742,564

Chief accountant /signature/ T.N.Uzbakhanov

12 Aug. 2004

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

FLOW OF FUNDS STATEMENT PREPARED ACCORDING TO IFAS FOR SIX MONTHS ENDING ON June 30th, 2004

(in thousands of Kazakhstan tenge)

	Comments	1st 6 months of 2004	1st 6 months of 2003
OPERATIONAL FLOW OF FUNDS:			
Pretax income		15,930,835	10,749,857
Modifications from:			
Basic funds runout and intangible assets amortization	9,10	4,688,317	4,291,099
Doubtful debt reserve and other reserves		341,481	125,456
Net switch rate income		(1,608,347)	(550,758)
Equity participation investments proceeds	6	(4,086,315)	(2,450,523)
Expenses for loans		526,232	855,093
Incomes/loss from sale of basic funds and intangible assets		(48,198)	(66,858)
Other non-monetary operations	17	(14,575)	(2,971)
Operational income before modifications in circulating capital		15,729,430	12,950,395
Funds increase (decrease) from modifications in:			
Bills receivable and other receivables		(643,192)	(848,749)
Inventory reserve		(171,146)	(159,323)
Accounts payable and advance received		(1,302,188)	410,974
Other accounts payable and liabilities charged		409,705	(699,151)
Funds, received from operational activity		14,022,609	11,654,146
Interests paid			
Dividends paid, less taxes	12	(672,889)	(931,125)
Income tax paid		(3,305,278)	(90,648)
		(1,737,408)	(1,530,786)
Net funds, received from operational activity		8,307,034	9,101,586
INVESTMENT FLOW OF FUNDS:			
Investment acquisition	7	(5,050)	(1,039,133)
Basic funds and intangible assets acquisition	17	(5,889,602)	(4,642,249)
Other		(195,496)	-
Investments realization proceeds		-	31,076
Basic funds and intangible assets realization proceeds		5,136	17,482
Net funds applied in investment activity		(6,085,012)	(5,632,824)

JOINT STOCK COMPANY "KAZAKHTELECOM"

FLOW OF FUNDS STATEMENT PREPARED ACCORDING TO IFAS (CONTINUATION) FOR SIX MONTHS ENDING ON June 30th, 2004
(in thousands of Kazakhstan tenge)

	Comments	1st 6 months of 2004	1st 6 months of 2003
FINANCIAL FLOW OF FUNDS:			
Shares and securities issue proceeds		-	-
Funds, received from loans		9,391,833	8,346,370
Repayment of loans		(11,354,308)	(12,388,178)
Net funds (applied in)/received from financial activity		(1,962,475)	(4,041,808)
NET CONVERSION OF FUNDS AND THEIR EQUIVALENTS		259,547	(573,045)
FUNDS AND THEIR EQUIVALENTS, at the beginning of accounting period		2,244,582	1,793,741
FUNDS AND THEIR EQUIVALENTS, at the end of accounting period		2,504,129	1,220,696

Chief accountant /signature/ T.N.Uzbakhanov

12 Aug. 2004

Comments on pages 7-28 are an inseparable part of the financial account.

1. CHARACTER OF ACTIVITY AND SHORT REVIEW OF BASIC ACCOUNTING PRINCIPLES

Character of activity – Joint Stock Company "Kazakhtelecom" (hereinafter "Kazakhtelecom" or "Company" was found in July 1994 on the basis of Enactment of the Cabinet of the Republic of Kazakhstan as a national joint stock company and in February 1996 was reorganized into an open joint stock company. The company is registered, domiciled and is existing in the Republic of Kazakhstan, at: 61 Abay Ave., Astana, 473000, Republic of Kazakhstan. The Company is a monopolist in the sphere of providing the basic specter of telecommunication services, including local, long-distance (internal and in CIS countries) and international telephone communication, telegraph and telex communication, telecommunication data transmission, channels rental, television and radio broadcasting, telegraph radio broadcasting, services on wireless means of communication. The Company had 33,377 workplaces by condition on 31 Mar. 2004. Shares of the company belong to the Government of the Republic of Kazakhstan, Central Asian Investments Industrial Holdings N.V. and other shareholders.

The basis for submission of financial accounting – Financial accounting of the Company was prepared according to International Financial Accounting Standards (IFAS), established by International council on financial accounting standards and is reflected in Kazakhstan tenge. The Company records accountancy accounting to the rules and regulations of accountancy, accepted in the Republic of Kazakhstan. These rules and regulations differ from International Financial Accounting Standards, and accordingly financial accounting prepared according to Kazakhstan standards was duly corrected for the purpose of conforming with IFAS.

Use of estimations and assumptions – Accordance with IFAS requires from administration of the company the use of estimations and assumptions. Such estimations and assumptions influence the sums of assets and liabilities quoted in assets and liabilities amount accounting, and disclosures of conditional assets and liabilities by the date of financial accounting and amounts of income and expenses within the accounting period presented in the accounting. In connection with this actual results may differ from the data of estimations.

Funds and their equivalents – Funds include cash, current bank accounts and short-term deposit bank accounts, the initial term of payment of redemption of which does not exceed three months.

Accounts receivable – Accounts receivable are reflected less doubtful debts reserve.

Inventory reserve – Inventory reserve is reflected by the least cost price, with application of the method of weighted average cost price and net realization cost. Cost price includes the cost of purchase, transport expenses, expenses for storage and oncosts. Net realization cost is based on a possible salvage cost less expenses on realization and delivery.

Investments – The Company does not have branch companies, significant in respect to the financial accounting, the majority of votes it would have therewith. Records of long-term investments in the companies, where participation of the company comprises more than 20% of voting shares, is made according to equity participation method. Current cost of such investments is decreased for the purpose of reflection of any decrease of cost of separate long-term investments, except for temporary decrease.

As a company, historically representing telecommunication services in the Republic of Kazakhstan, Kazakhtelecom obtained some rights and licenses on free basis. There rights and licenses were deposited to the authorized capital of joint ventures. Later such deposits were revaluated according to the current market cost. Administration assumes that this accounting treatment better reflects the Company's assets and their cost.

Financial investments – The Company classifies investments and securities into the following categories: investments, intended for trade, investments, retained before redemption and investments available for sale. The applied classification depends on the purposes, for which these investments were obtained. Administration determines classification of investments at the time of receipt and revises these estimations on regular basis.

After initial recognition the Company estimates the investments intended for trade and investments available for sale at their reasonable cost. Investments, retained before redemption are estimated by amortized cost. Income (loss) from modification of reasonable cost of investment and amortization of discount and bonus is reflected in income and expenses statement in the period of occurrence.

Basic funds and intangible assets – Property, machines and equipment, and intangible assets, applied in financial and economic activity, are included at the least out of re-estimated cost or an assumed compensated sum. Amortization and runout are charged on the basis of uniform method of writing off the cost within the term of effective service from 3 to 50 years.

Buildings	50 years
Constructions	10-20 years
Telecommunication equipment	5-20 years
Other machines and equipment	3-20 years
Transport, etc.	3-10 years
Basic funds financial lease	the least out of the effective service or lease term
Intangible assets – software	5 years

Income and loss from basic funds and intangible assets realization are included to other incomes (expenses) in income and expenses statement.

Devaluation – By each accounting date the Company makes analysis of balance cost of its material and intangible assets for establishment of the signs, denoting possible loss from devaluation. In case of existence of such signs estimation of recoverable cost of assets will be effected for the purpose of determination of possible loss from devaluation. In case of impossibility of determination of recoverable cost of a separate asset, the Company will estimate the recoverable cost of generating unit, to which such asset belongs.
In case the recoverable cost of the asset (generating unit) is less than balance cost, balance cost of the asset (generating unit) is decreased to recoverable cost. Loss from devaluation is admitted as expenses in the same period except for the cases when this asset is already included at re-estimated rate. In this case loss from devaluation is reflected on account of the existing re-estimation reserve.
In case of further recovery of loss from devaluation, balance cost of the asset (generating unit) is increased up to recoverable cost, at that recoverable cost may not exceed balance cost, determined without consideration of loss from devaluation of the asset (generating unit) in previous years. Recovery of loss from devaluation is admitted as income in the same period.

Admission of proceeds – Income from all kinds of rendered services is admitted in the same period in which such services were rendered. Income is admitted, when exists a high possibility of receipt of economic benefits from the effected operation and when the sum of income may be estimated with a considerable grade of confidence.

Expenses on loans - Expenses on loans, which directly are not related to acquisition, construction or production of assets, which require a supplementary period of preparation of them to application or to realization, are included into the cost of such assets before they are ready to application or realization. Other expenses on loans are included into income and expenses statement of the period when they were made.

Income tax – The Company determines expenses for income tax on the basis of method of obligations, according to which the expected tax effect of temporal differences in the financial accounting, prepared according to IFAS and accounting according to the requirements of Kazakhstan tax legislation are reflected as deferred tax obligations of future periods or deferred tax assets recovered in future periods. Deferred tax assets are reflected with consideration of the fact, that there is considerable possibility of their realization.

Foreign currency operations – The functional currency of the Company is Kazakhstan tenge. Switch rate income and losses from operation in foreign currency, conducted within the year, are reflected in income and expenses statement. Assets and obligations represented in foreign currency are reflected in the enclosed balance with application of exchange rates by the date of filing the report.

Non-monetary operations – The Company will effect some calculations by means of non-monetary operations. Received goods will be estimated by the cost of rendered services. Data on the goods are analyzed on regular basis for correctness of estimation and are written off to the net realization cost.

(in thousands of Kazakhstan tenge)

Modification of classification – Classification of some amounts related to the previous year, was changed for the purposes of conforming to the requirements of accounting presentation in 2003. These modifications didn't affect financial and economic activity results, presented in the previous financial accounting, and joint stock capital amount.

2. FUNDS AND THEIR EQUIVALENTS

By condition on 30 Jun. 2004 funds in the sum of 3,457 thousand KZT were limited in use by resolution of court of Almaty city for coverage of claims from the suppliers and 40,004 thousand KZT were reserved for the bills of credit.

3. ACCOUNTS RECEIVABLE, NET

	30th Jun. 2004	31st Dec. 2003
Trade receivable accounts	9,866,133	8,669,393
Doubtful debts reserve	(1,173,372)	(906,323)
Total	**8,692,761**	**7,763,070**

4. INVENTORY RESERVE, NET

	30th Jun. 2004	31st Dec. 2003
Materials	4,245,215	4,088,680
Goods	28,109	16,347)
Reserve by estimation to net realization cost	(24,769)	(27,618)
Total	**4,248,555**	**4,077,409**

5. OTHER ACCOUNTS RECEIVABLE, NET

	30th Jun. 2004	31st Dec. 2003
Other accounts receivable	2,485,834	2,813,558
Liabilities of employees and other persons	152,749	153,797
Future periods expenses	140,000	287,200
Advances paid	155,962	2,704,827
Doubtful debts reserve	2,650,947	(561,736)
Total	**5,009,499**	**5,397,646**

By condition on 30 Jun. 2004 paid advances include 1,413,096 thousand KZT of advances, paid by CJSC "National Company "KazakhstanTemirZholy" for equity participation in construction of building "Transport Tower" (by 31 Dec. 2003: 1,352,923 thousand KZT).

(in thousands of Kazakhstan tenge)

On 29 Nov. 2003 Government of the Republic of Kazakhstan issued Enactment, according to which this building will be transferred to republican property on conditions, which will be established by Finance Ministry of the Republic of Kazakhstan, Economics and Budget Planning Ministry of the Republic of Kazakhstan and Transport and Communications Ministry of the Republic of Kazakhstan jointly with the Company. By the date of this financial accounting were conducted negotiations with relevant state bodies on conclusion of a contract. Accordingly, influence of this operation will be reflected in the financial accounting of the Company in the time, when this influence may be estimated.

Accounts receivable from associated companies correspond to financial aid, provided to JSC "Altel" (see Comment 20).

6. INVESTMENTS

	30th Jun. 2004	31st Dec. 2003
LLP "GSM Kazakhstan"	13,540,598	9,474,209
CJSC "Nursat"	1,103,248	1,083,322
JSC "Altel"	-	-
Total	**14,643,846**	**10,557,531**

Name of the company	Domicile	Share in its own capital	Power of voting	Basic activity
LLP "GSM Kazakhstan"	Republic of Kazakhstan	49%	49%	Telecommunication services
JSC "Altel"	Republic of Kazakhstan	50%	50%	Telecommunication services
CJSC "Nursat"	Republic of Kazakhstan	41,25%	41,25%	Telecommunication services

The Company does not have control over the activity of JSC "Altel", because the Company is not empowered to determine financial and economic policy of JSC "Altel", is not empowered to appoint or to dismiss the majority of the Board of Directors and does not the power of the casting vote at the meeting of the Board of Directors.

The share in cumulate losses of JSC "Altel" exceeding the balance cost of investments comprises 1,040,727 thousand KZT and 761,399 thousand KZT by condition on 30th Jun. 2004 and 31st Dec. 2003, accordingly. The share in losses of JSC "Altel" is determined on the basis of not audited financial accounting of JSC "Altel" prepared according to Kazakhstan Accounting Standards.

(in thousands of Kazakhstan tenge)

Investments by equity participation method:

"GSM Kazakhstan" LLP:

	30th Jun. 2004	31st Dec. 2003
Cost of investments by the beginning of accounting period	9,474,209	4,300,549
Share of income for the accounting period	4,066,389	5,173,660
Cost of investments by the end of accounting period	**13,540,598**	**9,474,209**

Income from equity participation was admitted and reflected in income and expenses statement.

CJSC "Nursat":

	30th Jun. 2004	31st Dec. 2003
Cost of investments by the beginning of accounting period	1,083,322	1,057,400
Share of income for the accounting period	19,926	25,922
Cost of investments by the end of accounting period	**1,103,248**	**1,083,322**

Income from equity participation was admitted and reflected in income and expenses statement.

7. FINANCIAL INVESTMENTS

In 2003 the Company purchased inscribed coupon obligations with the date of redemption of 27th Sep. 2006 and indexed coupon obligations with the date of redemption of 23 Dec. 2009. The Company refers this investments to the category "investments, available for sale".

(in thousands of Kazakhstan tenge)

8. LONG-TERM RECEIVABLE ACCOUNTS

	30th Jun. 2004	31st Dec. 2003
Long-term accounts receivable from associated companies	884,525	884,525
Other long-term receivable accounts	435,213	386,735
Total	**1,319,738**	**1,271,260**

According to resolution of court of Astana city and the act of verification of 2002 accounts receivable from budget organizations in the sum of 259,334 thousand KZT must be carried forward or redeemed in 2004. In 2003 the sum of these receivable accounts was transferred to the amount of the current receivable accounts. By condition of 31st Dec. 2003, a partial charge of these receivable accounts on account of redemption of credit of KFW in the sum of 205,898 thousand KZT was effected. The rest part of the debt will be redeemed in 2004 according to time schedule.

Long-term accounts receivable from associated companies correspond to financial aid, provided by JSC "Altel" (see Comment No 20).

(in thousands of Kazakhstan tenge)

9. BASIC FUNDS, NET

	Land	Building and constructions	Equipment	Other	Uncompleted construction	Total
Initial cost						
By 1st Jan. 2004	425,231	10,203,117	109,595,145	5,015,649	6,489,389	131,728,528
Purchased	33,411	224,633	2,119,284	529,716	2,518,584	5,425,628
Transferred	-	250,062	3,302,255	11,618	(3,563,935)	-
Replaced	(488)	(11,760)	(393,398)	(86,002)	(20,5320	(512,180)
Internal transfer between the groups	-	(11,303)	56,998	(45,695)	-	-
Reclassification	-	-	(300,083)	117	361,439	61,473
By 30th Jun. 2004						
Runout						
By 1st Jan. 2004	-	3,051,680	50,987,349	2,382,012	-	56,421,041
Charged runout for the accounting period	-	128,590	4,108,599	242,579	-	4,479,768
Replaced		(3,569)	(330,218)	(49,902)		(383,689)
Internal transfer between the groups	-	(1,799)	1,257	542	-	-
Reclassification	-	-	(565)	-	-	(565)
By 30th Jun. 2004	-				-	
Reserve	-	-	-	-	(26,263)	(26,263)
Residual cost by 30thJun. 2004	458,154	7,479,847	59,613,779	2,850,172	5,758,679	76,160,631
Residual cost by 31st Dec. 2003	425,231	7,151,437	58,607,796	2,633,637	6,463,123	75,281,224

Basic funds in the sum of 2,530,134 thousand KZT is a guarantee for the loans of European Bank of Reconstruction and Development (EBRD), Sumitomo Corporation and ABN AMRO Bank by condition on 30th Jun. 2004 and 1,296,549 thousand KZT is a guarantee for the loans of European Bank of Reconstruction and Development (EBRD) and Sumitomo Corporation by condition on 31st Dec. 2003 accordingly (see Comment No11).

(in thousands of Kazakhstan tenge)

10. INTANGIBLE ASSETS, NET

Initial cost	
By 1st Jan. 2004	2,553,159
Purchased	171,731
Reclassification	(61,473)
Replaced	(1,948)
By 30th Jun. 2004	2,661,469
Amortization	
By 1st Jan. 2004	1,242,731
Charged for the period	208,549
Reclassification	565
Replaced	(1,847)
By 30th Jun. 2004	1,449,998
Residual cost by 30th Jun. 2004	**1,211,471**
Residual cost by 31st Dec. 2003	**1,310,428**

(in thousands of Kazakhstan tenge)

11. LOANS

Loans by condition on 30th Jun. 2004 include:

Creditor	Balance	Average annual nominal commission rate	Secured/ unsecured
Bank loans:			
Bank KFW	282,335	7	Unsecured
Bank Leumi, Le-Israel B.M.	386,517	2	Unsecured
Credit Line of Commerzbank (FRG) via HSBK	253,460	6	Secured
EBRD	12,962,750	5	Secured
BLG München FRG	2,094,456	2-3	Unsecured
Ljulianska Bank	558,373	5	Unsecured
Commerzbank AG	2,405,963	3	Unsecured
Nordea Bank	82,236	6	Secured
Credit Agricole Indosuez France	1,787,933	4	Unsecured
Citi Bank	682,250	5	Unsecured
Commercial loans from the suppliers:			
Sumitomo Corporation	846,486	6	Secured
The Eximbank of Korea via OJSC "Industrial Park"	1,910,692	3	Unsecured
Total loans	**24,253,451**		
Bills	1,563,201		Unsecured
Total	**25,816,652**		
Less the sum, subject to redemption within 12 months (reflected as current obligations)	(2,804,662)		
The sum subject to redemption in 12 months	23,011,990		

Within the frame of complex of measures, aimed at redistribution of terms of loans redemption and decrease of cost of the attracted financial resources, the Company and EBRD on 30th Sep. 2003 signed an agreement of attraction of syndicated loan (hereinafter "Loan Agreement") and restructuring of the existing indebtedness of the Company. The total amount of the transaction comprised 110 million US dollars, consisting of two tranches with the terms of redemption of 5 and 7 years. The established interest rate for the loan is equal to the sum of the Equity and London interbank offered rate ("LIBOR") for the period of charging the commission.

According to the signed Loan Agreement in the year of 2003 the Company received funds of the total amount of 84 million US dollars.
In the accounting period the Company received funds in the sum of 11 million US dollars.

According to the Loan Agreement, the loan is guaranteed by: proprietary rights and interests on Kazakhstan bank accounts of the company; monetary demands of the company in respect of its present and future Kazakhstan clients and debtors; rights, commissions and favours of the Company on all insurance policies, existing in the Company at present time or in future, except for the policies of obligatory insurance; immovable property represented by automatic telephone stations; movable property represented by cross equipment.

(in thousands of Kazakhstan tenge)

Loans by condition on 31st Dec. 2003 include:

Creditor	Balance	Average annual nominal commission rate	Secured/ unsecured
Bank loans:			
Bank KFW	494,326	7	Unsecured
Bank Leumi, Le-Israel B.M.	490,232	2	Unsecured
Credit Line of Commerzbank (FRG) via HSBK	344,690	6	Secured
EBRD	12,052,658	5	Secured
BLG München FRG	2,177,391	2-4	Unsecured
Ljulianska Bank	257,958	5	Unsecured
Commerzbank AG	2,616,056	3	Unsecured
Nordea bank	130,378	6	Secured
Credit Agricole Indosuez France	1,628,041	4	Unsecured
Commercial loans from the suppliers:			
Alcatel SEL AG	711,865	8	Secured
Sumitomo Corporation	1,042,421	6	Secured
Iskratel D.O.O.	8,023	7	Unsecured
Fujitsu Siemens	43,129	10	Unsecured
The Eximbank of Korea via OJSC "Industrial Park"	1,942,940	3	Unsecured
Other	3,310		Unsecured
Total loans	**23,943,598**		
Bills	1,401,522		Unsecured
Inscribed obligations	3,605,500	10	Unsecured
Total	**28,950,620**		
Less the sum, subject to redemption within 12 months (reflected as current obligations)	(7,457,384)		
The sum subject to redemption in 12 months	21,493,236		

The General Meeting of shareholders of JSC "Kazakhtelecom" on 22nd Jan. 2001 passed resolution of obligations issue, according to which on 6th Mar. 2001 National Securities Committee of the Republic of Kazakhstan effected the state registration of the first obligations emission of the Company. The volume of obligations emission of nominal cost of 100 US dollars comprises 25,000,000 US dollars, divided into 250,000 inscribed coupon obligations with the date of redemption of 15th Mar. 2004. As a result of specialized auctions by condition on 31st Dec. 2001 193,387 inscribed coupon obligations was allocated (see Comment No 14).

In 2002 residual 56,613 inscribed coupon obligations were allocated.

(in thousands of Kazakhstan tenge)

Below you can see the table, reflecting loans redemption terms:

	30th Jun. 2004	31st Dec. 2003
With the term of redemption up to one year	2,804,662	7,457,384
From one to two years	4,769,898	4,475,152
From three to five years inclusively	14,092,316	13,321,239
In five years	4,149,776	3,696,845
Total	**25,816,652**	**28,950,620**

Modification in a part of the terms of loans redemption made within the accounting period, is explained by reconstruction by the Company of the existing liability. Loans analysis in foreign currencies:

	30th Jun. 2004	31st Dec. 2003
Kazakhstan tenge	119,913	3,310
US dollars	16,060,191	17,824,703
Euro	7,357,834	8,741,668
Japanese yens	368,022	437,999
South Korean wons	1,910,692	1,942,940
Total	**25,816,652**	**28,950,620**

Central Asian Investments Industrial Holding N.V. is a principal shareholder of the Company. "Kazcommercebank" and Central Asian Investments Industrial Holding N.V. have common shareholders.

The commission paid on loans of "Kazcommercebank" comprised 32,151 thousand KZT in the year of 2003.

In the accounting period "Kazcommercebank" provided guarantees for the benefit of JSC "Kazakhtelecom" in the sum of 149,538 thousand KZT (270,059 thousand KZT for the 1st 6 months of 2003).

Government of the Republic of Kazakhstan (hereinafter "the Government") acted as the guarantor of the credit line of KFW group (hereinafter "Loan") for the purchase of equipment. In 1999 by sentence of court of the Republic of Kazakhstan a part of the loan, related to the equipment, initially supplied to JSC "Mangystaumunaigaz" and JSC "Kaskor" (the third parties), is not subject to redemption by JSC "Kazakhtelecom", but must be redeemed by the Government. By condition on the date of filing of the present financial accounting the Government and JSC "Kazakhtelecom" have not signed an official agreement, however the Government did not appeal against the sentence. Administration of the Company considers that the Government will fulfill the judgment. Administration of the Company is also obliged to reclaim the commission, paid on this part of the principal debt.

(in thousands of Kazakhstan tenge)

12. DIVIDENDS

In the accounting period dividends in the sum of 300 KZT per privileged share were charged in the sum of 60,478 thousand KZT according to the documents on shares emission.
According to the resolution passed at the Annual Meeting of shareholders of 23rd Apr. 2004 was effected additional charge of dividends on preference shares in the sum of 5,969 thousand KZT for the purpose of leveling of their amount to the amount of ordinary shares, according to the requirements of the Republic of Kazakhstan. In the accounting period payments effected on preference shares comprised the sum of 93,775 thousand KZT.

According to the resolution passed at the Annual Meeting of shareholders of 23rd Apr. 2004 was effected additional charge of dividends on ordinary shares in the sum of 3,438,524 thousand KZT. In the accounting period payment in the sum of 3,211,503 thousand KZT was made.

13. INCOME TAX

Below there are time differences on deferred taxes:

	30th Jun. 2004	31st Dec. 2003
Deferred income tax asset		
Difference in doubtful debts reserve	1,173,371	906,323
Other	424,735	435,589
	1,598,106	1,341,912
State tax rate	30%	30%
Deferred income tax asset	479,432	402,574
Deferred income tax obligations		
Difference in residual cost of the property, machines and equipment and in construction in process	20,914,702	20,610,571
	20,914,702	20,610,571
State tax rate	30%	30%
Deferred income tax obligations	6,274,411	6,183,172
Net deferred income tax obligations	**5,794,979**	**5,780,598**

Expenses on income tax in the income and expenses statement are subdivided into the following categories:

	1st 6 months of 2004	1st 6 months of 2003
(Income)/Expenses for deferred income tax	14,381	734,744
Expenses for current income tax	3,666,524	2,483,808
Expenses for income tax	**3,680,905**	**3,218,552**

(in thousands of Kazakhstan tenge)

In the below table you can see coordination of 30% rate of income tax and actual sum of income tax by condition on 30th Jun., 2004 and 2003:

	1st 6 months of 2004	1st 6 months of 2003
Net income before taxation	15,931,332	10,749,857
Tax at 30% rate	4,779,340	3,244,957
The sum of tax on expenses non acceptable for deductions / (not taxable income)	(1,098,435)	158,822
The sum of tax on expenses non acceptable for deductions / switch rate (income)	-	(165,227)
Expenses for income tax	**3,680,905**	**3,218,552**

Average effective tax rate comprises 23,1% and 29,9% for the 1st 6 months of 2004 and 2003 accordingly.

Taxes are subject to payment according to tax legislation of the Republic of Kazakhstan. A part of expenses in income and expenses statement is not subject to deductions according to Kazakhstan tax legislation, while other expenses are subject to deduction only in future periods. Usually for such expenses, subject to deduction in future periods, is charged deferred tax asset. In Kazakhstan income tax rate amounts to 30%. Tax, charged for the year ending 31st Mar. 2004 is unproportional to the sum of income before taxation due to the expenses, reflected in income and expenses statement, but not subject to deduction according to tax legislation of the Republic of Kazakhstan, and not charged incomes.

14. AUTHORIZED CAPITAL AND UNDISTRIBUTED PROFIT

	30th Jun. 2004	31st Dec. 2003
Authorized capital:		
Privileged not voting shares (1,213,653 shares, registered, issued and paid in full; nominal cost 1,000 KZT)	1,213,653	1,213,653
Ordinary voting shares (10,922,876 shares, registered, issued and paid in full; nominal cost 1,000 KZT)	10,922,876	10,922,876
Adjustment for inflation	23,606,449	23,606,449
Called in capital (810,456 preference shares at the price of exchange by 30th Jun., 2004 and 31st Dec. 2003 accordingly)	(2,652,860)	(2,652,860)
	33,090,118	**33,090,118**

(in thousands of Kazakhstan tenge)

Authorized capital of the Company consists of ordinary voting shares and privileged non-voting shares. Nominal cost of ordinary and preference shares amounts to 1,000 KZT. All ordinary shares have equal power of voting. Preference shares have privileges for receipt of dividends in case of liquidation, but they do not have the power of vote. For preference shares dividends are paid in the amount not less than 30% of nominal cost of the shares.

The Board of Directors of the Company according to resolution of the General meeting of shareholders passed resolution of 22nd Oct. 2001 of exchange of preference shares for obligations. Auctions were organized from 26th to 30th of Nov. and from 3rd to 5th Dec. 2001 at Kazakhstan Stock Exchange.

In the result of specialized auctions in 2001-2002 250,000 inscribed nominal coupon obligations of the Company were completely allocated. These obligations were completely redeemed according to emission circular in March 2004.

By condition on 30th Jun. 2004 and 31st Dec. 2003 called in preference shares were not placed at share market.

Undistributed income by 30th Jun. 2004 and 31st Dec. 2003 does not include the amount of undistributed reserves in the sum of 1,842,404 thousand KZT, which corresponds to the difference between the nominal cost of called in preference shares and the cost of their exchange for inscribed obligations.

Distributable income for determination of dividends on ordinary shares is estimated by the data of financial accounting for corresponding year, prepared according to Kazakhstan Accounting Standards.

(in thousands of Kazakhstan tenge)

The following shareholders own the equity exceeding 5% of Authorized Capital:

Shareholder or nominal holder	**Number of shares 30th Jun. 2004**	**Number of shares 31st Dec. 2003**	**Share of the authorized capital, % 30th Jun. 2004 and 31st Dec. 2003**	
Ordinary shares				
Committee of State Property and Privatization of Finance Ministry	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Investments Holding N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Other	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Privileged shares	1,213,653	1,213,653	10.0	10.0
Total	12,136,529	12,136,529	100.0	100.0
Preference shares- withdrawn	(810,456)	(810,456)		

15. OPERATIONAL EXPENSES

	1st 6 months of 2004	**1st 6 months of 2003**
Raw materials and other materials	1,203,610	1,077,433
Expenses for personnel	9,824,755	8,813,833
Runout and amortization of basic funds and intangible assets	4,688,317	4,291,099
Maintenance and upkeep of basic funds	790,895	576,206
Communication expenses	6,554,620	5,400,175
Electric power and public utility	402,072	398,925
Expenses for banking services	146,110	142,038
Expenses for business trips	240,192	183,380
Expenses on realization	357,516	256,521
Expenses on taxes	605,192	578,611
Other operational expenses and charges	1,707,575	1,149,167
Total	**26,520,854**	**22,867,388**

Below you can see verification with the sums, presented in income and expenses statement:

	1st 6 months of 2004	**1st 6 months of 2003**
Cost price of the rendered services	20,592,407	17,807,214
Expenses on realization, general and administrative expenses	5,928,447	5,060,174
Total	**26,520,854**	**22,867,388**

(in thousands of Kazakhstan tenge)

16. PROFIT PER SHARE

Profit per share considering the basic and derivative profit per share comprised 1,115 and 684 KZT for the 1st 6 months of 2004 and 2003 accordingly.

Calculation of the basic and derivative profit per ordinary share is based on the following data:

	1st 6 months of 2004	**1st 6 months of 2003**
Net profit for the period	12,249,930	7,531,305
Dividends for preference shares	(66,447)	(60,475)
Profit with consideration of the basic and derivative profit per ordinary share	**12,183,483**	**7,470,830**

Number of ordinary shares for the 1st 6 months of 2004 and 2003 comprised 10,922,876. At that there were no possible ordinary shares with derivative effect.

17. ADDITIONAL INFORMATION FOR THE FUNDS FLOW REPORT

In the 1st 6 months of 2004 and 2003 the line "Other non-monetary operations" includes the sum of other non-monetary operations.

18. RISK CONCENTRATION AND CONDITIONAL OBLIGATIONS

Operational environment – The basic operations of the Company will be conducted on the territory of the Republic of Kazakhstan. Laws and normative acts, regulating business entrepreneurial business in the Republic of Kazakhstan, are often changed, in this connection assets and operations of the Company may be subject to risk due to negative changes in political and business sphere.

Taxes – As a result of tax inspections in the future may arise questions or estimations, differing from tax declarations of the Company. Such estimations may relate to taxes, penalties and percents and entail considerable charges. The Company considers that it observes Kazakhstan tax legislation.

(in thousands of Kazakhstan tenge)

19. PROVISION AND BENEFITS FOR RETIRED PERSONNEL

Provision for retired personnel – According to legislation of the Republic of Kazakhstan all employees of the Company receive state retirement provision. Expenses for retirement provision for the periods ending on the 30th Jun. 2004 and 2003, comprised 762,123 thousand KZT and 669,372 thousand KZT accordingly. By condition on the 30th Jun. 2004 and 2003 the Company did not have considerable obligations before its current or former employees on supplementary retirement payments, expenses for post-retirement medical service, insurance payments or other retirement benefits, except for the obligation stated below.

Obligations of social character – On 17th Dec. 1998 the Company concluded a collective contract with its employees. By conditions of this contract the Company is obliged to make certain social payments after retirement of the personnel, the sum of which vary from time to time. In connection with the fact that the Company does not possess sufficient statistic information for estimation of assumed period of retirement of the employees, this financial accounting does not reflect reserve on such obligations. Administration of the Company assumes that the sum of possible reserve is not substantial for the financial accounting.

20. COVENANTED PARTIES

In 1996 the Company concluded a contract of rendering telecommunication services with JSC "Altel". The Company rendered telecommunication services for the sum of 177,770 thousand KZT and 127,537 thousand KZT for the 1st 6 months of 2004 and 2003 accordingly.

For the purpose of increase of circulating resources and for realization of the project of supply and development pf the net of CDMA Standard, the Company in 2003 rendered financial aid to JSC "Altel" in the amount of 884,525 thousand KZT on conditions of payback before February 2007 and provided it with a guarantee, secured by purchased equipment in the sum of 14 million US dollars for purchase of mobile net equipment. This operation was approved by resolution of the General Meeting of shareholders of the Company.
In the accounting period the Company rendered financial aid in the sum of 140,000 thousand KZT on conditions of return in the term before May 2005.

In 1999 the Company concluded contract of rendering and consumption of telecommunication services with "GSM Kazakhstan" LLP. The Company rendered and consumed telecommunication services for the sum of 3,162,391 thousand KZT and 2,873,718 thousand KZT for the 1st 6 months of 2004 and 2,655,731 thousand KZT and 2,534,073 thousand KZT for the 1st 6 months of 2003 accordingly.

(in thousands of Kazakhstan tenge)

In August of 2002 the Company obtained a share of participation in CJSC "Nursat". The Company rendered and consumed telecommunication services for the sum of 52,183 thousand KZT and 14,791 thousand KZT for the 1st 6 months of 2004 and 32,748 thousand KZT and 2,684 thousand KZT for the 1st 6 months of 2003 accordingly.

Prices in mutual operations with covenanted parties are established by method of comparable uncontrolled price.

21. INVESTMENT OBLIGATIONS

- for 2004	25,495,160
- for 2005	12,318,000
	37,813,160

22. PISK MANAGEMENT POLICY

Risk management is an essential element of financial and economic activity of the Company. The basic risks appropriate to the Company are connected with solvency of clients, market modifications of commission rate and foreign currencies exchange rates. Below there is a description of the company's policy in respect of these risks.

Credit risks management – Financial instruments, which potentially may lead to credit risk concentration, are represented mainly by accounts receivable of the main activity and from other debtors. Credit risk connected with these assets bears limited character due to considerable client base of the Company and effecting of constant procedures of control for creditability of consumers and other debtors.

Currency risks management – Financial instruments, which potentially may lead to currency risk concentration are mainly represented by payable and receivable accounts on the basic activity and loans. Currencies in which the Company received loans are reflected in Comment No 11.

(in thousands of Kazakhstan tenge)

Interest risks management – receivable accounts of the Company include interest-free financial assets. Interest rates paid for the loans of the Company are revealed in Comment No 11.

23. FOLLOW-UP EVENTS

By condition on the date of financial accounting, called in preference shares were not placed at share market (see Comment No 14).

24. TELECOMMUNICATION MARKET LIBERALIZATION PROGRAM

In February of 2003 the Government of the Republic of Kazakhstan adopted a Program of Development of Telecommunication Sector of the Republic of Kazakhstan for 2003-2005 (hereinafter – "Program"). The main purpose of the Program is creation and forming of mechanisms aimed at future development of telecommunication sector of Kazakhstan economics, competitively integrated into the global information infrastructure. The program covers phase liberalization of telecommunication market in the Republic and includes rebalancing of fees for the achievement of payability of all kind of telecommunication services, implementation of mechanism of public services financing, implementation of time registration system for local communication services.

The Program provides for telecommunication market liberalization by means of entitlement for rendering services of international and long-distance communication to operators for the consumers of their nets. The power of property and use of telecommunication arteries of the Republic of Kazakhstan, belonging to the Company, is remained for JSC "Kazakhtelecom".

On the 5th of July of 2004 was signed the Act of the Republic of Kazakhstan "On communication" The Act establishes legal basis of activity in the sphere of communication at the territory of the Republic of Kazakhstan, stipulates powers of state bodies on regulation of this activity, powers and obligations of physical and juridical persons, rendering or consuming communication services. The Act introduces basic conceptual approaches to liberalization of market.
The Act establishes the Rules of interrelation of operators and introduces definitions "Dominating communication operator", "Universal services".

According to the Act losses of communication operators rendering universal telecommunication services in rural communities are subject to compensation on account of budget funds of the Republic of Kazakhstan.
For the purpose of forming these budget funds, by the Act of the Republic of Kazakhstan of the 5th of July 2004 No 568-II in Taxation Code was implemented additional payment for rendering long-distance and (or) international telephone communication. Payers are fixed communication consumers, possessing an appropriate license. Annual rates of this payment are established by the Government of the Republic of Kazakhstan.

At present time appropriate Enactments of the Government are being prepared necessary for realization of the regulations of Communication Act and Taxation Code.

Influence of liberalization of the sector will be reflected in financial accounting of the Company when it becomes possible to make its estimation according to the rules and methods of Communication Act determined by the Government.

REGISTER

For issue of financial accounting of the Company
prepared according to IFAS
for the 1st 6 months ending on
30th Jun. 2004

1. T.N. Uzbakhanov (original) /signature/
2. L.O.Donenbayeva (copy) /signature/ 08/13/2004
3. D.P. Pak (copy) /signature/ 08/13/2004
4. Y.A.Zhazykbayev (copy) /signature/ 08/13/2004

D.Bekteleuov /signature/

The thirteenth day of July, the year two thousand and six.

I, the undersigned, Bekesheva Galina Vladimirovna, a Notary Private in and for the City of Almaty, license No. 0002054, issued by the Ministry of Justice of the Republic of Kazakhstan dated 15.12.2004, do hereby certify that this is a true and correct copy of the original document; in the latter, were found no erasures, additions, insertions, crossed out words and any other modifications, alterations or peculiarities.

Registered under No 1-997
Paid for Notary's services 3090 KZT
Notary: /signed/

Seal of, Bekesheva Galina Vladimirovna, a Notary Public aforesaid, license No. 0002054, issued by the Ministry of the Republic of Kazakhstan on 15 Dec. 2004, affixed.

Текст-перевод копии документа с русского на английский язык выполнен переводчиком **Ивановой Еленой Александровной**.
Город Алматы, тринадцатое июля две тысячи шестого года.

Подпись Иванова Елена Александровна

Республика Казахстан, город Алматы, тринадцатое июля две тысячи шестого года.
Я, Бекешева Г.В., нотариус города Алматы, действующий на основании государственной лицензии № 0002054, выданной Министерством юстиции Республики Казахстан от 15.12.2004 года, свидетельствую подлинность подписи, сделанной известным мне переводчиком **Ивановой Еленой Александровной.**

Зарегистрировано в реестре за № 1 - 998
Сумма, оплаченная нотариусу за совершенное нотариальное действие – 103 тенге
Нотариус

БЕКЕШЕВА ГАЛИНА ВЛАДИМИРОВНА
ЛИЦЕНЗИЯ № 0002054
ВЫДАНА 15 ДЕКАБРЯ 2004 ГОДА МИНИСТЕРСТВОМ ЮСТИЦИИ РЕСПУБЛИКИ КАЗАХСТАН
* НОТАРИУС *

RECEIVED
2006 AUG -9 P 1:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

Финансовая отчетность, подготовленная в соответствии с Международными Стандартами Финансовой Отчетности
За квартал, закончившийся 31 марта 2004 г.

АРТҚЫ БЕТТІ ҚАРАҢЫЗ
СМ. НА ОБОРОТЕ

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

СОДЕРЖАНИЕ

Страница

ФИНАНСОВАЯ ОТЧЕТНОСТЬ
ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2004 г.:

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

БАЛАНС, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ПО СОСТОЯНИЮ НА 31 МАРТА 2004 г.
(в тысячах казахстанских тенге)

	Коммен-тарии	31.03.2004	31.12.2003
АКТИВЫ			
ТЕКУЩИЕ АКТИВЫ:			
Денежные средства и их эквиваленты	2	2,165,706	2,244,582
Дебиторская задолженность, нетто	3	8,090,810	7,763,070
Товарно-материальные запасы, нетто	4	4,158,819	4,077,409
Прочая дебиторская задолженность, нетто	5	4,982,911	5,397,646
Всего текущие активы		19,398,246	19,482,707
Инвестиции	6	12,298,593	10,557,531
Финансовые инвестиции	7	457,083	467,867
Долгосрочная дебиторская задолженность	8	1,311,754	1,271,260
Долгосрочные расходы будущих периодов		135,129	78,652
Основные средства, нетто	9	76,231,773	75,281,224
Нематериальные активы, нетто	10	1,283,861	1,310,428
ВСЕГО АКТИВЫ		111,116,439	108,449,669
ОБЯЗАТЕЛЬСТВА И АКЦИОНЕРНЫЙ КАПИТАЛ			
ТЕКУЩИЕ ОБЯЗАТЕЛЬСТВА:			
Кредиторская задолженность		4,897,750	6,365,378
Авансы полученные		1,071,008	733,624
Прочая кредиторская задолженность и начисленные обязательства		1,162,796	1,249,188
Краткосрочные займы	11	4,900,581	7,457,384
Задолженность по налогам		1,511,206	884,966
Дивиденды к оплате	12	414,673	487,690
Всего текущие обязательства		13,958,014	17,178,230
Долгосрочные займы	11	21,542,876	21,493,236
Обязательства по отсроченному подоходному налогу	13	5,730,430	5,780,598
ВСЕГО ОБЯЗАТЕЛЬСТВА		41,231,320	44,452,064
АКЦИОНЕРНЫЙ КАПИТАЛ:			
Уставный капитал	14	33,090,118	33,090,118
Нераспределенная прибыль	14	36,795,001	30,907,487
Всего акционерный капитал		69,885,119	63,997,605
ВСЕГО ОБЯЗАТЕЛЬСТВА И АКЦИОНЕРНЫЙ КАПИТАЛ		111,116,439	108,449,669

Главный бухгалтер Узбаханов Т. Н.

17 мая 2004 г.

Комментарии на стр. 7-27 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДОХОДАХ И РАСХОДАХ, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2004 г.

(в тысячах казахстанских тенге, за исключением прибыли на акцию)

	Комментарии	1 квартал 2004	1 квартал 2003
ВЫРУЧКА ОТ РЕАЛИЗАЦИИ УСЛУГ		17,562,482	14,795,855
СЕБЕСТОИМОСТЬ ПРЕДОСТАВЛЕННЫХ УСЛУГ	15	(9,627,651)	(8,286,664)
ВАЛОВАЯ ПРИБЫЛЬ		7,934,831	6,509,191
РАСХОДЫ ПО РЕАЛИЗАЦИИ, ОБЩИЕ И АДМИНИСТРАТИВНЫЕ РАСХОДЫ	15	(2,977,928)	(2,184,752)
ПРИБЫЛЬ ОТ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ		4,956,903	4,324,439
ПРОЧИЕ ДОХОДЫ/(РАСХОДЫ)			
Затраты по займам		(301,047)	(452,988)
Чистый доход по курсовой разнице		1,108,071	537,899
Доход от инвестиций по долевому участию	6	1,741,062	1,011,041
Прочие доходы		321,840	508,644
Прочие расходы		(26,786)	(421,959)
Всего прочие доходы		2,843,140	1,182,637
ПРИБЫЛЬ ДО НАЛОГООБЛОЖЕНИЯ		7,800,043	5,507,076
РАСХОДЫ ПО ПОДОХОДНОМУ НАЛОГУ	13	(1,882,287)	(1,927,546)
ЧИСТАЯ ПРИБЫЛЬ		5,917,756	3,579,530
ПРИБЫЛЬ НА АКЦИЮ в расчете базовой и производной прибыли на акцию, в тенге	16	539	328

Главный бухгалтер Узбаханов Т. Н.

17 мая 2004 г.

Комментарии на стр. 7-27 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2004 г.

(в тысячах казахстанских тенге)

	Коммен-тарии	Уставный капитал	Нераспреде-ленная прибыль	Всего
Сальдо на 1 января 2003 г.		33,090,118	17,634,931	50,725,049
Чистая прибыль за год		-	16,633,566	16,633,566
Дивиденды	12	-	(3,361,010)	(3,361,010)
Сальдо на 31 декабря 2003 г.		33,090,118	30,907,487	63,997,605
Чистая прибыль за отчетный период		-	5,917,756	5,917,756
Дивиденды	12	-	(30,242)	(30,242)
Сальдо на 31 марта 2004 г.		33,090,118	36,795,001	69,885,119

Главный бухгалтер Узбаханов Т. Н.

17 мая 2004 г.

Комментарии на стр. 7-27 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2004 г.
(в тысячах казахстанских тенге)

	Коммен-тарии	1 квартал 2004	1 квартал 2003
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ОПЕРАЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Прибыль до налогообложения		7,800,043	5,507,076
Поправки на:			
Износ основных средств и амортизацию нематериальных активов	9, 10	2,305,952	2,118,990
Резерв по сомнительной задолженности и прочие резервы		74,068	237,787
Чистый доход от курсовой разницы		(1,108,071)	(537,899)
Доход от инвестиций по долевому участию	6	(1,741,062)	(1,011,041)
Затраты по займам		301,047	452,988
(Доход)/убыток от реализации основных средств и нематериальных активов		(96,849)	35,545
Прочие неденежные операции	17	(1,152)	(2,181)
Операционная прибыль до изменений в оборотном капитале		7,533,976	6,801,265
Увеличение (уменьшение) денежных средств от изменений в:			
Счетах к получению и прочей дебиторской задолженности		(9,976)	19,617
Товарно-материальных запасах		(81,410)	(164,054)
Кредиторской задолженности и авансов полученных		(1,130,244)	(301,351)
Прочей кредиторской задолженности и начисленных обязательствах		775,017	124,937
Денежные средства, полученные от операционной деятельности		7,087,363	6,480,414
Проценты уплаченные		(449,099)	(571,500)
Дивиденды уплаченные, за вычетом налогов	12	(87,915)	(85,196)
Подоходный налог уплаченный		(1,102,476)	(775,000)
Чистые денежные средства, поступившие от операционной деятельности		5,447,873	5,048,718
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Приобретение инвестиций	7	(5,050)	(310,785)
Приобретение основных средств и нематериальных активов	17	(3,703,063)	(2,578,747)
Прочие выплаты		(13,814)	-
Поступления от реализации инвестиции		-	16,054
Поступления от реализации основных средств и нематериальных активов		2,019	15,547
Чистые денежные средства, использованные в инвестиционной деятельности		(3,719,908)	(2,857,931)

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ,
ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО (ПРОДОЛЖЕНИЕ),
ЗА КВАРТАЛ, ЗАКОНЧИВШИЙСЯ 31 МАРТА 2004 г.
(в тысячах казахстанских тенге)

	Коммен-тарии	1 квартал 2004	1 квартал 2003
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ФИНАНСОВОЙ ДЕЯТЕЛЬНОСТИ:			
Поступления от эмиссии акций и других ценных бумаг		-	-
Денежные средства, полученные по займам		2,893,398	1,931,480
Погашение займов		(4,700,239)	(4,350,227)
Чистые денежные средства, (использованные в)/ поступившие от финансовой деятельности		(1,806,841)	(2,418,747)
ЧИСТОЕ ИЗМЕНЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ И ИХ ЭКВИВАЛЕНТОВ		(78,876)	(227,960)
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ, на начало отчетного периода		2,244,582	1,793,741
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ, на конец отчетного периода		2,165,706	1,565,781

Главный бухгалтер Узбаханов Т. Н.

17 мая 2004 г.

Комментарии на стр. 7-27 являются неотъемлемой частью данной финансовой отчетности.

1. ХАРАКТЕР ДЕЯТЕЛЬНОСТИ И КРАТКИЙ ОБЗОР ОСНОВНЫХ ПРИНЦИПОВ БУХГАЛТЕРСКОГО УЧЕТА

Характер деятельности – Акционерное Общество «Казахтелеком» («Казахтелеком»» или «Компания») было создано в июне 1994 г. на основании Постановления Кабинета Министров Республики Казахстан как национальная акционерная компания и в феврале 1996 г. преобразована в открытое акционерное общество. Компания зарегистрирована, расположена и осуществляет свою деятельность в Республике Казахстан. Юридический адрес Компании: Республика Казахстан, 473000, г. Астана, ул. Абая, 61. Компания является монополистом в области предоставления основного спектра телекоммуникационных услуг, включая местную, междугороднюю (внутреннюю и по странам СНГ) и международную телефонную связь, телеграфную и телексную связь, телекоммуникационную передачу данных, аренду каналов, теле- и радио-трансляцию, телеграфную радиотрансляцию, услуги по беспроводным средствам связи. Компания имела 33,377 рабочих мест по состоянию на 31 марта 2004 г. Акции Компании принадлежат Правительству Республики Казахстан, Central Asian Investments Industrial Holdings N.V. и другим акционерам.

Основа представления финансовой отчетности – Финансовая отчетность Компании подготовлена в соответствии с Международными Стандартами Финансовой Отчетности («МСФО»), установленными Международным советом по стандартам финансовой отчетности и представлена в казахстанских тенге. Компания ведет бухгалтерский учет в соответствии с правилами и положениями бухгалтерского учета, принятыми в Республике Казахстан. Данные правила и положения отличаются от Международных Стандартов Финансовой Отчетности, соответственно, финансовая отчетность, подготовленная согласно казахстанским стандартам, была надлежащим образом скорректирована с целью соответствия МСФО.

Использование оценок и допущений – Соответствие МСФО требует от руководства Компании использования оценок и предположений. Данные предположения и оценки оказывают влияние на приводимые в отчетности суммы активов и обязательств, а также раскрытия по условным активам и обязательствам на день составления финансовой отчетности и представленные в отчетности суммы доходов и расходов в течение отчетного периода. В связи с этим фактические результаты могут отличаться от данных оценок.

Денежные средства и их эквиваленты – Денежные средства включают наличные в кассе, а также текущие банковские счета и краткосрочные депозитные счета в банках, первоначальный срок погашения которых не превышает трех месяцев.

Дебиторская задолженность – Дебиторская задолженность отражается за вычетом резерва по сомнительным долгам.

Товарно-материальные запасы – Товарно-материальные запасы отражаются по наименьшей из себестоимости, с использованием метода средневзвешенной стоимости, и чистой стоимости реализации. Себестоимость включает стоимость покупки, транспортные расходы, расходы на хранение и накладные расходы. Чистая стоимость реализации основана на возможной продажной стоимости за вычетом расходов по реализации и доставке.

Инвестиции – Компания не имеет существенных по отношению к финансовой отчетности дочерних предприятий, где она обладала бы большинством голосов. Учет долгосрочных инвестиций в компаниях, где участие составляет более 20% от числа голосующих акций, осуществляется по методу долевого участия. Текущая стоимость подобных инвестиций уменьшается в целях отражения любого, за исключением временного, снижения стоимости отдельных долгосрочных инвестиций.

Как Компания, исторически предоставляющая телекоммуникационные услуги в Республике Казахстан, Казахтелеком приобрел некоторые права и лицензии бесплатно. Данные права и лицензии вносились в уставный капитал совместных предприятий. Впоследствии данные взносы переоценивались по текущей рыночной стоимости. Руководство полагает, что данная бухгалтерская трактовка лучше отражает активы Компании и их стоимость.

Финансовые инвестиции – Компания классифицирует инвестиции в ценные бумаги по следующим категориям: инвестиции, предназначенные для торговли, инвестиции удерживаемые до погашения и инвестиции, доступные для продажи. Применяемая классификация зависит от целей, для которых данные инвестиции были приобретены. Руководство определяет классификацию инвестиций во время приобретения и пересматривает сделанные оценки на регулярной основе.

После первоначального признания Компания оценивает инвестиции, предназначенные для торговли, и инвестиции, доступные для продажи, по их справедливой стоимости. Инвестиции, удерживаемые до погашения, оцениваются по амортизированной стоимости. Прибыль (убыток) от изменения справедливой стоимости инвестиции и амортизация дисконта и премии отражается в отчете о доходах и расходах в период возникновения.

Основные средства и нематериальные активы – Имущество, машины и оборудование, а также нематериальные активы, используемые в финансово-хозяйственной деятельности, учитываются по наименьшей из переоцененной стоимости или предполагаемой возмещаемой суммы. Амортизация и износ начисляются на основе равномерного метода списания стоимости в течение срока полезной службы от трех до пятидесяти лет:

Здания	50 лет
Сооружения	10-20 лет
Телекоммуникационное оборудование	5-20 лет
Прочие машины и оборудование	3-20 лет
Транспорт и прочее	3-10 лет
Финансируемая аренда основных средств	наименьший из полезного срока службы или срока аренды
Нематериальные активы - програмное обеспечение	5 лет

Доходы и убытки от реализации основных средств и нематериальных активов включены в прочие доходы (расходы) в отчете о доходах и расходах.

Обесценение – На каждую отчетную дату Компания проводит анализ балансовой стоимости своих материальных и нематериальных активов для определения признаков, указывающих на возможное возникновение убытков от обесценения. В случае наличия таких признаков, производится оценка возмещаемой стоимости активов, с целью определения возможного убытка от обесценения. В случае невозможности определения возмещаемой стоимости отдельного актива, Компания проводит оценку возмещаемой стоимости генерирующей единицы, к которой принадлежит такой актив.

В случае, если возмещаемая стоимость актива (генерирующей единицы) меньше балансовой стоимости, тогда балансовая стоимость актива (генерирующей единицы) уменьшается до возмещаемой стоимости. Убыток от обесценения признается расходом в том же периоде, за исключением случаев, когда данный актив уже учитывается по переоцененной стоимости. В таком случае убыток от обесценения отражается за счет существующего резерва по переоценке.

В случае последующего восстановления убытка от обесценения, балансовая стоимость актива (генерирующей единицы) увеличивается до возмещаемой стоимости, при этом, возмещаемая стоимость не может превышать балансовую стоимость, определяемую без учета убытков от обесценения актива (генерирующей единицы) в предыдущих годах. Восстановление убытка от обесценения признается доходом в том же периоде.

Признание выручки – Доходы по всем видам оказанных услуг признаются в том же периоде, в котором соответствующие услуги были оказаны. Доходы признаются, когда существует высокая вероятность получения экономических выгод от осуществленной операции и когда сумма доходов может быть оценена с достаточной степенью уверенности.

Затраты по займам – Затраты по займам, которые напрямую относятся к приобретению, строительству или производству активов, для которых требуется длительный период времени для подготовки их к использованию или к реализации, включаются в стоимость таких активов до тех пор, пока они не готовы к использованию или реализации. Другие затраты по займам включаются в отчет о доходах и расходах в том периоде, в котором они были понесены.

Подоходный налог – Компания определяет расходы по подоходному налогу на основе метода обязательств, согласно которому ожидаемый налоговый эффект временных разниц в финансовой отчетности, подготовленной в соответствии с МСФО, и отчетности в соответствии с требованиями Казахстанского налоговым законодательством отражены как отсроченные налоговые обязательства будущих периодов или отсроченные налоговые активы, возмещаемые в будущих периодах. Отсроченные налоговые активы отражаются с учетом того, что имеется существенная вероятность их реализации.

Операции с иностранной валютой – Функциональной валютой Компании является казахстанский тенге («тенге»). Доходы и убытки от курсовой разницы по операциям в иностранной валюте, совершенным в течение года, показаны в отчете о доходах и расходах. Активы и обязательства, представленные в иностранной валюте, отражены в прилагаемом балансе с использованием обменных курсов на дату составления отчета.

Неденежные операции – Компания осуществляет некоторые расчеты посредством неденежных операций. Полученные товары оцениваются по стоимости предоставленных услуг. Данные по товарам анализируются на регулярной основе для правильности оценки и списываются до чистой реализационной стоимости.

Изменение классификации – Классификация некоторых сумм, относящихся к предыдущему году, была изменена в целях соответствия требованиям представления отчетности в 2003 г. Данные изменения не оказали влияния как на результаты финансово-хозяйственной деятельности, представленные в предыдущей финансовой отчетности, так и на сумму акционерного капитала.

2. ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ

По состоянию на 31 марта 2004 г. денежные средства в сумме 3,457 тысяч тенге, были ограничены в использовании по решению суда г.Алматы в покрытие исковых требований поставщиков, и 46,646 тысяч тенге были зарезервированы под аккредитивы.

3. ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ, НЕТТО

	31.03.2004	31.12.2003
Торговая дебиторская задолженность	9,030,659	8,669,393
Резерв по сомнительным долгам	(939,849)	(906,323)
Всего	**8,090,810**	**7,763,070**

4. ТОВАРНО-МАТЕРИАЛЬНЫЕ ЗАПАСЫ, НЕТТО

	31.03.2004	31.12.2003
Материалы	4,161,521	4,088,680
Товары	24,149	16,347
Резерв по оценке до чистой стоимости реализации	(26,851)	(27,618)
Всего	**4,158,819**	**4,077,409**

5. ПРОЧАЯ ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ, НЕТТО

	31.03.2004	31.12.2003
Прочая дебиторская задолженность	2,483,891	2,813,558
Задолженность работников и других лиц	157,107	153,797
Расходы будущих периодов	241,746	287,200
Авансы выплаченные	2,680,991	2,704,827
Резерв по сомнительным долгам	(580,824)	(561,736)
Всего	**4,982,911**	**5,397,646**

По состоянию на 31 марта 2004 г., авансы выплаченные включают 1,413,096 тысячи тенге авансов, уплаченных ЗАО «Национальная Компания «КазахстанТемирЖолы» за долевое участие по строительству здания «Transport Tower». (на 31 декабря 2003 г: 1,352,923 тысячи тенге).



29 ноября 2003 г. Правительство Республики Казахстан выпустило Постановление, согласно которому данное здание будет передано в республиканскую собственность на условиях, которые будут определены Министерством финансов Республики Казахстан, Министерством экономики и бюджетного планирования Республики Казахстан и Министерством транспорта и коммуникаций Республики Казахстан совместно с Компанией. На дату данной финансовой отчетности велись переговоры с соответствующими государственными органами по поводу составления договора. Соответственно, влияние данной операции будет отражено в финансовой отчетности Компании в тот момент, когда оно может быть оценено.

6. ИНВЕСТИЦИИ

	31.03.2004	31.12.2003
ТОО «GSM Казахстан»	11,207,473	9,474,209
ЗАО «Нурсат»	1,091,120	1,083,322
АО «Алтел»	-	-
Всего	**12,298,593**	**10,557,531**

Наименование	Местонахождение и место осуществления деятельности	Доля в собственном капитале	Право голоса	Основная деятельность
ТОО «GSM Казахстан»	Республика Казахстан	49%	49%	Телекоммуникационные услуги
АО «Алтел»	Республика Казахстан	50%	50%	Телекоммуникационные услуги
ЗАО «Нурсат»	Республика Казахстан	41.25%	41.25%	Телекоммуникационные услуги

Компания не имеет контроля над деятельностью АО «Алтел», поскольку Компания не имеет полномочий определять финансово-хозяйственную политику АО «Алтел», не имеет полномочий назначать или смещать большинство членов Совета Директоров и не имеет права решающего голоса на собрании Совета Директоров.

Доля в накопленных убытках АО «Алтел», превышающая балансовую стоимость инвестиций, составляет 892,993 тысяч тенге и 761,399 тысяч тенге по состоянию на 31 марта 2004 и 31 декабря 2003 гг., соответственно. Доля в убытках АО «Алтел» определена на основании непроаудированной финансовой отчетности АО «Алтел», подготовленной согласно Казахстанским Стандартам Бухгалтерского Учета.

Инвестиции по методу долевого участия:

ТОО «GSM Казахстан»:

	31.03.2004	31.12.2003
Стоимость инвестиций на начало отчетного периода	9,474,209	4,300,549
Доля доходов за отчетный период	1,733,264	5,173,660
Стоимость инвестиций на конец отчетного периода	**11,207,473**	**9,474,209**

Доход от долевого участия был признан и отражен в отчете о доходах и расходах.

ЗАО «Нурсат»:

	31.03.2004	31.12.2003
Стоимость инвестиций на начало отчетного периода	1,083,322	1,057,400
Доля доходов за отчетный период	7,798	25,922
Стоимость инвестиций на конец отчетного периода	**1,091,120**	**1,083,322**

Доход от долевого участия был признан и отражен в отчете о доходах и расходах.

7. ФИНАНСОВЫЕ ИНВЕСТИЦИИ

В 2003 г. Компания приобрела именные купонные облигации с датой погашения 27 сентября 2006 г. и индексированные купонные облигации с датой погашения 23 декабря 2009 г. Компания относит данные инвестиции к категории «инвестиции, доступные для продажи».

8. ДОЛГОСРОЧНАЯ ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

	31.03.2004	31.12.2003
Долгосрочная дебиторская задолженность ассоциированных компаний	884,525	884,525
Прочая долгосрочная дебиторская задолженность	427,229	386,735
Всего	**1,311,754**	**1,271,260**

В соответствии с решением суда г. Астаны а также актом сверки 2002 г., дебиторская задолженность бюджетных организаций в сумме 259,334 тысячи тенге должна быть зачтена или возмещена в 2004 г. В 2003 году сумма данной дебиторской задолженности была переведена в состав текущей дебиторской задолженности. По состоянию на 31 декабря 2003 года, был произведен частичный зачет данной задолженности в счет погашение кредита KFW в размере 205,898 тысяч тенге. Оставшаяся часть задолженности будет возмещена в 2004 г. согласно графика.

Долгосрочная дебиторская задолженность ассоциированных компаний представляет собой финансовую помощь, предоставленную АО «Алтел» (см. Комментарий 20).

9. ОСНОВНЫЕ СРЕДСТВА, НЕТТО

	Земля	Здания и сооружения	Оборудование	Прочие	Незавершенное строительство	Всего
Первоначальная стоимость						
На 1 января 2004 г.	425,231	10,203,117	109,595,145	5,015,649	6,489,386	131,728,528
Приобретено	26,021	193,431	901,791	355,414	1,741,699	3,218,356
Переведено	-	134,816	895,607	8,826	(1,039,249)	-
Выбыло	(289)	(3,814)	(191,240)	(64,360)	(12,333)	(272,036)
Внутреннее перемещение между группами	-	(15,324)	26,543	(11,219)	-	-
Реклассификация	-	-	(4,221)	-	19,669	15,448
На 31 марта 2004 г.	450,963	10,512,226	111,223,625	5,304,310	7,199,172	134,690,296
Износ						
На 1 января 2004 г.	-	3,051,680	50,987,349	2,382,012	-	56,421,041
Начисленный износ за отчетный период	-	62,992	2,023,785	116,814	-	2,203,591
Выбыло		(2,220)	(156,951)	(32,636)	-	(191,807)
Внутреннее перемещение между группами	-	(1,252)	1,224	28	-	-
Реклассификация	-	-	(565)	-	-	(565)
На 31 марта 2004 г.	-	3,111,200	52,854,842	2,466,218	-	58,432,260
Резерв по законсервированным объектам на 31 марта 2004 г.	-	-	-	-	(26,263)	(26,263)
Остаточная стоимость На 31 марта 2004 г.	450,963	7,401,026	58,368,783	2,838,092	7,172,909	76,231,773
Остаточная стоимость На 31 декабря 2003 г.	425,231	7,151,437	58,607,796	2,633,637	6,463,123	75,281,224

Основные средства на сумму 1,549,209 тысяч тенге и 1,296,549 тысяч тенге является залогом по займам Европейского банка реконструкции и развития (ЕБРР) и Sumitomo Corporation по состоянию на 31 марта 2004 и 31 декабря 2003 гг., соответственно (см. Комментарий 11).

10. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ, НЕТТО

Первоначальная стоимость	
На 1 января 2004 г.	2,553,159
Приобретено	91,807
Реклассификация	(15,448)
Выбыло	(99)
На 31 марта 2004 г.	2,629,419
Амортизация	
На 1 января 2004 г.	1,242,731
Начислено за период	102,361
Реклассификация	565
Выбыло	(99)
На 31 марта 2004 г.	1,345,558
Остаточная стоимость на 31 марта 2004 г.	1,283,861
Остаточная стоимость на 31 декабря 2003 г.	1,310,428

11. ЗАЙМЫ

Займы по состоянию на 31 марта 2004 г. включают:

Кредитор	Сальдо	Среднегодовая номинальная ставка вознаграждения	Обеспеченные/ необеспеченные
Банковские займы:			
Банк KFW	288,795	7	Необеспеченный
Bank Leumi, Le-Israel B.M.	393,401	2	Необеспеченный
Кредитная линия Коммерцбанка (ФРГ) через HSBK	324,073	6	Обеспеченный
ЕБРР	11,606,385	5	Обеспеченный
BLG Мюнхен ФРГ	1,910,022	2-3	Необеспеченный
Ljublianska Bank	568,316	5	Необеспеченный
Commerzbank AG	2,459,583	3	Необеспеченный
Nordea Bank	125,551	6	Обеспеченный
Credit Agricole Indosuez Франция	1,731,798	4	Необеспеченный
ABN AMRO банк	2,360,960	5	Необеспеченный
Коммерческие займы от поставщиков:			
Sumitomo Corporation	922,962	6	Обеспеченный
The Eximbank of Korea через ОАО «Индустриальный парк»	1,941,327	3	Необеспеченный
Прочие	3,310		Необеспеченный
Всего займы	**24,636,483**		
Векселя	1,806,974		Необеспеченный
Всего	**26,443,457**		
За вычетом суммы, подлежащей погашению в течение 12 месяцев (показана как текущие обязательства)	(4,900,581)		
Сумма, подлежащая погашению после 12 месяцев	21,542,876		

В рамках комплекса мероприятий, имеющих своей целью перераспределение сроков погашения займов и снижение стоимости привлекаемых финансовых ресурсов, Компанией и ЕБРР 30 сентября 2003 г. было подписано соглашение по привлечению синдицированного займа (далее - «Соглашение о займе») и реструктурирования существующей задолженности Компании. Общая сумма сделки составила 110 млн. долларов США, которая состоит из двух траншей со сроками погашения 5 и 7 лет. Установленная процентная ставка по займу равна сумме Маржи и Лондонской межбанковской фиксированной ставки («ЛИБОР») за период начисления вознаграждения.

В соответствии с подписанным Соглашением о займе в 2003 году было получено денежных средств на общую в сумму 84 млн. долларов США.

В соответствии с Соглашением о займе, залогом по займу служат: права собственности и интересов по казахстанским банковским счетам Компании; денежные требования Компании в отношении ее нынешних и будущих казахстанских клиентов и должников; права, вознаграждения и льготы Компании по всем страховым полисам, существующим в Компании в настоящее время или в будущем, за исключением полисов обязательного страхования; недвижимое имущество представленное автоматическими телефонными станциями; движимое имущество представленное кроссовым оборудованием.

Займы по состоянию на 31 декабря 2003 г. включают:

Кредитор	Сальдо	Среднегодовая номинальная ставка вознаграждения	Обеспеченные/ необеспеченные
Банковские займы:			
Банк KFW	494,326	7	Необеспеченный
Bank Leumi, Le-Israel B.M.	490,232	2	Необеспеченный
Кредитная линия Коммерцбанка (ФРГ) через HSBK	344,690	6	Обеспеченный
ЕБРР	12,052,658	5	Обеспеченный
BLG Мюнхен ФРГ	2,177,391	2-4	Необеспеченный
Ljublianska Bank	257,958	5	Необеспеченный
Commerzbank AG	2,616,056	3	Необеспеченный
Nordea Bank	130,378	6	Обеспеченный
Credit Agricole Indosuez Франция	1,628,041	4	Необеспеченный
Коммерческие займы от поставщиков:			
Alcatel SEL AG	711,865	8	Обеспеченный
Sumitomo Corporation	1,042,421	6	Обеспеченный
Iskratel D.O.O.	8,203	7	Необеспеченный
Fujitsu Siemens	43,129	10	Необеспеченный
The Eximbank of Korea через ОАО «Индустриальный парк»	1,942,940	3	Необеспеченный
Прочие	3,310		Необеспеченный
Всего займы	**23,943,598**		
Векселя	1,401,522		Необеспеченный
Именные облигации	3,605,500	10	Необеспеченный
Всего	**28,950,620**		
За вычетом суммы, подлежащей погашению в течение 12 месяцев (показана как текущие обязательства)	(7,457,384)		
Сумма, подлежащая погашению после 12 месяцев	21,493,236		

Общим собранием акционеров АО «Казахтелеком» от 22 января 2001 г. принято решение о выпуске облигаций, согласно которому 6 марта 2001 г. Национальной комиссией Республики Казахстан по ценным бумагам была произведена государственная регистрация первой эмиссии облигаций Компании. Объем эмиссии облигаций номинальной стоимостью 100 долларов США составляет 25,000,000 долларов США, разделенных на 250,000 именных купонных облигаций, с датой погашения 15 марта 2004 г. В результате специализированных торгов по состоянию на 31 декабря 2001 г. было размещено 193,387 штук именных купонных облигаций (см. Комментарий 14).

В 2002 г. оставшиеся 56,613 штук купонных облигаций были размещены.

Ниже представлена таблица, отражающая сроки погашения займов:

	31.03.2004	31.12.2003
Со сроком погашения до одного года	4,900,581	7,457,384
От одного года до двух лет	4,625,770	4,475,152
От трех до пяти лет включительно	13,298,515	13,321,239
Через пять лет	3,618,591	3,696,845
Всего	**26,443,457**	**28,950,620**

Изменение в части сроков погашения займов, произошедшее в отчетном периоде, объясняется реструктурированием Компанией существующей задолженности. Анализ займов в разрезе валют:

	31.03.2004	31.12.2003
Казахстанский тенге	140,485	3,310
Доллары США	16,622,819	17,824,703
Евро	7,332,692	8,741,668
Японские иены	406,134	437,999
Южнокорейские воны	1,941,327	1,942,940
Всего	**26,443,457**	**28,950,620**

Central Asian Investments Industrial Holding N.V. является крупным акционером Компании. «Казкоммерцбанк» и Central Asian Investments Industrial Holding N.V. имеют общих акционеров.

Вознаграждение, уплаченное по займам «Казкоммерцбанк», составило 32,151 тысяч тенге в течение 2003 года.

В отчетном периоде «Казкоммерцбанк» предоставил гарантий в пользу АО «Казахтелеком» на сумму 152,493 тысяч тенге (221,631 тысяч тенге за 1 квартал 2003 г.).

Гарантом кредитной линии группы KFW (далее «Займ») для приобретения оборудования выступило Правительство Республики Казахстан (далее «Правительство»). В 1999 г. решением суда Республики Казахстан часть займа, относящаяся к оборудованию, изначально поставленного в АО «Мангыстаумунайгаз» и АО «Каскор» (третьи стороны), не подлежит погашению со стороны АО «Казахтелеком», а должна быть погашена Правительством. По состоянию на дату составления настоящей финансовой отчетности между Правительством и АО «Казахтелеком» не было подписано официальное соглашение, однако Правительство не обжаловало решение суда. Руководство Компании считает, что Правительство исполнит решение суда. Руководство Компании также обязано истребовать вознаграждение, уплаченное по данной части основного долга.

12. ДИВИДЕНДЫ

В отчетном периоде дивиденды в сумме 300 тенге на привилегированную акцию были начислены в сумме 30,242 тысяч тенге, в соответствии с документами по эмиссии акций.

В 2003 году дивиденды на привилегированную акцию были начислены в сумме 120,958 тысяч тенге, в соответствии с документами по эмиссии акций.
В соответствии с принятым решением на годовом собрании акционеров от 16 мая 2003 г., было произведено начисление дивидендов по простым акциям в размере 3,240,053 тысячи тенге. В 2003 году была произведена выплата в размере 2,940,039 тысяч тенге.

13. ПОДОХОДНЫЙ НАЛОГ

Ниже приведены временные разницы по отсроченным налогам:

	31.03.2004	31.12.2003
Актив по отсроченному подоходному налогу		
Разница в резерве по сомнительным долгам	939,849	906,323
Прочие	438,772	435,589
	1,378,621	1,341,912
Государственная налоговая ставка	30%	30%
Актив по отсроченному подоходному налогу	413,586	402,574
Обязательство по отсроченному подоходному налогу		
Разница в остаточной стоимости имущества, машин и оборудования и в незавершенном строительстве	20,480,054	20,610,571
	20,480,054	20,610,571
Государственная налоговая ставка	30%	30%
Обязательство по отсроченному подоходному налогу	6,144,016	6,183,172
Чистые обязательства по отсроченному подоходному налогу	**5,730,430**	**5,780,598**

Расходы по подоходному налогу в отчете о доходах и расходах подразделяются на следующие категории:

	1 квартал 2004	1 квартал 2003
(Доход) Расход по отсроченному подоходному налогу	(50,168)	570,038
Расходы по текущему подоходному налогу	1,932,455	1,357,508
Расходы по подоходному налогу	**1,882,287**	**1,927,546**

Ниже приведено согласование 30% ставки подоходного налога и фактической суммы подоходного налога по состоянию на 31 марта 2004 и 2003 гг.:

	1 квартал 2004	1 квартал 2003
Чистая прибыль до налогообложения	7,800,043	5,507,076
Налог по ставке 30%	2,340,013	1,652,123
Сумма налога с непринимаемых на вычеты расходов/(не облагаемых доходов)	(457,726)	275,423
Расходы по подоходному налогу	1,882,287	1,927,546

Средняя действующая ставка налога (эффективная) составляет 24,1% и 35 % за 1 квартал 2004 и 2003 гг., соответственно.

Налоги подлежат оплате в соответствии с налоговым законодательством Республики Казахстан. Часть затрат в отчете о доходах и расходах не подлежат вычетам в соответствии с Казахстанским налоговым законодательством, в то время как другие затраты подлежат вычету только в будущие периоды. Обычно для таких затрат, подлежащих вычету в будущих периодах, начисляется актив по отсроченному налогу. В Казахстане ставка подоходного налога составляет 30%. Налог, начисленный за год, закончившийся 31 марта 2004 г., непропорционален сумме дохода до налогообложения из-за расходов, отраженных в отчете о доходах и расходах, но не подлежащих вычету согласно налогового законодательства Республики Казахстан, и не облагаемых доходов.

14. УСТАВНЫЙ КАПИТАЛ И НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ

	31.03.2004	31.12.2003
Уставный капитал:		
Привилегированные акции, не имеющие права голоса (1,213,653 акции, зарегистрированные, выпущенные и полностью оплаченные; номинальная стоимость 1,000 тенге)	1,213,653	1,213,653
Простые акции, имеющие право голоса (10,922,876 акций зарегистрированные, выпущенные и полностью оплаченные; номинальная стоимость 1,000 тенге)	10,922,876	10,922,876
Поправка на инфляцию	23,606,449	23,606,449
Изъятый капитал (810,456 привилегированных акций по цене обмена на 31 марта 2004 г. и на 31 декабря 2003 г., соответственно)	(2,652,860)	(2,652,860)
	33,090,118	33,090,118

Уставный капитал Компании состоит из простых акций, имеющих право голоса и привилегированных акций, не имеющих права голоса. Номинальная стоимость простых и привилегированных акций составляет 1,000 тенге. Все простые акции имеют одинаковое право голоса. Привилегированные акции имеют преимущества при получении дивидендов и ликвидации, но не имеют право голоса. По привилегированным акциям выплачиваются дивиденды в размере не менее 30% от номинальной стоимости акций.

Советом директоров Компании, в соответствии с решением Общего собрания акционеров, было принято решение от 22 октября 2001 г. об обмене привилегированных акций на облигации. Торги проводились с 26 по 30 ноября и с 3 по 5 декабря 2001 г. на Казахстанской Фондовой бирже.

В результате специализированных торгов в 2001-2002 гг. 250,000 штук именных купонных облигаций Компании были полностью размещены. Данные облигации были полностью погашены в соответствии с проспектом эмиссии в марте 2004 г.

По состоянию на 31 марта 2004 и 31 декабря 2003 гг., изъятые из обращения привилегированные акции на фондовом рынке размещены не были.

Нераспределенная прибыль на 31 марта 2004 и 31 декабря 2003 гг. не включает сумму нераспределяемых резервов на сумму 1,842,404 тысяч тенге, которая представляет разницу между номинальной стоимостью выведенных из обращения привилегированных акций и стоимостью их обмена на именные облигации.

Распределяемая прибыль для определения дивидендов по простым акциям определяется по данным финансовой отчетности за соответствующий год, подготовленной в соответствии с Казахстанскими Стандартами Бухгалтерского Учета.

Долей, превышающей 5% Уставного капитала, владеют:

Акционер или номинальный держатель	**Количество акций, шт. 31.03.2004**	**Количество акций, шт. 31.12.2003**	**Доля от уставного капитала, % 31.03.2004 и 31.12.2003**	
Простые акции				
Комитет государственного имущества и приватизации Министерства финансов	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Investments Holding N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Прочие	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Привилегированные акции	1,213,653	1,213,653	10.0	10.0
Всего	12,136,529	12,136,529	100.0	100.0
Привилегированные акции – изъято	(810,456)	(810,456)		

15. ОПЕРАЦИОННЫЕ РАСХОДЫ

	1 квартал 2004	**1 квартал 2003**
Сырье и материалы	601,467	543,206
Расходы на персонал	4,855,056	3,664,838
Износ и амортизация основных средств и нематериальных активов	2,305,952	2,118,990
Ремонт и содержание основных средств	257,228	156,502
Коммуникационные расходы	2,991,217	2,545,101
Электроэнергия и коммунальные услуги	244,601	241,603
Расходы по банковским услугам	69,454	62,751
Командировочные расходы	98,696	80,631
Расходы по реализации	133,931	114,319
Расходы по налогам	309,424	253,640
Прочие операционные расходы и начисления	738,553	689,835
Всего	**12,605,579**	**10,471,416**

Ниже приводится сверка с суммами, представленными в отчете о доходах и расходах:

	1 квартал 2004	**1 квартал 2003**
Себестоимость предоставленных услуг	9,627,651	8,286,664
Расходы по реализации, общие и административные расходы	2,977,928	2,184,752
Всего	**12,605,579**	**10,471,416**

16. ПРИБЫЛЬ НА АКЦИЮ

Прибыль на акцию в расчете базовой и производной прибыли на акцию составила 539 и 328 тенге за 1 квартал 2004 и 2003 гг., соответственно.

Расчет базовой и производной прибыли на простую акцию основывается на следующих данных:

	1 квартал 2004	1 квартал 2003
Чистая прибыль за период	5,917,756	3,579,530
Дивиденды по привилегированным акциям	(30,242)	-
Прибыль для расчета базовой и производной прибыли на простую акцию	**5,887,514**	**3,579,530**

Количество простых акций за 1 квартал 2004 и 2003 гг. составило 10,922,876. При этом не было возможных простых акций с производным эффектом.

17. ДОПОЛНИТЕЛЬНАЯ ИНФОРМАЦИЯ ДЛЯ ОТЧЕТА О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

В 1 квартале 2004 и 2003 гг. строка «Прочие неденежные операции» включает сумму иных неденежных операций.

18. КОНЦЕНТРАЦИЯ РИСКА И УСЛОВНЫЕ ОБЯЗАТЕЛЬСТВА

Операционная среда – Основные операции Компании ведутся на территории Республики Казахстан. Законы и нормативные акты, регулирующие предпринимательскую деятельность в Республике Казахстан, часто меняются, в связи с этим активы и операции Компании могут быть подвержены риску из-за негативных изменений в политической и деловой среде.

Налоги – В результате налоговых проверок в будущем могут возникнуть вопросы или оценки, отличающиеся от налоговых деклараций Компании. Такие оценки могут касаться налогов, штрафов и процентов, и могут повлечь за собой существенные начисления. Компания считает, что она соблюдает Казахстанское налоговое законодательство.

19. ПЕНСИОННОЕ ОБЕСПЕЧЕНИЕ И ЛЬГОТЫ ПРИ УХОДЕ НА ПЕНСИЮ

Пенсионное обеспечение – В соответствии с законодательством Республики Казахстан все сотрудники Компании получают государственное пенсионное обеспечение. Расходы на пенсионное обеспечение за периоды, закончившиеся 31 марта 2004 и 2003 гг., составили 352,086 тысяч тенге и 298,904 тысяч тенге, соответственно. По состоянию на 31 марта 2004 и 2003 гг. Компания не имела существенных обязательств перед своими текущими или бывшими сотрудниками по дополнительным пенсионным выплатам, затратам на медицинское обслуживание после выхода на пенсию, страховым выплатам или иным льготам при выходе на пенсию, за исключением приведенного ниже.

Обязательства социального характера – 17 декабря 1998 г. Компания заключила коллективный договор со своими работниками. По условиям этого договора у Компании есть обязательство производить работникам определенные социальные выплаты при выходе сотрудников на пенсию, сумма которых может варьироваться из года в год. В связи с тем, что Компания не обладает достаточной статистической информацией, чтобы оценить предполагаемый период выхода сотрудников на пенсию, в данной финансовой отчетности не отражается резерв по таким обязательствам. Руководство Компании считает, что сумма возможного резерва не является значительной для финансовой отчетности.

20. СВЯЗАННЫЕ СТОРОНЫ

В 1996 г. Компания заключила договор о предоставлении телекоммуникационных услуг с АО «Алтел». Компания предоставила телекоммуникационные услуги на сумму 96,646 тысячи тенге и 61,687 тысяча тенге за 1 квартал 2004 и 2003 гг., соответственно.

С целью увеличения оборотных ресурсов и для реализации проекта поставки и развертывания сети стандарта CDMA, Компания в 2003 году оказала финансовую помощь АО «Алтел» в размере 884,525 тысяч тенге на условиях возвратности в срок до февраля 2007 г., и также предоставила в его пользу гарантию, обеспеченную закупленным оборудованием, на сумму 14 млн. долларов США на приобретение оборудования мобильной связи. Данная операция была одобрена решением Общего собрания акционеров Компании.

В 1999 г. Компания заключила договор о предоставлении и получении телекоммуникационных услуг с ТОО «GSM Казахстан». Компания предоставила и получила телекоммуникационные услуги на сумму 1,376,504 тысяч тенге и 1,288,778 тысяч тенге за 1 квартал 2004 г., и 1,159,544 тысяч тенге и 1,135,281 тысяч тенге за 1 квартал 2003 г., соответственно.

В августе 2002 г. Компания приобрела долю участия в ЗАО «Нурсат». Компания предоставила и получила телекоммуникационные услуги на сумму 27,707 тысяч тенге и 7,304 тысяч тенге за 1 квартал 2004 г., и 12,921 тысяч тенге и 753 тысяч тенге за 1 квартал 2003 г., соответственно.

Цены во взаимных операциях со связанными сторонами устанавливаются методом сопоставимой неконтролируемой цены.

21. ИНВЕСТИЦИОННЫЕ ОБЯЗАТЕЛЬСТВА

- на 2004 г.	25,495,160
- на 2005 г.	12,318,000
	37,813,160

22. ПОЛИТИКА ПО УПРАВЛЕНИЮ РИСКАМИ

Управление рисками является существенным элементом финансово-хозяйственной деятельности Компании. Основные риски, присущие Компании, связаны с платежеспособностью клиентов, рыночными изменениями ставок вознаграждения и обменных курсов иностранных валют. Ниже представлено описание политики Компании в отношении этих рисков.

Управление кредитными рисками – Финансовые инструменты, которые потенциально могут привести к концентрации кредитного риска, представлены, в основном, дебиторской задолженностью по основной деятельности и прочими дебиторами. Кредитный риск, связанный с этими активами, носит ограниченный характер из-за значительной клиентской базы Компании и осуществления постоянных процедур контроля за кредитоспособностью абонентов и прочих дебиторов.

Управление валютными рисками – Финансовые инструменты, которые потенциально могут привести к концентрации валютного риска, представлены, в основном, дебиторской и кредиторской задолженностью по основной деятельности и займами. Валюты, в которых Компания получила займы, раскрыты в Комментарии 11.

Управление процентными рисками – Дебиторская задолженность Компании включает беспроцентные финансовые активы. Процентные ставки, уплачиваемые по займам Компании, раскрыты в Комментарии 11.

23. ПОСЛЕДУЮЩИЕ СОБЫТИЯ

По состоянию на дату финансовой отчетности, изъятые из обращения привилегированные акции не были размещены на фондовом рынке (см. Комментарий 14).

24. ПРОГРАММА ЛИБЕРАЛИЗАЦИИ РЫНКА ТЕЛЕКОММУНИКАЦИЙ

В феврале 2003 г. Правительством Республики Казахстан была принята Программа развития отрасли телекоммуникаций Республики Казахстан на 2003-2005 гг. (далее – «Программа»). Основной целью Программы является создание условий и формирование механизмов, направленных на дальнейшее развитие телекоммуникационного сектора экономики Казахстана, конкурентно интегрированного в глобальную информационную инфраструктуру. Программа предусматривает поэтапную либерализацию рынка телекоммуникаций в Республике и включает в себя ребалансирование тарифов для достижения рентабельности всех видов услуг телекоммуникаций, внедрение механизма финансирования общедоступных услуг, внедрение системы повременного учета услуг местной связи.

Программой предусмотрена либерализация рынка телекоммуникаций путем предоставления права оказания услуг международной и междугородной связи операторам для абонентов принадлежащим им сетей. Право собственности и использования телекоммуникационных магистралей Республики Казахстан, принадлежащих Компании, остается за АО «Казахтелеком».

Влияние либерализации отрасли будет отражено в финансовой отчетности Компании в тот момент, когда станет возможным произвести его оценку.

РЕЕСТР

На выдачу финансовой отчетности Общества
подготовленной в соответствии с МСФО
за квартал, закончившийся
31 марта 2004 года.

1. Узбаханов Т.Н. (оригинал)
2. Гайдукова О.А. (копия)
3. Доненбаева Л.О. (копия) 26/05/04
4. Мухаметкалиев Д.А. (копия)

JOINT STOCK COMPANY "KAZAKHTELECOM"

Financial accounting, prepared according to International Financial Accounting Standards

For the quarter ending on March 31st, 2004

CONTENTS

JOINT STOCK COMPANY "KAZAKHTELECOM"

BALANCE prepared according to IFAS
BY CONDITION ON March 31st, 2004
(in thousands of Kazakhstan tenge)

	Comments	03.31.2004	12.31.2003
ASSETS			
CURRENT ASSETS:			
Funds and their equivalents	2	2,165,706	2,244,582
Accounts receivable, net	3	8,090,810	7,763,070
Inventory reserve, net	4	4,158,819	4,077,409
Other accounts receivable, net	5	4,982,911	5,397,646
Current assets total		19,398,246	19,482,707
Investments	6	12,298,593	10,557,531
Financial investments	7	457,083	467,867
Accounts receivable long-term	8	1,311,754	1,271,260
Future periods expenses long-term	9	135,129	78,652
Capital assets, net	10	76,231,773	75,281,224
Intangible assets		1,283,861	1,310,428
TOTAL ASSETS		111,116,439	108,449,669
LIABILITIES AND STOCK CAPITAL			
CURRENT LIABILITIES:			
Accounts payable		4,897,750	6,365,378
Advances received		1,071,008	733,624
Other accounts payable and charged liabilities		1,162,796	1,249,188
Short-term loans	11	4,900,581	7,457,384
Tax debt		1,511,206	884,966
Dividends payable	12	414,673	487,690
Current liabilities total		13,958,014	17,178,230
Long-term loans	11	21,542,876	21,493,236
Liabilities on deferred income tax	13	5,730,430	5,780,598
TOTAL LIABILITIES		41,231,320	44,452,064
STOCK CAPITAL			
Authorized capital	14	33,090,118	33,090,118
Undistributed profit	14	36,795,001	30,907,487
Total stock capital		69,885,119	63,997,605
TOTAL LIABILITIES AND STOCK CAPITAL		111,116,439	108,449,669

Chief accountant /signature/ T.N.Uzbakhanov

17 May 2004

Comments on pages 7-27 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

STATEMENT OF INCOMES AND EXPENSES PREPARED ACCORDING TO IFAS FOR THE QUARTER ENDING MARCH 31ST, 2004

(in thousands of Kazakhstan tenge except for incomes per share)

	Comments	1st quarter of 2004	1st quarter of 2003
SERVICES PROCEEDS		17,562,482	14,795,855
RENDERED SERVICES COST	15	(9,627,651)	(8,286,664)
GROSS PROFIT		7,934,831	6,509,191
EXPENSES FOR REALIZATION, TOTAL AND ADMINISTRATIVE EXPENDITURE	15	(2,977,928)	(2,184,752)
OPERATING PROFIT		4,956,903	4,324,439
OTHER INCOMES/(EXPENSES)			
Expenses for loans		(301,047)	(452,988)
Net switch rate income		1,108,071	537,899
Incomes from equity participation investments	6	1,741,062	1,011,041
Other incomes		321,840	508,644
Other expenses		(26,786)	(421,959)
Other incomes total		2,843,140	1,182,637
PRETAX PROFIT		7,800,043	5,507,076
INCOME TAX EXPENSES	13	(1,882,287)	(1,927,546)
NET INCOME		5,917,756	3,579,530
INCOME PER SHARE accounting the basic and derivative income per share, in KZT	16	539	328

Chief accountant /signature/ T.N.Uzbakhanov

17 May 2004

Comments on pages 7-27 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

CAPITAL FLOW STATEMENT PREPARED ACCORDING TO IFAS FOR THE QUARTER ENDING MARCH 31ST, 2004

(in thousands of Kazakhstan tenge)

	Comments	Authorized capital	Undistributed profit	Total
Balance for January 1, 2003		33,090,118	17,634,931	50,725,049
Net profit for the year		-	16,633,566	16,633,566
Dividends	12	-	(3,361,010)	(3,361,010)
Balance for December 31, 2003		33,090,118	30,907,487	63,997,605
Net profit for the accounting period		-	5,917,756	5,917,756
Dividends	12	-	(30,242)	(30,242)
Balance for March 31, 2004		33,090,118	36,795,001	69,885,119

Chief accountant /signature/ T.N.Uzbakhanov

17 May 2004

Comments on pages 7-27 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

FLOW OF FUNDS STATEMENT PREPARED ACCORDING TO IFAS
FOR THE QUARTER ENDING MARCH 31ST, 2004
(in thousands of Kazakhstan tenge)

	Comments	1st quarter of 2004	1st quarter of 2003
OPERATIONAL FLOW OF FUNDS:			
Pretax income		7,800,043	5,507,076
Modifications from:			
Basic funds runout and intangible assets amortization	9,10	2,305,952	2,118,990
Doubtful debt reserve and other reserves		74,068	237,787
Net switch rate income		(1,108,071)	(537,899)
Equity participation investments proceeds	6	(1,741,062)	(1,011,041)
Expenses for loans		301,047,	452,988
Incomes/loss from sale of basic funds and intangible assets		(96,849)	35,545
Other non-monetary operations	17	(1,152)	(2,181)
Operational income before modifications in circulating capital		7,533,976	6,801,265
Funds increase (decrease) from modifications in:			
Bills receivable and other receivables		(9,976)	19,617
Inventory reserve		(81,410)	(164,054)
Accounts payable and advance received		(1,130,244)	(301,351)
Other accounts payable and liabilities charged		775,017	124,937
Funds, received from operational activity		7,087,363	6,480,414
Interests paid		(449,099)	(571,500)
Dividends paid, less taxes	12	(87,915)	(85,196)
Income tax paid		(1,102,476)	(775,000)
Net funds, received from operational activity		5,447,873	5,048,718
INVESTMENT FLOW OF FUNDS:			
Investment acquisition	7	(5,050)	(310,785)
Basic funds and intangible assets acquisition	17	(3,703,063)	(2,578,747)
Other		(13,814)	-
Investments realization proceeds		-	16,054
Basic funds and intangible assets realization proceeds		2,019	15,547
Net funds applied in investment activity		(3,719,908)	(2,857,931)

JOINT STOCK COMPANY "KAZAKHTELECOM"

FLOW OF FUNDS STATEMENT PREPARED ACCORDING TO IFAS (CONTINUATION) FOR THE QUARTER ENDING MARCH 31ST, 2004
(in thousands of Kazakhstan tenge)

	Comments	1st quarter of 2004	1st quarter of 2003
FINANCIAL FLOW OF FUNDS:			
Shares and securities issue proceeds		-	-
Funds, received from loans		2,893,398	1,931,480
Repayment of loans		(4,700,239)	(4,350,227)
Net funds (applied in)/received from financial activity		(1,806,841)	(2,418,747)
NET CONVERSION OF FUNDS AND THEIR EQUIVALENTS		(78,876)	(227,960)
FUNDS AND THEIR EQUIVALENTS, at the beginning of accounting period		2,244,582	1,793,741
FUNDS AND THEIR EQUIVALENTS, at the end of accounting period		2,165,706	1,565,781

Chief accountant /signature/ T.N.Uzbakhanov

17 May 2004

Comments on pages 7-27 are an inseparable part of the financial account.

1. CHARACTER OF ACTIVITY AND SHORT REVIEW OF BASIC ACCOUNTING PRINCIPLES

Character of activity – Joint Stock Company "Kazakhtelecom" (hereinafter "Kazakhtelecom" or "Company" was found in July 1994 on the basis of Enactment of the Cabinet of the Republic of Kazakhstan as a national joint stock company and in February 1996 was reorganized into an open joint stock company. The company is registered, domiciled and is existing in the Republic of Kazakhstan, at: 61 Abay Ave., Astana, 473000, Republic of Kazakhstan. The Company is a monopolist in the sphere of providing the basic specter of telecommunication services, including local, long-distance (internal and in CIS countries) and international telephone communication, telegraph and telex communication, telecommunication data transmission, channels rental, television and radio broadcasting, telegraph radio broadcasting, services on wireless means of communication. The Company had 33,377 workplaces by condition on 31 Mar. 2004. Shares of the company belong to the Government of the Republic of Kazakhstan, Central Asian Investments Industrial Holdings N.V. and other shareholders.

The basis for submission of financial accounting – Financial accounting of the Company was prepared according to International Financial Accounting Standards (IFAS), established by International council on financial accounting standards and is reflected in Kazakhstan tenge. The Company records accountancy accounting to the rules and regulations of accountancy, accepted in the Republic of Kazakhstan. These rules and regulations differ from International Financial Accounting Standards, and accordingly financial accounting prepared according to Kazakhstan standards was duly corrected for the purpose of conforming with IFAS.

Use of estimations and assumptions – Accordance with IFAS requires from administration of the company the use of estimations and assumptions. Such estimations and assumptions influence the sums of assets and liabilities quoted in assets and liabilities amount accounting, and disclosures of conditional assets and liabilities by the date of financial accounting and amounts of income and expenses within the accounting period presented in the accounting. In connection with this actual results may differ from the data of estimations.

Funds and their equivalents – Funds include cash, current bank accounts and short-term deposit bank accounts, the initial term of payment of redemption of which does not exceed three months.

Accounts receivable – Accounts receivable are reflected less doubtful debts reserve.

Inventory reserve – Inventory reserve is reflected by the least cost price, with application of the method of weighted average cost price and net realization cost. Cost price includes the cost of purchase, transport expenses, expenses for storage and oncosts. Net realization cost is based on a possible salvage cost less expenses on realization and delivery.

Investments – The Company does not have branch companies, significant in respect to the financial accounting, the majority of votes it would have therewith. Records of long-term investments in the companies, where participation of the company comprises more than 20% of voting shares, is made according to equity participation method. Current cost of such investments is decreased for the purpose of reflection of any decrease of cost of separate long-term investments, except for temporary decrease.

As a company, historically representing telecommunication services in the Republic of Kazakhstan, Kazakhtelecom obtained some rights and licenses on free basis. There rights and licenses were deposited to the authorized capital of joint ventures. Later such deposits were revaluated according to the current market cost. Administration assumes that this accounting treatment better reflects the Company's assets and their cost.

Financial investments – The Company classifies investments and securities into the following categories: investments, intended for trade, investments, retained before redemption and investments available for sale. The applied classification depends on the purposes, for which these investments were obtained. Administration determines classification of investments at the time of receipt and revises these estimations on regular basis.

After initial recognition the Company estimates the investments intended for trade and investments available for sale at their reasonable cost. Investments, retained before redemption are estimated by amortized cost. Income (loss) from modification of reasonable cost of investment and amortization of discount and bonus is reflected in income and expenses statement in the period of occurrence.

Basic funds and intangible assets – Property, machines and equipment, and intangible assets, applied in financial and economic activity, are included at the least out of re-estimated cost or an assumed compensated sum. Amortization and runout are charged on the basis of uniform method of writing off the cost within the term of effective service from 3 to 50 years.

Buildings	50 years
Constructions	10-20 years
Telecommunication equipment	5-20 years
Other machines and equipment	3-20 years
Transport, etc.	3-10 years
Basic funds financial lease	the least out of the effective service or lease term
Intangible assets – software	5 years

Income and loss from basic funds and intangible assets realization are included to other incomes (expenses) in income and expenses statement.

Devaluation – By each accounting date the Company makes analysis of balance cost of its material and intangible assets for establishment of the signs, denoting possible loss from devaluation. In case of existence of such signs estimation of recoverable cost of assets will be effected for the purpose of determination of possible loss from devaluation. In case of impossibility of determination of recoverable cost of a separate asset, the Company will estimate the recoverable cost of generating unit, to which such asset belongs.
In case the recoverable cost of the asset (generating unit) is less than balance cost, balance cost of the asset (generating unit) is decreased to recoverable cost. Loss from devaluation is admitted as expenses in the same period except for the cases when this asset is already included at re-estimated rate. In this case loss from devaluation is reflected on account of the existing re-estimation reserve.
In case of further recovery of loss from devaluation, balance cost of the asset (generating unit) is increased up to recoverable cost, at that recoverable cost may not exceed balance cost, determined without consideration of loss from devaluation of the asset (generating unit) in previous years. Recovery of loss from devaluation is admitted as income in the same period.

Admission of proceeds – Income from all kinds of rendered services is admitted in the same period in which such services were rendered. Income is admitted, when exists a high possibility of receipt of economic benefits from the effected operation and when the sum of income may be estimated with a considerable grade of confidence.

Expenses on loans - Expenses on loans, which directly are not related to acquisition, construction or production of assets, which require a supplementary period of preparation of them to application or to realization, are included into the cost of such assets before they are ready to application or realization. Other expenses on loans are included into income and expenses statement of the period when they were made.

Income tax – The Company determines expenses for income tax on the basis of method of obligations, according to which the expected tax effect of temporal differences in the financial accounting, prepared according to IFAS and accounting according to the requirements of Kazakhstan tax legislation are reflected as deferred tax obligations of future periods or deferred tax assets recovered in future periods. Deferred tax assets are reflected with consideration of the fact, that there is considerable possibility of their realization.

Foreign currency operations – The functional currency of the Company is Kazakhstan tenge. Switch rate income and losses from operation in foreign currency, conducted within the year, are reflected in income and expenses statement. Assets and obligations represented in foreign currency are reflected in the enclosed balance with application of exchange rates by the date of filing the report.

Non-monetary operations – The Company will effect some calculations by means of non-monetary operations. Received goods will be estimated by the cost of rendered services. Data on the goods are analyzed on regular basis for correctness of estimation and are written off to the net realization cost.

(in thousands of Kazakhstan tenge)

Modification of classification – Classification of some amounts related to the previous year, was changed for the purposes of conforming to the requirements of accounting presentation in 2003. These modifications didn't affect financial and economic activity results, presented in the previous financial accounting, and joint stock capital amount.

2. FUNDS AND THEIR EQUIVALENTS

By condition on 31 Mar. 2004 funds in the sum of 3,457 thousand KZT were limited in use by resolution of court of Almaty city for coverage of claims from the suppliers and 46,646 thousand KZT were reserved for the bills of credit.

3. ACCOUNTS RECEIVABLE, NET

	31st Mar. 2004	31st Dec. 2003
Trade receivable accounts	9,030,659	8,669,393
Doubtful debts reserve	(939,849)	(906,323)
Total	**8,090,810**	**7,763,070**

4. INVENTORY RESERVE, NET

	31st Mar. 2004	31st Dec. 2003
Materials	4,161,521	4,088,680
Goods	24,149	16,347)
Reserve by estimation to net realization cost	(26,851)	(27,618)
Total	**4,158,819**	**4,077,409**

5. OTHER ACCOUNTS RECEIVABLE, NET

	31st Mar. 2004	31st Dec. 2003
Other accounts receivable	2,483,891	2,813,558
Liabilities of employees and other persons	157,107	153,797
Future periods expenses	241,746	287,200
Advances paid	2,680,991	2,704,827
Doubtful debts reserve	(580,824)	(561,736)
Total	**4,982,911**	**5,397,646**

By condition on 31 Mar. 2004 paid advances include 1,413,096 thousand KZT of advances, paid by CJSC "National Company "KazakhstanTemirZholy" for equity participation in construction of building "Transport Tower" (by 31 Dec. 2003: 1,352,923 thousand KZT).

(in thousands of Kazakhstan tenge)

On 29 Nov. 2003 Government of the Republic of Kazakhstan issued Enactment, according to which this building will be transferred to republican property on conditions, which will be established by Finance Ministry of the Republic of Kazakhstan, Economics and Budget Planning Ministry of the Republic of Kazakhstan and Transport and Communications Ministry of the Republic of Kazakhstan jointly with the Company. By the date of this financial accounting were conducted negotiations with relevant state bodies on conclusion of a contract. Accordingly, influence of this operation will be reflected in the financial accounting of the Company in the time, when this influence may be estimated.

6. INVESTMENTS

	31st Mar. 2004	31st Dec. 2003
LLP "GSM Kazakhstan"	11,207,473	9,474,209
CJSC "Nursat"	1,091,120	1,083,322
JSC "Altel"	-	-
Total	**12,298,593**	**10,557,531**

Name of the company	Domicile	Share in its own capital	Power of voting	Basic activity
LLP "GSM Kazakhstan"	Republic of Kazakhstan	49%	49%	Telecommunication services
JSC "Altel"	Republic of Kazakhstan	50%	50%	Telecommunication services
CJSC "Nursat"	Republic of Kazakhstan	41,25%	41,25%	Telecommunication services

The Company does not have control over the activity of JSC "Altel", because the Company is not empowered to determine financial and economic policy of JSC "Altel", is not empowered to appoint or to dismiss the majority of the Board of Directors and does not the power of the casting vote at the Meeting of the Board of Directors.

The share in losses of JSC "Altel" exceeding the balance cost of investments comprises 892,993 thousand KZT and 761,399 thousand KZT by condition on 31st Mar. 2004 and 31st Dec. 2003, accordingly. The share in losses of JSC "Altel" is determined on the basis of not audited financial accounting of JSC "Altel" prepared according to Kazakhstan Accounting Standards.

(in thousands of Kazakhstan tenge)

Investments by equity participation method:

"GSM Kazakhstan" LLP:

	31st Mar. 2004	31st Dec. 2003
Cost of investments by the beginning of accounting period	9,474,209	4,300,549
Share of income for the accounting period	1,733,264	5,173,660
Cost of investments by the end of accounting period	**11,207,473**	**9,474,209**

Income from equity participation was admitted and reflected in income and expenses statement.

CJSC "Nursat":

	31st Mar. 2004	31st Dec. 2003
Cost of investments by the beginning of accounting period	1,083,322	1,057,400
Share of income for the accounting period	7,798	25,922
Cost of investments by the end of accounting period	**1,091,120**	**1,083,322**

Income from equity participation was admitted and reflected in income and expenses statement.

7. FINANCIAL INVESTMENTS

In 2003 the Company purchased inscribed coupon obligations with the date of redemption of 27th Sep. 2006 and indexed coupon obligations with the date of redemption of 23 Dec. 2009. The Company refers this investments to the category "investments, available for sale".

(in thousands of Kazakhstan tenge)

8. LONG-TERM RECEIVABLE ACCOUNTS

	31st Mar. 2004	31st Dec. 2003
Long-term accounts receivable from associated companies	884,525	884,525
Other long-term receivable accounts	427,229	386,735
Total	1,311,754	1,271,260

According to resolution of court of Astana city and the act of verification of 2002 accounts receivable from budget organizations in the sum of 259,334 thousand KZT must be carried forward or redeemed in 2004. In 2003 the sum of these receivable accounts was transferred to the amount of the current receivable accounts. By condition of 31st Dec. 2003, a partial charge of these receivable accounts on account of redemption of credit of KFW in the sum of 205,898 thousand KZT was effected. The rest part of the debt will be redeemed in 2004 according to time schedule.

Long-term receivable accounts of associated companies correspond to financial aid, provided to JSC "Altel" (see Comment No 20).

(in thousands of Kazakhstan tenge)

9. BASIC FUNDS, NET

	Land	Building and constructions	Equipment	Other	Uncompleted construction	Total
Initial cost						
By 1st Jan. 2004	425,231	10,203,117	109,595,145	5,015,649	6,489,389	131,728,528
Purchased	26,021	193,431	901,791	355,414	1,741,699	3,218,356
Transferred	-	134,816	895,607	8,826	(1,039,249)	-
Replaced	(289)	(3,814)	(191,240)	(64,360)	(12,333)	(272,036)
Internal transfer between the groups	-	(15,324)	26,543	(11,219)	-	-
Reclassification	-	-	(4,221)	-	19,669	15,448
By 31st Mar. 2004	450,963	10,512,226	111,223,625	5,304,310	7,199,172	134,690,296
Runout						
By 1st Jan. 2004	-	3,051,680	50,987,349	2,382,012	-	56,421,041
Charged runout for the accounting period	-	62,992	2,023,785	116,814	-	2,203,591
Replaced		(2,220)	(156,951)	(32,636)		(191,807)
Internal transfer between the groups	-	(1,252)	1,224	28	-	
Reclassification	-	-	(565)	-	-	(565)
By 31st Mar. 2004	-	3,111,200	52,854,842	2,466,218	-	58,432,260
Reserve	-	-	-	-	(26,263)	(26,263)
Residual cost by 31st Mar. 2004	450,963	7,401,026	58,368,783	2,838,092	7,172,909	76,231,773
Residual cost by 31st Dec. 2003	425,231	7,151,437	58,607,796	2,633,637	6,463,123	75,281,224

Basic funds in the sum of 1,549,209 thousand KZT and 1,296,549 thousand KZT each is a guarantee for the loans of European Bank of Reconstruction and Development (EBRD) and Sumitomo Corporation by condition on 31st Mar. 2004 and 31st Dec. 2003 accordingly (see Comment No11).

(in thousands of Kazakhstan tenge)

10. INTANGIBLE ASSETS, NET

Initial cost	
By 1st Jan. 2004	2,553,159
Purchased	91,807
Reclassification	(15,448)
Replaced	(99)
By 31st Mar. 2004	2,629,419
Amortization	
By 1st Jan. 2004	1,242,731
Charged for the period	102,361
Reclassification	565
Replaced	(99)
By 31st Mar. 2004	1,345,558
Residual cost by 31st Mar. 2004	**1,283,861**
Residual cost by 31st Dec. 2003	**1,310,428**

(in thousands of Kazakhstan tenge)

11. LOANS

Loans by condition on 31st Mar. 2004 include:

Creditor	Balance	Average annual nominal commission rate	Secured/ unsecured
Bank loans:			
Bank KFW	288,795	7	Unsecured
Bank Leumi, Le-Israel B.M.	393,401	2	Unsecured
Credit Line of Commerzbank (FRG) via HSBK	324,073	6	Secured
EBRD	11,606,385	5	Secured
BLG München FRG	1,910,022	2-3	Unsecured
Ljulianska Bank	568,316	5	Unsecured
Commerzbank AG	2,459,583	3	Unsecured
Nordea Bank	125,551	6	Secured
Credit Agricole Indosuez France	1,731,798	4	Unsecured
ABN AMRO Bank	2,360,960	5	Unsecured
Commercial loans from the suppliers:			
Sumitomo Corporation	922,962	6	Secured
The Eximbank of Korea via OJSC "Industrial Park"	1,941,327	3	Unsecured
Other	3,310		Unsecured
Total loans	**24,636,483**		
Bills	1,806,974		Unsecured
Total	26,443,457		
Less the sum, subject to redemption within 12 months (reflected as current obligations)	(4,900,581)		
The sum subject to redemption in 12 months	21,542,876		

Within the frame of complex of measures, aimed at redistribution of terms of loans redemption and decrease of cost of the attracted financial resources, the Company and EBRD on 30th Sep. 2003 signed an agreement of attraction of syndicated loan (hereinafter "Loan Agreement") and restructuring of the existing indebtedness of the Company. The total amount of the transaction comprised 110 million US dollars, consisting of two tranches with the terms of redemption of 5 and 7 years. The established interest rate for the loan is equal to the sum of the Equity and London interbank offered rate ("LIBOR") for the period of charging the commission.

According to the signed Loan Agreement in the year of 2003 the Company received funds of the total amount of 84 million US dollars.

According to the Loan Agreement, the loan is guaranteed by: proprietary rights and interests on Kazakhstan bank accounts of the company; monetary demands of the company in respect of its present and future Kazakhstan clients and debtors; rights, commissions and favours of the Company on all insurance policies, existing in the Company at present time or in future, except for the policies of obligatory insurance; immovable property represented by automatic telephone stations; movable property represented by cross equipment.

(in thousands of Kazakhstan tenge)

Loans by condition on 31st Dec. 2003 include:

Creditor	Balance	Average annual nominal commission rate	Secured/ unsecured
Bank loans:			
Bank KFW	494,326	7	Unsecured
Bank Leumi, Le-Israel B.M.	490,232	2	Unsecured
Credit Line of Commerzbank (FRG) via HSBK	344,690	6	Secured
EBRD	12,052,658	5	Secured
BLG München FRG	2,177,391	2-4	Unsecured
Ljulianska Bank	257,958	5	Unsecured
Commerzbank AG	2,616,056	3	Unsecured
Nordea bank	130,378	6	Secured
Credit Agricole Indosuez France	1,628,041	4	Unsecured
Commercial loans from the suppliers:			
Alcatel SEL AG	711,865	8	Secured
Sumitomo Corporation	1,042,421	6	Secured
Iskratel D.O.O.	8,023	7	Unsecured
Fujitsu Siemens	43,129	10	Unsecured
The Eximbank of Korea via OJSC "Industrial Park"	1,942,940	3	Unsecured
Other	3,310		Unsecured
Total loans	**23,943,598**		
Bills	1,401,522		Unsecured
Inscribed obligations	3,605,500	10	Unsecured
Total	**28,950,620**		
Less the sum, subject to redemption within 12 months (reflected as current obligations)	(7,457,384)		
The sum subject to redemption in 12 months	21,493,236		

The General Meeting of shareholders of JSC "Kazakhtelecom" on 22nd Jan. 2001 passed resolution of obligations issue, according to which on 6th Mar. 2001 National Securities Committee of the Republic of Kazakhstan effected the state registration of the first obligations emission of the Company. The volume of obligations emission of nominal cost of 100 US dollars comprises 25,000,000 US dollars, divided into 250,000 inscribed coupon obligations with the date of redemption of 15th Mar. 2004. As a result of specialized auctions by condition on 31st Dec. 2001 193,387 inscribed coupon obligations was allocated (see Comment No 14).

In 2002 residual 56,613 inscribed coupon obligations were allocated.

(in thousands of Kazakhstan tenge)

Below you can see the table, reflecting loans redemption terms:

	31st Mar. 2004	31st Dec. 2003
With the term of redemption up to one year	4,900,581	7,457,384
From one to two years	4,625,770	4,475,152
From three to five years inclusively	13,298,515	13,321,239
In five years	3,618,591	3,696,845
Total	**26,443,457**	**28,950,620**

Modification in a part of the terms of loans redemption made within the accounting period, is explained by reconstruction by the Company of the existing liability. Loans analysis in foreign currencies:

	31st Mar. 2004	31st Dec. 2003
Kazakhstan tenge	140,485	3,310
US dollars	16,622,819	17,824,703
Euro	7,332,692	8,741,668
Japanese yens	406,134	437,999
South Korean wons	1,941,327	1,942,940
Total	**26,443,457**	**28,950,620**

Central Asian Investments Industrial Holding N.V. is a principal shareholder of the Company. "Kazcommercebank" and Central Asian Investments Industrial Holding N.V. have common shareholders.

The commission paid on loans of "Kazcommercebank" comprised 32,151 thousand KZT in the year of 2003.

In the accounting period "Kazcommercebank" provided guarantees for the benefit of JSC "Kazakhtelecom" in the sum of 152,493 thousand KZT (221,631 thousand KZT for the 1st quarter of 2003).

Government of the Republic of Kazakhstan (hereinafter "the Government") acted as the guarantor of the credit line of KFW group (hereinafter "Loan") for the purchase of equipment. In 1999 by sentence of court of the Republic of Kazakhstan a part of the loan, related to the equipment, initially supplied to JSC "Mangystaumunaigaz" and JSC "Kaskor" (the third parties), is not subject to redemption by JSC "Kazakhtelecom", but must be redeemed by the Government. By condition on the date of filing of the present financial accounting the Government and JSC "Kazakhtelecom" have not signed an official agreement, however the Government did not appeal against the sentence. Administration of the Company considers that the Government will fulfill the judgment. Administration of the Company is also obliged to reclaim the commission, paid on this part of the principal debt.

(in thousands of Kazakhstan tenge)

12. DIVIDENDS

In the accounting period dividends in the sum of 300 KZT per privileged share were charged in the sum of 30,242 thousand KZT according to the documents on shares emission.

In the year of 2003 dividends per one privileged share were charged in the sum of 120,958 thousand KZT according to the documents on shares emission.
According to the resolution passed at the Annual Meeting of shareholders of 16th May 2003 was effected the charge of dividends on ordinary shares in the sum of 3,240,053 thousand KZT. In the year of 2003 payment in the sum of 2,940,039 thousand KZT was made.

13. INCOME TAX

Below there are time differences on deferred taxes:

	31st Mar. 2004	31st Dec. 2003
Deferred income tax asset		
Difference in doubtful debts reserve	939,849	906,323
Other	438,772	435,589
	1,378,621	1,341,912
State tax rate	30%	30%
Deferred income tax asset	413,586	402,574
Deferred income tax obligations		
Difference in residual cost of the property, machines and equipment and in construction in process	20,480,054	20,610,571
	20,480,054	20,610,571
State tax rate	30%	30%
Deferred income tax obligations	6,144,016	6,183,172
Net deferred income tax obligations	**5,730,430**	**5,780,598**

Expenses on income tax in the income and expenses statement are subdivided into the following categories:

	1st quarter of 2004	1st quarter of 2003
(Income)/Expenses for deferred income tax	(50,168)	570,038
Expenses for current income tax	1,932,455	1,357,508
Expenses for income tax	**1,882,287**	**1,927,546**

(in thousands of Kazakhstan tenge)

In the below table you can see coordination of 30% rate of income tax and actual sum of income tax by condition on 31st Mar., 2004 and 31st Dec. 2003:

	1st quarter of 2004	1st quarter of 2003
Net income before taxation	7,800,043	5,507,076
Tax at 30% rate	2,340,013	1,652,123
Tax amount	(457,726)	275,423
Expenses for income tax	**1,882,287**	**1,927,546**

Average effective tax rate comprises 24,1% and 35% for the 1st quarter of 2004 and 2003 accordingly.

Taxes are subject to payment according to tax legislation of the Republic of Kazakhstan. A part of expenses in income and expenses statement is not subject to deductions according to Kazakhstan tax legislation, while other expenses are subject to deduction only in future periods. Usually for such expenses, subject to deduction in future periods, is charged deferred tax asset. In Kazakhstan income tax rate amounts to 30%. Tax, charged for the year ending 31st Mar. 2004 is unproportional to the sum of income before taxation due to the expenses, reflected in income and expenses statement, but not subject to deduction according to tax legislation of the Republic of Kazakhstan, and not charged incomes.

14. AUTHORIZED CAPITAL AND UNDISTRIBUTED PROFIT

	31st Mar. 2004	31st Dec. 2003
Authorized capital:		
Privileged not voting shares (1,213,653 shares, registered, issued and paid in full; nominal cost 1,000 KZT)	1,213,653	1,213,653
Ordinary voting shares (10,922,876 shares, registered, issued and paid in full; nominal cost 1,000 KZT)	10,922,876	10,922,876
Adjustment for inflation	23,606,449	23,606,449
Called in capital (810,456 preference shares at the price of exchange by 31st Mar., 2004 and 31st Dec. 2003 accordingly)	(2,652,860)	(2,652,860)
	33,090,118	**33,090,118**

(in thousands of Kazakhstan tenge)

Authorized capital of the Company consists of ordinary voting shares and privileged non-voting shares. Nominal cost of ordinary and preference shares amounts to 1,000 KZT. All ordinary shares have equal power of voting. Preference shares have privileges for receipt of dividends in case of liquidation, but they do not have the power of vote. For preference shares dividends are paid in the amount not less than 30% of nominal cost of the shares.

The Board of Directors of the Company according to resolution of the General meeting of shareholders passed resolution of 22nd Oct. 2001 of exchange of preference shares for obligations. Auctions were organized from 26th to 30th of Nov. and from 3rd to 5th Dec. 2001 at Kazakhstan Stock Exchange.

In the result of specialized auctions in 2001-2002 250,000 inscribed nominal coupon obligations of the Company were completely allocated. These obligations were completely redeemed according to emission circular in March 2004.

By condition on 31st Mar. 2004 and 31st Dec. 2003 called in preference shares were not placed at share market.

Undistributed income by 31st Mar. 2004 and 31st Dec. 2003 does not include the amount of undistributed reserves in the sum of 1,842,404 thousand KZT, which corresponds to the difference between the nominal cost of called in preference shares and the cost of their exchange for inscribed obligations.

Distributable income for determination of dividends on ordinary shares is estimated by the data of financial accounting for corresponding year, prepared according to Kazakhstan Accounting Standards.

(in thousands of Kazakhstan tenge)

The following shareholders own the equity exceeding 5% of Authorized Capital:

Shareholder or nominal holder	Number of shares 31st Mar. 2004	Number of shares 31st Dec. 2003	Share of the authorized capital, % 31st Mar. 2004 and 31st Dec. 2003	
Ordinary shares				
Committee of State Property and Privatization of Finance Ministry	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Investments Holding N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Other	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Privileged shares	1,213,653	1,213,653	10.0	10.0
Total	12,136,529	12,136,529	100.0	100.0
Preference shares- withdrawn	(810,456)	(810,456)		

15. OPERATIONAL EXPENSES

	1st quarter of 2004	1st quarter of 2003
Raw materials and other materials	601,467	542,206
Expenses for personnel	4,855,056	3,664,838
Runout and amortization of basic funds and intangible assets	2,305,952	2,118,990
Maintenance and upkeep of basic funds	257,228	156,502
Communication expenses	2,991,217	2,545,101
Electric power and public utility	244,601	241,603
Expenses for banking services	69,454	62,751
Expenses for business trips	98,696	80,631
Expenses on realization	133,931	114,319
Expenses on taxes	309,424	253,640
Other operational expenses and charges	738,553	689,835
Total	**12,605,579**	**10,471,416**

Below you can see verification with the sums, presented in income and expenses statement:

	1st quarter of 2004	1st quarter of 2003
Cost price of the rendered services	9,627,651	8,286,664
Expenses on realization, general and administrative expenses	2,977,928	2,184,752
Total	**12,605,579**	**10,471,416**

(in thousands of Kazakhstan tenge)

16. PROFIT PER SHARE

Profit per share considering the basic and derivative profit per share comprised 539 and 328 KZT for the 1st quarter of 2004 and 2003 accordingly.

Calculation of the basic and derivative profit per ordinary share is based on the following data:

	1st quarter of 2004	1st quarter of 2003
Net profit for the period	5,917,756	3,579,530
Dividends for preference shares	(30,242)	-
Profit with consideration of the basic and derivative profit per ordinary share	**5,887,514**	**3,579,530**

Number of ordinary shares for the 1st quarter of 2004 and 2003 comprised 10,922,876. At that there were no possible ordinary shares with derivative effect.

17. ADDITIONAL INFORMATION FOR THE FUNDS FLOW REPORT

In the 1st quarter of 2004 and 2003 the line "Other non-monetary operations" includes the sum of other non-monetary operations.

18. RISK CONCENTRATION AND CONDITIONAL OBLIGATIONS

Operational environment – The basic operations of the Company will be conducted on the territory of the Republic of Kazakhstan. Laws and normative acts, regulating business entrepreneurial business in the Republic of Kazakhstan, are often changed, in this connection assets and operations of the Company may be subject to risk due to negative changes in political and business sphere.

Taxes – As a result of tax inspections in the future may arise questions or estimations, differing from tax declarations of the company. Such estimations may relate to taxes, penalties and percents and entail considerable charges. The Company considers that it observes Kazakhstan tax legislation.

(in thousands of Kazakhstan tenge)

19. PROVISION AND BENEFITS FOR RETIRED PERSONNEL

Provision for retired personnel – According to legislation of the Republic of Kazakhstan all employees of the Company receive state retirement provision. Expenses for retirement provision for the periods ending on the 31st Mar. 2004 and 2003, comprised 352,086 thousand KZT and 298,904 thousand KZT accordingly. By condition on the 31st Mar. 2004 and 2003 the Company did not have considerable obligations before its current or former employees on supplementary retirement payments, expenses for post-retirement medical service, insurance payments or other retirement benefits, except for the obligation stated below.

Obligations of social character – On 17th Dec. 1998 the Company concluded a collective contract with its employees. By conditions of this contract the Company is obliged to make certain social payments after retirement of the personnel, the sum of which vary from time to time. In connection with the fact that the Company does not possess sufficient statistic information for estimation of assumed period of retirement of the employees, this financial accounting does not reflect reserve on such obligations. Administration of the Company assumes that the sum of possible reserve is not substantial for the financial accounting.

20. COVENANTED PARTIES

In 1996 the Company concluded a contract of rendering telecommunication services with JSC "Altel". The Company rendered telecommunication services for the sum of 96,646 thousand KZT and 61,687 thousand KZT for the 1st quarter of 2004 and 2003 accordingly.

For the purpose of increase of circulating resources and for realization of the project of supply and development pf the net of CDMA Standard, the Company in 2003 rendered financial aid to JSC "Altel" in the amount of 884,525 thousand KZT on conditions of payback before February 2007 and provided it with a guarantee, secured by purchased equipment in the sum of 14 million US dollars for purchase of mobile net equipment. This operation was approved by resolution of the General Meeting of shareholders of the Company.

In 1999 the Company concluded contract of rendering and consumption of telecommunication services with "GSM Kazakhstan" LLP. The Company rendered and consumed telecommunication services for the sum of 1,376,504 thousand KZT and 1,288,778 thousand KZT for the 1st quarter of 2004 and 1,159,544 thousand KZT and 1,135,281 thousand KZT for the 1st quarter of 2003 accordingly.

(in thousands of Kazakhstan tenge)

In August of 2002 the Company obtained a share of participation in CJSC "Nursat". The Company rendered and consumed telecommunication services for the sum of 27,707 thousand KZT and 7,304 thousand KZT for the 1st quarter of 2004 and 12,921 thousand KZT and 753 thousand KZT for the 1st quarter of 2003 accordingly.

Prices in mutual operations with covenanted parties are established by method of comparable uncontrolled price.

21. INVESTMENT OBLIGATIONS

- for 2004	25,495,160
- for 2005	12,318,000
	37,813,160

22. PISK MANAGEMENT POLICY

Risk management is an essential element of financial and economic activity of the Company. The basic risks appropriate to the Company are connected with solvency of clients, market modifications of commission rate and foreign currencies exchange rates. Below there is a description of the company's policy in respect of these risks.

Credit risks management – Financial instruments, which potentially may lead to credit risk concentration, are represented mainly by accounts receivable of the main activity and from other debtors. Credit risk connected with these assets bears limited character due to considerable client base of the Company and effecting of constant procedures of control for creditability of consumers and other debtors.

Currency risks management – Financial instruments, which potentially may lead to currency risk concentration are mainly represented by payable and receivable accounts on the basic activity and loans. Currencies in which the Company received loans are reflected in Comment No 11.

Interest risks management – receivable accounts of the Company include interest-free financial assets. Interest rates paid for the loans of the Company are revealed in Comment No 11.

23. FOLLOW-UP EVENTS

By condition on the date of financial accounting, called in preference shares were not placed at share market.

24. TELECOMMUNICATION MARKET LIBERALIZATION PROGRAM

In February of 2003 the Government of the Republic of Kazakhstan adopted a Program of Development of Telecommunication Sector of the Republic of Kazakhstan for 2003-2005 (hereinafter – "Program"). The main purpose of the Program is creation and forming of mechanisms aimed at future development of telecommunication sector of Kazakhstan economics, competitively integrated into the global information infrastructure. The program covers phase liberalization of telecommunication market in the Republic and includes rebalancing of fees for the achievement of payability of all kind of telecommunication services, implementation of mechanism of public services financing, implementation of time registration system for local communication services.

The Program provides for telecommunication market liberalization by means of entitlement for rendering services of international and long-distance communication to operators for the consumers of their nets. The power of property and use of telecommunication arteries of the Republic of Kazakhstan, belonging to the Company, is remained for JSC "Kazakhtelecom".

Influence of liberalization of the sector will be reflected in financial accounting of the Company when it becomes possible to make its estimation.

REGISTER

For issue of financial accounting of the Company
prepared according to IFAS
for the quarter ending
31st Mar. 2004

1. T.N. Uzbakhanov (original) /signature/
2. O.A.Gaidukova (copy) /signature/
3. L.O.Donenbayeva (copy) /signature/ 05/26/2004
4. D.A.Mukhametkaliyev (copy) /signature/

The thirteenth day of July, the year two thousand and six.

I, the undersigned, Bekesheva Galina Vladimirovna, a Notary Private in and for the City of Almaty, license No. 0002054, issued by the Ministry of Justice of the Republic of Kazakhstan dated 15.12.2004, do hereby certify that this is a true and correct copy of the original document; in the latter, were found no erasures, additions, insertions, crossed out words and any other modifications, alterations or peculiarities.

Registered under No 1-967
Paid for Notary's services 2987 KZT
Notary: /signed/

Seal of, Bekesheva Galina Vladimirovna, a Notary Public aforesaid, license No. 0002054, issued by the Ministry of the Republic of Kazakhstan on 15 Dec. 2004, affixed.

Текст-перевод копии документа с русского на английский язык выполнен переводчиком **Ивановой Еленой Александровной**.
Город Алматы, тринадцатое июля две тысячи шестого года.

Подпись Иванова Елена Александровна

Республика Казахстан, город Алматы, тринадцатое июля две тысячи шестого года.
Я, Бекешева Г.В., нотариус города Алматы, действующий на основании государственной лицензии № 0002054, выданной Министерством юстиции Республики Казахстан от 15.12.2004 года, свидетельствую подлинность подписи, сделанной известным мне переводчиком **Ивановой Еленой Александровной.**

Зарегистрировано в реестре за № 1 - 968
Сумма, оплаченная нотариусу за совершенное нотариальное действие – 103 тенге
Нотариус



БЕКЕШЕВА ГАЛИНА ВЛАДИМИРОВНА
ЛИЦЕНЗИЯ
№ 0002054
ВЫДАНА 13 ДЕКАБРЯ 2004 ГОДА
МИНИСТЕРСТВОМ ЮСТИЦИИ
РЕСПУБЛИКИ КАЗАХСТАН
НОТАРИУС


НӨМІРЛЕНДІ ӘРІ БАЙЛАНДЫ БЕТ
ПРОНУМЕРОВАНО И ПРОШНУРОВАНО
НА СТР.
БЕКЕШЕВА
НОТАРИУС
№ 0002054
ВЫДАНА 15 ДЕКАБРЯ 2004 ГОДА
МИНИСТЕРСТВОМ ЮСТИЦИИ
РЕСПУБЛИКИ КАЗАХСТАН



КӨШІРМЕ
КОПИЯ

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

Финансовая отчетность, подготовленная в соответствии с Международными Стандартами Финансовой Отчетности
За 9 месяцев 2004 г.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

СОДЕРЖАНИЕ

Страница

ФИНАНСОВАЯ ОТЧЕТНОСТЬ
ЗА 9 МЕСЯЦЕВ 2004 г.:

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

БАЛАНС, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ПО СОСТОЯНИЮ НА 30 СЕНТЯБРЯ 2004 г.

(в тысячах казахстанских тенге)

	Коммен-тарии	30.09.2004	31.12.2003
АКТИВЫ			
ТЕКУЩИЕ АКТИВЫ:			
Денежные средства и их эквиваленты	2	1,355,424	2,244,582
Дебиторская задолженность, нетто	3	9,378,956	7,763,070
Товарно-материальные запасы, нетто	4	4,737,428	4,077,409
Прочая дебиторская задолженность, нетто	5	7,277,900	5,397,646
Всего текущие активы		22,749,708	19,482,707
Инвестиции	6	15,914,310	10,557,531
Финансовые инвестиции	7	447,898	467,867
Долгосрочная дебиторская задолженность	8	1,342,606	1,271,260
Долгосрочные расходы будущих периодов		131,563	78,652
Основные средства, нетто	9	78,076,278	75,281,224
Нематериальные активы, нетто	10	1,108,385	1,310,428
ВСЕГО АКТИВЫ		119,770,748	108,449,669
ОБЯЗАТЕЛЬСТВА И АКЦИОНЕРНЫЙ КАПИТАЛ			
ТЕКУЩИЕ ОБЯЗАТЕЛЬСТВА:			
Кредиторская задолженность		4,869,151	6,365,378
Авансы полученные		1,090,701	733,624
Прочая кредиторская задолженность и начисленные обязательства		909,708	1,249,188
Краткосрочные займы	11	1,979,382	7,457,384
Задолженность по налогам		2,217,021	884,966
Дивиденды к оплате	12	171,847	487,690
Всего текущие обязательства		11,237,810	17,178,230
Долгосрочные займы	11	22,660,928	21,493,236
Обязательства по отсроченному подоходному налогу	13	6,034,314	5,780,598
ВСЕГО ОБЯЗАТЕЛЬСТВА		39,933,052	44,452,064
АКЦИОНЕРНЫЙ КАПИТАЛ:			
Уставный капитал	14	33,090,118	33,090,118
Нераспределенная прибыль	14	46,747,578	30,907,487
Всего акционерный капитал		79,837,696	63,997,605
ВСЕГО ОБЯЗАТЕЛЬСТВА И АКЦИОНЕРНЫЙ КАПИТАЛ		119,770,748	108,449,669

Главный бухгалтер Узбаханов Т. Н.

17 ноября 2004 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДОХОДАХ И РАСХОДАХ, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА 9 МЕСЯЦЕВ 2004 г.
(в тысячах казахстанских тенге, за исключением прибыли на акцию)

	Коммен-тарии	9 месяцев 2004	9 месяцев 2003
ВЫРУЧКА ОТ РЕАЛИЗАЦИИ УСЛУГ		57,095,186	48,352,231
СЕБЕСТОИМОСТЬ ПРЕДОСТАВЛЕННЫХ УСЛУГ	15	(32,637,495)	(27,421,936)
ВАЛОВАЯ ПРИБЫЛЬ		24,457,691	20,930,295
РАСХОДЫ ПО РЕАЛИЗАЦИИ, ОБЩИЕ И АДМИНИСТРАТИВНЫЕ РАСХОДЫ	15	(8,624,272)	(7,206,266)
ПРИБЫЛЬ ОТ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ		15,833,419	13,724,029
ПРОЧИЕ ДОХОДЫ/(РАСХОДЫ)			
Затраты по займам		(789,799)	(1,249,940)
Чистый доход по курсовой разнице		1,853,047	281,683
Доход от инвестиций по долевому участию	6	6,858,838	3,886,704
Прочие доходы		964,521	2,058,678
Прочие расходы		(170,501)	(1,092,235)
Всего прочие доходы		8,716,106	3,884,890
ПРИБЫЛЬ ДО НАЛОГООБЛОЖЕНИЯ		24,549,525	17,608,919
РАСХОДЫ ПО ПОДОХОДНОМУ НАЛОГУ	13	(5,474,238)	(4,855,675)
ЧИСТАЯ ПРИБЫЛЬ		19,075,287	12,753,244
ПРИБЫЛЬ НА АКЦИЮ в расчете базовой и производной прибыли на акцию, в тенге	16	1,738	1,159

Главный бухгалтер Узбаханов Т. Н.

17 ноября 2004 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА 9 МЕСЯЦЕВ 2004 г.

(в тысячах казахстанских тенге)

	Коммен-тарии	Уставный капитал	Нераспреде-ленная прибыль	Всего
Сальдо на 1 января 2003 г.		33,090,118	17,634,931	50,725,049
Чистая прибыль за год		-	16,633,566	16,633,566
Дивиденды	12	-	(3,361,010)	(3,361,010)
Сальдо на 31 декабря 2003 г.		33,090,118	30,907,487	63,997,605
Чистая прибыль за отчетный период		-	19,075,287	19,075,287
Дивиденды	12	-	(3,235,196)	(3,235,196)
Сальдо на 30 сентября 2004 г.		33,090,118	46,747,578	79,837,696

Главный бухгалтер Узбаханов Т. Н.

17 ноября 2004 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО, ЗА 9 МЕСЯЦЕВ 2004 г.

(в тысячах казахстанских тенге)

	Коммен-тарии	9 месяцев 2004	9 месяцев 2003
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ОПЕРАЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Прибыль до налогообложения		24,549,525	17,608,919
Поправки на:			
Износ основных средств и амортизацию нематериальных активов	9, 10	7,209,628	6,551,193
Резерв по сомнительной задолженности и прочие резервы		439,169	(66,961)
Чистый (доход) от курсовой разницы		(1,853,047)	671,180
Доход от инвестиций по долевому участию	6	(6,858,838)	(3,886,705)
Затраты по займам		789,799	1,249,940
(Доход)/убыток от реализации основных средств и нематериальных активов		(36,377)	14,851
Прочие неденежные операции	17	(123,078)	(540,887)
Операционная прибыль до изменений в оборотном капитале		24,116,781	21,601,530
Увеличение (уменьшение) денежных средств от изменений в:			
Счетах к получению и прочей дебиторской задолженности		(2,838,435)	(3,784,588)
Товарно-материальных запасах		(660,019)	(398,580)
Кредиторской задолженности и авансов полученных		(987,843)	1,911,127
Прочей кредиторской задолженности и начисленных обязательствах		1,267,530	436,950
Денежные средства, полученные от операционной деятельности		20,898,014	19,766,439
Проценты уплаченные		(981,633)	(1,374,713)
Дивиденды уплаченные, за вычетом налогов	12	(3,307,295)	(2,112,956)
Подоходный налог уплаченный		(3,575,975)	(2,446,029)
Чистые денежные средства, поступившие от операционной деятельности		13,033,111	13,832,741
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Приобретение инвестиций	7	(5,050)	(1,309,783)
Приобретение основных средств и нематериальных активов	17	(10,684,369)	(8,974,177)
Прочие выплаты		(340,565)	(669)
Поступления от реализации инвестиции		-	45,705
Поступления от реализации основных средств и нематериальных активов		8,764	34,016
Чистые денежные средства, использованные в инвестиционной деятельности		(11,021,220)	(10,204,908)

АКЦИОНЕРНОЕ ОБЩЕСТВО «КАЗАХТЕЛЕКОМ»

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ, ПОДГОТОВЛЕННЫЙ В СООТВЕТСТВИИ С МСФО (ПРОДОЛЖЕНИЕ), ЗА 9 МЕСЯЦЕВ 2004 г.
(в тысячах казахстанских тенге)

	Коммен-тарии	9 месяцев 2004	9 месяцев 2003
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ОТ ФИНАНСОВОЙ ДЕЯТЕЛЬНОСТИ:			
Поступления от эмиссии акций и других ценных бумаг		-	-
Денежные средства, полученные по займам		10,345,220	16,046,566
Погашение займов		(13,246,269)	(18,531,085)
Прочие		-	(884,525)
Чистые денежные средства, использованные в финансовой деятельности		(2,901,049)	(3,369,044)
ЧИСТОЕ ИЗМЕНЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ И ИХ ЭКВИВАЛЕНТОВ		(889,158)	258,789
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ, на начало отчетного периода		2,244,582	1,793,741
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ, на конец отчетного периода		1,355,424	2,052,530

Главный бухгалтер Узбаханов Т. Н.

17 ноября 2004 г.

Комментарии на стр. 7-28 являются неотъемлемой частью данной финансовой отчетности.

1. ХАРАКТЕР ДЕЯТЕЛЬНОСТИ И КРАТКИЙ ОБЗОР ОСНОВНЫХ ПРИНЦИПОВ БУХГАЛТЕРСКОГО УЧЕТА

Характер деятельности – Акционерное Общество «Казахтелеком» («Казахтелеком»» или «Компания») было создано в июне 1994 г. на основании Постановления Кабинета Министров Республики Казахстан как национальная акционерная компания и в феврале 1996 г. преобразована в открытое акционерное общество. Компания зарегистрирована, расположена и осуществляет свою деятельность в Республике Казахстан. Юридический адрес Компании: Республика Казахстан, 473000, г. Астана, ул. Абая, 61. Компания является монополистом в области предоставления основного спектра телекоммуникационных услуг, включая местную, междугороднюю (внутреннюю и по странам СНГ) и международную телефонную связь, телеграфную и телексную связь, телекоммуникационную передачу данных, аренду каналов, теле- и радио-трансляцию, телеграфную радиотрансляцию, услуги по беспроводным средствам связи. В соответствии с Постановлением Правительства Республики Казахстан, в сентября 2004 года произведена досрочная отмена эксклюзивного права Компании на предоставление услуг междугородной и международной телефонной связи. Компания имела 33,263 рабочих мест по состоянию на 30 сентября 2004 г. Акции Компании принадлежат Правительству Республики Казахстан, Central Asian Investments Industrial Holdings N.V. и другим акционерам.

Основа представления финансовой отчетности – Финансовая отчетность Компании подготовлена в соответствии с Международными Стандартами Финансовой Отчетности («МСФО»), установленными Международным советом по стандартам финансовой отчетности и представлена в казахстанских тенге. Компания ведет бухгалтерский учет в соответствии с правилами и положениями бухгалтерского учета, принятыми в Республике Казахстан. Данные правила и положения отличаются от Международных Стандартов Финансовой Отчетности, соответственно, финансовая отчетность, подготовленная согласно казахстанским стандартам, была надлежащим образом скорректирована с целью соответствия МСФО.

Использование оценок и допущений – Соответствие МСФО требует от руководства Компании использования оценок и предположений. Данные предположения и оценки оказывают влияние на приводимые в отчетности суммы активов и обязательств, а также раскрытия по условным активам и обязательствам на день составления финансовой отчетности и представленные в отчетности суммы доходов и расходов в течение отчетного периода. В связи с этим фактические результаты могут отличаться от данных оценок.

Денежные средства и их эквиваленты – Денежные средства включают наличные в кассе, а также текущие банковские счета и краткосрочные депозитные счета в банках, первоначальный срок погашения которых не превышает трех месяцев.

Дебиторская задолженность – Дебиторская задолженность отражается за вычетом резерва по сомнительным долгам.

Товарно-материальные запасы – Товарно-материальные запасы отражаются по наименьшей из себестоимости, с использованием метода средневзвешенной стоимости, и чистой стоимости реализации. Себестоимость включает стоимость покупки, транспортные расходы, расходы на хранение и накладные расходы. Чистая стоимость реализации основана на возможной продажной стоимости за вычетом расходов по реализации и доставке.

Инвестиции – Компания не имеет существенных по отношению к финансовой отчетности дочерних предприятий, где она обладала бы большинством голосов. Учет долгосрочных инвестиций в компаниях, где участие составляет более 20% от числа голосующих акций, осуществляется по методу долевого участия. Текущая стоимость подобных инвестиций уменьшается в целях отражения любого, за исключением временного, снижения стоимости отдельных долгосрочных инвестиций.

Как Компания, исторически предоставляющая телекоммуникационные услуги в Республике Казахстан, Казахтелеком приобрел некоторые права и лицензии бесплатно. Данные права и лицензии вносились в уставный капитал совместных предприятий. Впоследствии данные взносы переоценивались по текущей рыночной стоимости. Руководство полагает, что данная бухгалтерская трактовка лучше отражает активы Компании и их стоимость.

Финансовые инвестиции – Компания классифицирует инвестиции в ценные бумаги по следующим категориям: инвестиции, предназначенные для торговли, инвестиции удерживаемые до погашения и инвестиции, доступные для продажи. Применяемая классификация зависит от целей, для которых данные инвестиции были приобретены. Руководство определяет классификацию инвестиций во время приобретения и пересматривает сделанные оценки на регулярной основе.

После первоначального признания Компания оценивает инвестиции, предназначенные для торговли, и инвестиции, доступные для продажи, по их справедливой стоимости. Инвестиции, удерживаемые до погашения, оцениваются по амортизированной стоимости. Прибыль (убыток) от изменения справедливой стоимости инвестиции и амортизация дисконта и премии отражается в отчете о доходах и расходах в период возникновения.

Основные средства и нематериальные активы – Имущество, машины и оборудование, а также нематериальные активы, используемые в финансово-хозяйственной деятельности, учитываются по наименьшей из переоцененной стоимости или предполагаемой возмещаемой суммы. Амортизация и износ начисляются на основе равномерного метода списания стоимости в течение срока полезной службы от трех до пятидесяти лет:

Здания	50 лет
Сооружения	10-20 лет
Телекоммуникационное оборудование	5-20 лет
Прочие машины и оборудование	3-20 лет
Транспорт и прочее	3-10 лет
Финансируемая аренда основных средств	наименьший из полезного срока службы или срока аренды
Нематериальные активы - программное обеспечение	5 лет

Доходы и убытки от реализации основных средств и нематериальных активов включены в прочие доходы (расходы) в отчете о доходах и расходах.

Обесценение – На каждую отчетную дату Компания проводит анализ балансовой стоимости своих материальных и нематериальных активов для определения признаков, указывающих на возможное возникновение убытков от обесценения. В случае наличия таких признаков, производится оценка возмещаемой стоимости активов, с целью определения возможного убытка от обесценения. В случае невозможности определения возмещаемой стоимости отдельного актива, Компания проводит оценку возмещаемой стоимости генерирующей единицы, к которой принадлежит такой актив.

В случае, если возмещаемая стоимость актива (генерирующей единицы) меньше балансовой стоимости, тогда балансовая стоимость актива (генерирующей единицы) уменьшается до возмещаемой стоимости. Убыток от обесценения признается расходом в том же периоде, за исключением случаев, когда данный актив уже учитывается по переоцененной стоимости. В таком случае убыток от обесценения отражается за счет существующего резерва по переоценке.

В случае последующего восстановления убытка от обесценения, балансовая стоимость актива (генерирующей единицы) увеличивается до возмещаемой стоимости, при этом, возмещаемая стоимость не может превышать балансовую стоимость, определяемую без учета убытков от обесценения актива (генерирующей единицы) в предыдущих годах. Восстановление убытка от обесценения признается доходом в том же периоде.

Аренда – Финансируемая аренда, при которой Компании в основном передаются все риски и выгоды, связанные с владением арендованным имуществом, капитализируется в начале аренды по справедливой стоимости арендуемого имущества или, если она ниже, по приведенной стоимости минимальных арендных платежей. Арендные платежи разделяются на финансовое вознаграждение и плату в погашение арендных обязательств, таким образом, чтобы достичь постоянной ставки вознаграждения на стоимость непогашенных арендных обязательств. Расходы по выплате вознаграждения относятся прямо на расходы. Капитализированные арендные активы амортизируются в течение более короткого периода аренды или срока полезного использования.

Арендная плата от операционной аренды признается в каждом отчетном периоде в течение срока аренды.

Признание выручки – Доходы по всем видам оказанных услуг признаются в том же периоде, в котором соответствующие услуги были оказаны. Доходы признаются, когда существует высокая вероятность получения экономических выгод от осуществленной операции и когда сумма доходов может быть оценена с достаточной степенью уверенности.

Затраты по займам – Затраты по займам, которые напрямую относятся к приобретению, строительству или производству активов, для которых требуется длительный период времени для подготовки их к использованию или к реализации, включаются в стоимость таких активов до тех пор, пока они не готовы к использованию или реализации. Другие затраты по займам включаются в отчет о доходах и расходах в том периоде, в котором они были понесены.

Подоходный налог – Компания определяет расходы по подоходному налогу на основе метода обязательств, согласно которому ожидаемый налоговый эффект временных разниц в финансовой отчетности, подготовленной в соответствии с МСФО, и отчетности в соответствии с требованиями Казахстанского налоговым законодательством отражены как отсроченные возмещаемые в будущих периодах. Отсроченные налоговые активы отражаются с учетом того, что имеется существенная вероятность их реализации.

Операции с иностранной валютой – Функциональной валютой Компании является казахстанский тенге («тенге»). Доходы и убытки от курсовой разницы по операциям в иностранной валюте, совершенным в течение года, показаны в отчете о доходах и расходах. Активы и обязательства, представленные в иностранной валюте, отражены в прилагаемом балансе с использованием обменных курсов на дату составления отчета.

Неденежные операции – Компания осуществляет некоторые расчеты посредством неденежных операций. Полученные товары оцениваются по стоимости предоставленных услуг. Данные по товарам анализируются на регулярной основе для правильности оценки и списываются до чистой реализационной стоимости.

Изменение классификации – Классификация некоторых сумм, относящихся к предыдущему году, была изменена в целях соответствия требованиям представления отчетности в 2003 г. Данные изменения не оказали влияния как на результаты финансово-хозяйственной деятельности, представленные в предыдущей финансовой отчетности, так и на сумму акционерного капитала.

2. ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ

По состоянию на 30 сентября 2004 г. денежные средства в сумме 3,457 тысяч тенге были ограничены в использовании по решению суда г.Алматы в покрытие исковых требований поставщиков.

3. ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ, НЕТТО

	30.09.2004	**31.12.2003**
Торговая дебиторская задолженность	10,586,207	8,669,393
Резерв по сомнительным долгам	(1,207,251)	(906,323)
Всего	**9,378,956**	**7,763,070**

В соответствии с решением суда г.Астаны дебиторская задолженность бюджетных организаций в сумме 259,334 тыс.тенге в декабре 2003 года была зачтена в счет погашения кредита KFW в размере 205,898 тыс.тенге. Оставшаяся часть задолженности в сумме 53,436 тыс.тенге была зачтена в отчетном периоде.

4. ТОВАРНО-МАТЕРИАЛЬНЫЕ ЗАПАСЫ, НЕТТО

	30.09.2004	31.12.2003
Материалы	4,731,604	4,088,680
Товары	32,477	16,347
Резерв по оценке до чистой стоимости реализации	(26,653)	(27,618)
Всего	**4,737,428**	**4,077,409**

5. ПРОЧАЯ ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ, НЕТТО

	30.09.2004	31.12.2003
Прочая дебиторская задолженность	3,490,636	2,813,558
Задолженность работников и других лиц	155,669	153,797
Дебиторская задолженность ассоциированных компаний	140,000	-
Расходы будущих периодов	71,121	287,200
Авансы выплаченные	4,025,391	2,704,827
Резерв по сомнительным долгам	(604,917)	(561,736)
Всего	**7,277,900**	**5,397,646**

По состоянию на 30 сентября 2004 г., авансы выплаченные включают 1,413,096 тысячи тенге авансов, уплаченных ЗАО «Национальная Компания «КазахстанТемирЖолы» за долевое участие по строительству здания «Transport Tower». (на 31 декабря 2003 г: 1,352,923 тысячи тенге).

29 ноября 2003 г. Правительство Республики Казахстан выпустило Постановление, согласно которому данное здание будет передано в республиканскую собственность на условиях, которые будут определены Министерством финансов Республики Казахстан, Министерством экономики и бюджетного планирования Республики Казахстан и Министерством транспорта и коммуникаций Республики Казахстан совместно с Компанией. На дату данной финансовой отчетности велись переговоры с соответствующими государственными органами по поводу составления договора. Соответственно, влияние данной операции будет отражено в финансовой отчетности Компании в тот момент, когда оно может быть оценено.

Дебиторская задолженность ассоциированных компаний представляет собой финансовую помощь, предоставленную АО «Алтел» (см. Комментарий 20).

6. ИНВЕСТИЦИИ

	30.09.2004	31.12.2003
ТОО «GSM Казахстан»	14,786,272	9,474,209
ЗАО «Нурсат»	1,128,038	1,083,322
АО «Алтел»	-	-
Всего	**15,914,310**	**10,557,531**

Наименование	Местонахождение и место осуществления деятельности	Доля в собственном капитале	Право голоса	Основная деятельность
ТОО «GSM Казахстан»	Республика Казахстан	49%	49%	Телекоммуникационные услуги
АО «Алтел»	Республика Казахстан	50%	50%	Телекоммуникационные услуги
ЗАО «Нурсат»	Республика Казахстан	41.25%	41.25%	Телекоммуникационные услуги

Компания не имеет контроля над деятельностью АО «Алтел», поскольку Компания не имеет полномочий определять финансово-хозяйственную политику АО «Алтел», не имеет полномочий назначать или смещать большинство членов Совета Директоров и не имеет права решающего голоса на собрании Совета Директоров.

Доля в накопленных убытках АО «Алтел», превышающая балансовую стоимость инвестиций, составляет 1,228,674 тысяч тенге и 761,399 тысяч тенге по состоянию на 30 сентября 2004 и 31 декабря 2003 гг., соответственно. Доля в убытках АО «Алтел» определена на основании непроаудированнной финансовой отчетности АО «Алтел», подготовленной согласно Казахстанским Стандартам Бухгалтерского Учета.

Инвестиции по методу долевого участия:

ТОО «GSM Казахстан»:

	30.09.2004	**31.12.2003**
Стоимость инвестиций на начало отчетного периода	9,474,209	4,300,549
Доля доходов за отчетный период	6,814,122	5,173,660
Дивиденды начисленные	(1,502,059)	
Стоимость инвестиций на конец отчетного периода	**14,786,272**	**9,474,209**

Доход от долевого участия был признан и отражен в отчете о доходах и расходах.

ЗАО «Нурсат»:

	30.09.2004	**31.12.2003**
Стоимость инвестиций на начало отчетного периода	1,083,322	1,057,400
Доля доходов за отчетный период	44,716	25,922
Стоимость инвестиций на конец отчетного периода	**1,128,038**	**1,083,322**

Доход от долевого участия был признан и отражен в отчете о доходах и расходах.

7. ФИНАНСОВЫЕ ИНВЕСТИЦИИ

В 2003 г. Компания приобрела именные купонные облигации с датой погашения 27 сентября 2006 г. и индексированные купонные облигации с датой погашения 23 декабря 2009 г. Компания относит данные инвестиции к категории «инвестиции, доступные для продажи».

8. ДОЛГОСРОЧНАЯ ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

	30.09.2004	**31.12.2003**
Долгосрочная дебиторская задолженность ассоциированных компаний	884,525	884,525
Прочая долгосрочная дебиторская задолженность	458,081	386,735
Всего	**1,342,606**	**1,271,260**

Долгосрочная дебиторская задолженность ассоциированных компаний представляет собой финансовую помощь, предоставленную АО «Алтел» (см. Комментарий 20).

9. ОСНОВНЫЕ СРЕДСТВА, НЕТТО

	Земля	Здания и сооружения	Оборудование	Прочие	Незавершенное строительство	Всего
Первоначальная стоимость						
На 1 января 2004 г.	425,231	10,203,117	109,595,145	5,015,649	6,489,386	131,728,528
Приобретено	33,944	257,214	3,466,517	730,341	5,308,096	9,796,112
Переведено	-	390,481	5,423,564	17,309	(5,831,354)	-
Выбыло	(551)	(41,006)	(676,243)	(182,278)	(72,924)	(973,002)
Внутреннее перемещение между группами	-	(10,361)	117,847	(107,486)	-	-
Реклассификация	-	-	50,950	86	20,198	71,234
На 30 сентября 2004 г.	458,624	10,799,445	117,977,780	5,473,621	5,913,402	140,622,872
Износ						
На 1 января 2004 г.	-	3,051,680	50,987,349	2,382,012	-	56,421,041
Начисленный износ за отчетный период	-	198,060	6,320,352	375,485	-	6,893,897
Выбыло		(4,404)	(647,964)	(141,674)	-	(794,042)
Внутреннее перемещение между группами	-	(1,799)	(7,944)	9,743	-	-
Реклассификация	-	-	(565)	-	-	(565)
На 30 сентября 2004 г.	-	3,243,537	56,651,228	2,625,566	-	62,520,331
Резерв по законсервированным объектам на 30 сентября 2004 г.	-	-	-	-	(26,263)	(26,263)
Остаточная стоимость На 30 сентября 2004 г.	458,624	7,555,908	61,326,552	2,848,055	5,887,139	78,076,278
Остаточная стоимость На 31 декабря 2003 г.	425,231	7,151,437	58,607,796	2,633,637	6,463,123	75,281,224

Основные средства на сумму 1,911,165 тысяч тенге является залогом по займам Европейского банка реконструкции и развития (ЕБРР), Sumitomo Corporation и Кредитная линия Коммерцбанка (Германия) через HSBK по состоянию на 30 сентября 2004 и 1,296,549 тысяч тенге является залогом по займам Европейского банка реконструкции и развития (ЕБРР) и Sumitomo Corporation по состоянию на 31 декабря 2003 гг., соответственно (см. Комментарий 11).

В соответствии с договором аренды телекоммуникационного оборудования Компания получила в аренду телекоммуникационное оборудование стандарта AMPS (см. Комментарий 20). Компания отразила данную операцию как финансируемую аренду. Стоимость полученного оборудования была определена по сумме приведенных арендных платежей и составила 652,800 тысяч тенге.

10. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ, НЕТТО

Первоначальная стоимость	
На 1 января 2004 г.	2,553,159
Приобретено	185,588
Реклассификация	(71,234)
Выбыло	(1,948)
На 30 сентября 2004 г.	2,665,565
Амортизация	
На 1 января 2004 г.	1,242,731
Начислено за период	315,731
Реклассификация	565
Выбыло	(1,847)
На 30 сентября 2004 г.	1,557,180
Остаточная стоимость на 30 сентября 2004 г.	1,108,385
Остаточная стоимость на 31 декабря 2003 г.	1,310,428

11. ЗАЙМЫ

Займы по состоянию на 30 сентября 2004 г. включают:

Кредитор	Сальдо	Среднегодовая номинальная ставка вознаграждения	Обеспеченные/ необеспеченные
Банковские займы:			
Bank Leumi, Le-Israel B.M.	304,931	2	Необеспеченный
Кредитная линия Коммерцбанка (Германия) через HSBK	253,583	6	Обеспеченный
ЕБРР	12,783,200	5	Обеспеченный
BLG Мюнхен ФРГ	1,988,996	2-3	Необеспеченный
Ljublianska Bank	513,228	6	Необеспеченный
Commerzbank AG	2,076,145	3	Необеспеченный
Nordea Bank	81,097	6	Обеспеченный
Credit Agricole Indosuez Франция (CALYON)	1,978,632	4	Необеспеченный
Ситибанк Казахстан	672,800	5	Необеспеченный
Коммерческие займы от поставщиков:			
Sumitomo Corporation	791,034	6	Обеспеченный
The Eximbank of Korea через ОАО «Индустриальный парк»	1,881,669	3	Необеспеченный
Всего займы	**23,325,315**		
Векселя	1,314,995		Необеспеченный
Всего	**24,640,310**		
За вычетом суммы, подлежащей погашению в течение 12 месяцев (показана как текущие обязательства)	(1,979,382)		
Сумма, подлежащая погашению после 12 месяцев	22,660,928		

В рамках комплекса мероприятий, имеющих своей целью перераспределение сроков погашения займов и снижение стоимости привлекаемых финансовых ресурсов, Компанией и ЕБРР 30 сентября 2003 г. было подписано соглашение по привлечению синдицированного займа (далее - «Соглашение о займе») и реструктурирования существующей задолженности Компании. Общая сумма сделки составила 110 млн. долларов США, которая состоит из двух траншей со сроками погашения 5 и 7 лет. Установленная процентная ставка по займу равна сумме Маржи и Лондонской межбанковской фиксированной ставки («ЛИБОР») за период начисления вознаграждения.

В соответствии с подписанным Соглашением о займе в 2003 году было получено денежных средств на общую в сумму 84 млн. долларов США.
В отчетном периоде было получено денежных средств на сумму 11 млн.долларов США.

В соответствии с Соглашением о займе, залогом по займу служат: права собственности и интересов по казахстанским банковским счетам Компании; денежные требования Компании в отношении ее нынешних и будущих казахстанских клиентов и должников; права, вознаграждения и льготы Компании по всем страховым полисам, существующим в Компании в настоящее время или в будущем, за исключением полисов обязательного страхования; недвижимое имущество представленное автоматическими телефонными станциями; движимое имущество представленное кроссовым оборудованием.

Займы по состоянию на 31 декабря 2003 г. включают:

Кредитор	Сальдо	Среднегодовая номинальная ставка вознаграждения	Обеспеченные/ необеспеченные
Банковские займы:			
Банк KFW	494,326	7	Необеспеченный
Bank Leumi, Le-Israel B.M.	490,232	2	Необеспеченный
Кредитная линия Коммерцбанка (ФРГ) через HSBK	344,690	6	Обеспеченный
ЕБРР	12,052,658	5	Обеспеченный
BLG Мюнхен ФРГ	2,177,391	2-4	Необеспеченный
Ljublianska Bank	257,958	5	Необеспеченный
Commerzbank AG	2,616,056	3	Необеспеченный
Nordea Bank	130,378	6	Обеспеченный
Credit Agricole Indosuez Франция	1,628,041	4	Необеспеченный
Коммерческие займы от поставщиков:			
Alcatel SEL AG	711,865	8	Обеспеченный
Sumitomo Corporation	1,042,421	6	Обеспеченный
Iskratel D.O.O.	8,203	7	Необеспеченный
Fujitsu Siemens	43,129	10	Необеспеченный
The Eximbank of Korea через ОАО «Индустриальный парк»	1,942,940	3	Необеспеченный
Прочие	3,310		Необеспеченный
Всего займы	**23,943,598**		
Векселя	1,401,522		Необеспеченный
Именные облигации	3,605,500	10	Необеспеченный
Всего	**28,950,620**		
За вычетом суммы, подлежащей погашению в течение 12 месяцев (показана как текущие обязательства)	(7,457,384)		
Сумма, подлежащая погашению после 12 месяцев	21,493,236		

Общим собранием акционеров АО «Казахтелеком» от 22 января 2001 г. принято решение о выпуске облигаций, согласно которому 6 марта 2001 г. Национальной комиссией Республики Казахстан по ценным бумагам была произведена государственная регистрация первой эмиссии облигаций Компании. Объем эмиссии облигаций номинальной стоимостью 100 долларов США составляет 25,000,000 долларов США, разделенных на 250,000 именных купонных облигаций, с датой погашения 15 марта 2004 г. В результате специализированных торгов по состоянию на 31 декабря 2001 г. было размещено 193,387 штук именных купонных облигаций (см. Комментарий 14).

В 2002 г. оставшиеся 56,613 штук купонных облигаций были размещены.

Ниже представлена таблица, отражающая сроки погашения займов:

	30.09.2004	31.12.2003
Со сроком погашения до одного года	1,979,382	7,457,384
От одного года до двух лет	4,842,172	4,475,152
От трех до пяти лет включительно	13,898,297	13,321,239
Через пять лет	3,920,459	3,696,845
Всего	**24,640,310**	**28,950,620**

Изменение в части сроков погашения займов, произошедшее в отчетном периоде, объясняется реструктурированием Компанией существующей задолженности.
Анализ займов в разрезе валют:

	30.09.2004	31.12.2003
Казахстанский тенге	108,261	3,310
Доллары США	15,518,798	17,824,703
Евро	6,800,783	8,741,668
Японские иены	330,799	437,999
Южнокорейские воны	1,881,669	1,942,940
Всего	**24,640,310**	**28,950,620**

Central Asian Investments Industrial Holding N.V. является крупным акционером Компании. «Казкоммерцбанк» и Central Asian Investments Industrial Holding N.V. имеют общих акционеров.

Вознаграждение, уплаченное по займам «Казкоммерцбанк», составило 32,151 тысяч тенге в течение 2003 года.

В отчетном периоде «Казкоммерцбанк» предоставил гарантий в пользу АО «Казахтелеком» на сумму 122,564 тысяч тенге (193,171 тысяч тенге за 9 месяцев 2003 г.).

Гарантом кредитной линии группы KFW (далее «Займ») для приобретения оборудования выступило Правительство Республики Казахстан (далее «Правительство»). В 1999 г. решением суда Республики Казахстан часть займа, относящаяся к оборудованию, изначально поставленного в АО «Мангыстаумунайгаз» и АО «Каскор» (третьи стороны), не подлежит погашению со стороны АО «Казахтелеком», а должна быть погашена Правительством. По состоянию на дату составления настоящей финансовой отчетности между Правительством и АО «Казахтелеком» не было подписано официальное соглашение, однако Правительство не обжаловало решение суда. Руководство Компании считает, что Правительство исполнит решение суда. Руководство Компании также обязано истребовать вознаграждение, уплаченное по данной части основного долга.

12. ДИВИДЕНДЫ

За отчетный период дивиденды в размере 300 тенге на привилегированную акцию были начислены в сумме 90,718 тысяч тенге, в соответствии с документами по эмиссии акций.
В соответствии с принятым решением на годовом собрании акционеров от 23 апреля 2004 года было произведено доначисление дивидендов по привилегированным акциям за 2003 год на сумму 5,969 тысяч тенге, с целью приведения их размера к уровню не ниже дивидендов по простым акциям, в соответствии с требованиями законодательства Республики Казахстан. В отчетном периоде выплаты произведенные по привилегированным акциям составили сумму 95,792 тысяч тенге.

В соответствии с принятым решением внеочередного собрания акционеров от 09 июля 2004 года сумма дивидендов, приходящихся на государственный пакет акций по итогам 2002 года уменьшена на сумму в размере 300,015 тысяч тенге. Данное уменьшение отражено в финансовой отчетности отчетного периода.
В соответствии с принятым решением на годовом собрании акционеров от 23 апреля 2004 г., было произведено начисление дивидендов по простым акциям в размере 3,438,524 тысяч тенге. В отчетном периоде была произведена выплата в размере 3,211,503 тысяч тенге.

13. ПОДОХОДНЫЙ НАЛОГ

Ниже приведены временные разницы по отсроченным налогам:

	30.09.2004	31.12.2003
Актив по отсроченному подоходному налогу		
Разница в резерве по сомнительным долгам	1,207,251	906,323
Прочие	417,201	435,589
	1,624,452	1,341,912
Государственная налоговая ставка	30%	30%
Актив по отсроченному подоходному налогу	487,336	402,574
Обязательство по отсроченному подоходному налогу		
Разница в остаточной стоимости имущества, машин и оборудования и в незавершенном строительстве	21,738,833	20,610,571
	21,738,833	20,610,571
Государственная налоговая ставка	30%	30%
Обязательство по отсроченному подоходному налогу	6,521,650	6,183,172
Чистые обязательства по отсроченному подоходному налогу	**6,034,314**	**5,780,598**

Расходы по подоходному налогу в отчете о доходах и расходах подразделяются на следующие категории:

	9 месяцев 2004	9 месяцев 2003
Расход по отсроченному подоходному налогу	253,716	1,235,064
Расходы по текущему подоходному налогу	5,220,522	3,620,611
Расходы по подоходному налогу	**5,474,238**	**4,855,675**

Ниже приведено согласование 30% ставки подоходного налога и фактической суммы подоходного налога по состоянию на 30 сентября 2004 и 2003 гг.:

	9 месяцев 2004	9 месяцев 2003
Чистая прибыль до налогообложения	24,549,525	17,608,919
Налог по ставке 30%	7,364,857	5,282,676
Сумма налога с непринимаемых на вычеты расходов/(не облагаемых доходов)	(1,890,619)	(342,496)
Сумма налога с непринимаемых на вычеты убытков /(доходов)от курсовой разницы	-	(84,505)
Расходы по подоходному налогу	5,474,238	4,855,675

Средняя действующая ставка налога (эффективная) составляет 22,3% и 27,6 % за 9 месяцев 2004 и 2003 гг., соответственно.

Налоги подлежат оплате в соответствии с налоговым законодательством Республики Казахстан. Часть затрат в отчете о доходах и расходах не подлежат вычетам в соответствии с Казахстанским налоговым законодательством, в то время как другие затраты подлежат вычету только в будущие периоды. Обычно для таких затрат, подлежащих вычету в будущих периодах, начисляется актив по отсроченному налогу. В Казахстане ставка подоходного налога составляет 30%. Налог, начисленный за 9 месяцев 2004 г., непропорционален сумме дохода до налогообложения из-за расходов, отраженных в отчете о доходах и расходах, но не подлежащих вычету согласно налогового законодательства Республики Казахстан, и не облагаемых доходов.

14. УСТАВНЫЙ КАПИТАЛ И НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ

	30.09.2004	**31.12.2003**
Уставный капитал:		
Привилегированные акции, не имеющие права голоса (1,213,653 акции, зарегистрированные, выпущенные и полностью оплаченные; номинальная стоимость 1,000 тенге)	1,213,653	1,213,653
Простые акции, имеющие право голоса (10,922,876 акций зарегистрированные, выпущенные и полностью оплаченные; номинальная стоимость 1,000 тенге)	10,922,876	10,922,876
	12,136,529	12,136,529
Изъятый капитал (810,456 привилегированных акций по цене обмена на 30 сентября 2004 г. и на 31 декабря 2003 г., соответственно)	(2,652,860)	(2,652,860)

Уставный капитал Компании состоит из простых акций, имеющих право голоса и привилегированных акций, не имеющих права голоса. Номинальная стоимость простых и привилегированных акций составляет 1,000 тенге. Все простые акции имеют одинаковое право голоса. Привилегированные акции имеют преимущества при получении дивидендов и ликвидации, но не имеют право голоса. По привилегированным акциям выплачиваются дивиденды в размере не менее 30% от номинальной стоимости акций.

Советом директоров Компании, в соответствии с решением Общего собрания акционеров, было принято решение от 22 октября 2001 г. об обмене привилегированных акций на облигации. Торги проводились с 26 по 30 ноября и с 3 по 5 декабря 2001 г. на Казахстанской Фондовой бирже.

В результате специализированных торгов в 2001-2002 гг. 250,000 штук именных купонных облигаций Компании были полностью размещены. Данные облигации были полностью погашены в соответствии с проспектом эмиссии в марте 2004 г.

По состоянию на 30 сентября 2004 и 31 декабря 2003 гг., изъятые из обращения привилегированные акции на фондовом рынке размещены не были.

Нераспределенная прибыль на 30 сентября 2004 и 31 декабря 2003 гг. не включает сумму нераспределяемых резервов на сумму 1,842,404 тысяч тенге, которая представляет разницу между номинальной стоимостью выведенных из обращения привилегированных акций и стоимостью их обмена на именные облигации.

Распределяемая прибыль для определения дивидендов по простым акциям определяется по данным финансовой отчетности за соответствующий год, подготовленной в соответствии с Казахстанскими Стандартами Бухгалтерского Учета.

Долей, превышающей 5% Уставного капитала, владеют:

Акционер или номинальный держатель	**Количество акций, шт. 30.09.2004**	**Количество акций, шт. 31.12.2003**	**Доля от уставного капитала, % 30.09.2004 и 31.12.2003**	
Простые акции				
Комитет государственного имущества и приватизации Министерства финансов	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Investments Holding N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Прочие	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Привилегированные акции	1,213,653	1,213,653	10.0	10.0
Всего	12,136,529	12,136,529	100.0	100.0
Привилегированные акции – изъято	(810,456)	(810,456)		

15. ОПЕРАЦИОННЫЕ РАСХОДЫ

	9 месяцев 2004	**9 месяцев 2003**
Сырье и материалы	1,827,146	1,633,603
Расходы на персонал	14,777,493	12,933,593
Износ и амортизация основных средств и нематериальных активов	7,209,628	6,551,193
Ремонт и содержание основных средств	1,412,802	1,069,578
Коммуникационные расходы	10,682,087	8,502,607
Электроэнергия и коммунальные услуги	547,900	536,115
Расходы по банковским услугам	224,227	245,790
Командировочные расходы	350,613	287,834
Расходы по реализации	579,611	428,680
Расходы по налогам	911,729	892,093
Прочие операционные расходы и начисления	2,738,531	1,547,116
Всего	**41,261,767**	**34,628,202**

Ниже приводится сверка с суммами, представленными в отчете о доходах и расходах:

	9 месяцев 2004	**9 месяцев 2003**
Себестоимость предоставленных услуг	32,637,495	27,421,936
Расходы по реализации, общие и административные расходы	8,624,272	7,206,266
Всего	**41,261,767**	**34,628,202**

16. ПРИБЫЛЬ НА АКЦИЮ

Прибыль на акцию в расчете базовой и производной прибыли на акцию составила 1,738 и 1,159 тенге за 9 месяцев 2004 и 2003 гг., соответственно.

Расчет базовой и производной прибыли на простую акцию основывается на следующих данных:

	9 месяцев 2004	9 месяцев 2003
Чистая прибыль за период	19,075,287	12,753,244
Дивиденды по привилегированным акциям	(90,718)	(90,716)
Прибыль для расчета базовой и производной прибыли на простую акцию	**18,984,569**	**12,662,528**

Количество простых акций на 30 сентября 2004 и 2003 гг. составило 10,922,876. При этом не было возможных простых акций с производным эффектом.

17. ДОПОЛНИТЕЛЬНАЯ ИНФОРМАЦИЯ ДЛЯ ОТЧЕТА О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

За 9 месяцев 2004 и 2003 гг. строка «Прочие неденежные операции» включает сумму иных неденежных операций.

18. КОНЦЕНТРАЦИЯ РИСКА И УСЛОВНЫЕ ОБЯЗАТЕЛЬСТВА

Операционная среда – Основные операции Компании ведутся на территории Республики Казахстан. Законы и нормативные акты, регулирующие предпринимательскую деятельность в Республике Казахстан, часто меняются, в связи с этим активы и операции Компании могут быть подвержены риску из-за негативных изменений в политической и деловой среде.

Налоги – В результате налоговых проверок в будущем могут возникнуть вопросы или оценки, отличающиеся от налоговых деклараций Компании. Такие оценки могут касаться налогов, штрафов и процентов, и могут повлечь за собой существенные начисления. Компания считает, что она соблюдает Казахстанское налоговое законодательство.

19. ПЕНСИОННОЕ ОБЕСПЕЧЕНИЕ И ЛЬГОТЫ ПРИ УХОДЕ НА ПЕНСИЮ

Пенсионное обеспечение – В соответствии с законодательством Республики Казахстан все сотрудники Компании получают государственное пенсионное обеспечение. Расходы на пенсионное обеспечение за периоды, закончившиеся 30 сентября 2004 и 2003 гг., составили 1,177,232 тысяч тенге и 980,601 тысяч тенге, соответственно. По состоянию на 30 сентября 2004 и 2003 гг. Компания не имела существенных обязательств перед своими текущими или бывшими сотрудниками по дополнительным пенсионным выплатам, затратам на медицинское обслуживание после выхода на пенсию, страховым выплатам или иным льготам при выходе на пенсию, за исключением приведенного ниже.

Обязательства социального характера – 17 декабря 1998 г. Компания заключила коллективный договор со своими работниками. По условиям этого договора у Компании есть обязательство производить работникам определенные социальные выплаты при выходе сотрудников на пенсию, сумма которых может варьироваться из года в год. В связи с тем, что Компания не обладает достаточной статистической информацией, чтобы оценить предполагаемый период выхода сотрудников на пенсию, в данной финансовой отчетности не отражается резерв по таким обязательствам. Руководство Компании считает, что сумма возможного резерва не является значительной для финансовой отчетности.

20. СВЯЗАННЫЕ СТОРОНЫ

В 1996 г. Компания заключила договор о предоставлении телекоммуникационных услуг с АО «Алтел». Компания предоставила телекоммуникационные услуги на сумму 261,526 тысячи тенге и 95,704 тысяча тенге за 9 месяцев 2004 и 2003 гг., соответственно.

С целью увеличения оборотных ресурсов и для реализации проекта поставки и развертывания сети стандарта CDMA, Компания в 2003 году оказала финансовую помощь АО «Алтел» в размере 884,525 тысяч тенге на условиях возвратности в срок до февраля 2007 г.
В отчетном периоде Компания оказала финансовую помощь в размере 140,000 тысяч тенге на условиях возвратности в срок до мая 2005 года.

Компания предоставила в пользу АО «Алтел» гарантию, обеспеченную закупленным оборудованием, на сумму 15,2 млн. долларов США на приобретение оборудования мобильной связи. А также Компания выступила гарантом по Договору долгосрочного займа между АО «Алтел» и Промышленно-коммерческим банком Китая. Сумма гарантии не превышает 4,2 млн долларов США. Данная операция была одобрена решением Общего собрания акционеров Компании.

В соответствии с договором аренды телекоммуникационного оборудования Компания получила в аренду телекоммуникационное оборудование стандарта AMPS (см. Комментарий 9). Компания отразила данную операцию как финансируемую аренду. Стоимость полученного оборудования была определена по сумме приведенных арендных платежей и составила 652,800 тысяч тенге.

В 1999 г.Компания заключила договор о предоставлении и получении телекоммуникационных услуг с ТОО «GSM Казахстан». Компания предоставила и получила телекоммуникационные услуги на сумму 5,274,799 тысяч тенге и 4,584,906 тысяч тенге за 9 месяцев 2004 г., и 3,748,625 тысяч тенге и 3,462,081 тысяч тенге за 9 месяцев 2003 г., соответственно.

В отчетном периоде ТОО «GSM Казахстан» объявила о выплате дивидендов, при этом доля Компании составила 1,502,059 тысяч тенге.

В августе 2002 г. Компания приобрела долю участия в ЗАО «Нурсат». Компания предоставила и получила телекоммуникационные услуги на сумму 72,116 тысяч тенге и 22,957 тысяч тенге за 9 месяцев 2004 г., и 48,378 тысяч тенге и 3,975 тысяч тенге за 9 месяцев 2003 г., соответственно.

Цены во взаимных операциях со связанными сторонами устанавливаются методом сопоставимой неконтролируемой цены.

21. ИНВЕСТИЦИОННЫЕ ОБЯЗАТЕЛЬСТВА

- на 2004 г.	25,495,160
- на 2005 г.	12,318,000
	37,813,160

22. ПОЛИТИКА ПО УПРАВЛЕНИЮ РИСКАМИ

Управление рисками является существенным элементом финансово-хозяйственной деятельности Компании. Основные риски, присущие Компании, связаны с платежеспособностью клиентов, рыночными изменениями ставок вознаграждения и обменных курсов иностранных валют. Ниже представлено описание политики Компании в отношении этих рисков.

Управление кредитными рисками – Финансовые инструменты, которые потенциально могут привести к концентрации кредитного риска, представлены, в основном, дебиторской задолженностью по основной деятельности и прочими дебиторами. Кредитный риск, связанный с этими активами, носит ограниченный характер из-за значительной клиентской базы Компании и осуществления постоянных процедур контроля за кредитоспособностью абонентов и прочих дебиторов.

Управление валютными рисками – Финансовые инструменты, которые потенциально могут привести к концентрации валютного риска, представлены, в основном, дебиторской и кредиторской задолженностью по основной деятельности и займами. Валюты, в которых Компания получила займы, раскрыты в Комментарии 11.

Управление процентными рисками – Дебиторская задолженность Компании включает беспроцентные финансовые активы. Процентные ставки, уплачиваемые по займам Компании, раскрыты в Комментарии 11.

23. ПОСЛЕДУЮЩИЕ СОБЫТИЯ

По состоянию на дату финансовой отчетности, изъятые из обращения привилегированные акции не были размещены на фондовом рынке (см. Комментарий 14).

24. ПРОГРАММА ЛИБЕРАЛИЗАЦИИ РЫНКА ТЕЛЕКОММУНИКАЦИЙ

В феврале 2003 г. Правительством Республики Казахстан была принята Программа развития отрасли телекоммуникаций Республики Казахстан на 2003-2005 гг. (далее – «Программа»). Основной целью Программы является создание условий и формирование механизмов, направленных на дальнейшее развитие телекоммуникационного сектора экономики Казахстана, конкурентно интегрированного в глобальную информационную инфраструктуру. Программа предусматривает поэтапную либерализацию рынка телекоммуникаций в Республике и включает в себя ребалансирование тарифов для достижения рентабельности всех видов услуг телекоммуникаций, внедрение механизма финансирования общедоступных услуг, внедрение системы повременного учета услуг местной связи.

Программой предусмотрена либерализация рынка телекоммуникаций путем предоставления права оказания услуг международной и междугородной связи операторам для абонентов принадлежащим им сетей. Право собственности и использования телекоммуникационных магистралей Республики Казахстан, принадлежащих Компании, остается за АО «Казахтелеком».

5 июля 2004 года подписан Закон Республики Казахстан "О связи". Закон устанавливает правовые основы деятельности в области связи на территории Республики Казахстан, определяет полномочия государственных органов по регулированию данной деятельности, права и обязанности физических и юридических лиц, оказывающих или пользующихся услугами связи. Закон вводит основные концептуальные подходы по либерализации рынка.
Определены Правила взаимодействия операторов и введены понятия «Доминирующий оператор связи», «Универсальные услуги».

Согласно закону убытки операторов связи, оказывающих универсальные услуги телекоммуникаций в сельских населенных пунктах, подлежат компенсации за счет бюджетных средств Республики Казахстан.
В целях формирования этих бюджетных средств, Законом Республики Казахстан от 5 июля 2004 г. № 568-II в Налоговом кодексе была введена дополнительная плата за предоставление междугородной и (или) международной телефонной связи. Плательщиками являются операторы фиксированной связи, обладающие соответствующей лицензией. Годовые ставки этой платы устанавливаются Правительством Республики Казахстан.

В настоящее время готовятся соответствующие Постановления Правительства необходимые для реализации положений Закона о связи и Налогового кодекса.

Влияние либерализации отрасли будет отражено в финансовой отчетности Компании в тот момент, когда станет возможным произвести его оценку, в соответствии с определенными Правительством правилами и методиками реализации Закона о связи.


"13" ИЮЛ 2006 20__г. Я, Бекешева Г.В.,
нотариус города Алматы, действующий на основании гос. лицензии № 0002054 от 15.12.2004 г., выданной МЮ РК, свидетельствую верность этой копии с подлинником документа. В последнем подчисток, приписок, зачеркнутых слов и иных неоговоренных исправлений или каких-либо особенностей не оказалось.
Зарегистрировано в реестре за № 1-987
Сумма, уплаченная нотариусу 2987 тенге
Нотариус
БЕКЕШЕВА ГАЛИНА ВЛАДИМИРОВНА
ЛИЦЕНЗИЯ
№ 0002054
ВЫДАНА 15 ДЕКАБРЯ 2004 ГОДА МИНИСТЕРСТВОМ ЮСТИЦИИ РЕСПУБЛИКИ КАЗАХСТАН
НОТАРИУС


20 БЕТ
НӨМІРЛЕНДІ ӘРІ БАЙЛАНДЫ
ПРОНУМЕРОВАНО И ПРОШНУРОВАНО
НА 20 СТР.
НОТАРИУС
БЕКЕШЕВА ГАЛИНА ВЛАДИМИРОВНА
ЛИЦЕНЗИЯ
№ 0002054
ҚАЗАҚСТАН РЕСПУБЛИКАСЫНЫҢ ӘДІЛЕТ МИНИСТРЛІГІМЕН БЕРІЛГЕН
ВЫДАНА 15 ДЕКАБРЯ 2004 ГОДА МИНИСТЕРСТВОМ ЮСТИЦИИ РЕСПУБЛИКИ КАЗАХСТАН
НОТАРИУС

JOINT STOCK COMPANY "KAZAKHTELECOM"

Financial accounting, prepared according to International Financial Accounting Standards

For nine months of 2004

JOINT STOCK COMPANY "KAZAKHTELECOM"

CONTENTS

Page

FINANCIAL ACCOUNTING
FOR 9 MONTHS ENDING ON SEPTEMBER 30TH, 2004

JOINT STOCK COMPANY "KAZAKHTELECOM"

BALANCE PREPARED ACCORDING TO IFAS
BY CONDITION ON SEPTEMBER 30TH, 2004
(in thousands of Kazakhstan tenge)

	Comments	09.30.2004	12.31.2003
ASSETS			
CURRENT ASSETS:			
Funds and their equivalents	2	1,355,424	2,244,582
Accounts receivable, net	3	9,378,956	7,763,070
Inventory reserve, net	4	4,737,428	4,077,409
Other accounts receivable, net	5	7,277,900	5,397,646
Current assets total		22,749,708	19,482,707
Investments	6	15,914,310	10,557,531
Financial investments	7	447,898	467,867
Accounts receivable long-term	8	1,342,606	1,271,260
Future periods expenses long-term		131,563	78,652
Capital assets, net	9	78,076,278	75,281,224
Intangible assets	10	1,108,385	1,310,428
TOTAL ASSETS		119,770,748	108,449,669
LIABILITIES AND STOCK CAPITAL			
CURRENT LIABILITIES:			
Accounts payable		4,869,151	6,365,378
Advances received		1,090,701	733,624
Other accounts payable and charged liabilities		909,708	1,249,188
Short-term loans	11	1,979,382	7,457,384
Tax debt		2,217,021	884,966
Dividends payable	12	171,847	487,690
Current liabilities total		11,237,810	17,178,230
Long-term loans	11	22,660,928	21,493,236
Liabilities on deferred income tax	13	6,034,314	5,780,598
TOTAL LIABILITIES		39,933,052	44,452,064
STOCK CAPITAL			
Authorized capital	14	33,090,118	33,090,118
Undistributed profit	14	46,747,578	30,907,487
Total stock capital		79,837,696	63,997,605
TOTAL LIABILITIES AND STOCK CAPITAL		119,770,748	108,449,669

Chief accountant /signature/ T.N.Uzbakhanov

17 Nov. 2004

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

STATEMENT OF INCOMES AND EXPENSES PREPARED ACCORDING TO IFAS FOR 9 MONTHS OF 2004

(in thousands of Kazakhstan tenge except for incomes per share)

	Comments	9 months of 2004	9 months of 2003
SERVICES PROCEEDS		57,095,186	48,352,231
RENDERED SERVICES COST	15	(32,637,495)	(27,421,936)
GROSS PROFIT		24,457,691	20,930,295
EXPENSES FOR REALIZATION, TOTAL AND ADMINISTRATIVE EXPENDITURE	15	(8,624,272)	(7,206,266)
OPERATING PROFIT		15,833,419	13,724,029
OTHER INCOMES/(EXPENSES)			
Expenses for loans		(789,799)	(1,249,940)
Net switch rate income		1,853,047	281,683
Incomes from equity participation investments	6	6,858,838	3,886,704
Other incomes		964,521	2,058,678
Other expenses		(170,501)	(1,092,235)
Other incomes total		8,716,106	3,884,890
PRETAX PROFIT		24,549,525	17,608,919
INCOME TAX EXPENSES	13	(5,474,238)	(4,855,675)
NET INCOME		19,075,287	12,753,244
INCOME PER SHARE accounting the basic and derivative income per share, in KZT	16	1,738	1,159

Chief accountant /signature/ T.N.Uzbakhanov

17 Nov. 2004

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

CAPITAL FLOW STATEMENT PREPARED ACCORDING TO IFAS FOR 9 MONTHS OF 2004

(in thousands of Kazakhstan tenge)

	Comments	Authorized capital	Undistributed profit	Total
Balance for January 1, 2003		33,090,118	17,634,931	50,725,049
Net profit for the year		-	16,633,566	16,633,566
Dividends	12	-	(3,361,010)	(3,361,010)
Balance for December 31, 2003		33,090,118	30,907,487	63,997,605
Net profit for the accounting period		-	19,075,287	19,075,287
Dividends	12	-	(3,235,196)	(3,35,196)
Balance for Sepember 30, 2004		33,090,118	46,747,578	79,837,696

Chief accountant /signature/ T.N.Uzbakhanov

17 Nov. 2004

Comments on pages 7-28 are an inseparable part of the financial account.

JOINT STOCK COMPANY "KAZAKHTELECOM"

FLOW OF FUNDS STATEMENT PREPARED ACCORDING TO IFAS FOR 9 MONTHS OF 2004

(in thousands of Kazakhstan tenge)

	Comments	9 months of 2004	9 months of 2003
OPERATIONAL FLOW OF FUNDS:			
Pretax income		24,549,525	17,608,919
Modifications from:			
Basic funds runout and intangible assets amortization	9,10	7,209,628	6,551,193
Doubtful debt reserve and other reserves		439,169	(66,961)
Net switch rate income		(1,853,047)	671,180
Equity participation investments proceeds	6	(6,858,838)	(3,886,705)
Expenses for loans		789,799	1,249,940
Incomes/loss from sale of basic funds and intangible assets		(36,377)	14,851
Other non-monetary operations	17	(123,078)	(540,887)
Operational income before modifications in circulating capital		24,116,781	21,601,530
Funds increase (decrease) from modifications in:			
Bills receivable and other receivables		(2,838,435)	(3,784,588)
Inventory reserve		(660,019)	(398,580)
Accounts payable and advance received		(987,843)	1,911,127
Other accounts payable and liabilities charged		1,267,530	436,950
Funds, received from operational activity		20,898,014	19,766,439
Interests paid		(981,633)	(1,374,713)
Dividends paid, less taxes	12	(3,307,295)	(2,112,956)
Income tax paid		(3,575,975)	(2,446,029)
Net funds, received from operational activity		13,033,111	13,832,741
INVESTMENT FLOW OF FUNDS:			
Investment acquisition	7	(5,050)	(1,309,783)
Basic funds and intangible assets acquisition	17	(10,684,369)	(8,974,177)
Other		(340,565)	(669)
Investments realization proceeds		-	45,705
Basic funds and intangible assets realization proceeds		8,764	34,016
Net funds applied in investment activity		(11,021,220)	(10,204,908)

JOINT STOCK COMPANY "KAZAKHTELECOM"

FLOW OF FUNDS STATEMENT PREPARED ACCORDING TO IFAS (CONTINUATION) FOR 9 MONTHS OF 2004

(in thousands of Kazakhstan tenge)

	Comments	9 months of 2004	9 months of 2003
FINANCIAL FLOW OF FUNDS:			
Shares and securities issue proceeds		-	-
Funds, received from loans		10,345,220	16,046,566
Repayment of loans		(13,246,269)	(18,5321,085)
		-	(884,525)
Net funds applied in financial activity		(2,901,049)	(3,369,044)
NET CONVERSION OF FUNDS AND THEIR EQUIVALENTS		(889,158)	258,789
FUNDS AND THEIR EQUIVALENTS, at the beginning of accounting period		2,244,582	1,793,741
FUNDS AND THEIR EQUIVALENTS, at the end of accounting period		1,355,424	2,052,530

Chief accountant /signature/ T.N.Uzbakhanov

17 Nov. 2004

Comments on pages 7-28 are an inseparable part of the financial account.

**COMMENTS TO THE FINANCIAL ACCOUNTING,
PREPARED ACCORDING TO IFAS
FOR 9 MONTHS OF 2004**
(in thousands of Kazakhstan tenge)

1. CHARACTER OF ACTIVITY AND SHORT REVIEW OF BASIC ACCOUNTING PRINCIPLES

Character of activity – Joint Stock Company "Kazakhtelecom" (hereinafter "Kazakhtelecom" or "Company" was found in July 1994 on the basis of Enactment of the Cabinet of the Republic of Kazakhstan as a national joint stock company and in February 1996 was reorganized into an open joint stock company. The company is registered, domiciled and is existing in the Republic of Kazakhstan, at: 61 Abay Ave., Astana, 473000, Republic of Kazakhstan. The Company is a monopolist in the sphere of providing the basic specter of telecommunication services, including local, long-distance (internal and in CIS countries) and international telephone communication, telegraph and telex communication, telecommunication data transmission, channels rental, television and radio broadcasting, telegraph radio broadcasting, services on wireless means of communication. According to Regulation of the Government of the Republic of Kazakhstan in Sepember of 2004 the exclusive right of the Company for rendering long-distance and international communication services was cancelled on pre-term basis. The Company had 33,263 workplaces by condition on 30th Sep. 2004. Shares of the company belong to the Government of the Republic of Kazakhstan, Central Asian Investments Industrial Holdings N.V. and other shareholders.

The basis for submission of financial accounting – Financial accounting of the Company was prepared according to International Financial Accounting Standards (IFAS), established by International council on financial accounting standards and is reflected in Kazakhstan tenge. The Company records accountancy accounting to the rules and regulations of accountancy, accepted in the Republic of Kazakhstan. These rules and regulations differ from International Financial Accounting Standards, and accordingly financial accounting prepared according to Kazakhstan standards was duly corrected for the purpose of conforming with IFAS.

Use of estimations and assumptions – Accordance with IFAS requires from administration of the company the use of estimations and assumptions. Such estimations and assumptions influence the sums of assets and liabilities quoted in assets and liabilities amount accounting, and disclosures of conditional assets and liabilities by the date of financial accounting and amounts of income and expenses within the accounting period presented in the accounting. In connection with this actual results may differ from the data of estimations.

Funds and their equivalents – Funds include cash, current bank accounts and short-term deposit bank accounts, the initial term of payment of redemption of which does not exceed three months.

Accounts receivable – Accounts receivable is reflected less doubtful debts reserve.

Inventory reserve – Inventory reserve is reflected by the least cost price, with application of the method of weighted average cost price and net realization cost. Cost price includes the cost of purchase, transport expenses, expenses for storage and oncosts. Net realization cost is based on a possible salvage cost less expenses on realization and delivery.

Investments – The Company does not have branch companies, significant in respect to the financial accounting, the majority of votes it would have therewith. Records of long-term investments in the companies, where participation of the company comprises more than 20% of voting shares, is made according to equity participation method. Current cost of such investments is decreased for the purpose of reflection of any decrease of cost of separate long-term investments, except for temporary decrease.

As a company, historically representing telecommunication services in the Republic of Kazakhstan, Kazakhtelecom obtained some rights and licenses on free basis. There rights and licenses were deposited to the authorized capital of joint ventures. Later such deposits were revaluated according to the current market cost. Administration assumes that this accounting treatment better reflects the Company's assets and their cost.

Financial investments – The Company classifies investments and securities into the following categories: investments, intended for trade, investments, retained before redemption and investments available for sale. The applied classification depends on the purposes, for which these investments were obtained. Administration determines classification of investments at the time of receipt and revises these estimations on regular basis.

After initial recognition the Company estimates the investments intended for trade and investments available for sale at their reasonable cost. Investments, retained before redemption are estimated by amortized cost. Income (loss) from modification of reasonable cost of investment and amortization of discount and bonus is reflected in income and expenses statement in the period of occurrence.

Basic funds and intangible assets – Property, machines and equipment, and intangible assets, applied in financial and economic activity, are included at the least out of re-estimated cost or an assumed compensated sum. Amortization and runout are charged on the basis of uniform method of writing off the cost within the term of effective service from 3 to 50 years.

Buildings	50 years
Constructions	10-20 years
Telecommunication equipment	5-20 years
Other machines and equipment	3-20 years
Transport, etc.	3-10 years
Basic funds financial lease	the least out of the effective service or lease term
Intangible assets – software	5 years

Income and loss from basic funds and intangible assets realization are included to other incomes (expenses) in income and expenses statement.

Devaluation – By each accounting date the Company makes analysis of balance cost of its material and intangible assets for establishment of the signs, denoting possible loss from devaluation. In case of existence of such signs estimation of recoverable cost of assets will be effected for the purpose of determination of possible loss from devaluation. In case of impossibility of determination of recoverable cost of a separate asset, the Company will estimate the recoverable cost of generating unit, to which such asset belongs.
In case the recoverable cost of the asset (generating unit) is less than balance cost, balance cost of the asset (generating unit) is decreased to recoverable cost. Loss from devaluation is admitted as expenses in the same period except for the cases when this asset is already included at re-estimated rate. In this case loss from devaluation is reflected on account of the existing re-estimation reserve.
In case of further recovery of loss from devaluation, balance cost of the asset (generating unit) is increased up to recoverable cost, at that recoverable cost may not exceed balance cost, determined without consideration of loss from devaluation of the asset (generating unit) in previous years. Recovery of loss from devaluation is admitted as income in the same period.

Lease – Financed lease, at which the Company is basically transferred all risks and benefits connected with owning the leased property, is capitalized at the beginning of lease at a reasonable cost of the leased property or if it is lower, at the quoted cost of minimal lease payments. Lease payments are subdivided into financial commission and lease repayment so as to achieve a constant commission rate for the cost of unpaid lease obligations. Expenses on payment of commission are directly included into expenses. Capitalized lease assets are amortized within a shorter period of lease or the term of effective use.

Lease payments made within the frame of operational lease are reflected in the income and expenses statement at the time of their occurrence.

Admission of proceeds – Income from all kinds of rendered services is admitted in the same period in which such services were rendered. Income is admitted, when exists a high possibility of receipt of economic benefits from the effected operation and when the sum of income may be estimated with a considerable grade of confidence.

Expenses on loans - Expenses on loans, which directly are not related to acquisition, construction or production of assets, which require a supplementary period of preparation of them to application or to realization, are included into the cost of such assets before they are ready to application or realization. Other expenses on loans are included into income and expenses statement of the period when they were made.

(in thousands of Kazakhstan tenge)

Income tax – The Company determines expenses for income tax on the basis of method of obligations, according to which the expected tax effect of temporal differences in the financial accounting, prepared according to IFAS and accounting according to the requirements of Kazakhstan tax legislation are reflected as deferred tax obligations of future periods or deferred tax assets recovered in future periods. Deferred tax assets are reflected with consideration of the fact, that there is considerable possibility of their realization.

Foreign currency operations – The functional currency of the Company is Kazakhstan tenge. Switch rate income and losses from operation in foreign currency, conducted within the year, are reflected in income and expenses statement. Assets and obligations represented in foreign currency are reflected in the enclosed balance with application of exchange rates by the date of filing the report.

Non-monetary operations – The Company will effect some calculations by means of non-monetary operations. Received goods will be estimated by the cost of rendered services. Data on the goods are analyzed on regular basis for correctness of estimation and are written off to the net realization cost.

Modification of classification – Classification of some amounts related to the previous year, was changed for the purposes of conforming to the requirements of accounting presentation in 2003. These modifications didn't affect financial and economic activity results, presented in the previous financial accounting, and joint stock capital amount.

2. FUNDS AND THEIR EQUIVALENTS

By condition on 30 Sep. 2004 funds in the sum of 3,457 thousand KZT were limited in use by resolution of court of Almaty city for coverage of claims from the suppliers.

3. ACCOUNTS RECEIVABLE, NET

	30th Sep. 2004	31st Dec. 2003
Trade receivable accounts	10,586,207	8,669,393
Doubtful debts reserve	(1,207,251)	(906,323)
Total	**9,378,956**	**7,763,070**

According to resolution of the court of Astana city accounts receivable from budget organizations transferred in the sum of 259,334 thousand KZT in December of 2003 KZT was charged at the accounts of redemption of loan of KFW (see Comment No 14) in the sum of 205,898 thousand The residual part of the receivable accounts in the sum of 53,436 thousand KZT was charged in the accounting period.

(in thousands of Kazakhstan tenge)

4. INVENTORY RESERVE, NET

	30th Sep. 2004	31st Dec. 2003
Materials	4,731,604	4,088,680
Goods	32,477	16,347)
Reserve by estimation to net realization cost	(26,653)	(27,618)
Total	**4,737,428**	**4,077,409**

5. OTHER ACCOUNTS RECEIVABLE, NET

	30th Sep. 2004	31st Dec. 2003
Other receivable accounts	3,490,636	2,813,558
Liabilities of employees and other persons	155,669	153,797
Accounts receivable from associated companies	140,000	-
Future periods expenses	71,121	287,200
Advances paid	4,025,391	2,704,827
Doubtful debts reserve	(604,917)	(561,736)
Total	**7,277,900**	**5,397,646**

By condition on 30 Sep. 2004 paid advances include 1,413,096 thousand KZT of advances, paid by CJSC "National Company "KazakhstanTemirZholy" for equity participation in construction of building "Transport Tower" (by 31 Dec. 2003: 1,352,923 thousand KZT).

On 29 Nov. 2003 Government of the Republic of Kazakhstan issued Enactment, according to which this building will be transferred to republican property on conditions, which will be established by Finance Ministry of the Republic of Kazakhstan, Economics and Budget Planning Ministry of the Republic of Kazakhstan and Transport and Communications Ministry of the Republic of Kazakhstan jointly with the Company. By the date of this financial accounting were conducted negotiations with relevant state bodies on conclusion of a contract. Accordingly, influence of this operation will be reflected in the financial accounting of the Company in the time, when this influence may be estimated.

Accounts receivable from associated companies correspond to financial aid, provided to JSC "Altel" (see Comment 20).

(in thousands of Kazakhstan tenge)

6. INVESTMENTS

	30th Sep. 2004	31st Dec. 2003
"GSM Kazakhstan" LLP	14,786,272	9,474,209
CJSC "Nursat"	1,128,038	1,083,322
JSC "Altel"	-	-
Total	**15,914,310**	**10,557,531**

Name of the company	Domicile	Share in its own capital	Power of voting	Basic activity
"GSM Kazakhstan" LLP	Republic of Kazakhstan	49%	49%	Telecommunication services
JSC "Altel"	Republic of Kazakhstan	50%	50%	Telecommunication services
CJSC "Nursat"	Republic of Kazakhstan	41,25%	41,25%	Telecommunication services

The Company does not have control over the activity of JSC "Altel", because the Company is not empowered to determine financial and economic policy of JSC "Altel", is not empowered to appoint or to dismiss the majority of the Board of Directors and does not the power of the casting vote at the Meeting of the Board of Directors.

The share in cumulate losses of JSC "Altel" exceeding the balance cost of investments comprises 1,228,674 thousand KZT and 761,399 thousand KZT by condition on 30th Sep. 2004 and 31st Dec. 2003, accordingly. The share in losses of JSC "Altel" is determined on the basis of not audited financial accounting of JSC "Altel" prepared according to Kazakhstan Accounting Standards.

(in thousands of Kazakhstan tenge)

Investments by equity participation method:

"GSM Kazakhstan" LLP:

	30th Sep. 2004	31st Dec. 2003
Cost of investments by the beginning of accounting period	9,474,209	4,300,549
Share of income for the accounting period	6,814,122	5,173,660
Dividends charged	(1,502,059)	
Cost of investments by the end of accounting period	**14,786,272**	**9,474,209**

Income from equity participation was admitted and reflected in income and expenses statement.

CJSC "Nursat":

	30th Sep. 2004	31st Dec. 2003
Cost of investments by the beginning of accounting period	1,083,322	1,057,400
Share of income for the accounting period	44,716	25,922
Cost of investments by the end of accounting period	**1,128,038**	**1,083,322**

Income from equity participation was admitted and reflected in income and expenses statement.

7. FINANCIAL INVESTMENTS

In 2003 the Company purchased inscribed coupon obligations with the date of redemption of 27th Sep. 2006 and indexed coupon obligations with the date of redemption of 23 Dec. 2009. The Company refers this investments to the category "investments, available for sale".

8. LONG-TERM RECEIVABLE ACCOUNTS

	30th Sep. 2004	31st Dec. 2003
Long-term accounts receivable from associated companies	884,525	884,525
Other long-term receivable accounts	458,081	386,735
Total	**1,342,606**	**1,271,260**

Long-term accounts receivable from associated companies correspond to financial aid, provided to JSC "Altel" (see Comment No 20).

(in thousands of Kazakhstan tenge)

9. BASIC FUNDS, NET

	Land	Building and constructions	Equipment	Other	Uncompleted construction	Total
Initial cost						
By 1st Jan. 2004	425,231	10,203,117	109,595,145	5,015,649	6,489,389	131,728,528
Purchased	33,994	257,214	3,466,517	730,341	5,308,096	9,796,112
Transferred	-	390,481	5,423,564	17,309	(5,831,354)	-
Replaced	(551)	(41,006)	(676,243)	(182,278)	(72,924)	(973,002)
Internal transfer between the groups	-	(10,361)	117,847	(107,486)	-	-
Reclassification	-	-	50,950	86	20,198	71,234
By 30th Sep. 2004	458,624	10,799,445	117,977,780	5,473,621	5,913,402	140,622,872
Runout						
By 1st Jan. 2004	-	3,051,680	50,987,349	2,382,012	-	56,421,041
Charged runout for the accounting period	-	198,060	6,320,352	375,485	-	6,893,897
Replaced		(4,404)	(647,964)	(141,674)	-	(794,042)
Internal transfer between the groups	-	(1,799)	(7,994)	9,743	-	-
Reclassification	-	-	(565)	-	-	(565)
By 30th Sep. 2004	-	3,243,537	56,651,228	2,625,566	-	62,520,331
Reserve	-	-	-	-	(26,263)	(26,263)
Residual cost by 30th Sep. 2004	458,624	7,555,908	61,326,552	2,848,055	5,887,139	78,076,278
Residual cost by 31st Dec. 2003	425,231	7,151,437	58,607,796	2,633,637	6,463,123	75,281,224

Basic funds in the sum of 1,911,165 thousand KZT is a guarantee for the loans of European Bank of Reconstruction and Development (EBRD), Sumitomo Corporation and Credit line of Commerzbank (Germany) via HSBK by condition on 30th Sep. 2004 and 1,296,549 thousand KZT is a guarantee for the loans of European Bank of Reconstruction and Development (EBRD) and Sumitomo Corporation by condition on 31st Dec. 2003 accordingly (see Comment No11).

(in thousands of Kazakhstan tenge)

10. INTANGIBLE ASSETS, NET

Initial cost	
By 1st Jan. 2004	2,553,159
Purchased	185,588
Reclassification	(71,234)
Replaced	(1,948)
By 30th Sep. 2004	2,665,565
Amortization	
By 1st Jan. 2004	1,242,731
Charged for the period	315,731
Reclassification	565
Replaced	(1,847)
By 30th Sep. 2004	1,108,385
Residual cost by 30th Sep. 2004	**1,108,385**
Residual cost by 31st Dec. 2003	**1,310,428**

(in thousands of Kazakhstan tenge)

11. LOANS

Loans by condition on 30th Sep. 2004 include:

Creditor	Balance	Average annual nominal commission rate	Secured/ unsecured
Bank loans:			
Bank Leumi, Le-Israel B.M.	304,931	2	Unsecured
Credit Line of Commerzbank (Germany) via HSBK	253,583	6	Secured
EBRD	12,783,200	5	Secured
BLG München FRG	1,988,996	2-3	Unsecured
Ljulianska Bank	513,228	6	Unsecured
Commerzbank AG	2,076,145	3	Unsecured
Nordea Bank	81,097	6	Secured
Credit Agricole Indosuez France (CALYON)	1,978,632	4	Unsecured
Citibank Kazakhstan	672,800	5	Unsecured
Commercial loans from the suppliers:			
Sumitomo Corporation	791,034	6	Secured
The Eximbank of Korea via OJSC "Industrial Park"	1,881,669	3	Unsecured
Total loans	**23,325,315**		
Bills	1,314,993		Unsecured
Total	**24,640,310**		
Less the sum, subject to redemption within 12 months (reflected as current obligations)	(1,979,382)		
The sum subject to redemption in 12 months	22,660,928		

Within the frame of complex of measures, aimed at redistribution of terms of loans redemption and decrease of cost of the attracted financial resources, the Company and EBRD on 30th Sep. 2003 signed an agreement of attraction of syndicated loan (hereinafter "Loan Agreement") and restructuring of the existing indebtedness of the Company. The total amount of the transaction comprised 110 million US dollars, consisting of two tranches with the terms of redemption of 5 and 7 years. The established interest rate for the loan is equal to the sum of the Equity and London interbank offered rate ("LIBOR") for the period of charging the commission.

According to the signed Loan Agreement in the year of 2003 the Company received funds of the total amount of 84 million US dollars.
In the accounting period the Company received funds in the sum of 11 million US dollars.

According to the Loan Agreement, the loan is guaranteed by: proprietary rights and interests on Kazakhstan bank accounts of the company; monetary demands of the company in respect of its present and future Kazakhstan clients and debtors; rights, commissions and favours of the Company on all insurance policies, existing in the Company at present time or in future, except for the policies of obligatory insurance; immovable property represented by automatic telephone stations; movable property represented by cross equipment.

(in thousands of Kazakhstan tenge)

Loans by condition on 31st Dec. 2003 include:

Creditor	Balance	Average annual nominal commission rate	Secured/ unsecured
Bank loans:			
Bank KFW	494,326	7	Unsecured
Bank Leumi, Le-Israel B.M.	490,232	2	Unsecured
Credit Line of Commerzbank (FRG) via HSBK	344,690	6	Secured
EBRD	12,052,658	5	Secured
BLG München FRG	2,177,391	2-4	Unsecured
Ljulianska Bank	257,958	5	Unsecured
Commerzbank AG	2,616,056	3	Unsecured
Nordea bank	130,378	6	Secured
Credit Agricole Indosuez France	1,628,041	4	Unsecured
Commercial loans from the suppliers:			
Alcatel SEL AG	711,865	8	Secured
Sumitomo Corporation	1,042,421	6	Secured
Iskratel D.O.O.	8,023	7	Unsecured
Fujitsu Siemens	43,129	10	Unsecured
The Eximbank of Korea via OJSC "Industrial Park"	1,942,940	3	Unsecured
Other	3,310		Unsecured
Total loans	**23,943,598**		
Bills	1,401,522		Unsecured
Inscribed obligations	3,605,500	10	Unsecured
Total	**28,950,620**		
Less the sum, subject to redemption within 12 months (reflected as current obligations)	(7,457,384)		
The sum subject to redemption in 12 months	21,493,236		

The General Meeting of shareholders of JSC "Kazakhtelecom" on 22nd Jan. 2001 passed resolution of obligations issue, according to which on 6th Mar. 2001 National Securities Committee of the Republic of Kazakhstan effected the state registration of the first obligations emission of the Company. The volume of obligations emission of nominal cost of 100 US dollars comprises 25,000,000 US dollars, divided into 250,000 inscribed coupon obligations with the date of redemption of 15th Mar. 2004. As a result of specialized auctions by condition on 31st Dec. 2001 193,387 inscribed coupon obligations was allocated (see Comment No 14).

In 2002 residual 56,613 inscribed coupon obligations were allocated.

(in thousands of Kazakhstan tenge)

Below you can see the table, reflecting loans redemption terms:

	30th Sep. 2004	31st Dec. 2003
With the term of redemption up to one year	1,979,382	7,457,384
From one to two years	4,842,172	4,475,152
From three to five years inclusively	13,898,297	13,321,239
In five years	3,920,459	3,696,845
Total	**24,640,310**	**28,950,620**

Modification in a part of the terms of loans redemption made within the accounting period, is explained by reconstruction by the Company of the existing liability.
Loans analysis in foreign currencies:

	30th Sep. 2004	31st Dec. 2003
Kazakhstan tenge	108,261	3,310
US dollars	15,518,798	17,824,703
Euro	6,800,783	8,741,668
Japanese yens	330,799	437,999
South Korean wons	1,881,669	1,942,940
Total	**24,640,310**	**28,950,620**

Central Asian Investments Industrial Holding N.V. is a principal shareholder of the Company. "Kazcommercebank" and Central Asian Investments Industrial Holding N.V. have common shareholders.

The commission paid on loans of "Kazcommercebank" comprised 32,151 thousand KZT in the year of 2003.

In the accounting period "Kazcommercebank" provided guarantees for the benefit of JSC "Kazakhtelecom" in the sum of 122,564 thousand KZT (193,171 thousand KZT for 9 months of 2003).

Government of the Republic of Kazakhstan (hereinafter "the Government") acted as the guarantor of the credit line of KFW group (hereinafter "Loan") for the purchase of equipment. In 1999 by sentence of court of the Republic of Kazakhstan a part of the loan, related to the equipment, initially supplied to JSC "Mangystaumunaigaz" and JSC "Kaskor" (the third parties), is not subject to redemption by JSC "Kazakhtelecom", but must be redeemed by the Government. By condition on the date of filing of the present financial accounting the Government and JSC "Kazakhtelecom" have not signed an official agreement, however the Government did not appeal against the sentence. Administration of the Company considers that the Government will fulfill the judgment. Administration of the Company is also obliged to reclaim the commission, paid on this part of the principal debt.

(in thousands of Kazakhstan tenge)

12. DIVIDENDS

In the accounting period dividends in the sum of 300 KZT per privileged share were charged in the sum of 60,478 thousand KZT according to the documents on shares emission.
According to the resolution passed at the Annual Meeting of shareholders of 23rd Apr. 2004 was effected additional charge of dividends on preference shares in the sum of 5,969 thousand KZT for the purpose of leveling of their amount to the amount of ordinary shares, according to the requirements of the Republic of Kazakhstan. In the accounting period payments effected on preference shares comprised the sum of 95,792 thousand KZT.

According to the resolution passed at the Annual Meeting of shareholders of 9th Jul. 2004 the sum of dividends for the state package of shares by the results of 2002 was decreased for the sum of 300,015 thousand KZT. This decrease is reflected in financial accounting of the accounting period.
According to the resolution passed at the Annual Meeting of shareholders of 23rd Apr. 2004 was effected additional charge of dividends on ordinary shares in the sum of 3,438,524 thousand KZT. In the accounting period payment in the sum of 3,211,503 thousand KZT was made.

13. INCOME TAX

Below there are time differences on deferred taxes:

	30th Sep. 2004	31st Dec. 2003
Deferred income tax asset		
Difference in doubtful debts reserve	1,207,251	906,323
Other	417,201	435,589
	1,624,452	1,341,912
State tax rate	30%	30%
Deferred income tax asset	487,336	402,574
Deferred income tax obligations		
Difference in residual cost of the property, machines and equipment and in construction in process	21,738,833	20,610,571
	21,738,833	20,610,571
State tax rate	30%	30%
Deferred income tax obligations	6,521,650	6,183,172
Net deferred income tax obligations	**6,034,314**	**5,780,598**

(in thousands of Kazakhstan tenge)

Expenses on income tax in the income and expenses statement are subdivided into the following categories:

	9 months of 2004	9 months of 2003
(Income)/Expenses for deferred income tax	253,716	1,235,064
Expenses for current income tax	5,220,522	3,620,611
Expenses for income tax	**5,474,238**	**4,855,675**

In the below table you can see coordination of 30% rate of income tax and actual sum of income tax by condition on 30th Sep. 2004 and 2003:

	9 months of 2004	9 months of 2003
Net income before taxation	24,549,525	17,608,919
Tax at 30% rate	7,364,857	5,282,676
The sum of tax on expenses non acceptable for deductions / (not taxable income)	(1,890,619)	(342,496)
The sum of tax on expenses non acceptable for deductions / switch rate (income)	-	(84,505)
Expenses for income tax	**5,474,238**	**4,855,675**

Average effective tax rate comprises 22,3% and 27,6% for 9 months of 2004 and 2003 accordingly.

Taxes are subject to payment according to tax legislation of the Republic of Kazakhstan. A part of expenses in income and expenses statement is not subject to deductions according to Kazakhstan tax legislation, while other expenses are subject to deduction only in future periods. Usually for such expenses, subject to deduction in future periods, is charged deferred tax asset. In Kazakhstan income tax rate amounts to 30%. Tax, charged for the year ending 31st Mar. 2004 is unproportional to the sum of income before taxation due to the expenses, reflected in income and expenses statement, but not subject to deduction according to tax legislation of the Republic of Kazakhstan, and not charged incomes.

(in thousands of Kazakhstan tenge)

14. AUTHORIZED CAPITAL AND UNDISTRIBUTED PROFIT

	30th Sep. 2004	31st Dec. 2003
Authorized capital:		
Privileged not voting shares (1,213,653 shares, registered, issued and paid in full; nominal cost 1,000 KZT)	1,213,653	1,213,653
Ordinary voting shares (10,922,876 shares, registered, issued and paid in full; nominal cost 1,000 KZT)	10,922,876	10,922,876
	12,136,529	12,136,529
Called in capital (810,456 preference shares at the price of exchange by 30th Sep., 2004 and 31st Dec. 2003 accordingly)	2,652,860	(2,652,860)

Authorized capital of the Company consists of ordinary voting shares and privileged non-voting shares. Nominal cost of ordinary and preference shares amounts to 1,000 KZT. All ordinary shares have equal power of voting. Preference shares have privileges for receipt of dividends in case of liquidation, but they do not have the power of vote. For preference shares dividends are paid in the amount not less than 30% of nominal cost of the shares.

The Board of Directors of the Company according to resolution of the General meeting of shareholders passed resolution of 22nd Oct. 2001 of exchange of preference shares for obligations. Auctions were organized from 26th to 30th of Nov. and from 3rd to 5th Dec. 2001 at Kazakhstan Stock Exchange.

In the result of specialized auctions in 2001-2002 250,000 inscribed nominal coupon obligations of the Company were completely allocated. These obligations were completely redeemed according to emission circular in March 2004.

By condition on 30th Sep. 2004 and 31st Dec. 2003 called in preference shares were not placed at share market.

Undistributed income by 30th Sep. 2004 and 31st Dec. 2003 does not include the amount of undistributed reserves in the sum of 1,842,404 thousand KZT, which corresponds to the difference between the nominal cost of called in preference shares and the cost of their exchange for inscribed obligations.

Distributable income for determination of dividends on ordinary shares is estimated by the data of financial accounting for corresponding year, prepared according to Kazakhstan Accounting Standards.

(in thousands of Kazakhstan tenge)

The following shareholders own the equity exceeding 5% of Authorized Capital:

Shareholder or nominal holder	Number of shares 30th Sep. 2004	Number of shares 31st Dec. 2003	Share of the authorized capital, % 30th Sep. 2004	and 31st Dec. 2003
Ordinary shares				
Committee of State Property and Privatization of Finance Ministry	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Investments Holding N.V.	3,685,450	3,685,450	30.4	30.4
The Bank of New York	816,664	816,664	6.7	6.7
Other	352,497	352,497	2.9	2.9
	10,922,876	10,922,876		
Privileged shares	1,213,653	1,213,653	10.0	10.0
Total	12,136,529	12,136,529	100.0	100.0
Preference shares- withdrawn	(810,456)	(810,456)		

15. OPERATIONAL EXPENSES

	9 months of 2004	9 months of 2003
Raw materials and other materials	1,827,146	1,633,603
Expenses for personnel	14,777,493	12,933,593
Runout and amortization of basic funds and intangible assets	7,209,628	6,551,193
Maintenance and upkeep of basic funds	1,412,802	1,069,578
Communication expenses	10,682,087	8,502,607
Electric power and public utility	547,900	536,115
Expenses for banking services	224,227	245,790
Expenses for business trips	350,613	287,834
Expenses on realization	579,611	428,680
Expenses on taxes	911,729	892,093
Other operational expenses and charges	2,738,531	1,547,116
Total	**41,261,767**	**34,628,202**

Below you can see verification with the sums, presented in income and expenses statement:

	9 months of 2004	9 months of 2003
Cost price of the rendered services	32,637	27,421,936
Expenses on realization, general and administrative expenses	8,624,272	7,206,266
Total	**41,261,767**	**34,628,202**

(in thousands of Kazakhstan tenge)

16. PROFIT PER SHARE

Profit per share considering the basic and derivative profit per share comprised 1,738 and 1,159 KZT for 9 months of 2004 and 2003 accordingly.

Calculation of the basic and derivative profit per ordinary share is based on the following data:

	9 months of 2004	**9 months of 2003**
Net profit for the period	19,075,287	12,753,244
Dividends for preference shares	(90,718)	(90,716)
Profit with consideration of the basic and derivative profit per ordinary share	**18,984,569**	**12,662,528**

Number of ordinary shares by 30th Sep. of 2004 and 2003 comprised 10,922,876. At that there were no possible ordinary shares with derivative effect.

17. ADDITIONAL INFORMATION FOR THE FUNDS FLOW REPORT

For 9 months of 2004 and 2003 the line "Other non-monetary operations" includes the sum of other non-monetary operations.

18. RISK CONCENTRATION AND CONDITIONAL OBLIGATIONS

Operational environment – The basic operations of the Company will be conducted on the territory of the Republic of Kazakhstan. Laws and normative acts, regulating business entrepreneurial business in the Republic of Kazakhstan, are often changed, in this connection assets and operations of the Company may be subject to risk due to negative changes in political and business sphere.

Taxes – As a result of tax inspections in the future may arise questions or estimations, differing from tax declarations of the company. Such estimations may relate to taxes, penalties and percents and entail considerable charges. The Company considers that it observes Kazakhstan tax legislation.

(in thousands of Kazakhstan tenge)

19. PROVISION AND BENEFITS FOR RETIRED PERSONNEL

Provision for retired personnel – According to legislation of the Republic of Kazakhstan all employees of the Company receive state retirement provision. Expenses for retirement provision for the periods ending on the 30th Sep. 2004 and 2003, comprised 1,177,232 thousand KZT and 980,601 thousand KZT accordingly. By condition on the 30th Sep. 2004 and 2003 the Company did not have considerable obligations before its current or former employees on supplementary retirement payments, expenses for post-retirement medical service, insurance payments or other retirement benefits, except for the obligation stated below.

Obligations of social character – On 17th Dec. 1998 the Company concluded a collective contract with its employees. By conditions of this contract the Company is obliged to make certain social payments after retirement of the personnel, the sum of which vary from time to time. In connection with the fact that the Company does not possess sufficient statistic information for estimation of assumed period of retirement of the employees, this financial accounting does not reflect reserve on such obligations. Administration of the Company assumes that the sum of possible reserve is not substantial for the financial accounting.

20. COVENANTED PARTIES

In 1996 the Company concluded a contract of rendering telecommunication services with JSC "Altel". The Company rendered telecommunication services for the sum of 261,526 thousand KZT and 95,704 thousand KZT for 9 months of 2004 and 2003 accordingly.

For the purpose of increase of circulating resources and for realization of the project of supply and development pf the net of CDMA Standard, the Company in 2003 rendered financial aid to JSC "Altel" in the amount of 884,525 thousand KZT on conditions of payback before February 2007.
In the accounting period the Company rendered financial aid in the sum of 140,000 thousand KZT on conditions of return in the term before May 2005.

The Company provided in favour of JSC "Altel" a guarantee, secured by purchased equipment in the sum of 12,5 million US dollars for purchase of mobile net equipment. The Company also acted as a guarantor on the Contract of long-tern loan between JSC "Altel" and Industrial and Commercial Bank of China, where the sum of guarantee does not exceed 4,2 million US dollars. This operation was approved by resolution of the General Meeting of shareholders of the Company.

According to the contract of lease telecommunication equipment the Company obtained in lease telecommunication equipment of AMPS standard (see Comment No 9). The Company reflected this operation as financed lease. The cost of the received equipment was determined by the sum of included lease payments and comprised 652,800 thousand KZT.

(in thousands of Kazakhstan tenge)

In 1999 the Company concluded contract of rendering and consumption of telecommunication services with "GSM Kazakhstan" LLP. The Company rendered and consumed telecommunication services for the sum of 5,274,799 thousand KZT and 4,584,906 thousand KZT for 9 months of 2004 and 3,748,625 thousand KZT and 3,462,081 thousand KZT for 9 months of 2003 accordingly.

In the accounting period "GSM Kazakhstan" LLP declared payment of dividends, at that the share of Company amounted to 1,502,059 thousand KZT.

In August of 2002 the Company obtained a share of participation in CJSC "Nursat". The Company rendered and consumed telecommunication services for the sum of 72,116 thousand KZT and 22,957 thousand KZT for 9 months of 2004 and 48,378 thousand KZT and 3,975 thousand KZT for 9 months of 2003 accordingly.

Prices in mutual operations with covenanted parties are established by method of comparable uncontrolled price.

21. INVESTMENT OBLIGATIONS

- for 2004	25,495,160
- for 2005	12,318,000
	37,813,160

22. PISK MANAGEMENT POLICY

Risk management is an essential element of financial and economic activity of the Company. The basic risks appropriate to the Company are connected with solvency of clients, market modifications of commission rate and foreign currencies exchange rates. Below there is a description of the company's policy in respect of these risks.

Credit risks management – Financial instruments, which potentially may lead to credit risk concentration, are represented mainly by accounts receivable of the main activity and from other debtors. Credit risk connected with these assets bears limited character due to considerable client base of the Company and effecting of constant procedures of control for creditability of consumers and other debtors.

Currency risks management – Financial instruments, which potentially may lead to currency risk concentration are mainly represented by payable and receivable accounts on the basic activity and loans. Currencies in which the Company received loans are reflected in Comment No 11.

(in thousands of Kazakhstan tenge)

Interest risks management – receivable accounts of the Company include interest-free financial assets. Interest rates paid for the loans of the Company are revealed in Comment No 11.

23. FOLLOW-UP EVENTS

By condition on the date of financial accounting, called in preference shares were not placed at share market (see Comment No 14).

24. TELECOMMUNICATION MARKET LIBERALIZATION PROGRAM

In February of 2003 the Government of the Republic of Kazakhstan adopted a Program of Development of Telecommunication Sector of the Republic of Kazakhstan for 2003-2005 (hereinafter – "Program"). The main purpose of the Program is creation and forming of mechanisms aimed at future development of telecommunication sector of Kazakhstan economics, competitively integrated into the global information infrastructure. The program covers phase liberalization of telecommunication market in the Republic and includes rebalancing of fees for the achievement of payability of all kind of telecommunication services, implementation of mechanism of public services financing, implementation of time registration system for local communication services.

The Program provides for telecommunication market liberalization by means of entitlement for rendering services of international and long-distance communication to operators for the consumers of their nets. The power of property and use of telecommunication arteries of the Republic of Kazakhstan, belonging to the Company, is remained for JSC "Kazakhtelecom".

On the 5th of July of 2004 was signed the Act of the Republic of Kazakhstan "On communication" The Act establishes legal basis of activity in the sphere of communication at the territory of the Republic of Kazakhstan, stipulates powers of state bodies on regulation of this activity, powers and obligations of physical and juridical persons, rendering or consuming communication services. The Act introduces basic conceptual approaches to liberalization of market.
The Act establishes the Rules of interrelation of operators and introduces definitions "Dominating communication operator", "Universal services".

According to the Act losses of communication operators rendering universal telecommunication services in rural communities are subject to compensation on account of budget funds of the Republic of Kazakhstan.
For the purpose of forming these budget funds, by the Act of the Republic of Kazakhstan of the 5th of July 2004 No 568-II in Taxation Code was implemented additional payment for rendering long-distance and (or) international telephone communication. Payers are fixed communication consumers, possessing an appropriate license. Annual rates of this payment are established by the Government of the Republic of Kazakhstan.

At present time appropriate Enactments of the Government are being prepared necessary for realization of the regulations of Communication Act and Taxation Code.

Influence of liberalization of the sector will be reflected in financial accounting of the Company when it becomes possible to make its estimation according to the rules and methods of Communication Act determined by the Government.

The thirteenth day of July, the year two thousand and six.

I, the undersigned, Bekesheva Galina Vladimirovna, a Notary Private in and for the City of Almaty, license No. 0002054, issued by the Ministry of Justice of the Republic of Kazakhstan dated 15.12.2004, do hereby certify that this is a true and correct copy of the original document; in the latter, were found no erasures, additions, insertions, crossed out words and any other modifications, alterations or peculiarities.

Registered under No 1-987
Paid for Notary's services 2987 KZT
Notary: /signed/

Seal of, Bekesheva Galina Vladimirovna, a Notary Public aforesaid, license No. 0002054, issued by the Ministry of the Republic of Kazakhstan on 15 Dec. 2004, affixed.

Текст-перевод копии документа с русского на английский язык выполнен переводчиком **Ивановой Еленой Александровной**.
Город Алматы, тринадцатое июля две тысячи шестого года.

Подпись Иванова Елена Александровна

Республика Казахстан, город Алматы, тринадцатое июля две тысячи шестого года.
Я, Бекешева Г.В., нотариус города Алматы, действующий на основании государственной лицензии № 0002054, выданной Министерством юстиции Республики Казахстан от 15.12.2004 года, свидетельствую подлинность подписи, сделанной известным мне переводчиком **Ивановой Еленой Александровной.**

Зарегистрировано в реестре за № 1 - 988
Сумма, оплаченная нотариусу за совершенное нотариальное действие – 103 тенге
Нотариус

БЕКЕШЕВА ГАЛИНА ВЛАДИМИРОВНА
ЛИЦЕНЗИЯ
№ 0002054
2004 ЖЫЛЫ 15 ЖЕЛТОҚСАН
ҚАЗАҚСТАН РЕСПУБЛИКАСЫНЫҢ
ӘДІЛЕТ МИНИСТРЛІГІМЕН БЕРІЛГЕН
ВЫДАНА 15 ДЕКАБРЯ 2004 ГОДА
МИНИСТЕРСТВОМ ЮСТИЦИИ
РЕСПУБЛИКИ КАЗАХСТАН
* НОТАРИУС *

**KAZAKHTELECOM/
AMERICAN DEPOSITARY RECEIPTS/
12g3-2(b) EXEMPTION-RELATED CORPORATE DOCUMENTS
2006**

VOLUME II

	Document Name	Description	Date
II.	**MINUTES OF SHAREHOLDERS MEETINGS**		
	Minutes of 2004 shareholders meetings:		
1.	Minutes No. 18 of the Extraordinary General Meeting of shareholders	Russian with an English translation thereof; photocopies	March 12, 2004
2.	Minutes No. 19 of the Annual General Meeting of shareholders	Russian with an English translation thereof; photocopies	April 23, 2004
3.	Minutes No. 20 of the Extraordinary General Meeting of shareholders	Russian with an English translation thereof; photocopies	July 9, 2004
4.	Minutes No. 21 of the Extraordinary General Meeting of shareholders	Russian with an English translation thereof; photocopies	December 24, 2004
	Minutes of 2005 shareholders meeting:		
5.	Minutes No. 22 of the Annual General Meeting of shareholders	Russian with an English translation thereof; photocopies	April 22, 2005
6.	Minutes No. 23 of the Extraordinary General Meeting of shareholders	Russian with an English translation thereof; photocopies	June 27, 2005
7.	Minutes No. 24 of the Extraordinary General Meeting of shareholders	Russian with an English translation thereof; photocopies	October 28, 2005
8.	Minutes No. 25 of the Extraordinary General Meeting of shareholders	Russian with an English translation thereof; photocopies	November 15, 2005

9.	Minutes No. 26 of the Extraordinary General Meeting of shareholders	Russian with an English translation thereof; photocopies	December 15, 2005
Minutes of 2006 shareholders meeting:			
10.	Minutes No. 27 of the Extraordinary General Meeting of shareholders	Russian with an English translation thereof; photocopies	January 31, 2006
11.	Minutes No. 28 of the Annual General Meeting of shareholders	Russian with an English translation thereof; photocopies	April 14, 2006



PROTOCOL №18

The minutes of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders

Date, place and time of holding the meeting: March 12, 2004, 15:00, Astana, 31 Abai avenue, the OJSC Kazakhtelecom's congress hall.

Mr. K.I. Nurov, Vice-president – Chief Financial Officer of the OJSC Kazakhtelecom, opens the meeting.

Dear shareholders and participants of the meeting,

Following the decision №2 of the OJSC Kazakhtelecom's Board of Directors as of January 21, 2004 the OJSC Kazakhtelecom's extraordinary General meeting of shareholders is scheduled to take place today, March 12, 2004 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General meeting of shareholders is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the extraordinary General meeting of shareholders, as per the protocol of the Accounting Commission of the General meeting of shareholders as of March 12, 2004, the status for 14:00, have accumulated in aggregate as many as 9 753 715 votes, which makes up 89,29 of the total number of the Company's voting shares.

Thus, the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**
This extraordinary General meeting of shareholders is convened pursuant to the Law of the Republic of Kazakhstan "On joint-stock companies" as of May 13, 2003 and OJSC Kazakhtelecom's Charter.

The General meeting is attended by the Company's shareholders and by those who have been invited to this meeting.

We have to, pursuant to item 4 article 48 of the Law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the OJSC Kazakhtelecom's extraordinary General meeting of shareholders has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr. Bekteleuov D.A.**, acting as chief of planning and investments monitoring division under project finance department of OJSC Kazakhtelecom.

Mr. Bekteleuov D.A..: *On procedural issues the vote will be cast by raising a hand. On all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Mr. Nurov K.I.: To hold the meeting we need to elect Chairman, Accounting Commission and Secretariat of the meeting, the head of which will be carrying out his duties as a secretary of the meeting.

The proposal has come in to elect:

a) Mr. **Orazalinov D.S.**, deputy chairman of the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) Secretariat in the following composition: Mr. **Mukhametkaliev Danial Askarovich**, Director of the Project Finance Department as Secretary of the meeting; Mrs. **Seilova Kulyash Serikovna**, manager of the External Relations Service; Mrs. **Tsapordei Ludmila Ivanovna** – manager of legal department. Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Bekteleuov Darkhan Ablkanovich,** acting as planning and investments monitoring division under Project Finance Department, as Chairman of the Accounting Commission; Mrs. **Belgibayeva Zhanna Dusenovna**, 2-category specialist of the External Relations Service; Mr. **Bokaev Dastan Muratovich and Mrs. Mukanova Altynay Bolatovna**, representatives of the independent registrar of "Reestr service (Реестр сервис)" Ltd.;

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the Law of the Republic of Kazakhstan "On joint stock companies" **the OJSC Kazakhtelecom's extraordinary General meeting of shareholders has DECIDED**:

1. To elect Mr. Orazalinov D.S., deputy chairman of the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the Meeting.

2. To elect Secretariat of the extraordinary General meeting of shareholders in the following composition: Mr. Mukhametkaliev Danial Askarovich as Secretary of the meeting, Mrs. Seilova Kulyash Serikovna, Mrs. Tsapordei Ludmila Ivanovna
3. To elect Accounting Commission of the General meeting of shareholders in the following composition: Mr. Bekteleuov Darkhan Ablkanovich as Chairman of the Accounting

Commission; Mrs. Belgibayeva Zhanna Dusenovna, Mr. Bokaev Dastan Muratovich and Mrs. Mukanova Altynay Bolatovna.

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Orazalinov D.S., the Chairman of the meeting,** is taking the chair of the extraordinary General meeting of shareholders.

Chairman Orazalinov D.S..: Before we proceed to discussing the issues we've got to approve the Agenda of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders. The Agenda of the meeting has been published in the appropriate manner in the official print media ("Kazakhstanskaya Pravda" and "Eguemen Kazakhstan") and is made up of the following items:

1. On approval of new version of the Company's Charter.
2. On change of the Company's name and its reregistration
3. On approval of new version of Regulations for the Company's Board of Directors.
4. On conditions of OJSC Kazakhtelecom's anticipatory waiver of exclusive rights in the field of long-distance and international communications.
5. On approval of decision № 19 of the OJSC Kazakhtelecom's Board of Directors as of December 24, 2003 on payment of unpaid dividends on ordinary shares on the results of 2002 pursuant to audited statement made in accordance with Kazakhstani Accounting Standards.
6. On approval of conditions and amount of remunerations, reimbursement of expenses to members of the OJSC Kazakhtelecom's Board of Directors related to carrying their duties.
7. On approval of transactions, in which the Company takes an interest, at the General meting of shareholders
8. Others.

I want to add that item 7 of the agenda of the extraordinary General meeting of shareholders includes issue "On approval of transactions with Altel CJSC".

It is proposed to take off item 8 "Others" from the agenda of the extraordinary General meeting of shareholders as there are no issues to be considered.

Thus the following issues are subject for consideration at the extraordinary General meeting of shareholders today:

1. On approval of new version of the Company's Charter.
2. On change of the Company's name and its reregistration
3. On approval of new version of Regulations for the Company's Board of Directors.
4. On conditions of OJSC Kazakhtelecom's anticipatory waiver of exclusive rights in the field of long-distance and international communications.
5. On approval of decision № 19 of the OJSC Kazakhtelecom's Board of Directors as of December 24, 2003 on payment of unpaid dividends on ordinary shares on the results of 2002 pursuant to audited statement made in accordance with Kazakhstani Accounting Standards.
6. On approval of conditions and amount of remunerations, reimbursement of expenses to members of the OJSC Kazakhtelecom's Board of Directors related to carrying their duties.
7. On approval of transactions, in which the Company takes an interest, at the General meting of shareholders:
   - on approval of transactions with Altel CJSC.

Is there any other proposal on the agenda? Please, vote for the proposed agenda by raising your hand.

The decision is unanimous.

Thus **the OJSC Kazakhtelecom's extraordinary General meeting of shareholders** has decided to approve the Agenda of the meeting.

We now proceed to discuss the issues of the agenda.

Chairman Orazalinov D.S..: Dear shareholders, the floor on the first item is given to Mrs. Batpenova Zh.S. – Executive Officer on legal issues.

Mrs. Batpenova Zh.S.: Dear shareholders and participants of the meeting, I want to cover all the first three items of the agenda of the extraordinary General meeting of shareholders as they are interrelated. One should vote for each item separately.

Chairman Orazalinov D.S..: Are there any objections? No objections.

Speech of Mrs. Batpenova Zh.S.: Pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" introduction of amendments and addendums into the Company's Charter and approval of its new version belong to the exclusive power of the General meeting of shareholders.

Following the Law of the Republic of Kazakhstan "On joint-stock companies" the existing establishment documents of the Company shall be complied with acts of such law within two years upon its adoption.

New version of the Charter was prepared by the Company's Managerial Board in strict compliance with existing laws of the Republic of Kazakhstan in state and Russian languages and prior approved by the Company's shareholders and their authorized representatives, including the Agency of the Republic of Kazakhstan on informatization and communication, State Property and privatization Committee under the Finance Ministry of the Republic of Kazakhstan and "Central Asian Investment H.B." Company.

By taking into account that the Company's Charter will be available to all according to the laws of the Republic of Kazakhstan, the draft of its new version includes well-defined legal power of each body of the Company, regulated procedure of their cooperation and the Company's activity in the whole.

In contrast to prior existing legislative acts the Law of the Republic of Kazakhstan "On joint-stock companies" as of May 13, 2003, does not provide dividing of joint-stock companies on types (open and close). In this regard, the names of all the joint-stock companies shall comply with new requirements of existing laws of the Republic of Kazakhstan according to Provisions of the Law of the Republic of Kazakhstan "On joint-stock companies".

By taking into account that the Company's current name provides the type of the Company "Kazakhtelecom Open joint-stock company", the name of the Company shall be changed by excluding the word "open" that requires the Company's reregistration according to article 42 of the Civil Code of the Republic of Kazakhstan.

The Company's reregistration was approved by the Agency of the Republic of Kazakhstan on natural monopolies regulation and competitiveness protection according to article 18-3 of the Law of the Republic of Kazakhstan "On natural monopolies".

Thus the forthcoming procedure of the Company's reregistration is common and due to requirements of existing laws of the Republic of Kazakhstan.

Following the adoption of the Law of the Republic of Kazakhstan "On joint-stock companies" and approval of new version of the Company's Charter, the Company changed existing Regulations for the Board of Directors approved by the General meeting of shareholders of OJSC Kazakhtelecom as of November 23, 1998.

New version of "Regulations for the Board of Directors" was prepared in compliance with new version of the Company's Charter and includes all proposals of members of the Board of Directors regarding its activity optimization and improvement.

Chairman Orazalinov D.S..: Are there any questions to the speaker?

The speaker has not been asked questions on item 1 of the agenda "On approval of new version of the Company's Charter" and item 2 "On change of the Company's name and reregistration".

Discussion of third item of the agenda of the meeting "On approval of new version of Regulations for the Company's Board of Directors".

Mr. Kingushanov E.B.: The Board of Directors has proposals from private shareholder regarding the draft of the Regulations. I propose the Regulations for the Company's Board of Directors to be prior approved at the meeting of the Board of Directors.

Mrs. Batpenova Zh.S.: Pursuant to existing laws of the Republic of Kazakhstan Regulations for the Board of Directors is subject for approval at the General meeting of shareholders. However, your proposal is not clear as all members of the Board of Directors had prior received the draft of the Regulations and we took into account their remarks.

Mr. Orazalinov D.S.: Are there any written consents from members of the Board of Directors regarding this issue?

Mrs. Batpenova Zh.S.: There are responses from the Agency of the Republic of Kazakhstan on informatization and communication and State property and privatization Committee under the Finance Ministry of the Republic of Kazakhstan. Other members of the Board of Directors Mr. E. Abdrazakov, Mr. B. Akhabayev, Mr. B. Zhumagulov were submitted two letters with draft of Regulations for the Board of Directors for approval. There were no responses from them.

Mr. Orazalinov D.S. (speaking to Mr. Kingushanov E.B.): What particular remarks concerning Regulations for the Board of Directors do you have? We may discuss them and approve the draft at the General meeting of shareholders today.

Mr. Kingushanov E.B.: Now I can not say particular remarks. They will be submitted later.

Mr. Orazalinov D.S.: As the Company's Managerial Board had discussed the Regulations for the Board of Directors with members of the Board of Directors and obtained approval from the Agency of the Republic of Kazakhstan on communication and informatization I think we have to approve the Regulations for the Board of Directors. .

Chairman Orazalinov D.S.. Thus regarding the first item of the agenda "On approval of new version of the Company's Charter" the following draft resolution is now put to the vote:

Pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" the extraordinary General meeting of shareholders of OJSC Kazakhtelecom (hereafter referred to as Company) **HAS DECIDED**:

1. to approve the new version of the Company's Charter in state and Russian languages pursuant to annex to this resolution of the Company's extraordinary General meeting of shareholders.
2. to authorize the President of the Company, Mr. Bektasov Aben Agybayevich, on signing of new version of the Charter in state and Russian languages on behalf of shareholders (establishers).
3. to assign the President of the Company, Mr. Bektasov Aben Agybayevich, on providing state registration of new version of the Company's Charter in justice agencies of the Republic of Kazakhstan with power of substitution of his authorities to third parties.

If there is no objection, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the Accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Orazalinov D.S.: Regarding the second item of the agenda "On change of the Company's name and its reregistration" the following draft resolution is now put to the vote:

Pursuant to the Law of the Republic of Kazakhstan "On joint stock companies" and article 42 of the Civil code of the Republic of Kazakhstan the extraordinary General meeting of shareholders of OJSC Kazakhtelecom (hereafter referred to as Company) **HAS DECIDED**:

1. to change the Company's name "Kazakhtelecom Open Joint-stick Company" specified in State Registration Certificate № 6924-1901-AO as of June 24, 1999, issued by Justice Department of the city of Astana, for "Kazakhtelecom Joint-stock Company".
2. to authorize the President of the Company, Mr. Bektasov Aben Agybayevich, on providing reregistration of the Company in justice agencies and on conducting all necessary actions related to reregistration, power of substitution of his authorities to third parties.

If there is no objection, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the Accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Orazalinov D.S.: Regarding the third item of the agenda "On approval of new version of Regulations for the Company's Board of Directors" the following draft resolution is now put to the vote:

Pursuant to article 36 the Law of the Republic of Kazakhstan "On joint stock companies" the extraordinary General meeting of shareholders of OJSC Kazakhtelecom (hereafter referred to as Company) **HAS DECIDED**:

1. to approve the new version of Regulations for the Company's Board of Directors pursuant to annex to this resolution of the Company's extraordinary General meeting of shareholders.

If there is no objection, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the Accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Orazalinov D.S: Now we proceed to the forth item of the meeting's agenda "On conditions of OJSC Kazakhtelecom's anticipatory waiver of exclusive rights in the filed of long distance and international communications".

I want to remind that pursuant to Article 73 of the Law of the Republic of Kazakhstan "On joint-stock companies" as of May 13, 2003 decision on this issue shall be taken by nongovernmental shareholders of the Company as the governmental shareholder acts as interested party by discussing this issue. Moreover, I propose all shareholders to share their views.

To make a speech the floor is given to Mr. Nurov K.I.

Speech of Mr. Nurov K.I.:

Thank you. The Company's management understands that telecommunication sector liberalization is unavoidable for the company. The Company is interested to make this transfer without prejudice to itself and this condition is stated in Program for telecommunication sector development.

Currently, the Company has obligations stipulated in Program for telecommunication sector development of the Republic of Kazakhstan for 2003-2005 which is approved by decision № 168 of Government of the Republic of Kazakhstan as of February 18, 2003. In this regard, revocation of the company's exclusive rights shall not impact measures taken within this program. Also I would like to discuss problems which we face by dealing with this issue.

Since 2000 financial status of the Company has been improved year-on-year without tariffs increasing. But the Company is expecting the sector's liberalization and it is not afraid of it, it is afraid of unlawful steps which might be taken within its implementation. In particular, there must not be administrative decrease of tariffs for long distance communication services which is "heart" of our success. It is enough that we are losing exclusive rights for long distance and international communications. At the same time tariffs have not been increased within several years, the Company has modernized the network, makes more budget payments, and since 2002 pays dividends. Tariffs rebalancing data, due to which tariffs for long distance communication will be increased, will be used by revocation of exclusive rights and tariffs regulation. Agency of the Republic of Kazakhstan on informatization and communication and Agency on natural monopolies regulation might not agree with that. We want to avoid an unnecessary administrative impact. We should avoid being restricted upon liberalization and tariffs decrease in administrative way. Our viewpoint is simple, why should tariffs for long distance communication, for which we waiver exclusive rights, be decreased in administrative way?

By waiving exclusive rights, regulation of the company's tariffs must not be in administrative way, it must be in market way. Considering that the Company is loosing its exclusive rights, the Company is interested to decrease tariffs pursuant to market conditions only, not in the result of administrative impact.

As for payments into state budget and/or other fund necessary to cover losses related to provision of services in rural area the Company has the following viewpoint: as the Company is operator which provides telecommunication services in rural area and is receiver of compensation, it would be worthwhile to exempt the company from above payments according to international practice. Otherwise, besides the losses related to provision of services in rural area, Kazakhtelecom will have to pay taxes. Thus we will have losses instead of support.

In this regard, the shareholders are proposed to take the following decision on issue "On conditions of OJSC Kazakhtelecom's anticipatory waiver of exclusive rights in the field of long distance and international communications"

1. to agree with anticipatory revocation of the OJSC Kazakhtelecom's exclusive rights for provision of long distance and international communications services provided that the following conditions are prior met:

- all conditions and measures stipulated in Program for telecommunication sector development of the Republic of Kazakhstan for 2003-2005 which is approved by decision № 168 of the Government of the Republic of Kazakhstan as of February 18, 2003 have been fulfilled
- procedure of termination and/or amendments of existing mutual obligations stipulated in Agreement concluded between the Company's principal shareholders has been agreed by principal shareholders
- the OJSC Kazakhtelecom has been authorized to decrease tariffs for international and long distance communications services according to market conditions in segments of such services due to revocation of exclusive rights for provision thereof, opening of, and development of competition in the market of related services
- the OJSC Kazakhtelecom has been exempted from payments into state budget and/or other fund necessary to cover losses related to provision of services in rural area
- the OJSC Kazakhtelecom is provided with state support acceptable by all shareholders of the Company

2. to entitle the Managerial Board of the OJSC Kazakhtelecom to take independent actions on protection of the Company's interests by taking decision on issues related to procedure of anticipatory revocation of exclusive rights

Chairman Orazalinov D.S.: Does anybody want to have a speech? Are there any questions to the speaker?
Chairman Orazalinov D.S.: This resolution draft has not been attached to submitted materials. In this regard, I want to ask lawyers if we may remove this issue from the agenda of the meeting.

Mr. Popov V.G. – specialist of legal department: No, the agenda of the meeting has already been approved at the General meeting of shareholders according to established procedures. Therefore, it can not be changed now.

Chairman Orazalinov D.S.: There are different approaches to procedure of anticipatory revocation of OJSC Kazakhtelecom's exclusive rights and this issue should be studied from the legal point of view again. To the moment, a Working Group under the Government of the Republic of Kazakhstan which is chaired by Deputy Prime-Minister, Mr. Mynbayev S.M., is dealing with issues concerning revocation of Kazakhtelecom's exclusive rights for international and long distance communications and determination of rate of compensation to the private shareholder of the Company. In this regard, a propose to postpone this issue to the annual General meeting of shareholders upon the conclusions of the Working Group are received.
Mr. Nurov K.I.: I propose not to postpone considering this issue. Moreover, after April 1 of the current year, there might be a risk that authorized body may not take into account opinions of shareholders, superior body of the Company, by taking decisions in the filed of sector liberalization. I want to draw your attention that the Company's shareholders, as well as members of the Board of Directors must act in the interests of the Company which is single "body" of legal entity with solitary property.
Mr. Orazalinov D.S.: Since last summer we've been dealing with liberalization and all actions and conceptual decisions taken by the Agency on informatization and communication are agreed with Kazakhtelecom's specialists. We are devesting exclusive rights first for international and than for long distance communication. Exclusive rights are unallowable in market conditions. But by devesting exclusive rights we provide the community, including shareholders and us, with the routing right of mobile communication operators. When preliminary estimated, it is more than USD 30 mln. per annum. But it is preliminary data only. Now we are dealing with extra calculations and this sum might be increased. We are increasing subscription fee for individual persons. It may be increased pursuant to prime cost in each region. Subscription fee for legal entities will not be decreased till 2006. They make 10% of all your subscribers. We do not want to break the market. I am accentuating that all actions and legislative acts taken by the Agency on informatization and communication are agreed with Kazakhtelecom. To the moment, a Working Group under the Government of the Republic of Kazakhstan which is chaired by Deputy Prime-Minister, Mr. Mynbayev S.M., is dealing with issues concerning revocation of Kazakhtelecom's exclusive rights for international and long distance communications (speaking to Mr. Kingushanov E.B.). I suppose you have not submitted your actions for approval by the Working Group. Nevertheless, as a state shareholder, I am against such decision.

Mr. Kingushanov E.B.: We have already voted and will not postpone taking this decision.

Chairman Orazalinov D.S.: On the forth item of the agenda "On conditions of OJSC Kazakhtelecom's anticipatory waiver of exclusive rights in the field of long-distance and international communications" the following resolution draft is put to the vote without voting of state shareholder.

Pursuant to the Law of the Republic of Kazakhstan "On joint stock companies" the OJSC Kazakhtelecom's extraordinary General meeting of shareholders (hereinafter referred to as Company) **HAS DECIDED**:

1. to agree with anticipatory revocation of the OJSC Kazakhtelecom's exclusive rights for provision of long distance and international communications services provided that the following conditions are prior met:

- all conditions and measures stipulated in Program for telecommunication sector development of the Republic of Kazakhstan for 2003-2005 which is approved by decision № 168 of the Government of the Republic of Kazakhstan as of February 18, 2003 have been fulfilled
- procedure of termination and/or amendments of existing mutual obligations stipulated in Agreement concluded between the Company's principal shareholders has been agreed by principal shareholders
- the OJSC Kazakhtelecom has been authorized to decrease tariffs for international and long distance communications services according to market conditions in segments of such services due to revocation of exclusive rights for provision thereof, opening of, and development of competition in the market of related services
- the OJSC Kazakhtelecom has been exempted from payments into state budget and/or other fund necessary to cover losses related to provision of services in rural area
- the OJSC Kazakhtelecom is provided with state support acceptable by all shareholders of the Company

2. to entitle the Managerial Board of the OJSC Kazakhtelecom to take independent actions on protection of the Company's interests by taking decision on issues related to procedure of anticipatory revocation of exclusive rights

If there are no objections, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Orazalinov D.S: Now we proceed to the fifth item of the meeting's agenda "On approval of decision № 19 of the OJSC Kazakhtelecom's Board of Directors as of December 24, 2003 on payment of unpaid dividends on ordinary shares on the results of 2002 pursuant to audited statement made in accordance with Kazakhstani Accounting Standards"
The floor is given to Mr. Mukhametkaliyev D.A. – Director of Project Finance Department.

Speech of Mr. Mukhametkaliyev D.A.: Pursuant to Decision of the OJSC Kazakhtelecom's annual General meeting of shareholders (minutes № 16 as of May 16, 2003) dividends on ordinary shares on the results of 2002 in the amount of KZT 1,080,053,978.88 (one billion eighty million fifty three thousand nine hundred seventy eight tengue and 88 tyin) or 98,88 (ninety eight tengue 88 tyin) per ordinary share shall be paid by the end of 2003.
Due to the fact that holding of the OJSC Kazakhtelecom's General meeting of shareholders is impossible till the end of 2003 in view of terms stipulated in existing laws of the Republic of Kazakhstan, the Company's Board of Directors took decision, which will be approved at the next OJSC Kazakhtelecom's General meeting of shareholders (minutes № 19 as of December 24, 2003), to pay unpaid dividends on ordinary shares on the results of 2002.
Pursuant to above Decision of the Board of Directors the payment was made on December 26, 2003 in the amount of KZT 780,038,957.28 (seven hundred eighty million thirty eight thousand nine hundred fifty seven tengue and 28 tyin) excluding the sum on state block of shares in the amount of KZT 300,015,021.60 (three hundred million fifteen thousand twenty one tengue and

60 tyin), which will be paid according to separate decision of the General meeting of shareholders by virtue of the agreement between the OJSC Kazakhtelecom and the Agency of the Republic of Kazakhstan on informatization and communication.
Chairman Orazalinov D.S.: Do you have any questions to the speaker?
Mr. Orazalinov D.S.: Following item 2 of Decision of the Board of Directors № 19 as of December 24, 2003 the Company's Managerial Board was assigned to pay unpaid dividends on ordinary shares on the results of 2002 upon separate agreement is concluded between the OJSC Kazakhtelecom and the Agency of the Republic of Kazakhstan on informatization and communication where conditions and procedure of payment of unpaid sum of dividends on state block of shares in the amount of KZT 300,015,021.60 are determined.
This agreement has not been concluded yet. In this regard, decision of the General meeting of shareholders shall include item concerning obligation within a week to conclude mentioned agreement between the Company and the Agency of the Republic of Kazakhstan on informatization and communication.

Chairman Orazalinov D.S.: The following resolution draft is put to the vote:
Pursuant to decision of the Annual General meeting of shareholders as of May 16, 2003 (Minutes № 16) the OJSC Kazakhtelecom's extraordinary General meeting of shareholders **HAS DECIDED**:
1. to approve Decision of the OJSC Kazakhtelecom's Board of Directors № 19 as of December 24, 2003 "On payment of unpaid dividends on ordinary shares on the results of 2002 pursuant to audited statements made in accordance with Kazakhstani Accounting Standards.
2. to assign the Managerial Board of the OJSC Kazakhtelecom within a week to conclude agreement with the Agency of the Republic of Kazakhstan on informatization and communication on unpaid dividends on ordinary shares on the results of 2002 in pursuance of Decision of the Company's Annual General meeting of shareholders as of May 16, 2003 (Minutes № 16) and Decision of the OJSC Kazakhtelecom's Board of Directors № 19 as of December 24, 2003.

If there is no objection, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

Chairman Orazalinov D.S.: Now we proceed to the sixth item of the Agenda "On approval of conditions and amount of remunerations, reimbursement of expenses to members of the OJSC Kazakhtelecom's Board of Directors related to carrying their duties".

To make a speech the floor is now given to Mr. Mamesh D.A., Director of economic department.

Speech of Mr. Mamesh D.A.: Pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint-stock companies" the issue on determination of number of, term of power of the Board of Directors, election of its members and their powers early termination, as well as determination of conditions and amount of remunerations to members of the Board of Directors is the exclusive power of the Company's General meeting of shareholders.
In this regard, following the request of members of the Board of Directors the issue on approval of conditions and amount of remunerations and reimbursement of expenses to the members of the Board of Directors is included in the agenda of the General meeting of shareholders.
In particular, the Company proposes to reimburse to members of the Board of Directors trip expenses related to their attendance of meetings of members of the Board of Directors.

Reimbursement of expenses to members of the Board of Directors is proposed to be made according to general procedures established in relation to the Company's employees.
Payment of remunerations to members of the Board of Directors will depend on the results of the Company's activity and key operational indicators and will be made in the amount approved at the annual General meeting of shareholders on the results of each year.
A particular issue to be discussed at the General meeting of shareholders is payment of remunerations to members of the Board of Directors which are proposed by the government to be elected as the Company's shareholder.
According to existing laws of the Republic of Kazakhstan government employees are not allowed to carry out business activity, including gainful occupation in managerial boards in commercial entities except of cases when such occupation complies with job specifications stipulated in laws.
Thus in accordance with the above laws payment of remunerations and reimbursement of expenses to members of the Company's Board of Directors which are government employees shall not be made.

Chairman Orazalinov D.S.: Are there any questions to the speaker?
Orazalinov D.S.: I think that this decision infringes rights of members of the Board of Directors which are government employees. They are working and dealing with documents in the same way as other members which are paid business trip expenses, remunerations, etc. I also suppose that members of the Board of Directors delegated by shareholders are in staff of the Company, they are paid salary, trip expenses and dividends.

Mr. Kingushanov E.B.: Dividends paid to legal person and compensation of expenses (business trip expenses, air tickets, etc.) should be also paid to members of the Board of Directors which are individual persons.

Chairman Orazalinov D.S.: The following resolution draft is put to the vote:

For the purposes of determination of remuneration paid to members of the Board of Directors and compensation of expenses related to carrying their duties in the Company's managerial bodies pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint-stock companies", article 10 of the Law of the Republic of Kazakhstan "On government service", articles 5 and 13 of the Law of the Republic of Kazakhstan "On corruption control" the OJSC Kazakhtelecom's extraordinary General meeting of shareholders **HAS DECIDED**:

1. to pay to members of the Company's Board of Directors, except for members of the Board of Directors being government employees, business trip expenses related to attendance at meetings of the Board of Directors on conditions stipulated for the OJSC Kazakhtelecom's employees.
2. to pay to members of the Board of Directors, except for members of the Board of Directors being government employees, remunerations on the results of the Company's activity during the last year provided that the following conditions are met:
- market value of the Company's shares has been increased on the results of the year;
- the Company's development plan has been fulfilled which is approved by the Decision of the Government of the Republic of Kazakhstan on the following figures: revenues from telecommunication services provision, net income and investment plan development
3. annually to pay remuneration in the amount approved at the General meeting of shareholders upon the Company's financial statements and net income distribution have been approved at the annual General meeting of shareholders on the results of the financial year

If there is no objection, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

Chairman Orazalinov D.S.: Now we proceed to the seventh item of the Agenda "On approval of transactions, in which the Company takes an interest, at the General meting of shareholders"

- on approval of transactions with Altel CJSC.

The floor to make a speech is given to Mr. Mukhametkaliyev D.A.:

Speech of Mr. Mukhametkaliyev D.A.:
As the OJSC Kazakhtelecom owns 50 percent of shares in Altel CJSC and develops equipment supply and CDMA mobile communication network deployment plans, the Company intends to have transaction with Altel that will increase the Company's capital by means of estimated increase of long-term financial investments.
In this year Altel entered into number of agreements on above projects including supply and installation of Erickson base stations in the amount exceeding USD 30 mln., CDMA terminals and billing system. Loans of ABN AMRO Bank N.V. and EKN export-credit agency will used for financing of the contract with Erickson.
One of the main conditions for loans receiving is corporate guarantee of Kazakhtelecom, amount of which is about USD 15.3 mln. including financing sum and EKN fee. Decision concerning granting of the guarantee is power of the Board of Directors and the General meeting of shareholders.
Temporal financial support in the amount up to KZT 900 mln. is provided to Altel according to the Decision of the OJSC Kazakhtelecom's Board of Directors № 3 as of February 3, 2004. This money will be spent for building and deployment of CDMA network in Kazakhstan, partial financing of base stations, supply of cellular communications terminals and installation of billing system.
I draw your attention that the delivered equipment will be put in pledge for provision of guarantee and financial support. Pledge agreements will be concluded.
Taking into account that the Company is interested in this transaction, the Decision of the OJSC Kazakhtelecom's Board of Directors № 3 as of February 3, 2004 pursuant to sub-item 11 of item 1 of article 36 of the Law of the Republic of Kazakhstan "On joint-stock companies" is subject for approval at the General meeting of shareholders.

Chairman Orazalinov D.S.: Are there any questions to the speaker?
Remarks were received from Mr. Kingushanov E.B. and Mr. Orazalinov D.S.

Mr. Nurov K.I.: I want to note that we have received a letter from Altel JSC containing request for a guarantee in the amount of USD 9 mln. within CDMA network deployment.

Chairman Orazalinov D.S.: The following resolution draft is put to the vote::

Pursuant to sub-item 11 of item 1 of article 36 of the Law of the Republic of Kazakhstan "On joint-stock companies" the OJSC Kazakhtelecom's extraordinary General meting of shareholders **HAS DECIDED**:

To approve the Decision of the OJSC Kazakhtelecom's Board of Directors № 3 as of February 3, 2004:

1. On granting of indivisible irrevocable corporate guarantee of OJSC Kazakhtelecom for Altel CJSC in the amount up to USD 16 (sixteen) mln. in

favor of third parties for a term of 7 (seven) years within CDMA network supply and deployment project.

2. On provision of temporal financial support to Altel CJSC in the amount up to KZT 900 (nine hundred) mln on conditions of security and repayment for a term up to 3.5 years (three and a half) since its provision
3. On conclusion of pledge agreement on enforceability of Altel CJSC under the corporate guarantee and temporal financial support provided by the OJSC Kazakhtelecom till its complete execution.
4. On authorization of the President of the OJSC Kazakhtelecom, Mr. Bektasov A.A., with a power of signing of all necessary documents on provision of corporate guarantee of the OJSC Kazakhtelecom, temporal financial support and conclusion pledge of agreements on enforceability of Altel CJSC.

If there is no objection, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

We announce a break for 5 minutes.

Chairman Orazalinov D.S.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the first item of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders based upon the results of voting on the item 1 of the Agenda of the General meeting of shareholders as of March 12, 2004*).

Summing-up the results of the open voting on the first item "On approval of new version of Company's Charter" the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 100% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required which makes ¾ of the total number of voting shares of the Company.
The total number of issued voting shares is 10 922 876, 9 753 715 of which have voted at the General meeting of shareholders and have made 89,29%.
Thus **THE DECISION HAS BEEN TAKEN** by majority of the Company's voting shares.

Chairman Orazalinov D.S.:
Thus pursuant to the article 36 of the Republic of Kazakhstan "On joint stock companies" the extraordinary General meeting of shareholders of the OJSC Kazakhtelecom (hereinafter Company) **HAS DECIDED:**

1. to approve the new version of the Company's Charter in state and Russian languages pursuant to annex to this resolution of the Company's extraordinary General meeting of shareholders.
2. to authorize the President of the Company, Mr. Bektasov Aben Agybayevich, on signing of new version of the Charter in state and Russian languages on behalf of shareholders (establishers).
3. to assign the President of the Company, Mr, Bektasov Aben Agybayevich, on providing state registration of new version of the Company's Charter in justice agencies of the Republic of Kazakhstan with power of substitution of his authorities to third parties.

Chairman Orazalinov D.S.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the second item of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(Protocol of the Accounting Commission's meeting of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders based upon the results of voting on the item 1 of the Agenda of the General meeting of shareholders as of March 12, 2004).

Summing-up the results of the open voting on the second item "On change of the Company's name and its reregistration" the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 100% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Orazalinov D.S.: Thus pursuant to the Law of the Republic of Kazakhstan "On joint stock companies" and article 42 of the Civil Code of the Republic of Kazakhstan, the extraordinary General meeting of shareholders (hereinafter Company") **HAS DECIDED:**

1.to change the Company's name "Kazakhtelecom Open Joint-stick Company" specified in State Registration Certificate № 6924-1901-AO as of June 24, 1999, issued by Justice Department of the city of Astana, for "Kazakhtelecom Joint-stock Company".
2. to authorize the President of the Company, Mr, Bektasov Aben Agybayevich, on providing the Company's reregistration in justice agencies and on conducting all necessary actions related to reregistration with power of substitution of his authorities to third parties.

Chairman Orazalinov D.S..: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the third item of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(Protocol of the Accounting Commission's meeting of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders based upon the results of voting on the item 1 of the Agenda of the General meeting of shareholders as of March 12, 2004).

Summing-up the results of the open voting on the third item "On approval of new version of Regulations for the Company's Board of Directors" the votes have been distributed as follows:

The "**FOR**" votes totaled 6 068 265 votes - making up 62, 215 % of the total number of participating votes.
The "**AGAINST**" votes totaled 3 685 450 votes - making up 37,785 % of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN BY SIMPLE MAJORITY OF VOTES.**

Chairman Orazalinov D.S..: Thus pursuant to the article 36 of the Law of the Republic of Kazakhstan "On joint stock companies", the extraordinary General meeting of shareholders **HAS DECIDED:**

1. to approve the new version of Regulations for the Company's Board of Directors pursuant to annex to this resolution of the Company's extraordinary General meeting of shareholders.

Chairman Orazalinov D.S..: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the forth item of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders based upon the results of voting on the item 1 of the Agenda of the General meeting of shareholders as of March 12, 2004*).

Summing-up the results on the forth item "On conditions of OJSC Kazakhtelecom's anticipatory waiver of exclusive rights in the field of long-distance and international communications" of the open voting on the votes have been distributed as follows:

The "**FOR**" votes totaled 3 685 450 votes - making up 37,785 % of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.
The "**HAVE NOT VOTED**" votes totaled 6 068 265 votes, making up 62,215 % of the total number of participating votes

The decision is taken pursuant to article 73 of the Law of the Republic of Kazakhstan "On joint-stock companies" without voting of representatives of governmental body holding state block of shares of OJSC Kazakhtelecom.
To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN BY MAJORITY OF VOTES** pursuant to article 73 of the Law of the Republic of Kazakhstan "On joint-stock companies"

Chairman Orazalinov D.S..: Thus the OJSC Kazakhtelecom's extraordinary General meeting of shareholders **HAS DECIDED:**

1. to agree with anticipatory revocation of the OJSC Kazakhtelecom's exclusive rights for provision of long distance and international communications services provided that the following conditions are prior met:

- all conditions and measures stipulated in Program for telecommunication sector development of the Republic of Kazakhstan for 2003-2005 which is approved by decision № 168 of the Government of the Republic of Kazakhstan as of February 18, 2003 have been fulfilled
- procedure of termination and/or amendments of existing mutual obligations stipulated in Agreement concluded between the Company's principal shareholders has been agreed by principal shareholders
- the OJSC Kazakhtelecom has been authorized to decrease tariffs for international and long distance communications services according to market conditions in segments of such services due to revocation of exclusive rights for provision thereof, opening of, and development of competition in the market of related services
- the OJSC Kazakhtelecom has been exempted from payments into state budget and/or other fund necessary to cover losses related to provision of services in rural area
- the OJSC Kazakhtelecom is provided with state support acceptable by all shareholders of the Company

2. to entitle the Managerial Board of the OJSC Kazakhtelecom to take independent actions on protection of the Company's interests by taking decision on issues related to procedure of anticipatory revocation of exclusive rights.

Chairman Orazalinov D.S.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the fifth tem of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders based upon the results of voting on the item 1 of the Agenda of the General meeting of shareholders as of March 12, 2004*).

Summing-up the results of the open voting on the fifth item "On approval of decision № 19 of the OJSC Kazakhtelecom's Board of Directors as of December 24, 2003 on payment of unpaid dividends on ordinary shares on the results of 2002 pursuant to audited statement made in accordance with Kazakhstani Accounting Standards." the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 100% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Orazalinov D.S.: Thus pursuant to Decision of the Annual General meeting of shareholders as of May 16, 2003 (Minutes № 16) the OJSC Kazakhtelecom's extraordinary General meeting of shareholders **HAS DECIDED:**

1. to approve Decision of the OJSC Kazakhtelecom's Board of Directors № 19 as of December 24, 2003 "On payment of unpaid dividends on ordinary shares on the results of 2002 pursuant to audited statements made in accordance with Kazakhstani Accounting Standards.
2. to assign the Managerial Board of the OJSC Kazakhtelecom within a week to conclude agreement with the Agency of the Republic of Kazakhstan on informatization and communication on unpaid dividends on ordinary shares on the results of 2002 in pursuance of Decision of the Company's Annual General meeting of shareholders as of May 16. 2003 (Minutes № 16) and Decision of the OJSC Kazakhtelecom's Board of Directors № 19 as of December 24, 2003.

Chairman Orazalinov D.S.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the sixth tem of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(Protocol of the Accounting Commission's meeting of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders based upon the results of voting on the item 1 of the Agenda of the General meeting of shareholders as of March 12, 2004).

Summing-up the results of the open voting on the sixth item "On approval of conditions and amount of remunerations, reimbursement of expenses to members of the OJSC Kazakhtelecom's Board of Directors related to carrying their duties" the votes have been distributed as follows:

The "**FOR**" votes totaled 3 685 450 votes - making up 37,785 % of the total number of participating votes.
The "**AGAINST**" votes totaled 6 068 265 votes - making up 62,215 % of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS NOT BEEN TAKEN.**

Chairman Orazalinov D.S.: Thus the OJSC Kazakhtelecom's extraordinary General meeting of shareholders **HAS NOT TAKEN THE DECSION**.

Chairman Orazalinov D.S.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the seventh item of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(Protocol of the Accounting Commission's meeting of the OJSC Kazakhtelecom's extraordinary General meeting of shareholders based upon the results of voting on the item 1 of the Agenda of the General meeting of shareholders as of March 12, 2004).

Summing-up the results of the open voting on the seventh item "On approval of transactions, in which the Company takes an interest, at the General meting of shareholders: On approval of transactions with Altel CJSC" the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 100% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Orazalinov D.S.: Pursuant to sub-item 11 of item 1 of article 36 of the Law of the Republic of Kazakhstan "On joint-stock companies" the OJSC Kazakhtelecom's extraordinary General meting of shareholders **HAS DECIDED**:

To approve the Decision of the OJSC Kazakhtelecom's Board of Directors № 3 as of February 3, 2004:

1. On granting of indivisible irrevocable corporate guarantee of OJSC Kazakhtelecom for Altel CJSC in the amount up to USD 16 (sixteen) mln. in favor of third parties for a term of 7 (seven) years within CDMA network supply and deployment project.
2. On provision of temporal financial support to Altel CJSC in the amount up to KZT 900 (nine hundred) mln on conditions of security and repayment for a term up to 3.5 years (three and a half) since its provision
3. On conclusion of pledge agreement on enforceability of Altel CJSC under the corporate guarantee and temporal financial support provided by the OJSC Kazakhtelecom till its complete execution.
4. On authorization of the President of the OJSC Kazakhtelecom, Mr. Bektasov A.A., with a power of signing of all necessary documents on provision of corporate guarantee of the OJSC Kazakhtelecom, temporal financial support and conclusion pledge of agreements on enforceability of Altel CJSC.

Chairman Orazalinov D.S..: All the questions included in the Agenda of the special General meeting of shareholders have been discussed. Are there any remarks or proposals as to the way in which the meeting has been conducted? If not, let me announce the closure of the meeting. Thank you for participation. Good bye!

D. Orazalinov
Chairman of the General meeting

D. Mukhametkaliyev
Secretary of the General meeting

D. Bekteleuov
Chairman of the Accounting Commission

Zh. Belgibayeva
D. Bokayev
A. Mukanova
Members of the Accounting Commission

E. Kingushanov
Representative of the Shareholder holding 5 and more % of voting shares

ПРОТОКОЛ №18
внеочередного Общего собрания акционеров
Открытого акционерного общества «Казахтелеком»

Дата, место и время проведения: 12 марта 2004г., 15.00 часов, г. Астана, пр. Абая, 61, зал заседаний ОАО «Казахтелеком»

Собрание открыл Нуров К.И.– Вице-президент-Главный финансовый директор ОАО «Казахтелеком»:

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров ОАО «Казахтелеком» от 21 января 2004 г. № 2 сегодня, 12 марта 2004 г., на 15.00 часов назначено внеочередное Общее собрание ОАО «Казахтелеком».

В соответствии со статьей 45 Закона Республики Казахстан «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решение, если на момент окончания регистрации участников собрания для участия в нем зарегистрированы акционеры или их представители, включенные в список акционеров Общества, владеющие в совокупности 50 и более процентами голосующих акций ОАО «Казахтелеком».

На внеочередном Общем собрании, в соответствии с Протоколом заседания Счетной комиссии Общего собрания акционеров ОАО «Казахтелеком» по наличию кворума от 12 марта 2004 года, по состоянию на 14.00 часов, зарегистрировались акционеры и их полномочные представители, обладающие в совокупности 9 753 715 голосами, что составляет 89, 29 % от общего количества голосующих акций Общества.

Таким образом, кворум, необходимый для проведения Общего собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

Настоящее внеочередное Общее собрание созвано согласно Закону Республики Казахстан от 13 мая 2003 года «Об акционерных обществах» и Уставу ОАО "Казахтелеком".

В работе Собрания принимают участие акционеры и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать (поднятием руки)?

Проголосовали единогласно.

Таким образом, внеочередное Общее собрание акционеров ОАО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставлено **Бектелеуову Д.А.** - И.о. начальника отдела планирования и мониторинга инвестиций Департамента проектного финансирования ОАО "Казахтелеком".

Бектелеуов Д.А. : *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Нуров К.И. : Для проведения собрания необходимо избрать Председателя и Секретариат собрания, руководитель которого будет выполнять функции Секретаря собрания, а также Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания Оразалинова Д.С.- Заместителя председателя Агентства Республики Казахстан по информатизации и связи.

Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру (поднятием руки).

Проголосовали единогласно.

б) Секретариат в следующем составе: **Мухаметкалиев Даниял Аскарович –** Директор Департамента проектного финансирования - Секретарь собрания; **Сеилова Куляш Сериковна-** менеджер Службы внешних связей; **Цапордей Людмила Ивановна -** Менеджер Юридического департамента. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Бектелеуов Дархан Аблканович** - И.о. начальника отдела планирования и мониторинга инвестиций Департамента проектного финансирования - Председатель Счетной комиссии; **Бельгибаева Жанна Дусеновна –** Специалист 2-й категории Службы внешних связей; **Бокаев Дастан Муратович и Муканова Алтынай Болатовна -** Представители независимого регистратора Общества ТОО «Реестр-сервис». Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона РК «Об акционерных обществах»,

внеочередное Общее собрание акционеров ОАО «Казахтелеком» РЕШИЛО:

1. Избрать Председателем Собрания Оразалинова Д.С. - Заместителя председателя Агентства Республики Казахстан по информатизации и связи.
2. Избрать Секретариат внеочередного Общего собрания в составе: Мухаметкалиев Даниял Аскарович - Секретарь собрания; Сеилова Куляш Сериковна; Цапордей Людмила Ивановна.
3. Избрать Счетную комиссию Общего собрания в составе: Бектелеуов Дархан Аблканович - Председатель Счетной комиссии; Бельгибаева Жанна Дусеновна; Бокаев Дастан Муратович и Муканова Алтынай Болатовна.

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение внеочередного Общего собрания осуществляет **Председатель собрания – Оразалинов Д.С. :**

Председатель Оразалинов Д.С.: Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня внеочередного Общего собрания акционеров ОАО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в средствах массовой информации («Казахстанская правда» и «Егемен Казахстан») и состоит из следующих вопросов:

1. Об утверждении Устава Общества в новой редакции;
2. Об изменении фирменного наименования и перерегистрации Общества;
3. Об утверждении Положения о Совете директоров Общества в новой редакции;
4. Об условиях досрочного отказа ОАО «Казахтелеком» от эксклюзивных прав в сфере междугородной и международной связи;
5. Об утверждении Решения Совета директоров ОАО «Казахтелеком» № 19 от 24.12. 2003 г. о выплате оставшейся части дивидендов на простые акции по итогам 2002 года согласно аудированной отчетности по КСБУ;

6. Об установлении условий и размера выплаты вознаграждений и компенсации расходов членов Совета директоров ОАО «Казахтелеком», связанных с исполнением ими своих функций и обязанностей;
7. Об утверждении Общим собранием акционеров Общества сделок, в совершении которых имеется заинтересованность.
8. Разное.

Дополнительно сообщаю, что под вопросом № 7 повестки дня внеочередного Общего собрания предусматривается рассмотрение вопроса «Об утверждении сделок с АОЗТ «Алтел».

Пункт № 8 повестки «Разное», предполагается снять с повестки дня внеочередного Общего собрания, в связи с отсутствием вопросов.

Таким образом, на Повестке дня сегодняшнего внеочередного Общего собрания акционеров предусматривается рассмотрение следующих вопросов:
1. Об утверждении Устава Общества в новой редакции;
2. Об изменении фирменного наименования и перерегистрации Общества;
3. Об утверждении Положения о Совете директоров Общества в новой редакции;
4. Об условиях досрочного отказа ОАО «Казахтелеком» от эксклюзивных прав в сфере междугородной и международной связи;
5. Об утверждении Решения Совета директоров ОАО «Казахтелеком» № 19 от 24.12. 2003 г. о выплате оставшейся части дивидендов на простые акции по итогам 2002 года согласно аудированной отчетности по КСБУ;
6. Об установлении условий и размера выплаты вознаграждений и компенсации расходов членов Совета директоров ОАО «Казахтелеком», связанных с исполнением ими своих функций и обязанностей;
7. Об утверждении Общим собранием акционеров Общества сделок, в совершении которых имеется заинтересованность:
   -утверждение сделок с АОЗТ «Алтел».

Какие будут предложения по Повестке дня ?
Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.
Проголосовали единогласно.
Решение принято.

Таким образом, **внеочередное Общее собрание акционеров ОАО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению вопросов по Повестке дня.

Председатель Оразалинов Д.С.: Уважаемые акционеры, слово для доклада по первому вопросу повестки дня предоставляется Батпеновой Ж.С. - Исполнительному директору по правовым вопросам.

Батпенова Ж С.: Уважаемые акционеры и приглашенные, я хотела бы сделать сообщение сразу по всем трем первым вопросам повестки дня настоящего внеочередного Общего собрания акционеров, поскольку они взаимосвязаны. При этом, голосовать нужно будет по каждому вопросу повестки дня в отдельности.
Председатель Оразалинов Д.С.: Есть возражения ? Нет.

Выступление Батпеновой Ж.С.

Как предусмотрено статьей 36 Закона Республики Казахстан «Об акционерных обществах», к исключительной компетенции Общего собрания акционеров ОАО «Казахтелеком» относится вопрос о внесении изменений и дополнений в Устав Общества или утверждение его в новой редакции.

В связи с принятием Закона Республики Казахстан «Об акционерных обществах», действующие учредительные документы Общества должны быть приведены в соответствие с нормами указанного законодательного акта в течение двух лет, с даты его принятия (статья 90 Закона).

Новая редакция Устава подготовлена Правлением Общества в четком соответствии с требованиями действующего законодательства Республики Казахстан на государственном и русском языках и предварительно согласована с акционерами Общества и их уполномоченными представителями, в том числе с Агентством Республики Казахстан по информатизации и связи и Комитетом государственного имущества и приватизации Министерства финансов Республики Казахстан и Компанией «Централ Азиан Инвестмент Н.В.».

Учитывая, что в соответствии с требованиями законодательства Республики Казахстан Устав Общества будет носить общедоступный характер, проект новой редакции Устава содержит четко определенную правовую компетенцию каждого органа Общества, нормативно регламентированную процедуру их взаимодействия и деятельности всего Общества в целом.

Закон Республики Казахстан «Об акционерных обществах», принятый 13 мая 2003 года, в отличие от ранее действовавших законодательных актов, не предусматривает деление акционерных обществ на типы (открытые и закрытые). В этой связи, положения Закона Республики Казахстан «Об акционерных обществах» обязывают все акционерные общества привести фирменные наименования обществ в соответствие с новыми требованиями действующего законодательства Республики Казахстан.

Учитывая, что существующее фирменное наименование содержит указание на тип Общества «Открытое акционерное общество «Казахтелеком», необходимо изменение фирменного наименования путем исключения из него слова «открытое», что в свою очередь влечет за собой перерегистрацию Общества по основаниям, установленным статьей 42 Гражданского кодекса Республики Казахстан.

Согласие на перерегистрацию Общества, также получено и от Агентства Республики Казахстан по регулированию естественных монополий и защите конкуренции по основаниям, предусмотренным статьей 18-3 Закона Республики Казахстан «О естественных монополиях».

Таким образом, предстоящая процедура перерегистрации Общества является рядовой и вызвана исключительно требованиями действующего законодательства Республики Казахстан.

В связи с принятием Закона Республики Казахстан «Об акционерных обществах» и утверждением новой редакции Устава Общества, Обществом произведена переработка действующего Положения о Совете директоров, утвержденного Общим собранием акционеров ОАО «Казахтелеком» от 23 ноября 1998г.

Новая редакция Положения «О Совете директоров» подготовлена в соответствии с переработанной редакцией Устава Общества и учитывает все предложения членов Совета директоров, касающиеся оптимизации и совершенствования деятельности данного органа Общества.

Председатель Оразалинов Д.С.: Есть вопросы к докладчику ?

По вопросам №1 повестки дня «Об утверждении Устава Общества в новой редакции» и №2 «Об изменении фирменного наименования и перерегистрации Общества» вопросы докладчику не задавались..

Обсуждение по третьему вопросу повестки дня собрания «Об утверждении Положения о Совете директоров Общества в новой редакции».

Кингушанов Е.В.: У членов Совета Директоров от частного акционера есть предложения по указанному проекту Положения. Предлагаю предварительно утвердить указанное Положение о Совете директоров Общества на заседании Совета директоров.

Батпенова Ж.С.: В соответствии с действующим законодательством Республики Казахстан Положение о Совете директоров должно утверждаться Общим собранием акционеров. Однако, суть Вашего предложения непонятна, поскольку проект Положения предварительно был разослан всем членам Совета директоров и мы учли поступившие от членов Совета директоров, замечания.

Оразалинов Д.С.: Имеются ли письменные согласия членов Совета директоров на этот счет?

Батпенова Ж.С.: Ответы имеются от Агентства Республики Казахстан по связи и информатизации и Комитета государственного имущества и приватизации Министерства финансов Республики Казахстан. В адрес остальных членов Совета директоров Абдразакова Е., Ахабаева Б. и Жумагулова Б. направлялись два письма по согласованию проекта Положения о Совете директоров. Ответов от них не поступало.

Оразалинов Д.С. (обращаясь к Кингушанову Е.В.)**:** Какие конкретные замечания у Вас имеются к указанному Положению о Совете директоров? При их наличии мы можем провести обсуждение и утвердить проект непосредственно на сегодняшнем Общем собрании акционеров.

Кингушанов Е.В.: Сейчас я не готов ответить, какие конкретно замечания имеются, они будут представлены позже.

Оразалинов Д.С.: В связи с тем, что менеджмент Компании прорабатывал указанное Положение о Совете директоров с членами Совета директоров, получил согласие от Агентства Республики Казахстан по связи и информатизации, считаю что нам необходимо принять решение по утверждению указанного Положении о Совете директоров.

Председатель Оразалинов Д.С.: Итак по первому вопросу «Об утверждении Устава Общества в новой редакции», ставится на голосование следующий проект решения:

В соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров ОАО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Утвердить Устав Общества в новой редакции на государственном и русском языках, согласно приложению к настоящему решению внеочередного Общего собрания акционеров Общества.

2. Уполномочить Президента Общества Бектасова Абена Агыбаевича на подписание от имени акционеров (учредителей) новой редакции Устава на государственном и русском языках.

3. Поручить Президенту Общества Бектасову Абену Агыбаевичу обеспечить государственную регистрацию новой редакции Устава Общества в органах юстиции Республики Казахстан с правом передоверия своих полномочий другим лицам.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Оразалинов Д.С.: По второму вопросу «Об изменении фирменного наименования и перерегистрации Общества» ставится на голосование следующий проект решения.

Руководствуясь требованиями Закона Республики Казахстан «Об акционерных обществах» и статьей 42 Гражданского кодекса Республики Казахстан внеочередное Общее собрание акционеров ОАО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Изменить фирменное наименование Общества, указанное в свидетельстве о государственной перерегистрации юридического лица № 6924-1901-АО от 24 июня 1999г., выданное Управлением юстиции г. Астана с «Открытого акционерного общества «Казахтелеком» на «Акционерное общество «Казахтелеком».

2. Уполномочить Президента Общества Бектасова Абена Агыбаевича на проведение перерегистрации Общества в органах юстиции Республики Казахстан, а также совершение иных необходимых действий, связанных с перерегистрацией, с правом передоверия своих полномочий другим лицам.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Оразалинов Д.С.: По третьему вопросу повестки дня «Об утверждении Положения о Совете директоров Общества в новой редакции» ставится на голосование следующий проект решения:

Руководствуясь статьей 36 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров ОАО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Утвердить Положение о Совете директоров АО «Казахтелеком» в новой редакции согласно приложению к настоящему решению Общего собрания акционеров Общества.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Оразалинов Д.С.: Переходим к обсуждению четвертого вопроса Повестки дня собрания «Об условиях досрочного отказа ОАО «Казахтелеком» от эксклюзивных прав в сфере междугородной и международной связи».

Хотелось бы напомнить, что на основании Статьи 73 Закона Республики Казахстан от 13 мая 2003 года «Об акционерных обществах» решение по данному вопросу окончательно должно приниматься негосударственными акционерами Общества. Так как государственный акционер выступает заинтересованной стороной по данному вопросу.

Вместе с тем предлагаю высказаться всем акционерам.

Слово для доклада предоставляется Нурову К.И.

Выступление Нурова К.И

Большое спасибо.

Менеджмент компании осознает, что либерализация телекоммуникационной отрасли является неизбежной для компании, вместе с тем в интересах компании сделать данный переход без ущерба компании, что зафиксировано в Программе развития отрасли телекоммуникаций.

В настоящее время у компании имеются обязательства, предусмотренные Программой развития отрасли телекоммуникаций Республики Казахстан на 2003-2005 годы, утвержденной постановлением Правительства Республики Казахстан от 18 февраля 2003г. № 168. Соответственно, отмена эксклюзива компании не должна повлиять на проведение мероприятий в рамках указанной программы.

Также хотелось бы обсудить проблемы, возникающие при решении данного вопроса.

Начиная с 2000 г., год от года только улучшались финансовые результаты и состояние Компании, без повышения на то тарифов. Но Общество ожидает проведение либерализации отрасли. При этом нет боязни ее самой, а неправомерных шагов по ее реализации. В частности, не должно осуществляться административного снижения тарифов на междугородные услуги связи, на «сердце» нашего успеха. Достаточно того,

что у нас отнимают эксклюзив на междугородную и международную связь. При этом в течение нескольких лет не было повышений тарифов, но Общество модернизировало сеть, выплачивается все больше платежей в бюджет, и выплачиваются дивиденды с 2002 года.
При отмене эксклюзива и регламентирования тарифов будут приниматься данные по ребалансировке тарифов, которые приведут к повышению тарифов на междугородную связь. С этим могут не согласиться АИС и АРЕМ. Мы хотим, чтобы не было излишнего административного давления. Надо не допустить такого прецедента, чтобы нас после либерализации не только ограничивали, но и еще административно понижали тарифы
Наша позиция очень проста, зачем административно понижать тарифы на междугородную связь, если мы на него отменяем эксклюзив?
При отмене эксклюзива регулирование тарифов компании в данной сфере не должно оставаться административным, а должно быть рыночным. Ввиду того, что компания все-таки теряет эксклюзивные права, в интересах компании проводить снижение тарифов только в соответствии с рыночными условиями, а не в результате административного давления.
В отношении внесения платежей в государственный бюджет и/или иной фонд, необходимых для покрытия убытков от оказания услуг в сельской местности, позиция компании следующая. В связи с тем, что компания сама является оператором, предоставляющим услуги телекоммуникаций в сельской местности и, соответственно является потенциальным получателем данной компенсации, было бы целесообразно освободить компанию от уплаты указанных платежей, согласно международной практике. Иначе, к нашим убыткам по селу прибавятся налоги, основным плательщиком которых окажется Казахтелеком. Таким образом, вместо помощи получим ущерб.

В связи с этим, акционерам предлагается принять следующее решение по вопросу «Об условиях досрочного отказа ОАО «Казахтелеком» от эксклюзивных прав в сфере междугородной и международной связи

1. Согласиться с досрочной отменой эксклюзивных прав ОАО «Казахтелеком» по предоставлению услуг междугородной и международной связи при обязательном выполнении следующих условий, предшествующих отмене эксклюзивных прав Общества:

- полное выполнение всех условий и мероприятий, предусмотренных Программой развития отрасли телекоммуникаций Республики Казахстан на 2003-2005 годы, утвержденной постановлением Правительства Республики Казахстан от 18 февраля 2003г. № 168;
- согласование между крупными акционерами Общества порядка прекращения и/или изменения имеющихся взаимных обязательств, предусмотренных заключенным между ними Соглашением;
- предоставление ОАО «Казахтелеком» права понижения тарифов на услуги международной и междугородной связи в соответствии с рыночной ситуацией на этих сегментах услуг в связи с отменой эксклюзивных прав на оказание этих услуг, открытием рынков соответствующих услуг и развитием на них конкуренции;
- освобождения ОАО «Казахтелеком» от внесения платежей в государственный бюджет и/или иной фонд, необходимых для покрытия убытков от оказания услуг в сельской местности;
- обеспечение конкретных мер государственной поддержки ОАО «Казахтелеком», приемлемых для всех акционеров Общества.

2. Предоставить Правлению ОАО «Казахтелеком» право самостоятельно осуществлять действия по защите интересов Общества, при решении всех вопросов, связанных с проведением процедуры досрочной отмены эксклюзивных прав.

Председатель Оразалинов Д.С.: Кто еще желает выступить? Есть вопросы к докладчику?

Оразалинов Д.С.: Данный проект решения не был приложен к представленным материалам. В связи с этим, хочу обратиться к юристам, можно ли снять этот вопрос с повестки дня собрания?

Попов В.Г.- специалист Юридического департамента: Нет, повестка дня уже была утверждена Общим собранием акционеров в установленном порядке. В связи с чем, в настоящей момент она изменена быть не может.

Председатель Оразалинов Д.С. Существуют различные подходы к процедуре досрочной отмены эксклюзивных прав ОАО «Казахтелеком» и необходима дополнительная юридическая проработка вынесенного на повестку дня вопроса и процедуры его принятия. В настоящее время, в Правительстве РК создана Рабочая группа под председательством Заместителя Премьер-Министра РК Мынбаева С.М., которая создана специально для того, чтобы снять все вопросы по поводу отмены эксклюзивных прав на международную, междугородную связь у Казахтелекома и определению размера компенсации частному акционеру Общества. В связи с чем, предлагаю перенести рассмотрение данного вопроса на годовое Общее собрание акционеров после получения результатов деятельности рабочей группы.

Нуров К.И.: Я предлагаю рассмотрение вопроса не откладывать. Тем более, что после 1 апреля т.г. имеется риск, что позиция акционеров, как высшего органа управления Общества может быть не учтена при принятии решений в области либерализации отрасли уполномоченным органом. При этом обращаю Ваше внимание, что акционеры компании, а также члены Совета директоров должны действовать в интересах Общества как единого «тела» юридического лица с обособленным имуществом.

Оразалинов Д.С.: С лета прошлого года мы работаем по либерализации и все действия и концептуальные решения, принимаемые АИС согласовываются со специалистами Казахтелекома.Мы снимаем эксклюзив, в первую очередь, на международную и потом уже на междугородную связь.Понятие эксклюзивных прав в условиях рынка это недопустимо.Но тем не менее снимая эксклюзив, мы обществу, то есть акционерам в т.ч. и нам, оставляем право маршрутизации мобильных операторов. По предварительным оценкам это более 30 млн. долл.США в год.Но это только предварительные данные.Сейчас мы проводим дополнительные расчеты и, возможно, это сумма будет увеличиваться.Далее, абонплату для физических лиц мы поднимаем. Разные позиции есть.Скорее всего она будет повышена в соответствии с себестоимостью в каждом регионе. Потом аб.плата для юридических лиц остается без понижения до 2006 года. Это где-то 10% всех ваших абонентов. Все мы переживаем, мы не хотим ломать рынок.Подчеркиваю, что все действия и нормативные акты, принимаемые АИС отрабатываются вместе с Казахтелекомом.В настоящее время, в Правительстве РК создана Рабочая группа под председательством Заместителя Премьер-Министра РК Мынбаева С.М., которая создана специально для того, чтобы снять все вопросы по поводу отмены эксклюзивных прав на международную, междугородную связь у Казахтелекома. (обращаясь к Кингушанову Е.В.) Полагаю, что вы не согласовывали с ней свои действия. Но тем не менее, я как государственный акционер против принятия такого решения.

Кингушанов Е.В. Мы уже проголосовали и не будем откладывать принятие данного решения.

Председатель Оразалинов Д.С.: По четвертому вопросу повестки дня «Об условиях досрочного отказа ОАО «Казахтелеком» от эксклюзивных прав в сфере междугородной и международной связи» ставится на голосование следующий проект решения без голосования государственного акционера:

В соответствии с Законом Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров ОАО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Согласиться с досрочной отменой эксклюзивных прав ОАО «Казахтелеком» по предоставлению услуг междугородной и международной связи при обязательном выполнении следующих условий, предшествующих отмене эксклюзивных прав Общества:

- полное выполнение всех условий и мероприятий, предусмотренных Программой развития отрасли телекоммуникаций Республики Казахстан на 2003-2005 годы, утвержденной постановлением Правительства Республики Казахстан от 18 февраля 2003г. № 168;
- согласование между крупными акционерами Общества порядка прекращения и/или изменения имеющихся взаимных обязательств, предусмотренных заключенным между ними Соглашением;
- предоставление ОАО «Казахтелеком» права понижения тарифов на услуги международной и междугородной связи в соответствии с рыночной ситуацией на этих сегментах услуг в связи с отменой эксклюзивных прав на оказание этих услуг, открытием рынков соответствующих услуг и развитием на них конкуренции;
- освобождения ОАО «Казахтелеком» от внесения платежей в государственный бюджет и/или иной фонд, необходимых для покрытия убытков от оказания услуг в сельской местности;
- обеспечение конкретных мер государственной поддержки ОАО «Казахтелеком», приемлемых для всех акционеров Общества.

2. Предоставить Правлению ОАО «Казахтелеком» право самостоятельно осуществлять действия по защите интересов Общества, при решении всех вопросов, связанных с проведением процедуры досрочной отмены эксклюзивных прав.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Оразалинов Д.С.: Переходим к обсуждению пятого вопроса Повестки дня «Об утверждении Решения Совета директоров ОАО «Казахтелеком» № 19 от 24.12.2003г. о выплате оставшейся части дивидендов на простые акции по итогам 2002 года согласно аудированной отчетности по КСБУ».

Слово для доклада предоставляется Мухаметкалиеву Д.А.- Директору Департамента проектного финансирования.

Выступление Мухаметкалиева Д.А.

В соответствии с Решением годового Общего собрания акционеров ОАО «Казахтелеком» (протокол №16 от 16.05.2003г.) дивиденды на простые акции по итогам 2002 года в размере 1,080,053,978.88 (один миллиард восемьдесят миллионов пятьдесят три тысячи девятьсот семьдесят восемь тенге 88 тиын), или 98,88 (девяносто восемь тенге 88 тиын) на одну простую акцию должны были быть выплачены до конца 2003года.

В связи с невозможностью проведения Общего собрания акционеров ОАО «Казахтелеком» в соответствии со сроками, предусмотренными действующим законодательством Республики Казахстан до конца 2003 года, Советом директоров Общества принято решение (Протокол №19 от 24.12.2003г.) о выплате оставшейся части дивидендов на простые акции по итогам 2002 года с дальнейшим его утверждением на ближайшем Общем собрании акционеров ОАО «Казахтелеком».

В соответствии с вышеуказанным Решением Совета директоров выплата произведена 26.12.2003г. в сумме 780,038,957.28 (семьсот восемьдесят миллионов тридцать восемь тысяч девятьсот пятьдесят семь тенге 28 тиын), за исключением суммы на гос.пакет акции в размере 300,015,021.60 (триста миллионов пятнадцать тысяч двадцать один тенге 60 тиын), которая будет произведена согласно отдельного решения Общего собрания акционеров на основании договора между ОАО «Казахтелеком» и Агентством Республики Казахстан по информатизации и связи.

Председатель Оразалинов Д.С. : Есть вопросы к докладчику?
Оразалинов Д.С.: В соответствии с п. 2 Решения Совета директоров № 19 от 24.12.2003 года, Правлению Общества было поручено осуществить выплату оставшейся части дивидендов по простым акциям по итогам 2002 года после заключения отдельного договора между ОАО «Казахтелеком» и Агентством Республики Казахстан по связи и информатизации, определяющего условия и порядок выплаты оставшейся суммы дивидендов на госпакет акций в размере 300,015,021,60 тг.
Данный договор до сих пор не был заключен. В связи с этим, в решение Общего собрания акционеров необходимо включить порученческий пункт, относительно необходимости заключения в недельный срок указанного договора между Обществом и Агентством Республики Казахстан по информатизации и связи.

Председатель Оразалинов Д.С.:: Ставится на голосование следующий проект решения:
В соответствии с решением Годового Общего собрания акционеров Общества от 16.05.2003г. (Протокол №16) внеочередное Общее собрание акционеров ОАО «Казахтелеком» **РЕШИЛО:**
1. Утвердить Решение Совета директоров ОАО «Казахтелеком» №19 от 24.12.2003г. о выплате оставшейся части дивидендов на простые акции по итогам 2002 года согласно аудированной отчетности по КСБУ».
2. Правлению ОАО «Казахтелеком» обеспечить заключение в недельный срок договора с Агентством Республики Казахстан по информатизации и связи, касательно оставшейся части дивидендов по простым акциям по итогам 2002 года, во исполнение Годового Общего собрания акционеров Общества от 16.05.2003г. (Протокол №16) и Решения Совета директоров ОАО «Казахтелеком» №19 от 24.12.2003г.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования и передать их в Счетную комиссию.
Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Оразалинов Д.С.: Переходим к обсуждению шестого вопроса Повестки дня ««Об установлении условий и размера выплаты вознаграждений и компенсации расходов членов Совета директоров ОАО «Казахтелеком», связанных с исполнением ими своих функций и обязанностей».
Слово для доклада предоставляется Мамеш Д.А.- Директору экономического департамента.

Выступление Мамеш Д.А.
Как предусмотрено статьей 36 Закона Республики Казахстан «Об акционерных обществах», к исключительной компетенции Общего собрания акционеров Общества относится вопрос об определении количественного состава, срока полномочий Совета директоров, избрание его членов и досрочное прекращение их полномочий, а также определение размера и условий выплаты вознаграждений членам Совета директоров.

В этой связи, исходя из обращения членов Совета директоров с предложением о рассмотрении данного вопроса, в повестку дня внеочередного Общего собрания акционеров включен вопрос, касающийся установления условий и размера выплаты вознаграждений и компенсации расходов членам Совета директоров.

В частности, Обществом предполагается компенсировать расходы членов Совета директоров, связанных с их выездом для участия в очных заседаниях Совета директоров. При этом, компенсацию расходов членов Совета директоров предполагается осуществлять по общим принципам, установленным применительно к работникам Общества.

Вознаграждение членам Совета директоров будет зависеть от итогов работы Общества и выполнения основных производственных показателей ОАО «Казахтелеком», и будет выплачиваться в размере, ежегодно определяемом годовым Общим собранием акционеров по итогам каждого года.

Особым вопросом, требующим рассмотрения Общим собранием акционеров, будет возможность получения вознаграждения членами Совета директоров, рекомендованными к избранию государством, как акционером Общества.

Действующими законодательными актами Республики Казахстан, определяющими правовой статус государственного служащего, установлен запрет на осуществление государственными служащими предпринимательской деятельности, в том числе на занятие оплачиваемых должностей в органах управления хозяйствующих субъектов, за исключением случаев, когда занятие соответствующей должности предусмотрено законодательно установленными должностными обязанностями.

Таким образом, ввиду наличия соответствующих запретов, выплата вознаграждения и установление компенсации для членов Совета директоров Общества, занимающих государственные должности, не предполагается.

Председатель Оразалинов Д.С.: Есть вопросы к докладчику?

Оразалинов Д.С.: Я считаю, что данное решение ущемляет права членов Совета директоров Общества, являющихся государственными служащими. Ведь работают, рассматривают документы они одинаково. А другим членам Совета директоров и командировочные и вознаграждения и т.д. Также, полагаю, что члены Совета директоров, делегированные соответствующими акционерами, входят в штат компании-акционера, им там выплачивается зарплата, при командировании им готовиться приказ о командировании, оплачиваются все расходы, связанные с командировкой. Кроме того, негосударственному акционеру выплачиваются дивиденды и всегда вовремя.

Кингушанов Е.В.: Необходимо разделять дивиденды, выплачиваемые юридическому лицу и вознаграждение за понесенные трудозатраты и компенсацию за понесенные убытки (командировочные расходы, стоимость авиабилетов – где необходимо, и т.д.) членам СД, являющихся физическими лицами.

Председатель Оразалинов Д.С.: Ставится на голосование следующий проект решения:

В целях установления вознаграждения членам Совета директоров и компенсации их расходов, связанных с исполнениями функций и обязанностей в органе управления Общества, в соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах», руководствуясь статьей 10 Закона Республики Казахстан «О государственной службе», статьями 5 и 13 Закона Республики Казахстан «О борьбе с коррупцией», внеочередное Общее собрание акционеров ОАО «Казахтелеком» **РЕШИЛО:**

1. Производить членам Совета директоров Общества компенсацию командировочных расходов, связанных с их выездом для участия в очных заседаниях Совета директоров на условиях, предусмотренных для сотрудников ОАО «Казахтелеком», за исключением членов Совета директоров Общества, являющихся государственными служащими.

2. Выплачивать членам Совета директоров, за исключением членов Совета директоров, находящихся на государственной службе, вознаграждение по результатам работы Общества за истекший год при выполнении следующих условий:

- увеличения рыночной стоимости активов Общества по итогам года;
- выполнения плана развития Общества, утверждаемого постановлением Правительства Республики Казахстан по показателям: доходы от реализации услуг телекоммуникаций, чистый доход и освоение плана инвестиций.

3. Выплату вознаграждения в размере, ежегодно устанавливаемом решением Общего собрания акционеров, производить один раз в год, после утверждения на годовом Общем собрании акционеров финансовой отчетности Общества и распределения чистого дохода по итогам истекшего финансового года.

Прошу акционеров и их представителей сделать соответствующие пометки в бюллетенях для голосования и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Оразалинов Д.С.: Переходим к обсуждению седьмого вопроса Повестки дня «Об утверждении Общим собранием акционеров Общества сделок, в совершении которых имеется заинтересованность:

- Об утверждении сделок с АОЗТ "Алтел".

Слово для доклада предоставляется Мухаметкалиеву Д.А.

Выступление Мухаметкалиева Д.А.

В связи с тем, что ОАО «Казахтелеком» является одним из учредителей АОЗТ «Алтел» с 50-ти процентным участием и планами Алтел по поставке оборудования и развертыванию сети мобильной связи стандарта CDMA, Общество планирует оказать содействие Алтел, которое в свою очередь позволит увеличить капитализацию Общества посредством прогнозируемого увеличения долгосрочных финансовых инвестиций.

В текущем году Алтел заключил ряд договоров для реализации вышеуказанного проекта, в частности на поставку и монтаж базовых станций Erickson на сумму более 30 млн. долларов США, а также терминалов стандарта CDMA и биллинговой системы. Контракт, заключенный с компанией Erickson, будет профинансирован посредством привлечения займа ABN AMRO Bank N.V. с участием экспортно-кредитного агентства EKN.

Одним из основных условий для привлечения заемных средств является корпоративная гарантия Казахтелекома, но принимая во внимание, что ее сумма составляет предварительно 15.3 млн. долларов США, которая включает в себя сумму финансирования и комиссионное вознаграждение EKN, принятие решения о ее предоставлении входит в компетенцию как Совета Директоров, так и Общего собрания акционеров.

Также Решением Совета директоров ОАО «Казахтелеком» №3 от 03.02.2004г. предусмотрено предоставление временной финансовой помощи Алтел на сумму до 900 млн. тенге. Целевым назначением указанных средств является построение и развитие сети CDMA в Казахстане, в частности частичное финансирование поставки базовых станций, поставка сотовых терминалов и установка биллинговой системы.

Обращаем Ваше внимание, что предоставляемая гарантия и финансовая помощь будут обеспечены залогом, а именно поставляемым оборудованием. Для этой цели будут заключены соответствующие договоры залогов.

Учитывая, что в заключении данной сделки Обществом имеется заинтересованность, Решение Совета директоров ОАО «Казахтелеком» №3 от 03.02.2004г. в соответствии с требованием подпункта 11 пункта 1 статьи 36 Закона

Республики Казахстан "Об акционерных обществах" подлежит утверждению на Общем собрании акционеров.

Председатель Оразалинов Д.С.: Есть вопросы к докладчику?

Участвовали в обсуждениях: Кингушанов Е.В., Оразалинов Д.С.

Нуров К.И. Хотел бы отметить, что в настоящее время поступило письмо от АО «Алтел» с просьбой выпустить дополнительную гарантию на 9 млн. долларов США в рамках развертывания сети CDMA.

Председатель Оразалинов Д.С. : Ставится на голосование следующий проект решения:

В соответствии с подпунктом 11 пункта 1 статьи 36 Закона Республики Казахстан "Об акционерных обществах" внеочередное Общее собрание акционеров ОАО «Казахтелеком» **РЕШИЛО:**

Утвердить Решение Совета директоров ОАО «Казахтелеком» №3 от 03 февраля 2004г.:

1. О предоставлении неделимой безотзывной корпоративной гарантии ОАО «Казахтелком» за АОЗТ «Алтел» на сумму до 16 (Шестнадцати) миллионов долларов США в пользу третьих лиц на срок до 7 (Семи) лет по проекту поставки и развертывания сети стандарта CDMA.
2. Об оказании АОЗТ «Алтел» временной финансовой помощи в размере до 900 (Девятьсот) миллионов тенге на условиях обеспеченности и возвратности в срок до 3.5 (Трех с половиной) лет с момента ее оказания.
3. О заключении договоров залога в обеспечение исполнения обязательств АОЗТ «Алтел» по предоставляемой корпоративной гарантии ОАО «Казахтелеком» и временной финансовой помощи до полного их исполнения.
4. О предоставлении полномочий Президенту ОАО "Казахтелеком" Бектасову А.А. на подписание всех необходимых документов по предоставлению корпоративной гарантии ОАО «Казахтелеком», оказанию временной финансовой помощи и заключению договоров залога в обеспечение исполнения обязательств АОЗТ «Алтел».

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**

(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров ОАО «Казахтелеком» по результатам голосования вопроса №1 Повестки дня Общего собрания акционеров от 12 марта 2004 г)*.

При подведении итогов голосования открытым способом по первому вопросу «Об утверждении Устава Общества в новой редакции» голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;

- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется квалифицированное большинство голосов, составляющее ¾ от общего количества голосующих акций Общества.

Общее количество выпущенных голосующих акций 10 922 876 шт., из них на Общем собрании акционеров голосовали 9 753 715 шт., что составляет 89,29%.

Таким образом, по результатам голосования **РЕШЕНИЕ ПРИНЯТО квалифицированным большинством голосов от общего количества голосующих акций Общества**

Председатель Оразалинов Д.С. :

Таким образом, в соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров ОАО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Утвердить Устав Общества в новой редакции на государственном и русском языках, согласно приложению к настоящему решению внеочередного Общего собрания акционеров Общества.
2. Уполномочить Президента Общества Бектасова Абена Агыбаевича на подписание от имени акционеров (учредителей) новой редакции Устава на государственном и русском языках.
3. Поручить Президенту Общества Бектасову Абену Агыбаевичу обеспечить государственную регистрацию новой редакции Устава Общества в органах юстиции Республики Казахстан с правом передоверия своих полномочий другим лицам.

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по второму вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания счетной комиссии внеочередного Общего собрания акционеров ОАО «Казахтелеком» по результатам голосования по вопросу № 2 Повестки дня общего собрания акционеров от 12 марта 2004 г.*

При подведении итогов голосования открытым способом по второму вопросу «Об изменении фирменного наименования и перерегистрации Общества» голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО.**

Председатель Оразалинов Д.С. :

Таким образом, руководствуясь требованиями Закона Республики Казахстан «Об акционерных обществах» и статьей 42 Гражданского кодекса Республики Казахстан внеочередное Общее собрание акционеров ОАО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Изменить фирменное наименование Общества, указанное в свидетельстве о государственной перерегистрации юридического лица № 6924-1901-АО от 24 июня 1999г., выданное Управлением юстиции г. Астана с «Открытого акционерного общества «Казахтелеком» на «Акционерное общество «Казахтелеком».

2. Уполномочить Президента Общества Бектасова Абена Агыбаевича на проведение перерегистрации Общества в органах юстиции Республики Казахстан, а также совершение иных необходимых действий, связанных с перерегистрацией, с правом передоверия своих полномочий другим лицам.

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по третьему вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания счетной комиссии внеочередного Общего собрания акционеров ОАО «Казахтелеком» по результатам голосования по вопросу № 3 Повестки дня общего собрания акционеров от 12 марта 2004 г.*

При подведении итогов голосования открытым способом по третьему вопросу «Об утверждении Положения о Совете директоров Общества в новой редакции» голоса распределились следующим образом:

- **«ЗА»** подано 6 068 265 голосов, что составляет 62, 215 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 3 685 450 голосов, что составляет 37,785 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ПРОСТЫМ БОЛЬШИНСТВОМ ГОЛОСОВ.**

Председатель Оразалинов Д.С. :

Таким образом, руководствуясь статьей 36 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров ОАО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Утвердить Положение о Совете директоров АО «Казахтелеком» в новой редакции согласно приложению к настоящему решению Общего собрания акционеров Общества.

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по четвертому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания счетной комиссии внеочередного Общего собрания акционеров ОАО «Казахтелеком» по результатам голосования по вопросу № 4 Повестки дня общего собрания акционеров от 12 марта 2004 г.*

При подведении итогов голосования открытым способом по четвертому вопросу «Об условиях досрочного отказа ОАО «Казахтелеком» от эксклюзивных прав в сфере междугородной и международной связи» голоса распределились следующим образом:

- **«ЗА»** подано 3 685 450 голосов, что составляет 37, 785 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.
- **«НЕ ГОЛОСОВАЛИ»** 6 068 265 голосов, что составляет 62,215 % от общего числа присутствующих голосов

Решение принимается в соответствии со статьей 73 Закона Республики Казахстан «Об акционерных обществах» без голосования по данному вопросу представителей

государственного органа, уполномоченного на владение и пользование госпакетом акций ОАО «Казахтелеком».

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО БОЛЬШИНСТВОМ при голосовании по процедуре, предусмотренной статьей 73 Закона Республики Казахстан «Об акционерных обществах».**

Председатель Оразалинов Д.С.:
Таким образом, внеочередное Общее собрание акционеров ОАО «Казахтелеком» **РЕШИЛО:**

1. Согласиться с досрочной отменой эксклюзивных прав ОАО «Казахтелеком» по предоставлению услуг междугородной и международной связи при обязательном выполнении следующих условий, предшествующих отмене эксклюзивных прав Общества:

- полное выполнение всех условий и мероприятий, предусмотренных Программой развития отрасли телекоммуникаций Республики Казахстан на 2003-2005 годы, утвержденной постановлением Правительства Республики Казахстан от 18 февраля 2003г. № 168;
- согласование между крупными акционерами Общества порядка прекращения и/или изменения имеющихся взаимных обязательств, предусмотренных заключенным между ними Соглашением;
- предоставление ОАО «Казахтелеком» права понижения тарифов на услуги международной и междугородной связи в соответствии с рыночной ситуацией на этих сегментах услуг в связи с отменой эксклюзивных прав на оказание этих услуг, открытием рынков соответствующих услуг и развитием на них конкуренции;
- освобождения ОАО «Казахтелеком» от внесения платежей в государственный бюджет и/или иной фонд, необходимых для покрытия убытков от оказания услуг в сельской местности;
- обеспечение конкретных мер государственной поддержки ОАО «Казахтелеком», приемлемых для всех акционеров Общества.

2. Предоставить Правлению ОАО «Казахтелеком» право самостоятельно осуществлять действия по защите интересов Общества, при решении всех вопросов, связанных с проведением процедуры досрочной отмены эксклюзивных прав.

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по пятому вопросу Повестки дня предоставляется Председателю Счетной комиссии

Председатель Счетной комиссии **Бектелсуов Д.А.:**
(*Протокол заседания счетной комиссии внеочередного Общего собрания акционеров ОАО «Казахтелеком» по результатам голосования по вопросу № 5 Повестки дня общего собрания акционеров от 12 марта 2004 г.*

При подведении итогов голосования открытым способом по пятому вопросу «Об утверждении Решения Совета директоров ОАО «Казахтелеком» № 19 от 24.12.2003 г. о выплате оставшейся части дивидендов на простые акции по итогам 2002 года согласно аудированной отчетности по КСБУ» голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО.**

Председатель Оразалинов Д.С. :

Таким образом, в соответствии с решением Годового Общего собрания акционеров Общества от 16.05.2003г. (Протокол №16) внеочередное Общее собрание акционеров ОАО «Казахтелеком» **РЕШИЛО:**

1. Утвердить Решение Совета директоров ОАО «Казахтелеком» №19 от 24.12.2003г. о выплате оставшейся части дивидендов на простые акции по итогам 2002 года согласно аудированной отчетности по КСБУ».

2. Правлению ОАО «Казахтелеком» обеспечить заключение в недельный срок договора с Агентством Республики Казахстан по информатизации и связи, касательно оставшейся части дивидендов по простым акциям по итогам 2002 года, во исполнение Годового Общего собрания акционеров Общества от 16.05.2003г. (Протокол №16) и Решения Совета директоров ОАО «Казахтелеком» №19 от 24.12.2003г.

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по шестому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания счетной комиссии внеочередного Общего собрания акционеров ОАО «Казахтелеком» по результатам голосования по вопросу № 6 Повестки дня общего собрания акционеров от 12 марта 2004 г.*

При подведении итогов голосования открытым способом по шестому вопросу «Об установлении условий и размера выплаты вознаграждений и компенсации расходов членов Совета директоров ОАО «Казахтелеком», связанных с исполнением ими своих функций и обязанностей» голоса распределились следующим образом:

- **«ЗА»** подано 3 685 450 голосов, что составляет 37, 785 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 6 068 265 голосов, что составляет 62, 215 % от общего числа присутствующих голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется простое большинство голосов.

По результатам голосования **РЕШЕНИЕ НЕ ПРИНЯТО.**

Председатель Оразалинов Д.С. :

Таким образом, внеочередным Общим собранием акционеров ОАО «Казахтелеком» **РЕШЕНИЕ НЕ ПРИНЯТО.**

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по седьмому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания счетной комиссии внеочередного Общего собрания акционеров ОАО «Казахтелеком» по результатам голосования по вопросу № 7 Повестки дня общего собрания акционеров от 12 марта 2004 г.*

При подведении итогов голосования открытым способом по седьмому вопросу «Об утверждении Общим собранием акционеров Общества сделок, в совершении которых имеется заинтересованность: Об утверждении сделок с АОЗТ «Алтел», голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 100 % от общего числа присутствующих голосов;

- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО.**

Председатель Оразалинов Д.С.:

Таким образом, в соответствии с подпунктом 11 пункта 1 статьи 36 Закона Республики Казахстан "Об акционерных обществах" внеочередное Общее собрание акционеров ОАО «Казахтелеком» **РЕШИЛО:**

Утвердить Решение Совета директоров ОАО «Казахтелеком» №3 от 03 февраля 2004г.:

1. О предоставлении неделимой безотзывной корпоративной гарантии ОАО «Казахтелком» за АОЗТ «Алтел» на сумму до 16 (Шестнадцати) миллионов долларов США в пользу третьих лиц на срок до 7 (Семи) лет по проекту поставки и развертывания сети стандарта CDMA.
2. Об оказании АОЗТ «Алтел» временной финансовой помощи в размере до 900 (Девятьсот) миллионов тенге на условиях обеспеченности и возвратности в срок до 3.5 (Трех с половиной) лет с момента ее оказания.
3. О заключении договоров залога в обеспечение исполнения обязательств АОЗТ «Алтел» по предоставляемой корпоративной гарантии ОАО «Казахтелеком» и временной финансовой помощи до полного их исполнения.
4. О предоставлении полномочий Президенту ОАО "Казахтелеком" Бектасову А.А. на подписание всех необходимых документов по предоставлению корпоративной гарантии ОАО «Казахтелеком», оказанию временной финансовой помощи и заключению договоров залога в обеспечение исполнения обязательств АОЗТ «Алтел».

Председатель Оразалинов Д.С.: Все вопросы, включенные в Повестку дня внеочередного Общего собрания акционеров, обсуждены. Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом собрание акционеров ОАО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**Д. Оразалинов** (особое мнение прилагается)
Секретарь Общего собрания	**Д. Мухамсткалиев**
Председатель Счетной комиссии	**Д. Бектелеуов**
Члены Счетной комиссии	**Ж. Бельгибаева**
	Д. Бокаев
	А. Муканова

Представители Акционера, владеющего 5 и более % голосующих акций — **Кингушанов Е.В.**

PROTOCOL №19

The minutes of the JSC Kazakhtelecom's annual General meeting of shareholders

Date, place and time of holding the meeting: April 23, 2004, 15:00, Astana, 31 Abai avenue, the JSC Kazakhtelecom's congress hall.

Mr. K.I. Nurov, Vice-president – Chief Financial Officer of the JSC Kazakhtelecom, opens the meeting.

Dear shareholders and participants of the meeting,

Following the decision № 6 of the JSC Kazakhtelecom's Board of Directors as of March 3, 2004 the JSC Kazakhtelecom's annual General meeting of shareholders is scheduled to take place today, April 23, 2004 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General meeting of shareholders is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the extraordinary General meeting of shareholders, as per the protocol of the Accounting Commission of the General meeting of shareholders as of April 23, 2004, the status for 14:00, have accumulated in aggregate as many as 9 764 666 votes, which makes up 89,4 % of the total number of the Company's voting shares.

Thus, the quorum that is required to hold the meeting has been achieved. Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**
This annual General meeting of shareholders is convened pursuant to the Law of the Republic of Kazakhstan "On joint-stock companies" as of May 13, 2003 and the JSC Kazakhtelecom's Charter.

The General meeting is attended by the Company's shareholders and by those who have been invited to this meeting.

We have to, pursuant to item 4 of article 48 of the Law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's annual General meeting of shareholders has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr. Bekteleuov D.A.,** acting as chief of planning and investments monitoring division under project finance department of the JSC Kazakhtelecom.

Mr. Bekteleuov D.A..: *On procedural issues the vote will be cast by raising a hand. On all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Mr. Nurov K.I.: To hold the meeting we need to elect Chairman, Accounting Commission and Secretariat of the meeting, the head of which will be carrying out his duties as a secretary of the meeting.

The proposal has come in to elect:

a) Mr. **Seitimbekov Ardak Askarovich,** director of state policy department in the field of communication of the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) Secretariat in the following composition: Mr. **Zhazykbayev Erlan Alibekovich**, Deputy Director of the Project Finance Department as

Secretary of the meeting; Mrs. **Seilova Kulyash Serikovna**, manager of the External Relations Service; Mrs. **Tsapordei Ludmila Ivanovna** – manager of legal department. Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Bekteleuov Darkhan Ablkanovich,** acting as planning and investments monitoring division under Project Finance Department, as Chairman of the Accounting Commission; Mr. Madiev Khasen Karimovich, manager of project finance department: Mrs. **Belgibayeva Zhanna Dusenovna**, 2-category specialist of the External Relations Service; Mr. **Bokaev Dastan Muratovich**, representative of the independent registrar of "Reestr service (Реестр сервис)" Ltd.;

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the Law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's annual General meeting of shareholders has DECIDED**:

1. To elect Mr. Seitimbekov A.A., director of department of the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the Meeting.

2. To elect Secretariat of the annual General meeting of shareholders in the following composition: Mr. Zhazykbayev Erlan Alibekovich, as Secretary of the meeting, Mrs. Seilova Kulyash Serikovna, Mrs. Tsapordei Ludmila Ivanovna
3. To elect Accounting Commission of the General meeting of shareholders in the following composition: Mr. Bekteleuov Darkhan Ablkanovich as Chairman of the Accounting Commission; Mr. Madiev Khasen Karimovich, Mrs. Belgibayeva Zhanna Dusenovna, Mr. Bokaev Dastan Muratovich.

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Seitimbekov A.A., the Chairman of the meeting,** is taking the chair of the annual General meeting of shareholders.

Chairman Seitimbekov A.A.: Before we proceed to discussing the issues we've got to approve the Agenda of the JSC Kazakhtelecom's annual General meeting of shareholders. The Agenda of the meeting has been published in the appropriate manner in the official print media ("Kazakhstanskaya Pravda" # 45, as of March 6, 2004 and "Eguemen Kazakhstan"# 53-54, as of March 6) and is made up of the following items:

1. On adoption of audited annual financial statement of JSC Kazakhtelecom for 2003.
2. On distribution of the net yield for 2003, and adoption of the amount of the dividend on ordinary shares for 2003.

Is there any other proposal on the agenda? Please, vote for the proposed agenda by raising your hand.

The decision is unanimous.

Thus **the JSC Kazakhtelecom's annual General meeting of shareholders** has decided to approve the Agenda of the meeting.

We now proceed to discuss the issues of the agenda.

Chairman Seitimbekov A.A...: Dear shareholders, the floor on the first item is given to Mr. Nurov K.I., Vice-president of the Company.

Speech of Mr. Nurov K.I.:

Financial statement for 2003 has been audited by Deloitte&Touch auditing company. On the results of the year Deloitte&Touch has made final resolution on accuracy of the JSC Kazakhtelecom's financial statement.
Pursuant to item 2 of article 42 of the Company's Charter financial statement was approved by the Board of Directors (the minutes of the JSC Kazakhtelecom's Board of Directors # 11 as of March 23, 2004) in prior manner for submission to approval by the General meeting of shareholders.
Following the above the following resolution is proposed:

Pursuant to article 76 of the Law of the Republic of Kazakhstan "On joint-stock companies" the annual General meeting of shareholders **HAS DECIDED:**

To adopt the audited annual financial statement of the JSC Kazakhtelecom for 2003.

Chairman Seitimbekov A.A.: Are there any questions to the speaker? No questions.

Chairman Seitimbekov A.A.: **R**egarding the first item of the agenda "On approval of the audited annual financial statement of the JSC Kazakhtelecom for 2003" the following draft resolution is now put to the vote:

Pursuant to article 76 the Law of the Republic of Kazakhstan "On joint stock companies" the annual General meeting of shareholders of the JSC Kazakhtelecom **HAS DECIDED**:

To adopt the audited annual financial statement of the JSC Kazakhtelecom for 2003.

If there is no objection, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the Accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Seitimbekov A.A.: Now we proceed to the second item of the Agenda "On distribution of the net yield for 2003, and adoption of the amount of the dividend on ordinary shares for 2003".

Speech of Mr. Nurov K..I.: According to audited financial statement made pursuant to kazakhstani standards the net yield of the JSC Kazakhtelecom has made KZT 17,827,279 thousand for 2003. However, it is worth mentioning that the net yield is not cash asset, it is source of financing of the Company's assets increment.

Pursuant to the Decision of the Government of the Republic of Kazakhstan # 404 "On dividends accrued on state block of shares and on yield on state share of interest in other organizations' equity participation" as of April 25, 2003 the JSC Kazakhtelecom accrues dividends on shares, including on state block of shares, pursuant to "**medium-term development plans subject for approval by the Government of the Republic of Kazakhstan".** Rate of dividends on

ordinary shares is 20% of the net yield to be distributed according to Plan for development of the JSC Kazakhtelecom for 2003-2005 approved by Decision of the Government of the Republic of Kazakhstan # 329 as of April 7, 2003.

Three options of drafts of resolution are proposed for discussion on this item.

First option – prior submitted to and approved by the Agency on informatization and communication (AIC).
Second option – pursuant to the letter of Central Asian Investment as of April 20, 2004, submitted to AIC and State Property Committee.
Third option – draft of resolution based upon the proposal of Sate Property Committee (ref.: № КГИП-4-1/2092 as of April 23, 2004).
Mr. Zhumagulov B.K., Mr. Seitimbekov A.A. and Mr. Nurov K.I. have made speech.

Chairman Seitimbekov A.A.: Pursuant to item 6 of article 48 of the Law of the Republic of Kazakhstan "On joint-stock companies" I propose to make a break and to postpone discussion of item 2 of the agenda of the meeting to tomorrow, April 24, 11:00.

Thus pursuant to item 6 of article 48 of the Law of the Republic of Kazakhstan "On joint-stock companies" a break has been made due to the postpone of discussion of item 2 "On distribution of the net yield for 2003, and adoption of the amount of the dividend on ordinary shares for 2003" to April 24, 2004, 11:00.

April 24, 2004.
11:00
Chairman Seitimbekov A.A.: The meeting is continued.

Dear Sirs, two drafts of resolution of the annual general meeting of shareholders are proposed to be put to the vote on this item.

First option.
Pursuant to the Company's strategy on dividends, based upon the Development Plan for the JSC Kazakhetelecom for 2003 – 2005 adopted and approved by the Government of the Republic of Kazakhstan (ruling №329 as of April 7, 2003), and the ruling №404 as of 24.04.2003 adopted by the Government of the Republic of Kazakhstan "On dividends accrued on state block of shares and on yield on state share of interest in other

organizations' equity participation", given the Company's cash reserves and budget for capital investment available for 2004,

Pursuant to the article 23 of the Law of the Republic of Kazakhstan "On Joint Stock Companies", the annual General Shareholders Meeting of JSC Kazakhtelecom made the resolution:

1. to adopt the net yield for 2003 due to be distributed between shareholders in the amount of KZT 17,706,320,800, which is the net yield for 2003 as per the audited financial statement based upon the Kazakhstani Accountancy System less the dividends accrued on preferred shares for 2003.
2. To pay out dividends accrued on ordinary shares for 2003:
    1) the total amount of dividends being KZT 3,276,862,800, which make up KZT300 per ordinary share or 30.00% of the face value of an ordinary share, and the payout ration, including that on preferred shares for 2003 to the net yield for 2003 being 19%.
    2) to determine, until June 23, 2004 upon the shareholder's request, in cash consideration, the date, order and form of payment of dividends for 2003 on the whole block of the JSC Kazakhtelecom's ordinary shares in the volume of 10,922,876 shares;
3. to set May 23, 2004 as the date of registration of those shareholders who are entitled to the dividends on ordinary shares for 2003.
4. To use the remaining net yield as the reserve capital security and for implementation of the Company's investment plans.
5. To assign the Company's Managing Board to submit to the Company's Board of Directors the amendments necessary to introduce to the Company's budgets without any external loans being involved.

Second option.

Pursuant to the Company's dividend policy, based upon the Development Plan for the JSC Kazakhetelecom for 2003 – 2005 adopted and approved by the Government of the Republic of Kazakhstan (ruling №329 as of April 7, 2003), and ruling №404 as of 24.04.2003 adopted by the Government of the Republic of Kazakhstan "On dividends accrued on state block of shares and on yield on state share of interest in other organizations' equity participation", given the Company's cash reserves and budget for capital investment available for 2004,

the annual General Shareholders Meeting of JSC Kazakhtelecom made the resolution:

1. to adopt the value of dividend payments for 2003, pursuant to the audited financial statement made in accordance with the Kazakhstani Accountancy System, in the amount of KZT3,565,446,800 (three billion five hundred sixty five million four hundred forty six thousand eight hundred), which is 20% of the net yield, pursuant to the audited financial statement made in accordance with the kazakhstani standards, for 2003 in the amount of KZT17,827,279,000.
2. On ordinary shares being in circulation in the volume of 10,922,876 units (shares):

1) to adopt the total value of the dividends on the ordinary voting shares for 2003 in the amount of KZT3,438,530,009.69, which makes up KZT314.80 per one ordinary share (31,5% of its face value).
2) to set May 23, 2004 as the date of registration of those shareholders who are entitled to the dividends on ordinary shares for 2003.
3) to set June 23, 2004 as the date of payment of the dividends on ordinary shares.
4) To set the order and form of payment to be as "on the shareholder's request".

3. On the preferred shares being in circulation in the total volume of 403,194 units (shares):

1) to adopt the total value of the dividends on the preferred shares for 2003 in the amount of KZT126,925,790.31, which makes up KZT314.80 per one preferred share (31,5% of its face value).

2) To pay out supplementary dividends on preferred shares for 2003 in cash consideration, taking into account the secured dividends that have been paid out earlier (KZT120,958,200), until May 31, 2004.

3) to set May 3, 2004 as the date of registration of those shareholders who are entitled to the supplementary dividends on preferred shares for 2003.

4. To allocate, out of the remaining net yield, supplementary KZT500 mln for development of rural communications.
5. To use the remaining net yield to secure the reserve capital and for implementation of the Company's investment plans.

6. To assign the Company's Managing Board to introduce necessary amendments to the Company's budgets to be adopted at the Board of Directors' meeting in the appropriate manner.

If there is no any objections, please do make necessary corrections in the voting bulletins and hand them over to the Accounting Commission.

Shareholders and their authorized representatives made the appropriate corrections in the bulletins and members of the Accounting Commission collected the bulletins.

A 5-minute break is announced.

Chairman Mr Seitimbekov A.A.: to announce the voting results on the first item of the agenda the floor is given to the Chairman of the Accounting Commission.

The Chairman of the Accounting Commission Mr. Bekteuleuov D.A.: (The Minutes of the Meeting of the Accounting Commission of the JSC Kazakhtelecom's Annual General Shareholders Meeting on the results of voting on item №1 of the Agenda of the General Shareholders Meeting as of April 23, 2004).

When summarizing the results of the open voting on the first item "On adoption of the audited annual financial statement of JSC Kazakhtelecom for 2003" the votes have been cast in the following way:

- the "For" votes - 9 764 666 votes have been cast, which makes up 100% out of the total number of the participated votes;
- the "Against" votes – none has been cast, which makes up 0% of the total number of participated votes;
- the "Abstained - none has been cast, which makes up 0% of the total number of participated votes;

To adopt the resolution on this item the majority voting is required. As a result of voting the resolution on this item **has been passed unanimously.**

Chairman Mr. Seitimbekov A.A.:

Thus, pursuant to the requirement of the Article 7.6 of the Law of the Republic of Kazakhstan " On Joint Stock Companies", the Company's Annual Shareholders Meeting made the resolution:

- to adopt the audited annual financial statement of the JSC Kazakhtelecom for 2003.

Chairman Mr. Seitimbekov A.A.: to announce the voting results on the first item of the agenda the floor is given to the Chairman of the Accounting Commission.

Chairman of the Accounting Commission Mr Bekteuleuov D.A.: (The Minutes of the Meeting of the Accounting Commission of the JSC Kazakhtelecom's Annual General Shareholders Meeting on the results of voting on item №2 of the Agenda of the General Shareholders Meeting as of April 23, 2004).

When summarizing the results of the open voting on the first option of the second item "On distribution of the net yield for 2003, and adoption of the amount of the dividend on ordinary shares for 2003" the votes have been cast as follows:

- the "For" votes - 3 696 401 votes have been cast, which makes up 37,85% out of the total number of the participated votes;
- the "Against" votes – 6 068 265 have been cast, which makes up 62,15% of the total number of participated votes;
- the "Abstained" - none has been cast, which makes up 0% of the total number of participated votes;

To adopt the resolution on this item the majority voting is required. As a result of voting the resolution on this item **has not been passed.**

Chairman Mr Seitimbekov A.A.: to announce the voting results on the second item of the agenda the floor is given to the Chairman of the Accounting Commission.

Chairman of the Accounting Commission Mr Bekteuleuov D.A.: (The Minutes of the Meeting of the Accounting Commission of the JSC Kazakhtelecom's Annual General Shareholders Meeting on the results of voting on the second option of the item №2 of the Agenda of the General Shareholders Meeting as of April 24, 2004).

When summarizing the results of the open voting on the second option of the second item "On distribution of the net yield for 2003, and adoption of the amount of the dividend on ordinary shares for 2003" the votes have been cast as follows:

- the "For" votes - 6 068 265 votes have been cast, which makes up 62,15% out of the total number of the participated votes;
- the "Against" votes –3 696 401 have been cast, which makes up 37,85% of the total number of participated votes;
- the "Abstained" - none has been cast, which makes up 0% of the total number of participated votes;

To adopt the resolution on this item the majority voting is required.
As a result of voting the resolution on this item **has been passed.**

Chairman Mr. Seitimbekov A.A.:
Pursuant to the Company's dividend policy, based upon the Development Plan for the JSC Kazakhetelecom for 2003 – 2005 adopted and approved by the Government of the Republic of Kazakhstan (ruling №329 as of April 7, 2003), and ruling №404 as of 24.04.2003 adopted by the Government of the Republic of Kazakhstan "On dividends accrued on state block of shares and on yield on state share of interest in other organizations' equity participation", given the Company's cash reserves and budget for capital investment available for 2004,

the annual General Shareholders Meeting of JSC Kazakhtelecom made the resolution:

1. to adopt the value of dividend payments for 2003, pursuant to the audited financial statement made in accordance with the Kazakhstani Accountancy System, in the amount of KZT3,565,446,800 (three billion five hundred sixty five million four hundred forty six thousand eight hundred), which is 20% of the net yield, pursuant to the audited financial statement made in accordance with the kazakhstani standards, for 2003 in the amount of KZT17,827,279,000.
2. On ordinary shares being in circulation in the volume of 10,922,876 units (shares):

   a) to adopt the total value of the dividends on the ordinary voting shares for 2003 in the amount of KZT3,438,530,009.69, which makes up KZT314.80 per one ordinary share (31,5% of its face value).
   b) to set May 23, 2004 as the date of registration of those shareholders who are entitled to the dividends on ordinary shares for 2003.

c) to set June 23, 2004 as the date of payment of the dividends on ordinary shares.
d) To set the order and form of payment to be as "on the shareholder's request".

3. On the preferred shares being in circulation in the total volume of 403,194 units (shares):

1) to adopt the total value of the dividends on the preferred shares for 2003 in the amount of KZT126,925,790.31, which makes up KZT314.80 per one preferred share (31,5% of its face value).

2) To pay out supplementary dividends on preferred shares for 2003 in cash consideration, taking into account the secured dividends that have been paid out earlier (KZT120,958,200), until May 31, 2004.

3) to set May 3, 2004 as the date of registration of those shareholders who are entitled to the supplementary dividends on preferred shares for 2003.

4. To allocate, out of the remaining net yield, supplementary KZT500 mln for development of rural communications.

5. To use the remaining net yield to secure the reserve capital and for implementation of the Company's investment plans.

6.To assign the Company's Managing Board to introduce necessary amendments to the Company's budgets to be adopted at the Board of Directors' meeting in the appropriate manner.

Chairman Seitimbekov A.A.: All the questions included in the Agenda of the annual General meeting of shareholders have been discussed. Are there any remarks or proposals as to the way in which the meeting has been conducted? If not, let me announce the closure of the meeting. Thank you for participation. Good bye!

A. Seitimbekov
Chairman of the General meeting

E. Zhazykbayev
Secretary of the General meeting

D. Bekteleuov
Chairman of the Accounting Commission

Zh. Belgibayeva

Kh. Madiev
D. Bokayev
Members of the Accounting Commission

B. Zhumagulov
Representative of the Shareholder holding 5 and more % of voting shares

ПРОТОКОЛ №19

годового Общего собрания акционеров
Акционерного общества «Казахтелеком»

Дата, место и время проведения: 23 апреля 2004г., 15.00 часов, г. Астана, пр. Абая, 61, зал заседаний АО «Казахтелеком»

Собрание открывает Нуров К.И.– Вице-президент-Главный финансовый директор АО «Казахтелеком»:

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 3 марта 2004 г. № 6 сегодня, 23 апреля 2004 г., на 15.00 часов назначено годовое Общее собрание АО «Казахтелеком».

В соответствии со статьей 45 Закона Республики Казахстан «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решение, если на момент окончания регистрации участников собрания для участия в нем зарегистрированы акционеры или их представители, включенные в список акционеров Общества, владеющие в совокупности 50 и более процентами голосующих акций АО «Казахтелеком».

На годовом Общем собрании, в соответствии с Протоколом заседания Счетной комиссии Общего собрания акционеров АО «Казахтелеком» по наличию кворума от 23 апреля 2004 года, по состоянию на 14.00 часов, зарегистрировались акционеры и их полномочные представители, обладающие в совокупности 9 764 666 голосами, что составляет 89,4 % от общего количества голосующих акций Общества.

Таким образом, кворум, необходимый для проведения Общего собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

Настоящее годовое Общее собрание созвано согласно Закону Республики Казахстан от 13 мая 2003 года «Об акционерных обществах» и Уставу АО "Казахтелеком".

В работе Собрания принимают участие акционеры и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать (поднятием руки)?

Проголосовали единогласно.

Таким образом, годовое Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставлено **Бектелеуову Д.А.** - И.о. начальника отдела планирования и мониторинга инвестиций Департамента проектного финансирования АО "Казахтелеком".

Бектелеуов Д.А. : *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Нуров К.И.: Для проведения собрания необходимо избрать Председателя и Секретариат

собрания, руководитель которого будет выполнять функции Секретаря собрания, а также Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания **Сейтимбекова Ардака Аскаровича-** Директора Департамента государственной политики в области связи Агентства Республики Казахстан по информатизации и связи.

Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру (поднятием руки).

Проголосовали единогласно.

б) Секретариат в следующем составе: **Жазыкбаев Ерлан Алибекович** – Заместитель Директора Департамента проектного финансирования - Секретарь собрания; **Сеилова Куляш Сериковна-** менеджер Службы внешних связей; **Цапордей Людмила Ивановна -** Менеджер Юридического департамента. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Бектелеуов Дархан Аблканович -** И.о. начальника отдела планирования и мониторинга инвестиций Департамента проектного финансирования - Председатель Счетной комиссии; **Мадиев Хасен Каримович**-менеджер Департамента проектного финансирования; **Бельгибаева Жанна Дусеновна** – Специалист 2-й категории Службы внешних связей; **Бокаев Дастан Муратович** -Представитель независимого регистратора Общества ТОО «Реестр-сервис». Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **годовое Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Собрания Сейтимбекова А.А. –Директор департамента Агентства Республики Казахстан по информатизации и связи.
2. Избрать Секретариат годового Общего собрания в составе: Жазыкбаев Ерлан Алибекович - Секретарь собрания; Сеилова Куляш Сериковна; Цапордей Людмила Ивановна.
3. Избрать Счетную комиссию Общего собрания в составе: Бектелеуов Дархан Аблканович - Председатель Счетной комиссии; Мадиев Хасен Каримович; Бельгибаева Жанна Дусеновна; Бокаев Дастан Муратович.

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение годового Общего собрания осуществляет **Председатель собрания – Сейтимбеков А.А.:**

Председатель Сейтимбеков А.А.:: Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня годового Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях Общества («Казахстанская правда» от 6 марта 2004 года № 45 и «Егемен Казахстан» от 6 марта № 53-54) и состоит из следующих вопросов:

1. «Об утверждении аудированной годовой финансовой отчетности АО «Казахтелеком» за 2003 год;
2. «О распределении чистого дохода по итогам 2003 года, утверждении размера и



выплате дивидендов по простым акциям за 2003г».

Какие будут предложения по Повестке дня ?
Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.
Проголосовали единогласно.
Решение принято.

Таким образом, **годовое Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению вопросов по Повестке дня.

Председатель Сейтимбеков А.А.: Уважаемые акционеры, слово для доклада по первому вопросу повестки дня предоставляется Вице-президенту Общества Нурову К.И.

Выступление Нурова К.И.:

Аудит финансовой отчетности 2003 г. был проведен аудиторской компанией Deloitte & Touche. По результатам аудита Deloitte & Touche вынес безоговорочное заключение о достоверности финансовой отчетности АО «Казахтелеком».
В соответствии с п.2 статьи 42 Устава Общества финансовая отчетность была утверждена Советом директоров (Протокол заседания Совета директоров АО «Казахтелеком» №11 от 23 марта 2004 г.) в предварительном порядке для представления на утверждение Общего собрания акционеров.

Руководствуясь вышеизложенным предполагается принять следующее решение:

В соответствии с требованиями статьи 76 Закона Республики Казахстан «Об акционерных обществах», **годовое Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**
Утвердить аудированную годовую финансовую отчетность АО «Казахтелеком» за 2003 год.

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику ?
Вопросов нет

Председатель Сейтимбеков А.А.: Итак, по первому вопросу «Об утверждении аудированной годовой финансовой отчетности АО «Казахтелеком» за 2003 год ставится на голосование следующий проект решения:

В соответствии с требованиями статьи 76 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО «Казахтелеком » РЕШИЛО:
Утвердить аудированную годовую финансовую отчетность АО «Казахтелеком» за 2003 год.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.



Председатель Сейтимбеков А.А.: Переходим к обсуждению второго вопроса Повестки дня собрания «О распределении чистого дохода по итогам 2003 года, утверждении размера и выплате дивидендов по простым акциям за 2003г».

Выступление Нурова К.И:
По данным аудированной финансовой отчетности по казахстанским стандартам по итогам 2003 года чистый доход АО «Казахтелеком» составил 17,827,279 тыс. тенге. Тем не менее, необходимо отметить, что чистый доход является показателем не денежных средств, а источником финансирования прироста активов Общества.
Согласно Постановлению Правительства Республики Казахстан от 25 апреля 2003 года № 404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», АО «Казахтелеком» осуществляет начисление дивидендов на акции, в том числе и на государственный пакет акций, в соответствии со «**среднесрочными планами развития, утверждаемыми Правительством Республики Казахстан**». Планом развития АО «Казахтелеком» на 2003-2005 годы, утвержденным Постановлением Правительства Республики Казахстан от 7 апреля 2003 года № 329, уровень дивидендов на простые акции предусмотрен в размере **до 20% от чистого дохода**, подлежащего распределению.
В настоящее время предполагается обсудить три варианта проекта решения по данному вопросу.
Первый вариант- направленный ранее в АИС и согласованный ими.
Второй вариант- согласно письма Central Asian Investment от 20.04.2004 г., направленный в АИС и Комитет гос.имущества
Третий вариант-проект решения сделанный на основе предложения Комитета гос.имущества (исх. №КГИП-4-1/2092 от 23.04.2004 года).

Выступили Жумагулов Б.К., Сейтимбеков А.А., Нуров К.И.

Председатель Сейтимбеков А.А.: В соответствии с п.6 ст.48 Закона Республики Казахстан «Об акционерных обществах», предлагаю объявить перерыв в работе и перенести рассмотрение вопроса №2 повестки дня собрания на завтра на 24 апреля т.г. на 11.00.

Таким образом, в соответствии с п.6 ст.48 Закона Республики Казахстан «Об акционерных обществах» в работе годового общего собрания акционеров АО "Казахтелеком" был сделан перерыв, в связи с переносом рассмотрения вопроса №2 «О распределении чистого дохода по итогам 2003 года, утверждении размера и выплате дивидендов по простым акциям за 2003г» на 24.04.04 на 11.00.

24.04.04
11 часов 00 минут
Председатель Сейтимбеков А.А.: Собрание продолжает свою работу.
Уважаемые господа, по данному вопросу предполагается вынести на голосование два проекта решения годового общего собрания акционеров.
Первый вариант.



В соответствии с дивидендной политикой Общества, по утвержденному Постановлением Правительства Республики Казахстан от 7 апреля 2003 года № 329 Плану развития АО «Казахтелеком» на 2003-2005 годы и Постановлению Правительства Республики Казахстан от 24.04.2003г. №404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», учитывая кассовые возможности и Бюджет капитальных вложений Общества на 2004 год.

В соответствии со статьей 23 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО "Казахтелеком" РЕШИЛО:

1. Утвердить сумму чистого дохода за 2003, подлежащую распределению, в размере **17,706,320,800** тенге, что является чистым доходом за 2003 год по аудированной финансовой отчетности по КСБУ за вычетом начисленных дивидендов по привилегированным акциям за 2003 год.

2. Выплатить дивиденды по простым акциям по итогам 2003г.:

1) размер дивидендов в сумме **3,276,862,800 тенге**, что составляет **300 тенге** на одну простую акцию или **30.00%** от номинальной стоимости простой акции. При этом коэффициент всех дивидендных выплат, в т.ч. по привилегированным акциям, по итогам 2003 года к чистой прибыли по итогам 2003 года составит **19%**.

2) определить дату, порядок и форму выплаты дивидендов по итогам 2003 года по всему пакету простых акций АО «Казахтелеком» в количестве 10,922,876 штук **в срок до 23 июня 2004 года, по заявлению акционера, в денежной форме**;

3. Дата регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2003 года – **23 мая 2004 года**.

4. Оставшийся чистый доход использовать для обеспечения резервного капитала и для реализации инвестиционных планов Общества.

5. Правлению АО «Казахтелеком» внести на рассмотрение Совета Директоров АО «Казахтелеком» необходимые корректировки в бюджеты Общества без увеличения уровня заимствования.

Второй вариант.

В соответствии с дивидендной политикой Общества, по утвержденному Постановлением Правительства Республики Казахстан от 7 апреля 2003 года № 329 Плану развития АО «Казахтелеком» на 2003-2005 годы и Постановлению Правительства Республики Казахстан от 24.04.2003г. №404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», учитывая кассовые возможности и Бюджет капитальных вложений Общества на 2004 год

годовое Общее собрание акционеров АО "Казахтелеком" РЕШИЛО:

1. Утвердить сумму дивидендных выплат по итогам аудированной финансовой отчетности по казахстанским стандартам за 2003 год в размере **3,565,446,800 (три миллиарда пятьсот шестьдесят пять миллионов четыреста сорок шесть тысяч восемьсот)**



тенге, что составляет **20 %** от чистого дохода по аудированной финансовой отчетности по казахстанским стандартам за 2003 год в размере **17,827,279,000 тенге**.

2. По простым акциям, находящимся в обращении в количестве 10,922,876 штук:

1) Утвердить размер дивидендов по итогам 2003 года по простым голосующим акциям в размере **3,438,530,009.69 тенге**, что составляет **314.80 тенге** на одну простую акцию (31.5 % от номинала).
2) Дата регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2003 года, **- 23 мая 2004 года**.
3) Дата выплаты дивидендов на простые акции - **до 23 июня 2004 года.**
4) Порядок и форма выплаты – **по заявлению акционера**.

3. По привилегированным акциям, находящимся в обращении в количестве 403,194 штук:

1) Утвердить размер дивидендов за 2003 год по привилегированным акциям в размере **126,925,790.31 тенге**, что составляет **314.80 тенге** на одну привилегированную акцию (31.5% от номинала).
2) Выплатить дополнительно дивиденды по привилегированным акциям за 2003 год в денежной форме, с учетом ранее выплаченных гарантированных дивидендов (**120,958,200 тенге)** в срок до **31 мая 2004 года**.
3) Дата регистрации акционеров, имеющих право на получение дополнительных дивидендов по привилегированным акциям за 2003 год, **- 03 мая 2004 года.**

4. Из оставшегося чистого дохода дополнительно направить 500 миллионов тенге на развитие сельской связи.

5. Оставшийся чистый доход использовать для обеспечения резервного капитала, а также для реализации инвестиционных планов Общества.

6. Правлению АО «Казахтелеком» внести необходимые корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(Протокол заседания Счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №1 Повестки дня Общего собрания акционеров от 23 апреля 2004 г).



При подведении итогов голосования открытым способом по первому вопросу «Об утверждении аудированной годовой финансовой отчетности АО «Казахтелеком» за 2003 год» голоса распределились следующим образом:

- «**ЗА**» подано 9 764 666 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А:

Таким образом, в соответствии с требованиями статьи 76 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:

Утвердить аудированную годовую финансовую отчетность АО «Казахтелеком» за 2003 год.

Председатель Сейтимбеков А.А: Слово для оглашения результатов голосования по первому варианту второго вопроса Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**

(*Протокол заседания счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования по первому варианту вопроса № 2 Повестки дня общего собрания акционеров от 23 апреля 2004 г.)*

При подведении итогов голосования открытым способом по первому варианту второго вопроса «О распределении чистого дохода по итогам 2003 года, утверждении размера и выплате дивидендов по простым акциям за 2003г» голоса распределились следующим образом:

- **«ЗА»** подано 3 696 401 голосов, что составляет 37,85 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 6 068 265 голосов, что составляет 62,15 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ НЕ ПРИНЯТО**

Председатель Сейтимбеков А.А: Слово для оглашения результатов голосования по второму варианту второго вопроса Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**

(*Протокол заседания счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования по второму варианту вопроса № 2 Повестки*

дня общего собрания акционеров от 24 апреля 2004 г.)

При подведении итогов голосования открытым способом по второму варианту второго вопроса «О распределении чистого дохода по итогам 2003 года, утверждении размера и выплате дивидендов по простым акциям за 2003г» голоса распределились следующим образом:

- **«ЗА»** подано 6 068 265 голосов, что составляет 62,15 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 3 696 401 голосов, что составляет 37,85 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО БОЛЬШИНСТВОМ ГОЛОСОВ.**

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии с дивидендной политикой Общества, по утвержденному Постановлением Правительства Республики Казахстан от 7 апреля 2003 года № 329 Плану развития АО «Казахтелеком» на 2003-2005 годы и Постановлению Правительства Республики Казахстан от 24.04.2003г. №404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», учитывая кассовые возможности и Бюджет капитальных вложений Общества на 2004 год

годовое Общее собрание акционеров АО “Казахтелеком” РЕШИЛО:

1. Утвердить сумму дивидендных выплат по итогам аудированной финансовой отчетности по казахстанским стандартам за 2003 год в размере **3,565,446,800 (три миллиарда пятьсот шестьдесят пять миллионов четыреста сорок шесть тысяч восемьсот) тенге**, что составляет **20 %** от чистого дохода по аудированной финансовой отчетности по казахстанским стандартам за 2003 год в размере **17,827,279,000 тенге**.

2. По простым акциям, находящимся в обращении в количестве 10,922,876 штук:
   a. Утвердить размер дивидендов по итогам 2003 года по простым голосующим акциям в размере **3,438,530,009.69 тенге**, что составляет **314.80 тенге** на одну простую акцию (31.5 % от номинала).
   b. Дата регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2003 года, **- 23 мая 2004 года**.
   c. Дата выплаты дивидендов на простые акции **- до 23 июня 2004 года.**
   d. Порядок и форма выплаты **– по заявлению акционера**.

3. По привилегированным акциям, находящимся в обращении в количестве 403,194 штук:
   a. Утвердить размер дивидендов за 2003 год по привилегированным акциям в размере **126,925,790.31 тенге**, что составляет **314.80 тенге** на одну привилегированную акцию (31.5% от номинала).
   b. Выплатить дополнительно дивиденды по привилегированным акциям за 2003 год в денежной форме, с учетом ранее выплаченных гарантированных дивидендов (**120,958,200 тенге)** в срок до **31 мая 2004 года**.



c. Дата регистрации акционеров, имеющих право на получение дополнительных дивидендов по привилегированным акциям за 2003 год, **- 03 мая 2004 года**.

4. Из оставшегося чистого дохода дополнительно направить 500 миллионов тенге на развитие сельской связи.

5. Оставшийся чистый доход использовать для обеспечения резервного капитала, а также для реализации инвестиционных планов Общества.

6. Правлению АО «Казахтелеком» внести необходимые корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Председатель Сейтимбеков А.А.: Все вопросы, включенные в Повестку дня годового Общего собрания акционеров, обсуждены. Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания — **А. Сейтимбеков**

Секретарь Общего собрания — **Е. Жазыкбаев**

Председатель Счетной комиссии — **Д. Бектелеуов**

Члены Счетной комиссии — **Ж. Бельгибаева**

Х. Мадиев

Д. Бокаев

Представители Акционера, владеющего 5 и более % голосующих акций — **Б. Жумагулов**

Замечание по п. 4 отражено в бюллетене для голосования.



МЕЖДУНАРОДНЫЙ ПРОМЫШЛЕННЫЙ БАНК

125009 МОСКВА, УЛ. БОЛЬШАЯ ДМИТРОВКА, 23, СТР. 1

18 апреля 2006 г.

№ 6/н

Президенту АО «Казахтелеком»
г-ну Карибжанову Х.С.

Уважаемый Хайрат Салимович!

Настоящим напоминаем Вам, что не позднее 05 мая 2006 года подлежат уплате сумма основного долга и проценты за пользование денежными средствами, предоставленными Вашей организации в соответствии с Кредитным договором №4851 от 07 марта 2006 года.

Сумма процентов за период с 08 марта 2006 года по 05 мая 2006 года составляет 1 019 568,49 (Один миллион девятнадцать тысяч пятьсот шестьдесят восемь 49/100) долларов США (процентная ставка за период –7,25% годовых).

Сумма основного долга – 87 000 000,00 (Восемьдесят семь миллионов 00/100) долларов США.

Денежные средства просим перечислить платежным поручением не позднее указанного срока по следующим платежным реквизитам:

REMMITEE BANK CORRESP.ACCOUNT No.	CORR/ACC.# 890-0223-057 USD
CORRESPONDENT BANK NAME,	"BANK OF NEW YORK", NY, USA SWIFT: IRVT US 3N, CHIPS: 0001.
ADDRESS,	One Wall Street, New York, NY 10286, USA
BENEFICIARY'S BANK:	АО «Казкоммерцбанк» Алматы, Республика Казахстан SWIFT: KZKOKZKX
BENEFICIARY:	Акционерное общество «Казахтелеком» в АО «Казкоммерцбанк», ACC. # 015070080
Счет № 015070080	**88 019 568,49** (Восемьдесят восемь миллионов девятнадцать тысяч пятьсот шестьдесят восемь 49/100) долларов США.
Назначение платежа:	«Возврат суммы основного долга и уплата процентов по Кредитному договору № 4851 от 07 марта 2006 года Без НДС».

С уважением,

Начальник Управления кредитования **А.С. Злобин**

Портнова М.А., тел. 926-4446, доб.2480 18.04.06

PROTOCOL №20

The minutes of the JSC Kazakhtelecom's extraordinary General Shareholders Meeting

Date, place and time of holding the meeting: July 09, 2004, 15:00, Astana, 31 Abai avenue, the JSC Kazakhtelecom's congress hall.

Mr. Abdikulov T.S., Vice-President – Chief Administrative Officer of JSC Kazakhtelecom, opens the meeting.

Dear shareholders and participants of the meeting,

Following the decision №16 of JSC Kazakhtelecom's Board of Directors as of May 20, 2004 the JSC Kazakhtelecom's extraordinary General shareholders meeting is scheduled to take place today, June 09, 2004 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General shareholders meeting is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the extraordinary General shareholders meeting, pursuant to the protocol of the Accounting Commission of the General shareholders meeting as of July 09, 2004 upon achieving of quorum, according to the status for 14:00, have accumulated in aggregate as many as 9 764 666 votes making up 89,39 of the total number of the Company's voting shares.

Thus, the quorum that is required to hold the meeting has been achieved.
Since the authorities of meeting's participants are confirmed, **I am now announcing the opening of the meeting.**

This extraordinary General shareholders meeting has been convened pursuant to the Law of the Republic of Kazakhstan "On joint stock companies" as of May 13, 2003 and Kazakhtelecom's Charter.

The General meeting is attended by the Company's shareholders and by those who have been invited to this meeting.

We have to, pursuant to item 4 article 48 of the Law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr. Bekteleuov D.A.**, Head of the Division for investments planning and monitoring, JSC Kazakhtelecom's Project Finance Department.

Mr. Bekteleuov D.A.: *On procedural issues the vote will be cast by raising a hand. On all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

JSC Kazakhtelecom's Vice-President, Mr. Abdikuliv T.S.: To hold the meeting we need to elect the Chairman, Accounting Commission and Secretariat of the meeting, the head of which will be carrying out the duties of the Secretary of the meeting.

The proposal has come in to elect:

a) Mr. **Orazalinov D.S.**, Deputy Chairman of the Agency of the Republic of Kazakhstan for Informatization and Communications, as the Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) Secretariat in the following composition: Mr. **Zhazykbaev Erlan Alibekovich**, Alternate Director of the Project Finance Department as the Secretary of the meeting; **Ms. Seilova Kulyash Serikovna**, Manager of External Relations Service; **Ms. Tsapordei Ludmila Ivanovna** – manager of the Legal Department. Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Bekteleuov Darkhan Ablkanovich,** Head of the Division for investments planning and monitoring of Project Finance Department, as the Chairman of the Accounting Commission; Ms. **Alimkulova Meruert Abdysadykovna**, leading specialist of External Relations Service; Mr. **Azimbekov Ilyas Abdumalenovich** and Mr. **Alzhanov Erkebulan Turlybekovich**, representatives of the independent registrar Reestr Service Ltd.;

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's extraordinary General shareholders meeting has DECIDED**:

1. To elect Mr. **Orazalinov D.S.**, Deputy Chairman of the Agency of the Republic of Kazakhstan for Informatization and Communication, as the Chairman of the meeting.

2. To elect Secretariat of the extraordinary General shareholders meeting in the following composition: Mr. Zhazykbaev Erlan Alibekovich as the Secretary of the meeting; **Ms. Seilova Kulyash Serikovna**; **Ms. Tsapordei Ludmila Ivanovna**.

3. To elect Accounting Commission of the General shareholders meeting in the following composition: Mr. **Bekteleuov Darkhan Ablkanovich** as the Chairman of the Accounting Commission; Ms. **Alimkulova Meruert Abdysadykovna**; Mr. **Azimbekov Ilyas Abdumalenovich**; Mr. **Alzhanov Erkebulan Turlybekovich**,

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Orazalinov D.S., the elected Chairman of the meeting** is taking the chair of the extraordinary General shareholders meeting.

Chairman Orazalinov D.S.: Before we proceed to the discussion of the issues we've got to approve the Agenda of JSC Kazakhtelecom's extraordinary General shareholders meeting. The Agenda of the meeting has been published in the appropriate manner in the official print media ("Kazakhstanskaya Pravda" №112 and "Eguemen Kazakhstan"№131 as of May 25, 2004) and is made up of the following items:

1) Approval of the Decision of JSC Kazakhtelecom's Board of Directors No 15 as of 29.04.2004 "On approval of the Agreement on cooperation of JSC Kazakhtelecom with CJSC Korporatsiya Razvitiya Stolitsy within the framework of implementation of the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River".
Pursuant to item 1 article 43 of the Law of the Republic of Kazakhstan "On joint stock companies" the Agency for Informatization and Communication of the Republic of Kazakhstan, being authorized representative of the principal shareholder – the Government, has proposed to extend the agenda of the meeting (letter ref. 12-2-2/3589 as of 23.06.2004) by adding the item 2 "On reinvestment of the part of dividends on state block of shares according to the results of 2002 for telephonization of rural settlements lacking telephone communication".

The Company's shareholders have been advised of such amendment to the agenda of the extraordinary General shareholders meeting through mass media ("Kazakhstanskaya Pravda" and "Eguemen Kazakhstan" as of June 25, 2004).

Thus taking into account the amendments that have been introduced the agenda of the meeting is made up of the following items:

1) Approval of the Decision of JSC Kazakhtelecom's Board of Directors No 15 as of 29.04.2004 "On approval of the Agreement on cooperation of JSC Kazakhtelecom with CJSC Korporatsiya Razvitiya Stolitsy within the framework of implementation of the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River".
2) On reinvestment of the part of dividends on state block of shares according to the results of 2002 for telephonization of rural settlements lacking telephone communication

Are there any proposals on meeting's Agenda?
Those who are in favor of the proposed agenda are requested to raise a hand.
The decision is unanimous.
The decision is adopted.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to approve the Agenda of the meeting.

We now proceed to the first item of the Agenda.

Mr. Popov V.G. – Senior Manager of Company's Legal Department: Dear shareholders, I would like to remind you that on the basis of article 73 of the Law of the Republic of Kazakhstan "On joint stock companies" as of May 13, 2003 the final decision on this issue is to be adopted by non-government shareholders of the Company since the government shareholders are deemed to be an interested party in this issue.

At the same time all the shareholders are welcomed to express their opinions.

Chairman Orazalinov D.S.: To make a report on the first item of the agenda the floor is now given to Mr. Mukhamedjanov Nurtas Gafurovich, Adviser to the President of JSC Kazakhtelecom.

Mr. Mukhamedjanov's speech:

Pursuant to the Government Act of the Republic of Kazakhstan No 272 as of March 19, 2003 with the purpose to implement Government Program on social and economic development of the city of Astana up to the year 2005 "Prosperity of Astana is a prosperity of the whole Kazakhstan" adopted by the Decree of the President of the Republic of Kazakhstan No 574 as of March 19, 2001 and with the purpose to secure single policy in implementation of the projects stipulated in the Development Plan of the city of Astana approved by the Government Act of the Republic of Kazakhstan No 1064 as of August 15, 2001 "On the Development Plan of the city of Astana", JSC Kazakhtelecom and CJSC Korporatsiya Razvitiya Stolitsy have been determined as the parties under the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River in the framework of the Development Plan of the city of Astana with the aim to construct and commission the site on turnkey conditions by attracting the investor for financing of this project.

On August 6, 2003 Company's Management Board has adopted the Decision No 157 "On implementation of the Agreement on cooperation within the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River". Management Board's decision has certified the authorities of Company's President on signing of the Agreement on cooperation of JSC Kazakhtelecom with CJSC Korporatsiya Razvitiya Stolitsy within the framework of

implementation of the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River (hereinafter Cooperation Agreement).

Moreover, the Management Board has adopted the decision on submitting for consideration of Cooperation Agreement to Company's Board of Directors since pursuant to article 53 of the Law of the Republic of Kazakhstan "On joint stock companies" and article 34 of JSC Kazakhtelecom's Charter, the issue on determination of Company's priority policy is referred to the exclusive competence of the Board of Directors.

Telephonization of the left bank of Ishim River being a project administered directly by the Government of the Republic of Kazakhstan and authorized state body in the sphere of communication, that is the Agency of the Republic of Kazakhstan for Informatization and Communication, is a strategic project of JSC Kazakhtelecom. At the same time the cost parameters of the project exceed Management Board's competence stipulated by Company's constituent documentation and current legislation of the Republic of Kazakhstan.

Company's Board of Directors has adopted the Decision No 15 as of April 29, 2004 "On approval of Cooperation Agreement on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River".

The main aim of this Agreement is determination of authorities, rights and obligations of project participants including terms and conditions of the tender on attracting of project investors. Moreover the Agreement stipulates for general conditions on acceptance and approval of transactions implied by this agreement concerning the relations of the Company with investor and contractors under the project.

Furthermore, taking into account the requirements of articles 71-73 of the Law of the Republic of Kazakhstan "On joint stock companies" and the fact that the Government represented by authorized body is a principal shareholder of the Company and single founder of CJSC Korporatsiya Razvitiya Stolitsy and therefore is an affiliated entity having an interest in settlement of the transaction by the Company, the decision on this issue shall be approved by Company's General shareholders meeting.

Chairman Orazalinov D.S.: Are there any questions to the speaker?
No questions.

Chairman Orazalinov D.S.: Thus regarding the first item of the agenda "Approval of the Decision of JSC Kazakhtelecom's Board of Directors No 15 as of 29.04.2004 "On approval of the Agreement on cooperation of JSC Kazakhtelecom with CJSC Korporatsiya Razvitiya Stolitsy within the framework of implementation of the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River" the following draft resolution is now put to the vote:
Since pursuant to the Government Act of the Republic of Kazakhstan No 272 as of March 19, 2003 JSC Kazakhtelecom and CJSC Korporatsiya Razvitiya Stolitsy have been determined as the parties under the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River in the framework of the Development Plan of the city of Astana, the JSC Kazakhtelecom's extraordinary General shareholders meeting has **DECIDED**:

1) To Approve the Decision of JSC Kazakhtelecom's Board of Directors No 15 as of 29.04.2004 "On approval of the Agreement on cooperation of JSC Kazakhtelecom with CJSC Korporatsiya Razvitiya Stolitsy within the framework of implementation of the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River"

If there is no objection, I ask non-governmental shareholders to make corresponding remarks on the voting ballots on this particular issue and hand their ballots over to the Accounting Commission.

Non-governmental shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

Chairman Orazalinov D.S.: To make a report on the second item of the agenda the floor is now given to Mr. Zhazykbayev E.A., Alternate Director of the Project Finance Department of JSC Kazakhtelecom.

Mr. Zhazykbayev's speech:

Pursuant to item 1 article 43 of the Law of the Republic of Kazakhstan "On joint stock companies" the Agency for Informatization and Communication of the Republic of Kazakhstan, being authorized representative of the principal shareholder – the Government, has proposed to extend the agenda of the meeting (letter ref. 12-2-2/3589 as of 23.06.2004 is attached) by adding the item 2 "On reinvestment of the part of dividends on state block of shares according to the results of 2002 for telephonization of rural settlements lacking telephone communication".

The Company's shareholders have been advised of such amendment to the agenda of the extraordinary General shareholders meeting through mass media ("Kazakhstanskaya Pravda" and "Eguemen Kazakhstan" as of June 25, 2004).

Pursuant to the Decision of JSC Kazakhtelecom's Board of Directors (protocol No 19 as of December 24, 2003) Company's Management Board has been authorized to secure paying out of the remaining part of dividends on ordinary shares according to the results of 2002 in the sum of KZT 300,015,021.60 (three hundred million fifteen thousand twenty one tenge 60 tiyin) upon conclusion of the separate contract between JSC Kazakhtelecom and the Agency of the Republic of Kazakhstan for Informatization and Communication determining the terms and procedures of paying out the remaining sum of dividends on state block of shares.

This Decision of the Board of Directors has been approved by JSC Kazakhtelecom's extraordinary General Shareholders meeting (Protocol No 18 as of 12.03.2004).

Taking into account the fact that abovementioned separate contract is still at the stage of approval, the Agency of the Republic of Kazakhstan for Informatization and Communication requests to specify the decision on this issue.

In this connection I suggest to put to the vote the following draft resolution that has been sent to the Agency of the Republic of Kazakhstan for Informatization and Communication (the letter as of July 8, 2006):

To implement the Decree of the President of the Republic of Kazakhstan No 1149 as of July 10, 2003 "On Government Program on development of rural areas of the Republic of Kazakhstan for 2004-2010", pursuant to the "Action Plan for 2004-2006 on implementation of Government Program on development of rural areas of the

Republic of Kazakhstan for 2004-2010" approved by the Government Act of the Republic of Kazakhstan No 838 as of August 20, 2003 and following the decisions of JSC Kazakhtelecom's General shareholders meetings as of 16.05.2003 (Protocol No 16), 12.03.2004 (Protocol No 18) and the decision of JSC Kazakhtelecom's Board of Directors No 19 as of 24.12.2003, the JSC Kazakhtelecom's extraordinary General shareholders meeting has **DECIDED:**

1. To decrease the sum of dividends accrued to the state block of Company's ordinary shares according to the results of 2002 by the sum of KZT 300,015,021.60 (three hundred million fifteen thousand twenty one tenge 60 tiyin).
2. To provide for directing the sum stated in the item 1 herein to financing of rural areas telephonization.
3. JSC Management Board is to introduce appropriate corrections to Company's budgets subjected to approval by the Board of Directors in accordance with the established procedures.

Chairman Orazalinov D.S.: Are there any questions to the speaker?
No questions.

Chairman Orazalinov D.S.: Thus regarding the second item of the agenda "On reinvestment of the part of dividends on state block of shares according to the results of 2002 for telephonization of rural settlements lacking telephone communication" the following draft resolution is now put to the vote:

To implement the Decree of the President of the Republic of Kazakhstan No 1149 as of July 10, 2003 "On Government Program on development of rural areas of the Republic of Kazakhstan for 2004-2010", pursuant to the "Action Plan for 2004-2006 on implementation of Government Program on development of rural areas of the Republic of Kazakhstan for 2004-2010" approved by the Governmental Act of the Republic of Kazakhstan No 838 as of August 20, 2003 and following the decisions of JSC Kazakhtelecom's General shareholders meetings as of 16.05.2003 (Protocol No 16), 12.03.2004 (Protocol No 18) and the decision of JSC Kazakhtelecom's Board of Directors No 19 as of 24.12.2003, the JSC Kazakhtelecom's extraordinary General shareholders meeting has **DECIDED:**

1. To decrease the sum of dividends accrued to the state block of Company's ordinary shares according to the results of 2002 by the sum of KZT 300,015,021.60 (three hundred million fifteen thousand twenty one tenge 60 tiyin).
2. To provide for directing the sum stated in the item 1 herein to financing of rural areas telephonization.
3. JSC Management Board is to introduce appropriate corrections to Company's budgets subjected to approval by the Board of Directors in accordance with the established procedures.

If there is no objection, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

We now announce a short break for 5 minutes.

Chairman Orazalinov D.S.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the first item of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of the Accounting Commission:
(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's extraordinary General shareholders meeting based upon the results of voting on the item 1 of the Agenda of the General shareholders meeting as of July 09, 2004).

Summing-up the results of the open voting on the first item "On approval of the Decision of JSC Kazakhtelecom's Board of Directors No 15 as of 29.04.2004 "On approval of the Agreement on cooperation of JSC Kazakhtelecom with CJSC Korporatsiya Razvitiya Stolitsy within the framework of implementation of the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River"." the votes have been distributed as follows:

The "**FOR**" votes totaled 3 696 401 votes - making up 100% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

The decision is adopted pursuant to the article 73 of the Law of the Republic of Kazakhstan "On joint stock companies" without voting of representatives of the state body authorized to holding and usage of JSC Kazakhteleocm's state block of shares.
To adopt the decision on this particular issue the majority of votes is required.

As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY upon voting procedure stipulated by the article 73 of the Law of the Republic of Kazakhstan "On joint stock companies".**

Chairman Orazalinov D.S.: Thus pursuant to the Government Act of the Republic of Kazakhstan No 272 as of March 19, 2003 JSC Kazakhtelecom and CJSC Korporatsiya Razvitiya Stolitsy have been determined as the parties under the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River in the framework of the Development Plan of the city of Astana, the JSC Kazakhtelecom's extraordinary General shareholders meeting has **DECIDED**:

1) To Approve the Decision of JSC Kazakhtelecom's Board of Directors No 15 as of 29.04.2004 "On approval of the Agreement on cooperation of JSC Kazakhtelecom with CJSC Korporatsiya Razvitiya Stolitsy within the framework of implementation of the project on concurrent engineering and construction of telecommunication infrastructure on the left bank of Ishim River"

Chairman Orazalinov D.S.: The floor is given to the Chairman of the Accounting Commission to announce the results of voting on the second item of the agenda.

Mr. Bekteleuov, Chairman of the Accounting Commission:
(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's extraordinary General shareholders meeting based upon the results of voting on the item 2 of the Agenda of the General shareholders meeting as of July 09, 2004).

Summing-up the results of the open voting on the second item "On reinvestment of the part of dividends on state block of shares according to the results of 2002 for telephonization of rural settlements lacking telephone communication" the votes have been distributed as follows:

The "**FOR**" votes totaled 9 764 666 votes - making up 100% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To adopt the decision on this particular issue the majority of votes is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Orazalinov D.S.: Thus, to implement the Decree of the President of the Republic of Kazakhstan No 1149 as of July 10, 2003 "On Government Program on development of rural areas of the Republic of Kazakhstan for 2004-2010", pursuant to the "Action Plan for 2004-2006 on implementation of Government Program on development of rural areas of the Republic of Kazakhstan for 2004-2010" approved by the Governmental Act of the Republic of Kazakhstan No 838 as of August 20, 2003 and following the decisions of JSC Kazakhtelecom's General shareholders meetings as of 16.05.2003 (Protocol No 16), 12.03.2004 (Protocol No 18) and the decision of JSC Kazakhtelecom's Board of Directors No 19 as of 24.12.2003, JSC Kazakhtelecom's extraordinary General shareholders meeting has **DECIDED:**

1. To decrease the sum of dividends accrued to the state block of Company's ordinary shares according to the results of 2002 by the sum of KZT 300,015,021.60 (three hundred million fifteen thousand twenty one tenge 60 tiyin).
2. To provide for directing the sum stated in the item 1 herein to financing of rural areas telephonization.
3. JSC Management Board is to introduce appropriate corrections to Company's budgets subjected to approval by the Board of Directors in accordance with the established procedures.

Chairman Orazalinov D.S.: All the questions included in the Agenda of the extraordinary General shareholders meeting have been discussed. Are there any

remarks or proposals as to the way in which the meeting has been conducted? If not, let me announce the closure of the meeting. Thank you for participation. Good by!

D. Orazalinov
Chairman of the General meeting

E. Zhazykbaev
Secretary of the General meeting

D. Bekteleuov
Chairman of the Accounting Commission

M. Alimkulova
I. Azimbekov
E. Alzhanov
Members of the Accounting Commission

E. Kingushanov
Representative of the Shareholder holding 5 and more % of voting shares

ПРОТОКОЛ №20
внеочередного Общего собрания акционеров Акционерного общества «Казахтелеком»

Дата, место и время проведения: 9 июля 2004г., 15.00 часов, г. Астана, пр. Абая, 61, зал заседаний АО «Казахтелеком»

Собрание открывает Вице-президент-Главный административный директор АО "Казахтелеком" Абдикулов Т.С.:

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 20 мая 2004 г. № 16 сегодня, 9 июля 2004 г., на 15.00 часов назначено внеочередное Общее собрание АО «Казахтелеком».

В соответствии со статьей 45 Закона Республики Казахстан «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решение, если на момент окончания регистрации участников собрания для участия в нем зарегистрированы акционеры или их представители, включенные в список акционеров Общества, владеющие в совокупности 50 и более процентами голосующих акций АО «Казахтелеком».

На внеочередном Общем собрании, в соответствии с Протоколом заседания Счетной комиссии Общего собрания акционеров АО «Казахтелеком» по наличию кворума от 9 июля 2004 года, по состоянию на 14.00 часов, зарегистрировались акционеры и их полномочные представители, обладающие в совокупности 9 764 666 голосами, что составляет 89,39 % от общего количества голосующих акций Общества.

Таким образом, кворум, необходимый для проведения Общего собрания акционеров, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

Настоящее внеочередное Общее собрание акционеров созвано согласно Закону Республики Казахстан от 13 мая 2003 года «Об акционерных обществах» и Уставу АО "Казахтелеком".

В работе Собрания принимают участие акционеры Общества и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать (поднятием руки)?

Проголосовали единогласно.

Таким образом, внеочередное Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставлено **Бектелеуову Д.А.** - Начальнику отдела планирования и мониторинга инвестиций Департамента проектного финансирования АО "Казахтелеком".



Бектелеуов Д.А.: *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Вице-Президент АО "Казахтелеком" Абдикулов Т.С. : Для проведения собрания необходимо избрать Председателя и Секретариат собрания, руководитель которого будет выполнять функции Секретаря собрания, а также Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания **Оразалинова Д.С.-** Заместителя Председателя Агентства Республики Казахстан по информатизации и связи.

Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру (поднятием руки).

Проголосовали единогласно.

б) Секретариат в следующем составе: **Жазыкбаев Ерлан Алибекович** – И.о. Директора Департамента проектного финансирования - Секретарь собрания; **Сеилова Куляш Сериковна-** менеджер Службы внешних связей; **Цапордей Людмила Ивановна** - Менеджер Юридического департамента. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Бектелеуов Дархан Аблканович** - начальника отдела планирования и мониторинга инвестиций Департамента проектного финансирования - Председатель Счетной комиссии; **Алимкулова Меруерт Абдысадыковна** – Ведущий специалист Службы внешних связей; **Азимбеков Ильяс Абдумауленович** и **Альжанов Еркебулан Турлыбекович** -Представители независимого регистратора Общества ТОО «Реестр-сервис». Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Собрания Оразалинова Д.С. - Заместителя Председателя Агентства Республики Казахстан по информатизации и связи.
2. Избрать Секретариат внеочередного Общего собрания акционеров в составе: Жазыкбаев Ерлан Алибекович - Секретарь собрания; Сеилова Куляш Сериковна; Цапордей Людмила Ивановна.
3. Избрать Счетную комиссию Общего собрания в составе: Бектелеуов Дархан Аблканович - Председатель Счетной комиссии; Алимкулова Меруерт Абдысадыковна; Азимбеков Ильяс Абдумауленович и Альжанов Еркебулан Турлыбекович

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение внеочередного Общего собрания акционеров осуществляет **Председатель собрания – Оразалинов Д.С. :**

Председатель Оразалинов Д.С.: Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня внеочередного Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях Общества («Казахстанская правда» №112 и «Егемен Казахстан» № 131 от 25 мая) и состояла из следующего вопроса:

1) Утверждение Решения Совета директоров АО "Казахтелеком" №15 от 29.04.2004 года "Об утверждении Соглашения о сотрудничестве между АО «Казахтелеком» и ЗАО «Корпорация развития столицы» в реализации проекта комплексного проектирования и строительства телекоммуникационной инфраструктуры левого берега реки Ишим".

В соответствии с п.1 ст.43 Закона Республики Казахстан "Об акционерных обществах", Агентство Республики Казахстан по информатизации и связи, являясь уполномоченным представителем крупного акционера - государства, предложило дополнить повестку дня собрания (письмо №12-2-2/3589 от 23.06.2004 г.) вопросом №2 "О реинвестировании части дивидендов на государственный пакет акций по итогам 2002 года на телефонизацию сельских населенных пунктов, в которых отсутствует телефонная связь".

В установленном порядке, акционеры Общества извещены о таком дополнении повестки дня внеочередного общего собрания акционеров через средства массовой информации ("Казахстанская правда" и "Егемен Казахстан" от 25 июня 2004 года).

Таким образом, повестка дня с учетом дополнения состоит из следующих вопросов:

1. Утверждение Решения Совета директоров АО "Казахтелеком" №15 от 29.04.2004 года "Об утверждении Соглашения о сотрудничестве между АО «Казахтелеком» и ЗАО «Корпорация развития столицы» в реализации проекта комплексного проектирования и строительства телекоммуникационной инфраструктуры левого берега реки Ишим";
2. "О реинвестировании части дивидендов на государственный пакет акций по итогам 2002 года на телефонизацию сельских населенных пунктов, в которых отсутствует телефонная связь".

Какие будут предложения по Повестке дня ?

Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.

Проголосовали единогласно.

Решение принято.

Таким образом, **внеочередное Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению первого вопроса повестки собрания.

Попов В.Г.-главный менеджер Юридического департамента Общества: Уважаемые акционеры, хотелось бы напомнить, что на основании статьи 73 Закона Республики Казахстан от 13 мая 2003 года «Об акционерных обществах» решение по данному вопросу окончательно должно приниматься негосударственными акционерами Общества. Так как государственный акционер выступает заинтересованной стороной по данному вопросу.

Вместе с тем, предлагаю высказаться всем акционерам.

Председатель собрания Оразалинов Д.С.: Итак, слово для доклада по первому вопросу повестки дня предоставляется Мухамеджанову Нуртасу Гафуровичу - советнику Президента АО «Казахтелеком».



Выступление Мухамеджанова Н.Г.:

В соответствии с постановлением Правительства Республики Казахстан от 19 марта 2003г. № 272, в целях реализации Государственной программы социально-экономического развития города Астаны до 2005г. «Расцвет Астаны - расцвет Казахстана», утвержденной Указом Президента Республики Казахстан от 19 марта 2001г. № 574 и обеспечения единой политики в реализации основных проектов, намеченных Генеральным планом города Астаны, утвержденным постановлением Правительства Республики Казахстан от 15 августа 2001г. № 1064 «О генеральном плане города Астаны», АО «Казахтелеком» и ЗАО «Корпорация развития столицы» определены как стороны по осуществлению комплексного проектирования и строительства телекоммуникационной инфраструктуры левобережья реки Ишим в рамках Генерального плана города Астаны, методом возведения и сдачи объекта «под ключ» с привлечением инвестора для финансирования данного проекта.

6 августа 2003г. Правлением Общества было принято Решение № 157 «О реализации Соглашения о сотрудничестве по комплексному проектированию и строительству телекоммуникационной инфраструктуры левого берега реки Ишим». Данным решением Правления подтверждены полномочия Президента Общества на подписание Соглашения о сотрудничестве между АО «Казахтелеком» и ЗАО «Корпорация развития столицы» в реализации проекта комплексного проектирования и строительства телекоммуникационной инфраструктуры левого берега реки Ишим (далее Соглашение о сотрудничестве).

Кроме того, Правлением принято решение о вынесении Соглашения о сотрудничестве на рассмотрение Совета директоров Общества в связи с тем, что согласно статье 53 Закона Республики Казахстан «Об акционерных обществах» и статье 34 Устава АО «Казахтелеком», к исключительной компетенции Совета директоров относится вопрос об определении приоритетных направлений в деятельности Общества.

Телефонизация левого берега реки Ишим, как проект, курируемый непосредственно Правительством Республики Казахстан и уполномоченным государственным органом в области связи, каковым на сегодняшний день является Агентство Республики Казахстан по информатизации и связи, носит для АО «Казахтелеком» стратегический характер. При этом, по ценовым параметрам, стоимость данного проекта превышает компетенцию Правления, предусмотренную учредительными документами Общества и действующим законодательством Республики Казахстан.

Советом директоров Общества было принято Решение № 15 от 29 апреля 2004 г. «Об утверждении Соглашения о сотрудничестве по комплексному проектированию и строительства телекоммуникационной инфраструктуры левого берега реки Ишим».

Основной целью заключения Соглашения является определение полномочий, а также прав и обязанностей участников проекта, в том числе условий и порядка проведения конкурса по привлечению инвестора проекта. Кроме того, Соглашением предусмотрены общие условия для принятия и согласования дальнейших сделок, вытекающих из него и касающихся взаимоотношений Общества с инвестором, а также с подрядчиками по проекту.

Кроме того, принимая во внимание требования статей 71-73 Закона Республики Казахстан «Об акционерных обществах», а также тот факт, что государство в лице уполномоченных органов является крупным акционером Общества и единственным



учредителем ЗАО «Корпорация Развития Столицы» и, следовательно, является аффилиированным лицом, имеющим заинтересованность в совершении Обществом сделки, по данному вопросу необходимо принятие также и решения Общего собрания акционеров Общества.

Председатель Оразалинов Д.С.: Есть вопросы к докладчику ?
Вопросов нет

Председатель Оразалинов Д.С.: Итак, по первому вопросу «Утверждение Решения Совета директоров АО "Казахтелеком" №15 от 29.04.2004 года "Об утверждении Соглашения о сотрудничестве между АО «Казахтелеком» и ЗАО «Корпорация развития столицы» в реализации проекта комплексного проектирования и строительства телекоммуникационной инфраструктуры левого берега реки Ишим" ставится на голосование следующий проект решения:

Поскольку, в соответствии с постановлением Правительства Республики Казахстан от 19 марта 2003г. № 272, АО «Казахтелеком» и ЗАО «Корпорация развития столицы» определены как стороны по реализации проекта по осуществлению комплексного проектирования и строительства телекоммуникационной инфраструктуры левобережья реки Ишим в рамках Генерального плана города Астаны, внеочередное Общее собрание акционеров АО «Казахтелеком » **РЕШИЛО:**

1) Утвердить Решение Совета директоров АО "Казахтелеком" №15 от 29.04.2004 года "Об утверждении Соглашения о сотрудничестве между АО «Казахтелеком» и ЗАО «Корпорация развития столицы» в реализации проекта комплексного проектирования и строительства телекоммуникационной инфраструктуры левого берега реки Ишим".

Если нет возражений, то прошу негосударственных акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Негосударственными акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Оразалинов Д.С.: Слово для доклада по второму вопросу повестки дня предоставляется И.о. Директора Департамента проектного финансирования АО "Казахтелеком" Жазыкбаеву Е.А.

Выступление Жазыкбаева Е.А.:

В соответствии с п.1 ст.43 Закона Республики Казахстан "Об акционерных обществах", Агентство Республики Казахстан по информатизации и связи, являясь уполномоченным представителем крупного акционера- государства предложили дополнить повестку дня собрания (письмо №12-2-2/3589 от 23.06.2004 г. прилагается) вопросом №2 "О реинвестировании части дивидендов на государственный пакет акций по итогам 2002 года на телефонизацию сельских населенных пунктов, в которых отсутствует телефонная связь".

В установленном порядке, о внесении дополнительного вопроса в повестку дня настоящего собрания были извещены другие акционеры АО "Казахтелеком" через



средства массовой информации (Казахстанская правда от 25.06.2004 г. и Егемен Казахстан от 25.06.2004 г.).

Согласно Решению Совета директоров АО «Казахтелеком» (Протокол заседания № 19 от 24 декабря 2003 г.) Правлению Общества было поручено обеспечить выплату оставшейся части дивидендов по простым акциям по итогам 2002 года в размере 300,015,021.60 (триста миллионов пятнадцать тысяч двадцать один тенге 60 тиын) после заключения отдельного договора между АО «Казахтелеком» и Агентством Республики Казахстан по информатизации и связи, определяющего условия и порядок выплаты оставшейся суммы дивидендов на государственный пакет акций.

Данное решение Совета Директоров утверждено внеочередным Общим собранием акционеров АО «Казахтелеком» (Протокол №18 от 12.03.2004 года).

Учитывая, что вышеуказанный отдельный договор находится на стадии согласования, Агентство Республики Казахстан по информатизации и связи видит необходимость в конкретизации решения по данному вопросу.

В связи с этим, предлагаю следующий вариант проекта решения, который был направлен в Агентство РК по информатизации и связи (письмо от 8 июля т.г.):

С целью реализации Указа Президента Республики Казахстан от 10 июля 2003г. № 1149 «О Государственной программе развития сельских территорий Республики Казахстан на 2004-2010 годы», в соответствии с «Планом мероприятий на 2004-2006г. по реализации Государственной программы развития сельских территорий Республики Казахстан на 2004-2010 годы», утвержденной постановлением Правительства Республики Казахстан от 20 августа 2003г. № 838 и руководствуясь решениями Общих собраний акционеров АО «Казахтелеком» от 16.05.03г. (Протокол №16), 12.03.2004г. (Протокол №18) и Совета директоров АО «Казахтелеком» №19 от 24.12.2003 г., внеочередное Общее собрание акционеров АО «Казахтелеком» **РЕШИЛО:**

1. Уменьшить сумму дивидендов, приходящихся на государственный пакет простых акций Общества по итогам 2002 года, на сумму 300 015 021,60 (триста миллионов пятнадцать тысяч двадцать один тенге 60 тиын) тенге.
2. Предусмотреть, что сумма, указанная в пункте 1 настоящего решения, направляется на финансирование телефонизации сельских населенных пунктов.
3. Правлению АО «Казахтелеком» внести необходимые корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Председатель Оразалинов Д.С.: Есть вопросы к докладчику ? Вопросов нет.

Председатель Оразалинов Д.С.: Итак, по второму вопросу повестки дня "О реинвестировании части дивидендов на государственный пакет акций по итогам 2002 года на телефонизацию сельских населенных пунктов, в которых отсутствует телефонная связь" ставится на голосование следующий проект решения:

С целью реализации Указа Президента Республики Казахстан от 10 июля 2003г. № 1149 «О Государственной программе развития сельских территорий Республики Казахстан на 2004-2010 годы», в соответствии с «Планом мероприятий на 2004-2006г. по реализации Государственной программы развития сельских территорий Республики Казахстан на 2004-2010 годы», утвержденной постановлением Правительства Республики Казахстан от 20 августа 2003г. № 838 и руководствуясь решениями Общих собраний



акционеров АО «Казахтелеком» от 16.05.03г. (Протокол №16), 12.03.2004г. (Протокол №18) и Совета директоров АО «Казахтелеком» №19 от 24.12.2003 г., внеочередное Общее собрание акционеров АО «Казахтелеком» **РЕШИЛО:**

1. Уменьшить сумму дивидендов, приходящихся на государственный пакет простых акций Общества по итогам 2002 года, на сумму 300 015 021,60 (триста миллионов пятнадцать тысяч двадцать один тенге 60 тиын) тенге.
2. Предусмотреть, что сумма, указанная в пункте 1 настоящего решения, направляется на финансирование телефонизации сельских населенных пунктов.
3. Правлению АО «Казахтелеком» внести необходимые корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №1 Повестки дня Общего собрания акционеров от 9 июля 2004 г)*.

При подведении итогов голосования открытым способом по первому вопросу "Об утверждении Соглашения о сотрудничестве между АО «Казахтелеком» и ЗАО «Корпорация развития столицы» в реализации проекта комплексного проектирования и строительства телекоммуникационной инфраструктуры левого берега реки Ишим" голоса распределились следующим образом:

- **«ЗА»** подано 3 696 401 голосов, что составляет 100 % от числа присутствующих голосов имеющих право голосовать по данному вопросу;

«ПРОТИВ» подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;

- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;

Решение принимается в соответствии со статьей 73 Закона Республики Казахстан «Об акционерных обществах» без голосования по данному вопросу представителей государственного органа, уполномоченного на владение и пользование госпакетом акций АО «Казахтелеком».

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО при голосовании по процедуре, предусмотренной статьей 73 Закона Республики Казахстан «Об акционерных обществах».**

Председатель Оразалинов Д.С. :

Таким образом, в соответствии с постановлением Правительства Республики Казахстан от 19 марта 2003г. № 272, АО «Казахтелеком» и ЗАО «Корпорация развития столицы» определены как стороны по реализации проекта по осуществлению комплексного проектирования и строительства телекоммуникационной инфраструктуры левобережья реки Ишим в рамках Генерального плана города Астаны, внеочередное Общее собрание акционеров АО «Казахтелеком » **РЕШИЛО:**

1) Утвердить Решение Совета директоров АО "Казахтелеком" №15 от 29.04.2004 года "Об утверждении Соглашения о сотрудничестве между АО «Казахтелеком» и ЗАО «Корпорация развития столицы» в реализации проекта комплексного проектирования и строительства телекоммуникационной инфраструктуры левого берега реки Ишим".

Председатель Оразалинов Д.С.: Слово для оглашения результатов голосования по второму вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №2 Повестки дня внеочередного Общего собрания акционеров от 9 июля 2004 г)*.

При подведении итогов голосования открытым способом по второму вопросу "О реинвестировании части дивидендов на государственный пакет акций по итогам 2002 года на телефонизацию сельских населенных пунктов, в которых отсутствует телефонная связь" голоса распределились следующим образом:

- **«ЗА»** подано 9 764 666 голосов, что составляет 100% от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.
По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Оразалинов Д.С. :

Таким образом, с целью реализации Указа Президента Республики Казахстан от 10 июля 2003г. № 1149 «О Государственной программе развития сельских территорий Республики Казахстан на 2004-2010 годы», в соответствии с «Планом мероприятий на 2004-2006г. по реализации Государственной программы развития сельских территорий

Республики Казахстан на 2004-2010 годы», утвержденной постановлением Правительства Республики Казахстан от 20 августа 2003г. № 838 и руководствуясь решениями Общих собраний акционеров АО «Казахтелеком» от 16.05.03г. (Протокол №16), 12.03.2004г. (Протокол №18) и Совета директоров АО «Казахтелеком» №19 от 24.12.2003 г., внеочередное Общее собрание акционеров АО «Казахтелеком» **РЕШИЛО:**

1. Уменьшить сумму дивидендов, приходящихся на государственный пакет простых акций Общества по итогам 2002 года, на сумму 300 015 021,60 (триста миллионов пятнадцать тысяч двадцать один тенге 60 тиын) тенге.

2. Предусмотреть, что сумма, указанная в пункте 1 настоящего решения, направляется на финансирование телефонизации сельских населенных пунктов.

3. Правлению АО «Казахтелеком» внести необходимые корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Председатель Оразалинов Д.С.: Все вопросы, включенные в Повестку дня внеочередного Общего собрания акционеров, обсуждены. Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом внеочередное Общее собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**Д. Оразалинов**
Секретарь Общего собрания	**Е. Жазыкбаев**
Председатель Счетной комиссии	**Д. Бектелеуов**
Члены Счетной комиссии	**М.Алимкулова**
	И. Азимбеков
	Е.Альжанов
Представители Акционера, владеющего 5 и более % голосующих акций	**Е. Кингушанов**



PROTOCOL №21

The minutes of the JSC Kazakhtelecom's extraordinary General shareholders meeting

Name and place of the executive body: The JSC Kazaktelecom's Board : Astana city, 61 Abay avenue

Date, place and time of holding the meeting: December 24, 2004, 15:00PM, Astana, 61 Abay avenue, Congress Hall of JSC Kazakhtelecom.

Mr Karibzhanov H. S., JSC Kazakhtelecom's Vice President, opens the meeting.

Dear shareholders and participants of the meeting,

Following the decision №29 of the JSC Kazakhtelecom's Board of Directors as of November 8, 2004 the JSC Kazakhtelecom's extraordinary General shareholders meeting is fixed to take pale today, December 24, 2004 at 15:00PM.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On Joint Stock companies" the General meeting is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

As per the protocol №1 of the Secretariat's session of the General shareholders meeting as of December 24, 2004, the status of registration at 14:00PM, the shareholders and their authorized representatives registered for the extraordinary General shareholders meeting are holding in total 9 753 715 votes, which makes up 89,3% of the total number of votes.

Thus, the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the meeting is opened.**

The General meeting is attended by the Company's shareholders and by those who have been invited to this meeting.

We need, pursuant to item 4 article 48 of the law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

We have the proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr Bekteleuov D.A.**, head of the planning and investment monitoring section of the JSC Kazakhtelecom's Project Finance Department.

Bekteleuov D.A.: *On procedural issues the vote will be cast by raising a hand. On all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Karibzhanov H.S., The JSC Kazakhtelecom's Vice President: To hold the meeting we need to elect Chairman and Secretariat of the meeting, the head of which will be carrying out his duties as a secretary of the meeting, and Accounting Commission.

The proposal has come to elect:

a) Mr. **Seitimbekov Ardak Askarovich**, Director of the Department of state policy in the area of communications and financial regulation under the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) Secretariat in the following composition: Mr. **Zhazykbaev Erlan Alibekovich**, Director of the Project Finance Department as a Secretary of the meeting; Mr. **Stambekov Ruslan Hizyatovich**, Chief Manager of the External Relations services; Mrs. **Sapordey Lyudmila Ivanovna**, Manager of the Legal Counseling Department. Is there any other proposal on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Bekteleuov Darkhan Ablkanovich**, head of planning and investment monitoring section of the Project Finance Department, as Chairman of the Accounting Commission; Mr. **Abdykhalykov Bulat Katshibekovich**, head of the external relations department; Mr. **Alzhanov Erkebulan Turlybekovich**, representative of the independent registrar of "Реестр сервис" Ltd.; Mr. **Madiev Hasen Karimovich**, Manager of Project Finance Department.

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's extraordinary General shareholders meeting has DECIDED**:

1. To elect Mr. Seitimbekov Ardak Askarovich, Director of the Department of state policy in the area of communications and financial regulation of the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the Meeting.

2. To elect Secretariat of the meeting in the following composition: Mr. Zhazykbaev Erlan Alibekovich as Secretary of the meeting, Mr. Stambekov Ruslan Hizyatovich, Mrs. Sapordey Lyudmila Ivanovna.

3. To elect Accounting Commission of the Meeting in the following composition: Mr. Bekteleuov Darkhan Ablkanovich as Chairman of the Accounting Commission, Mr. Abdykhalykov Bulat Katshibekovich, Mr. Alzhanov Erkebulan Turlybekovich, Mr. Madiev Hasen Karimovich, Manager of Project Finance Department.

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

Mr. **Burnashov N.F., representative of Central Asian Industrial Holding** N.V.: I ask to enter into the Minutes of the meeting the fact that AIG Silk Road Capital Management, the Company's minor shareholder, has been barred by the Accounting commission from participating in the work of the meeting due to its absence in the shareholders Register as of 24.11.2004, as well as the absence of the extract from the Personal bank account issued by the nominal holder, confirming the ordinary nominal shares ownership.

From now on Mr. Seitimbekov A.A., the elect Chairman of the meeting is taking the chair of the extraordinary General shareholders meeting.

Chairman Seitimbekov A.A.: Before we proceed to discussing the issues, we've got to approve the Agenda of the JSC Kazakhtelecom's extraordinary General shareholders meeting. The Agenda of the meeting has been published in the appropriate manner in the official print media ("Kazakhstanskaya Pravda" №255 and "Eguemen Kazakhstan"№275 as of November 9, 2004) and included the following items:

1. On changes in the JSC Kazakhtelecom Board of Directors' personnel composition.
2. Designation of an auditor to carry out the audit of the company's financial statement for 2004-2006.

Pursuant to item 1 article 43 of the Law of the Republic of Kazakhstan "On joint stock companies", the Agency of the Republic of Kazakhstan on informatization and communications, as an authorized representative of the principal shareholder – the state, has proposed (in its letter №7-1/5720 as of 3.11.2004) to supplement the Agenda of the meeting with the issues pertaining to the introduction of amendments

into the Memorandum of Association and into the Provision on the Board of Directors.

Following this proposal some additional issues have been formed and the Agenda of the meeting has been supplemented with the following items: a) item №3 "On introduction of changes and amendments into the JSC Kazakhtelecom's Memorandum of Association; b) item №4 "On introduction of changes and amendments into the Provision "On the JSC Kazakhtelecom's Board of Directors".

In the appropriate manner through mass media ("Kazakhstanskaya Pravda as of December 2, 2004 and "Eguemen Kazakhstan" as of December 1, 2004) the company's shareholders have been notified of such supplementation of the Agenda of the extraordinary General shareholders meeting.

Thus, the Agenda of the meeting as amended includes the following items:

1. On changes in the JSC Kazakhtelecom Board of Directors' personnel composition.
2. Designation of an auditor to carry out the audit of the company's financial statement for 2004-2006.
3. On introduction of changes and amendments into the JSC Kazakhtelecom's Memorandum of Association.
4. On introduction of changes and amendments into the Provision "On the JSC Kazakhtelecom's Board of Directors".

There also has been a proposal from AIG Silk Road Capital Management, the Company's minority shareholder (letter as of November 26, 2004 without a reference number) and from Meridian Capital Ltd.Co., acting on behalf of the principal shareholder of Central Asian Industrial Holding N.V. (letter №26 as of December 13, 2004) to supplement the Agenda of the meeting with an item "On payments by the Government of damages for costs incurred by the Company in connection with the changes of the terms of the License".
The article 43 of the Law of the Republic of Kazakhstan "On joint stock companies" stipulates that the Agenda of a meeting might be supplemented by only the principal shareholder or by the Board of Directors subject to the Company's shareholders being notified of such supplementation not later then 15 days prior to holding the meeting. The letter in question from the principal shareholder has been received 11 days in advance of the date of the meeting. Accordingly, in view of the fact that the terms stipulated in article 43 of the Law of the Republic of Kazakhstan "On joint stock companies" have not been complied with, the supplementation of the Agenda of the meeting on the basis of the letter from Meridian Capital Ltd., acting on behalf of the principal shareholder of Central Asian Industrial Holding N.V., is impossible.

Pursuant to item 4 of article 43 of the Law of the Republic of Kazakhstan "On joint stock companies" supplementation of the Agenda of the meeting with the above issue can be made at the shareholders meeting itself, if the majority of the shareholders, participating in the General shareholders meeting and holding in total not less than 95% of the Company's voting shares, have voted for the introduction of the additional item into the Agenda.

As it was mentioned above, the shareholders and their authorized representatives registered at this extraordinary General shareholders meeting are holding in total, according to the protocol №1 of the session of the Secretariat of the General shareholders meeting as of December 24, 2004, the status by 14:00PM, 9 753 715 votes, which makes up 89,3% out of the total number of votes.

Taken the above into account and pursuant to item 1 of article 43 of the law of the Republic of Kazakhstan "On joint stock companies", supplementation of the Agenda with item №5 "On compensation by the Government of damages incurred by the Company in connection with the changes to the terms of the License" is impossible.

Mr. Burnashev N.F., representative of Central Asian Industrial Holding N.V.:

I regret that item №5 has not been included onto the Agenda of the meeting.
Minority shareholder of AIG Silk Road Capital Management and the shareholder of Central Asian Industrial Holding N.V. deem it necessary to consider this issue arising in connection with a unilateral termination of the terms of the License by the Government of Kazakhstan, taking due cognizance of the fact that the Government has earlier guaranteed invariability of the terms of the License.

And also regarding the Agenda we propose to remove from the Agenda of the meeting the item "On introduction of changes and amendments into the Provision "On Board of Directors"" (herein after referred to as "Provision on BD"). We believe that the introduction of such changes is not expedient and improvement of the efficiency of the work can be achieved within the current Provision on BD.
Yet, we believe that the introduction of such changes into the provision on BD would necessitate the corresponding changes into the Company's Memorandum of Association, which will in turn require the approval by the qualified majority voting of the shareholders participating in the meeting.

Otherwise, we reserve the right to resort to legal actions.

Vice President Karibzhanov H.S.

Being an executive body we are just stating facts acting upon the existing legislature.

The decision on introduction or removal of an item is taken by the shareholders through voting.

Chairman Seitimbekov A.A.: I propose to exchange positions of item №3 and item №4 and to vote for the Agenda of the meeting.

Now therefore I put to the vote the following agenda of the meeting, which includes the following items (the items № 3 and №4 has changed their positions for convenience):

1. On changes in the JSC Kazakhtelecom Board of Directors' personnel mix;
2. Designation of an auditor to carry out the audit of the company's financial statement for 2004-2006;

3. On introduction of changes and amendments into the Provision "On the JSC Kazakhtelecom's Board of Directors";
4. On introduction of changes and amendments into the JSC Kazakhtelecom's Memorandum of Association.

Now those who are "for" the proposed agenda of the meeting, please, vote by raising your hand.

- The "**For**" votes received 6 068 265 votes, which makes up 62,2% of the total number of the votes participating in the meeting;
- The "**Against**" votes totaled zero votes, which makes up 0% of the total number of votes participating in the meeting;
- The "**Abstained**" votes totaled 3 685 450 votes, which makes up 37.8% of the total number of votes participating in the meeting.

The decision is taken by majority of votes.

Thus, the extraordinary General shareholders meeting decided to approve the Agenda of the meeting.

We now proceed to the first item of the Agenda.

Chairman of the meeting Seitimbekov A.A.:

Well, now I give the floor to Mr. Karibzhanov Hairat Salimovich, the JSC Kazakhtelecom's Vice President, to make the report on the first item of the Agenda.

Mr. Karibzhanov's speech:

Pursuant to the Resolution №791 of the Government of the Republic of Kazakhstan as of July 26, 2004, a candidate of Mr.Sagintaev Bakhytzhan Abdirovich, Chairman of the Agency of the Republic of Kazakhstan on regulation of natural monopolies has been put forward to replace Mr.Masimov K.K., Assistant to the President of the Republic of Kazakhstan, as member of the JSC Kazakhtelecom's Board of Directors. Following the above governmental regulation and pursuant to item 4 of article 55 of the Law of the Republic of Kazakhstan "On joint stock companies", Mr. Masimov K.K. has notified the Company's Board of Directors of the early termination of his terms of reference as a member of the Board of Directors (ref.№05-2/4 as of 06.08.2004).

Then the Company received the notification from Mr.Abdrazakov E.S. of the end of his terms of reference as a member of the Board of Directors.

To fulfill this vacant position Central Asian Industrial Holding N.V., the Company's shareholder, has recommended Mr. Burnashev Nadir Fuatovich, the Kazcommertz Securities's Director general.

Pursuant to item 5 of article 55 of the law of the Republic of Kazakhstan "On joint stock companies", in the event of early termination of the terms of reference of the

Board's member the new member of the Board of Directors is elected at the general shareholders meeting by a simple majority vote out of the total number of voting shares presented at the Company's general shareholders meeting.

Pursuant to item 5 item 1 of article 36 of the law of the Republic of Kazakhstan "On joint stock companies" the matter pertaining to election and termination of the terms of reference of members of the Board of Directors lies exclusively within the terms of reference of the General shareholders meeting.

Therefore, we've got to resolve the issue pertaining to the election of new members of the JSC Kazakhtelecom's Board of Directors.

Chairman Seitimbekov A.A.: Any questions to the spokesman?
No questions.

Chairman Seitimbekov A.A.: Well, on the first item "On changes in the composition of the JSC Kazakhtelecom's Board of Directors" the following graft resolution is put to voting:

Pursuant to the resolution №721 of the Government of the Republic of Kazakhsatn as of July 26, 2004, and following article 55 of the law of the Republic of Kazakhstan "On joint stock companies", the extraordinary General shareholders meeting has voted:

1. To elect Mr. Sagintaev Bakhytzhan Abdirovich, Chairman of the Agency of the Republic of Kazakhstanon on regulation of natural monopolies, and Mr. Burnashev Nadir Fuatovich, Director general of Kazcommertz Securities, to fulfil vacant positions of members of the JSC Kazakhtelecom's Board of Directors for the remaining period.

If there is no any objections, I ask shareholders to make the appropriate remarks on the ballot papers on this particular issue and hand them over to the Accounting commission.

Shareholders and their authorized representatives made appropriate remarks on ballot papers. Members of the Accounting commission collected the ballot papers.

Chairman Seitimbekov A.A.: The floor is now given to Mr. Uzbakhanov Timur Nikolaevich, Chief Accountant and Director of Accounting department, to make a report on the second item of the Agenda.

Mr. Uzbakhanov's speech:

Since 2004 JSC Kazakhtelecom hasn't had the external auditor designated by the General meeting. Before that period the audit of the financial statement for 2001-2003 was carried out by Delloit & Toush, pursuant to the resolution of the General shareholders meeting as of August 7, 2001.

In accordance with article 36 of the law of the Republic of Kazakhstan "On joint stock companies" the matter regarding designation of an auditor pertains exclusively to the terms of reference of the General shareholders meeting. And yet, as a joint

stock company with the government holding majority interest (block of shares), the JSC Kazakhtelecom is to comply with the requirements of the law of the Republic of Kazakhstan "On state procurement" as of May 16, 2002.
To consider the matter on designation of an auditor for 2004-2006 on the General shareholders meeting, taking into account the requirements of the law of the Republic of Kazakhstan "On state procurement", the JSC Kazakhtelecom has held the closed contest on selecting an auditor and on procurement of the services on carrying out annual audit of the financial statement for 2004-2006 among the firms of auditors that have been confirmed by the Order №173 of the Ministry of Finance of the Republic of Kazakhstan as of April 5, 2001 "On approval of the list of firms of auditors and credit rating agencies":

Delloit & Toush Ltd.Co.
ТОО «КПМГ Жанат»
PricewaterhouseCoupers Ltd.Co.
Ernst & Yang Ltd.Co.

Competitive applications for participation have been submitted by all the firms of auditors invited to take part in the contest.

The competitive applications of the potential suppliers - ТОО «КПМГ Жанат», because of the absence of the certificate of ACCA partner/ manager of the project (one of the requirements of the contest documentation), and of Ernst & Yang Ltd.Co., that failed to provide the pledge for competitive application in the volume stipulated by the competitive application, have been denied following the claim submitted by the member of the contest commission representing the JSC Kazakhtelecom's legal counseling department, the above applications being identified as not meeting the requirements of the contest documentation and the qualification requirements for potential suppliers.

There has been a letter from ТОО «КПМГ Жанат» regarding this matter, which along with the reply of Mr. Bektasov A.A., Chairman of the contest commission, to that letter have been attached to the materials of the General shareholders meeting.

The competitive application of Delloit & Toush Ltd.Co. with an annual amount of KZT25,935, 000 has been admitted by the contest commission as the winner of the contest. The potential supplier the proposal of which is admitted as being preferable after the proposal of the winner of the contest, is PricewaterhouseCoupers Ltd.Co. with an offered annual bid amount of KZT 33,913,000.

It should be noticed that in the Company's operational budget for 2004, which was approved by the Company's Board of Directors (pursuant to article 53 of the law of RK "On joint stock companies"), an amount of KZT42,100,000 has been allocated for carrying out the audit, the amount being calculated upon the cost of the services provided by auditors on auditing the financial statements for 2003. As one can see the amount of the proposal made by the winner of the contest is less than the amount allocated for this purpose in the budget by 38%. This results in the amount of KZT 48,500,000 that the Company will have in saving in three years.

Reasons for choosing an external auditor for three years' period are as follows:

First, yearly change of the auditor is fraught with the fact that every new auditor has to issue its conclusion with a remark that they cannot express their opinion concerning trustworthiness of profit&loss, cash flow and capital flow statements.

That is, actually, we are going to have only one of four statements confirmed by the auditor – the balance sheet statements' status of the end of each year. Of course, it will negatively affect investors' and other financial statements users' decisions and will be a signal to rating agencies to decrease Company's credit rating thus increasing borrowed capital cost. International auditing standards include above mentioned proviso reasoning it by the fact that newly appointed auditor is not authorised and appointed to check the balance sheet at the beginning of the reporting year [the balance sheet] being result of accomplished financial activity with its further reflection in past years' records, and accordingly, being an object of previous auditor's review. It is connected with auditing standards demanding the auditor to form its opinion about reliability and trustworthiness of financial statements based on documentary evidences and analytical procedures proving content of all material items of the Company's financial statements.

Second, absence of long-term relations with auditing firm will have a negative effect on any equity issue operations being planned, especially in the US financial market. Practically any such operation needs reception of guarantee letter from the auditing companies that have been involved in financial statements' auditing for previous three years. Getting of such guarantee letters will inevitably subject a client to extra financial and time costs. But, above all, it will have even bigger negative effect on the Company's equity (shares, bonds, bills of exchange etc.) quotation in the international financial market.

Third, to run auditing successfully the auditor should be aware of each client' business peculiarities and should accumulate all business information that adds to time consumption and auditing cost. And it is another reasons to choose the auditor for a longer period of time. According to estimates by the professionals in auditing – effectiveness won by the previous auditor within certain time suffers at its replacement increasing cost incurred by the auditing firm itself and by the client if the same quality of performance as demonstrated by the pervious auditor is claimed. On average, auditing cost was 15% higher if the auditor had been familiar with client's sector, and 25% - when not. Increase in auditing company' labour cost, respectively, leads to rise in auditing cost itself.

Fourth, when an auditor is replaced top-management and all the staff of a company spend more efforts and time providing new auditor with information that was already given to previous one during past years.

Finally, according to study run in 2003 by the US State Accounting Office pursuant to Sarbanes-Oxley Act of 2002, possible disadvantages of frequent changes of auditors such as more risks of auditors' mistakes during the first year of their work due to insufficient knowledge of client's business were mentioned among others. This study also reveals that 90% of listing companies from Fortune1000 and their auditing

committees do not support mandatory change of auditors, i.e. stand their ground for long-term relations with the auditing firm.

Taking into account above objective reasons at choosing a company to audit the Company's financial statements for years 2004-2006 and according to results of the closed bidding contest, Delloit&Toush LP has been found to be the auditing company fully satisfying our requirements.

Chairman Seitimbekov A.A.: Any questions to the reporter?

No questions.

Chairman Seitimbekov A.A.: As to second item on the agenda "Designation of an auditing organization to audit the Company's financial statements for years 2004-2006 the following preliminary resolution is put to the vote:

Pursuant to the Article 36 of the Law of the Republic of Kazakhstan "On joint-stock companies", the extraordinary JSC Kazakhtelecom Shareholders' General Meeting **HAS DECIDED**:

1. to designate Delloit&Toush LP as the auditing organization to audit the Company's financial statements for years 2004-2006 according to results of the closed bidding contest.

If none has any objections, please, put appropriate notes in the bulletins to vote on the issue and pass it to the Accounting Commission.

The Shareholders and their plenipotentiary representatives put appropriate notes in the bulletins. The Members of the Accounting Commission collected the bulletins.

Chairman Seitimbekov A.A.: Mr. Khairat Karibzhanov, Vice-President of JSC Kazakhtelecom, will report on the item 3 of the agenda.

Report by Mr. Karibzhanov:

Representative of the Shareholder (the Agency of the Republic of Kazakhstan on Informatization and Communications) holding the Company's control stock has proposed to bring up the issue on amendment and addition of the Regulations on the JSC Kazakhtelecom Board of Directors aimed at implementation of procedural and substantial measures and optimisation of its [the Board's] activity. Besides, the Company has received from the Board's Chairman a proposal on improvement of the Board's paper work procedures and methods.

In particular, the Agency of the Republic of Kazakhstan on Informatization and Communications has proposed to amend and supplement the Regulations on the JSC Kazakhtelecom Board of Directors with a purpose of prompt adoption and approval by the Board of resolutions at meetings held in absentia, taking into account specific nature of its [the Board's] activity. Presented draft proposes the shareholders to set up clear and precise approval procedure of the Board's decisions at meetings held in absentia. Format of the proposed changes do not affect powers of any Board Member

and solely aimed at elimination of delays in approval of the Company's strategic decisions. Taking into consideration that the Regulations on the JSC Kazakhtelecom Board of Directors were ratified by the General Shareholders Meeting, the following draft amendments and supplements into the Regulations on the Kazakhtelecom Board of Directors initiated by the Agency of the Republic of Kazakhstan on Informatization and Communications are to be considered:

1. New version of paragraph 6 of the Item 59 of the Regulations shall be set forth as follows: "The Members of the Board of Directors shall consider issues brought up in the agenda of the meeting held in absentia within 10 working days of reception of the bulletin. Should the Member of the Board fail to submit its bulletin for absentee voting by deadline, he/she [the Member] is deemed to has abstained from voting on the agenda item ["abstained from voting" resolution]."

Chairman Seitimbekov A.A.: Any questions to the reporter?

Mr.Burnashev I.F.: Proposed draft amendments into the Item 59 of the Regulations on the Kazakhtelecom Board of Directors are as follows: "Should the Member of the Board fail to submit its bulletin for absentee voting by deadline, he/she [the Member] is deemed to has abstained from voting on the agenda item ["abstained from voting" resolution]" **is to replace the old version** stating that "Those Members of the Board of Directors who have handed their bulletins within deadline for the bulletins' to be received shall be deemed to have participated in the voting".

Term "to have abstained from voting" implies that the Board Member who has not submitted its bulletin within deadline nevertheless has participated in the voting notwithstanding the bulletin had not been received for any reason including non-reception or untimely reception of the bulletin by the Board Member, or untimely reception of the bulletin by the Board Meeting's Secretary, loss of signed bulletin by the Board's Secretariat etc.

Amendments to the Regulations on the Kazakhtelecom Board of Directors ("the Regulations") initiated by the General Shareholders Meeting's resolution directly refer and aim at setting up of procedure of decision-making by the Board of Directors through absentee voting.

As per Item 5 Article 58 of the Law of the Republic of Kazakhstan "On joint-stock companies" dated May 13, 2003 (the Law on JSC) procedure of decision-making by the Board of Directors through absentee voting shall be reflected in the Charter. Hence, amendments cannot be inserted into the Regulations. Pursuant to the Law on JSC they [amendments] shall be reflected directly in the Charter, and only then - in the Regulations.

Taking the above into account, I do deem that insertion of amendments into the Regulations by approval of a simple majority vote of the General Meeting contradicts the Law on JSC as the Charter shall contain such amendments and such amendments shall be made in the Charter, in the context of discussion of the agenda item, by resolution of a qualified majority of the total number of Kazakhtelecom voting shares.

We consider the proposed amendments contradicting as well the Article 9 of the current Regulations.

Particularly, Clause 57 of the Regulations states that the decisions of the Board of Directors taken through absentee voting shall be valid provided quorum; it is ascertained by the Charter and the Regulations and necessary to hold the Board Meeting which means presence of 5 of total 7 elected Board Members (see Clause 45 of the Regulations.)

It is unclear how the quorum can be determined during approval of proposed amendments to the Regulations failing completed bulletins for absentee voting.

As we see, the quorum shall be determined either by actual presence of the Board Member at the Meeting or by signed bulletin. The proposed amended version implies that in case of non-receipt of the bulletin within deadline, the Board Member will be deemed to has been attending the meeting and been participating in voting. But, it contradicts Clause 52 of the current Regulations stipulating "Those Members of the Board of Directors who have signed their bulletins for voting shall be deemed to have participated in voting. Any bulletin without signature of the Board Member who has voted shall be declared nullified."

Mandatory signing of the bulletin at decision-making by the Board of Directors without holding a meeting by absentee voting is fixed in Clause 7 of Article 33 of the Kazakhtelecom Charter and in Clause 56 of the current Regulations according to which absentee voting at decision-making by the Board of Directors without holding a meeting shall be made through signing of the bulletin.

Decision by the General Shareholders Meeting taken by qualified majority (3/4) of the total number of voting shares participating in direct voting is needed to change Clause 7 Article 33 of the Kazakhtelecom Charter (sub-clause 1 clause 1 and 2 Article 36 of the Law on joint-stock companies and sub-clause 1 clause 1 and 2 the Article 33 of the Kazakhtelecom Charter).

Draft amendments suggest recognizing of actually absent bulletin to be valid that contradicts Clause 52 and 61 of the Regulations stating that voting bulletins reflecting voting results including those of absentee voting on each issue brought up in the agenda of the Meeting shall be an integral part of the Minutes of the Meeting i.e. shall be attached to the Minutes to show the Board Members' opinions on discussed issues.

A doubt might be cast upon validity of the Minutes of the Meeting lacking its integral part.

Besides, proposed changes contradict as well general principles of voting procedure set by Clause 62 of the Regulations according to which procedure of decision-making by the Board through absentee voting shall be regulated by norms set for procedure of direct voting of the Board Members.

Based on above-mentioned we do deem it inexpedient to accept the amendments to the Regulations at this General Shareholders Meeting before amending the Charter.

As other provisions of the Regulations not requiring any amendments into the Charter can be changed as per sub-clause 17 Clause 1 Article 30 of the Charter by simple majority of the total number of voting shares, we propose, with a purpose of enhancing efficiency of the Board's activity, to supplement the Regulations with standards stipulating undertaking by the Secretaries of the Meeting of control over timely dispatch, signing and reception of bulletins signed by the Board's Members at absentee voting. Taking into account that there are only 7 Members of the Board, we think it not complicated. It is possible to have standard time limits fixed for consideration of the Board's draft documents.

Chairman Seitimbekov A.A.: In this context I have a question to the Representative of the Legal Department attending the Meeting. – Does proposed issue on amendments to the Regulations "On the Board of Directors" contradict the acting legislation?

Mr.Aryngaziev N.U., the Representative of the Legal Department:
From our point of view, in this case we are just discussing details of individual issue of absentee voting procedure. On the whole, in this case the procedure of decision-making by the Board through absentee voting in no way is being affected or changed. Accordingly, decision of amending the Regulations "On the Board of Directors", in our opinion, does not contradict provisions of the acting legislation.

At the same time, let me stress that this is a private opinion of the Representative of the Legal Department, and it cannot affect decision to be made by the Company's shareholders.

Chairman Seitimbekov A.A.: Thus, under the third item of the agenda on amending and supplementing the Regulations "On the Board of Directors" the following preliminary resolution is put to the vote:

To ensure adequate control of the shareholders over the Company's activity in telecommunications services market being liberalised and with a view of optimising the Board's activity, the extraordinary JSC Kazakhtelecom Shareholders' General Meeting **HAS DECIDED**:

to amend and supplement the Regulations "On the Board of Directors" approved by the decision of the Kazakhtelecom General Shareholders Meeting, Minutes #18 dated March 12, 2004, as follows:

1. New version of Paragraph 6 Item 59 of the Regulations shall be set forth as follows: "The Members of the Board of Directors shall consider issues brought up in the agenda of the Meeting held in absentia within 10 working days of reception of the bulletin. Should the Member of the Board fail to submit its bulletin for absentee voting by the deadline, he/she [the Member] is deemed to has abstained from voting on the agenda item ["abstained from voting" resolution]."

Mr.Burnashev N.F.: Please, enter into the Minutes that we are going to vote "against" as we do deem that the given decision shall be taken by the qualified

majority vote. In this connection we reserve a possibility to pursue legal procedures necessary to protect my rights as a shareholder.

The Shareholders and their plenipotentiary representatives put appropriate notes in the bulletins. The Members of the Accounting Commission collected the bulletins.

Chairman Seitimbekov A.A.: Mr. Khairat Karibzhanov, Vice-President of JCK Kazakhtelecom, will report on item 4 of the agenda.

Report by Mr. Karibzhanov:

By a letter # 11923 dated November 17, 2004 of the Department on architecture and town planning of Astana city notified the Company on numbering change of buildings located along the Abay ave. in Astana city.

The existing legal address of the Company stated in its constituent documents is fixed as Abay Ave., 61, Saryarka district, Astana city, the Republic of Kazakhstan, 473000".

In this context, taking into account allocation of new #31 to the building occupied by the Company, appropriate amendments and supplements should be made in the Charter of the Company.

Decision of the General Shareholders Meeting concerning making amendments and supplements in the Company's Charter shall be taken by resolution of the qualified majority of the total number of Kazakhtelecom voting shares.

Chairman Seitimbekov A.A.: Thus, under the fourth item of the agenda on amending and supplementing the Company's Charter the following preliminary resolution is put to the vote:

to support and arrange current activity of the Company the extraordinary JSC Kazakhtelecom Shareholders' General Meeting **HAS DECIDED**:

1. to amend and supplement the Regulations "On the Board of Directors" approved by the decision of the Kazakhtelecom General Shareholders Meeting, Minutes #18 dated March 12, 2004, as follows:
    1) to replace "61" with "31" in Clauses 3-4 Article 1 of the Charter.

2. to empower Mr. Aben Bektasov to arrange registration of amendments and supplements to be made in the Company's Charter with institutions of justice of the Republic of Kazakhstan reserving his right to transfer the trust to the third persons.

If none has any objection, please, put appropriate notes in the bulletins to vote on the issue and pass it to the Accounting Commission.

The Shareholders and their plenipotentiary representatives put appropriate notes in the bulletins. The Members of the Accounting Commission collected the bulletins.

5 min break.

Chairman Seitimbekov A.A.: Chairman of the Accounting Commission will be given a permission to speak on voting results.

Mr.Bekteleuov, Chairman of the Accounting Commission:

(The Minutes of the Meeting of the Accounting Commission of the Kazakhtelecom General Shareholders Meeting on the result of the voting under item 1 of the Kazakhtelecom General Shareholders Meeting's agenda dated December 24, 2004).

At accounting of the results of voting by show under the item 1 "On changing of the Board of Directors composition the votes were distributed as follows:

The "**FOR**" votes totalled 9,753,715 votes - making 89.3% of the total number of participating votes.
The "**AGAINST**" votes totalled 0 votes - making 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totalled 0 - making 0% of the total number of participating votes.

To take this decision under the item majority vote is needed.

As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus, pursuant to the Resolution #791 of the Government of the Republic of Kazakhstan as of July 26, 2004 and following Clause 5 of the Article 55 of the Law "On joint-stock companies" the extraordinary JSC Kazakhtelecom Shareholders' General Meeting **HAS DECIDED**:

1. To select on a vacant post of the JSC "Kazakhtelecom's" Board of directors' member for the unexpired term of power Sagintaev Bakytzhan Abdirovich- the Republic of Kazakhstan's Chairman of Agency on regulation of natural monopolies and Burnashev Nadir Fuatovich - the General director of "Казкоммерц Секьюритиз"...

Chairman Sejtimbekov A.A.: The word for announcement of voting results on the second item of the Agenda is given to the Accounting commission's chairman.

Chairman of the Accounting commission Bekteleuov D.A.:
(the Protocol of the JSC "Kazakhtelecom's" shareholders Accounting commission's extraordinary General meeting by results of voting on Agenda's item №2 of the extraordinary shareholders's General meeting as of December 24, 2004).
At summarizing the voting results on the second item "Definition of the auditor's organization which are carrying out the financial reporting audit of a society on 2004-2006" votes were distributed as follows:

9 753 715 votes that makes 89,3 % from the common number of the present voices are pro sent;

0 votes that makes 0 % from the common number of the present votes are contra sent;

"abstained" 0 votes that makes 0 % from the common number of the present votes;

For decision-making on the given item the majority of votes is required.
By voting results the **Decision Is accepted Unanimously**.

Chairman Sejtimbekov A.A.:

Thus, in accordance with subitem 6 of item 1 Article 36 "About the joint-stock companies" of the Republic of Kazakhstan, the JSC " Kazakhtelecom's " shareholders extraordinary General meeting has decided:

1. On results of the closed contest to assign the " Делойт и Туш "Ltd. as the auditor organization for carrying out of the financial reporting audit of JSC "Kazakhtelecom" for 2004-2006.

Chairman Sejtimbekov A.A.: The word is given to the Accounting commission's Chairman for announcement of voting results on the Agenda's third item.

Chairman of the Accounting commission Bekteleuov D.A.

(the Protocol of the JSC "Kazakhtelecom's" shareholders Accounting commission's extraordinary General meeting by results of voting on Agenda's item №3 of the extraordinary shareholders's General meeting as of December 24, 2004).

At summarizing the voting results on the second item "About modifications and additions into the Provision about the JSC"Kazakhtelecom's" "Board of directors" votes were distributed as follows:

6 068 265 votes that makes 62,2 % from the common number of the present voices are pro sent;

3685450 votes that makes 37,8 % from the common number of the present voices are contra sent;

"abstained" 0 voices that makes 0 % from the common number of the present votes are sent;

For decision-making on the given item the majority of votes is required.
By voting results the **Decision Is accepted by the Majority vote**.

The Chairman Sejtimbekov A.A.:

Thus, with a view of maintenance of the control over the JSC "Kazakhtelecom's" shareholders over the activity of the Society in conditions of liberalization of the telecommunications' service market, and also optimization of the Board of directors' activity, the JSC "Kazakhtelecom's" shareholders extraordinary General meeting has Decided:

To bring "About board of directors of joint-stock company "Kazakhtelecom" to Position, authorized by the decision of the JSC " Kazakhtelecom's" shareholders General meeting, Protocol №18 as of 12.03.04г., the following changes and additions:
1. Paragraph 6 of item 59 of Position to be reworded as follows: "The Board of directors' Members are obliged to considerthe items included in the agenda of

correspondence session within 10 working days from the date of reception of the bulletin. In a case of non-presentation of the bulletin for an absentee ballot by a member of Board of directors to a target date, it is considered, that it has voted on an item of the agenda with the resolution "abstained" "

Chairman Sejtimbekov A.A.: The word is given to the Accounting commission's Chairman for announcement of voting results on the Agenda's fourth item.

Chairman of the Counting commission Bektleusov D.A.:
(the Protocol of the JSC "Kazakhtelecom's" shareholders Accounting commission's extraordinary General meeting by results of voting on Agenda's item №4 of the extraordinary shareholders's General meeting as of December 24, 2004)

At summarizing the voting results on the second item " About modifying and addition in the Charter of the JSC"Kazakhtelecom" votes were distributed as follows:

- 9 753 715 votes that makes 89,3 % from the common number of the present voices are pro sent;
- 0 votes that makes 0 % from the common number of the present voices are contra sent;
- "abstained" 0 votes that makes 0 % from the common number of the present voices are sent.

For decision-making on the given item the qualified majority of votes is required.
By voting results the **Decision Is accepted** unanimously 89,3 % of shares that makes a qualified majority of voices from the common number of shares of the Society.

Chairman Sejtimbekov A.A.

Thus, with a view of maintenance and organization of the current activity of the Society an extraordinary General meeting of JSC "Kazakhtelecom's" shareholders " Has solved:

1. To bring to the JSC "Kazakhtelecom's" Charter, the Protocol № 18 as of 12.03.04., the following changes and additions:

   1) In items 3-4 article 1 of the Charter figure " 61 " to replace with figure " 31 "

2. To commission Bektasov Aben Agybaevich, the President of the JSC "Kazakhtelecom", on carrying out of registration of brought changes and additions in the Charter of JSC "Kazakhtelecom " in judicial authorities of the Republic of Kazakhstan with the right of subcontract to the third parties.

Chairman Sejtimbekov A.A.: All questions included in the Agenda of the extraordinary shareholder meeting, are discussed. What remarks, offers on conducting assembly will be? Is not present? Then, allow, to consider closed this extraordinary General meeting of JSC" Kazakhtelecom's " shareholders. Thanks for participation. Good-bye.

Chairman of the General meeting	**A.Sejtimbetov**
Chairman the General meeting	**E.Zhazykbaev**
Chairman of the Counting commission	**D.Bektleuov**
Members of the Counting commission	**B.Abdykalykov**

E.Alzhanov
H.Madiev

Representatives of the Shareholder owning of 5 and more % voting shares **N.Burnashev**

Explanation of refusal of signing the report

I am, Burnashev N.F., operating as the large shareholder – company's representative of a Central Asian Industrial Holding N.V. on General meeting of JSC "Kazakhtelecom's" Shareholders, taken place in Astana on December 24, 2004. ("General meeting of Shareholders"), and, possessing power on signing the report of General meeting Shareholders ("Report"), according to Item 4 Article 52 "About the joint-stock companies" of the Republic of Kazakhstan has refused signing the Report for the following reasons:

1. In the Report the deformed name of Central Asian Industrial Holding N.V company is repeatedly used. As The shareholder of JSC "Kazakhtelecom" (with 3,4 and a trace.);
2. In the report also it is incomplete and not quite correctly submitted the maintenance of my performance on point 4 "About entering the Changes and additions in Position "About JSC "Kazakhtelecom's" Board of directors" of the Agenda of General meeting of Shareholders. The original text of the specified performance is applied as the Appendix 1 to the present(true) document.

As the additional explanatory I think it's necessary to note once again, that brought by the decision of General meeting of Shareholders in Position "About JSC Kazakhtelecom's Board of directors " " ("Position") changes ("Change") directly concern the method of adoption of the Board of directors' decision by means of absentee ballot and are directly directed on an establishment of the method of adoption to Board of directors of the judgments by default.

According to Item 5 Article 58 " About joint-stock companies" of the Republic of Kazakhstan from May, 13 2003г. (the Law on joint-stock companies) the method of adoption of board of directors' decisions of a society by means of absentee ballot should be reflected in the Charter of a society. Thus, Changes could not be brought in Position. According to the Law on joint-stock companies they should be reflected directly in the text of the Charter, and only after that Changes were subject to inclusion in Position.

Considering above-stated, I think, that Modification in Position by simple majority of voices of General meeting, contradicted to the Law on joint-stock companies as such Changes should contain in the Charter and should be brought in the Charter within the framework of consideration of the agenda's corresponding question under the decision of qualified majority from all voting shares of JSC "Kazakhtelecom".

The signature
Date: 31.12.2004

N.Burnashev's objections on agenda's point №4 "About modification and additions in Position " About JSC "Kazakhtelecom's"Board of directors.

The project of Changes in item 59 of Position " About JSC "Kazakhtelecom's" board of directors" offers, that "in case of non-presentation by Board of directors' member of the bulletin for absentee ballot to a target date, to consider its voted on a question of the agenda with the resolution "abstained", instead of the old edition establishing, that "taken part in voting the members of the Board of directors given the bulletins not later of the established date closed of reception of bulletins " are considered.

The term "abstained" the board of directors' member which was not given the bulletin means in time, that he has taken part in voting in spite of the fact that not receipt of the bulletin can take place for any reasons, including owing to non receipt or untimely reception certifying as loss by the secretary of session of Board of directors, etc.

Brought by the decision of General meeting of Shareholders in Position "About" Kazakhtelecom's" Board of directors ("Position") changes ("Change") directly concern the *method of the decision's adoption* of Board of directors by means of absentee ballot and are directly directed on an establishment of the method of adoption to Board of directors of the judgments by default.

According to Item 5 Article 58 " About joint-stock companies" of the Republic of Kazakhstan from May, 13 2003r. (the Law on joint-stock companies) the method of adoption of board of directors' decisions of a society by means of absentee ballot should be reflected in the Charter of a society. Thus, Changes could not be brought in Position. According to the Law on joint-stock companies they should be reflected directly in the text of the Charter, and only after that Changes were subject to inclusion in Position.

Considering above-stated, I think, that Modification in Position by simple majority of votes of General meeting, contradicted to the Law on joint-stock companies as such Changes should contain in the Charter and should be brought in the Charter within the framework of consideration of the agenda's corresponding question under the decision of qualified majority from all voting shares of JSC "Kazakhtelecom".

We think offered changes also contradicting to section 9 of a valid Provision.

In particular, by Position's item 57 it is established, that the decisions of Board of directors accepted by correspondence voting are valid at observance of the quorum necessary for carrying out of Board of directors' session, established by the Charter and Position that if it is present 5 of 7 elected members of Board of directors... at session (see Position's item 45).

It is not clear at the statement of changes offered in Position as the quorum will be defined at the filled bulletins' absence for correspondence voting.

On our understanding, the quorum should be defined on actual presence of a Board of directors' member at the session, or by the signed bulletin. In the offered edition of changes it is meant, that at not receipt of bulletin in time, Board of directors' member will be considered as present at the session and taken part in voting. However it contradicts item 52 of a valid provision according to which " **the board of directors' members which has put the signature on the bulletin for voting are considered as taken part in voting. Unsigned voting paper of a voted**

Board of directors' member is considered void ". Compulsion of signing of the bulletin at Board of directors' decision-making without carrying out of session by correspondence voting is fixed in JSC "Kazakhtelecom's" Charter item 7 Article 33, and also in item 56 of a valid Provision according to which correspondence voting at decision-making Board of directors without carrying out of session should be carried out by signing the bulletin.

For change of Kazakhtelecom's" Charter item 7. Article 33 it is necessary the resolution of the general meeting of the shareholders accepted qualified (3/4) by a majority from the common number of voting shares of a society, participating in internal voting (subit.1.it.1. and item 2. of an Article 36 "About joint-stock companies", participating in internal voting both subit.1.it.1. and it 2 Article 33 the JSC" Kazakhtelecom's" Charter).

The project of changes suggests us to recognize valid actually absent bulletin that contradicts to the Position's item 52.61 in which it is specified, that bulletins for voting in which results of voting are reflected, including correspondence, on each question of the agenda of session, should be an integral part of the report of session, that is be applied to the report for reflection of the opinion of Board of directors's member on the considered questions. The validity of the report of session can be put under doubt at absence of its integral part.

Besides offered changes contradict also to the general principle of carrying out of the voting, established by Position's item 62 according to which procedure of decision-making by Board of directors by means of correspondence voting is adjusted on the norms established for carrying out of internal voting of Board of directors' members.

On the basis of above-stated, think inexpedient to make a decision on a point of acceptance of changes in Position on the given general meeting before modification of the Charter's articles.

In connection that other Positions which are not demanding modification of articles of association, agrees подп.17 item 1. of an item 30 of the Charter, can be changed on General meeting of shareholders by working majority of voices from total of voting shares of the Society, we suggest for effectivization and efficiency of work of Board of directors to add Position by the norms providing a duty of secretaries of session to supervise duly delivery, signing and return receipt of the signed bulletins by members of Board of directors at correspondence voting. Taking into account, that members of Board of directors only 7, we count it not complex(difficult). It is possible to establish also typical terms of consideration of projects of documents Board of directors.

Explanatories of the fact of unsigned JSC "Kazakhtelecom's" OSI Report on the part of the representative of the shareholder owning in 5 and more percent of shares.

By results of carrying out OSI to the representative of the private shareholder of JSC "Kazakhtelecom" Burnashevu N.F. the Report of proceedings at a meeting for signing has been directed. Burnashev N.F. has refused to sign the Report, having presented explanations of refusal of signing the Report (ref. № 998 as of 31.12.04) on the basis of that after modification in the document, the Report has been transferred to the representative of the private shareholder repeatedly then it is returned unsigned on the part of the the private shareholder's representative back in JSC "Kazakhtelecom"

Secretary OSI E.Zhazykbaev

ПРОТОКОЛ №21
внеочередного Общего собрания акционеров
Акционерного общества «Казахтелеком»

Наименование и местонахождение исполнительного органа:	**Правление АО «Казахтелеком», г.Астана, пр-кт Абая 61**
Дата, место и время проведения:	**24 декабря 2004г., 15.00 часов, г. Астана, пр. Абая, 61, зал заседаний АО «Казахтелеком»**

Собрание открывает Вице-президент АО "Казахтелеком" Карибжанов Х.С.

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 8 ноября 2004 г. №29 на сегодня, 24 декабря 2004 г., на 15.00 часов назначено внеочередное Общее собрание акционеров АО «Казахтелеком».

В соответствии со ст. 45 Закона РК «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решение, если на момент окончания регистрации участников собрания для участия в нем зарегистрированы акционеры или их представители, включенные в список акционеров, владеющие в совокупности 50 и более % голосующих акций Общества.

На внеочередном Общем собрании, в соответствии с протоколом №1 заседания Секретариата Общего собрания акционеров от 24 декабря 2004 года, по состоянию на 14.00 часов, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 753 715 голосами, что составляет 89,3 % от общего количества голосов.

Таким образом, кворум, необходимый для проведения собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым.**

В работе Собрания принимают участие акционеры Общества и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать (поднятием руки)?

Проголосовали единогласно.

Таким образом, внеочередное Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставлено **Бектелеуову Д.А.** - Начальнику отдела планирования и мониторинга инвестиций Департамента проектного финансирования АО "Казахтелеком".



Бектелеуов Д.А.: *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Вице-Президент АО "Казахтелеком" Карибжанов Х.С.: Для проведения собрания необходимо избрать Председателя и Секретариат собрания, руководитель которого будет выполнять функции Секретаря собрания, а также Счетную комиссию.
Есть предложение избрать:
а) Председателем Собрания **Сейтимбекова Ардака Аскаровича-** Директора Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.
Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру (поднятием руки).
Проголосовали единогласно.
б) Секретариат в следующем составе: **Жазыкбаев Ерлан Алибекович** – Директор Департамента проектного финансирования - Секретарь собрания; **Стамбеков Руслан Хизятович** - Главный менеджер Службы внешних связей; **Цапордей Людмила Ивановна** - Менеджер Юридического департамента. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).
Проголосовали единогласно.
в) Счетную комиссию в следующем составе: **Бектелеуов Дархан Аблканович** - начальник отдела планирования и мониторинга инвестиций Департамента проектного финансирования - Председатель Счетной комиссии; **Абдыкалыков Булат Катшитбекович-** Руководитель Службы внешних связей; **Альжанов Еркебулан Турлыбекович** - Представитель независимого регистратора Общества ТОО «Реестр-сервис», **Мадиев Хасен Каримович** - менеджер Департамента проектного финансирования.
Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).
Проголосовали единогласно.
В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Собрания Сейтимбекова Ардака Аскаровича - Директора Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.
2. Избрать Секретариат внеочередного Общего собрания акционеров в составе: Жазыкбаев Ерлан Алибекович - Секретарь собрания; Стамбеков Руслан Хизятович; Цапордей Людмила Ивановна.
3. Избрать Счетную комиссию Общего собрания в составе: Бектелеуов Дархан Аблканович - Председатель Счетной комиссии; Абдыкалыков Булат Катшитбекович, Альжанов Еркебулан Турлыбекович, Мадиев Хасен Каримович



Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Бурнашев Н.Ф.- представитель компании Central Asian Industrial Holding N.V.: Прошу занести в Протокол факт недопущения к работе собрания Счетной комиссией миноритарного акционера компании AIG Silk Road Capital Management, в связи с отсутствием в Реестре акционеров по состоянию на 24.11.2004, а также отсутствием выписки с Лицевого счета, выданного номинальным держателем, подтверждающего право собственности на простые именные акции.

Далее ведение внеочередного Общего собрания акционеров осуществляет **Председатель собрания – Сейтимбеков А.А.**

Председатель Сейтимбеков А.А. : Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня внеочередного Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях («Казахстанская правда» №255 и «Егемен Казахстан» № 275 от 9 ноября 2004 года) и состояла из следующих вопросов:

1. Об изменениях в составе Совета директоров АО "Казахтелеком".
2. Определение аудиторской организации, осуществляющей аудит финансовой отчетности Общества 2004 - 2006 г.г.;

В соответствии с п.1 ст.43 Закона Республики Казахстан "Об акционерных обществах", Агентство Республики Казахстан по информатизации и связи, являясь уполномоченным представителем крупного акционера - государства, предложило дополнить повестку дня собрания (письмо №7-1/5720 от 3.11.2004 г.) вопросами, затрагивающими внесение изменений в Устав Общества и Положение о Совете директоров.

В связи с чем, были сформулированы вопросы, и повестка дня собрания дополнилась а) вопросом №3 "О внесении изменений и дополнений в Устав АО "Казахтелеком" б) вопросом №4 "О внесении изменений и дополнений в Положение "О Совете директоров АО "Казахтелеком".

В установленном порядке акционеры Общества извещены о таком дополнении повестки дня внеочередного общего собрания акционеров через средства массовой информации ("Казахстанская правда" от 2 декабря 2004 года и "Егемен Казахстан" от 1 декабря 2004 года).

Таким образом, повестка дня с учетом внесенных дополнений состоит из следующих вопросов:

1. Об изменениях в составе Совета директоров АО "Казахтелеком";
2. Определение аудиторской организации, осуществляющей аудит финансовой отчетности Общества 2004 - 2006 г.г.;
3. "О внесении изменений и дополнений в Устав АО "Казахтелеком";
4. "О внесении изменений и дополнений в Положение "О Совете директоров АО "Казахтелеком".



Также поступило предложение от миноритарного акционера Общества компании AIG Silk Road Capital Management (письмо от 26 ноября 2004 года, без номера) и ТОО "Meridian Capital", действующего от имени крупного акционера компании Central Asian Industrial Holding N.V. (письмо от 13 декабря 2004 года №26) дополнить повестку дня собрания вопросом "О возмещении Правительством убытков, причиненных Обществу в связи с изменением условий Лицензии".

Статьей 43 Закона РК "Об акционерных обществах" предусмотрено, что повестка дня может быть дополнена лишь крупным акционером или Советом директоров при условии обязательного извещения акционеров Общества о таких дополнениях не позднее, чем за 15 дней до даты проведения собрания. При этом, письмо от крупного акционера поступило за 11 дней до даты проведения собрания. Соответственно, ввиду несоблюдения сроков, предусмотренных статьей 43 Закона РК "Об акционерных обществах", дополнение повестки дня на основании письма ТОО "Meridian Capital", действующего от имени крупного акционера компании Central Asian Industrial Holding N.V., является невозможным.

В соответствии с пунктом 4 статьи 43 Закона РК "Об акционерных обществах" дополнить повестку дня указанным вопросом можно также непосредственно на собрании акционеров, если за внесение вопроса проголосовало большинство акционеров, участвующих в Общем собрании акционеров и владеющих в совокупности не менее чем 95 % голосующих акций Общества.

Как уже было сказано, на данном внеочередном Общем собрании, в соответствии с протоколом №1 заседания Секретариата Общего собрания акционеров от 24 декабря 2004 года, по состоянию на 14.00 часов, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 753 715 голосами, что составляет 89,3 % от общего количества голосов.

С учетом изложенного и на основании пункта 4 статьи 43 Закона Республики Казахстан "Об акционерных обществах", дополнить повестку дня собрания вопросом №5 "О возмещении Правительством убытков, причиненных Обществу в связи с изменением условий Лицензии" не представляется возможным.

Бурнашев Н.Ф. -представитель компании Central Asian Industrial Holding N.V.:
Сожалею, что вопрос №5 не удалось вынести на собрание акционеров.
Миноритарный акционер компания AIG Silk Road Capital Management и акционер компания Central Asian Industrial Holding N.V. считает необходимым рассмотреть этот вопрос, в связи с односторонним расторжением условий лицензии Правительством РК. При этом ранее Правительство РК гарантировало неизменность условий лицензии.
Также по повестке дня, предлагаем снять с рассмотрения вопрос «О внесении изменений и дополнений в положение «О Совете директоров» (далее - Положение об СД). Считаем, что вносить подобные изменения нецелесообразно и повышение эффективности работы можно решить в рамках действующего Положения об СД.
При этом, полагаем, что при внесении таких изменений в положение о СД, необходимо также внести соответствующие изменения и в Устав Общества, что в свою очередь потребует принятия решения квалифицированным большинством голосов, присутствующих на собрании.
В противном случае, оставляем за собой право осуществления юридических действий.
Вице-президент Карибжанов Х.С.:



Мы, являясь, исполнительным органом лишь констатируем факты, действуя в рамках законодательства.
Решение о внесении или снятии вопроса принимают акционеры посредством голосования.

Председатель Сейтимбеков А.А.: Предлагаю поменять местами вопрос №3 и вопрос №4 и проголосовать за повестку дня.

Таким образом, ставится на голосование следующая повестка дня собрания, которая состоит из следующих вопросов (для удобства вопросы №3 и №4 поменяли местами):



1. Об изменениях в составе Совета директоров АО "Казахтелеком";
2. Определение аудиторской организации, осуществляющей аудит финансовой отчетности общества 2004 - 2006 г.г.;
3. "О внесении изменений и дополнений в Положение "О Совете директоров АО "Казахтелеком".
4. "О внесении изменений и дополнений в Устав АО "Казахтелеком";

Кто «за» предложенную Повестку дня? Прошу голосовать поднятием руки.
- **«ЗА»** подано 6 068 265 голосов, что составляет 62,2% от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 3 685 450 голосов, что составляет 37,8 % от общего числа присутствующих голосов.

Решение принято большинством голосов.
Таким образом, **внеочередное Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению первого вопроса повестки собрания.

Председатель собрания Сейтимбеков А.А. :

Итак, слово для доклада по первому вопросу повестки дня предоставляется Вице-президенту АО "Казахтелеком" Карибжанову Хайрату Салимовичу.

Выступление Карибжанова Х.С.:



В соответствии с Постановлением Правительства Республики Казахстан от 26 июля 2004 года № 791, в состав членов Совета директоров АО "Казахтелеком" вместо Масимова К.К. - помощника Президента РК предложена кандидатура Сагинтаева Бакытжана Абдировича - Председателя Агентства РК по регулированию естественных монополий. Руководствуясь вышеуказанным Постановлением Правительства и на основании п.4 статьи 55 Закона РК "Об акционерных обществах", Масимов К.К. уведомил Совет директоров Общества о досрочном прекращении своих полномочий члена Совета директоров Общества (исх.№05-2/4 от 6.08.2004).

Далее, в адрес Общества поступило уведомление о прекращении полномочий члена Совета директоров Абдразакова Е.С.

На эту вакантную должность, акционером Общества Central Asian Industrial Holding N.V. был рекомендован Бурнашев Надир Фуатович-Генеральный директор "Казкоммерц Секьюритиз".

В соответствии с пунктом 5 статьи 55 Закона РК "Об акционерных обществах", в случае досрочного прекращения полномочий члена Совета директоров избрание нового члена Совета директоров осуществляется на общем собрании акционеров простым большинством голосов от общего числа голосующих акций, представленных на общем собрании акционеров Общества.

На основании п.п.5 п.1 статьи 36 Закона Республики Казахстан «Об акционерных обществах», вопрос избрания и прекращения полномочий членов Совета директоров относится к исключительной компетенции Общего собрания акционеров.

Таким образом, необходимо решить вопрос об избрании новых членов Совета директоров АО «Казахтелеком».

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику ?

Вопросов нет

Председатель Сейтимбеков А.А.: Итак, по первому вопросу "Об изменениях в составе Совета директоров АО "Казахтелеком" ставится на голосование следующий проект решения:

В соответствии с Постановлением Правительства Республики Казахстан от 26 июля 2004 года №791, руководствуясь статьей 55 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров РЕШИЛО:

1. Избрать на вакантные должности членов Совета директоров АО "Казахтелеком" на оставшийся срок полномочий Сагинтаева Бакытжана Абдировича-Председателя Агентства Республики Казахстан по регулированию естественных монополий и Бурнашева Надира Фуатовича-Генерального директора "Казкоммерц Секьюритиз".

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А.: Слово для доклада по второму вопросу повестки дня предоставляется Главному бухгалтеру-Директору Департамента бухгалтерского учета и отчетности Узбаханову Тимуру Николаевичу.



Выступление Узбаханова Т.Н.

На период, начиная с 2004 года АО «Казахтелеком» не имеет определенного Общим собранием акционеров внешнего аудитора. Ранее, аудит финансовой отчетности 2001 – 2003 г.г. проводился ТОО «Делойт и Туш» в соответствии с решением Общего собрания акционеров ОАО «Казахтелеком» от 7 августа 2001 года.

Статьей 36 Закона РК «Об акционерных обществах», вопрос определения аудитора отнесен к исключительной компетенции Общего собрания акционеров. При этом, являясь Акционерным обществом, контрольный пакет акций, которого принадлежит Государству, АО «Казахтелеком» обязано соблюдать все требования Закона Республики Казахстан от 16 мая 2002 года «О государственных закупках».

Для рассмотрения вопроса об определении аудитора на 2004 – 2006 года на Общем собрании акционеров с учетом требований Закона РК "О государственных закупках", АО «Казахтелеком» провело закрытый конкурс по выбору аудитора и закупке услуг на проведение ежегодного аудита финансовой отчетности на 2004-2006 г.г. среди аудиторских фирм, утвержденных Приказом Министра финансов Республики Казахстан от 5 апреля 2001 года N 173 «Об утверждении списков аудиторских организаций и кредитных рейтинговых агентств»:

ТОО "Делойт и Туш"
ТОО "КПМГ Жанат"
ТОО "ПрайсуотерхаусКуперс"
ТОО "Эрнст энд Янг".

Конкурсные заявки на участие представили все приглашенные к участию аудиторские организации.

Конкурсные заявки потенциальных поставщиков ТОО «КПМГ Жанат», в силу отсутствия сертификата АССА партнера/менеджера проекта (одно из требований конкурсной документации) и ТОО «Эрнст энд Янг», не внесшего обеспечения конкурсной заявки в полном объеме, указанном в конкурсной документации, были отклонены, в соответствии с требованиями члена конкурсной комиссии от Юридического департамента АО "Казахтелеком", как несоответствующие требованиям Конкурсной документации и квалификационным требованиям, предъявленным к потенциальным поставщикам. От ТОО «КПМГ Жанат» по этому поводу поступило письмо, которое вместе с ответом на него Председателя конкурсной комиссии Бектасова А.А., приложено к материалам Общего собрания акционеров.

Конкурсная заявка ТОО «Делойт и Туш» на ежегодную сумму 25,935,000 тенге была признана конкурсной комиссией победившей. Потенциальным поставщиком, предложения которого признаны предпочтительными после предложения победителя конкурса, является ТОО «ПрайсуотерхаусКуперс» с заявленной ежегодной суммой 33,913,000 тенге.

Следует отметить, что в операционном бюджете Общества на 2004 год, утвержденном Советом директоров Общества (как то требуется статьей 53 Закона РК "Об акционерных обществах") на проведение аудита была заложена сумма 42,100,000 тенге, основанная на стоимости услуг аудиторов по аудиту финансовой отчетности за 2003 год. Как видно - предложение победителя конкурса меньше заложенной в бюджете суммы на 38%. Что в целом за три года принесет экономию Обществу в размере 48,500,000 тенге.



Обоснование выбора внешнего аудитора на три года:

Во-первых, ежегодная смена аудитора чревата тем, что каждый новый аудитор будет выдавать аудиторское заключение с оговоркой о том, что он не может выразить мнение по достоверности отчета прибылей и убытков, отчета о движении денежных средств, отчета о движении капитала.

То есть практически мы будем иметь подтвержденную аудитором только одну из четырех составных форм финансовой отчетности - баланс по состоянию на конец каждого года. Это, естественно, негативным образом повлияет на решения инвесторов и иных пользователей финансовой отчетности, также это послужит сигналом для рейтинговых агентств для снижения кредитного рейтинга Общества, и как следствие увеличение стоимости заемного капитала. Вышеуказанная оговорка аудиторов входит в международные стандарты аудита, и причиной её служит то, что вновь назначенный аудитор не уполномочен и не назначен проверить баланс на начало аудируемого года, который является следствием совершения финансово-хозяйственных операций и их отражения в учете прошлых лет и, соответственно, объектом предыдущего аудитора. Это связано с требованиями стандартов аудита, о том, что аудитор должен сформировать своё мнение о достоверности финансовой отчетности основываясь на документальных свидетельствах и аналитических процедурах, подтверждающих содержание всех материальных статей финансовой отчетности компании.

Во-вторых, отсутствие долгосрочных отношений с аудиторской фирмой негативно повлияет на любые планируемые операции по выпуску ценных бумаг, особенно на финансовом рынке США. Практически любая такая операция требует получение писем-поручительств от аудиторских компаний, вовлеченных в аудит отчетности за предыдущие три года. Получение таких писем-поручительств неизбежно приведет к дополнительным затратам времени и финансовых ресурсов для клиента. Но в гораздо большей мере негативный эффект этого отразится на котировках ценных бумаг Общества (акции, бонды, векселя и проч.) на международных финансовых рынках.

В-третьих, одной из причин выбора аудитора на более длительный срок является то, что для проведения аудита необходимо глубокое знание специфики каждого клиента и затрачивается значительная часть времени на накопление информации о ее деятельности, что также влияет на стоимость аудита для компании. Расчеты профессионалов в области аудита показывают, что эффективность, наработанная в течение времени предыдущим аудитором, теряется при его смене, увеличивая таким образом затраты аудиторской фирмы и самого клиента, если аудиторская фирма должна как минимум демонстрировать такое же качество работы, как и предыдущая фирма. В среднем затраты на проведение аудита были на 15% выше в случае с клиентом из знакомой для аудиторской фирмы отрасли, и на 25% - в случае с неизвестной отраслью. Увеличение трудозатрат аудиторской компании соответственно приводит к увеличению стоимости проведения аудита.

В-четвертых, при смене аудитора руководство компании и весь персонал компании затрачивает намного больше усилий и времени на предоставление информации новому аудитору, которая уже была предоставлена в прошлые годы предыдущему аудитору.



Наконец, по результатам исследований, проведенным в 2003 г. Офисом по государственному бухгалтерскому учету США в соответствии с Актом Сарбанес-Оксли 2002 г. были отмечены такие потенциальные недостатки частой смены аудиторов, как увеличенный риск ошибки аудиторов в первый год работы в силу недостаточности знания клиента. Данное исследование также показало, что примерно 90% листинговых компаний и их аудиторских комитетов из списка Форчун 1000 не поддерживают обязательную смену аудиторов, т.е. стоят за долгосрочные отношения с аудиторской фирмой.

Таким образом, учитывая все перечисленные выше объективные причины при выборе аудитора финансовой отчетности Общества на 2004-2006 г.г., также итоги проведенного закрытого конкурса, ТОО "Делойт и Туш" является аудиторской организацией, которая максимально отвечает предъявляемым требованиям.

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику?

Вопросов нет.

Председатель Сейтимбеков А.А. : Итак, по второму вопросу повестки дня "Определение аудиторской организации, осуществляющей аудит финансовой отчетности общества 2004 - 2006 г.г" ставится на голосование следующий проект решения:

В соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:

1. По итогам проведенного закрытого конкурса определить компанию ТОО «Делойт и Туш» в качестве аудиторской организации для проведения аудита финансовой отчетности Общества за 2004-2006 г.г.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А.: Слово для доклада по третьему вопросу повестки дня предоставляется Вице-президенту АО «Казахтелеком» Карибжанову Хайрату Салимовичу.

Выступление Карибжанова Х.С.:

По предложению представителя акционера, владеющего контрольным пакетом акций Общества (АИС РК), в повестку дня внеочередного Общего собрания акционеров, намеченного на 24 декабря 2004г., включен вопрос о внесении изменений и дополнений в Положение о Совете директоров АО «Казахтелеком», направленных на осуществление процедурных и содержательных мер и оптимизацию деятельности данного органа Общества. Кроме того, в Общество поступило предложение от



Председателя Совета директоров по вопросу совершенствования процедуры и порядка осуществления делопроизводства в Совете директоров. В частности, Агентством Республики Казахстан по информатизации и связи предлагается внести изменения и дополнения в Положение «О Совете директоров АО «Казахтелеком», направленные на ускорение принятия и согласования решений Советом директоров, с учетом специфики его деятельности, при проведении заседаний в заочной форме. Представленный проект предлагает акционерам установить четкую процедуру согласования решений Совета директоров при проведении заочных заседаний. Формат предлагаемых изменений не затрагивает полномочий каждого из членов Совета директоров и направлен исключительно на устранение задержек при согласовании стратегических решений Общества. Принимая во внимание, что Положение о Совете директоров АО «Казахтелеком» утверждено Общим собранием акционеров, вносится на рассмотрение следующий проект изменений и дополнений в Положение «О Совете директоров АО «Казахтелеком», инициированный Агентством Республики Казахстан по информатизации и связи:

1. Абзац 6 пункта 59 Положения изложить в новой редакции: «Члены Совета директоров обязаны рассматривать вопросы, включенные в повестку дня заочного заседания в течении 10 рабочих дней со дня получения бюллетеня. В случае непредоставления членом Совета директоров бюллетеня для заочного голосования к установленному сроку, считается, что он проголосовал по вопросу повестки дня с резолюцией «воздержался».

Председатель Сейтимбеков А.А. : Есть вопросы к докладчику ?

Бурнашев Н.Ф.: Проектом Изменений в п. 59 Положения «О Совете директоров АО «Казахтелеком» предлагается, что «в случае непредставления членом Совета Директоров бюллетеня для заочного голосования к установленному сроку, считать его проголосовавшим по вопросу повестки дня с резолюцией воздержался», взамен старой редакции, устанавливающей, что «принявшими участие в голосовании считаются члены Совета директоров, сдавшие свои бюллетени не позднее установленной даты окончания приема бюллетеней»

Термин «воздержался» подразумевает, что член Совета директоров не сдавший в срок бюллетень, принял участие в голосовании, несмотря на то, что не поступление бюллетеня может произойти по любым причинам, в том числе по причинам неполучения или несвоевременного получения бюллетеня членом Совета директоров, несвоевременного получения бюллетеня секретарем заседания Совета директоров, утере подписанного бюллетеня секретариатом Совета директоров и т.д.

Внесенные решением Общего Собрания Акционеров Положение «О Совете директоров АО «Казахтелеком» («Положение») изменения (Изменения») непосредственно касаются порядка принятия решения Советом директоров посредством заочного голосования и прямо направлены на установление порядка принятия Советом Директоров заочных решений,

В соответствии с пунктом 5 Статьи 58 Закона Республики Казахстан «Об акционерных обществах» от 13 мая 2003 г. (Закон Об АО) порядок принятия решений



Советом директоров общества посредством заочного голосования должен быть отражен в Уставе общества. Таким образом, Изменения не могут быть внесены в Положение. В соответствии с Законом об АО они должны быть отражены непосредственно в тексте Устава, и только после этого Изменения подлежат включению в Положение.

Принимая во внимание вышеизложенное, считаю, что внесение Изменений в Положение простым большинством голосов Общего Собрания, противоречит Закону об АО, поскольку такие Изменения должны содержаться в Уставе и должны быть внесены в Устав в рамках рассмотрения соответствующего вопроса повестки дня по решению квалифицированного большинства от всех голосующих акций АО «Казахтелеком».

Считаем предлагаемые изменения также противоречащими разделу 9 действующего Положения.

В частности, пунктом 57 Положения установлено, что решения Совета директоров, принимаемые путем заочного голосования являются действительными при соблюдении кворума, необходимого для проведения заседания Совета директоров, установленного Уставом Общества и Положением, то есть если на заседании присутствует 5 из 7 избранных членов Совета директоров. (см. п. 45 Положения)

При утверждении предлагаемых в Положение изменений непонятно как будет определяться кворум при отсутствии заполненных бюллетеней для заочного голосования.

По нашему пониманию, кворум должен определяться либо фактическим присутствием члена Совета директоров на заседании, либо подписанным бюллетенем. В предложенной же редакции изменений подразумевается, что при не поступлении бюллетеня в срок, член Совета директоров будет считаться присутствовавшим на заседании и принявшим участие в голосовании. Однако это противоречит п.52 действующего Положения, согласно которому «принявшими участие в голосовании считаются члены Совета директоров, поставившие свою подпись на бюллетене для голосования. Бюллетень без подписи проголосовавшего члена Совета директоров считается недействительным»

Обязательность подписания бюллетеня при принятии решения Совета директоров без проведения заседания заочным голосованием закреплена в п. 7 ст. 33 Устава АО «Казахтелеком», а также и п.56 действующего Положения, согласно которому заочное голосование при принятии решения Советом директоров без проведения заседания должно осуществляться путем подписания бюллетеня.

Для изменения п.7. ст.33 Устава АО «Казахтелеком» необходимо решение Общего собрания акционеров, принятое квалифицированным (3/4) большинством голосов от общего числа голосующих акций Общества участвующих в очном голосовании (подп. 1 п.1. и п.2. ст. 36 закона «Об акционерных общества» и подп. 1 п. 1. и п. 2 ст. 33 Устава АО «Казахтелеком).

Проект изменений предлагает нам признать действительным фактически отсутствующий бюллетень, что противоречит п.п. 52,61 Положения, в которых сказано, что бюллетени для голосования, в которых отражаются итоги голосования, в том числе заочного, по каждому вопросу повестки дня заседания, должны являться неотъемлемой частью протокола заседания, то есть прилагаться к протоколу для отражения мнения членов Совета директоров по рассмотренным вопросам.



Действительность протокола заседания при отсутствии его неотъемлемой части может быть поставлена под сомнение.

Кроме того, предлагаемые изменения противоречат также общему принципу проведения голосования, установленному пунктом 62 Положения, согласно которому процедура принятия решений Советом директоров посредством заочного голосования регулируется по нормам, установленным для проведения очного голосования членов Совета директоров.

На основании вышеизложенного, считаем нецелесообразным принимать решение по вопросу принятия изменений в Положение на данном общем собрании акционеров до внесении изменений в Устав.

В связи с тем, что остальные Положения не требующие внесения изменений в Устав, согласно подп.17 п. 1. ст. 30 Устава могут быть изменены на Общем собрании акционеров простым большинством голосов от общего количества голосующих акций Общества, предлагаем для повышения эффективности и оперативности работы Совета директоров дополнить Положение нормами, предусматривающими обязанность секретарей заседания контролировать своевременную доставку, подписание и обратное получение подписанных бюллетеней членами Совета директоров при заочном голосовании. Учитывая, что членов Совета директоров всего 7, считаем это несложным. Можно, также установить типовые сроки рассмотрения проектов документов Советом директоров.

Председатель Сейтимбеков А.А.:
В этой связи у меня вопрос к представителю Юридического департамента АО "Казахтелеком", присутствующему на собрании – не противоречит ли вопрос внесения предлагаемых изменений в положение «О Совете директоров» действующему законодательству.

Представитель Юридического департамента Арынгазиев Н.У.:
На наш взгляд, в данном случае происходит лишь детализация отдельного вопроса процедуры заочного голосования. В целом же, порядок принятия решений Советом директоров, в данном случае ни коим образом не затрагивается и не изменяется. Соответственно, принятие акционерами решения о внесении предлагаемых изменений в положение о Совете директоров, по нашему мнению, не противоречит нормам действующего законодательства.

При этом, подчеркну что это лишь частное мнение представителя Юридического департамента АО "Казахтелеком", и оно не может каким либо образом влиять на принятие решения акционерами Общества.

Председатель Сейтимбеков А.А.: Таким образом, по третьему вопросу «О внесении изменений и дополнений в положение о Совете директоров» ставится на голосование следующий проект:

В целях обеспечения контроля со стороны акционеров АО "Казахтелеком" за деятельностью Общества в условиях либерализации рынка услуг телекоммуникаций, а

также оптимизации деятельности Совета директоров, внеочередное Общес собрание акционеров АО "Казахтелеком" **РЕШИЛО**:

Внести в Положение «О Совете директоров АО "Казахтелеком"», утвержденное решением Общего собрания акционеров АО "Казахтелеком", Протокол №18 от 12.03.04г., следующие изменения и дополнения:

1. Абзац 6 пункта 59 Положения изложить в новой редакции: «Члены Совета директоров обязаны рассматривать вопросы, включенные в повестку дня заочного заседания в течение 10 рабочих дней со дня получения бюллетеня. В случае непредставления членом Совета директоров бюллетеня для заочного голосования к установленному сроку, считается, что он проголосовал по вопросу повестки дня с резолюцией «воздержался».

Бурнашев Н.Ф.: Прошу внести в Протокол что, мы будем голосовать «против», т.к. считаем, что данное решение должно приниматься квалифицированным большинством в связи с чем мы оставляем за собой возможность проведения необходимых юридических процедур для защиты своих прав, как акционера.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А.: Слово для доклада по четвертому вопросу повестки дня предоставляется Вице-президенту АО «Казахтелеком» Карибжанову Хайрату Салимовичу.

Выступление Карибжанова Х.С.:

Письмом Департамента архитектуры и градостроительства города Астаны от 17 ноября 2004г. № 11923, Общество было уведомлено об изменении порядковых номеров зданий, расположенных по проспекту Абая города Астана.

Существующий юридический адрес Общества, указанный в его учредительных документах, установлен как - «Республика Казахстан, 473000, город Астана, район Сарыарка, проспект Абая, 61».

В этой связи, учитывая присвоение зданию, занимаемому Обществом нового порядкового номера «31», необходимо внесение изменений и дополнений в Устав АО «Казахтелеком».

При этом, решение общего собрания акционеров по вопросу внесения изменений и дополнений в Устав Общества принимается квалифицированным большинством от общего числа голосующих акций Общества.

Председатель Сейтимбеков А.А.: Итак, по четвертому вопросу "О внесении изменений и дополнений в Устав АО "Казахтелеком" ставится на голосование следующий проект решения:

В целях обеспечения и организации текущей деятельности Общества внеочередное Общее собрание акционеров АО "Казахтелеком" РЕШИЛО:
1. Внести в Устав АО "Казахтелеком", утвержденный решением Общего собрания акционеров АО "Казахтелеком", Протокол №18 от 12.03.04г., следующие изменения и дополнения:

1) В пунктах 3-4 статьи 1 Устава цифру «61» заменить цифрой «31».

2. Уполномочить Президента АО «Казахтелеком» Бектасова Абена Агыбаевича на проведение регистрации внесенных изменений и дополнений в Устав АО «Казахтелеком» в органах юстиции Республики Казахстан с правом передоверия своих полномочий третьим лицам.
Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №1 Повестки дня Общего собрания акционеров от 24 декабря 2004 г)*.

При подведении итогов голосования открытым способом по первому вопросу "Об изменениях в составе Совета директоров АО "Казахтелеком" голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 89,3 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.
По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А.:

Таким образом, в соответствии с Постановлением Правительства Республики Казахстан от 26 июля 2004 года №791, руководствуясь пунктом 5 статьи 55 Закона

Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров РЕШИЛО:

1. Избрать на вакантную должность члена Совета директоров АО "Казахтелеком" на оставшийся срок полномочий Сагинтаева Бакытжана Абдировича - Председателя Агентства Республики Казахстан по регулированию естественных монополий и Бурнашева Надира Фуатовича -Генерального директора "Казкоммерц Секьюритиз"..

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по второму вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №2 Повестки дня внеочередного Общего собрания акционеров от 24 декабря 2004 г).*

При подведении итогов голосования открытым способом по второму вопросу "Определение аудиторской организации, осуществляющей аудит финансовой отчетности общества 2004 - 2006 г.г." голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 89,3 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.
По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А.:
Таким образом, в соответствии с подпунктом 6 пункта 1 статьи 36 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:

1. По итогам проведенного закрытого конкурса, определить компанию ТОО «Делойт и Туш» в качестве аудиторской организации для проведения аудита финансовой отчетности АО "Казахтелеком" за 2004-2006 г.г..

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по третьему вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №3 Повестки дня внеочередного Общего собрания акционеров от 24 декабря 2004 г).*

При подведении итогов голосования открытым способом по третьему вопросу "О внесении изменений и дополнений в Положение о «Совете директоров» АО "Казахтелеком" голоса распределились следующим образом:



- «**ЗА**» подано 6 068 265 голосов, что составляет 62,2% от общего числа присутствующих голосов;
- «**ПРОТИВ**» подано 3 685 450 голосов, что составляет 37,8 % от общего числа присутствующих голосов;
- «**ВОЗДЕРЖАЛСЯ**» подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО БОЛЬШИНСТВОМ ГОЛОСОВ.**

Председатель Сейтимбеков А.А. :

Таким образом, в целях обеспечения контроля со стороны акционеров АО "Казахтелеком" за деятельностью Общества в условиях либерализации рынка услуг телекоммуникаций, а также оптимизации деятельности Совета директоров, внеочередное Общее собрание акционеров АО "Казахтелеком" **РЕШИЛО**:

Внести в Положение «О Совете директоров АО "Казахтелеком"», утвержденное решением Общего собрания акционеров АО "Казахтелеком", Протокол №18 от 12.03.04г., следующие изменения и дополнения:

1. Абзац 6 пункта 59 Положения изложить в новой редакции: «Члены Совета директоров обязаны рассматривать вопросы, включенные в повестку дня заочного заседания в течение 10 рабочих дней со дня получения бюллетеня. В случае непредставления членом Совета директоров бюллетеня для заочного голосования к установленному сроку, считается, что он проголосовал по вопросу повестки дня с резолюцией «воздержался».

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по четвертому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**

(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №4 Повестки дня внеочередного Общего собрания акционеров от 24 декабря 2004 г)*.

При подведении итогов голосования открытым способом по второму вопросу "О внесении изменений и дополнений в Устав АО "Казахтелеком" голоса распределились следующим образом:

- «**ЗА**» подано 9 753 715 голосов, что составляет 89,3 % от общего числа присутствующих голосов;
- «**ПРОТИВ**» подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- «**ВОЗДЕРЖАЛСЯ**» подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.



Для принятия решения по данному вопросу требуется квалифицированное большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО** единогласно 89,3% акций, что составляет квалифицированное большинство голосов от общего числа акций Общества.

Председатель Сейтимбеков А.А.:

Таким образом, в целях обеспечения и организации текущей деятельности Общества внеочередное Общее собрание акционеров АО "Казахтелеком" РЕШИЛО:

1. Внести в Устав АО "Казахтелеком", утвержденный решением Общего собрания акционеров АО "Казахтелеком", Протокол №18 от 12.03.04г., следующие изменения и дополнения:

1) В пунктах 3-4 статьи 1 Устава цифру «61» заменить цифрой «31».

2. Уполномочить Президента АО «Казахтелеком» Бектасова Абена Агыбаевича на проведение регистрации внесенных изменений и дополнений в Устав АО «Казахтелеком» в органах юстиции Республики Казахстан с правом передоверия своих полномочий третьим лицам.

Председатель Сейтимбеков А.А. : Все вопросы, включенные в Повестку дня внеочередного Общего собрания акционеров, обсуждены. Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом внеочередное Общее собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**А. Сейтимбеков**
Секретарь Общего собрания	**Е. Жазыкбаев**
Председатель Счетной комиссии	**Д. Бектелеуов**
Члены Счетной комиссии	**Б.Абдыкалыков**
	Е. Альжанов
	Х.Мадиев

Представители Акционера, владеющего 5 и более % голосующих акций **Н. Бурнашев**

От подписания Протокола отказался. Пояснения прилагаются (4 листа). Секретарь ВОСА /Е. Жазыкбаев/

Исх № 95...

Объяснение
отказа от подписания протокола

Я, Бурнашев Н.Ф., действуя в качестве представителя крупного акционера – компании Central Asian Industrial Holding N.V. на Общем Собрании Акционеров АО «Казахтелеком», состоявшемся в г.Астане 24 декабря 2004 г. (**«Общее Собрание Акционеров»**), и, обладая полномочием на подписание протокола Общего Собрания Акционеров (**«Протокол»**), в соответствии с Пунктом 4 Статьи 52 Закона Республики Казахстан «Об акционерных обществах» отказался от подписания Протокола по следующим причинам:

1. В Протоколе неоднократно употребляется искаженное наименование компании Central Asian Industrial Holding N.V. как акционера АО «Казахтелеком» (с.3,4 и след.);

2. В Протоколе не вполне корректно и неполно представлено содержание моего выступления по вопросу 4 «О внесении изменений и дополнений в Положение «О Совете директоров АО «Казахтелеком» Повестки дня Общего Собрания Акционеров. Подлинный текст указанного выступления прилагается в качестве Приложения 1 к настоящему документу.

В качестве дополнительного пояснения считаю необходимым еще раз отметить, что внесенные решением Общего Собрания Акционеров в Положение «О Совете директоров АО «Казахтелеком» (**«Положение»**) изменения (**«Изменения»**) непосредственно касаются *порядка принятия решения* Советом Директоров посредством заочного голосования и прямо направлены на установление порядка принятия Советом Директоров заочных решений.

В соответствии с Пунктом 5 Статьи 58 Закона Республики Казахстан «Об акционерных обществах» от 13 мая 2003 г. (**«Закон об АО»**) *порядок принятия решений* советом директоров общества посредством заочного голосования должен быть отражен в *уставе* общества. Таким образом, Изменения не могли быть внесены в Положение. В соответствии с Законом об АО они должны быть отражены непосредственно в тексте Устава, и только после этого Изменения подлежали включению в Положение.

Принимая во внимание вышеизложенное, считаю, что внесение Изменений в Положение простым большинством голосов Общего Собрания, противоречило Закону об АО, поскольку такие Изменения должны содержаться в Уставе и должны быть внесены в Устав в рамках рассмотрения соответствующего вопроса повестки дня по решению квалифицированного большинства от всех голосующих акций АО «Казахтелеком».

Подпись ___Бурнашев___

Дата 31 декабря 2004 года

Возражения Н. Бурнашева по вопросу №4 повестки дня

«О внесении изменений и дополнений в Положение «О Совете директоров АО «Казахтелеком»

Проектом Изменений в п.59 Положения «О совете директоров АО «Казахтелеком» предлагается, что «в случае непредставления членом Совета Директоров бюллетеня для заочного голосования к установленному сроку, считать его проголосовавшим по вопросу повестки дня с резолюцией «воздержался», взамен старой редакции, устанавливающей, что «принявшими участие в голосовании считаются члены Совета директоров, сдавшие свои бюллетени не позднее установленной даты окончания приема бюллетеней».

Термин «воздержался» подразумевает, что член Совета директоров не сдавший в срок бюллетень, принял участие в голосовании, несмотря на то, что не поступление бюллетеня может произойти по любым причинам, в том числе по причинам неполучения или несвоевременного получения бюллетеня членом Совета директоров, несвоевременного получения бюллетеня секретарем заседания Совета директоров, утере подписанного бюллетеня секретариатом Совета директоров и т.д.

Внесенные решением Общего Собрания Акционеров в Положение «О Совете директоров АО «Казахтелеком» («**Положение**») изменения («**Изменения**») непосредственно касаются *порядка принятия решения* Советом Директоров посредством заочного голосования и прямо направлены на установление порядка принятия Советом Директоров заочных решений.

В соответствии с Пунктом 5 Статьи 58 Закона Республики Казахстан «Об акционерных обществах» от 13 мая 2003 г. («**Закон об АО**») *порядок принятия решений* советом директоров общества посредством заочного голосования должен быть отражен в *уставе* общества. Таким образом, Изменения не могут быть внесены в Положение. В соответствии с Законом об АО они должны быть отражены непосредственно в тексте Устава, и только после этого Изменения подлежат включению в Положение.

Принимая во внимание вышеизложенное, считаю, что внесение Изменений в Положение простым большинством голосов Общего Собрания, противоречит Закону об АО, поскольку такие Изменения должны содержаться в Уставе и должны быть внесены в Устав в рамках рассмотрения соответствующего вопроса повестки дня по решению квалифицированного большинства от всех голосующих акций АО «Казахтелеком».

Считаем предлагаемые изменения также противоречащими разделу 9 действующего Положения.

В частности, пунктом 57 Положения установлено, что решения Совета директоров, принимаемые путем заочного голосования являются действительными при соблюдении кворума, необходимого для проведения заседания Совета директоров, установленного уставом Общества и Положением, то есть если на заседании присутствует 5 из 7 избранных членов Совета директоров…» (см. п. 45 Положения)

При утверждении предлагаемых в Положение изменений непонятно как будет определяться кворум при отсутствии заполненных бюллетеней для заочного голосования.

По нашему пониманию, кворум должен определяться либо фактическим присутствием члена Совета директоров на заседании, либо подписанным бюллетенем. В предложенной же

редакции изменений подразумевается, что при не поступлении бюллетеня в срок, член Совета директоров будет считаться присутствовавшим на заседании и принявшим участие в голосовании. Однако это противоречит п.52 действующего Положения, согласно которому «**принявшими участие в голосовании считаются члены Совета директоров, поставившие свою подпись на бюллетене для голосования. Бюллетень без подписи проголосовавшего члена Совета директоров считается недействительным».** Обязательность подписания бюллетеня при принятии решения Совета директоров без проведения заседания заочным голосованием закреплена в п. 7 ст. 33 Устава АО «Казахтелеком», а также в п.56 действующего Положения, согласно которому **заочное голосование при принятии** решения Совета директоров без проведения заседания должно осуществляться **путем подписания бюллетеня.**

Для изменения п.7. ст.33 Устава АО «Казахтелеком» необходимо решение Общего собрания акционеров, принятое квалифицированным (3/4) большинством голосов от общего числа голосующих акций общества, участвующих в очном голосовании (подп.1.п.1. и п.2. ст. 36 закона «Об акционерных обществах» и подп.1.п.1. и п 2 ст. 33 Устава АО «Казахтелеком»).



Проект изменений предлагает нам признать действительным фактически отсутствующий бюллетень, что противоречит пп.52,61 Положения, в которых указано, что бюллетени для голосования, в которых отражаются итоги голосования, в том числе заочного, по каждому вопросу повестки дня заседания, должны являться неотъемлемой частью протокола заседания, то есть прилагаться к протоколу для отражения мнения членов Совета директоров по рассмотренным вопросам. Действительность протокола заседания при отсутствии его неотъемлемой части может быть поставлена под сомнение.

Кроме того, предлагаемые изменения противоречат также общему принципу проведения голосования, установленному пунктом 62 Положения, согласно которому процедура принятия решений Советом директоров посредством заочного голосования регулируется по нормам, установленным для проведения очного голосования членов Совета директоров.

На основании вышеизложенного, считаем нецелесообразным принимать решение по вопросу принятия изменений в Положение на данном общем собрании до внесения изменений в Устав.

В связи с тем, что остальные Положения, не требующие внесения изменений в Устав, согласно подп.17 п.1. ст. 30 Устава, могут быть изменены на Общем собрании акционеров простым большинством голосов от общего количества голосующих акций Общества, предлагаем для повышения эффективности и оперативности работы Совета директоров дополнить Положение нормами, предусматривающими обязанность секретарей заседания контролировать своевременную доставку, подписание и обратное получение подписанных бюллетеней членами Совета директоров при заочном голосовании. Учитывая, что членов Совета директоров всего 7, считаем это не сложным. Можно также установить типовые сроки рассмотрения проектов документов Советом директоров.

Пояснения по факту неподписания Протокола внеочередного общего собрания акционеров АО «Казахтелеком» со стороны представителя акционера, владеющего 5 и более процентами акций (компании Central Asian Industrial Holding N.V.)

В связи с отказом Бурнашева Н.Ф. от подписания Протокола собрания, поясняю, что 24 декабря 2004 года было проведено внеочередное Общее собрание АО «Казахтелеком» при участии двух крупных акционеров Общества (Агентства Республики Казахстан по информатизации и связи и компании Central Asian Industrial Holding N.V.), обладающих в совокупности 9 753 715 голосами, что составляет 89,3 % от общего количества акций.

По результатам проведенного собрания был составлен Протокол внеочередного Общего собрания акционеров АО «Казахтелеком», который в соответствии с пунктом 1 статьи 52 Закона Республики Казахстан "Об акционерных обществах" был направлен для подписания (исх. № 27-4/17347 от 28.12.2004 года).

После чего, от Бурнашева Н.Ф., действующего в качестве представителя крупного акционера компании Central Asian Industrial Holding N.V., поступило объяснение отказа от подписания протокола, в котором указаны следующие причины (исх.№998 от 31.12.2004 года):

1. В протоколе употребляется искаженное наименование компании Central Asian Industrial Holding N.V., как акционера АО «Казахтелеком»;
2. В протоколе не вполне корректно и неполно представлено содержание выступления по вопросу №4 повестки дня.

Подлинный текст выступления прилагался в качестве приложения №1 к объяснению отказа от подписания протокола.

На основании чего, в Протокол собрания акционеров АО «Казахтелеком» были внесены вышеуказанные изменения и дополнения.

Данный протокол был подписан представителем крупного акционера - Агентством Республики Казахстана по информатизации и связи, секретарем общего собрания акционера, Председателем и членами счетной комиссии.

После чего, Протокол общего собрания акционеров АО "Казахтелеком" от 24.12.2004 №21 был направлен повторно с учетом замечаний Бурнашева Н.Ф. изложенных в письме №998 от 31.12.2004 года (исх.№27-8/223 от 10.01.2004 года).

Однако, указанный Протокол общего собрания акционеров АО «Казахтелеком» от 24.12.2004 года №21 был возвращен последним в АО «Казахтелеком» без его подписи Бурнашева Н.Ф. и каких-либо пояснений.

Секретарь внеочередного
Общего собрания акционеров
АО «Казахтелеком» **Е.Жазыкбаев**

PROTOCOL №22

The minutes of the JSC Kazakhtelecom's annual General shareholders meeting

Date, place and time of holding the meeting: April 22, 2005, 15:00, Astana, 31 Abay avenue, the JSC Kazakhtelecom's congress hall.

Mr Abdikulov Taugazi Satbaevich, the JSC Kazakhtelecom's Vice President, Chief Commercial Director, opens the meeting.

Dear shareholders and participants of the meeting,

Following the decision №6 of the JSC Kazakhtelecom's Board of Directors as of February 2, 2004 the JSC Kazakhtelecom's annual General shareholders meeting is fixed to take pale today, April 22, 2005 at 15:00p.m.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On Joint Stock companies" the General meeting is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

As per the protocol of the Accounting Commission of the JSC Kazakhtelecom's General shareholders meeting on presence of quorum as of April 22, 2005, the shareholders and their authorized representatives that have registered for the meeting by 14:00 are holding in total 9 753 715 votes, which makes up 89,3% of the total number of the Company's voting shares.

Thus, the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**

This annual General shareholders meeting has been convened pursuant to the law of the Republic of Kazakhstan as of May 13, 2003 "On joint stock companies" and the JSC Kazakhtelecom's Memorandum of Association.

The General meeting is attended by the Company's shareholders and by those who have been invited to this meeting.

We have to, pursuant to item 4 article 48 of the law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's annual General shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr Bekteleuov D.A.**, deputy head of the external assets management service of the JSC Kazakhtelecom.

Bekteleuov D.A.: *On procedural issues the vote will be cast by raising a hand. On all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Abdikulov T.S.: To hold the meeting we need to elect Chairman, Accounting Commission and Secretariat of the meeting, the head of which will be carrying out his duties as a secretary of the meeting.

The proposal has come to elect:

a) Mr. **Seitimbekov Ardak Askarovich**, Director of the Department of state policy in the field of communications and financial regulation under the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) Secretariat in the following composition: Mr. **Zhazykbaev Erlan Alibekovich**, Director of the Project Finance Department as Secretary of the meeting; Mr. **Stambekov Ruslan Hizyatovich**, Senior Manager of the External Relations services; Mrs. Seilova Kulyash Serikovna - Manager of the External Relations service; Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Bekteleuov Darkhan Ablkanovich,** deputy head of the external assets management Service as Chairman of the Accounting Commission; Mrs. Belguibaeva Zhanna Dysenovna, specialist of the external relations Service; Mr. **Alzhanov Erkebulan Turlybekovich**, Deputy Director general of the independent registrar of "Reestr service (Реестр сервис)" Ltd.;

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's annual General shareholders meeting has DECIDED**:

1. To elect Mr. Seitimbekov Ardak Askarovich, Director of the Department of state policy in the field of communications and financial regulation of the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the Meeting.

2. To elect Secretariat of the meeting in the following composition: Mr. Zhazykbaev Erlan Alibekovich as Secretary of the meeting, Mr. Stambekov Ruslan Hizyatovich, Mrs. Seilova Kulyash Serikovna.

3. To elect Accounting Commission of the annual General shareholders meeting in the following composition: Mr. Bekteleuov Darkhan Ablkanovich as Chairman of the Accounting Commission, Mrs. Belguibaeva Zhanna Dusenovna, Mr. Alzhanov Erkebulan Turlybekovich.

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on Mr. Seitimbekov A.A., the elect Chairman of the meeting is taking the chair of the annual General shareholders meeting.

Chairman Seitimbekov A.A.: Before we proceed to discussing the issues we've got to approve the Agenda of the JSC Kazakhtelecom's annual General shareholders meeting. The Agenda of the meeting has been published in the appropriate manner in the official print media ("Kazakhstanskaya Pravda" №49 as of March 3, 2005 and "Eguemen Kazakhstan"№44 as of March 4) and is made up of the following items:

1. On approval of the JSC Kazakhtelecom's audited financial statement for 2004;
2. On distribution of net revenue for 2004, approval of the size and payment dividends on ordinary shares for 2004;
3. On changes in the personnel composition of the JSC Kazakhtelecom's Board of Directors.

Are there any proposals on the agenda of the meeting? If not, please, vote for the proposed Agenda by raising your hand.

The decision is unanimous.

Thus, the JSC Kazakhtelecom's annual General shareholders meeting has decided to approve the Agenda of the meeting.

We now proceed to the first item of the Agenda.

Chairman of the meeting Seitimbekov A.A.:

Well, now I give the floor to Mr. Uzbakhanov Timur Nikolaevich, Chief Accountant, Director of the accounting and reporting department, to make the report on first item of the Agenda.

Mr. Uzbakhanov's speech:

The audit of the financial statements for 2004 has been carried out by the firm of auditors Deloitte & Touche. As a result of this Deloitte & Touche has delivered an unconditional decision on accuracy of the JSC Kazakhtelecom's financial statement.

Pursuant to item 2 article 42 of the Company's Memorandum of Association the financial statement has been approved by the Board of Directors (the Protocol №7 of the JSC Kazakhtelecom Board of directors' meeting as of March 19, 2005) on a preliminary basis for submission to the General shareholders meeting for approval.

The draft resolution of the annual shareholders meeting suggests:

1. To approve the JSC Kazakhtelecom's audited annual financial statement for 2004.

Chairman Seitimbekov A.A.: Are there any questions to the speaker?

There are no questions?

Chairman Seitimbekov A.A.: Well, on the first item of the agenda "On approval of the JSC Kazakhtelecom's audited annual financial statement for 2004" the following draft resolution is put to the vote:

Pursuant to the requirements of article 76 of the Law of the Republic of Kazakhstan "On joint stock companies" the JSC Kazakhtelecom's annual General shareholders meeting has decided:

1. To approve the JSC Kazaktelecom's audited annual financial statement for 2004.

If there is no objection, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

Chairman Seitimbekov A.A.: We now proceed to the second item of the agenda "On distribution of net revenue for 2004, approval of the size and payment of the dividends accrued on ordinary shares for 2004". To make the report on this issue the floor is now given to Mr Zhazykbaev Erlan Alibekovich, Director of the Project Finance department.

Mr Zhazykbaev's speech:

According to the audited financial statement that has been carried out in compliance with the kazakhstani standards, the JSC Kazakhtelecom's net revenue for 2004 totaled KZT 26,917,572 thousand. We draw your attention that an increase in the volume of

dividend payment reduces the volume of reinvestment revenue. Besides, it has to be said that the net revenue is not a cash indicator of disposable funds, but a source of financing the increment of the Company's assets.

Pursuant to the Enactment №404 of the government of the Republic of Kazakhstan as of April 24 2003 "On the dividends accrued on state block of shares and on the revenue on state interests in equities of legal entities", JSC Kazakhtelecom is adding to dividends on shares, including on state block of shares, as per "the middle-term plans for development approved by the government of the Republic of Kazakhstan". The plan for development of the JSC Kazakhtelecom for 2004 – 2006 approved by the enactment №690 of the government of the Republic of Kazakhstan as of June 22, 2004, makes provision for the level of the dividends on ordinary shares for 2004 to be in the amount of KZT 2,567,630 thousand, including the level of the state block of shares to be in the amount KZT 1,426,461 thousand. Nevertheless, pursuant to the law "On joint stock companies", the decision on the form and size of dividends remains in the exclusive competence of the Company's shareholders.
The volume of dividends accrued on preferred shares for 2004, being in circulation (for reference - 403 194 shares), totals KZT 120,958.20 thousand.

Formation of the strategy with respect to the Company's dividends that takes account of the long–term perspectives is an additional factor for shareholders, which determines profitability and expedience of investments. Nevertheless the Company's management brings to the shareholders' attention the following point: the increase of reinvestment share of the net revenue, which in turn leads to subsequent increase of the own capital, is justified by the need to implement the Capital Expenditure Budget (БКВ) 2005 and to reduce the level of external borrowing. It is also worth mentioning the possibility of having consequences of the event of political character such as liberalization of the industry, recall of the exclusive right to provide long distance domestic and international communications services, development of competitive environment, reduction of tariffs for telecommunication services. We also have to bear in mind that a high level of dividend payment tend to subsequently reduce the Company's own capital, which will require additional borrowing to cover it. The expenditures associated with payment of such high level of dividends will increase the cost of the Company's loan capital to be spent on investment activity.

The proposed level of dividends on ordinary shares (KZT 355.07 per share) for 2005 totals KZT 3,878,386 thousand, including KZT 2,154,659 thousand on state block of shares, and exceeds the level stipulated by the plan for development of JSC Kazakhtelecom for 2004-2006 by KZT 1,310,756 thousand (KZT 728,197 thousand on state block of shares), or by 51%. Besides, the given level of dividend on ordinary shares enables the increment of dividends in the current year by some 12,8% compared to the level of dividends in the last year.

We draw your attention that in 2005 the Company's management has proposed for the first time ever the method of determining the level of dividends based upon the dividend policy. As a result of this the Company's shareholders now have a transparent dividend policy that ensures a stable annual increment of dividends, which is bound to reduce dependence of the Company shares' market price on various speculations taking place in the security market, and will also allow the shareholders to plan on a long-term basis both the level of dividends and the Company's future

share price. The proposed level of dividends for 2004 as well as the level of dividends for previous years (before 2004) exceeds the level of the last year. We expect this positive tendency to continue in the current year ensuring a positive increment of dividends – KZT 355.07.

And yet it has to be mentioned that in accordance with article 24 of the Law of the Republic of Kazakhstan "On joint stock companies" the size of dividends accrued on preferred shares can not be less then the size of dividends accrued on ordinary shares for the same period. The Company's outlook for emission of preferred shares has determined the annual dividend in the amount of 30% of the face value or KZT 300 per one preferred share. This results in additional dividend payment on preferred shares in the amount of KZT 22,204.00 thousand.

Thus the size of the dividends on ordinary shares to be paid out will total KZT 3,878,386 thousand, which makes up KZT 355,07 per one ordinary share, or 35,5% of the face value. The total amount of dividend payment that takes account of KZT 120,958.20 thousand accrued earlier on preferred shares and additional payment thereon, will make up KZT 4,021,548 thousand. And yet the ratio of all dividend payments, including those on preferred shares, to the net revenue for 2004 will make up 14.94%, including 8% on state block of shares.

Accordingly, taking due cognizance of the aforesaid and the necessity of ensuring for the Company's shareholders the return on the capital injection, reinvestment of the revenue for the purposes of raising the Company's market capitalization and implementation of the budget for capital investment for 2005, reduction of subsidies expenditures on borrowing for dividends payment on the account of investment activity, maintenance of the Company's liquidity on the required level, stabilization of the rate of dividends increment in the long-term period, downward change in dependence of the market price of the Company's shares on speculation in the security market, long-term planning of both the dividends level and the expected value of the Company's shares,

the following is put forward to include in the draft resolution of the JSC Kazakhtelecom's annual General shareholders meeting:

Pursuant to the Company's dividends strategy reflected in the Plan for development of the JSC Kazakhtelecom for 2004-2006 approved by the Resolution №690 of the government of the Republic of Kazakhstan as of June 22, 2004, and in the Resolution №404 of the government of the Republic of Kazakhstan as of 24.04.2003 "On dividends on state block of shares and revenue from state interests in other legal entities", and taking account of cash availability and the Company's Budget for capital investment for 2005, and pursuant to article 23 of the Law of the Republic of Kazakhstan "On joint stock companies", the JSC Kazakhtelecom's annual General shareholders meeting HAS DECIDED;

1. To approve the amount of dividend payment on ordinary and preferred shares for 2004 in the amount of KZT 4,021,547,675 (four billion twenty one million five hundred forty seven thousand six hundred and seventy five).
2. On ordinary shares being in circulation in the volume 10,922,876 units:

1) To approve the size of dividends for 2004 on the ordinary voting shares in the amount of KZT 3,878,385,581.32, which makes up KZT 355.07 per one ordinary share (35,5% of the face value).
2) To adopt May 23, 2005 as the date of registration of shareholders entitled to dividends on ordinary shares for 2004.
3) To adopt June 23, 2005 as the date of payment of dividends on ordinary shares.
4) To approve the order of payment – on the shareholder's request.
5) To approve the form of payment – in cash.

3. On preferred shares being in circulation in the volume of 403,194 units:

1) To approve the size of dividends accrued on preferred shares for 2004 in the amount of KZT 143,162,093.58, which makes up KZT 355,07 per one preferred share (35,5% of the face value).
2) To pay out additionally the dividends on preferred shares for 2004 in cash, taking account of the guaranteed dividends paid out earlier (KZT 120,958,200) before May 31, 2005.
3) To adopt May 3, 2005 as the date of registration of shareholders entitled to receive additional dividends on preferred shares for 2004.

4. The remaining net income should be used for covering reserve capital, and for implementation of the Company's investment plans.
5. The Company's Board will introduce in the due manner, if deemed necessary, the appropriate adjustments into the Company's budgets for approval by the Board of Directors.

Chairman Seitimbekov A.A.: Are there any questions to the speaker?

The following persons came out to make their comments: Mr. Nurov K.I., Mr. Ibraimov K.U. (representative of the Committee of state property and privatization), Mr. Burnashev N.F., Mr. Dostiyarov A.A. (representative of the JSC Central Asian Industrial Holding N.V.), Mr. Seitimbekov A.A.

Chairman Seitimbekov A.A.: Upon discussion the issues of the second item of the agenda the following draft resolution is put to vote:

Pursuant to the Company's dividends strategy reflected in the Plan for development of the JSC Kazakhtelecom for 2004-2006 approved by the Resolution №690 of the government of the Republic of Kazakhstan as of June 22, 2004, and in the Resolution №404 of the government of the Republic of Kazakhstan as of 24.04.2003 "On dividends on state block of shares and revenue from state interests in other legal entities", and taking account of cash availability and the Company's Budget for capital investment for 2005, and pursuant to article 23 of the Law of the Republic of Kazakhstan "On joint stock companies", the JSC Kazakhtelecom's annual General shareholders meeting HAS DECIDED;

1. To approve the amount of dividend payment on ordinary and preferred shares for 2004 in the amount of KZT 4,575,958,801 (four billion five hundred seventy five million nine hundred fifty eight thousand eight hundred and one).

2. On ordinary shares being in circulation in the volume 10,922,876 units:

1) To approve the size of dividends for 2004 on the ordinary voting shares in the amount of KZT 4,413,060,361.52, which makes up KZT 404.02 per one ordinary share (40,4% of the face value).
2) To adopt May 23, 2005 as the date of registration of shareholders entitled to dividends on ordinary shares for 2004.
3 To adopt June 23, 2005 as the date of payment of dividends on ordinary shares.
4) To approve the order of payment – on the shareholder's request.
5) To approve the form of payment – in cash.
6) To approve the date of payment of dividends for 2004 on ordinary voting shares in the amount 2,206,530,180.76 – June 23, 2005.
7) To approve the date of payment of dividends for 2004 on ordinary voting shares in the amount 2,206,530,180.76 – August 23, 2005.

3. On preferred shares being in circulation in the volume of 403,194 units:

1) To approve the size of dividends accrued on preferred shares for 2004 in the amount of KZT 162,898,439.88, which makes up KZT 404.02 per one preferred share (for reference - 40,4% of the face value).
2) To pay out additionally the dividends on preferred shares for 2004 in cash, taking account of the guaranteed dividends paid out earlier (KZT 120,958,200) before May 31, 2005.
3) To adopt May 3, 2005 as the date of registration of shareholders entitled to receive additional dividends on preferred shares for 2004.

4. The remaining net income should be used for covering reserve capital, and for implementation of the Company's investment plans.
5. The Company's Board will introduce in the due manner, if deemed necessary, the appropriate adjustments into the Company's budgets for approval by the Board of Directors.

If there is no any objection, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Seitimbekov A.A.: We now proceed to the third item of the agenda of our meeting "On changes in the personnel composition of the JSC Kazakhtelecom's Board of Directors".

To make a report on this issue the floor is now given to Mr. Seilov Shakhmaran Zhursinbekovich.

Mr. Seilov's speech:

Pursuant to Resolution №250 of the government of the Republic of Kazakhstan as of March 19, 2005, Mr. Zhumagaliev A.K., Deputy Chairman of the Agency of the

Republic of Kazakhstan of informatization and communications has been taken out from the JSC Kazakhtelecom's Board of Directors, and the candidature of Mr. Karibzhanov Khairat Salimovich, President of JSC Kazakhtelecom has been put forward as a member of the Board.

Following the above Resolution and pursuant to item 4 of article 55 of the Law of the Republic of Kazakhstan "On joint stock companies", Mr. Zhumagaliev A.K. advised the Board of Directors of early termination of his terms of reference as a member of the Board (Ref. №6-1-1/1714 as of April 13, 2005).

By this Resolution Mr. Bektasov Aben Agybaevich, Chairman of the Agency of the Republic of Kazakhstan on informatization and communications has been recommended for the position of Chairman of the Company's Board of Directors.

Pursuant to item 1 article 56 of the Law of the Republic of Kazakhstan "On joint stock companies" Chairman of the Company's Board of Directors is elected out of its members by majority votes out of the total number of the Board's members.

Thus the issue of election of the Chairman of the Company's Board of Directors has to be considered at the Board of Directors' meeting.

It has to be taken into account that pursuant to item 1 article 37 of the Memorandum of Association of the JSC Kazakhtelecom Mr. Karibjanov Khairat Salimovich, as President of JSC Kazakhtelecom, is already a member of the JSC Kazakhtelecom's Board of Directors.

There has also been notification received from Mr. Zhumagulov Baurzhan Kusainovich (representative of the shareholder of Central Asian Industrial Holding N.V.), on termination of his terms of reference as a member of the Board of Directors due to his new job (based on his application as of 31.12.2004).

To fill in this vacant position the shareholder of Central Asian Industrial Holdings N.V. has recommended Mr. Dostiyarov Askar Abaevich, Chief Executive Officer of "Kazkommertz Securities" (application made in appropriate manner is attached).

Thus, numerical composition (strength) of the Company's Board of Directors is not changed and remains to consist of 7 (seven) members of the Board.

Pursuant to item 5 article 55 of the Law of the Republic of Kazakhstan "On joint stock companies" in case of early termination of the terms of reference of any member of the Board the election of the new member of the Board is to be carried out at a general shareholders meeting by simple majority votes out of the total number of voting shares, presented at the Company's general shareholders meeting.

Pursuant to item 5, item 1 article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" the issue of election and termination of terms of reference of the members of the Board remains in exclusive competence of the General shareholders meeting.

Thus we have to resolve the issue of election of Mr. Dostiyarov Askar Abaevich as a new member of the JSC Kazakhtelecom's Board of Directors.

Chairman Seitimbekov A.A.: Is there any question to the speaker?

No questions

Chairman Seitimbekov A.A. Thus on the third item of the agenda "On changes in personnel composition of the JSC Kazakhtelcom's Board of Directors" the following draft resolution is put to vote:

Pursuant to article 55 of the Law of the Republic of Kazakhstan "On joint stock companies" the annual General shareholders meeting HAS DECIDED:

1. Pursuant to the letter (№2364 as of 27.01.2005) of the JSC Kazakhtelecom's shareholder Central Asian Industrial Holding N.V.) to elect Mr. Dostiyarov Askar Abaevich, CEO of "Kazkommertz Securities", to fill the vacant position of a member of the JSC Kazakhtelecom's Board of Directors for the remaining period of terms of reference.
2. To take into account that pursuant to item 1 article 37 of the Memorandum of Association of the JSC Kazakhtelecom, Mr. Karibjanov, being President of JSC Kazakhtelecom, has entered the JSC Kazakhtelecom's Board of Directors due to his current position;

If there is no objection, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the Accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

We now announce a short break for 5 minutes.

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the first item of the agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's annual General shareholders meeting based upon the results of voting on the item 1 of the Agenda of the General shareholders meeting as of April 22, 2005*).

Mr.Bekteleuov, Chairman of the Accounting Commission:

Summing-up the results of the open voting on the first item "On approval of the JSC Kazakhtelecom's audited financial statement for 2004" the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 100% of the total number of participating votes.

The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.

As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus, pursuant to the requirement of article 76 of the Law of the Republic of Kazakhstan "On joint-stock companies" the JSC Kazakhtelecom's annual General shareholders meeting **HAS DECIDED**:

1. To approve the JSC Kazakhtelecom's annual financial statement for 2004.

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the second item of the Agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's annual General shareholders meeting based upon the results of voting on the item 2 of the Agenda of the General shareholders meeting as of April 22, 2005*).

Summing-up the results of the open voting on the second item "On distribution of the net revenue for 2004, approval of the size and payment of dividends on ordinary shares for 2004" the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 100% of the total number of participating votes.

The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.

As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.:

Pursuant to the Company's dividends strategy reflected in the Plan for development of the JSC Kazakhtelecom for 2004-2006 approved by the Resolution №690 of the government of the Republic of Kazakhstan as of June 22, 2004, and in the Resolution №404 of the government of the Republic of Kazakhstan as of 24.04.2003 "On dividends on state block of shares and revenue from state interests in other legal entities", and taking account of cash availability and the Company's Budget for capital investment for 2005, and pursuant to article 23 of the Law of the Republic of

Kazakhstan "On joint stock companies", the JSC Kazakhtelecom's annual General shareholders meeting HAS DECIDED;

1. To approve the amount of dividend payment on ordinary and preferred shares for 2004 in the amount of KZT 4,575,958,801 (four billion five hundred seventy five million nine hundred fifty eight thousand eight hundred and one).
2. On ordinary shares being in circulation in the volume 10,922,876 units:

   1) To approve the size of dividends for 2004 on the ordinary voting shares in the amount of KZT 4,413,060,361.52, which makes up KZT 404.02 per one ordinary share (40,4% of the face value).
   2) To adopt May 23, 2005 as the date of registration of shareholders entitled to dividends on ordinary shares for 2004.
   3 To adopt June 23, 2005 as the date of beginning paying out the dividends on ordinary shares.
   4) To approve the order of payment – on the shareholder's request.
   5) To approve the form of payment – in cash.
   6) To approve the date of payment of dividends for 2004 on ordinary voting shares in the amount 2,206,530,180.76 – June 23, 2005.
   7) To approve the date of payment of dividends for 2004 on ordinary voting shares in the amount 2,206,530,180.76 – August 23, 2005.

3. On preferred shares being in circulation in the volume of 403,194 units:

   1) To approve the size of dividends accrued on preferred shares for 2004 in the amount of KZT 162,898,439.88, which makes up KZT 404.02 per one preferred share (for reference - 40,4% of the face value).
   2) To pay out additionally the dividends on preferred shares for 2004 in cash, taking account of the guaranteed dividends paid out earlier (KZT 120,958,200) before May 31, 2005.
   3) To adopt May 3, 2005 as the date of registration of shareholders entitled to receive additional dividends on preferred shares for 2004.

4. The remaining net income should be used for covering reserve capital, and for implementation of the Company's investment plans.
5. The Company's Board will introduce in the due manner, if deemed necessary, the appropriate adjustments into the Company's budgets for approval by the Board of Directors.

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the third item of the Agenda of the meeting.

Mr. Bekteleuov D.A., Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's annual General shareholders meeting based upon the results of voting on the item 3 of the Agenda of the General shareholders meeting as of April 22, 2005*).

Summing-up the results of the open voting on the third item "On changes in the personnel composition of the JSC Kazakhtelecom's Board of Directors the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 100% of the total number of participating votes.

The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.

As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.:

Thus, pursuant to article 55 of the Law of the Republic of Kazakhstan "On joint stock companies" the annual General shareholders meeting HAS DECIDED:

1. Pursuant to the letter (№2364 as of 27.01.2005) of the JSC Kazakhtelecom's shareholder Central Asian Industrial Holding N.V.) to elect Mr. Dostiyarov Askar Abaevich, CEO of "Kazkommertz Securities", to fill the vacant position of a member of the JSC Kazakhtelecom's Board of Directors for the remaining period of terms of reference.
2. To take into account that pursuant to item 1 article 37 of the Memorandum of Association of the JSC Kazakhtelecom, Mr. Karibjanov Khairat Salimovich, as President of JSC Kazakhtelecom, has entered the JSC Kazakhtelecom's Board of Directors due to his current position;

Chairman Seitimbekov A.A.: All the items that make up the Agenda of the annual General shareholders meeting have been discussed. Are there any remarks or proposals as to the way in which the meeting has been conducted? If not, let me announce the closure of the meeting. Thank you for participation. Good by!

Mr. Dostiyarov A.A.: Central Asian Industrial Holding N.V. company would like to advice the shareholders of the beginning of the procedure of convening of the extraordinary General shareholders meeting with the item of the Agenda "On introduction of changes and amendments into the JSC Kazakhtelecom's Memorandum of Association.

A. Seitimbekov A.
Chairman of the General meeting

E. Zhazykbaev
Secretary of the General meeting

D. Bekteleuov
Chairman of the Accounting Commission

Z. Belguibaeva
E. Alzhanov
Members of the Accounting Commission

A. Dostiyarov
Representative of the Shareholder holding 5 and more % of voting shares

ПРОТОКОЛ №22
годового Общего собрания акционеров Акционерного общества «Казахтелеком»

Дата, место и время проведения: 22 апреля 2005г., 15.00 часов, г. Астана, пр. Абая, 31, зал заседаний АО «Казахтелеком»

Собрание открывает Вице-президент-Главный коммерческий директор Общества Абдикулов Таугазы Сатбаевич.

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 2 февраля 2004 г. № 6 сегодня, 22 апреля 2005 г., на 15.00 часов назначено годовое Общее собрание акционеров АО «Казахтелеком».

В соответствии со статьей 45 Закона Республики Казахстан «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решение, если на момент окончания регистрации участников собрания для участия в нем зарегистрированы акционеры или их представители, включенные в список акционеров Общества, владеющие в совокупности 50 и более процентами голосующих акций АО «Казахтелеком».

На годовом Общем собрании, в соответствии с Протоколом заседания Счетной комиссии Общего собрания акционеров АО «Казахтелеком» по наличию кворума от 22 апреля 2005 года, по состоянию на 14.00 часов, зарегистрировались акционеры и их полномочные представители, обладающие в совокупности 9 753 715 голосами, что составляет 89,3 % от общего количества голосующих акций Общества.

Таким образом, кворум, необходимый для проведения Общего собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

Настоящее годовое Общее собрание созвано согласно Закону Республики Казахстан от 13 мая 2003 года «Об акционерных обществах» и Уставу АО "Казахтелеком".

В работе Собрания принимают участие акционеры и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать (поднятием руки)?

Проголосовали единогласно.

Таким образом, годовое Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставлено **Бектелеуову Д.А.** - Заместителю Руководителя Службы управления внешними активами АО "Казахтелеком".

Бектелеуов Д.А. : *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Абдикулов Т.С.: Для проведения собрания необходимо избрать Председателя, Счетную комиссию и Секретариат собрания, руководитель которого будет выполнять функции Секретаря собрания.

Есть предложение избрать:

а) Председателем Собрания **Сейтимбекова Ардака Аскаровича**-Директора Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.

Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру (поднятием руки).

Проголосовали единогласно.

б) Секретариат в следующем составе: **Жазыкбаев Ерлан Алибекович** – Директор Департамента проектного финансирования -

Секретарь собрания; **Стамбеков Руслан Хизятович** - Главный менеджер Службы внешних связей; **Сеилова Куляш Сериковна**- менеджер Службы внешних связей; . Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Бектелеуов Дархан Аблканович** - Заместитель Руководителя Службы управления внешними активами - Председатель Счетной комиссии; **Бельгибаева Жанна Дусеновна**-специалист Службы внешних связей ; **Альжанов Еркебулан Турлыбекович** - Заместитель генерального директора независимого регистратора Общества ТОО «Реестр-сервис». Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **годовое Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Собрания Сейтимбекова Ардака Аскаровича-Директора Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.
2. Избрать Секретариат годового Общего собрания акционеров в составе: Жазыкбаев Ерлан Алибекович - Секретарь собрания; Стамбеков Руслан Хизятович; Сеилова Куляш Сериковна.
3. Избрать Счетную комиссию годового Общего собрания акционеров в составе: Бектелеуов Дархан Аблканович -

Председатель Счетной комиссии; Бельгибаева Жанна Дусеновна ; Альжанов Еркебулан Турлыбекович.

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение годового Общего собрания осуществляет **Председатель собрания – Сейтимбеков А.А. :**

Председатель Сейтимбеков А.А.: Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня годового Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях Общества («Казахстанская правда» от 3 марта 2005 года № 49 и «Егемен Казахстан» от 4 марта № 44) и состоит из следующих вопросов:

1. Об утверждении аудированной годовой финансовой отчетности АО "Казахтелеком" за 2004 г.;
2. О распределении чистого дохода по итогам 2004 года, утверждении размера и выплате дивидендов по простым акциям за 2004г.;
3. Об изменениях в составе Совета директоров АО "Казахтелеком".

Какие будут предложения по Повестке дня ?
Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.
Проголосовали единогласно.
Решение принято.

Таким образом, **годовое Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению вопросов по Повестке дня.

Председатель Сейтимбеков А.А.: Уважаемые акционеры, слово для доклада по первому вопросу повестки дня предоставляется Главному бухгалтеру-Директору Департамента бухгалтерского учета и отчетности Узбаханову Тимуру Николаевичу.

Выступление Узбаханова Т.Н. :

Аудит финансовой отчетности 2004 г. был проведен аудиторской компанией Deloitte & Touche. По результатам аудита Deloitte & Touche вынес безоговорочное заключение о достоверности финансовой отчетности АО «Казахтелеком».

В соответствии с п.2 статьи 42 Устава Общества финансовая отчетность была утверждена Советом директоров (Протокол заседания Совета директоров АО «Казахтелеком» № 7 от 19 марта 2005 г.) в предварительном порядке для представления на утверждение Общего собрания акционеров.

В проекте решения годового общего собрания акционеров предлагается:

1. Утвердить аудированную годовую финансовую отчетность АО «Казахтелеком» за 2004 год.

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику ?

Вопросов нет



ПредседательСейтимбеков А.А.: Итак, по первому вопросу «Об утверждении аудированной годовой финансовой отчетности АО «Казахтелеком» за 2004 год ставится на голосование следующий проект решения:

В соответствии с требованиями статьи 76 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО «Казахтелеком»
РЕШИЛО:
1. Утвердить аудированную годовую финансовую отчетность АО «Казахтелеком» за 2004 год.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А.: Переходим к обсуждению второго вопроса Повестки дня собрания «О распределении чистого дохода по итогам 2004 года, утверждении размера и выплате дивидендов по простым акциям за 2004г.». Слово для доклада по второму вопросу повестки дня предоставляется Директору Департамента проектного финансирования Общества Жазыкбаеву Ерлану Алибековичу.

Выступление Жазыкбаева Е.А.

По данным аудированной финансовой отчетности по казахстанским стандартам по итогам 2004 года чистая прибыль АО «Казахтелеком» составил **26,917,572** тыс. тенге. При этом обращаем Ваше внимание что, увеличение объема дивидендных выплат уменьшает объем реинвестируемой прибыли. Кроме того отмечаем, что чистый доход является не кассовым показателем наличия денежных средств, а источником финансирования прироста активов Общества.

Согласно Постановлению Правительства Республики Казахстан от 24 апреля 2003 года № 404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», АО «Казахтелеком» осуществляет начисление дивидендов на акции, в том числе и на государственный пакет акций, в соответствии со «среднесрочными планами развития, утверждаемыми Правительством Республики Казахстан». Планом развития АО «Казахтелеком» на 2004-2006 годы, утвержденным Постановлением Правительства Республики Казахстан от 22 июня 2004 года № 690, уровень дивидендов на простые акции по итогам 2004 года предусмотрен в размере 2,567,630 тыс. тенге, в том числе на ГПА 1,426,461 тыс. тенге. Тем не менее, в соответствии с Законом «Об АО», принятие решения о форме и размере дивидендов относится к исключительной компетенции акционеров Общества.

Объем начисленных дивидендов на привилегированные акции за 2004 год, находящиеся в обращении (справочно - 403 194 штуки), составляет 120,958.20 тыс. тенге.



Формирование политики в отношении дивидендов на акции Общества с учетом долгосрочной перспективы является дополнительным фактором для акционеров, определяющим выгодность и целесообразность инвестирования. Тем не менее, менеджмент Общества обращает внимание акционеров, что увеличение реинвестируемой доли чистой прибыли и, как следствие, увеличение собственного капитала, объясняется необходимостью реализации БКВ 2005, снижением уровня внешних заимствований. Необходимо также отметить возможные последствия от мероприятий политического характера, такие как либерализация отрасли, отмена эксклюзивного права на предоставление международной и междугородной связи, развитие конкурентной среды, снижение тарифов на услуги. Просим принять во внимание, что определение высокого уровня дивидендных выплат соответственно уменьшает собственный капитал Общества и потребует дополнительного заимствования на эти цели. Возникающие в связи с этим расходы по вознаграждению увеличивают стоимость заемного капитала Общества, направленного на инвестиционную деятельность.

Предлагаемый уровень дивидендов по простым акциям (355.07 тенге на акцию) на 2005 год составляет **3,878,386 тыс. тенге, в том числе 2,154,659 тыс. тенге на ГПА,** и превышает предусмотренный Планом развития АО «Казахтелеком» 2004-2006 уровень на **1,310,756 тыс. тенге (728,197 тыс. тенге на ГПА),** или на 51%. Кроме того, рассматриваемый уровень дивидендов на простые акции обеспечивает прирост дивидендов текущего года на **12.8%** по сравнению с уровнем дивидендов прошлого года.

Обращаем Ваше внимание, что впервые в 2005 году менеджментом Общества предлагается методика определения дивидендов, предлагаемая как часть дивидендной политики. В результате, для всех акционеров появляется прозрачная дивидендная политика, обеспечивающая стабильный ежегодный прирост дивидендов, что должно уменьшить зависимость рыночной цены акций Общества от различных спекуляций на рынке ценных бумаг, а также предоставит акционерам возможность долгосрочного планирования, как уровня дивидендов, так и прогнозного курса акций Общества. Предлагаемый уровень дивидендов по результатам 2004 года также, как и дивиденды по результатам прошлых лет, превышает уровень предыдущего года. Эту положительную тенденцию планируется сохранить и в текущем году, тем самым, обеспечив положительный прирост дивидендов – 355.07 тенге.

При этом, необходимо отметить, что в соответствии со статьей 24 Закона Республики Казахстан «Об акционерных обществах», размер дивидендов, начисляемых по привилегированным акциям, не может быть меньше размера дивидендов, начисляемых по простым акциям за этот же период». Проспектом эмиссии Общества по привилегированным акциям определен ежегодный дивиденд в размере 30% от номинала или 300 тенге на одну привилегированную акцию. В результате доплата дивидендов по привилегированным акциям составляет дополнительно 22,204.00 тыс. тенге.

Таким образом, размер выплачиваемых дивидендов на простые акции будет составлять 3,878,386 тыс. тенге, что составляет 355,07 тенге на одну простую акцию, или 35.5% от номинальной стоимости. Общая сумма дивидендных выплат с учетом ранее начисленных на привилегированные акции 120,958.20 тыс. тенге и доплаты по ним, составит 4,021,548 тыс. тенге. При этом отношение всех дивидендных выплат, в



т.ч. по привилегированным акциям, к чистой прибыли по итогам 2004 года составит 14,94%., в т.ч. 8% на ГПА.

Соответственно, принимая во внимание вышесказанное, а также необходимость обеспечения для акционеров Общества отдачи на вложенный капитал, реинвестирования прибыли, для повышения рыночной капитализации Общества и для выполнения бюджета капитальных вложений 2005 года, снижения субсидирования расходов по заимствованию для дивидендных выплат за счет инвестиционной деятельности, поддержания уровня ликвидности Общества на требуемом уровне, стабилизации темпа прироста дивидендов в долгосрочном периоде, снижения зависимости рыночной стоимости акций Общества от спекуляций на рынке ценных бумаг, долгосрочного планирования, как уровня дивидендов, так и прогнозного курса акций Общества,

в проекте решения годового Общего собрания акционеров АО «Казахтелеком» предлагается:

В соответствии с дивидендной политикой Общества, отраженной в утвержденном Постановлением Правительства Республики Казахстан от 22 июня 2004 года № 690 Плане развития АО «Казахтелеком» на 2004-2006 годы и Постановлении Правительства Республики Казахстан от 24.04.2003г. №404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», учитывая кассовые возможности и Бюджет капитальных вложений Общества на 2005 год, а также в соответствии со статьей 23 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО "Казахтелеком"

РЕШИЛО:

1. Утвердить сумму дивидендных выплат на простые и привилегированные акции по итогам 2004 года в размере **4,021,547,675 (Четыре миллиарда двадцать один миллион пятьсот сорок семь тысяч шестьсот семьдесят пять) тенге**.

2. По простым акциям, находящимся в обращении в количестве 10,922,876 штук:
   1) Утвердить размер дивидендов по итогам 2004 года по простым голосующим акциям в размере **3,878,385,581.32 тенге**, что составляет **355.07 тенге** на 1 простую акцию (справочно - 35,5% от номинала).
   2) Утвердить дату регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2004 года - **23 мая 2005 года**.
   3) Утвердить дату выплаты дивидендов на простые акции – **до 23 июня 2005 года**.
   4) Утвердить порядок выплаты – **по заявлению акционера**.
   5) Утвердить форму выплаты – **в денежной форме**.

3. По привилегированным акциям, находящимся в обращении в количестве 403,194 штук:
   1) Утвердить размер дивидендов за 2004 год по привилегированным акциям в размере **143,162,093.58 тенге**, что составляет **355.07 тенге** на 1 привилегированную акцию (справочно - 35,5% от номинала).
   2) Выплатить дополнительно дивиденды по привилегированным акциям за 2004 год в денежной форме, с учетом ранее выплаченных гарантированных дивидендов (**120,958,200 тенге**) в срок до **31 мая 2005 года.**



3) Дата регистрации акционеров, имеющих право на получение дополнительных дивидендов по привилегированным акциям за 2004 год, - **03 мая 2005 года.**

4. Оставшийся чистый доход использовать для обеспечения резервного капитала, а также для реализации инвестиционных планов Общества.

5. Правлению АО «Казахтелеком» внести в случае необходимости соответствующие корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику ?

Выступили: Нуров К.И., Ибраимов К.У. (представитель Комитета государственного имущества и приватизации), Бурпашев Н.Ф., Достияров А.А. (представитель акционера Общества Central Asian Industrial Holdings N.V.), Сейтимбеков А.А.

Председатель Сейтимбеков А.А.:В результате обсуждения, по второму вопросу повестки дня ставится на голосование следующий проект решения:

В соответствии с дивидендной политикой Общества, отраженной в утвержденном Постановлением Правительства Республики Казахстан от 22 июня 2004 года № 690 Плане развития АО «Казахтелеком» на 2004-2006 годы и Постановлении Правительства Республики Казахстан от 24.04.2003г. №404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», учитывая кассовые возможности и Бюджет капитальных вложений Общества на 2005 год, а также в соответствии со статьей 23 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО "Казахтелеком" **РЕШИЛО:**

1. Утвердить сумму дивидендных выплат на простые и привилегированные акции по итогам 2004 года в размере **4,575,958,801 (Четыре миллиарда пятьсот семьдесят пять миллионов девятьсот пятьдесят восемь тысяч восемьсот один) тенге**.

2. По простым акциям, находящимся в обращении в количестве 10,922,876 штук:

1) Утвердить размер дивидендов по итогам 2004 года по простым голосующим акциям в размере **4,413,060,361.52 тенге**, что составляет **404.02 тенге** на 1 простую акцию (справочно – 40.4% от номинала).

2)Утвердить дату регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2004 года - **23 мая 2005 года.**

3)Утвердить дату начала выплаты дивидендов на простые акции – **23 июня 2005 года.**

4)Утвердить порядок выплаты – **по заявлению акционера.**

5)Утвердить форму выплаты – **в денежной форме.**

6)Утвердить дату выплаты дивидендов по итогам 2004 года по простым голосующим акциям в размере **2,206,530,180.76 тенге – 23 июня 2005 года.**

7)Утвердить дату выплаты дивидендов по итогам 2004 года по простым голосующим акциям в размере **2,206,530,180.76 тенге – 23 августа 2005 года.**



3.По привилегированным акциям, находящимся в обращении в количестве 403,194 штук:

1)Утвердить размер дивидендов за 2004 год по привилегированным акциям в размере **162,898,439.88 тенге**, что составляет **404.02 тенге** на 1 привилегированную акцию (справочно - 40.4% от номинала).

2) Выплатить дополнительно дивиденды по привилегированным акциям за 2004 год в денежной форме, с учетом ранее выплаченных гарантированных дивидендов (**120,958,200 тенге**) в срок до **31 мая 2005 года.**

3) Дата регистрации акционеров, имеющих право на получение дополнительных дивидендов по привилегированным акциям за 2004 год - **03 мая 2005 года.**

4.Оставшийся чистый доход использовать для обеспечения резервного капитала, а также для реализации инвестиционных планов Общества.

5.Правлению АО «Казахтелеком» внести в случае необходимости соответствующие корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А.: Переходим к обсуждению третьего вопроса Повестки дня собрания «Об изменениях в составе Совета директоров АО "Казахтелеком».

Слово для доклада по третьему вопросу повестки дня предоставляется **Исполнительному директору по внешним связям Сеилову Шахмарану Журсинбековичу.**

Выступление Сеилова Ш.Ж.

В соответствии с Постановлением Правительства Республики Казахстан от 19 марта 2005 года №250, из состава членов Совета директоров АО "Казахтелеком" был выведен Жумагалиев Аскар Куанышевич-Заместитель Председателя Агентства Республики Казахстан по информатизации и связи и к избранию в состав Совета директоров предложена кандидатура Карибжанова Хайрата Салимовича-Президента АО «Казахтелеком».

Руководствуясь вышеуказанным Постановлением Правительства и на основании п.4 статьи 55 Закона РК "Об акционерных обществах", Жумагалиев А.К. уведомил Совет директоров Общества о досрочном прекращении своих полномочий члена Совета директоров Общества (исх. №6-1-1/1714 от 13 апреля 2005 года).

Данным Постановлением Председателем Совета директоров Общества был рекомендован Бектасов Абен Агыбаевич-Председатель Агентства Республики Казахстан по информатизации и связи.

В соответствии с пунктом 1 статьи 56 Закона Республики Казахстан «Об акционерных обществах», Председатель Совета директоров Общества избирается из

числа его членов большинством голосов от общего числа членов Совета директоров Общества.

В связи с чем, вопрос избрания Председателя Совета директоров АО «Казахтелеком» должен быть рассмотрен на заседании Совета директоров.

Необходимо принять к сведению, что в соответствии с пунктом 1 статьи 37 Устава АО «Казахтелеком» Карибжанов Хайрат Салимович, являясь Президентом АО «Казахтелеком», по должности входит в состав Совета директоров АО «Казахтелеком».

Также, в адрес Общества поступило уведомление о прекращении полномочий члена Совета директоров Жумагулова Бауржана Кусаиновича (представитель акционера Общества Central Asian Industrial Holdings N.V.) в связи с переходом на другую работу (заявление от 31.12.2004 года).

На эту вакантную должность, акционером Общества Central Asian Industrial Holdings N.V. был рекомендован Достияров Аскар Абаевич- Управляющий директор «Казкоммерц Секьюритиз» (заявка в установленной форме прилагается).

Таким образом, численный состав Совета директоров Общества не меняется и остается в количестве 7 (семи) членов Совета директоров.

В соответствии с пунктом 5 статьи 55 Закона РК "Об акционерных обществах", в случае досрочного прекращения полномочий члена Совета директоров избрание нового члена Совета директоров осуществляется на общем собрании акционеров простым большинством голосов от общего числа голосующих акций, представленных на общем собрании акционеров Общества.

На основании п.п.5 п.1 статьи 36 Закона Республики Казахстан «Об акционерных обществах», вопрос избрания и прекращения полномочий членов Совета директоров относится к исключительной компетенции Общего собрания акционеров.

Таким образом, необходимо решить вопрос об избрании нового члена Совета директоров АО «Казахтелеком» Достиярова Аскара Абаевича.

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику ?

Вопросов нет

Председатель Сейтимбеков А.А.: Итак, по третьему вопросу повестки дня «Об изменениях в составе Совета директоров АО "Казахтелеком» ставится на голосование следующий проект решения:

В соответствии со статьей 55 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров **РЕШИЛО:**

1. Руководствуясь письмом (№2364 от 27.01.2005 г.) акционера АО «Казахтелеком»- компании Central Asian Industrial Holdings N.V. избрать на вакантную должность члена Совета директоров АО "Казахтелеком" на оставшийся срок полномочий Достиярова Аскара Абаевича- Управляющего директора «Казкоммерц Секьюритиз».

2. Принять к сведению, что в соответствии с пунктом 1 статьи 37 Устава АО «Казахтелеком» Карибжанов Хайрат Салимович, являясь Президентом АО «Казахтелеком», по должности вошел в состав Совета директоров АО «Казахтелеком»;



Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания Счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №1 Повестки дня Общего собрания акционеров от 22 апреля 2005г).*
При подведении итогов голосования открытым способом по первому вопросу «Об утверждении аудированной годовой финансовой отчетности АО «Казахтелеком» за 2004 год» голоса распределились следующим образом:
- **«ЗА»** подано 9 753 715 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.
По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии с требованиями статьи 76 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО «Казахтелеком»
РЕШИЛО:
1. Утвердить аудированную годовую финансовую отчетность АО «Казахтелеком» за 2004 год.

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по второму вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу № 2 Повестки дня общего собрания акционеров от 22 апреля 2005 г.*



При подведении итогов голосования открытым способом по второму вопросу «О распределении чистого дохода по итогам 2004 года, утверждении размера и выплате дивидендов по простым акциям за 2004г» голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А.:

Таким образом, в соответствии с дивидендной политикой Общества, отраженной в утвержденном Постановлением Правительства Республики Казахстан от 22 июня 2004 года № 690 Плане развития АО «Казахтелеком» на 2004-2006 годы и Постановлении Правительства Республики Казахстан от 24.04.2003г. №404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», учитывая кассовые возможности и Бюджет капитальных вложений Общества на 2005 год, а также в соответствии со статьей 23 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО "Казахтелеком" **РЕШИЛО:**

1. Утвердить сумму дивидендных выплат на простые и привилегированные акции по итогам 2004 года в размере **4,575,958,801 (Четыре миллиарда пятьсот семьдесят пять миллионов девятьсот пятьдесят восемь тысяч восемьсот один) тенге**.

2.По простым акциям, находящимся в обращении в количестве 10,922,876 штук:

1) Утвердить размер дивидендов по итогам 2004 года по простым голосующим акциям в размере **4,413,060,361.52 тенге**, что составляет **404.02 тенге** на 1 простую акцию (справочно – 40.4% от номинала).

2)Утвердить дату регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2004 года - **23 мая 2005 года**.

3)Утвердить дату начала выплаты дивидендов на простые акции – **23 июня 2005 года**.

4)Утвердить порядок выплаты – **по заявлению акционера**.

5)Утвердить форму выплаты – **в денежной форме**.

6)Утвердить дату выплаты дивидендов по итогам 2004 года по простым голосующим акциям в размере **2,206,530,180.76 тенге – 23 июня 2005 года**.

7)Утвердить дату выплаты дивидендов по итогам 2004 года по простым голосующим акциям в размере **2,206,530,180.76 тенге – 23 августа 2005 года**.

3.По привилегированным акциям, находящимся в обращении в количестве 403,194 штук:

1)Утвердить размер дивидендов за 2004 год по привилегированным акциям в размере **162,898,439.88 тенге**, что составляет **404.02 тенге** на 1 привилегированную акцию (справочно - 40.4% от номинала).



2) Выплатить дополнительно дивиденды по привилегированным акциям за 2004 год в денежной форме, с учетом ранее выплаченных гарантированных дивидендов (**120,958,200 тенге**) в срок до **31 мая 2005 года.**
3) Дата регистрации акционеров, имеющих право на получение дополнительных дивидендов по привилегированным акциям за 2004 год **- 03 мая 2005 года.**

4.Оставшийся чистый доход использовать для обеспечения резервного капитала, а также для реализации инвестиционных планов Общества.

5.Правлению АО «Казахтелеком» внести в случае необходимости соответствующие корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по третьему вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Бектелеуов Д.А.:**
(*Протокол заседания счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу № 3 Повестки дня общего собрания акционеров от 22 апреля 2005 г.*

При подведении итогов голосования открытым способом по третьему вопросу «Об изменениях в составе Совета директоров АО "Казахтелеком».

голоса распределились следующим образом:
- **«ЗА»** подано 9 753 715 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.
По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии со статьей 55 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров **РЕШИЛО:**

1. Руководствуясь письмом (№2364 от 27.01.2005 г.) акционера АО «Казахтелеком»- компании Central Asian Industrial Holdings N.V. избрать на вакантную должность члена Совета директоров АО "Казахтелеком" на оставшийся срок полномочий Достиярова Аскара Абаевича- Управляющего директора «Казкоммерц Секьюритиз.

2. Принять к сведению, что в соответствии с пунктом 1 статьи 37 Устава АО «Казахтелеком» Карибжанов Хайрат Салимович, являясь Президентом АО «Казахтелеком», по должности вошел в состав Совета директоров АО «Казахтелеком»;



Председатель Сейтимбеков А.А.: Все вопросы, включенные в Повестку дня годового Общего собрания акционеров, обсуждены. Какие будут замечания, предложения по ведению собрания? Тогда, разрешите, на этом собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Достияров А.А.: В завершение собрания Компания Central Asian Industrial Holdings N.V. хотела бы уведомить акционеров о начале процедуры созыва внеочередного Общего собрания акционеров с вопросом повестки дня «О внесении изменений и дополнений в Устав АО «Казахтелеком».

Председатель Общего собрания	**А. Сейтимбеков**
Секретарь Общего собрания	**Е. Жазыкбаев**
Председатель Счетной комиссии	**Д. Бектелеуов**
Члены Счетной комиссии	**Ж. Бельгибаева**
	Е. Альжанов
Представители Акционера, владеющего 5 и более % голосующих акций	**А. Достияров**

PROTOCOL №23

The minutes of the JSC Kazakhtelecom's extraordinary General shareholders meeting

Date, place and time of holding the meeting: June 27, 2005, 15:00, Astana, 31 Abay avenue, the JSC Kazakhtelecom's congress hall.

Mr. Karibjanov Khairat Salimovich, the JSC Kazakhtelecom's President, opens the meeting.

Dear shareholders and participants of the meeting,

Following the decision №15 of the JSC Kazakhtelecom's Board of Directors as of May 4, 2005 the JSC Kazakhtelecom's extraordinary General shareholders meeting is scheduled to take place today, June 27, 2005 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General shareholders meeting is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the extraordinary General shareholders meeting, as per the protocol №1 of the Accounting Commission of the General shareholders meeting as of June 27, 2005, the status for 15:00, have accumulated in aggregate as many as 9 753 715 votes, which makes up 89,72 of the total number of the Company's voting shares.

Thus, the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**

The General meeting is attended by the Company's shareholders, some members of the Board, and by those who have been invited to this meeting.

We have to, pursuant to item 4 article 48 of the law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr. Utegaliev M.J.**, manager of the JSC Kazakhtelecom's Project Finance Department.

Mr. Utegaliev M.: *On procedural issues the vote will be cast by raising a hand. On all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Mr. Karibzhanov K.S.: To hold the meeting we need to elect Chairman, Accounting Commission and Secretariat of the meeting, the head of which will be carrying out his duties as a secretary of the meeting.

The proposal has come in to elect:

a) Mr. **Seitimbekov Ardak Askarovich**, Director of the Department of state policy in the field of communications and financial regulation under the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) Secretariat in the following composition: Mr. **Zhazykbaev Erlan Alibekovich**, Director of the Project Finance Department as Secretary of the meeting; Mr. **Stambekov Ruslan Hizyatovich**, Senior Manager of the External Relations Service; Mrs. **Belguibaeva Zhanna Dusenovna** – lead specialist of the External Relations Service; Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Utegaliev Marat Zholdybekovich,** manager of the Project Finance Department, as Chairman of the Accounting Commission; Mr. **Madiev Khasen Karimovich**, manager of the Project Finance Department; Mr. **Alzhanov Erkebulan Turlybekovich**, representative of the independent registrar of "Reestr service (Реестр сервис)" Ltd.;

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's extraordinary General shareholders meeting has DECIDED**:

1. To elect Mr. Seitimbekov Ardak Askarovich, Director of the Department of state policy in the field of communications and financial regulation of the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the Meeting.

2. To elect Secretariat of the extraordinary General shareholders meeting in the following composition: Mr. Zhazykbaev Erlan Alibekovich as Secretary of the meeting, Mr. Stambekov Ruslan Hizyatovich, Mrs. Belguibaeva Zhanna Dusenovna.

3. To elect Accounting Commission of the General shareholders meeting in the following composition: Mr. Utegaliev Marat Zholdybekovich, Mr. Madiev Khasen Karimovich, Mr. Alzhanov Erkebulan Turlybekovich.

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Seitimbekov A.A., the elect Chairman of the meeting** is taking the chair of the extraordinary General shareholders meeting.

Chairman Seitimbekov A.A.: Before we proceed to discussing the issues we've got to approve the Agenda of the JSC Kazakhtelecom's extraordinary General shareholders meeting. The Agenda of the meeting has been published in the appropriate manner in the official print media ("Kazakhstanskaya Pravda" №116 and "Eguemen Kazakhstan"№100 as of May 11, 2005) and is made up of the following items:

1. On introduction of amendments to the JSC Kazakhtelecom's Charter.
2. On introduction of amendments to the Provision on the JSC Kazakhtelecom's Board of Directors.

Pursuant to item 1 article 43 of the Law of the Republic of Kazakhstan "On joint stock companies" the Company's Board of Directors has extended the agenda of the meeting (Protocol №20 as of June 3, 2005, Protocol №23 as of June 6, 2005, Protocol №24 as of June 6, 2005) by adding to it the following items:

3. On approval of the economic transactions which the Company takes an interest in.
3.1. On approval of the decision made by the JSC Kazakhtelecom's Board of Directors "On granting the home ownership to the JSC Kazakhtelecom's employees" (Protocol №20 as of June 3, 2005).
3.2. On approval of the decision made by the JSC Kazakhtelecom's Board of Directors "On the provision of a direct loan to the Kazakhtelecom's Chairman of the Board" (Protocol №24 as of June 6, 2005).

3.3. Approval of the economic transactions on the provision of the financial aid to "Signum" Ltd., the Kazakhtelecom's affiliated branch in the Russian Federation.

The Company's shareholders have been advised of such amendments to the agenda of the extraordinary general shareholders meeting through mass media ("Kazakhstanskaya Pravda" № 148 and "Eguemen Kazakhstan" №125 as of June 7, 2005).

Thus taking into account the amendments that have been introduced the agenda of the meeting is made up of the following items:

1. On introduction of amendments to the Kazakhtelecom's Charter.
2. On introduction of amendments to the Provision on the JSC Kazakhtelecom's Board of Directors.
3. On approval of the economic transactions in which the Company takes an interest.
3.1. On approval of the decision made by the JSC Kazakhtelecom's Board of Directors "On granting the home ownership to the JSC Kazakhtelecom's employees" (Protocol №20 as of June 3, 2005).
3.2. On approval of the decision made by the JSC Kazakhtelecom's Board of Directors "On the provision of a direct loan to the Kazakhtelecom's Chairman of the Board" (Protocol №24 as of June 6, 2005).
3.3. Approval of the economic transactions on the provision of the financial aid to "Signum" Ltd., the Kazakhtelecom's affiliated branch in the Russian Federation.

Those who are in favor of the proposed agenda are requested to raise a hand?
The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to approve the Agenda of the meeting.

We now proceed to the first and second items of the Agenda.

Chairman Seitimbekov A.A.:

The CAIN N.V. company, the JSC Kazakhtelecom's shareholder, has come up with the proposal to introduce amendments to the Company's Charter with a view to making a more qualified and more efficient strategic decisions by the Company's shareholders.
The issue is therefore being submitted to the Company's shareholders.
I want to remind you that to make the decision on this particular issue the special majority of shareholders votes is required. I ask the Accounting Commission to confirm once again that the quorum for voting on this particular issue is reached.

Chairman of the Accounting Commission Mr. Utegaliev M.:

For the current moment the number of shareholders and their authorized representatives registered at the meeting equals in total to 9 753 715 votes holding by them, which makes up 89,72% out of the total number of votes. Thus a special majority of votes out of the total number of votes has been reached.

Chairman Seitimbekov A.A.: Thus regarding the first item of the agenda "On introduction of amendments to the Company's Charter" the following draft resolution is now put to the vote:

"On introduction of amendments to the JSC Kazakhtelecom's Charter"

Pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" and article 30 of the JSC Kazakhtelecom's Charter, the JSC Kazakhtelecom's extraordinary General shareholders meeting (hereinafter referred to as Company) has **decided**:

1. To introduce to the Company's Charter approved by the resolution of the General shareholders meeting (Protocol №18 as of March 2004) the following amendments:

1) the first sentence of item 2 article 30 is to be stated in the following wording:

"The decisions on the issues itemized in item 1 of this article of the Company's Charter, except for sub-items 6), 7), 9), 10), 13), 14), 16), and cases stipulated by item 8 article 31, item 3 article 41 of the Company's Charter and by paragraph 3 of item 2 article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" will be taken by special majority of votes out of the total number of the Company's voting shares".

2) the second paragraph of item 2 article 30 is to be excluded;

3) in the first sentence of item 8 article 31 the words "...on any reason" are to be excluded.

4) in item 10 article 31 of the Charter the words "by simple majority of votes out of the total number of the voting shares, represented at the general shareholders meeting" are to be replaced by the words "in accordance with this Charter"

Item 10 article 31 of the Charter is to be supplemented with a new sentence: "In the event of early termination of the terms of reference of 3 and more members of the Board of Directors, the remaining members of the Board will have the right to take the decision only on convocation of an extraordinary general shareholders meeting on the issue of election of new Board of Directors pursuant to item 7 article 31 of this Charter".

5) In item 6 of article 33 the words "The decisions of the Company's Board of Directors are to be taken by the simple majority votes of those members of the Board attending the Board's meeting" are to be replaced by the words "The decision of the Board of Directors is deemed to have been taken if 5 (five) and more out of 7 (seven) members of the Board have voted for its adoption".

If there is no objection, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

Chairman Seitimbekov A.A.: On the second item "On introduction of amendments to the Provision on the JSC Kazakhtelecom's Board of Directors" the following draft resolution is put to the vote:

"On introduction of amendments to the Provision on the JSC Kazakhtelecom's Board of Directors.

Pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" and article 30 of the JSC Kazakhtelecom's Charter, the extraordinary General shareholders meeting of JSC Kazakhtelecom (hereafter referred to as Company) has **decided**:

1. To introduce to the Provision on JSC Kazakhtelecom's Board of Directors approved by the resolution of the General shareholders meeting (Protocol №18 as of March 12, 2004) the following amendments:

- in item 47 the words "The decisions of the Company's Board are to be taken by the simple majority votes of those members of the Board attending the Board's meeting" are to be replaced by the words "The decision of the Board of Directors is

deemed to have been taken, if 5 (five) and more out of 7 (seven) members of the Board have voted for its adoption".

If there are no objections, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Seitimbekov A.A.: We now proceed to the third item of the agenda "On approval of the economic transactions in which the Company takes an interest", which consists of the following sub-items:

3.1. On approval of the decision taken by the JSC Kazakhtelecom's Board of Directors "On granting the home ownership to the JSC Kazakhtelecom's employees (Protocol №20 as of June 3, 2005).
3.2. On approval of the decision taken by the JSC Kazakhtelecom's Board of Directors "On granting the direct loan to the Chairman of the JSC Kazakhtelecom's Board of Directors (Protocol №24 as of June 6, 2005).
3.3. Approval of the transactions on provision of the financial aid to "Signum" Ltd., the JSC Kazakhtelecom's affiliated branch in the Russian Federation.

Chairman Seitimbekov A.A.: To make a report on the sub-item 3.1 of the third item of the agenda the floor is now given to Mrs. Ermakina Svetlana Ivanovna, Director of the legal counseling and claims administration department of the JSC Kazakhtelecom.

Mrs. Ermakina's speech:

The Board of Directors made the decision (Protocol №20 as of 03.06.2005) on transfer of ownership of housing accommodation in the residential complex "Nursaya" to individual employees of JSC Kazakhtelecom. Such a decision was brought about by the need for JSC Kazakhtelecom to avoid unscheduled costs, including those related to registration of title in real property, and to ensure implementation in a timely and planned fashion of all the procedures associated with a further relocation of the Company's employees to the city of Astana and provision for these employees with housing accommodation there. The employees that will be provided with accommodation in the residential complex "Nursaya" are all the Company's executive officers. Pursuant to articles 71-73 of the Law of the Republic of Kazakhstan "On joint stock companies" these executive officers are subject to special requirements when concluding any deal with Company. Specifically, the decision on concluding a deal, in which the Company takes an interest, must be made by the Company's Board of Directors with a subsequent approval of such a decision by General shareholders meeting. Taking due cognizance of the above this decision is being submitted to the Company's shareholders for consideration. Given that all the conditions on concluding the assumed transactions are provided for in the decision itself made by the Board, №20 as of 03.06.2005., the shareholders are requested to vote for approval of the given decision (resolution).

Chairman Seitimbekov A.A.: Thus on sub-item 3.1. of the third item "On approval of the decision made by the JSC Kazakhtelecom's Board "On granting home

ownership (transfer of ownership of housing accommodation) to individual employees of JSC Kazakhtelecom (Protocol №20 as of June 3, 2005)" the following drat resolution is being put to the vote:

Pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" and article 30 of the JSC Kazakhtelecom's Charter, the extraordinary General shareholders meeting of JSC Kazakhtelecom has **decided:**

1. To approve the Decision made by the JSC Kazakhtelecom's Board of Directors "On granting home ownership to the JSC Kazakhtelecom's employees" (Protocol №20 as of June 3, 2005).

If there are no objections, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Seitimbekov A.A. To make a speech on sub-item 3.2 of the third item of the agenda the floor is now given to Mrs. Ermakina Svetlana Ivanovna, Director of the legal counseling and claims administration department of the JSC Kazakhtelecom.

Mrs. Ermakina' speech:

Pursuant to the Board's decision №39 as of 18.09.2000, the place of dislocation for the President of JSC Kazakhtelecom has been designated the cities of Astana and Almaty. In this connection and with a view to reducing the hotel accommodation costs for the President when coming to Almaty and staying there in order to carry out his duties, the Board of Directors has made the decision on provision to the Chairman of the Board (President of the Company) of the direct (target) loan for buying residential accommodation with a repayment period being 1 year on the basis of his loan request. Taking account of the fact that the Chairman of the Board is an executive officer of the Company, provision of the loan must be carried out following the procedures stipulated by articles 71-73 of the Law of the Republic of Kazakhstan "On joint stock companies". Specifically, the decision must be made by the Board of Directors and subsequently approved by general shareholders meeting.

Chairman Seitimbekov A.A.: Thus on sub-item 3.2 of the third item "On approval of the decisions of JSC Kazakhtelecom's Board of Directors" "On the purposed loaning for the Chairman of JSC Kazakhtelecom's Board" (Protocol No 24 dated June 6, 2005) the following draft resolution is put to vote:

Pursuant to article 30 of JSC Kazakhtelecom's Charter and pursuant to the provisions stipulated in the articles 71-73 of the Law of the Republic of Kazakhstan "On joint stock companies", special General shareholders meeting **HAS DECIDED**:

1. To approve the Decision of JSC Kazakhtelecom's Board of Directors "On purposed loaning for the Chairman of JSC Kazakhtelecom's Board" (Protocol No 24 dated June 6, 2005).

If there is no objection, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the Accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

Chairman Seitimbekov A.A.: To make a report on the sub-item 3.3 of agenda's third item the floor is given to Mr. Darkhan Bekteleuov, Deputy Head of External Assets Management Service.

Mr. Bekteleuov's speech:

Pursuant to the Decision of JSC Kazakhtelecom's Board Of Directors on participation of JSC Kazakhtelecom in creation and operation of a legal entity according to the Legislation of the Russian Federation by acquiring of 100% share holding in "Signum" LLC (Protocol No 14 on JSC Kazakhtelecom's Bord of Directors meeting dated 19.04.2004), 100% shares in the authorized capital stock of "Signum" LLC (Moscow) have been acquired according to the contract No 852-24-DP dated 10.11.204. At this moment the changes in the structure of "Signum" LLC founders are registered in the Ministry of Justice of the Russian Federation: JSC Kazakhtelecom has become a single shareholder of the company.

The aim of company's acquisition is to receive income and to increase JSC Kazakhtelecom's value due to creation of data communication node in Moscow and its further integration with JSC "Kazakhtelecom" by means of :

- Organization of Kazakhtelecom's point of presence in Moscow;
- Rendering of telecommunication services to foreign and Russian clients which have business contacts with Kazakhstan;
- Penetration to new telecommunication markets.

This project of the Company has been discussed in JSC Kazakhtelecom's Project Committee and whereupon company's Board has decided to approve the decision on expediency of financial support allotting to "Signum" LLC since this form of investment is the most acceptable for the Company at present.

In this connection Company has initiated the following deals on financial support allotting:

- On the total sum of 2 770 000 (two million seven hundred seventy thousand) Russian rubles on the term of 365 days.
- On the total sum of 360 000 (three hundred sixty thousand) US Dollars on the term of 5 years.

Financial assets are planned to be allotted with the aim of covering initial operational costs, purchasing of equipment, conducting of constructive-assembling and engineering works and putting into operation of "Signum" LLC node.

Taking into consideration that "Signum" LLC is an affiliated branch of the Company, the decision on allotting of temporal financial support is to be aproved pursuant to the procedures stipulated in the legislation of the Republic of Kazakhstan.

JSC Kazakhtelecom's Board of Directors has approved the decision on allotting of temporal financial support (Protocol No 23 dated June 6, 2005).

Pursuant to the articles 71-73 of the Law "On joint stock companies" the decision on conclusion of contracts in which a joint stock company is interested in is to be taken by the company's Board of Directors. The approval of a decision in which a joint stock company is interested in is to be adopted by the General Shareholders Meeting.

The remarks have been received from: Mr. Akhabayev B.A., Burnashev N.F.

Chairman Seitimbekov A.A.: Thus on sub-item 3.3. of the third item on "Approval of dealings on allotting of financial support to the affiliated branch enterprise "Signum" LLC, which is totally belongs to the JSC Kazakhtelecom and pursuant to the articles 71-73 of the Law "On joint stock companies" special General Shareholders Meeting **HAS DECIDED**:

1. To approve conclusion of dealings on allotting of temporal financial support to "Signum" LLC (Russian Federation) on the following terms:

- Total sum of 2 770 000 (two million seven hundred seventy thousand) Russian rubles on the term of 365 days.
- Total sum of 360 000 (three hundred sixty thousand) US Dollars on the term of 5 years.

2. To authorize the President of JSC Kazakhtelecom, Mr. Karibzhanov Kh.S., on conducting of negotiations, signing of contracts and other documents and also on execution of any other necessary actions pursuant to the present decision with the power of substitution of his authority to the third party.

If there is no objection, please make corresponding remarks on the voting ballots on this particular issue and hand them over to the Accounting Commission.

Shareholders and their authorized representatives made corresponding remarks on the voting ballots. Members of the Accounting Commission collected voting ballots.

We now announce a short break for 5 minutes.

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the first item of the agenda of the meeting.

Mr. Utegaliev, Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's special General shareholders meeting based upon the results of voting on the item 1 of the Agenda of the General shareholders meeting as of June 27, 2005*).

Summing-up the results of the open voting on the first item "On introduction of amendments to the Charter of JSC Kazakhtelecom" the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 89,72% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.

As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus on the first item of the agenda, special General shareholders meeting **HAS DECIDED:**

To introduce into the Charter of the JSC Kazakhtelecom the following amendments:

"Pursuant to the article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" and article 30 of JSC Kazakhtelecom's Charter", special General shareholders meeting **HAS DECIDED:**

1. To introduce into the Company's Charter, approved by the decision of the General Shareholders Meeting (Protocol No 18 dated March 12, 2004), the following amendments:

1) the first sentence of the item 2 of the article 30 is to be edited as follows:

"The decisions on the matters enumerated in the item 1 of this article of Company's Charter excluding sub-items 6), 7), 9), 10), 13), 14), 16) and also excluding the cases stipulated in the item 8 of the article 41 of the Company's Charter and paragraph 3 of the item 2 of the article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" are to be adopted by the majority votes from the total number of voting shares".

2) second paragraph of the item 2 of the article 30 is to be omitted;

3) in the first sentence of the item 8 of the article 31 the words "pursuant to any provision" are to be omitted;

4) in the item 10 of the article 31 of the Charter the words "by simple majority of votes from the total amount of voting shares represented on the General shareholders meeting" are to be amended as "pursuant to the present Charter".

To add to the item 10 of the article 31 a new sentence: "In case of pre-term termination of authorities of three or more members of the Board of Directors, the remaining members of the Board of Directors have the right only to convene a special General shareholders meeting to discuss the question on election of new membership of the Board of Directors pursuant to the item 7 of the article 31 of the present Charter".

5) in the item 6 of the article 33 the words "Decisions of the Board of Directors are to be approved by the majority of votes of the members of the Board of Directors presenting on the meeting of the members of the Board of Directors" are to be amended as follows "Decision of the Board of Directors is considered to be approved in case 5 (five) or more members of the Board of Directors out of 7 (seven) ones have voted for it".

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the second item of the agenda of the meeting.

Mr. Utegaliev, Chairman of Accounting Commission:
(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's special General shareholders meeting based upon the results of voting on the item 2 of the Agenda of the General shareholders meeting as of June 27, 2005).

Summing-up the results of the open voting on the second item "On introduction of amendments to the Resolution on JSC Kazakhtelecom's Board of Directors" the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 89,72% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus on the second item of the agenda, special General shareholders meeting **HAS DECIDED:**
To introduce to the Resolution on JSC Kazakhtelecom's Board of Directors the following amendments:

"Pursuant to the article 36 of the Republic of Kazakhstan "On joint stock companies" and article 30 of JSC Kazakhtelecom's Charter the special General shareholders meeting of the JSC Kazakhtelecom (hereinafter Company) **HAS DECIDED:**

To introduce to the Resolution on JSC Kazakhtelecom's Board of Directors approved by a decision of the General shareholders meeting (Protocol No 18 dated March 12, 2004) the following amendments:

- in the item 47 the words "Decisions of the Board of Directors are to be approved by the majority of votes of the members of the Board of Directors presenting on the meeting of the members of the Board of Directors" are to be amended as follows "Decision of the Board of Directors is considered to be approved in case 5 (five) or more members of the Board of Directors out of 7 (seven) ones have voted for it".

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the sub-item 3.1 of the item 3 of the agenda of the meeting.

Mr. Utegaliev, Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's special General shareholders meeting based upon the results of voting on the sub-item 3.1 of the item 3 of the Agenda of the General shareholders meeting as of June 27, 2005*).

Summing-up the results of the open voting on the sub-item 3.1 of the item three "On approval of the decisions of JSC Kazakhtelecom's Board of Directors" "On granting home ownership to JSC Kazakhtelecom's employees" (Protocol No 20 dated June 03, 2005) the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 89,72% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus pursuant to the article 30 of JSC Kazakhtelecom's Charter and on the basis of provisions stipulated in articles 71-73 of the Law of the Republic of Kazakhstan "On joint stock companies", special General shareholders meeting **HAS DECIDED:**

1. To approve the decision of JSC Kazakhtelecom's Board of Directors "On granting home ownership to JSC Kazakhtelecom's employees" (Protocol No 20 dated June 03, 2005).

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the sub-item 3.2 of the item three of the agenda of the meeting.

Mr. Utegaliev, Chairman of Accounting Commission:
(*Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's special General shareholders meeting based upon the results of voting on the sub-item 3.2 of the item 3 of the Agenda of the General shareholders meeting as of June 27, 2005*).

Summing-up the results of the open voting on the sub-item 3.2 of the item three "On approval of the decisions of JSC Kazakhtelecom's Board of Directors" "On the purposed loaning for the Chairman of JSC Kazakhtelecom's Board" (Protocol No 24 dated June 6, 2005) the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 89,72% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus pursuant to the article 30 of JSC Kazakhtelecom's Charter and on the basis of provisions stipulated in articles 71-73 of the Law of the Republic of Kazakhstan "On joint stock companies", special General shareholders meeting **HAS DECIDED:**

1. To approve the decision of JSC Kazakhtelecom's Board of Directors "On the purposed loaning for the Chairman of JSC Kazakhtelecom's Board" (Protocol No 24 dated June 6, 2005).

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the sub-item 3.3 of the item three of the agenda of the meeting.

Mr. Utegaliev, Chairman of Accounting Commission:
(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's special General shareholders meeting based upon the results of voting on the sub-item 3.3 of the item 3 of the Agenda of the General shareholders meeting as of June 27, 2005).

Summing-up the results of the open voting on the sub-item 3.3 of the item three "On approval of dealings on allotting of temporal financial support to "Signum" LLC – JSC Kazakhtelecom's affiliated branch in Russian Federation, the votes have been distributed as follows:

The "**FOR**" votes totaled 9,753,715 votes - making up 89,72% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus in the purposes of JSC Kazakhtelecom's income increasing and growth of company's capitalization due to development of "Signum" LLC affiliated branch, which is totally under control of JSC Kazakhtelecom, and also pursuant to the articles 71-73 of the Law "On joint stock companies", special General shareholders meeting **HAS DECIDED:**

1. To approve conclusion of dealings on allotting of temporal financial support to "Signum" LLC (Russian Federation) on the following terms:

- Total sum of 2 770 000 (two million seven hundred seventy thousand) Russian rubles on the term of 365 days.
- Total sum of 360 000 (three hundred sixty thousand) US Dollars on the term of 5 years.

2. To authorize the President of JSC Kazakhtelecom, Mr. Karibzhanov Kh.S., on conducting of negotiations, signing of contracts and other documents and also on execution of any other necessary actions pursuant to the present decision with the power of substitution of his authority to the third party.

Chairman Seitimbekov A.A.: All the questions included in the Agenda of the special General shareholders meeting have been discussed. Are there any remarks or proposals as to the way in which the meeting has been conducted? If not, let me announce the closure of the meeting. Thank you for participation. Good by!

A. Seitimbekov
Chairman of the General meeting

E. Zhazykbaev
Secretary of the General meeting

M. Utegaliev
Chairman of the Accounting Commission

Kh. Madiev
E. Alzhanov
Members of the Accounting Commission

E. Kingushanov
Representative of the Shareholder holding 5 and more % of voting shares

ПРОТОКОЛ №23

внеочередного Общего собрания акционеров акционерного общества «Казахтелеком»

Дата, место и время проведения: 27 июня 2005 г., 15.00 часов, г. Астана, пр. Абая, 31, зал заседаний АО «Казахтелеком»

Собрание открывает Президент АО «Казахтелеком» Карибжанов Хайрат Салимович.

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 4 мая 2005 г. №15 на сегодня, 27 июня 2005 г., на 15.00 часов назначено внеочередное Общее собрание акционеров АО «Казахтелеком».

В соответствии со ст. 45 Закона РК «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решение, если на момент окончания регистрации участников собрания для участия в нем зарегистрированы акционеры или их представители, включенные в список акционеров, владеющие в совокупности 50 и более % голосующих акций Общества.

На внеочередном Общем собрании, в соответствии с протоколом №1 заседания Секретариата Общего собрания акционеров от 27 июня 2005 года, по состоянию на 15.00 часов, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 753 715 голосами, что составляет 89,72 % от общего количества голосов.

Таким образом, кворум, необходимый для проведения собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

В работе Собрания принимают участие акционеры Общества, отдельные члены Совета директоров и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать (поднятием руки)?

Проголосовали единогласно.

Таким образом, внеочередное Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставляется Утегалиеву М.Ж. – менеджеру Департамента проектного финансирования АО "Казахтелеком".

Утегалиев М.: *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Карибжанов Х.С.: Для проведения собрания необходимо избрать Председателя и Секретариат собрания, руководитель которого будет выполнять функции Секретаря собрания, а также Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания **Сейтимбекова Ардака Аскаровича-** Директора Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.
Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру (поднятием руки).
Проголосовали единогласно.

б) Секретариат в следующем составе: **Жазыкбаев Ерлан Алибекович** – Директор Департамента проектного финансирования -
Секретарь собрания; **Стамбеков Руслан Хизятович**-Главный менеджер Службы внешних связей; **Бельгибаева Жанна Дусеновна –** ведущий специалист Службы внешних связей. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).
Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Утегалиев Марат Жолдыбекович** менеджер Департамента проектного финансирования - Председатель Счетной комиссии; **Мадиев Хасен Каримович**- менеджер Департамента проектного финансирования; **Альжанов Еркебулан Турлыбекович** -Представитель независимого регистратора Общества ТОО «Реестр-сервис». Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).
Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Собрания Сейтимбекова Ардака Аскаровича- Директора Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.
2. Избрать Секретариат внеочередного Общего собрания акционеров в составе: Жазыкбаев Ерлан Алибекович - Секретарь собрания; Стамбеков Руслан Хизятович; Бельгибаева Жанна Дусеновна;
3. Избрать Счетную комиссию Общего собрания в составе: Утегалиев Марат Жолдыбекович, Мадиев Хасен Каримович, Альжанов Еркебулан Турлыбекович

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение внеочередного Общего собрания акционеров осуществляет **Председатель собрания – Сейтимбеков А.А. :**

Председатель Сейтимбеков А.А. : Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня внеочередного Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях Общества («Казахстанская правда» №116 и «Егемен Казахстан» № 100 от 11 мая 2005 года) и состояла из следующих вопросов:

1. «О внесении изменений и дополнений в Устав АО «Казахтелеком».

2. «О внесении изменений и дополнений в Положение о Совете директоров АО “Казахтелеком”.

В соответствии с п.1 ст.43 Закона Республики Казахстан "Об акционерных обществах", Совет директоров Общества дополнил повестку дня собрания (Протокол №20 от 3 июня 2005 года , Протокол №23 от 6 июня 2005 года, Протокол №24 от 6 июня 2005 года) следующими вопросами.

3. Об утверждении сделок, в совершении которых Обществом имеется заинтересованность:

3.1. Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении жилья в собственность работников АО «Казахтелеком» (Протокол № 20 от 3 июня 2005г.)

3.2. «Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении целевого займа Председателю Правления АО «Казахтелеком»(Протокол №24 от 6 июня 2005 года) .

3.3. Утверждение сделок по предоставлению финансовой помощи дочерней компании АО «Казахтелеком» в Российской Федерации ООО «Сигнум»

В установленном порядке, акционеры Общества извещены о таком дополнении повестки дня внеочередного общего собрания акционеров через средства массовой информации ("Казахстанская правда" №148 и "Егемен Казахстан" №125 от 7 июня 2005 года).

Таким образом, повестка дня с учетом дополнения состоит из следующих вопросов:

1. «О внесении изменений и дополнений в Устав АО «Казахтелеком».

2. «О внесении изменений и дополнений в Положение о Совете директоров АО “Казахтелеком”.

3. Об утверждении сделок, в совершении которых Обществом имеется заинтересованность:

3.1. Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении жилья в собственность работников АО «Казахтелеком» (Протокол № 20 от 3 июня 2005г.)

3.2. «Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении целевого займа Председателю Правления АО «Казахтелеком»(Протокол №24 от 6 июня 2005 года) .

3.3. Утверждение сделок по предоставлению финансовой помощи дочерней компании АО «Казахтелеком» в Российской Федерации ООО «Сигнум»

Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.
Проголосовали единогласно.
Решение принято.

Таким образом, **внеочередное Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению первого и второго вопроса повестки дня собрания.

Председатель Сейтимбеков А.А.:

Компанией «CAIH N.V.» - акционером АО «Казахтелеком» предложено внести изменения и дополнения в Устав Общества, направленные на более качественное и квалифицированное принятие стратегических решений акционерами Общества.

В связи с чем, указанный выше вопрос выносится на решение акционеров Общества.

Хочу напомнить, что для принятия решения по данному вопросу требуется квалифицированное большинство голосов акционеров. Прошу Счетную комиссию еще раз подтвердить наличие кворума для голосования по данному вопросу.

Председатель Счетной комиссии Утегалиев М.:

По состоянию на текущий момент, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 753 715 голосами, что составляет 89,72 % от общего количества голосов. Таким образом, квалифицированное большинство голосов от общего числа акций Общества имеется.

Председатель Сейтимбеков А.А.: Итак, по первому вопросу «О внесении изменений и дополнений в Устав АО «Казахтелеком» ставится на голосование следующий проект решения:

«О внесении изменений и дополнений в Устав АО «Казахтелеком»

В соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах» и статьей 30 Устава АО «Казахтелеком», внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Внести в Устав Общества, утвержденный решением Общего собрания акционеров (Протокол № 18 от 12 марта 2004 года), следующие изменения и дополнения:

1) первое предложение пункта 2 статьи 30 изложить в следующей редакции:

«Решения по вопросам, перечисленным в пункте 1 настоящей статьи Устава Общества, за исключением подпунктов 6), 7), 9), 10), 13), 14), 16), а также случаев, предусмотренных пунктом 8 статьи 31, пунктом 3 статьи 41 Устава Общества и абзацем 3 пункта 2 статьи 36 Закона Республики Казахстан «Об акционерных обществах» принимаются квалифицированным большинством голосов от общего числа голосующих акций Общества.».

2) абзац второй пункта 2 статьи 30 исключить;

3) в первом предложении пункта 8 статьи 31 слова «по любому основанию» исключить.

4) В пункте 10 статьи 31 Устава слова «простым большинством голосов от общего числа голосующих акций, представленных на общем собрании акционеров» заменить словами «в соответствии с настоящим Уставом».

Дополнить пункт 10 статьи 31 новым предложением: «В случае досрочного прекращения полномочий 3 и более членов Совета директоров оставшиеся члены Совета директоров вправе принять решение только о созыве внеочередного общего собрания акционеров по вопросу об избрании нового состава Совета директоров в соответствии с пунктом 7 статьи 31 настоящего Устава.»

5) в пункте 6 статьи 33 слова «Решения Совета директоров Общества принимаются простым большинством голосов, присутствующих на заседании членов Совета директоров», заменить словами «Решение Совета директоров считается принятым, если за его принятие проголосовало 5 (пять) и более из 7 (семи) членов Совета директоров».

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А. : По второму вопросу «О внесении изменений и дополнений в Положение о Совете директоров АО "Казахтелеком" ставится на голосование следующий проект решения:

«О внесении изменений и дополнений в Положение о Совете директоров АО "Казахтелеком"

В соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах» и статьей 30 Устава АО «Казахтелеком», внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО**:

1. Внести в Положение о Совете директоров АО «Казахтелеком», утвержденное решением Общего собрания акционеров (Протокол № 18 от 12 марта 2004 года), следующие изменения и дополнения:

- в пункте 47 слова «Решения Совета директоров Общества принимаются простым большинством голосов, присутствующих на заседании членов Совета директоров» заменить словами «Решение Совета директоров считается принятым, если за его принятие проголосовало 5 (пять) и более из 7 (семи) членов Совета директоров».

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А. : Переходим к обсуждению третьего вопроса повестки собрания «Об утверждении сделок, в совершении которых Обществом имеется заинтересованность», который состоит из следующих подпунктов:

3.1. Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении жилья в собственность работников АО «Казахтелеком» (Протокол № 20 от 3 июня 2005г.)

3.2 «Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении целевого займа Председателю Правления АО «Казахтелеком» (Протокол № 24 от 6 июня 2005г.).

3.3. Утверждение сделок по предоставлению финансовой помощи дочерней компании АО «Казахтелеком» в Российской Федерации ООО «Сигнум»

Сейтимбеков А.А.: Слово для доклада по подпункту 3.1. третьего вопроса повестки дня предоставляется Ермакиной Светлане Ивановне-начальнику отдела Юридического департамента АО «Казахтелеком».

Выступление Ермакиной С.И.:

Советом Директоров (протокол № 20 от 03.06.2005г.), принято решение о предоставлении жилья, находящегося в жилом комплексе «Нурсая», в собственность отдельных работников АО «Казахтелеком». Принятие данного решения было обусловлено необходимостью избежать со стороны Общества незапланированных затрат, в том числе связанных с оформлением на

квартиры права собственности, а также в целях своевременного и планомерного обеспечения проведения всех процедур, связанных с дальнейшей передислокацией работников Общества в г. Астана и обеспечения их жильем. Работники, которым будут предоставлены квартиры в жилом комплексе «Нурсая», являются должностными лицами Общества. В соответствии со статьями 71-73 Закона РК «Об акционерных обществах» к ним применяются особые требования по заключению сделок с Обществом, а именно, решение о заключении сделки, в совершении которой Обществом имеется заинтересованность, должно приниматься Советом директоров Общества с последующим его утверждением на Общем собрании акционеров. В этой связи на рассмотрение акционеров Общества выносится настоящее решение. Поскольку все условия по заключения предполагаемых сделок предусмотрены непосредственно в самом решении Совета директоров № 20 от 03.06.2005г., акционерам предлагается проголосовать за утверждение названного решения.

Председатель Сейтимбеков А.А. : Итак, по подпункту 3.1. третьего вопроса «Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении жилья в собственность работников АО «Казахтелеком» (Протокол № 20 от 3 июня 2005г.) ставится на голосование следующий проект решения:

В соответствии со статьей 30 Устава АО «Казахтелеком» и по основаниям, установленным статьями 71-73 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком»

РЕШИЛО:

1. Утвердить Решение Совета директоров АО «Казахтелеком» «О предоставлении жилья в собственность работников АО «Казахтелеком» (Протокол № 20 от 3 июня 2005г.).

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А. : Слово для доклада по подпункту 3.2. третьего вопроса повестки дня предоставляется Ермакиной Светлане Ивановне-начальнику отдела Юридического департамента АО «Казахтелеком».

Выступление Ермакиной С.И.:

Согласно решения Совета Директоров № 39 от 18.09.2000г., местом дислокации Президента АО «Казахтелеком» определены гг.Астана и Алматы. В этой связи, в целях сокращения затрат на проживание Президента в гостиницах в результате его пребывания в г.Алматы для осуществления своих полномочий, Советом директоров Общества принято решение о предоставлении Председателю Правления (Президенту Общества) целевого займа для приобретения жилья со сроком погашения 1 год на основании его заявления. Учитывая, что Председатель Правления является должностным лицом Общества, предоставление займа должно осуществляться с соблюдением процедур, предусмотренных статьями 71-73 Закона РК «Об акционерных обществах». А именно, решение должно быть принято СД и в последующем утверждено общим собранием акционеров.

Председатель Сейтимбеков А.А. : Итак, по подпункту 3.2. третьего вопроса «Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении целевого займа Председателю Правления АО «Казахтелеком» (Протокол № 24 от 6 июня 2005г.) ставится на голосование следующий проект решения:

В соответствии со статьей 30 Устава АО «Казахтелеком» и по основаниям, установленным статьями 71-73 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком»

РЕШИЛО:

1. Утвердить Решение Совета директоров АО «Казахтелеком» «О предоставлении целевого займа Председателю Правления АО «Казахтелеком» (Протокол № 24 от 6 июня 2005г.).

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Председатель Сейтимбеков А.А. : Слово для доклада по подпункту 3.3. третьего вопроса повестки дня предоставляется Заместителю Руководителя Службы управления внешних активов Бектелеуову Дархану

Выступление Бектелеуова Д.А.:

В соответствии с Решением Совета Директоров АО «Казахтелеком» по поводу участия АО «Казахтелеком» в создании и деятельности юридического лица по Законодательству Российской Федерации путем приобретения 100% долевого (акционерного) участия в ООО «Сигнум» (протокол заседания СД АО «Казахтелеком» №14 от 19.04.2004г.) была приобретена 100-% доля в Уставном капитале ООО «Сигнум» (г. Москва) в соответствии с договором №852-24-ДП от 10.11.2004г. В настоящий момент изменение в структуре участников компании ООО «Сигнум» зарегистрированы в Министерстве Юстиции Российской Федерации: единственным акционером компании стало АО «Казахтелеком».

Целью приобретения компании явилось получение прибыли и повышения стоимости АО «Казахтелеком» от создания узла передачи данных в г. Москва и последующего его интегрирования с сетью АО «Казахтелеком», посредством:

- Организации в г. Москве точки присутствия Казахтелекома;
- Предоставления телекоммуникационных услуг зарубежным и российским клиентам, имеющим деловые контакты с РК;
- Захвата новых телекоммуникационных рынков.

Данный проект Общества был рассмотрен на Проектном комитете АО «Казахтелеком», после чего руководством компании было принято решение о целесообразности предоставлении финансовой помощи ООО «Сигнум», как наиболее приемлемой для Общества форме инвестирования на данный момент.

В этой связи Обществом были инициированы следующие сделки по предоставлению финансовой помощи:

- На общую сумму 2 770 000 (Два миллиона семьсот семьдесят тысяч) российских рублей сроком на 365 дней.
- На общую сумму 360 000 (Триста шестьдесят тысяч) долларов США сроком на 5 лет.

Финансовые средства планируется направить на первоначальные операционные расходы, приобретение оборудования, проведения строительно-монтажных и проектных работ и запуска в эксплуатацию узла ООО «Сигнум».

Учитывая, что ООО «Сигнум» является по отношению к Обществу аффилиированным лицом, решение о предоставлении временной финансовой помощи принимается в соответствии с процедурой предусмотренной законодательством Республики Казахстан.

Советом директоров АО «Казахтелеком» было одобрено решение по предоставлению временной финансовой помощи (Протокол №23 от 6 июня 2005 года).

В соответствии со статьями 71-73 Закона «Об акционерных обществах» решение о заключении сделки, в совершении которой имеется заинтересованность, принимается Советом директоров Общества. Утверждение решения о заключении Обществом сделки, в совершении которой имеется заинтересованность, принимается Общим собранием акционеров Общества.

Выступили: Ахабаев Б.А., Бурнашев Н.Ф.

Председатель Сейтимбеков А.А. : Итак, по подпункту 3.3. третьего вопроса «Утверждение сделок по предоставлению финансовой помощи дочерней компании АО «Казахтелеком» в Российской Федерации ООО «Сигнум» ставится на голосование следующий проект решения:

В целях увеличения прибыли АО «Казахтелеком» и роста рыночной капитализации Общества посредством развития дочерней компании ООО «Сигнум», единственным учредителем которого является АО «Казахтелеком», а также в соответствии со ст. 71-73 Закона «Об акционерных обществах», внеочередное Общее собрание акционеров **РЕШИЛО:**

1. Утвердить заключение сделок о предоставлении временной финансовой помощи ООО «Сигнум» (РФ) на следующих условиях:

- Общая сумма - 2 770 000 (Два миллиона семьсот семьдесят тысяч) российских рублей, сроком на 365 дней.
- Общая сумма - 360 000 (Триста шестьдесят тысяч) долларов США, сроком на 5 лет.

2. Уполномочить Президента АО "Казахтелеком" Карибжанова Х.С. на проведение переговоров, подписание договоров и иных документов, а также совершение всех необходимых действий в соответствии с настоящим решением с правом передоверия своих полномочий третьим лицам.

Если нет возражений, прошу сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Утегалиев М.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №1 Повестки дня Общего собрания акционеров от 27 июня 2005 г).*

При подведении итогов голосования открытым способом по первому вопросу «О внесении изменений и дополнений в Устав АО «Казахтелеком» голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 89,72 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется квалифицированное большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО единогласно/ квалифицированным большинством голосов.**

Председатель Сейтимбеков А.А. :

Таким образом, по первому вопросу повестки дня внеочередное Общее собрание **РЕШИЛО:**

Внести в Устав АО «Казахтелеком» следующие изменения и дополнения:

«В соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах» и статьей 30 Устава АО «Казахтелеком», внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Внести в Устав Общества, утвержденный решением Общего собрания акционеров (Протокол № 18 от 12 марта 2004 года), следующие изменения и дополнения:

1) первое предложение пункта 2 статьи 30 изложить в следующей редакции:

«Решения по вопросам, перечисленным в пункте 1 настоящей статьи Устава Общества, за исключением подпунктов 6), 7), 9), 10), 13), 14), 16), а также случаев, предусмотренных пунктом 8 статьи 31, пунктом 3 статьи 41 Устава Общества и абзацем 3 пункта 2 статьи 36 Закона Республики Казахстан «Об акционерных обществах» принимаются квалифицированным большинством голосов от общего числа голосующих акций Общества.».

2) абзац второй пункта 2 статьи 30 исключить;

3) в первом предложении пункта 8 статьи 31 слова «по любому основанию» исключить.

4) В пункте 10 статьи 31 Устава слова «простым большинством голосов от общего числа голосующих акций, представленных на общем собрании акционеров» заменить словами «в соответствии с настоящим Уставом».

Дополнить пункт 10 статьи 31 новым предложением: «В случае досрочного прекращения полномочий 3 и более членов Совета директоров оставшиеся члены Совета директоров вправе принять решение только о созыве внеочередного общего собрания акционеров по вопросу об избрании нового состава Совета директоров в соответствии с пунктом 7 статьи 31 настоящего Устава.»

5) в пункте 6 статьи 33 слова «Решения Совета директоров Общества принимаются простым большинством голосов, присутствующих на заседании членов Совета директоров», заменить словами «Решение Совета директоров считается принятым, если за его принятие проголосовало 5 (пять) и более из 7 (семи) членов Совета директоров».

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по второму вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Утегалиев М.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования вопроса №2 Повестки дня внеочередного Общего собрания акционеров от 27 июня 2005 г).*
При подведении итогов голосования открытым способом по второму вопросу «О внесении изменений и дополнений в Положение о Совете директоров АО "Казахтелеком» голоса распределились следующим образом:
- **«ЗА»** подано 9 753 715 голосов, что составляет 89,72 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО единогласно/ большинством голосов**

Председатель Сейтимбеков А.А. :

Таким образом, по второму вопросу повестки дня внеочередное Общее собрание **РЕШИЛО:**

Внести в Положение о Совете директоров АО "Казахтелеком" следующие изменения и дополнения:

«В соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах» и статьей 30 Устава АО «Казахтелеком», внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) РЕШИЛО:

Внести в Положение о Совете директоров АО «Казахтелеком», утвержденное решением Общего собрания акционеров (Протокол № 18 от 12 марта 2004 года), следующие изменения и дополнения:

- в пункте 47 слова «Решения Совета директоров Общества принимаются простым большинством голосов, присутствующих на заседании членов Совета директоров» заменить словами «Решение Совета директоров считается принятым, если за его принятие проголосовало 5 (пять) и более из 7 (семи) членов Совета директоров».

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по подпункту 3.1. третьего вопроса Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Утегалиев М.:**

(Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования подпункта 3.1 вопроса №3 Повестки дня внеочередного Общего собрания акционеров от 27 июня 2005 г).

При подведении итогов голосования открытым способом по подпункту 3.1. третьего вопроса «Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении жилья в собственность работников АО «Казахтелеком» (Протокол № 20 от 3 июня 2005г.) голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 89,72 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии со статьей 30 Устава АО «Казахтелеком» и по основаниям, установленным статьями 71-73 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком»

РЕШИЛО:

1. Утвердить Решение Совета директоров АО «Казахтелеком» «О предоставлении жилья в собственность работников АО «Казахтелеком» (Протокол № 20 от 3 июня 2005г.).

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по подпункту 3.2. третьего вопроса Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Утегалиев М.:**

(Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования подпункта 3.2. третьего вопроса Повестки дня внеочередного Общего собрания акционеров от 27 июня 2005 г).

При подведении итогов голосования открытым способом по подпункту 3.2. третьего вопроса «Об утверждении решения Совета директоров АО «Казахтелеком» «О предоставлении целевого займа Председателю Правления АО «Казахтелеком» (Протокол № 24 от 6 июня 2005г.) голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 89,72 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии со статьей 30 Устава АО «Казахтелеком» и по основаниям, установленным статьями 71-73 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком»

РЕШИЛО:

1. Утвердить Решение Совета директоров АО «Казахтелеком» «О предоставлении целевого займа Председателю Правления АО «Казахтелеком» (Протокол № 24 от 6 июня 2005г.).

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по подпункту 3.3. третьего вопроса Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Утегалиев М.:**

(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования подпункта 3.3. третьего вопроса Повестки дня внеочередного Общего собрания акционеров от 27 июня 2005 г)*.

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по подпункту 3.3. третьего вопроса Повестки дня предоставляется Председателю Счетной комиссии.

При подведении итогов голосования открытым способом по подпункту 3.2. третьего вопроса «Утверждение сделок по предоставлению финансовой помощи дочерней компании АО «Казахтелеком» в Российской Федерации ООО «Сигнум» голоса распределились следующим образом:

- **«ЗА»** подано 9 753 715 голосов, что составляет 89,72 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А. :

Таким образом, в целях увеличения прибыли АО «Казахтелеком» и роста рыночной капитализации Общества посредством развития дочерней компании ООО «Сигнум», единственным учредителем которого является АО «Казахтелеком», а также в соответствии со ст. 71-73 Закона «Об акционерных обществах», внеочередное Общее собрание акционеров **РЕШИЛО:**

1. Утвердить заключение сделок о предоставлении временной финансовой помощи ООО «Сигнум» (РФ) на следующих условиях:

- Общая сумма - 2 770 000 (Два миллиона семьсот семьдесят тысяч) российских рублей, сроком на 365 дней.
- Общая сумма - 360 000 (Триста шестьдесят тысяч) долларов США, сроком на 5 лет.

2. Уполномочить Президента АО "Казахтелеком" Карибжанова Х.С. на проведение переговоров, подписание договоров и иных документов, а также совершение всех необходимых действий в соответствии с настоящим решением с правом передоверия своих полномочий третьим лицам.

Председатель Сейтимбеков А.А. : Все вопросы, включенные в Повестку дня внеочередного Общего собрания акционеров, обсуждены. Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом внеочередное Общее собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**А. Сейтимбеков**
Секретарь Общего собрания	**Е. Жазыкбаев**
Председатель Счетной комиссии	**М. Утегалиев**
Члены Счетной комиссии	**Х. Мадиев**
	Е. Альжанов
Представители Акционера, владеющего 5 и более % голосующих акций	**Е. Кингушанов**

PROTOCOL №24

The minutes of the JSC Kazakhtelecom's extraordinary General shareholders meeting

Date, place and time of holding the meeting: October 28, 2005, 15:00, Astana, 31, Abai avenue, the JSC Kazakhtelecom's congress hall.

Mr. Seilov Shakhmaran Zhursinbekovich, Chief Executive Officer on Public Relations, opens the meeting.

Dear shareholders and participants of the meeting,

Following the resolution №33 of the JSC Kazakhtelecom's Board of Directors as of September 9, 2005 the JSC Kazakhtelecom's extraordinary General shareholders meeting is scheduled to take place today, on October 28, 2005 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General shareholders meeting is entitled to consider the items that make up the agenda of the meeting and to adopt resolutions provided that upon the registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the extraordinary General shareholders meeting, as per the protocol №1 of the Accounting Commission of the General shareholders meeting as of October 28, 2005, the status for 15:00, have accumulated in aggregate as many as 9 053 110 votes, what makes up 82,88% of the total number of the Company's voting shares.

Thus, the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**

The General meeting is attended by the Company's shareholders, some members of the Board of Directors, and by those who have been invited to this meeting.

Pursuant to item 4 article 48 of the law of the Republic of Kazakhstan "On joint stock companies" we are to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr. Utegaliev M.Zh.**, manager of the JSC Kazakhtelecom's Project Finance Department.

Mr. Utegaliev M.: *On procedural issues the vote will be cast by raising a hand. On all other issues - by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Mr. Seilov Sh. Zh.: To hold the meeting we need to elect the Chairman and Secretariat of the meeting, the head of which will be carrying out his duties as a secretary of the meeting and to elect Accounting Commission.

The proposal has come in to elect:

a) Mr. **Mukhamedzhanov Nurtas Gafurovich**, Deputy Chairman of the Agency of the Republic of Kazakhstan for informatization and communications, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) Secretariat in the following membership: Mr. **Zhazykbaev Erlan Alibekovich**, Director of the Project Finance Department as the Secretary of the meeting; Mr. **Abdykalov Bolat Katshybekovich** – Head of the External Relations Service, Mr. **Stambekov Ruslan Hizyatovich**, Senior Manager of the External Relations Service. Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following membership: Mr. **Utegaliev Marat Zholdybekovich,** manager of the Project Finance Department, as the Chairman of the Accounting Commission; Mr. **Madiev Khasen Karimovich**, manager of the Project Finance Department; Mr. **Alzhanov Erkebulan Turlybekovich**, representative of the independent registrar of "Reestr service (Реестр сервис)" Ltd.;

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the Law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's extraordinary General shareholders meeting has DECIDED**:

1. To elect Mr. Mukhamedzhanov Nurtas Gafurovich, Deputy Chairman of the Agency of the Republic of Kazakhstan for informatization and communications, as Chairman of the Meeting.

2. To elect Secretariat of the extraordinary General shareholders meeting in the following membership: Mr. Zhazykbaev Erlan Alibekovich as the Secretary of the meeting, Mr. Abdykalykov Bolat Katshibekovich, Mr. Stambekov Ruslan Hizyatovich,

3. To elect Accounting Commission of the General shareholders meeting in the following membership: Mr. Utegaliev Marat Zholdybekovich, Mr. Madiev Khasen Karimovich, Mr. Alzhanov Erkebulan Turlybekovich.

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Mukhamedzhanov N.G., the elected Chairman of the meeting** is taking the chair of the extraordinary General shareholders meeting.

Chairman Mukhamedzhanov N.G.: Before we proceed to discussing the issues we should approve the Agenda of the JSC Kazakhtelecom's extraordinary General shareholders meeting. The Agenda of the meeting has been published in accordance with the established procedure in the official print media of the Company ("Kazakhstanskaya Pravda" №246 and "Eguemen Kazakhstan" №209 as of September 13, 2005) and is made up of the following items:

1. On determination of amount and conditions of fees payment to the members of JSC Kazakhtelecom's Board of Directors.

Pursuant to item 1 article 43 of the Law of the Republic of Kazakhstan "On joint stock companies" the Company's Board of Directors has extended the agenda of the meeting (Protocol №40 as of October 3, 2005) by adding to it the following item:

2. Adoption of resolutions on participation of the Company in the activity of other organizations.

The Company's shareholders have been advised of such amendments to the agenda of the extraordinary general shareholders meeting through mass media ("Kazakhstanskaya Pravda" № 273-274 and "Eguemen Kazakhstan" №228 as of October 8, 2005).

However following to the letter received from the company "Central Asian Industrial Holding N.V.", a shareholder of the Company, (letter No 17 as of 13.10.2005) containing the statement that the issue on adoption of the resolutions on participation of the Company in the activity of other organizations hasn't been approved by the authorized governmental authorities pursuant to the legislation of the Republic of Kazakhstan and therefore this issue is proposed to be removed from the meeting's agenda and to be postponed for consideration on December 15, 2005.

Thus taking into account the amendment that has been introduced the agenda of the meeting is made up of the following item:

1. On determination of amount and conditions of fees payment to the members of JSC Kazakhtelecom's Board of Directors.

Those who vote "for" the proposed agenda are requested to raise a hand.
The decision is unanimous.
The decision has been made.

Thus the **JSC Kazakhtelecom's extraordinary General shareholders meeting** has decided to approve the Agenda of the meeting.

We now proceed to the first item of the Agenda.

Chairman Mukhamedzhanov N.G..: To make a report on the first item of the agenda the floor is given to Mr. Mamesh Darkhan, Director of the Economic Department.

Payment of fees to the members of the Board of Directors is used in the international corporative management practice for a long time and is considered to be the most important incentive for the improvement of the effectiveness of the Board of Directors' activity and increasing of responsibility of its members for the adopted resolutions.

Due to the fact that pursuant to the sub-item 5 item 1 article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" the issue on determination of the amount and conditions of fees payment to the members of the Board of Directors is referred to the exclusive competence of the General Shareholders Meeting, we propose to submit to the extraordinary General Shareholders Meeting for consideration the issue on determination of the amount and conditions of fees payment to the members of JSC Board of Directors who hold the posts at government authorities and Managerial Board pursuant to the current legislation of the Republic of Kazakhstan. These fees shall be paid out according to the results of the Company's successful work for the year 2005.

Annual fees of each member of the Board of Directors calculated according to the annual results is proposed to be paid out in money terms, in a lump sum within one month after holding the annual General Shareholders Meeting at which the audited financial statements of the Company are to be approved. The rate of fees amount for each member of the Board of Directors is determined on the basis of the arithmetical mean of the fees payable to the members of the Managerial Board according to the annual results and is calculated according to the following formula:

$$V_{BD} = (V_{MB} / N_{MB})$$

V_{BD} – the sum of fees payable to one member of the Company's Board of Directors for the last year.
V_{MB} – the total sum of fees payable to all the members of the Managerial Board according to the results of activity for the last year.
N_{MB} – number of Managerial Board's members.
Fees to each member of the Board of Directors should be calculated proportionally to his/her participation in voting for all the resolutions adopted by the Board of Directors

(proportionally to the number of signatures of the member of the Board of Directors) for the last year. Fees should be paid out with deduction of the individual income tax and other obligatory payments from the payment source pursuant to the legislation of the Republic of Kazakhstan.
Fees are to be paid out to the members of the Company's Board of Directors with deduction of the individual income tax and other obligatory payments from the payment source pursuant the legislation of the Republic of Kazakhstan.

Chairman Mukhamedzhanov N.G.: Have you any questions to the speaker?

The remarks have been received from: Nurov K.I., Akhabayev B.A., Mamesh D.A.

Chairman Mukhamedzhanov N.G.: Thus, on the first item "On determination of amount and conditions of fee payment to members of the JSC Kazakhtelecom's Board of Directors" the following draft resolution is put to the vote:

Pursuant to sub-item 5 of item 1 of Article 36 of the Law of the Republic of Kazakhstan as of May 13, 2003 "On joint stock companies", the extraordinary General shareholders meeting of JSC Kazakhtelecom HAS DECIDED:

1. To pay out to the members of the Board of Directors the fees according to the results of the Company's activities in 2005 taking into account the limitations and requirements stipulated by the current legislation for the members of the Company's Board of Directors who hold the posts at government authorities and Managerial Board.
2. This resolution is not to be applied to the members of the Board of Directors who simultaneously are the members of the Managerial Board.
3. Fees to each member of the Board of Directors on the results of the year are to be paid in money terms in a lump sum within one month after holding the annual General Shareholders Meeting at which the Company's audited financial statements are to be approved. Amount of the fees to each member of the Board of Directors is determined on the basis of the arithmetical mean of the fees payable to the members of the Company's Managerial Board on the results of the year and is calculated according to the following formula:

$$\mathbf{V_{BD} = (V_{MB} / N_{MB})}$$

V_{BD} – the sum of fees payable to one member of the Company's Board of Directors for the last year.
V_{MB} – the total sum of fees payable to all the members of the Managerial Board according to the results of activity for the last year.
N_{MB} – number of the Managerial Board's members

4. Fees to each member of the Board of Directors should be calculated proportionally to his/her participation in voting on all resolutions adopted by the Board of Directors (proportionally to the number of signatures of the member of the Board of Directors) over the last year. Fees should be paid out with deduction of individual income tax and other obligatory payments from the payment source pursuant to the legislation of the Republic of Kazakhstan.

If there are no objections, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.
Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been collected by the Accounting Commission members.

We now announce a short break for 5 minutes.

Chairman Mukhamedzhanov N.G.: the floor is given to the Chairman of the Accounting Commission to announce the results of voting on the first item of the agenda of the meeting.

Mr. Utegaliyev, chairman of the Accounting Commission:
(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's special General Shareholders meeting based upon the results of voting on the item 1 of the Agenda of the General shareholders meeting as of October 28, 2005).

Summing-up the results of the open voting on the first item "On determination of amount and conditions of fees payment to the members of the JSC Kazakhtelecom's Board of Directors" the votes have been distributed as follows:
The "**FOR**" the votes totaled 9 053 110 votes – making up 100% of the total number of participating votes;
The "**AGAINST**" votes totaled 0 votes – making up 0% of the total number of participating votes;
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes – making-up 0% of the total number of participating votes.

To adopt the resolution on this particular issue majority vote is required.

As a result of voting **THE RESOLUTION HAS BEEN ADOPTED** unanimously.

Chairman Mukhamedzhanov N.G.:
Thus, pursuant to sub-item 5 of item 1 of Article 36 of the Law of the Republic of Kazakhstan as of May 13, 2003 "On joint stock companies" the JSC Kazakhtelecom's extraordinary General Shareholders Meeting HAS DECIDED:

1. To pay out to the members of the Board of Directors the fees according to the results of the Company's activities in 2005 taking into account the limitations and requirements stipulated by the current legislation for the members of the Company's Board of Directors who hold the posts at government authorities and Managerial Board.
2. This resolution is not to be applied to the members of the Board of Directors who simultaneously are the members of the Managerial Board.
3. Fees to each member of the Board of Directors on the results of the year are to be paid in money terms in a lump sum within one month after holding the annual General Shareholders Meeting at which the Company's audited financial statements are to be approved. Amount of the fees to each member of the Board of Directors is determined on the basis of the arithmetical mean of the fees payable to the members of the Company's Managerial Board on the results of the year and is calculated according to the following formula:

$$V_{BD} = (V_{MB} / N_{MB})$$

V_{BD} – the sum of fees payable to one member of the Company's Board of Directors for the last year.
V_{MB} – the total sum of fees payable to all the members of the Managerial Board according to the results of activity for the last year.
N_{MB} – number of the Managerial Board's members

4. Fees to each member of the Board of Directors should be calculated proportionally to his/her participation in voting on all resolutions adopted by the Board of Directors (proportionally to the number of signatures of the member of the Board of Directors) over the last year. Fees should be paid out with deduction of individual income tax and other obligatory payments from the payment source pursuant to the legislation of the Republic of Kazakhstan.

Chairman Mukhamedzhanov N.G.: all issues included in the agenda of the special General shareholders meeting have been discussed. Are there any remarks or proposals as to the way in which the meeting has been conducted? If not, let me announce the closure of the meting. Thank you for participation. Good-bye!

N. Mukhamedzhanov
Chairman of the General meeting

E. Zhazykbayev
Secretary of the General meeting

M. Utegaliyev
Chairman of the Accounting Commission

Kh. Madiyev, E. Alzhanov
Members of the Accounting Commission

E. Kingushanov
Representative of the Shareholder holding 5 and more % of voting shares

ПРОТОКОЛ №24
внеочередного Общего собрания акционеров акционерного общества «Казахтелеком»

Дата, место и время проведения: 28 октября 2005 г., 15.00 часов, г. Астана, пр. Абая, 31, зал заседаний АО «Казахтелеком»

Собрание открывает Исполнительный директор по внешним связям Сеилов Шахмаран Журсинбекович

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 9 сентября 2005 г. №33 на сегодня, 28 октября 2005 г., на 15.00 часов назначено внеочередное Общее собрание акционеров АО «Казахтелеком».

В соответствии со ст. 45 Закона РК «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решение, если на момент окончания регистрации участников собрания для участия в нем зарегистрированы акционеры или их представители, включенные в список акционеров, имеющих право принимать участие в нем и голосовать на нем, владеющие в совокупности 50 и более % голосующих акций Общества.

На внеочередном Общем собрании, в соответствии с протоколом №1 заседания Секретариата Общего собрания акционеров от 28 октября 2005 года, по состоянию на 15.00 часов, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 053 110 голосами, что составляет 82,88 % от общего количества голосов.

Таким образом, кворум, необходимый для проведения собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

В работе Собрания принимают участие акционеры Общества, отдельные члены Совета директоров и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать (поднятием руки)?

Проголосовали единогласно.

Таким образом, внеочередное Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставляется Утегалиеву М.Ж. – менеджеру Департамента проектного финансирования АО "Казахтелеком".

Утегалиев М.: *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки*



о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.

Сеилов Ш.Ж.: Для проведения собрания необходимо избрать Председателя и Секретариат собрания, руководитель которого будет выполнять функции Секретаря собрания, а также Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания **Мухамеджанова Нуртаса Гафуровича** – Заместителя Председателя Агентства Республики Казахстан по информатизации и связи.

Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру (поднятием руки).

Проголосовали единогласно.

б) Секретариат в следующем составе: **Жазыкбаев Ерлан Алибекович** – Директор Департамента проектного финансирования - Секретарь собрания; **Абдыкалыков Болат Катшибекович**– Руководитель Службы внешних связей; **Стамбеков Руслан Хизятович**-Главный менеджер Службы внешних связей. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Утегалиев Марат Жолдыбекович** менеджер Департамента проектного финансирования - Председатель Счетной комиссии; **Мадиев Хасен Каримович**- менеджер Департамента проектного финансирования; **Альжанов Еркебулан Турлыбекович** -Представитель независимого регистратора Общества АО «Реестр-сервис». Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры (поднятием руки).

Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Собрания Мухамеджанова Нуртаса Гафуровича – Заместителя Председателя Агентства Республики Казахстан по информатизации и связи.

2. Избрать Секретариат внеочередного Общего собрания акционеров в составе: Жазыкбаев Ерлан Алибекович - Секретарь собрания; Абдыкалыков Болат Катшибекович; Стамбеков Руслан Хизятович.

3. Избрать Счетную комиссию Общего собрания в составе: Утегалиев Марат Жолдыбекович, Мадиев Хасен Каримович, Альжанов Еркебулан Турлыбекович

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение внеочередного Общего собрания акционеров осуществляет **Председатель собрания – Мухамеджанов Н.Г. :**

Председатель Мухамеджанов Н.Г: Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня внеочередного Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях Общества («Казахстанская правда» №246 и «Егемен Казахстан» № 209 от 13 сентября 2005 года) и состояла из следующих вопросов:

1.Об определении размера и условий выплаты вознаграждений членам Совета директоров АО «Казахтелеком».

В соответствии с п.1 ст.43 Закона Республики Казахстан "Об акционерных обществах", Совет директоров Общества дополнил повестку дня собрания (Протокол №40 от 3 октября 2005 года) следующим вопросом.

2. Принятие решений об участии Общества в деятельности других организаций.

В установленном порядке, акционеры Общества извещены о таком дополнении повестки дня внеочередного общего собрания акционеров через средства массовой информации («Казахстанская правда» №273-274 и «Егемен Казахстан» № 228 от 8 октября 2005 года).

Однако, в связи с поступившим письмом акционера Общества- компании «Central Asian Industrial Holdings N.V.» (письмо от 13.10.2005 года № 17) о том, что вопрос о принятии решений об участии Общества в деятельности других организаций еще не получил требуемого законодательством Республики Казахстан согласования с уполномоченными органами, вопрос предлагается снять с повестки дня собрания и перенести рассмотрение на 15 декабря 2005 года.

Таким образом, повестка дня с учетом дополнения состоит из следующего вопроса:

1. Об определении размера и условий выплаты вознаграждений членам Совета директоров АО «Казахтелеком».

Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.

Проголосовали единогласно.

Решение принято.

Таким образом, **внеочередное Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению первого вопроса повестки дня собрания.

Председатель собрания Мухамеджанов Н.Г:

Итак, слово для доклада по первому вопросу повестки дня предоставляется Директору Экономического департамента Мамеш Дархану.

Выступление Мамеш Д.А.:

Оплата деятельности членов Совета Директоров давно применяется в международной практике корпоративного управления и является одним из важных стимулов улучшения

эффективности работы Совета Директоров и повышения ответственности его членов за принимаемые решения.

В связи с тем, что пп.5) п.1 ст.36 Закона РК «Об акционерных обществах» вопрос об определении размера и условий выплаты вознаграждений членам Совета Директоров отнесен к исключительной компетенции Общего Собрания акционеров, предлагаем вынести на рассмотрение внеочередного Общего Собрания акционеров вопрос об установлении размера и условий выплаты вознаграждений членам Совета Директоров, не являющимися в соответствии с действующим законодательством Республики Казахстан государственными служащими и членами Правления. Данное вознаграждение выплачивается по итогам успешной работы Общества за 2005 год.

Годовое вознаграждение каждого члена Совета директоров по итогам года предлагается выплачивать Обществом в денежной форме, единовременно, в течение одного месяца после проведения годового общего собрания акционеров, на котором утверждается аудированная финансовая отчетность Общества. Размер величины вознаграждения, каждому члену Совета директоров, определяется исходя из среднеарифметической величины начисленного вознаграждения по итогам года членам Правления Общества, и рассчитывается по формуле:

$$V_{сд} = (V\ правление / N\ правление)$$

V сд - сумма начисленного вознаграждения одного члена Совета директоров Общества за прошедший год.
V правление – общая сумма вознаграждения, начисленная всем членам Правления по итогам работы за прошедший год.
N правление - число членов Правления.
Вознаграждение каждому члену Совета директоров начислить пропорционально его участию в голосовании по всем принятым решениям Совета директоров (пропорционально количеству подписей члена Совета директоров) за прошедший год. Выплату вознаграждения произвести за вычетом индивидуального подоходного налога и других обязательных платежей у источника выплаты в соответствии с законодательством РК.
Выплата вознаграждения членам Совета Директоров производится Обществом за вычетом индивидуального подоходного налога и других обязательных платежей у источника выплаты в соответствии с законодательством РК.

Председатель Мухамеджанов Н.Г.: Есть вопросы к докладчику ?

Выступили:
Нуров К.И., Ахабаев Б.А., Мамеш Д.А.

Председатель Мухамеджанов Н.Г.: Итак, по первому вопросу «Об определении размера и условий выплаты вознаграждений членам Совета директоров АО «Казахтелеком» ставится на голосование следующий проект решения:

В соответствии с пп. 5) п. 1 ст. 36 Закона Республики Казахстан от 13.05.03г. «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:

1. Выплатить членам Совета директоров вознаграждение по итогам работы Общества за 2005 год, с учетом ограничений и требований, установленных действующим законодательством для членов Совета директоров Общества, являющихся государственными служащими.
2. Данное решение не распространяется на членов Совета директоров, которые одновременно являются членами Правления.
3. Выплату вознаграждения каждого члена Совета директоров по итогам года произвести в денежной форме, единовременно, в течение одного месяца после проведения годового общего собрания акционеров, на котором утверждается аудированная финансовая отчетность Общества. Размер величины вознаграждения, каждому члену Совета директоров, определяется исходя из среднеарифметической величины начисленного вознаграждения по итогам года членам Правления Общества, и рассчитывается по формуле:

Vсд = (V правление / N правление)

V сд - сумма начисленного вознаграждения одного члена Совета директоров Общества за прошедший год.

V правление – общая сумма вознаграждения, начисленная всем членам Правления по итогам работы за прошедший год.

N правление - число членов Правления.

4. Вознаграждение каждому члену Совета директоров начислить пропорционально его участию в голосовании по всем принятым решениям Совета директоров (пропорционально количеству подписей члена Совета директоров) за прошедший год. Выплату вознаграждения произвести за вычетом индивидуального подоходного налога и других обязательных платежей у источника выплаты в соответствии с законодательством РК.

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Мухамеджанов Н.Г.: Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.



Председатель Счетной комиссии **Утегалиев М.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу №1 Повестки дня Общего собрания акционеров от 28 октября 2005 г)*.

При подведении итогов голосования открытым способом по первому вопросу «Об определении размера и условий выплаты вознаграждений членам Совета директоров АО «Казахтелеком» голоса распределились следующим образом:

- **«ЗА»** подано 9 053 110 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется квалифицированное большинство голосов акционеров.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО** квалифицированным большинством голосов акционеров.

Председатель Мухамеджанов Н.Г.:

Таким образом, в соответствии с пп. 5) п. 1 ст. 36 Закона Республики Казахстан от 13.05.03г. «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:

1. Выплатить членам Совета директоров вознаграждение по итогам работы Общества за 2005 год, с учетом ограничений и требований, установленных действующим законодательством для членов Совета директоров Общества, являющихся государственными служащими.
2. Данное решение не распространяется на членов Совета директоров, которые одновременно являются членами Правления.

3. Выплату вознаграждения каждого члена Совета директоров по итогам года произвести в денежной форме, единовременно, в течение одного месяца после проведения годового общего собрания акционеров, на котором утверждается аудированная финансовая отчетность Общества. Размер величины вознаграждения, каждому члену Совета директоров, определяется исходя из среднеарифметической величины начисленного вознаграждения по итогам года членам Правления Общества, и рассчитывается по формуле:

Vсд = (V правление / N правление)

V сд - сумма начисленного вознаграждения одного члена Совета директоров Общества за прошедший год.

V правление – общая сумма вознаграждения, начисленная всем членам Правления по итогам работы за прошедший год.

N правление - число членов Правления.

4.Вознаграждение каждому члену Совета директоров начислить пропорционально его участию в голосовании по всем принятым решениям Совета директоров (пропорционально количеству подписей члена Совета директоров) за прошедший год. Выплату вознаграждения произвести за вычетом индивидуального подоходного налога и других обязательных платежей у источника выплаты в соответствии с законодательством РК.

Председатель Мухамеджанов Н.Г.: Все вопросы, включенные в Повестку дня внеочередного Общего собрания акционеров, обсуждены. Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом внеочередное Общее собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**Н. Мухамеджанов**
Секретарь Общего собрания	**Е. Жазыкбаев**
Председатель Счетной комиссии	**М. Утегалиев**
Члены Счетной комиссии	**Х. Мадиев**
	Е. Альжанов
Представители Акционера, владеющего 5 и более % голосующих акций	**Е. Кингушанов**



RECEIVED
2006 AUG -9 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ПРОТОКОЛ №25

внеочередного Общего собрания акционеров акционерного общества «Казахтелеком»

Дата, место и время проведения: 15 ноября 2005 г., 15.00 часов, г. Астана, пр. Абая, 31, зал заседаний АО «Казахтелеком»

Собрание открывает Сеилов Шахмаран Журсинбекович- Исполнительный директор по внешним связям.

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 30 сентября 2005 г. №38 на сегодня, 15 ноября 2005 г., на 15.00 часов назначено внеочередное Общее собрание акционеров АО «Казахтелеком».

В соответствии со ст. 45 Закона РК «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решения, если на момент окончания регистрации участников собрания зарегистрированы акционеры или их представители, включенные в список акционеров, имеющих право принимать участие в нем и голосовать на нем, владеющие в совокупности 50 и более % голосующих акций Общества.

На внеочередном Общем собрании, в соответствии с протоколом №1 заседания Секретариата Общего собрания акционеров от 15 ноября 2005 года, по состоянию на 15.00 часов, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 8 965 265 голосами, что составляет 82,07 % от общего количества голосов.

Таким образом, кворум, необходимый для проведения собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

В работе Собрания принимают участие акционеры Общества и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать поднятием руки.

Проголосовали единогласно.

Таким образом, внеочередное Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставляется Стамбекову Р.Х. – главному менеджеру Службы внешних связей АО "Казахтелеком".

Стамбеков Р.Х.: *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Сеилов Ш.Ж.: Для проведения собрания необходимо избрать Председателя и Секретаря собрания и Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания **Сейтимбекова Ардака Аскаровича–** Директора Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.

Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру поднятием руки.

Проголосовали единогласно.

б) Секретарь собрания – **Абдыкалыков Булат Катшибекович–** Руководитель Службы внешних связей. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры поднятием руки.

Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Стамбеков Руслан Хизятович-** главный менеджер Службы внешних связей- Председатель Счетной комиссии; **Сеилова Куляш Сериковна-** менеджер Службы внешних связей; **Альжанов Еркебулан Турлыбекович** -Представитель независимого регистратора Общества АО «Реестр-сервис». Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры поднятием руки.

Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Общего собрания Сейтимбекова Ардака Аскаровича– Директора Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.
2. Избрать Секретарем Общего собрания акционеров: Абдыкалыкова Булата Катшибековича.
3. Избрать Счетную комиссию Общего собрания в составе: Стамбеков Руслан Хизятович;Сеилова Куляш Сериковна; Альжанов Еркебулан Турлыбекович.

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение внеочередного Общего собрания акционеров осуществляет **Председатель собрания – Сейтимбеков А.А.:**

Председатель Сейтимбеков А.А.: Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня внеочередного Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях Общества («Казахстанская правда» №268 от 4 октября и «Егемен Казахстан» № 224 от 1 октября 2005 года) и состояла из следующих вопросов:

1. О внесении изменений и дополнений в Устав АО "Казахтелеком

В соответствии с п.1 ст.43 Закона Республики Казахстан "Об акционерных обществах", Совет директоров Общества дополнил повестку дня собрания (Протокол №41 от 14 октября 2005 года) следующим вопросом.

2. Об утверждении Решения Совета директоров АО "Казахтелеком" №41 от 14 октября 2005 года

В установленном порядке, акционеры Общества извещены о таком дополнении повестки дня внеочередного общего собрания акционеров через средства массовой информации («Казахстанская правда» № 294-295 и «Егемен Казахстан» № 244 от 29 октября 2005 года).

Таким образом, повестка дня с учетом дополнения состоит из следующих вопросов:

1. О внесении изменений и дополнений в Устав АО "Казахтелеком
2. Об утверждении Решения Совета директоров АО "Казахтелеком" №41 от 14 октября 2005 года

Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.
Проголосовали единогласно.
Решение принято.

Таким образом, **внеочередное Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Председатель собрания Сейтимбеков А.А.: Предлагаю перенести обсуждение вышеуказанных вопросов повестки дня на следующее внеочередное Общее собрание акционеров, которое состоится 15 декабря 2005 года.

Кингушанов Е.: Поддерживаю.

Председатель собрания Сейтимбеков А.А.: Предлагаю проголосовать.
Кто «за» высказанное предложение? Прошу голосовать поднятием руки.
Проголосовали единогласно.

РЕШИЛИ:

1.Перенести обсуждение вопросов повестки дня настоящего собрания на следующее внеочередное Общее собрание акционеров, которое состоится 15 декабря 2005 года.

2.Правлению Общества в установленном порядке обеспечить необходимые процедуры, связанные с дополнением повестки дня внеочередного Общего собрания акционеров, назначенного на 15 декабря 2005 года.

Председатель Сейтимбеков А.А.: Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом внеочередное Общее собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**А. Сейтимбеков**
Секретарь Общего собрания	**Б. Абдыкалыков**
Председатель Счетной комиссии	**Р. Стамбеков**
Члены Счетной комиссии	**К. Сеилова**
	Е. Альжанов
Представители Акционера, владеющего 10 и более % голосующих акций	**Е. Кингушанов**

PROTOCOL №25

The minutes of the JSC Kazakhtelecom's extraordinary General shareholders meeting

Date, place and time of holding the meeting: November 15, 2005, 15:00, Astana, at 31, Abay avenue, the JSC Kazakhtelecom's congress hall.

Mr. Seilov Shakhmaran Zhursinbekovich, JSC Kazakhtelecom's Executive Director on external relations, opens the meeting.

Dear shareholders and participants of the meeting,

Pursuant to decision №38 of the JSC Kazakhtelecom's Board of Directors as of September 30, 2005, the JSC Kazakhtelecom's extraordinary General shareholders meeting is scheduled to take place today, November 15, 2005 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General shareholders meeting is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the extraordinary General shareholders meeting, as per the protocol №1 of the Accounting Commission of the General shareholders meeting as of November 15, 2005, the status for 15:00, have accumulated in aggregate as many as 8 965 265 votes, which makes up 82,07% of the total number of the Company's voting shares.

Thus, the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**

The General meeting is attended by the Company's shareholders and by those who have been invited to this meeting.

We have to, pursuant to item 4 article 48 of the law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr. Stambekov R.H.**, senior manager of the JSC Kazakhtelecom's External Relations Service.

Mr. Stambekov R.H.: *On procedural issues the vote will be cast by raising a hand. On all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Mr. Seilov S.Z.: To hold the meeting we need to elect Chairman, Secretary of the meeting and Accounting Commission.

The proposal has come in to elect:

a) Mr. **Seitimbekov Ardak Askarovich**, Director of the Department of state policy in the field of communications and financial regulation under the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) **Mr. Abdykhalykov Bulat Katshibekovich**, head of external relations Service, as Secretary of the meeting. Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Stambekov Ruslan Hizyatovich**, Senior Manager of the External Relations Service, as Chairman of the Accounting commission; Mrs. Seilova Kulyash Serikovna, Manager of the External Relations Service; Mr. **Alzhanov Erkebulan Turlybekovich**, representative of the independent registrar of "Reestr service (Реестр сервис)" Ltd.;

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's extraordinary General shareholders meeting has DECIDED**:

1. To elect Mr. Seitimbekov Ardak Askarovich, Director of the Department of state policy in the field of communications and financial regulation of the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the Meeting.

2. To elect Mr. Abdykhalykov Bulat Katshibekovich as Secretary of the extraordinary General shareholders meeting.

3. To elect Accounting Commission of the General shareholders meeting in the following composition: Mr. Stambekov Ruslan Khizyatovich; Mrs. Seilova Kulyash Serikovna; Mr. Alzhanov Erkebulan Turlybekovich.

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Seitimbekov A.A., the elect Chairman of the meeting** is taking the chair of the extraordinary General shareholders meeting.

Chairman Seitimbekov A.A.: Before we proceed to discussing the issues we've got to approve the Agenda of the JSC Kazakhtelecom's extraordinary General shareholders meeting. The Agenda of the meeting has been published in the appropriate manner in the official print media ("Kazakhstanskaya Pravda" №268 as of October 4, and "Eguemen Kazakhstan"№224 as of October 1, 2005) and is made up of the following items:

1. On introduction of amendments to the JSC Kazakhtelecom's Charter.

Pursuant to item 1 article 43 of the law of the Republic of Kazakhstan "On joint stock companies" the Company's Board of directors has supplemented the agenda of the meeting (Protocol №41 as of October 14, 2005) with the following issue.

2. On approval of the JSC Kazakhtelecom Board of Directors' Decision №41 as of October 14, 2005.

The Company's shareholders have been advised of such an addition to the agenda of the extraordinary shareholders meeting in appropriate manner through media ("Kazakhstanskaya Pravda" №294-295 and "Eguemen Kazakhstan" №244 as of October 29, 2005).

Thus taking account of the above addition the agenda of the meeting is made up of the following items:

1. On introduction of amendments to the JSC Kazakhtelecom's Charter.
2. On approval of the JSC Kazakhtelecom Board of Directors' Decision №41 as of October 14, 2005.

Those who are in favor of the proposed agenda are requested to raise their hand?
The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to approve the Agenda of the meeting.

Chairman Seitimbekov A.A.: I propose to postpone the discussion of the above items of the agenda to the next extraordinary General shareholders meeting that will take place on December 15, 2005.

Mr. Kingushanov E.: I back up this proposal.

Chairman Seitimbekov A.A.: I propose to vote on the proposal.
Those who are in favor of this proposal are requested to raise their hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided:

1. To postpone the discussion of the items of the agenda of this meeting to the next extraordinary General shareholders meeting which is scheduled to take place on December 15, 2005.

2. The Company's Board has to implement, in appropriate manner, the required procedures associated with the addition to the agenda of the General shareholders meeting that is set up for December 15, 2005.

Chairman Seitimbekov A.A.: Are there any remarks, proposals on the way the meeting was conducted? No? Then let me announce the closure of the meeting. Thank you for your participation and good by.

Seitimbekov A.
Chairman of the General meeting

Abdykalykov B.
Secretary of the General meeting

Stambekov R.
Chairman of the Accounting Commission

Seilova K.
Alzhanov E.
Members of the Accounting Commission

E. Kingushanov
Representative of the Shareholder holding 10 and more % of voting shares

PROTOCOL №26

The minutes of the JSC Kazakhtelecom's extraordinary General shareholders meeting

Date, place and time of holding the meeting: December 15, 2005, 15:00, Astana, at 31, Abay avenue, the JSC Kazakhtelecom's congress hall.

Mr. Seilov Shakhmaran Zhursinbekovich, JSC Kazakhtelecom's Executive Director on external relations, opens the meeting.

Dear shareholders and participants of the meeting,

Pursuant to decision №47 of the JSC Kazakhtelecom's Board of Directors as of November 7, 2005, the JSC Kazakhtelecom's extraordinary General shareholders meeting is set to take place today, December 15, 2005 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General shareholders meeting is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the extraordinary General shareholders meeting, as per the protocol №1 of the Accounting Commission of the General shareholders meeting as of December 15, 2005. the status for 15:00p.m., have accumulated in aggregate as many as 6 068 265 votes, which makes up 55,55% of the total number of the Company's shares.

Thus. the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**

The General meeting is attended by the Company's shareholders and by those who have been invited to this meeting.

We have to, pursuant to item 4 article 48 of the law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr. Stambekov R.H.**, senior manager of the JSC Kazakhtelecom's External Relations Service.

Mr. Stambekov R.H.: *On procedural issues the vote will be cast by raising a hand, on all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Mr. Seilov S.Z.: To hold the meeting we need to elect Chairman, Secretary of the meeting and Accounting Commission.

The proposal has come in to elect:

a) **Mr. Almenbetov Garifulla Kakmanovich**, Chief of the telecommunication unit of the Department on state policy in the field of communication and finance regulation under the Agency on the Republic of Kazakhstan on informatization and communication, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) **Mr. Abdykhalykov Bulat Katshibekovich**, Head of external relations Service, as Secretary of the meeting. Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Stambekov Ruslan Hizyatovich**, Senior Manager of the External Relations Service, as Chairman of the Accounting commission;
Mr. Popov Vladimir Guennadievich, Senior manager on the legal department;
Mrs. Seilova Kulyash Serikovna, Manager of the External Relations Service;
Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's extraordinary General shareholders meeting has DECIDED**:

1. To elect Mr. Almenbetov Garifulla Kakmanovich as Chairman of the General Meeting.

2. To elect Mr. Abdykhalykov Bulat Katshibekovich as Secretary of the extraordinary General shareholders meeting.

3. To elect Accounting Commission of the General shareholders meeting in the following composition: Mr. Stambekov Ruslan Khizyatovich; Mr. Popov Vladimir Guennadievich; Mrs. Seilova Kulyash Serikovna;

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Almenbetov G.K., the elect Chairman of the meeting** is taking the chair of the extraordinary General shareholders meeting.

Chairman Almenbetov G.K.: Before we proceed to discussing the issues we've got to approve the Agenda of the JSC Kazakhtelecom's extraordinary General shareholders meeting. The Agenda of the meeting has been published in the appropriate manner in the official print media ("Kazakhstanskaya Pravda" №307-308 as of November 11, and "Eguemen Kazakhstan"№253 as of November 12, 2005) and is made up of the following items:

1. On approval of the Code of corporate management of JSC Kazakhtelecom;
2. On participation of JSC Kazakhtelecom in other entities.

By the resolution of the company's General shareholders meeting (Protocol №25 as of November 15, 2005) consideration of the items "On introduction of amendments to the JSC Kazakhtelecom's Charter", "On approval of the decision №41 as of October 14. 2005. by the JSC Kazakhtelecom's Board of Directors" has also been postponed to today's extraordinary General shareholders meeting.

Thus taking account of the above addition the agenda of the meeting is made up of the following items:

1. On approval of the Code of corporate management of JSC Kazakhtelecom;
2. On participation of JSC Kazakhtelecom in other entities;
3. On introduction of amendments to the JSC Kazakhtelecom's Charter.
2. On approval of the JSC Kazakhtelecom Board of Directors' Decision №41 as of October 14, 2005.

Those who are in favor of the proposed agenda are requested to raise their hand?
The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to approve the Agenda of the meeting.

Chairman Almenbetov G.K.: There has been a request from the Company's large shareholder, Central Asian Industrial Holding N.V. as of 14.12.2005 №20, in which there is a proposal to postpone the current meeting to a new date, January 31, 2006, due to the need for additional studying by the shareholders of some particular issues of the agenda.
Taking that into account I propose to postpone the discussion of the above items of the agenda to the next extraordinary General shareholders meeting that is assumed to take place on January 31, 2006.

Chairman Almenbetov G.K.: I propose to vote on the proposal.
Those who are in favor of this proposal are requested to raise their hand.
The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided:

1. To postpone the discussion of the items of the agenda of this meeting to the next extraordinary General shareholders meeting which is supposed to take place on January 31, 2006.

2. The Company's Board has to implement, in appropriate manner, the required procedures associated with the convocation of the extraordinary General shareholders meeting set up for January 31, 2006.

Chairman Almenbetov G.K.: Are there any remarks, proposals on the way the meeting is being conducted? No? Then let me announce the closure of the meeting. Thank you for your participation and good by.

Almenbetov G.K.
Chairman of the General meeting

Abdykalykov B.
Secretary of the General meeting

Stambekov R.
Chairman of the Accounting Commission

Popov V.
Seilova K.
Members of the Accounting Commission

ПРОТОКОЛ №26
внеочередного Общего собрания акционеров акционерного общества «Казахтелеком»

Дата, место и время проведения: 15 декабря 2005 г., 15.00 часов, г. Астана, пр. Абая, 31, зал заседаний АО «Казахтелеком»

Собрание открывает Сеилов Шахмаран Журсинбекович- Исполнительный директор по внешним связям.

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 7 ноября 2005 г. №47 на сегодня, 15 декабря 2005 г., на 15.00 часов назначено внеочередное Общее собрание акционеров АО «Казахтелеком».

В соответствии со ст. 45 Закона РК «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решения, если на момент окончания регистрации участников собрания зарегистрированы акционеры или их представители, включенные в список акционеров, имеющих право принимать участие в нем и голосовать на нем, владеющие в совокупности 50 и более % голосующих акций Общества.

На внеочередном Общем собрании, в соответствии с протоколом №1 заседания Секретариата Общего собрания акционеров от 15 декабря 2005 года, по состоянию на 15.00 часов, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 6 068 265 голосами, что составляет 55,55 % от общего количества голосов.

Таким образом, кворум, необходимый для проведения собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

В работе Собрания принимают участие акционеры Общества и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.



Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать поднятием руки.

Проголосовали единогласно.

Таким образом, внеочередное Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставляется Стамбекову Р.Х. главному менеджеру Службы внешних связей АО "Казахтелеком".

Стамбеков Р.Х.: *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Сеилов Ш.Ж.: Для проведения собрания необходимо избрать Председателя и Секретаря собрания и Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания **Альменбетов Гарифулла Какманович-** Начальник телекоммуникационного отдела Департамента государственной политики в области связи и финансового регулирования
Агентства Республики Казахстан по информатизации и связи.
Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру поднятием руки.
Проголосовали единогласно.

б) Секретарь собрания – **Абдыкалыков Булат Катшибекович–** Руководитель Службы внешних связей. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры поднятием руки.
Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Стамбеков Руслан Хизятович-** главный менеджер Службы внешних связей- Председатель Счетной комиссии;
Попов Владимир Геннадьевич -главный менеджер Юридического департамента;
Сеилова Куляш Сериковна- менеджер Службы внешних связей.
Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры поднятием руки.
Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Общего собрания Альменбетова Гарифуллу Какмановича.
2. Избрать Секретарем Общего собрания акционеров: Абдыкалыкова Булата Катшибековича.
3. Избрать Счетную комиссию Общего собрания в составе: Стамбеков Руслан Хизятович; Попов Владимир Геннадьевич; Сеилова Куляш Сериковна.

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение внеочередного Общего собрания акционеров осуществляет **Председатель собрания – Альменбетов Г.К.**

Председатель Альменбетов Г.К. : Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня внеочередного Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях Общества («Казахстанская правда» №307-308 от 11 ноября и «Егемен Казахстан» № 253 от 12 ноября 2005 года) и состояла из следующих вопросов:

1. Об утверждении Кодекса корпоративного управления АО "Казахтелеком";
2. Об участии АО "Казахтелеком" в деятельности других организаций.

Решением внеочередного Общего собрания акционеров Общества (Протокол №25 от 15 ноября 2005 года) вопросы : «О внесении изменений и дополнений в Устав АО "Казахтелеком», «Об утверждении Решения Совета директоров АО "Казахтелеком" №41 от 14 октября 2005 года» также были перенесены на рассмотрение созванного сегодня внеочередного Общего собрания акционеров.

Таким образом, повестка дня с учетом дополнений состоит из следующих вопросов:
1. Об утверждении Кодекса корпоративного управления АО "Казахтелеком";
2. Об участии АО "Казахтелеком" в деятельности других организаций.
3. О внесении изменений и дополнений в Устав АО "Казахтелеком
4. Об утверждении Решения Совета директоров АО "Казахтелеком" №41 от 14 октября 2005 года

Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.

Проголосовали единогласно.

Решение принято.

Таким образом, **внеочередное Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Председатель собрания Альменбетов Г.К.: Поступило обращение крупного акционера Общества-компании Central Asian Industrial Holdings N.V. от 14.12.2005 №20, в котором имеется предложение перенести дату проведения данного собрания на 31 января 2006 года в связи с необходимостью дополнительной проработки акционерами отдельных вопросов повестки дня.

В связи с чем, предлагаю перенести обсуждение вышеуказанных вопросов повестки дня на следующее внеочередное Общее собрание акционеров, которое предполагается провести 31 января 2006 года.

Председатель собрания Альменбетов Г.К.: Предлагаю проголосовать.

Кто «за» высказанное предложение? Прошу голосовать поднятием руки.

Проголосовали единогласно.

РЕШИЛИ:

1.Перенести обсуждение вопросов повестки дня настоящего собрания на следующее внеочередное Общее собрание акционеров, которое предполагается провести 31 января 2006 года.

2. Совету директору и Правлению Общества в установленном порядке обеспечить необходимые процедуры, связанные с созывом внеочередного Общего собрания акционеров на 31 января 2006 года.

Председатель Альменбетов Г.К. : Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом внеочередное Общее собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**Альменбетов Г.К.**
Секретарь Общего собрания	**Б. Абдыкалыков**
Председатель Счетной комиссии	**Р. Стамбеков**
Члены Счетной комиссии	**В. Попов**
	К. Сеилова

PROTOCOL №27

The minutes of the JSC Kazakhtelecom's extraordinary General shareholders meeting

Date, place and time of holding the meeting: January 31, 2006, at 15:00, Astana, at 31, Abay avenue, the JSC Kazakhtelecom's congress hall.

Mr. Nurov Kanat, JSC Kazakhtelecom's Vice president - CFO, opens the meeting.

Dear shareholders and participants of the meeting,

Pursuant to the decision №56 of the JSC Kazakhtelecom's Board of Directors as of December 23, 2005, the JSC Kazakhtelecom's extraordinary General shareholders meeting is set to take place today, January31, 2006 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General shareholders meeting is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the extraordinary General shareholders meeting, as per the protocol №1 of the Accounting Commission of the General shareholders meeting as of January 31, 2006, the status for 15:00p.m., have accumulated in aggregate as many as 9 687 945 votes, which makes up 88,69% of the total number of the Company's votes.

Thus, the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**

The General meeting is attended by the Company's shareholders and those who have been invited to this meeting.

We have to, pursuant to item 4 article 48 of the law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

A proposal has come in to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the voting procedure in details the floor is now given to **Mr. Stambekov R.H.**, senior manager of the JSC Kazakhtelecom's External Relations Service.

Mr. Stambekov R.H.: *On procedural issues the vote will be cast by raising a hand, on all other issues by making remarks on the ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Mr. Nurov K.I.: To hold the meeting we need to elect Chairman, Secretary of the meeting and Accounting Commission.

A proposal has come in to elect:

a) **Mr. Seitimbekov Ardak**, Director of the Department of the State policy in the field of communications and financial regulation of the Agency of the Republic of Kazakhstan for informatization and communication, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) **Mr. Abdykhalykov Bulat Katshibekovich**, Head of the external relations Service, as Secretary of the meeting. Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Stambekov Ruslan Hizyatovich**, senior manager of the External Relations Service, as Chairman of the Accounting commission;
Mrs. Seilova Kulyash Serikovna, manager of the External Relations Service; **Mr. Alzhanov Erkebulan Turlybekovich,** a representative of "Reestr-service" LLP, the Company's independent registrar.
Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the Law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's extraordinary General shareholders meeting has DECIDED**:

1. To elect Mr. Seitimbekov Ardak as Chairman of the General Meeting.

2. To elect Mr. Abdykhalykov Bulat Katshibekovich as Secretary of the extraordinary General shareholders meeting.

3. To elect Accounting Commission of the General shareholders meeting in the following composition: Mr. Stambekov Ruslan Khizyatovich; Mrs. Seilova Kulyash Serikovna; Mr. Alzhanov Erkebulan.

I ask the Chairman, Secretariat and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Seitimbekov A.A., the elect Chairman of the meeting** is taking the chair of the extraordinary General shareholders meeting.

Chairman Seitimbekov A.A.: Before we proceed to discussing the issues we've got to adopt the Agenda of the JSC Kazakhtelecom's extraordinary General shareholders meeting. The Agenda of the meeting has been published in appropriate manner in the official print media ("Kazakhstanskaya Pravda" №356-357 as of December 29, 2005 and "Eguemen Kazakhstan"№288-291 as of December 28, 2005) and is made up of the following items:

1. On introduction of amendments and changes into the JSC Kazakhtelecom's Charter (Memorandum of Association);
2. On adoption of the Code of corporate governance of JSC Kazakhtelecom;
3. On participation of JSC Kazakhtelecom in other entities;
4. On approval of the JSC Kazakhtelecom Board of directors' Decision № 41 as of October 14, 2005.

Those who are in favor of the proposed agenda are requested to raise their hand?
The decision is unanimous.

Thus the JSC Kazakhtelecom's extraordinary General shareholders meeting has decided to adopt the Agenda of the meeting.

Chairman Seitimbekov A.A.:

Well, now I give the floor to Mrs. Ermakina S.I., Head of Legal Department of JSC Kazakhtelecom, to make a report on the first item of the Agenda.

Mrs.Ermakina's speech:

There have been changes and amendments introduced to the Law of the Republic of Kazakhstan "On joint stock companies" (The Law as of 08.07.2005). In this connection the Board of directors of JSC Kazakhtelecom has received the letter from Central Asian Industrial Holdings N.V., the Company's principal shareholder (letter №15 as of 23.09.2005) with a request to convene an extraordinary General shareholders meeting of JSC Kazakhtelecom to consider the issue of adjustment of the Company's Charter (Memorandum of Association) in order to bring it in line with the Law of the Republic of Kazakhstan "On joint stock companies".

With that end in view the JSC Kazakhtelecom's Board of directors took the decision to submit the above issue to the General shareholders meeting for consideration.

The existing wording of the JSC Kazakhtelecom's Charter has been adjusted to reflect those amendments and changes introduced to the Law in question.

Besides, the changes and amendments that had been introduced by shareholders before by adopting the resolution of General Shareholders Meeting as of 24.12.2004

and that of 27.06.2005 have also been taken into account when preparing new wording of the Charter.

For purpose of convenience of working with the Charter (Memorandum of Association) as with a single instrument the adopting of the changes and amendments to the JSC Kazakhtelecom's Charter in the new wording is suggested to be applied as a procedure of introduction of these amendments and changes.

Taking into account that the draft of the altered Charter (Memorandum of Association) had been submitted to the Company shareholders' approval before and received a preliminary no-objection, we simultaneously ask the shareholders to consider the letter received from CAIN Co. (as of 20.01.06) suggesting the new wording of item 7 article 11 of the draft of Charter (Memorandum of Association) relating to "Gold Share".

Chairman Seitimbekov A.A.: Are there any questions to the speaker?
Mrs. Nurieva A.M., Mr. Burnashev N.F., Mr. Nurov K.I. made their speeches.
There are no questions?

Chairman Seitimbekov A.A.: I want to remind you that in order for us to pass a resolution on the first item a qualified majority of votes is required. In this connection I ask the Accounting Commission to confirm once again that the quorum required for voting on this item is reached.

Chairman of the Accounting Commission Stambekov R.K.:
At the moment the aggregate number of votes accumulated by those shareholders and their authorized representatives registered for participation in the meeting totals 9 687 945, making up 88,69% of the total number of the Company's votes. Thus, a qualified majority of votes out of the total number of the Company's shares is reached.

Chairman Seitimbekov A.A.: Now, regarding the first item of the agenda "On introduction of changes and amendments to the JSC Kazakhtelecom's Charter (Memorandum of Association)" the following draft resolution is put to vote:

Pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" sub-item 1 item 1 article 30 of the JSC Kazakhtelecom's Charter (Memorandum of Association)" the extraordinary General shareholders meeting of JSC Kazakhtelecom (the Company) has DECIDED:

1. To introduce changes and amendments into the Company's Charter (Memorandum of Association)" by approving the new wording thereof in state and Russian languages, pursuant to the addendum to this resolution of the Company's extraordinary General shareholders meeting.
2. To authorize Mr. Karibzhanov Khairat Salimovich, President of the Company, to sign, on behalf of the shareholders (founders), the new wording of the Charter in state and Russian languages.
3. To commission Mr. Karibzhanov Khairat Salimovich, President of the Company, to ensure state registration of the changes and amendments introduced into the

Company's Charter at the Ministry of Justice of the Republic of Kazakhstan with the right to transfer the power of attorney to other persons.

If there is no objection, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

We now proceed to the second item of the agenda.

Chairman Seitimbekov A.A.:

To make the report on the second item of the agenda of the meeting the floor is now given to Mrs. Ermakina S.I.

The speech of Mrs. Ermakina S.I.:
Due to the changes and amendments introduced to the Law of the Republic of Kazakhstan "On joint stock companies", the issue of adoption of the Company's Code of corporate governance is submitted to the shareholders for consideration.

The need for adoption of the Code is brought about by, among others, the requirements of the enactment №106 of the Agency for Financial Control as of 26th March, 2005 that obligate to adopt the corresponding internal act (rule) in those entities, among which JSC Kazakhtelecom, that have in their possession listed securities.

The Code of corporate governance of JSC Kazakhtelecom is prepared on the basis of the standard Code of corporate governance approved by the Board of issuers of the Republic of Kazakhstan on 21-th February, 2005.

The draft of the Code is designed with due regard for the regulations and provisions of the Charter and the existing internal documents of the Company, and aimed at detailing practical aspects of their application in the shareholders' interests.

Practical implementation by the Company of the provisions of the Code will bring a more clear regulation of activities pursued by various JSC Kazakhtelecom divisions, and ensure openness of information about the Company's activity for shareholders and investors.

Taking into account the requirements of sub-item 1-1 item 1 article 36 of the Law of the Republic of Kazakhstan "On joint stock companies" and the fact that the existing wording of the Company's Charter does not contain a separate item attributing the adoption of the Code to the terms of reference of the General shareholders meeting, the resolution contains a clause (item 2) stipulating that the Code will take effect upon the date of the state registration of the changes and amendments introduced into the JSC Kazakhtelecom's Charter, at the Ministry of Justice.

Chairman Seitimbekov A.A.: Are there any questions to the speaker&

Chairman Seitimbekov A.A.: Now, on the second item "On adoption of the Code of corporate governance the following draft of the resolution is put to vote:
Pursuant to article 36 of the Law of the Republic of Kazakhstan "On joint stock companies", article 30 of the JSC Kazakhtelecom's Charter (Memorandum of Association)" the extraordinary General shareholders meeting of JSC Kazakhtelecom (the Company) has DECIDED:

1. To adopt the Code of corporate governance of JSC Kazakhtelecom, pursuant to the addendum to this resolution of the Company's extraordinary General shareholders meeting.

2. This resolution takes effect from the date of the state registration of the changes and amendments into the Company's Charter (Memorandum of Association) adopted at the extraordinary General shareholders meeting on January 31, 2006.

If there is no objection, please, make appropriate remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made appropriate remarks on the ballots that have then been collected by the Accounting Commission members.

We now proceed to the third item of the Agenda.

Chairman Seitimbekov A.A.: To make a report on the third item of the agenda the floor is given to Mr. Nurov Kanat Ilyich, Vice-President, Chief Financial Officer of JSC "Kazakhtelecom".

Mr. Nurov's speech: Several members of the Board of Directors have propounded the detailed discussion of the issue on possible purchasing of shares of participation/block of shares in three telecommunication companies of the Republic of Kazakhstan.
The object of the dealing is the purchase of:

- 100% of participation in Mobile Telecom Service LLP;
- 50% block of shares in JSC Altel;
- 54% block of shares in JSC Nursat.

It is necessary to point out that at present JSC Kazakhtelecom holds 50% of JSC Altel's shares and 41,25% of JSC Nursat's shares.

Thus as a result of purchase of shares of participation in the abovementioned companies, JSC Kazakhtelecom will control the whole financial and economic activity of JSC Altel, JSC Nursat and Mobile Telecom Service LLP.

In the frameworks of the proposal of some members of the JSC Kazakhtelecom's Board of Directors, we took necessary measures on organization of this transaction in compliance with current legislation regarding the issue on coordination of bargains with authorized state agencies and Company's creditors.

In particular, pursuant to the requirements of Kazakhstani legislation, the Company has employed Apprais Consult LLP as a financial consultant on appraisal and White

and Case Kazakhstan LLP as a legal consultant. At the same time we have received correspondent approvals from the Agency for Informatization and Communications (the letter as of 11.10.2005 No 03-02-01/5089-e, the letter as of 11.10.2005 No 03-02-01/5090-e, the letter as of 11.10.2005 No 03-02-01/5086-e), from the State Agency for Regulation of Natural Monopolies (the letter as of 24.01.2006 No 05-13-2/02-12-55/5DSP, the letter as of 24.01.2006 No 05-13-2/02-12-55/6DSP, the letter as of 24.01.2006 No 05-13-2/02-12-55/7DSP, the letter as of 24.01.2006 No 05-13-2/02-12-55/8DSP and from Committee for Protection of Competition (the letter as of 27.01.2006 No 04-06-3/26DSP).
White and Case Kazakhstan LLP has audited all the documents connected with the companies to be purchased by Kazakhtelecom, with Kazakhtelecom and with prospective sellers in order to check their legal competence for conclusion of such transaction. White and Case Kazakhstan also determined a list of state agencies that shall approve the transaction and the procedures of such approval and developed a draft of the correspondent agreement on purchase of shares of participation.

According to Apprais Consult's conclusion, the total value of the companies under purchase makes up not more than USD 249.6 mn. In this connection we elaborated the scheme of further financing of this transaction. In particular, we hold negotiations and received preliminary approvals from international financial institutions on the proposed short-term credit with its further refinancing by means of long-term credit taking into account the requirements of Company's major creditors. The main reasons for this scheme are:

- supposed undertime of discharging of obligations under the transaction;
- compliance with the prudential requirements to Kazakhstani financial institutions concerning the lending limits;
- provisions of the credit agreement with EBRD dated 30.09.03 regarding restrictions on implementation of such sort of transactions, attraction of additional credits and compliance with financial factors.

In this connection the Company intends not only to purchase the shares of the abovementioned companies but also to take necessary measures on implementation of the part of this transaction regarding the sources of its financing.

Pursuant to the articles 36 and 68 of the Law of the Republic of Kazakhstan "On Joint Stock Companies", articles 30 and 40 of Kazakhtelecom's Charter, the issue on shareholding interest of JSC Kazakhtelecom in the activity of other companies is submitted for consideration to the Extraordinary General Shareholders Meeting held on January 31, 2006.

Chairman Seitimbekov A.A.: Have you any questions to the speaker?

The remarks have been received from: Mrs. Nurieva A.M., Mr. Nurov K.I., and Mr. Burnashev N.F.

Chairman Seitimbekov A.A.: Thus, on the third item "On shareholding interest of JSC Kazakhtelecom in the activity of other companies" the following draft resolution is put to the vote:

Upon consideration of the represented materials taking into account the opinion of independent appraiser Apprais Consult LLP on the total value of assets under purchase pointed in its report and pursuant to the Articles 36 and 38 of the Law of the Republic of Kazakhstan "On joint stock companies", Articles 30 and 40 of JSC Kazakhtelecom's Charter

the Extraordinary General Shareholders Meeting of JSC Kazakhtelecom HAS DECIDED:

1. To approve the Transaction on purchasing of shares of participation / block of shares in three telecommunication companies in a total sum not exceeding USD 220 mn including all taxes and expenses connected with such purchase and comprising the following assets:

- purchase of 100% of shares of participation in Mobile Telecom Service LLP;
- purchase of 50% of block of shares in JSC Altel;
- purchase of 54% of block of shares in JSC Nursat.

On the assumption of possible changes in the structure of assets to be purchased and with the purpose to minimize the expenses on their purchasing, bargain's structure and correspondent decreasing and/or distribution of the sum assigned for purchasing of assets are to be executed according to the agreement on purchase.

2. The Management Board is to prepare all materials necessary for approval of such purchase by regulatory state bodies and, in case of any contractual obligations, by Company's creditors.

3. The Board of Directors is to assist in receiving of all necessary approvals from the regulatory state bodies of the Republic of Kazakhstan.

4. Upon execution of all the procedures in compliance with the requirements of the legislation of the Republic of Kazakhstan connected with such purchase and with confirmation of legal competence of the parties and assets under purchase, the Management Board is to execute the correspondent contract and/or agreement on purchasing of shares of participation / block of shares of the companies listed in the item 1 of the present Decision pursuant to the recommendations of the legal consultant White and Case Kazakhstan LLP and attached draft of the agreement(s) within the limits of the stated Total Sum.

5. To discharge emerging financial liabilities of JSC Kazakhtelecom taking into account the confidentiality and extraordinary character of the transaction, the sum of budget deficiency, urgency, prudential requirements to lending limits and impossibility of holding a tender in view of technical conditions and restrictions imposed by the existing credit agreements:

5.1. The Management Board is to raise the sources of financing (to borrow) on the following conditions:
- total sum shall not exceed USD 220 mn with maturity period not exceeding 24 months;
- annual interest rate shall make up not more than 15%;

5.2. On the issue of refunding (repayment) of short-term liabilities on the item 5.1:
- to authorize the Management Board to raise the sources of financing (to borrow) pursuant to the legislation and Company's contracts on the following conditions:
- total sum shall not exceed USD 220 mn with maturity period up to and including7 years;
- annual remuneration rate shall make up not more than 13%;

6. To authorize JSC Kazakhtelecom's Management Board to conclude credit agreements in accordance with the established procedures in pursuance of the item 5 of the present Decision.

7. To authorize the President of JSC Kazakhtelecom Mr. Karibzhanov Kh.S. to sign all necessary documents and to conclude all transaction relating to the present Decision with the right to transfer his authorities to other persons.

If there are no objections, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been collected by the Accounting Commission members.

We now proceed to the fourth item of the Agenda.

Chairman Seitimbekov A.A.: To make a report on the forth item of the agenda the floor is given to Mr. Nurov Kanat Ilyich, Vice-President, Chief Financial Officer of JSC "Kazakhtelecom".

Mr. Nurov's speech: JSC Kazakhtelecom is a founder of JSC Altel from the moment of its foundation. Capital share of JSC Kazakhtelecom in JSC Altel makes up 50 percents.

According to the results of the audited accounting reports, for the last several years independent auditor KPMG was advising to JSC Altel to introduce the changes into technological parameters and to upgrade existing telecommunication equipment. Otherwise, Company's sales volume might be decreased to the critical level what can adversely affect the cost of JSC Kazakhtelecom's investments to JSC Altel.

On the grounds of structural changes in JSC Altel and with an active assistance of JSC Kazakhtelecom, JSC Altel has adopted a strategy on upgrading and introduction of CDMA standard in the Republic of Kazakhstan on the basis of technological assets of the company.

To achieve the determined aims, JSC Altel has singed several contracts. Pursuant to the conditions of these contracts, 85% of their value will be financed by means of the loans from ABN AMRO Bank N.V. and JSC Narodniy Bank of Kazakhstan. One of the major conditions for attraction of loan facilities is a corporate guarantee of Kazakhtelecom.

Earlier General Shareholders Meeting of JSC Kazakhtelecom (Protocol No 18 as of 12.03.04) has adopted a resolution on representation of indivisible irrevocable corporate guarantee of JSC Kazakhtelecom to CJSC Altel on the total sum up to USD 16 mn.

On August 25, 2005 JSC Altel and ABN AMRO Bank N.V., Stockholm have signed the amendment to the agreement dated November 27, 2007 on increasing of the sum by USD 1,174,211. In this connection JSC Altel requested JSC Kazakhtelecom to become liabilities guarantor of JSC Altel to ABN AMRO Bank N.V. Stockholm on the sum of USD 1,174,211 and a guarantor under the credit agreement with JSC Narodniy Bank of Kazakhstan on the sum of USD 1,033,00.

Also JSC Altel has addressed to JSC Kazakhtelecom with request to become a guarantor of JSC Altel's liabilities to ABN AMRO Bank Stockholm on the sum of USD 1,246,00. The abovementioned issues have been discussed and approved by the Company's Board of Directors (Decision No 41 as of October 14, 2005).

To secure JSC Kazakhtelecom's investments and to avoid additional expenditures on representation of guarantees in favor of the equipment supplier from the part of financial institutions of the Republic of Kazakhstan, we suggest approving of the possibility to represent a corporate guarantee in favor of ABN AMRO Bank Stockholm and Narodniy Bank of Kazakhstan to secure full and duly discharging of JSC Altel's liabilities.

In June of this year the company has propounded to restructure the liabilities to Kazakhtelecom as of May 1, 2005 on the following contracts entered in the framework of the current economic activity:

No	Contract	Subject of the contract
1	No 704-09-DA/158/04-TD dated August 11, 2004	Leasing of long-distance digital communication channels
2	No 80-09-DU/190/03-TD dated January 30, 2004	Interconnection of networks and provision of telecommunication services
3	No 17/10/747-TD dated February 23, 1998	Leasing of long-distance communication channels

As of July 01, 2005 the sum of JSC Altel's liabilities to JSC Kazakhtelecom under aforementioned contracts made up KZT 824,334,400.09 (reconciliation act is attached). Restructuring is supposed to be implemented by means of liabilities deferment for the period of two years and signing of the correspondent contract.

Restructuring necessity results from the serious financial straits on discharging of JSC Altel's liabilities to international financial institutions in the framework of the guarantees represented earlier under which JSC Kazakhtelecom acts as a guarantor.

Taking into account all abovementioned facts and with the purpose to decrease a risk of JSC Altel's creditors appeal to JSC Kazakhtelecom as a guarantor, it is proposed to approve the possibility of restructuring of JSC Altel's liabilities to Kazakhtelecom on the total sum of KZT 824 334 400 (eight hundred twenty four million three hundred thirty four thousand four hundred) by means of repayment deferment for the period of two years.

Company's Board of Directors has adopted the following decisions (Protocol No 41 as of October 14, 2005):

1. To approve increase of the sum of JSC Altel's guaranteed liabilities taking into account the decision of the Board of Directors (No 3 as of February 03, 2004) up to USD 19,746,000 (nineteen million seven hundred forty six thousand) in favor of the third parties for the period up to and including 7 (seven) years under the project on supply and development of CDMA network.

2. To restructure JSC Altel's liabilities to JSC Kazakhtelecom on the total sum up to KZT 824,334,400 (eight hundred twenty four million three hundred thirty four thousand four hundred) by means of repayment deferment for the period of two years.
3. To conclude a loan agreement with the aim to secure the discharging of JSC Altel's liabilities under represented corporate guarantee of JSC Kazakhtelecom until their full execution.
4. To authorize JSC Kazakhtelecom's President, Mr. Karibzhanov Kh.S. to sign all necessary documents on the items 1-3 and to sign the loan agreement to secure the discharging of JSC Altel's liabilities.
5. To adopt the decisions on the items 1-3 of the present Agenda of the meeting of JSC Kazakhtelecom's Board of Directors pursuant to the current legislation of the Republic of Kazakhstan.

Pursuant to the provisions of the Law of the Republic of Kazakhstan "On joint stock companies" and articles 30 and 41 of Kazakhtelecom's Charter, the abovementioned decision of JSC Kazakhtelecom's Board of Directors is submitted for consideration to the Extraordinary General Shareholders Meeting.

Chairman Seitimbekov A.A.: Have you any questions to the speaker?

Chairman Seitimbekov A.A.: Thus, on the fourth item "On approval of the Decision of JSC Kazakhtelecom's Board of Directors No 41 as of October 14, 2005" the following draft resolution is put to the vote:

Pursuant to the Articles 71 and 73 of the Law of the Republic of Kazakhstan "On joint stock companies", the Extraordinary General Shareholders Meeting of JSC Kazakhtelecom **HAS DECIDED**:

1. To approve the Decision of Company's Board of Directors No 41 as of October 14, 2005
2. To authorize JSC Kazakhtelecom's President, Mr. Karibzhanov Kh.S. to sign all necessary documents in order to execute aforesaid Decision of the Board of Directors and to sign the pledge agreement to secure the discharging of JSC Altel's liabilities with the right to transfer his authorities to other persons.

If there are no objections, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been collected by the Accounting Commission members.

Mr. Seitimbekov, Chairman: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the first item of the agenda of the meeting.

Mr. Seitimbekov, Chairman of Accounting Commission:

(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's Extraordinary General shareholders meeting based upon the results of voting on the item 1 of the Agenda of the General shareholders meeting as of January 31, 2006).

Summing-up the results of the open voting on the first item the votes have been distributed as follows:

The "**FOR**" votes totaled 9,687,945 votes - making up 88,69% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.

As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus, pursuant to the article 36 of the Republic of Kazakhstan "On joint stock companies" and sub-item 1 of item 1 of article 30 of JSC Kazakhtelecom's Charter the Extraordinary General shareholders meeting of the JSC Kazakhtelecom (hereinafter the Company) **HAS DECIDED:**

1. To introduce into the Company's Charter amendments and addendums by approving it in new edition in state and Russian languages pursuant to attachment to this decision of the Company's Extraordinary General shareholders meeting.
2. to authorize the President of the Company, Mr. Karibzhanov Khairat Salimovich, to sign new edition of Charter in state and Russian languages on behalf of the shareholders (establishers).
3. to authorize the President of the Company, Mr. Karibzhanov Khairat Salimovich, to provide state registration of introduced amendments and addendums into the Company's Charter in law agencies of the Republic of Kazakhstan with the power of substitution of his authorities to the third party.

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the second item of the agenda of the meeting.

Mr. Stambekov, Chairman of Accounting Commission:
(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's Extraordinary General shareholders meeting based upon the results of voting on the item 2 of the Agenda of the General shareholders meeting as of January 1, 2006).

Summing-up the results of the open voting on the second item the votes have been distributed as follows:

The "**FOR**" votes totaled 9,687,945 votes - making up 88,69% of the total number of participating votes.

The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus pursuant to the article 36 of the Republic of Kazakhstan "On joint stock companies" and article 30 of JSC Kazakhtelecom's Charter the Extraordinary General shareholders meeting of the JSC Kazakhtelecom (hereinafter the Company) **HAS DECIDED:**

- to approve corporate management Code of JSC Kazakhtelecom pursuant to attachment to this decision of the Company's Extraordinary General Shareholders Meeting.
- this decision is effective as of the date of state registration of amendments and addendums into the Company's Charter approved at the Extraordinary General Shareholders Meeting as of January 31, 2006.

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on the item 3 of the agenda of the meeting.

Mr. Stambekov, Chairman of Accounting Commission:

(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's Extraordinary General shareholders meeting based upon the results of the item 3 of the Agenda of the General shareholders meeting as of January 31, 2006).

Summing-up the results of the open voting on the item 3 the votes have been distributed as follows:

The "**FOR**" votes totaled 9,687,945 votes - making up 88,69% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Pursuant to articles 36 and 68 of the law of the Republic of Kazakhstan "On joint-stock companies", articles 30 and 40 of the JSC Kazakhtelecom's Charter upon examination of submitted materials, by taking into

account opinion of and concerning the total amount of assets under the purchase and stated in statement of independent appraiser, "Apprais Consult" Ltd

the Extraordinary General shareholders meeting of JSC Kazakhtelecom HAS DECIDED:

Pursuant to articles 36 and 68 of the law of the Republic of Kazakhstan "On joint-stock companies", articles 30 and 40 of the JSC Kazakhtelecom's Charter upon examination of submitted materials, by taking into account opinion of and concerning the total amount of assets under the purchase and stated in statement of independent appraiser, "Apprais Consult" Ltd

the General Shareholders Meeting of JSC Kazakhtelecom **HAS DECIDED:**

1. to approve the transaction on purchase of shares of participation/block of shares in 3 telecommunication companies in the total amount not exceeding USD 220 mln., including all taxes and expenses related to such purchase and consisting of the following assets:
   - purchase of 100 percent of share of participation in "Mobile Telecom Service" Ltd.;
   - purchase of 50 percent of block of shares in JSC Altel;
   - purchase of 54 percent of block of shares in JSC Nursat;

   To effect the transaction and related decrease and/or distribution of amounts for purchase of assets pursuant to purchase/sales agreement on condition of possible changes in purchased assets structure and for the purposes to minimize expenses.

2. The Management Board shall prepare all materials necessary for approval of such purchase by regulatory state bodies and, in case of contractual obligations, by the Company's creditors.
3. The Board of Directors shall assist in receiving of all necessary approvals from regulatory state bodies of the Republic of Kazakhstan.
4. Upon execution of all the procedures in compliance with the requirements of the legislation of the Republic of Kazakhstan related to such purchase and with confirmation of legal competence of the parties and assets under purchase the Management Board shall execute the correspondent contract and/or purchase/sales agreement of shares of participation / block of shares of the companies listed in the item 1 of the present Decision pursuant to recommendations of the legal consultant, White & Case Kazakhstan LLP, and attached draft of the agreement (s) within the mentioned total amount.
5. To discharge emerging financial liabilities of JSC Kazakhtelecom by taking into account confidentiality, unscheduled transaction, money deficit amount, urgency, prudential norms with respect to lending limit and failure to organize the contest due technical conditions and restrictions imposed by existing credit agreements:

5.1 the Management Board shall raise sources of financing (loan attraction) on the following conditions:

- the total amount shall not exceed USD 220 mln with maturity period not exceeding 24 months;
- interest rate shall not exceed 15 % p.a.

5.2 on refunding (repayment) of short-term liabilities according to item 5.1:

- to assign the Management Board to raise sources of financing (loan attraction) on the following conditions pursuant to laws and the Company's agreement:

- amount shall not exceed USD 220 mln with maturity period up to and including 7 years;
- interest rate shall not exceed 13 % p.a.

6. to assign the Management Board of JSC Kazakhtelecom to conclude credit agreements in accordance with established procedures in pursuance of item 5 of this Decision.
7. to authorize the President of JSC Kazakhtelecom, Mr. Karibzhanov Kh.S., to sign all required documents and also to execute actions pursuant to the present decision with the power of substitution of his authority to the third party.

Chairman Seitimbekov A.A.: The floor is given to Chairman of the Accounting Commission to announce the results of voting on item four of the agenda of the meeting.

Mr. Stambekov, Chairman of Accounting Commission:
(Protocol of the Accounting Commission's meeting of the JSC Kazakhtelecom's Extraordinary General shareholders meeting based upon the results of voting on item 3 of the Agenda of the General shareholders meeting as of January 31, 2006).

Summing-up the results of the open voting on item four the votes have been distributed as follows:

The "**FOR**" votes totaled 9,687,945 votes - making up 88,69% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.
As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus pursuant to the articles 71, 73 of the Law of the Republic of Kazakhstan "On joint stock companies", the Extraordinary General shareholders meeting **HAS DECIDED:**

1. To approve the Decision № 41 of JSC Kazakhtelecom's Board of Directors dated October 14, 2005.

2. to authorize the President of JSC Kazakhtelecom, Mr. Karibzhanov Khairat Salimovich, to sign all required documents to perform this Decision of the Board of Directors and pledge agreement to provide performance of obligations by JSC Altel with the power of substitution of his authorities to the third party.

Chairman Seitimbekov A.A.: Are there any remarks or proposals as to the way in which the meeting has been conducted? If not, let me announce the closure of the meeting. Thank you for participation. Good by!

A. Seitimbekov
Chairman of the General meeting

B. Abdykalykov
Secretary of the General meeting

R. Stambekov
Chairman of the Accounting Commission

K. Seilova
E. Alzhanov
Members of the Accounting Commission

E. Kingushanov
Representative of the Shareholder holding 5 and more % of voting shares

ПРОТОКОЛ №27
внеочередного Общего собрания акционеров акционерного общества «Казахтелеком»

Дата, место и время проведения: 31 января 2006 г., 15.00 часов, г. Астана, пр. Абая, 31, зал заседаний АО «Казахтелеком»

Собрание открывает Нуров Канат Ильич-Вице-президент-Главный финансовый директор АО «Казахтелеком».

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 23 декабря 2005 г. №56 на сегодня, 31 января 2006 г., на 15.00 часов назначено внеочередное Общее собрание акционеров АО «Казахтелеком».

В соответствии со ст. 45 Закона РК «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решения, если на момент окончания регистрации участников собрания зарегистрированы акционеры или их представители, включенные в список акционеров, имеющих право принимать участие в нем и голосовать на нем, владеющие в совокупности 50 и более % голосующих акций Общества.

На внеочередном Общем собрании, в соответствии с протоколом №1 заседания Секретариата Общего собрания акционеров от 31 января 2006 года, по состоянию на 15.00 часов, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 687 945 голосами, что составляет 88,69 % от общего количества голосов.

Таким образом, кворум, необходимый для проведения собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

В работе Собрания принимают участие акционеры Общества и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать поднятием руки.

Проголосовали единогласно.

Таким образом, внеочередное Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставляется Стамбекову Р.Х. – главному менеджеру Службы внешних связей АО "Казахтелеком".

Стамбеков Р.Х.: *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.*

Нуров К.И.: Для проведения собрания необходимо избрать Председателя и Секретаря собрания и Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания **Сейтимбекова Ардака Аскаровича-** Директор Департамента государственной политики в области связи и финансового регулирования Агентства Республики Казахстан по информатизации и связи.

Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру поднятием руки.

Проголосовали единогласно.

б) Секретарь собрания – **Абдыкалыков Булат Катшибекович–** Руководитель Службы внешних связей. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры поднятием руки.

Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Стамбеков Руслан Хизятович-** главный менеджер Службы внешних связей- Председатель Счетной комиссии;

Сеилова Куляш Сериковна- менеджер Службы внешних связей; **Альжанов Еркебулан Турлыбекович** -Представитель независимого регистратора Общества ТОО «Реестр-сервис»

Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры поднятием руки.

Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Общего собрания Сейтимбекова Ардака Аскаровича
2. Избрать Секретарем Общего собрания акционеров Абдыкалыкова Булата Катшибековича.
3. Избрать Счетную комиссию Общего собрания в составе: Стамбеков Руслан Хизятович; Сеилова Куляш Сериковна; Альжанов Еркебулан Турлыбекович

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение внеочередного Общего собрания акционеров осуществляет **Председатель собрания – Сейтимбеков А.А.**

Председатель Сейтимбеков А.А. : Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня внеочередного Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в официальных печатных изданиях Общества («Казахстанская правда» №356-357 от 29 декабря 2005 года и «Егемен Казахстан» № 288-291 от 28 декабря 2005 года) и состоит из следующих вопросов:

1. О внесении изменений и дополнений в Устав АО "Казахтелеком;
2. Об утверждении Кодекса корпоративного управления АО "Казахтелеком";
3. Об участии АО "Казахтелеком" в деятельности других организаций;
4. Об утверждении Решения Совета директоров АО "Казахтелеком" №41 от 14 октября 2005 года.

Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.

Проголосовали единогласно.

Решение принято.

Таким образом, **внеочередное Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению первого вопроса повестки дня собрания.

Председатель собрания Сейтимбеков А.А.:

Итак, слово для доклада по первому вопросу повестки дня предоставляется Ермакиной Светлане Ивановне- Начальнику отдела Юридического департамента АО «Казахтелеком».

Выступление Ермакиной С.И.: В Закон Республики Казахстан «Об акционерных обществах» были внесены изменения и дополнения (Закон от 08.07.2005). В этой связи в Совет директоров АО «Казахтелеком» поступило обращение крупного акционера Общества - Компании Central Asian Industrial Holdings N.V.(письмо №15 от 23.09.2005 г.) с просьбой созвать внеочередное Общее собрание АО "Казахтелеком" для рассмотрения вопроса о приведении Устава Общества в соответствие с Законом Республики Казахстан «Об акционерных обществах».

В связи с чем, Советом директоров АО "Казахтелеком" было принято решение о вынесении указанного вопроса на рассмотрение Общего собрания акционеров.

Действующая редакция Устава АО «Казахтелеком» переработана с учетом внесенных в Закон изменений и дополнений.

Кроме того, поскольку за период действия существующего Устава АО «Казахтелеком», акционеры решениями ОСА Общества от 24.12.2004г. и от 27.06.2005г., уже вносили в него изменения, последние также учтены при подготовке измененной редакции Устава.

С целью обеспечения удобства работы с Уставом, как с единым документом, процедуру внесения изменений и дополнений предлагается провести путем утверждения изменений и дополнений в Устав АО «Казахтелеком» в новой редакции.

Учитывая, что ранее проект измененной редакции Устава согласовывался с акционерами Общества и получил предварительное одобрение, одновременно просим рассмотреть акционеров предложения, поступившие от компании CAIH (письмо от 20.01.06г.), в соответствии с которыми предлагается новая редакция пункта 7 статьи 11 проекта Устава касательно «Золотой акции».

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику ?

Выступили: Нуриева А.М., Бурнашев Н.Ф., Нуров К.И.

Председатель Сейтимбеков А.А.: Хочу напомнить, что для принятия решения по данному вопросу требуется квалифицированное большинство голосов. В связи с чем, прошу еще раз Счетную комиссию подтвердить наличие кворума для голосования по данному вопросу.

Председатель Счетной комиссии Стамбеков Р.Х.:

По состоянию на текущий момент, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 687 945 голосами, что составляет 88,69 % от общего количества голосов. Таким образом, квалифицированное большинство голосов от общего числа акций Общества имеется.

Председатель Сейтимбеков А.А.: Итак, по первому вопросу «О внесении изменений и дополнений в Устав АО «Казахтелеком» ставится на голосование следующий проект решения:

В соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах», подпунктом 1 пункта 1 статьи 30 Устава АО «Казахтелеком» внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО:**



1. Внести изменения и дополнения в Устав Общества, путем его утверждения в новой редакции на государственном и русском языках, согласно приложению к настоящему решению внеочередного Общего собрания акционеров Общества.

2. Уполномочить Президента Общества Карибжанова Хайрата Салимовича на подписание от имени акционеров (учредителей) новой редакции Устава на государственном и русском языках.

3. Поручить Президенту Общества Карибжанову Хайрату Салимовичу обеспечить государственную регистрацию внесенных изменений и дополнений в Устав Общества в органах юстиции Республики Казахстан с правом передоверия своих полномочий другим лицам.

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Переходим к обсуждению второго вопроса повестки дня собрания.

Председатель Сейтимбеков А.А.:

Итак, слово для доклада по второму вопросу повестки дня предоставляется Ермакиной С.И.

Выступление Ермакиной С.И.: В связи с внесением в Закон Республики Казахстан «Об акционерных обществах» изменений и дополнений, вопрос об утверждении Кодекса корпоративного управления Общества выносится на рассмотрение акционеров.

Необходимость принятия Кодекса обусловлена, в том числе, и требованиями постановления АФН РК от 26 марта 2005г. № 106, которое обязывает обеспечить принятие соответствующего внутреннего акта в организациях, к числу которых относится и АО «Казахтелеком», имеющих листинговые ценные бумаги.

Кодекс корпоративного управления АО «Казахтелеком» подготовлен на основе типового Кодекса корпоративного управления, одобренного Советом эмитентов Республики Казахстан 21 февраля 2005г.

Проект Кодекса разработан с учетом норм и положений Устава и существующих внутренних документов Общества, и направлен на детализацию практических аспектов их применения в интересах акционеров.

Практическая реализация Обществом положений Кодекса приведет к более четкой регламентации деятельности органов АО «Казахтелеком», а также обеспечит открытость информации о деятельности Общества для акционеров и инвесторов.

Учитывая требования подпункта 1-1) пункта 1 статьи 36 Закона Республики Казахстан «Об акционерных обществах», а также то, что действующая редакция Устава Общества не содержит отдельного пункта, относящего к компетенции Общего собрания акционеров вопрос о принятии Кодекса, в решении (пункт 2) сделана оговорка о вступлении его в силу с даты государственной регистрации изменений и дополнений, внесенных в Устав АО «Казахтелеком», в органах юстиции.

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику ?

Выступили: Нуров К.И.

Председатель Сейтимбеков А.А.: Итак, по второму вопросу «Об утверждении Кодекса корпоративного управления АО «Казахтелеком» ставится на голосование следующий проект решения:

В соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах», статьей 30 Устава АО «Казахтелеком» внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Утвердить Кодекс корпоративного управления АО «Казахтелеком», согласно приложению к настоящему решению внеочередного Общего собрания акционеров Общества.
2. Настоящее решение вступает в силу с даты государственной регистрации изменений и дополнений в Устав Общества, утвержденных на внеочередном Общем собрании акционеров 31 января 2006г.

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Переходим к обсуждению третьего вопроса повестки дня собрания.

Председатель собрания Председатель Сейтимбеков А.А.: Итак, слово для доклада по третьему вопросу повестки дня предоставляется Нурову Канат Ильичу-Вице-президенту-Главному финансовому директору АО «Казахтелеком».

Выступление Нурова К.И.: Отдельные члены Совета Директоров выступили с предложением по всесторонней проработке вопроса о возможности приобретения долей участия / пакетов акций в 3-х телекоммуникационных компаниях в Республике Казахстан.

Предметом сделки является приобретение:

- 100-процентной доли участия в компании ТОО «Мобайл Телеком Сервис»;
- 50-процентного пакета акций в АО «Алтел»;
- 54-процентного пакета акций в АО «Нурсат»;

Необходимо отметить, что на настоящий момент АО «Казахтелеком» уже владеет 50% акций АО «Алтел» и 41.25% акций АО «Нурсат».

Таким образом, в результате приобретения пакетов акций указанных компаний, АО «Казахтелеком» будет осуществлять полный контроль над финансово-хозяйственной деятельностью АО «Алтел» и АО «Нурсат», а также ТОО «Мобайл Телеком Сервис».

В рамках данного предложения отдельных членов Совета Директоров АО «Казахтелеком» проведены необходимые предварительные мероприятия для организации сделки, направленные на соблюдение требований действующего законодательства, в части согласования сделок с уполномоченными государственными органами и кредиторами Общества.

В частности, в соответствии с требованиями законодательства РК для оценки пакета акций/долей участия приобретаемых компаний привлечены финансовый консультант-оценщик ТОО «Apprais Consult» и юридический советник ТОО «White & Case Kazakhstan». Также, получено соответствующее согласование Агентства по



информатизации и связи Республики Казахстан (письмо от 11.10.2005 года №03-02-01/5089-и, письмо от 11.10.2005 года №03-02-01/5090-и, письмо от 11.10.2005 года №03-02-01/5086-и), Агентства РК по регулированию естественных монополий (письмо от 24.01.2006 №05-13-2/02-12-55/5ДСП, письмо от 24.01.2006 №05-13-2/02-12-55/6ДСП, письмо от 24.01.2006 №05-13-2/02-12-55/7ДСП, письмо от 24.01.2006 №05-13-2/02-12-55/8ДСП) и Комитета по защите конкуренции (письмо от 27.01.2006 г. №04-06-3/26 ДСП).
ТОО «White & Case Kazakhstan» проведена проверка документов, связанных с приобретаемыми Обществом Компаниями, Обществом и предполагаемыми продавцами на предмет правоспособности заключить сделку, определен перечень необходимых для согласования государственных органов и порядок согласования, а также подготовлен проект соответствующего договора купли-продажи акций/долей участия.

В соответствии с заключением ТОО «Apprais Consult» общая стоимость долей участия / пакетов акций Компаний составляет не более 249.6 млн. долларов США. В связи с этим, проведена предварительная работа по отработке схемы и дальнейшей организации финансирования данной сделки. В частности, проведены переговоры и получены предварительные согласования международных финансовых институтов по предполагаемому привлечению краткосрочного займа с дальнейшим его рефинансированием посредством привлечения долгосрочного кредита с учетом требований основных кредиторов Общества. Основными предпосылками для данной схемы являются:

- предполагаемые сжатые сроки по исполнению обязательств по сделке;
- соблюдение пруденциальных требований к казахстанским финансовым институтам в отношении риска на одного заемщика;
- условия кредитного соглашения от 30.09.03г. с ЕБРР в отношении ограничений по реализации такого рода сделок, привлечения дополнительного заимствования и соблюдения финансовых коэффициентов.

В связи с вышесказанным, предусмотрено не только приобретение долей участия / пакетов акций указанных Компаний, но и принятие необходимых мер для реализации данной сделки в части организации финансирования.

В соответствии со статьями 36, 68 Закона Республики Казахстан «Об акционерных обществах», статьями 30, 40 Устава АО «Казахтелеком», вопрос об участии АО «Казахтелеком» в деятельности других организаций выносится на рассмотрение внеочередного Общего собрания акционеров Общества 31 января 2006 года.

Председатель Сейтимбеков А.А.: Есть вопросы к докладчику ?

Выступили: Нуриева А.М., Нуров К.И., Бурнашев Н.Ф.
Председатель Сейтимбеков А.А.: Итак, по третьему вопросу «Об участии АО "Казахтелеком" в деятельности других организаций» ставится на голосование следующий проект решения:

В соответствии со статьями 36, 68 Закона Республики Казахстан «Об акционерных обществах», статьями 30, 40 Устава АО «Казахтелеком», рассмотрев представленные материалы, с учетом мнения независимого оценщика ТОО «Apprais Consult» по общей стоимости предполагаемых к приобретению активов, выраженному в его отчете,

внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:

1. В соответствии со статьями 36, 68 Закона Республики Казахстан «Об акционерных обществах», статьями 30, 40 Устава АО «Казахтелеком», рассмотрев представленные материалы, с учетом мнения независимого оценщика ТОО «Apprais Consult» по общей стоимости предполагаемых к приобретению активов, выраженному в его отчете, внеочередное Общее собрание акционеров АО «Казахтелеком» **РЕШИЛО:**

1. Одобрить Сделку по приобретению долей участия / пакетов акций в 3-х телекоммуникационных компаниях Общей суммой, в эквиваленте не более 220 млн. долларов США, включая все налоги и расходы, связанные с данным приобретением, состоящую из следующих активов:

- приобретение 100-процентной доли участия в компании ТОО «Мобайл Телеком Сервис»;

- приобретение 50-процентного пакета акций в АО «Алтел»;

- приобретение 54-процентного пакета акций в АО «Нурсат»;

При условии возможных изменений состава приобретаемых активов и в целях минимизации затрат, связанных с их приобретением, структуру Сделки и соответствующее уменьшение и/или распределение сумм для приобретения активов осуществлять в соответствии с договором купли-продажи.

2. Правлению подготовить необходимые материалы для согласования данного приобретения с регулирующими государственными органами и, в случае наличия контрактных обязательств Общества, с кредиторами Общества.

3. Совету Директоров содействовать в обеспечении всех необходимых согласований со стороны регулирующих государственных органов Республики Казахстан.

4. После выполнения всех процедур по соблюдению требований законодательства Республики Казахстан, связанных с данным приобретением и подтверждением правоспособности сторон и легитимности приобретаемых активов, Правлению исполнить соответствующие договор и/или соглашения купли-продажи долей участия / пакетов акций компаний, указанных в пункте 1 настоящего Решения в соответствии с рекомендациями юридического консультанта ТОО «White & Case Kazakhstan» и прилагаемым(и) проектом договора(ов) в пределах указанной Общей суммы;

5. Для исполнения возникающих финансовых обязательств АО «Казахтелеком», принимая во внимание конфиденциальность и внеплановость сделки, сумму дефицита денег, срочность, пруденциальные нормы в отношении риска на одного заемщика, а также невозможность проведения конкурса в силу технических причин и ограничений, накладываемых существующими кредитными соглашениями:

5.1. поручить Правлению изыскать источники финансирования (привлечение займа) на следующих условиях:

• сумма не более 220 миллионов долларов США со сроком погашения не более 24 месяцев;

• ставка вознаграждения – не более 15% годовых;

5.2. по рефинансированию (погашению) краткосрочных обязательств по пункту 5.1:

• поручить Правлению в соответствии с законодательством и договорами Общества изыскать источники финансирования (привлечение займа) на следующих условиях:

• сумма не более 220 миллионов долларов США со сроком погашения до 7 лет (включительно);

• ставка вознаграждения – не более 13% годовых;

6. Поручить Правлению АО "Казахтелеком" в установленном порядке обеспечить заключение кредитных соглашений во исполнение пункта 5 настоящего Решения.

7. Предоставить полномочия Президенту АО «Казахтелеком» Карибжанову Х.С. на подписание всех необходимых документов и совершение сделок, вытекающих из настоящего Решения с правом передоверия своих полномочий другим лицам.

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Переходим к обсуждению четвертого вопроса повестки дня собрания.

Председатель собрания Сейтимбеков А.А.: Слово для доклада по четвертому вопросу повестки дня предоставляется Нурову Канат Ильичу-Вице-президенту-Главному финансовому директору АО «Казахтелеком».

Выступление Нурова К.И.: АО «Казахтелеком» является учредителем АО «Алтел» с момента его образования. Доля акционерного капитала АО «Казахтелеком» в АО «Алтел» составляет 50 процентов.

По результатам аудированной отчетности в течение последних лет независимым аудитором – KPMG рекомендовано АО «Алтел» внести изменения в технологические параметры и произвести модернизацию существующего телекоммуникационного оборудования. В противном случае, объемы продаж компании могут сократиться до критического уровня, что отрицательно повлияет на стоимость инвестиций АО «Казахтелеком» в АО «Алтел».

В связи со структурными изменениями АО «Алтел» и при активном участии АО «Казахтелеком», АО «Алтел» приняло стратегию модернизации и внедрения на базе технологических активов компании стандарта CDMA в Республике Казахстан.

Для достижения намеченных целей, Алтел заключил ряд договоров. По условиям настоящих договоров, 85% от их стоимости будет профинансировано посредством привлечения займа ABN AMRO Bank N.V. и АО «Народный Банк Казахстана». Одним из основных условий для привлечения заемных средств является корпоративная гарантия Казахтелекома.

Ранее, Общим собранием акционеров АО «Казахтелеком» (Протокол №18 от 12.03.04г.) было принято решение о предоставлении неделимой безотзывной корпоративной гарантии ОАО «Казахтелком» за АОЗТ «Алтел» на сумму до 16 (Шестнадцати) миллионов долларов США.

25 августа 2005 года была подписана поправка к кредитному соглашению от 27 ноября 2003 года, между АО «Алтел» и ABN AMRO Bank N.V., Stockholm об увеличении

суммы на 1,174,211 долларов США. В связи с чем, АО «Алтел» обратилось в адрес АО «Казахтелеком» с просьбой выступить гарантом исполнения обязательств АО «Алтел» перед ABN AMRO Bank N.V. Stockholm на сумму 1,174,211 долларов США, а также в рамках кредитного соглашения с АО «Народный Банк Казахстана» - на сумму 1,033,000 долларов США.

Также, АО «Алтел» обратилось в адрес АО «Казахтелеком» с просьбой рассмотреть возможность выступить АО «Казахтелеком» гарантом исполнения обязательств АО «Алтел» в пользу ABN AMRO Bank Stockholm на сумму 1,246,000 долларов США. Выше представленные вопросы были рассмотрены и одобрены Советом Директоров Общества (решение №41 от 14 октября 2005 года).

В целях защиты инвестиций АО «Казахтелеком», избежания дополнительных затрат по предоставлению гарантии в пользу поставщика оборудования со стороны банковских институтов Республики Казахстан, предлагается одобрить возможность предоставления корпоративной гарантии в пользу ABN AMRO Bank Stockholm и АО «Народный Банк Казахстана» в обеспечение полного и надлежащего исполнения обязательств АО «Алтел».

В июне этого года Компания выступила с предложением о реструктуризации задолженности по состоянию на 01 мая 2005 года перед Обществом по следующим договорам, заключенным в рамках текущей операционной деятельности:

№№	Договор	Предмет договора
1	№704-09-ДА/158/04-TD от 11 августа 2004 г.	Аренда междугородних цифровых каналов связи
2	№80-09-ДУ/190/03-TD от 30 января 2004 г.	О взаимном подключении сетей и оказании телекоммуникационных услуг
3	№17/10/747-TD от 23 февраля 1998 г.	Аренда междугородних каналов связи

По состоянию на 01 июля 2005 года сумма задолженности АО «Алтел» перед АО «Казахтелеком» по вышеуказанным договорам составила 824,334,400.09 тенге (акт сверки прилагается). Реструктуризация предполагается путем предоставления отсрочки погашения задолженности сроком на 2 года и заключения соответствующего договора.

Необходимость реструктуризации вызвана серьезными финансовыми затруднениями по исполнению обязательств АО «Алтел» перед международными финансовыми институтами, гарантом исполнения которых выступает АО «Казахтелеком» в рамках выданных ранее гарантий.

Принимая во внимание вышеуказанное, с целью снижения риска обращения кредиторов АО «Алтел» к Обществу как гаранту, предлагается одобрить возможность реструктуризации задолженности АО «Алтел» перед АО «Казахтелеком» на общую сумму до 824 334 400 (восемьсот двадцать четыре миллиона триста тридцать четыре тысячи четыреста) тенге путем предоставления отсрочки погашения сроком на два года.

Советом директоров Общества были приняты следующие решения (Протокол №41 от 14 октября 2005 года):

1.Одобрить увеличение суммы гарантированных обязательств АО «Алтел», с учетом решения Совета Директоров (№3 от 03 февраля 2004 года), до 19,746,000 (девятнадцать миллионов семьсот сорок шесть тысяч) долларов США в пользу третьих лиц на срок до 7 (Семи) лет по проекту поставки и развертывания сети стандарта CDMA.

2. Реструктуризировать задолженность АО «Алтел» перед АО «Казахтелеком» на общую сумму до 824,334,400 (восемьсот двадцать четыре миллиона триста тридцать четыре тысячи четыреста) тенге путем предоставления отсрочки погашения сроком на два года.



3. Заключить договоры залога в обеспечение исполнения обязательств АО «Алтел» по предоставляемой корпоративной гарантии АО «Казахтелеком» до полного их исполнения.

4.Предоставить полномочия Президенту АО "Казахтелеком" Карибжанову Х.С. на подписание всех необходимых документов по пп.1-3 и заключению договоров залога в обеспечение исполнения обязательств АО «Алтел».

5. Вынести решения по пп. 1-3 настоящей Повестки дня заседания Совета директоров АО «Казахтелеком» на рассмотрение Общего собрания акционеров Общества в соответствии с действующим законодательством Республики Казахстан.

В соответствии с нормами Закона Республики Казахстан «Об акционерных обществах» и статьями 30, 41 Устава Общества, указанное решение Совета Директоров АО «Казахтелеком» подлежит утверждению Общим собранием акционеров Общества.

Председатель Сейтимбеков А.А. : Есть вопросы к докладчику ? Вопросов нет

Председатель Сейтимбеков А.А.: Итак, по четвертому вопросу «Об утверждении Решения Совета директоров Общества №41 от 14 октября 2005 года» ставится на голосование следующий проект решения:

В соответствии со статьей 71,73 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Утвердить Решение Совета директоров Общества №41 от 14 октября 2005 года»
2. Предоставить полномочия Президенту АО "Казахтелеком" Карибжанову Х.С. на подписание всех необходимых документов во исполнение указанного Решения Совета директоров и заключению договоров залога в обеспечение исполнения обязательств АО «Алтел» с правом передоверия своих полномочий другим лицам.

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Стамбеков Р.Х.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу №1 Повестки дня Общего собрания акционеров от 31 января 2006 г).*

При подведении итогов голосования открытым способом по первому вопросу голоса распределились следующим образом:

- **«ЗА»** подано 9 687 945 голосов, что составляет 88,69 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0% от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.



Для принятия решения по данному вопросу требуется квалифицированное большинство голосов акционеров.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО** квалифицированным большинством голосов акционеров.

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах», подпунктом 1 пункта 1 статьи 30 Устава АО «Казахтелеком» внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Внести изменения и дополнения в Устав Общества, путем его утверждения в новой редакции на государственном и русском языках, согласно приложению к настоящему решению внеочередного Общего собрания акционеров Общества.
2. Уполномочить Президента Общества Карибжанова Хайрата Салимовича на подписание от имени акционеров (учредителей) новой редакции Устава на государственном и русском языках.
3. Поручить Президенту Общества Карибжанову Хайрату Салимовичу обеспечить государственную регистрацию внесенных изменений и дополнений в Устав Общества в органах юстиции Республики Казахстан с правом передоверия своих полномочий другим лицам.

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по второму вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Стамбеков Р.Х.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу №2 Повестки дня Общего собрания акционеров от 31 января 2006 г*).

При подведении итогов голосования открытым способом по второму вопросу голоса распределились следующим образом:

- **«ЗА»** подано 9 687 945 голосов, что составляет 88,69 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0% от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется квалифицированное большинство голосов акционеров.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО** квалифицированным большинством голосов акционеров.

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии со статьей 36 Закона Республики Казахстан «Об акционерных обществах», статьей 30 Устава АО «Казахтелеком» внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Утвердить Кодекс корпоративного управления АО «Казахтелеком», согласно приложению к настоящему решению внеочередного Общего собрания акционеров Общества.



2. Настоящее решение вступает в силу с даты государственной регистрации изменений и дополнений в Устав Общества, утвержденных на внеочередном Общем собрании акционеров 31 января 2006г.

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по третьему вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Стамбеков Р.Х.:**
(*Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу №3 Повестки дня Общего собрания акционеров от 31 января 2006 г).*

При подведении итогов голосования открытым способом по третьему вопросу голоса распределились следующим образом:

- **«ЗА»** подано 9 687 945 голосов, что составляет 88,69 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0% от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов акционеров.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А. :

В соответствии со статьями 36, 68 Закона Республики Казахстан «Об акционерных обществах», статьями 30, 40 Устава АО «Казахтелеком», рассмотрев представленные материалы, с учетом мнения независимого оценщика ТОО «Apprais Consult» по общей стоимости предполагаемых к приобретению активов, выраженному в его отчете,

внеочередное Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:

В соответствии со статьями 36, 68 Закона Республики Казахстан «Об акционерных обществах», статьями 30, 40 Устава АО «Казахтелеком», рассмотрев представленные материалы, с учетом мнения независимого оценщика ТОО «Apprais Consult» по общей стоимости предполагаемых к приобретению активов, выраженному в его отчете, внеочередное Общее собрание акционеров АО «Казахтелеком» **РЕШИЛО:**

1. Одобрить Сделку по приобретению долей участия / пакетов акций в 3-х телекоммуникационных компаниях Общей суммой, в эквиваленте не более 220 млн. долларов США, включая все налоги и расходы, связанные с данным приобретением, состоящую из следующих активов:

- приобретение 100-процентной доли участия в компании ТОО «Мобайл Телеком Сервис»;

- приобретение 50-процентного пакета акций в АО «Алтел»;

- приобретение 54-процентного пакета акций в АО «Нурсат»;

При условии возможных изменений состава приобретаемых активов и в целях минимизации затрат, связанных с их приобретением, структуру Сделки и соответствующее уменьшение и/или распределение сумм для приобретения активов осуществлять в соответствии с договором купли-продажи.

2. Правлению подготовить необходимые материалы для согласования данного приобретения с регулирующими государственными органами и, в случае наличия контрактных обязательств Общества, с кредиторами Общества.

3. Совету Директоров содействовать в обеспечении всех необходимых согласований со стороны регулирующих государственных органов Республики Казахстан.

4. После выполнения всех процедур по соблюдению требований законодательства Республики Казахстан, связанных с данным приобретением и подтверждением правоспособности сторон и легитимности приобретаемых активов, Правлению исполнить соответствующие договор и/или соглашения купли-продажи долей участия / пакетов акций компаний, указанных в пункте 1 настоящего Решения в соответствии с рекомендациями юридического консультанта ТОО «White & Case Kazakhstan» и прилагаемым(и) проектом договора(ов) в пределах указанной Общей суммы;

5. Для исполнения возникающих финансовых обязательств АО «Казахтелеком», принимая во внимание конфиденциальность и внеплановость сделки, сумму дефицита денег, срочность, пруденциальные нормы в отношении риска на одного заемщика, а также невозможность проведения конкурса в силу технических причин и ограничений, накладываемых существующими кредитными соглашениями:

5.1. поручить Правлению изыскать источники финансирования (привлечение займа) на следующих условиях:

- сумма не более 220 миллионов долларов США со сроком погашения не более 24 месяцев;

- ставка вознаграждения – не более 15% годовых;

5.2. по рефинансированию (погашению) краткосрочных обязательств по пункту 5.1:

- поручить Правлению в соответствии с законодательством и договорами Общества изыскать источники финансирования (привлечение займа) на следующих условиях:

- сумма не более 220 миллионов долларов США со сроком погашения до 7 лет (включительно);

- ставка вознаграждения – не более 13% годовых;

6. Поручить Правлению АО "Казахтелеком" в установленном порядке обеспечить заключение кредитных соглашений во исполнение пункта 5 настоящего Решения.

7. Предоставить полномочия Президенту АО «Казахтелеком» Карибжанову Х.С. на подписание всех необходимых документов и совершение сделок, вытекающих из настоящего Решения с правом передоверия своих полномочий другим лицам.



Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по четвертому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Стамбеков Р.Х.:**
(Протокол заседания Счетной комиссии внеочередного Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу №4 Повестки дня Общего собрания акционеров от 31 января 2006 г)

При подведении итогов голосования открытым способом по четвертому вопросу голоса распределились следующим образом:

- **«ЗА»** подано 9 687 945 голосов, что составляет 88,69 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0% от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов акционеров.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии со статьей 71,73 Закона Республики Казахстан «Об акционерных обществах», внеочередное Общее собрание акционеров АО «Казахтелеком» (далее Общество) **РЕШИЛО:**

1. Утвердить Решение Совета директоров Общества №41 от 14 октября 2005 года»
2. Предоставить полномочия Президенту АО "Казахтелеком" Карибжанову Х.С. на подписание всех необходимых документов во исполнение указанного Решения Совета директоров и заключению договоров залога в обеспечение исполнения обязательств АО «Алтел» с правом передоверия своих полномочий другим лицам.

Председатель Сейтимбеков А.А. : Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом внеочередное Общее собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**А. Сейтимбеков**
Секретарь Общего собрания	**Б. Абдыкалыков**
Председатель Счетной комиссии	**Р. Стамбеков**
Члены Счетной комиссии	**К. Сеилова**
	Е. Альжанов
Представители Акционера, владеющего 5 и более % голосующих акций	**А. Нуриева**
	Е. Кингушанов



PROTOCOL №28

The minutes of the JSC Kazakhtelecom's Annual General Shareholders Meeting

Date, place and time of holding the meeting: April 14, 2006, 15:00, Astana, 31 Abay avenue, the JSC Kazakhtelecom's congress hall. Payment requisites of JSC Kazakhtelecom: TRN 600700017446, account 057 467 457 in JSC Kazkommertsbank in the city of Almaty, 135 Zh Gagarin street, code 724.

Mr. Dzhamanbekov Almaz Melsovich, the JSC Kazakhtelecom's vice-president, opens the meeting.

Dear shareholders and participants of the meeting,

Following the decision № 4 of the JSC Kazakhtelecom's Board of Directors as of February 22, 2006 the JSC Kazakhtelecom's Annual General Shareholders Meeting is scheduled to take place today, April 14, 2006 at 15:00.

Pursuant to article 45 of the Law of the Republic of Kazakhstan "On joint stock companies" the General Shareholders Meeting is entitled to consider the items that make up the agenda of the meeting and pass resolutions, if, at the end of registration, the registered shareholders or their representatives that are on the list of shareholders are holding in total 50% and more of the Company's voting shares.

The shareholders and their authorized representatives registered for participation at the annual General shareholders meeting, as per the protocol №1 of the Secretariat of the General Shareholders Meeting as of April 14, 2006, the status for 15:00, have accumulated in aggregate as many as 9 689 578 votes, which makes up 88,7 % of the total number of the Company's voting shares.

Thus the quorum that is required to hold the meeting has been achieved.
Since the authorities of the meeting's participants are confirmed, **I am now announcing the opening of the meeting.**

The General meeting is attended by the Company's shareholders, and by those who have been invited to this meeting.

We have to, pursuant to item 4 of the article 48 of the law of the Republic of Kazakhstan "On joint stock companies", to choose the form of voting: by secret or open vote.

There is a proposal to cast a vote in an open manner by using ballot papers.

To vote for this proposal, please, raise your hand.

The decision is unanimous.

Thus the JSC Kazakhtelecom's Annual General Shareholders meeting has decided to choose an open form of voting by using ballot papers.

To explain the detailed voting procedure the floor is now given to **Mr. Stambekov R.Kh**, chief manager of the JSC Kazakhtelecom's External Relations Service.

Mr. Stambekov R.Kh.: *On procedural issues the vote will be cast by raising a hand. On all other issues by making remarks on ballot papers. You've got on your hands the ballot papers for voting, on which you are supposed to make a corresponding remark with respect to the vote (For, Against, Abstained) on each issue and to hand them over to the Accounting Commission.*

Mr. Dzhamanbekov A.M.: To hold the meeting we need to elect Chairman, Secretary and Accounting Commission of the meeting.

The proposal has come in to elect:

a) Mr. **Seitimbekov Ardak Askarovich**, Director of the Communications Department under the Agency of the Republic of Kazakhstan on informatization and communications, as Chairman of the meeting.

Is there any other proposal? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

b) **Mr. Abdykalykov Bulat Katshibekovich**, head of the External Relations Service, as Secretary of the meeting. Are there any other proposals on candidates? If not, please, vote for the proposed candidates by raising your hands.

The decision is unanimous.

c) Accounting Commission in the following composition: Mr. **Stambekov Ruslan Khiziatovich**, chief manager of the External Relations Service, as Chairman of the Accounting Commission; Mr. **Alzhanov Erkebulan Turlybekovich and Azimbekov Ilias Abdumaulenovich**, representatives of independent registrar of "Reestr service (Реестр сервис)" Ltd.;

Is there any other proposal on candidates? If not, please, vote for the proposed candidate by raising your hand.

The decision is unanimous.

Pursuant to article 46 and item 4 of article 48 of the law of the Republic of Kazakhstan "On joint stock companies" **the JSC Kazakhtelecom's Annual General Shareholders Meeting has DECIDED**:

1. To elect Mr. Seitimbekov Ardak Askarovich as Chairman of the General Shareholders Meeting.

2. To elect Mr. Abdykalykov Bulat Katshibekovich as Secretary of the General Shareholders Meeting.

3. To elect Accounting Commission of the General shareholders meeting in the following composition: Mr. Stambekov Ruslan Khiziatovich, Alzhanov Erkebulan Turlybekovich, Azimbekov Ilias Abdumaulenovich.

I ask the Chairman, Secretary and Accounting commission to take their seats and to proceed to carrying out their duties.

From now on **Mr. Seitimbekov A.A., the Chairman of the meeting,** is taking the chair of the annual General shareholders meeting.

Chairman Seitimbekov A.A.: Before we proceed to discussing the issues we've got to approve the Agenda of the JSC Kazakhtelecom's eannual General shareholders meeting. The Agenda of the meeting has been published in the appropriate manner in the Company's mass media ("Kazakhstanskaya Pravda" №56 and "Eguemen Kazakhstan"№57 as of March 11, 2006) and is made up of the following items:

1. On approval of audit annual financial statement of JSC Kazakhtelecom for 2005, according Kazakhstani and International Financial Reporting Standards.
2. On net income distribution on the results of 2005, approval of amount and payment of dividends on ordinary shares for 2005.
3. On introduction of changes into the composition of JSC Kazakhtelecom's Board of Directors.

Those who are in favor of the proposed agenda are requested to raise a hand.
The decision is unanimous.

Thus **the JSC Kazakhtelecom's Annual General Shareholders Meeting** has decided to approve the Agenda of the meeting.

We now proceed to the first item of the Agenda.

Chairman Seitimbekov A.A.:Thus the floor on the first item of the agenda is given to Mr. Uzbakhanov Timur Nikolaevich, Chief Accountant - Director of Accounting Department.

Speech of Mr. Uzbakhanov T.N.: The financial statement 2005 was audited by "Deloitte & Touche" auditing company. On the results of the audit Deloitte & Touche made conclusive decision on compliance of the JSC Kazakhtelecom's financial statements with Kazakhstani Accounting Standards (hereinafter "KAS") and International Financial Reporting Standards (hereinafter "IFRS").

Pursuant to item 2 of the article 42 of the Company's Charter the financial statements were approved by the Board of Directors (the minutes № 7 of the JSC Kazakhtelecom's Board of Directors as of March 14, 2006) in prior manner to be submitted for approval by the General Shareholders Meeting.

Pursuant to article 76 of the law of the Republic of Kazakhstan "On joint-stock companies" the Annual General Shareholders Meeting shall approve the annual financial statements of the Company.

Pursuant to item 6 of article 1 of the law of the Republic of Kazakhstan "On introduction of amendments and addendums into some legislative acts of the Republic of Kazakhstan on accounting and financial statements issues" (hereinafter "the Law") № 562-II, as of June 11, 2004, the joint-stock companies shall draw up financial statements in accordance with International Financial Reporting Standards since January 1, 2005.

In this connection, the issue "On approval of annual audit financial statements of JSC Kazakhtelecom for 2005 according to KAS and IFRS" is placed in the agenda of the Annual General Shareholders Meeting.

Chairman Seitimbekov A.A.: Are there any questions to the speaker? No questions.

Chairman Seitimbekov A.A.: Thus on the first item "On approval of annual audit financial statements of JSC Kazakhtelecom for 2005 according to KAS and IFRS" the following resolution draft is put to the vote:

Pursuant to article 76 of the law of the Republic of Kazakhstan "On joint-stock companies" the Annual General Shareholders Meeting **HAS DECIDED**:

1. to approve annual audit financial statements of JSC Kazakhtelecom for 2005 according to KAS and IFRS.

If there is no objection, please, make corresponding remarks on the voting ballots on this issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission

Now we proceed to the second item of the agenda.

Chairman Seitimbekov A.A.: Thus on the second item the floor is given to Mr. Zhazykbayev Erlan Alibekovich, Director of Project Financing Department.

Speech of Mr. Zhazykbayev E.A.:

Pursuant to the Governmental Act of the Republic of Kazakhstan No 404 "On dividends on state block of shares and profits on state partnership share in organizations" as of April 24, 2003 the JSC Kazakhtelecom accrues dividends on shares pursuant to "medium-term development plans subject to approval by Government of the Republic of Kazakhstan". Ordinary shares dividends rate on the results of 2005 is KZT 4,709,228 thousand pursuant to the JSC Kazakhtelecom's Development Plan for 2005-2007.

The volume of accrued dividends on circulated preference shares for 2005 makes KZT 120,958.20 thousand.

Formation of the Company's shares dividends policy by taking into account of long-term prospect is an additional factor determining investment benefits for shareholders. However, reinvested share of net income (increase of equity capital as the result) is increased due:

- implementation of 2006 Capital Assets Budget, the major investment project (MIP) and building of multi-service telecommunications network under the project of telephone installation in the left bank of the city of Astana;
- Compliance with finance-economic factors showing the Company's investment attraction;
- Decrease of loan rate;
- Possible effects of policy measures.

Proposed rate of dividends on ordinary shares (KZT 510.06 per share) in 2006 makes KZT 5,571,322 thousand and exceeds rate stipulated in the Company's Development Plan for 2005-2007 by 18.3%. Moreover, considered rate of dividends on ordinary shares provides increase of dividends of the current year by 26.2 % in compare with the rate of dividends of the last year.

It is worth mentioning that pursuant to article 24 of the law of the Republic of Kazakhstan "On joint-stock companies" the amount of dividends on preference shares shall not be less than the amount of the dividends on the ordinary shares for the same period, and an annual dividend in the amount of 30% of nominal value or 300 tengue per a preference share is determined under the Company's preference shares emission prospect. In the result additional payment of dividends on preference shares makes KZT 84,694.9 thousand.

Thus the amount of paid dividends on ordinary shares will make KZT 5,571, 322 thousand that equals to KZT 510.06 per ordinary share. The total amount of dividend payments including prior accrued KZT 120,958.20 thousand on preference shares and additional payments will make KZT 5,576,975.3 thousand. Proportion of all dividend payments to net income including dividend payments on preference shares will make 17.0% on the results of 2005.

In this connection, for the purposes of:

- Return of invested capital to the Company's shareholders
- Profits reinvestment to increase the Company's market capitalization, execution of 2006 capital assets budget
- MIP implementation
- Maintenance the Company's desired liquidity level, compliance with finance-economic factors showing the Company's investment attraction
- Stabilization of dividends increase in long-term period

It is proposed in JSC Kazakhtelecom's General Shareholders Meeting resolution draft:

1. To approve the sum of dividend payments on ordinary and preference shares on the results of 2005 in the total amount of KZT 5,776,975,264 (five billion seven hundred seventy six million nine hundred seventy five thousand two hundred sixty four).
2. On 10,922,876 circulated ordinary shares:
   1) To approve the sum of dividends on voting ordinary shares on the results of 2005 in the total amount of KZT 5,571,322,132.56 that equals to KZT 510.06 per ordinary share (reference value makes up 51.0% of nominal value).
   2) To approve the registration date for shareholders having the right to collect dividends on ordinary shares on the results of 2005 – May 25, 2006.
   3) To approve the commencement date for payment of dividends on ordinary shares – June 15, 2006.
   4) To approve the payment procedure – upon the shareholder's request.
   5) To approve the payment method – in money terms.
   6) To approve the date of dividends payment on ordinary voting shares on the results of 2005 in the total amount of KZT 2,785,661,066.28 – June 15, 2006.
   7) To approve the date of dividends payment on ordinary voting shares on the results of 2005 in the total amount of KZT 2,785,661,066.28 – August 15, 2006
3. On 403,194 circulated preference shares:
   1) To approve the sum of dividends on preference shares for 2005 in the total amount of KZT 205,653,131.64 that equals to KZT 510.06 per preference share (reference value makes up 51.0% of nominal value).
   2) To pay additional dividends on preference shares in money terms by taking into account prior paid guaranteed dividends (KZT 120,958,200) – until May 31, 2006.
   3) The registration date for shareholders having the right to collect additional dividends on preference shares on the results of 2005 – May 03, 2006.
4. to use the remaining net income to guarantee reserve capital and implement the Company's investment projects.
5. The Managerial Board in case of necessity shall introduce appropriate amendments to the Company's budgets subjected to approval by the Board of Directors in accordance with the established procedures.

Chairman Seitimbekov A.A.: Are there any questions to the speaker?

Chairman Seitimbekov A.A.: I want to remind you that to make the decision on this particular issue the special majority of shareholders votes is required. I ask the Accounting Commission to confirm once again that the quorum for voting on this particular issue is reached.

Chairman of the Accounting Commission Mr. Stambekov R.Kh:

For the current moment the number of shareholders and their authorized representatives registered at the meeting equals in total to 9 689 578 votes holding by them, which makes up 88.7% out of the total number of votes. Thus a special majority of votes out of the total number of votes has been reached.

Chairman Seitimbekov A.A.: Thus regarding the second item of the agenda "On net income distribution on the results of 2005, approval of amount and payment of dividends on ordinary shares for 2005" the following draft resolution is now put to the vote:

Thus pursuant to the Plan for Development of JSC Kazakhtelecom for 2005-2007 approved by the Governmental Act of the Republic of Kazakhstan No 479 as of May 19, 2005 and pursuant to the Governmental Act of the Republic of Kazakhstan No 404 "On dividends on state block of shares and profits on state partnership share in organizations" as of 24.04.03, taking into account cash balance, Budget of capital assets and major investment projects of the Company for 2006 and pursuant to the article 23 of the Law of the Republic of Kazakhstan No 415-II as of 13.05.2003 "On Joint Stock Companies", the Annual General Shareholders Meeting **HAS DECIDED:**

1. To approve the sum of dividend payments on ordinary and preference shares on the results of 2005 in the total amount of KZT 5,776,975,264 (five billion seven hundred seventy six million nine hundred seventy five thousand two hundred sixty four).
2. On 10,922,876 circulated ordinary shares:
    1) To approve the sum of dividends on voting ordinary shares on the results of 2005 in the total amount of KZT 5,571,322,132.56 that equals to KZT 510.06 per ordinary share (reference value makes up 51.0% of nominal value).
    2) To approve the registration date for shareholders having the right to collect dividends on ordinary shares on the results of 2005 – May 25, 2006.
    3) To approve the commencement date for payment of dividends on ordinary shares – June 15, 2006.
    4) To approve the payment procedure – upon the shareholder's request.
    5) To approve the payment method – in money terms.
    6) To approve the date of dividends payment on ordinary voting shares on the results of 2005 in the total amount of KZT 2,785,661,066.28 – June 15, 2006.
    7) To approve the date of dividends payment on ordinary voting shares on the results of 2005 in the total amount of KZT 2,785,661,066.28 – August 15, 2006
3. On 403,194 circulated preference shares:

    1) To approve the sum of dividends on preference shares for 2005 in the total amount of KZT 205.653,131.64 that equals to KZT 510.06 per preference share (reference value makes up 51.0% of nominal value).

    2) To pay additional dividends on preference shares in money terms by taking into account prior paid guaranteed dividends (KZT 120,958,200) – until May 31, 2006.

    3) The registration date for shareholders having the right to collect additional dividends on preference shares on the results of 2005 – May 03, 2006.

4. to use the remaining net income to guarantee reserve capital and implement the Company's investment projects.

5. The Managerial Board in case of necessity shall introduce appropriate amendments to the Company's budgets subjected to approval by the Board of Directors in accordance with the established procedures.

If there is no objection, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made corresponding remarks on the ballots that have been then collected by the Accounting Commission members.

We now proceed to the third item of the Agenda.

Chairman Seitimbekov A.A.: To make a report on the third item of the agenda "on introduction of changes into the composition of JSC Kazakhtelecom's Board of Directors" the floor is now given to Mr. Seilov Shakhmaran Zhursinbekovich, CEO on External Relations of JSC Kazakhtelecom.

Mr. Seilov's speech:
On May 16, 2003 the Annual General Shareholders Meeting of the Company has approved the following composition of JSC Kazakhtelecom's Board of Directors:

1) Akhabayev Beybit Adikhanovich
2) Bektasov Aben Agybayevich
3) Zhumagulov Baurzhan Kusainovich
4) Mynbayev Sauat Makhambetbaevich
5) Nalibayev Abdukalyk Zakirovich
6) Nigmatullin Nurlan Zairullayevich
7) Utepov Eduard Karlovich

Up to this moment the composition of the Board of Directors has been changed by several new members recommended for election for the remaining period of predecessor's authorities.

Pursuant to the item 2 of the article 54 of the Law of the Republic of Kazakhstan "On Joint Stock Companies", the members of the Board of Directors are to be elected on the basis of cumulative voting. A shareholder is entitled to give his/her vote on his/her voting shares to one candidate all together or to distribute his/her votes between several candidates standing for election to the Company's Board of Directors. The candidates that have received the maximum number of votes shall be deemed elected to the Board of Directors.

Pursuant to the item 6 of the article 31 of JSC Kazakhtelecom's Charter, the members of the Board of Directors shall be elected for the period of three years or for the period specified by the Company's General Shareholders Meeting.

According to the sub-item 5 of the item 1 of the article 36 of the Law of the Republic of Kazakhstan, the issue on election and termination of authorities of the members of the Board of Directors shall be under the exclusive competence of the General Shareholders Meeting.

Thus, in view of termination of authorities of Company's Board of Directors and pursuant to the article 54 of the Law of the Republic of Kazakhstan "On Joint Stock Companies", the Annual General Shareholders Meeting is to:

1. Elect the following persons to the composition of JSC Kazakhtelecom's Board of Directors for the period determined by Company's Charter:

1) Akhabayev Beybit Adikhanovich (recommended for election by company's shareholder – Central Asian Industrial Holding N.V. in the letter as of March 31, 2006, reference No 2);
2) Zhumagaliyev Askar Kuanyshevich (recommended for election by the Agency of the Republic of Kazakhstan for Informatization and Communication in the letter as of April 13, 2006, reference No 03-02/1696);

3) Dostiyarov Askar Abayevich (recommended for election by company's shareholder – Central Asian Industrial Holding N.V. in the letter as of March 31, 2006, reference No 2);
4) Nuriyeva Aigul Maratovna (recommended for election by company's shareholder – Bodam B.V. in the letter as of February 13, 2006);
5) Saguintayev Bakytzhan Abdirovich (recommended for election by the Governmental Act of the Republic of Kazakhstan No 1051 as of September 25, 2002);
6) Utepov Eduard Karlovich (recommended for election by the Governmental Act of the Republic of Kazakhstan No 1051 as of September 25, 2002);

2. Take into consideration that pursuant to the item 1 of the article 37 of JSC Kazakhtelecom's Charter, Mr. Karibzhanov Khairat Salimovich, being the President of JSC Kazakhtelecom ex-officio is a member of JSC Kazakhtelecom's Board of Directors.

Chairman Seitimbekov A.A.: Are there any questions to the speaker?

The remarks have been received from: Mr. Akhabayev B.A., Seitimbekov A.A.

Chairman Seitimbekov A.A.: Let me remind you that pursuant to the item 1 of the article 54 of the Law of the Republic of Kazakhstan "On Joint Stock Companies" and item 7 of the article 31 of Company's Charter, the members of the Board of Directors are to be elected on the basis of cumulative voting. A shareholder is entitled to give his/her vote on his/her voting shares to one candidate all together or to distribute his/her votes between several candidates standing for election to the Company's Board of Directors.

Chairman Seitimbekov A.A.: Thus, on the third item "On introduction of changes into the composition of JSC Kazakhtelecom's Board of Directors" the following draft resolution is put to the vote:

In view of termination of authorities of Company's Board of Directors and pursuant to the article 54 of the Law of the Republic of Kazakhstan "On Joint Stock Companies", the Annual General Shareholders Meeting has decided:

1. To elect the following persons to the composition of JSC Kazakhtelecom's Board of Directors for the period determined by Company's Charter:
   1) Akhabayev Beybit Adikhanovich – Deputy Director General of Kaspiyskaya Promyshlenno-Finansovaya Gruppa Ltd.;
   2) Zhumagaliyev Askar Kuanyshevich – Chairman of the Agency of the Republic of Kazakhstan for Informatization and Communication;
   3) Dostiyarov Askar Abayevich – Managing Director of Meridian Securities Kazakhstan Ltd.;
   4) Nuriyeva Aigul Maratovna – Director of Bodam B.V.;
   5) Saguintayev Bakytzhan Abdirovich – Chairman of the Agency of the Republic of Kazakhstan for Regulation of Natural Monopolies ;
   6) Utepov Eduard Karlovich – Chairman of the Committee for state property and privatization of the Ministry of Finance of the Republic of Kazakhstan.

2. To take into consideration that pursuant to the item 1 of the article 37 of JSC Kazakhtelecom's Charter, Mr. Karibzhanov Khairat Salimovich, being the President of JSC Kazakhtelecom ex-officio is a member of JSC Kazakhtelecom's Board of Directors.

If there are no objections, please, make corresponding remarks on the voting ballots on this particular issue and hand your ballots over to the Accounting Commission.

Shareholders and their authorized representatives have made correspondent remarks on the ballots that have been collected by the Accounting Commission members.

We now announce a short break for 5 minutes.

Chairman Seitimbekov A.A.: The floor is given to the Chairman of Accounting Commission to announce the results of voting on the first item of meeting's agenda.

Mr. Stambekov R.Kh., Chairman of Accounting Commission:
(*Protocol of Accounting Commission's meeting of the JSC Kazakhtelecom's Annual General Shareholders meeting based upon the results of voting on the item 1 of the Agenda of the General Shareholders Meeting as of April 14, 2006*).

Summing-up the results of the open voting on the first item the votes have been distributed as follows:

The "**FOR**" votes totaled 9,689,578 votes - making up 100% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.

As a result of voting **THE DECISION HAS BEEN TAKEN UNANIMOUSLY.**

Chairman Seitimbekov A.A.: Thus pursuant to the article 76 of the Law of the Republic of Kazakhstan "On joint stock companies", Annual General Shareholders meeting **HAS DECIDED:**

1. To approve audited annual financial statement of JSC Kazakhtelecom for 2005 according to Kazakhstani and International Financial Reporting Standards.

Chairman Seitimbekov A.A.: The floor is given to the Chairman of Accounting Commission to announce the results of voting on the second item of meeting's agenda.

Mr. Stambekov R.Kh., Chairman of Accounting Commission:
(*Protocol of Accounting Commission's meeting of the JSC Kazakhtelecom's Annual General Shareholders meeting based upon the results of voting on the item 2 of the Agenda of the General Shareholders Meeting as of April 14, 2006*).

Summing-up the results of the open voting on the second item the votes have been distributed as follows:

The "**FOR**" votes totaled 9,689,578 votes - making up 88,7% of the total number of participating votes.
The "**AGAINST**" votes totaled 0 votes - making up 0% of the total number of participating votes.
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes, making up 0% of the total number of participating votes.

To take the decision on this particular issue majority vote is required.

As a result of voting **THE DECISION HAS BEEN TAKEN** by the qualified majority of votes.

Chairman Seitimbekov A.A.: Thus pursuant to the Plan for Development of JSC Kazakhtelecom for 2005-2007 approved by the Governmental Act of the Republic of Kazakhstan No 479 as of May 19, 2005 and pursuant to the Governmental Act of the Republic of Kazakhstan No 404 "On dividends on state block of shares and profits on state partnership share in organizations" as of 24.04.03, taking into account cash balance, Budget of capital assets and major investment projects of the Company for 2006 and pursuant to the article 23 of the Law of the Republic of Kazakhstan No 415-II as of 13.05.2003 "On Joint Stock Companies", the Annual General Shareholders Meeting **HAS DECIDED:**

1. To approve the sum of dividend payments on ordinary and preference shares on the results of 2005 in the total amount of KZT 5,776,975,264 (five billion seven hundred seventy six million nine hundred seventy five thousand two hundred sixty four).

2.On 10,922,876 circulated ordinary shares:

   1) To approve the sum of dividends on voting ordinary shares on the results of 2005 in the total amount of KZT 5,571,322,132.56 that equals to KZT 510.06 per ordinary share (reference value makes up 51.0% of nominal value).
   2) To approve the registration date for shareholders having the right to collect dividends on ordinary shares on the results of 2005 – May 25, 2006.
   3) To approve the commencement date for payment of dividends on ordinary shares – June 15, 2006.
   4) To approve the payment procedure – upon the shareholder's request.
   5) To approve the payment method – in money terms.
   6) To approve the date of dividends payment on ordinary voting shares on the results of 2005 in the total amount of KZT 2,785,661,066.28 – June 15, 2006.
   7) To approve the date of dividends payment on ordinary voting shares on the results of 2005 in the total amount of KZT 2,785,661,066.28 – August 15, 2006

3. On 403,194 circulated preference shares:

   1) To approve the sum of dividends on preference shares for 2005 in the total amount of KZT 205,653,131.64 that equals to KZT 510.06 per preference share (reference value makes up 51.0% of nominal value).

   2) To pay additional dividends on preference shares in money terms by taking into account prior paid guaranteed dividends (KZT 120,958,200) – until May 31, 2006.

   3) The registration date for shareholders having the right to collect additional dividends on preference shares on the results of 2005 – May 03, 2006.

4. to use the remaining net income to guarantee reserve capital and implement the Company's investment projects.

5. The Managerial Board in case of necessity shall introduce appropriate amendments to the Company's budgets subjected to approval by the Board of Directors in accordance with the established procedures.

Chairman Seitimbekov A.A.: The floor is given to the Chairman of Accounting Commission to announce the results of voting on the third item of the agenda of the meeting.

Mr. Stambekov R.Kh., Chairman of Accounting Commission:
(Protocol of Accounting Commission's meeting of the JSC Kazakhtelecom's Annual General Shareholders meeting based upon the results of voting on the item 1 of the Agenda of the General Shareholders Meeting as of April 14, 2006).

Summing-up the results of the cumulative voting on the third item the votes have been distributed as follows:

1) Akhabayev Beybit Adikhanovich
The "**FOR**" votes totaled 9,689,578 votes

The "**AGAINST**" votes totaled 0 votes
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes

2) Zhumagaliyev Askar Kuanyshevich
The "**FOR**" votes totaled 9,689,578 votes
The "**AGAINST**" votes totaled 0 votes
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes

3) Dostiyarov Askar Abayevich
The "**FOR**" votes totaled 9,689,578 votes
The "**AGAINST**" votes totaled 0 votes
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes

4) Nuriyeva Aigul Maratovna
The "**FOR**" votes totaled 9,689,578 votes
The "**AGAINST**" votes totaled 0 votes
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes

5) Saguintayev Bakytzhan Abdirovich
The "**FOR**" votes totaled 9,689,578 votes
The "**AGAINST**" votes totaled 0 votes
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes

6) Utepov Eduard Karlovich
The "**FOR**" votes totaled 9,689,578 votes
The "**AGAINST**" votes totaled 0 votes
The "**ABSTAINED FROM VOTING**" votes totaled 0 votes

Chairman Seitimbekov A.A.: Thus in view of termination of authorities of Company's Board of Directors and pursuant to the article 54 of the Law of the Republic of Kazakhstan "On Joint Stock Companies", Annual General Shareholders meeting **HAS DECIDED:**

1. To elect the following persons to the composition of JSC Kazakhtelecom's Board of Directors for the period determined by Company's Charter:
    1) Akhabayev Beybit Adikhanovich – Deputy Director General of Kaspiyskaya Promyshlenno-Finansovaya Gruppa Ltd.;
    2) Zhumagaliyev Askar Kuanyshevich – Chairman of the Agency of the Republic of Kazakhstan for Informatization and Communication;
    3) Dostiyarov Askar Abayevich – Managing Director of Meridian Securities Kazakhstan Ltd.;
    4) Nuriyeva Aigul Maratovna – Director of Bodam B.V.;
    5) Saguintayev Bakytzhan Abdirovich – Chairman of the Agency of the Republic of Kazakhstan for Regulation of Natural Monopolies ;
    6) Utepov Eduard Karlovich – Chairman of the Committee for state property and privatization of the Ministry of Finance of the Republic of Kazakhstan.

2. To take into consideration that pursuant to the item 1 of the article 37 of JSC Kazakhtelecom's Charter, Mr. Karibzhanov Khairat Salimovich, being the President of JSC Kazakhtelecom ex-officio is a member of JSC Kazakhtelecom's Board of Directors.

Chairman Seitimbekov A.A.: Are there any remarks or proposals as to the way in which the meeting has been conducted? If not, let me announce the closure of JSC Kazakhtelecom's Annual General Shareholders Meeting. Thank you for participation. Good by!

A. Seitimbekov
Chairman of the General Meeting

B. Abdykalykov
Secretary of the General meeting

R. Stambekov
Chairman of the Accounting Commission

E. Alzhanov
I. Azimbekov
Members of the Accounting Commission

A. Nurieva
E. Kingushanov
Representatives of the Shareholders holding 5 and more % of voting shares

ПРОТОКОЛ №28
годового Общего собрания акционеров Акционерного общества «Казахтелеком»

Дата, место и время проведения: 14 апреля 2006 г., 15.00 часов, г. Астана, пр. Абая, 31, зал заседаний АО «Казахтелеком», платежные реквизиты АО «Казахтелеком»: РНН 600700017446, ИИК 057 467 457 в АО «Казкоммерцбанк» в г.Алматы, ул. Гагарина 135 Ж, код 724

Собрание открывает Вице-президент АО "Казахтелеком" Джаманбеков Алмаз Мэлсович

Уважаемые акционеры и приглашенные!

Согласно Решению Совета директоров АО «Казахтелеком» от 22 февраля 2006 г. № 4 на сегодня, 14 апреля 2006 г., на 15.00 часов назначено годовое Общее собрание акционеров АО «Казахтелеком».

В соответствии со ст. 45 Закона Республики Казахстан «Об акционерных обществах», Общее собрание акционеров правомочно рассматривать и принимать решения, если на момент окончания регистрации участников собрания зарегистрированы акционеры или их представители, включенные в список акционеров, имеющих право принимать участие в нем и голосовать на нем, владеющие в совокупности 50 и более % голосующих акций Общества.

На годовом Общем собрании, в соответствии с протоколом №1 заседания Секретариата Общего собрания акционеров от 14 апреля 2006 года, по состоянию на 15.00 часов, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 689 578 голосами, что составляет 88,7 % от общего количества голосов.

Таким образом, кворум, необходимый для проведения собрания, имеется.

Поскольку полномочия участников собрания подтверждены, **объявляю собрание открытым**.

В работе Собрания принимают участие акционеры Общества и приглашенные лица.

Нам необходимо, в соответствии с пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», избрать форму голосования: тайное или открытое.

Поступило предложение проводить голосование открытым способом по бюллетеням.

Кто «за» это предложение прошу голосовать поднятием руки.

Проголосовали единогласно.

Таким образом, годовое Общее собрание акционеров АО «Казахтелеком» решило избрать открытую форму голосования по бюллетеням.

Для разъяснения порядка голосования слово предоставляется Стамбекову Р.Х. – главному менеджеру Службы внешних связей АО "Казахтелеком".

Стамбеков Р.Х.: *По процедурным вопросам голосование проводится поднятием руки. По всем остальным вопросам - по бюллетеням. У Вас на руках имеются бюллетени для голосования, в которых необходимо делать соответствующие пометки*

о голосовании (За, Против или Воздержался) по каждому вопросу и передавать их в Счетную комиссию.

Джаманбеков А.М.: Для проведения собрания необходимо избрать Председателя и Секретаря собрания и Счетную комиссию.

Есть предложение избрать:

а) Председателем Собрания - **Сейтимбекова Ардака Аскаровича** - Директора Департамента связи Агентства Республики Казахстан по информатизации и связи.

Есть ли другие предложения? Если нет, то прошу проголосовать за предложенную кандидатуру поднятием руки.

Проголосовали единогласно.

б) Секретарь собрания – **Абдыкалыков Булат Катшибекович** – Руководитель Службы внешних связей. Есть ли другие предложения по кандидатурам? Если нет, то прошу проголосовать за предложенные кандидатуры поднятием руки.

Проголосовали единогласно.

в) Счетную комиссию в следующем составе: **Стамбеков Руслан Хизятович** - главный менеджер Службы внешних связей - Председатель Счетной комиссии; **Альжанов Еркебулан Турлыбекович и Азимбеков Ильяс Абдумауленович** - Представители независимого регистратора Общества- АО «Реестр-сервис».

Есть ли другие предложения по кандидатурам ? Если нет, то прошу проголосовать за предложенные кандидатуры поднятием руки.

Проголосовали единогласно.

В соответствии со статьей 46 и пунктом 4 статьи 48 Закона Республики Казахстан «Об акционерных обществах», **годовое Общее собрание акционеров АО «Казахтелеком» РЕШИЛО:**

1. Избрать Председателем Общего собрания Сейтимбекова Ардака Аскаровича
2. Избрать Секретарем Общего собрания акционеров Абдыкалыкова Булата Катшибековича.
3. Избрать Счетную комиссию Общего собрания в составе: Стамбеков Руслан Хизятович; Альжанов Еркебулан Турлыбекович; Азимбеков Ильяс Абдумауленович

Прошу Председателя, Секретариат и Счетную комиссию собрания занять свои места и приступить к возложенным обязанностям.

Далее ведение годового Общего собрания акционеров осуществляет **Председатель собрания – Сейтимбеков А.А.**

Председатель Сейтимбеков А.А. : Перед тем, как мы приступим к обсуждению вопросов, нам необходимо утвердить Повестку дня годового Общего собрания акционеров АО «Казахтелеком». Повестка дня была опубликована, в установленном порядке, в средствах массовой информации Общества («Казахстанская правда» №56 от 11 марта 2006 года и «Егемен Казахстан» № 57 от 11 марта 2006 года) и состоит из следующих вопросов:

1. Об утверждении аудированной годовой финансовой отчетности АО "Казахтелеком" за 2005 г., подготовленной в соответствии с Казахстанскими и Международными стандартами финансовой отчетности.
2. О распределении чистого дохода по итогам 2005 года, утверждении размера и выплате дивидендов по простым акциям за 2005г.
3. Об изменениях в составе Совета директоров АО "Казахтелеком".

Кто «за» предложенную Повестку дня ? Прошу голосовать поднятием руки.

Проголосовали единогласно.



Решение принято.

Таким образом, **годовое Общее собрание акционеров АО «Казахтелеком»** решило утвердить Повестку дня собрания.

Переходим к обсуждению первого вопроса повестки дня собрания.

Председатель Сейтимбеков А.А. :

Итак, слово для доклада по первому вопросу повестки дня предоставляется Узбаханову Тимуру Николаевичу-Главному бухгалтеру-Директору Департамента бухгалтерского учета и отчетности.

Выступление Узбаханова Т.Н. : Аудит финансовой отчетности 2005 г. был проведен аудиторской компанией Deloitte & Touche. По результатам аудита Deloitte & Touche вынес безоговорочное заключение о достоверности финансовой отчетности АО «Казахтелеком» по Казахстанским Стандартам Бухгалтерского Учета (далее- КСБУ) и Международным Стандартам Финансовой Отчетности (далее- МСФО) .

В соответствии с пунктом 2 статьи 42 Устава Общества финансовая отчетность была утверждена Советом директоров (Протокол заседания Совета директоров АО «Казахтелеком» №7 от 14 марта 2006 г.) в предварительном порядке для представления на утверждение Общего собрания акционеров.

В соответствии с требованиями статьи 76 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО «Казахтелеком» должно утверждать годовую финансовую отчетность Общества.

В соответствии с пунктом 6 статьи 1 Закона Республики Казахстан от 11 июня 2004 года №562-II «О внесении изменений и дополнений в некоторые законодательные акты Республики Казахстан по вопросам бухгалтерского учета и финансовой отчетности» (далее- Закон) с 1 января 2005 года составление финансовой отчетности акционерными обществами должно осуществляться в соответствии с Международными Стандартами Финансовой Отчетности.

В связи с этим, на годовое Общее собрание акционеров выносится вопрос «Об утверждении годовой аудированной финансовой отчетности АО «Казахтелеком» за 2005 год по КСБУ и МСФО».

Председатель Сейтимбеков А.А. : Есть вопросы к докладчику ? Вопросов нет.

Председатель Сейтимбеков А.А. : Итак, по первому вопросу "Об утверждении аудированной годовой финансовой отчетности АО "Казахтелеком" за 2005 г., подготовленной в соответствии с Казахстанскими и Международными стандартами финансовой отчетности" ставится на голосование следующий проект решения:

В соответствии с требованиями статьи 76 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО «Казахтелеком»

РЕШИЛО:

1.Утвердить аудированную годовую финансовую отчетность АО «Казахтелеком» за 2005 год по КСБУ и МСФО.

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.



Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Переходим к обсуждению второго вопроса повестки дня собрания.

Председатель Сейтимбеков А.А. :

Итак, слово для доклада по второму вопросу повестки дня предоставляется Жазыкбаеву Ерлану Алибековичу - Директору Департамента проектного финансирования.

Выступление Жазыкбаева Е.А.:

Согласно Постановлению Правительства Республики Казахстан от 24 апреля 2003 года № 404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», АО «Казахтелеком» осуществляет начисление дивидендов на акции, в соответствии со «среднесрочными планами развития, утверждаемыми Правительством Республики Казахстан». Планом развития АО «Казахтелеком» на 2005-2007 годы уровень дивидендов на простые акции по итогам 2005 года предусмотрен в размере 4,709,228 тыс. тенге.

Объем начисленных дивидендов на привилегированные акции за 2005 год, находящиеся в обращении, составляет 120,958.20 тыс. тенге.

Формирование политики в отношении дивидендов на акции Общества с учетом долгосрочной перспективы является дополнительным фактором для акционеров, определяющим выгодность и целесообразность инвестирования. Тем не менее, увеличение реинвестируемой доли чистой прибыли (как следствие, увеличение собственного капитала) объясняется необходимостью:

- реализации БКВ 2006 года, крупного инвестиционного проекта (КИП) и создания мультисервисной сети телекоммуникаций по проекту телефонизации левобережья г. Астана;
- соблюдение финансово-экономических коэффициентов, характеризующих инвестиционную привлекательность Общества;
- снижения уровня заимствований;
- возможными последствиями от мероприятий политического характера.

Предлагаемый уровень дивидендов по простым акциям (510.06 тенге на акцию) на 2006 год составляет 5,571,322 тыс. тенге и превышает предусмотренный Планом развития Общества 2005-2007 годы уровень на 18.3%. Кроме того, рассматриваемый уровень дивидендов на простые акции обеспечивает прирост дивидендов текущего года на 26.2% по сравнению с уровнем дивидендов прошлого года.

При этом, необходимо отметить, что в соответствии со статьей 24 Закона Республики Казахстан «Об акционерных обществах», размер дивидендов, начисляемых по привилегированным акциям, не может быть меньше размера дивидендов, начисляемых по простым акциям за этот же период», а проспектом эмиссии Общества по привилегированным акциям определен ежегодный дивиденд в размере 30% от номинала или 300 тенге на одну привилегированную акцию. В результате доплата дивидендов по привилегированным акциям составляет дополнительно 84,694.9 тыс. тенге.

Таким образом, размер выплачиваемых дивидендов на простые акции будет составлять 5,571,322 тыс. тенге, что составляет 510.06 тенге на одну простую акцию. Общая сумма дивидендных выплат с учетом ранее начисленных на привилегированные акции 120,958.20 тыс. тенге и доплаты по ним, составит 5,776,975.3 тыс. тенге. При этом отношение всех дивидендных выплат, в т.ч. по привилегированным акциям, к чистой прибыли по итогам 2005 года составит 17.0%.

Соответственно:

- В связи с необходимостью обеспечения для акционеров Общества отдачи на вложенный капитал;
- В целях реинвестирования прибыли, для повышения рыночной капитализации Общества, выполнения Бюджета капитальных вложений 2006 года;
- В целях реализации КИП;
- В целях поддержания уровня ликвидности Общества на требуемом уровне, соблюдения финансово-экономических коэффициентов, характеризующих инвестиционную привлекательность Общества;
- Для стабилизации темпа прироста дивидендов в долгосрочном периоде,

в проекте решения годового Общего собрания акционеров АО «Казахтелеком» предлагается:

1. Утвердить сумму дивидендных выплат на простые и привилегированные акции по итогам 2005 года в размере 5,776,975,264 (Пять миллиардов семьсот семьдесят шесть миллионов девятьсот семьдесят пять тысяч двести шестьдесят четыре) тенге.

2. По простым акциям, находящимся в обращении в количестве 10,922,876 штук:
1) Утвердить размер дивидендов по итогам 2005 года по простым голосующим акциям в размере 5,571,322,132.56 тенге, что составляет 510.06 тенге на 1 простую акцию (справочно – 51.0 % от номинала).
2) Утвердить дату регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2005 года - 25 мая 2006 года.
3) Утвердить дату начала выплаты дивидендов на простые акции – 15 июня 2006 года.
4) Утвердить порядок выплаты – по заявлению акционера.
5) Утвердить форму выплаты – в денежной форме.
6) Утвердить дату выплаты дивидендов по итогам 2005 года по простым голосующим акциям в размере 2,785,661,066.28 тенге - 15 июня 2006 года.
7) Утвердить дату выплаты дивидендов по итогам 2005 года по простым голосующим акциям в размере 2,785,661,066.28 тенге - 15 августа 2006 года.

3. По привилегированным акциям, находящимся в обращении в количестве 403,194 штук:
1) Утвердить размер дивидендов за 2005 год по привилегированным акциям в размере 205,653,131.64 тенге, что составляет 510.06 тенге на 1 привилегированную акцию (справочно – 51.0% от номинала).
2) Выплатить дополнительно дивиденды по привилегированным акциям за 2005 год в денежной форме с учетом ранее выплаченных гарантированных дивидендов (120,958,200 тенге) в срок - до 31 мая 2006 года.
3) Дата регистрации акционеров, имеющих право на получение дополнительных дивидендов по привилегированным акциям за 2005 год, - 03 мая 2006 года.

4. Оставшийся чистый доход использовать для обеспечения резервного капитала, а также для реализации инвестиционных проектов Общества.

5. Правлению АО «Казахтелеком» внести в случае необходимости соответствующие корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Председатель Сейтимбеков А.А. : Есть вопросы к докладчику ?

Председатель Сейтимбеков А.А. : Хочу напомнить, что для принятия решения по данному вопросу требуется квалифицированное большинство голосов. В связи с чем, прошу еще раз Счетную комиссию подтвердить наличие кворума для голосования по данному вопросу.

Председатель Счетной комиссии Стамбеков Р.Х.:

По состоянию на текущий момент, зарегистрировалось акционеров и их полномочных представителей, обладающих в совокупности 9 689 578 голосами, что составляет 88,7% от общего количества голосов. Таким образом, квалифицированное большинство голосов от общего числа акций Общества имеется.

Председатель : Итак, по второму вопросу «О распределении чистого дохода по итогам 2005 года, утверждении размера и выплате дивидендов по простым акциям за 2005г.» ставится на голосование следующий проект решения:

В соответствии с утвержденным Постановлением Правительства Республики Казахстан от 19 мая 2005 года № 479 Планом развития АО «Казахтелеком» на 2005-2007 годы и Постановлением Правительства Республики Казахстан от 24.04.2003г. №404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», учитывая кассовые возможности, Бюджет капитальных вложений и крупные инвестиционные проекты Общества на 2006 год, а также в соответствии со статьей 23 Закона Республики Казахстан от 13.05.2003 года №415-II «Об акционерных обществах», годовое Общее собрание акционеров АО "Казахтелеком" РЕШИЛО:

1. Утвердить сумму дивидендных выплат на простые и привилегированные акции по итогам 2005 года в размере 5,776,975,264 (Пять миллиардов семьсот семьдесят шесть миллионов девятьсот семьдесят пять тысяч двести шестьдесят четыре) тенге.

2. По простым акциям, находящимся в обращении в количестве 10,922,876 штук:

1) Утвердить размер дивидендов по итогам 2005 года по простым голосующим акциям в размере 5,571,322,132.56 тенге, что составляет 510.06 тенге на 1 простую акцию (справочно – 51.0 % от номинала).

2) Утвердить дату регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2005 года - 25 мая 2006 года.

3) Утвердить дату начала выплаты дивидендов на простые акции – 15 июня 2006 года.

4) Утвердить порядок выплаты – по заявлению акционера.

5) Утвердить форму выплаты – в денежной форме.

6) Утвердить дату выплаты дивидендов по итогам 2005 года по простым голосующим акциям в размере 2,785,661,066.28 тенге - 15 июня 2006 года.

7) Утвердить дату выплаты дивидендов по итогам 2005 года по простым голосующим акциям в размере 2,785,661,066.28 тенге - 15 августа 2006 года.

3. По привилегированным акциям, находящимся в обращении в количестве 403,194 штук:

1) Утвердить размер дивидендов за 2005 год по привилегированным акциям в размере 205,653,131.64 тенге, что составляет 510.06 тенге на 1 привилегированную акцию (справочно – 51.0% от номинала).

2) Выплатить дополнительно дивиденды по привилегированным акциям за 2005 год в денежной форме с учетом ранее выплаченных гарантированных дивидендов (120,958,200 тенге) в срок - до 31 мая 2006 года.

3) Дата регистрации акционеров, имеющих право на получение дополнительных дивидендов по привилегированным акциям за 2005 год, - 03 мая 2006 года.

4. Оставшийся чистый доход использовать для обеспечения резервного капитала, а также для реализации инвестиционных проектов Общества.



5. Правлению АО «Казахтелеком» внести в случае необходимости соответствующие корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Переходим к обсуждению третьего вопроса повестки дня собрания.

Председатель Сейтимбеков А.А. : Итак, слово для доклада по третьему вопросу повестки дня "Об изменениях в составе Совета директоров АО "Казахтелеком" предоставляется Сеилову Шахмарану Журсинбековичу-Исполнительному директору по внешним связям АО "Казахтелеком".

Выступление Сеилова Ш.Ж. :

16 мая 2003 года годовым Общим собранием акционеров Общества был утвержден состав Совет директоров АО «Казахтелеком»:

1) Ахабаев Бейбит Адиханович
2) Бектасов Абен Агыбаевич
3) Жумагулов Бауржан Кусаинович
4) Мынбаев Сауат Махаметбаевич
5) Налибаев Абдукалык Закирович
6) Нигматуллин Нурлан Зайруллаевич
7) Утепов Эдуард Карлович

В период до настоящего времени, состав Совета директоров менялся рекомендованными к избранию новыми членами Совета директоров на оставшийся срок полномочий предшественников.

В соответствии с пунктом 2 статьи 54 Закона Республики Казахстан «Об акционерных обществах», выборы членов Совета директоров осуществляются кумулятивным голосованием. Акционер вправе отдать голоса по принадлежащим ему акциям полностью за одного кандидата или распределить их между несколькими кандидатами в члены Совета директоров. Избранными в Совет директоров считаются кандидаты, набравшие наибольшее число голосов.

В соответствии с пунктом 6 статьи 31 Устава Общества, члены Совета директоров избираются сроком на 3 года либо на иной срок, установленный Общим собранием акционеров Общества.

На основании подпункта 5 пункта 1 статьи 36 Закона Республики Казахстан «Об акционерных обществах», вопрос избрания и прекращения полномочий членов Совета директоров относится к исключительной компетенции Общего собрания акционеров. Таким образом, в связи с истечением срока полномочий членов Совета директоров Общества и в соответствии со статьей 54 Закона Республики Казахстан «Об акционерных обществах», годовому Общему собранию акционеров предстоит:

1. Избрать в состав Совета директоров АО "Казахтелеком" на срок, предусмотренный Уставом Общества, следующих лиц:

1) Ахабаев Бейбит Адиханович (рекомендован для избрания акционером Общества-компанией Central Asian Industrial Holdings N.V. письмом от 31 марта 2006 г. № 2)



2) Жумагалиев Аскар Куанышевич (рекомендован для избрания Агентством Республики Казахстан по информатизации и связи письмом от 13 апреля 2006 г. № 03-02/1696)

3) Достияров Аскар Абаевич (рекомендован для избрания акционером Общества-компанией Central Asian Industrial Holdings N.V. письмом от 31 марта 2006 г. № 2)

4) Нуриева Айгуль Маратовна (рекомендована акционером Общества-компанией Bodam B.V. письмом от 13 февраля 2006 года)

5) Сагинтаев Бакытжан Абдирович (рекомендован для избрания Постановлением Правительства Республики Казахстан №1051 от 25.09.2002 года)

6) Утепов Эдуард Карлович (рекомендован для избрания Постановлением Правительства Республики Казахстан №1051 от 25.09.2002 года)

2. Принять к сведению, что в соответствии с пунктом 1 статьи 37 Устава АО «Казахтелеком» Карибжанов Хайрат Салимович, являясь Президентом АО «Казахтелеком», по должности входит в состав Совета директоров АО «Казахтелеком».

Председатель Сейтимбеков А.А. : Есть вопросы к докладчику ?

Выступили: Ахабаев Б.А., Сейтимбеков А.А.

Председатель Сейтимбеков А.А. : Хочу напомнить, что в соответствии с пунктом 1 статьи 54 Закона Республики Казахстан "Об акционерных обществах" и пунктом 7 статьи 31 Устава Общества, выборы членов Совета директоров осуществляются кумулятивным голосованием. Акционеры вправе отдать голоса по принадлежащим ему акциям полностью за одного кандидата или распределить их между несколькими кандидатами в члены Совета директоров Общества.

Председатель Сейтимбеков А.А. : Итак, по третьему вопросу "Об изменениях в составе Совета директоров АО "Казахтелеком" ставится на голосование следующий проект решения:

В связи с истечением срока полномочий членов Совета директоров Общества и в соответствии со статьей 54 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров решило:

1. Избрать в состав Совета директоров АО "Казахтелеком" на срок, предусмотренный Уставом Общества, следующих лиц:

1) Ахабаев Бейбит Адиханович - И.о. Генерального директора ТОО "Каспийская промышленно-финансовая группа"

2) Жумагалиев Аскар Куанышевич - Председатель Агентства Республики Казахстан по информатизации и связи

3) Достияров Аскар Абаевич - Управляющий директор ТОО «Меридиан Секьюритиз Казахстан»

4) Нуриева Айгуль Маратовна - Директор компании "Bodam B.V."

5) Сагинтаев Бакытжан Абдирович - Председатель Агентства Республики Казахстан по регулированию естественных монополий

6) Утепов Эдуард Карлович - Председатель Комитета государственного имущества и приватизации Министерства финансов Республики Казахстан

2. Принять к сведению, что в соответствии с пунктом 1 статьи 37 Устава АО «Казахтелеком» Карибжанов Хайрат Салимович, являясь Президентом АО «Казахтелеком», по должности входит в состав Совета директоров АО «Казахтелеком».



Если нет возражений, то прошу акционеров сделать соответствующие пометки в бюллетенях для голосования по этому вопросу и передать их в Счетную комиссию.

Акционерами и их полномочными представителями были сделаны соответствующие отметки в бюллетенях. Членами Счетной комиссии были собраны бюллетени.

Объявляется перерыв 5 мин.

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по первому вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Стамбеков Р.Х.:**
(*Протокол заседания Счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу №1 Повестки дня Общего собрания акционеров от 14 апреля 2006 г)*.

При подведении итогов голосования открытым способом по первому вопросу голоса распределились следующим образом:

- **«ЗА»** подано 9 689 578 голосов, что составляет 100 % от общего числа присутствующих голосов;
- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего числа присутствующих голосов.

Для принятия решения по данному вопросу требуется большинство голосов акционеров.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО ЕДИНОГЛАСНО**

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии с требованиями статьи 76 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров АО «Казахтелеком» **РЕШИЛО:**

1.Утвердить аудированную годовую финансовую отчетность АО «Казахтелеком» за 2005 год по КСБУ и МСФО.

Председатель Сейтимбеков А.А.: Слово для оглашения результатов голосования по второму вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Стамбеков Р.Х.:**
(*Протокол заседания Счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу №2 Повестки дня Общего собрания акционеров от 14 апреля 2006 г)*.

При подведении итогов голосования открытым способом по второму вопросу голоса распределились следующим образом:

- **«ЗА»** подано 9 689 578 голосов, что составляет 88,7 % от общего количества голосующих акций Общества;



- **«ПРОТИВ»** подано 0 голосов, что составляет 0 % от общего количества голосующих акций Общества;
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов, что составляет 0 % от общего количества голосующих акций Общества;

Для принятия решения по данному вопросу требуется квалифицированное большинство голосов акционеров.

По результатам голосования **РЕШЕНИЕ ПРИНЯТО** квалифицированным большинством голосов акционеров.

Председатель Сейтимбеков А.А. :

Таким образом, в соответствии с утвержденным Постановлением Правительства Республики Казахстан от 19 мая 2005 года № 479 Планом развития АО «Казахтелеком» на 2005-2007 годы и Постановлением Правительства Республики Казахстан от 24.04.2003г. №404 «О дивидендах на государственные пакеты акций и доходах на государственные доли участия в организациях», учитывая кассовые возможности, Бюджет капитальных вложений и крупные инвестиционные проекты Общества на 2006 год, а также в соответствии со статьей 23 Закона Республики Казахстан от 13.05.2003 года №415-II «Об акционерных обществах», годовое Общее собрание акционеров АО "Казахтелеком" РЕШИЛО:

1. Утвердить сумму дивидендных выплат на простые и привилегированные акции по итогам 2005 года в размере 5,776,975,264 (Пять миллиардов семьсот семьдесят шесть миллионов девятьсот семьдесят пять тысяч двести шестьдесят четыре) тенге.

2. По простым акциям, находящимся в обращении в количестве 10,922,876 штук:

1) Утвердить размер дивидендов по итогам 2005 года по простым голосующим акциям в размере 5,571,322,132.56 тенге, что составляет 510.06 тенге на 1 простую акцию (справочно – 51.0 % от номинала).

2) Утвердить дату регистрации акционеров, имеющих право на получение дивидендов по простым акциям по итогам 2005 года - 25 мая 2006 года.

3) Утвердить дату начала выплаты дивидендов на простые акции – 15 июня 2006 года.

4) Утвердить порядок выплаты – по заявлению акционера.

5) Утвердить форму выплаты – в денежной форме.

6) Утвердить дату выплаты дивидендов по итогам 2005 года по простым голосующим акциям в размере 2,785,661,066.28 тенге - 15 июня 2006 года.

7) Утвердить дату выплаты дивидендов по итогам 2005 года по простым голосующим акциям в размере 2,785,661,066.28 тенге - 15 августа 2006 года.

3. По привилегированным акциям, находящимся в обращении в количестве 403,194 штук:

1) Утвердить размер дивидендов за 2005 год по привилегированным акциям в размере 205,653,131.64 тенге, что составляет 510.06 тенге на 1 привилегированную акцию (справочно – 51.0% от номинала).

2) Выплатить дополнительно дивиденды по привилегированным акциям за 2005 год в денежной форме с учетом ранее выплаченных гарантированных дивидендов (120,958,200 тенге) в срок - до 31 мая 2006 года.

3) Дата регистрации акционеров, имеющих право на получение дополнительных дивидендов по привилегированным акциям за 2005 год, - 03 мая 2006 года.

4. Оставшийся чистый доход использовать для обеспечения резервного капитала, а также для реализации инвестиционных проектов Общества.

5. Правлению АО «Казахтелеком» внести в случае необходимости соответствующие корректировки в бюджеты Общества для утверждения на Совете Директоров в установленном порядке.

Председатель Сейтимбеков А.А. : Слово для оглашения результатов голосования по третьему вопросу Повестки дня предоставляется Председателю Счетной комиссии.

Председатель Счетной комиссии **Стамбеков Р.Х.:**
(*Протокол заседания Счетной комиссии годового Общего собрания акционеров АО «Казахтелеком» по результатам голосования по вопросу №3 Повестки дня Общего собрания акционеров от 14 апреля 2006 г)*.

При подведении итогов кумулятивного голосования по третьему вопросу голоса распределились следующим образом:

1) Ахабаев Бейбит Адиханович
- **«ЗА»** подано 9 689 578 голосов
- **«ПРОТИВ»** подано 0 голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов

2) Жумагалиев Аскар Куанышевич
- **«ЗА»** подано 9 689 578 голосов
- **«ПРОТИВ»** подано 0 голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов

3) Достияров Аскар Абаевич
- **«ЗА»** подано 9 689 578 голосов
- **«ПРОТИВ»** подано 0 голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов

4) Нуриева Айгуль Маратовна
- **«ЗА»** подано 9 689 578 голосов
- **«ПРОТИВ»** подано 0 голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов

5) Сагинтаев Бакытжан Абдирович
- **«ЗА»** подано 9 689 578 голосов
- **«ПРОТИВ»** подано 0 голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов

6) Утепов Эдуард Карлович
- **«ЗА»** подано 9 689 578 голосов
- **«ПРОТИВ»** подано 0 голосов
- **«ВОЗДЕРЖАЛСЯ»** подано 0 голосов

Председатель Сейтимбеков А.А. :

Таким образом, в связи с истечением срока полномочий членов Совета директоров Общества и в соответствии со статьей 54 Закона Республики Казахстан «Об акционерных обществах», годовое Общее собрание акционеров решило:

1. Избрать в состав Совета директоров АО "Казахтелеком" на срок, предусмотренный Уставом Общества, следующих лиц:
   1) Ахабаев Бейбит Адиханович - И.о. Генерального директора ТОО "Каспийская промышленно-финансовая группа"
   2) Жумагалиев Аскар Куанышевич - Председатель Агентства Республики Казахстан по информатизации и связи
   3) Достияров Аскар Абаевич - Управляющий директор ТОО «Меридиан Секьюритиз Казахстан»
   4) Нуриева Айгуль Маратовна - Директор компании "Bodam B.V."
   5) Сагинтаев Бакытжан Абдирович - Председатель Агентства Республики Казахстан по регулированию естественных монополий
   6) Утепов Эдуард Карлович-Председатель Комитета государственного имущества и приватизации Министерства финансов Республики Казахстан
2. Принять к сведению, что в соответствии с пунктом 1 статьи 37 Устава АО «Казахтелеком» Карибжанов Хайрат Салимович, являясь Президентом АО «Казахтелеком», по должности входит в состав Совета директоров АО «Казахтелеком».

Председатель Сейтимбеков А.А. : Какие будут замечания, предложения по ведению собрания? Нет? Тогда, разрешите, на этом годовое Общее собрание акционеров АО «Казахтелеком» считать закрытым. Спасибо за участие. До свидания.

Председатель Общего собрания	**А. Сейтимбеков**
Секретарь Общего собрания	**Б. Абдыкалыков**
Председатель Счетной комиссии	**Р. Стамбеков**
Члены Счетной комиссии	**Е. Альжанов**
	И. Азимбеков
Представители Акционера, владеющего 5 и более % голосующих акций	**А. Нуриева**
	Е. Кингушанов